NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS
OF ZI CORPORATION

to be held on April 9, 2009

- and -

NOTICE OF PETITION TO THE COURT
OF QUEEN’S BENCH OF ALBERTA

- and -

INFORMATION CIRCULAR
with respect to a proposed
ARRANGEMENT

involving

ZI CORPORATION, NUANCE ACQUISTION ULC AND NUANCE
COMMUNICATIONS, INC.

March 13, 2009

The Board of Directors unanimously recommends that Shareholders vote IN FAVOUR of the Arrangement Resolution.

If you have any questions or require more information with regard to voting your Zi Shares, please contact
Georgeson, the proxy solicitation agent, at 1-800-733-6209.

These materials are important and require your immediate attention. They require shareholders of Zi Corporation to make an important decision. If you are in doubt as to how to make such decision, please contact your financial, legal or other professional advisors.

The shares of Nuance Common Stock and Nuance Warrants to be issued under the Arrangement are being issued by a U.S. issuer using disclosure documents prepared in accordance with U.S. securities laws. Zi securityholders should be aware that these requirements may differ from those of the provinces of Alberta, Ontario and Québec. The financial statements included or incorporated by reference in this Information Circular have not been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to financial statements of Canadian issuers.

All of the directors and officers of Nuance and certain of the experts named in this Information Circular reside outside of Canada and it may not be possible for investors to effect service of process within Canada upon the directors, officers and experts referred to above. Substantially all of the assets of these persons and of Nuance may be located outside of Canada. It may also not be possible to enforce against Nuance, its directors and officers, and certain of the experts named in this Information Circular, for judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

No securities commission or similar authority in Canada or the United States of America has in any way passed upon the merits of the shares to be issued under the Arrangement and offered by this Information Circular. Any representation to the contrary is an offence.

NOTICE OF SPECIAL MEETING OF ZI		Court Approvals	32
SHAREHOLDERS	1	Regulatory Approvals	32
NOTICE OF PETITION	1	Details of the Arrangement	32
INTRODUCTION	1	Terms of the Arrangement Agreement	35
INFORMATION PERTAINING TO NUANCE	1	Covenants Relating to Conduct of Business	35
CAUTIONARY STATEMENT REGARDING		Additional Covenants	37
FORWARD-LOOKING STATEMENTS	1	Non-Solicitation Covenants	37
CURRENCY	2	Representations and Warranties	39
ADVICE TO BENEFICIAL HOLDERS OF ZI		Conditions to the Arrangement Becoming
SHARES	2	Effective	40
NOTE TO U.S. SECURITYHOLDERS	3	Termination	42
GLOSSARY OF TERMS	5	Termination Payments	43
SUMMARY INFORMATION	13	Voting Support Agreements	43
The Meeting	13	Supporting Shareholders’ Voting Support
Zi Corporation	13	Agreements	44
Nuance Communications, Inc	13	Trustee Voting Support Agreement	44
Nuance Acquisition ULC	14	Post Arrangement Structure	46
The Arrangement	14	Depositary and Proxy Solicitation Agent	46
Post Arrangement Structure	15	Delivery of Arrangement Consideration	46
Background to the Arrangement	15	Deposit of Share Certificates	46
Reasons for the Arrangement	18	Return of Zi Shares	48
Fairness Opinion	20	Mail Service Interruption	48
Recommendation of the Special Committee	20	Interests of Management and Others in the
Recommendation of the Zi Board of Directors	20	Arrangement	48
Non-Solicitation / Superior Proposals	20	Shares	48
Conditions to the Arrangement Becoming		Zi Options, RSUs and RSAs	48
Effective	20	Payments to Directors	49
Termination	21	Payments to Certain Officers, Employees and
Termination Payments	21	Consultants	50
Approval of Zi Shareholders Required for the		Directors' and Officers' Liability Insurance for
Arrangement	21	Current and Former Directors and Officers
Voting Support Agreements	21	of Zi	50
Court Approval	21	Timing	51
Other Regulatory Approvals	22	Right to Dissent	51
Stock Exchange Listings	22	Expenses of the Arrangement	53
Procedure for Exchange of Zi Shares	22	Stock Exchange Listings	53
Interests of Management and Others in the		Other Regulatory Approvals	53
Arrangement	22	Canadian Securities Law Matters	53
Right to Dissent	23	U.S. Securities Law Matters	53
Certain Canadian Federal Income Tax		Judicial Developments	54
Considerations for Zi Shareholders	23	CERTAIN CANADIAN FEDERAL INCOME TAX
Certain U.S Federal Income Tax Considerations for		CONSIDERATIONS FOR ZI SHAREHOLDERS	55
Zi Shareholders	23	Residents	55
Other Tax Considerations	23	Resident Shareholders Who Dispose of Zi Shares
Timing of Completion of the Arrangement	24	Pursuant to the Arrangement	56
THE ARRANGEMENT	25	Dissenting Resident Shareholders	56
Background to the Arrangement	25	Qualified Investment	56
Reasons for the Arrangement	28	Dividends on Nuance Common Stock held by
Fairness Opinion	30	Resident Shareholders	56
Recommendation of the Special Committee	31	Acquisition by Resident Shareholders of Nuance
Recommendation of the Board of Directors	31	Common Stock	57
Procedure for the Arrangement Becoming		Disposition by Resident Shareholders of Nuance
Effective	31	Common Stock	57
Approvals	31	Foreign Property Information Reporting	57
Shareholder Approvals	31	Foreign Investment Entity Tax Proposals	57

Non-Residents	59
Non-Resident Shareholders who Dispose of Zi
Shares Pursuant to the Arrangement	59
Dissenting Non-Resident Shareholders	59
25% Non-Resident Shareholders	60
CERTAIN U.S FEDERAL INCOME TAX
CONSIDERATIONS FOR ZI SHAREHOLDERS	61
Consequences of to U.S. Holders of Disposition of
Zi Shares Pursuant to Arrangement	62
Ownership of Nuance Common Stock	63
Distributions on Nuance Common Stock	63
General Taxation of Distributions	63
Disposition of Nuance Common Stock	63
Passive Foreign Investment Company
Considerations	63
Controlled Foreign Corporation Considerations	64
Backup Withholding Tax and Information
Reporting Requirements	65
INFORMATION CONCERNING ZI	66
Documents Incorporated by Reference	66
Corporate Description	66
General Overview	67
Zi Technology Business Unit	67
Market Price and Trading Volume Information	70
Voting Securities and Principal Holders of Voting
Securities	71
Voting Securities and Record Date	71
Principal Zi Shareholders	71
Interest of Informed Persons in Material
Transactions	71
Management Contracts	71
Experts	72
Legal Proceedings and Regulatory Actions	72
Auditors, Registrar and Transfer Agent	73
Other Business	73
Additional Information	73
INFORMATION CONCERNING NUANCE	74
SOLICITATION OF PROXIES AND VOTING AT
THE MEETING	75
Solicitation of Proxies	75
Appointment and Revocation of Proxies	75
Signature of Proxy	75
Voting of Proxies	76
Exercise of Discretion of Proxy	76
Procedure and Votes Required	76
Arrangement Resolution	76
DIRECTORS’ APPROVAL	77
AUDITORS' CONSENTS	78
APPENDIX A ARRANGEMENT RESOLUTION
APPENDIX B ARRANGEMENT AGREEMENT
APPENDIX C INTERIM ORDER
APPENDIX D INFORMATION CONCERNING
NUANCE COMMUNICATIONS, INC. INCLUDING
FINANCIAL STATEMENTS
APPENDIX E FAIRNESS OPINION
APPENDIX F ABCA DISSENT PROVISIONS

March 13, 2009

Dear Shareholders:

     You are invited to attend a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Zi Shares”) of Zi Corporation (“Zi”). The meeting is to be held in the Willow Room at Sheraton Suites Calgary Eau Claire, 255 Barclay Parade SW, Calgary, Alberta, Canada, on April 9, 2009, at 10:00 a.m. (Calgary time). At the Meeting, Shareholders will consider and, if thought advisable, approve a proposed plan of arrangement (the “Arrangement”) involving Zi, Nuance Acquisition ULC (“Subco”) and Nuance Communications, Inc. (“Nuance”).

     Under the Arrangement, Nuance will, through Subco, acquire all of the Zi Shares and Shareholders will receive for each Zi Share held, US$0.34 in cash and approximately 0.03706 of a share of Nuance Common Stock, having an aggregate value of approximately US$0.69 per Zi Share as at February 26, 2009.

     The Board of Directors of Zi has retained Ridgecrest Capital Partners Incorporated (“Ridgecrest”) as financial advisor to Zi and Ridgecrest has delivered to the Board of Directors its written opinion that the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (the “Fairness Opinion”). The Board of Directors of Zi has carefully reviewed the Fairness Opinion, as well as other relevant matters, and has concluded that the Arrangement is in the best interest of Zi and its Shareholders and that it should be placed before the Shareholders for their approval.

The Board of Directors of Zi unanimously recommends that you vote
IN FAVOUR of the resolution approving the Arrangement.

     Certain Shareholders, including all of the directors and several of the executive officers of Zi, who own in aggregate approximately 37.1% of the outstanding Zi Shares, have entered into voting support agreements pursuant to which, among other things, they have agreed to vote the Zi Shares held by them in favour of the Arrangement.

     The resolution approving the Arrangement must be approved by not fewer than two-thirds of the votes cast by the Shareholders voting in person or by proxy at the Meeting. The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and all necessary regulatory approvals.

     The accompanying information circular contains a detailed description of the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the form of proxy, which is enclosed, in order to ensure your representation at the Meeting. If you require any assistance in completing your proxy, please call Georgeson toll free at 1-800-733-6209. You should also complete and submit the enclosed letter of transmittal, together with the certificates representing your Zi Shares (or instruct your broker or nominee to complete and submit the letter of transmittal, and your certificates on your behalf), to receive your consideration under the Arrangement, as soon as possible following the effective date of the Arrangement.

     On behalf of the Board of Directors of Zi, I would like to express our gratitude for the support our Shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees, who have worked very hard assisting us with this task and for providing their support for the proposed Arrangement.

     We look forward to seeing you at the Meeting.

Yours very truly,

(signed) “Milos Djokovic”
Chief Executive Officer
Zi Corporation

NOTICE OF SPECIAL MEETING OF ZI SHAREHOLDERS

to be held April 9, 2009

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen's Bench of Alberta dated March 12, 2009, a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Zi Shares”) of Zi Corporation (“Zi”) will be held at Sheraton Suites Calgary Eau Claire, located at 255 Barclay Parade SW, Calgary, Alberta, Canada at 10:00 a.m. (Calgary time) on April 9, 2009 for the following purposes:

(a)

to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying information circular of Zi dated March 13, 2009 (the “Information Circular”) to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), all as more particularly described in the Information Circular; and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

The Board of Directors of Zi has fixed the record date for the Meeting at the close of business on March 10, 2009 (the “Record Date”). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those Zi Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such Shareholder transfers its Zi Shares after the Record Date and the transferee of those Zi Shares, having produced properly endorsed certificates evidencing such Zi Shares or having otherwise established that he or she owns such Zi Shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Zi Shares at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by Olympia Trust Company, Attention: Proxy Department, Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G OP6 by 4:30 p.m. (Calgary time) on the second last business day prior to the date of the Meeting or any adjournment thereof. If you require any assistance in completing your proxy, please call Georgeson toll free at 1-800-733-6209.

The proxyholder has discretion under the accompanying form of proxy to consider such further and other business as may properly be brought before the Meeting or any adjournment thereof. Zi Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Registered holders of Zi Shares have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Zi Shares in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order. A Shareholder's right to dissent is more particularly described in the Information Circular, and the text of Section 191 of the Business Corporations Act (Alberta) and the Interim Order are set forth in Appendices F and C, respectively, to the accompanying Information Circular. A dissenting Shareholder must send to Zi, c/o its counsel, Carscallen Leitch LLP, 1500, 407-2nd Street SW, Calgary, Alberta T2P 2Y3, Attention: Donald R. Leitch, a written objection to the Arrangement Resolution, which written objection must be received by 5:00 p.m. (Calgary time) on the day that is three business days prior to the date of the Meeting or any adjournment thereof.

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Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Zi Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Zi Shares are entitled to dissent. Accordingly, a beneficial owner of Zi Shares desiring to exercise the right to dissent must make arrangements for the Zi Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Zi or, alternatively, make arrangements for the registered holder of such Zi Shares to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 13th day of March, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF ZI CORPORATION

(signed) “Milos Djokovic”
Chief Executive Officer
Zi Corporation

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IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT,
R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT
INVOLVING ZI CORPORATION, NUANCE ACQUISITION ULC
AND NUANCE COMMUNICATIONS, INC.

NOTICE OF PETITION

     NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the “Court”) on behalf of Zi Corporation (“Zi”) with respect to a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving Zi, Nuance Communications, Inc. (“Nuance”), Nuance Acquisition ULC and the holders of common shares of Zi (the “Shareholders”), which Arrangement is described in greater detail in the Information Circular of Zi dated March 13, 2009, accompanying this Notice of Petition. At the hearing of the Petition, Zi intends to seek:

(a)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b)	an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c)

a declaration that the registered Shareholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order (the “Interim Order”) of the Court dated March 12, 2009;

(d)	a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms; and

(e)	such other and further orders, declarations and directions as the Court may deem just.

     The Court has been advised that its final order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), available under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the shares of Nuance common stock and Nuance warrants pursuant to the Arrangement.

     AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court, 601 - 5th Street SW, Calgary, Alberta, April 9, 2009 at 11:30 a.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Shareholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. Any Shareholder or any other interested party desiring to appear at the hearing is required to file with the Court, Judicial District of Calgary, and serve upon Zi on or before noon (Calgary time) on April 6, 2009, a notice of intention to appear, including an address for service in the province of Alberta, together with any evidence or materials which are to be presented to the Court. Service on Zi is to be effected by delivery to the solicitors for Zi at the address set out below. If any Shareholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

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     AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Zi and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

     AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a special meeting of Shareholders for the purpose of such Shareholders voting upon a resolution to approve the Arrangement and has directed that registered Shareholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as amended by the Interim Order.

     AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the under mentioned solicitors for Zi upon written request delivered to such solicitors as follows:

Carscallen Leitch LLP
Barristers and Solicitors
1500, 407 - 2nd Street SW
Calgary, Alberta, T2P 2Y3

Attention: Donald R. Leitch

DATED at the City of Calgary, in the Province of Alberta, this 13th day of March, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF ZI CORPORATION

(signed) “Milos Djokovic”
Chief Executive Officer
Zi Corporation

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Information Circular for the Special Meeting of Shareholders
to be held on April 9, 2009

INTRODUCTION

This Information Circular (“Information Circular”) is furnished in connection with the solicitation by the management of Zi Corporation (“Zi”) of proxies to be used at Zi’s special meeting of holders (“Zi Shareholders”) of common shares in the capital of Zi (“Zi Shares”) to be held at Sheraton Suites Calgary Eau Claire located at 255 Barclay Parade SW, Calgary, Alberta, Canada, at 10:00 a.m. (Calgary time) on April 9, 2009 or at any adjournment or postponement thereof (the “Meeting”).

Information contained in this Information Circular is given as of March 13, 2009, except as otherwise noted.

No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained in this Information Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by Zi or Nuance.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Zi Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

Descriptions in this Information Circular of the terms of the Arrangement Agreement are merely a summary of the terms of that document. Zi Shareholders should refer to the full text of the Arrangement Agreement for complete details of that document. The full text of the Arrangement Agreement may be viewed on SEDAR at www.sedar.com, or on the SEC’s website at www.sec.gov and is appended hereto as Appendix B.

Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in this Information Circular. See “Glossary of Terms”.

INFORMATION PERTAINING TO NUANCE

Information in this Information Circular, filed by Nuance under the heading “Information Concerning Nuance” and Appendix D to this Information Circular has been supplied by Nuance and is derived from publicly available documents filed by Nuance with the SEC. Nuance has confirmed that as at the date of this Information Circular, such information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading in light of the circumstances under which they are made. Although Zi does not have any knowledge otherwise, neither Zi nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Nuance's financial statements, or for the failure by Nuance to disclose events of information that may affect the completeness or accuracy of such information.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular contains certain statements that constitute forward-looking statements and forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements in this document include, without limitation, statements that relate to the Arrangement, Nuance and its business, plans and prospects and financial outlooks. Forward-looking statements may also include any statement regarding expectations, beliefs, intentions, circumstances or strategies regarding the future and all statements regarding possible events, conditions or results of operations that are based on assumptions about future economic conditions and courses of action. The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. The forecasts and projections that make up the forward-looking statements are based on assumptions which include, but are not limited to: Zi's and Nuance's perceptions of the benefits of, and their ability to complete, the Arrangement, the levels of demand for the combined company's products and services; the ability to obtain and maintain patents and protect the combined company's intellectual property portfolio; the execution of the strategic growth plan; retention of the existing customer base; sufficient human resources to deliver and execute the strategic plan; currency exchange rates; favourable economic and market conditions; the ability to hedge certain risks; and favourable labour relations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including, but not limited to, the ability of Zi and Nuance to complete the Arrangement in the time period anticipated, if at all, which is dependent upon the parties' ability to receive the requisite approvals and to comply with the closing conditions to the transaction, some of which are beyond the control of Zi and/or Nuance; the approval of the Arrangement by the Court, which will consider, among other things, the fairness and reasonableness of the Plan of Arrangement to security holders of Zi; the approval of the Arrangement by the Zi Shareholders; the ability of Zi to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits; the ability of Zi to develop, promote and protect its proprietary technology; security breaches or defects in Zi's products; competitive conditions in the businesses in which Zi participates; changes in consumer spending; the outcome of legal proceedings as they arise; general economic conditions and normal business uncertainty; consolidation in Zi's industry and by its customers; customer preferences towards product offerings; the risk that customers may cancel their contracts with Zi; reliance on a limited number of customers; performance of Zi's management team and Zi's ability to attract and retain skilled employees; profitable operation of Zi's business; fluctuations in revenue and foreign currency exchange rates; the ability to develop and maintain strategic relationships; other factors relating to Zi identified under the heading “Risk Factors” in Zi's AIF and Annual Report on Form 20-F, a copy of which may be obtained at www.sedar.com and www.sec.gov; and other factors relating to Nuance identified in Nuance's filings with the SEC, including the risks that are discussed in the “Risk Factors” section of Nuance's Annual Report on Form 10-K, a copy of which is found at Appendix D to this Information Circular and may also be obtained at www.sec.gov. These forward-looking statements speak only as of the date on which they are made, are not guarantees of future performance or events, and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results could materially differ from what is expressed, implied, or forecasted in such forward-looking statements. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions. You are cautioned not to place undue reliance on these forward-looking statements.

The reader is further cautioned that the preparation of financial statements in accordance with U.S. GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular unless noted otherwise and neither of Zi nor Nuance undertake any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

CURRENCY

All dollar amounts herein are expressed in U.S. dollars unless otherwise indicated. On March 12, 2009, the rate of exchange for the U.S. dollar, expressed in Canadian dollars, based on the daily noon rate as provided by the Bank of Canada was $1.00 = CDN$1.2905.

ADVICE TO BENEFICIAL HOLDERS OF ZI SHARES

The information set forth in this section is of significant importance to many Zi Shareholders, as a substantial number of Zi Shareholders do not hold Zi Shares in their own name. Zi Shareholders who do not hold their Zi Shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by Zi Shareholders whose names appear on the records of Zi as the registered holders of Zi Shares can be recognized and acted upon at the Meeting. If Zi Shares are listed in an account statement provided to a Zi Shareholder by a broker, then in almost all cases those Zi Shares will not be registered in the Zi Shareholder’s name on the records of Zi. Such Zi Shares will more likely be registered under the name of the Zi Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Zi Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Zi Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Zi Shares for their clients. Zi does not know for whose benefit the Zi Shares registered in the name of CDS & Co. are held. The majority of Zi Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

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Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Zi Shareholders in order to ensure that their Zi Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Zi Shareholders; however, its purpose is limited to instructing the registered Zi Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc., formerly ADP Investor Communications, (“Broadridge”). Broadridge typically mails a scannable voting instruction form (a “Voting Instruction Form”) in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or access the internet to vote the Zi Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Zi Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Zi Shares directly at the Meeting, as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Zi Shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Zi Shares registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered holder and vote your Zi Shares in that capacity. If you wish to attend the Meeting and vote your own Zi Shares, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

See “Solicitation of Proxies and Voting at the Meeting”.

NOTE TO U.S. SECURITYHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAVE THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The shares of Nuance Common Stock and the Nuance Warrants to be issued under the Arrangement have not been registered under the U.S. Securities Act or applicable state securities laws and are being issued in reliance on the exemption from registration under the U.S. Securities Act set forth in Section 3(a)(10) thereof, on the basis of the approval of the Court as described under "The Arrangement – U.S. Securities Laws Matters" in this Information Circular, and are registered or are being issued in reliance upon exemptions from registration available under applicable state securities laws. The U.S. Securities Act imposes limitations on resales of such securities issued pursuant to the Arrangement to persons who were “affiliates” of Nuance within 90 days of the Closing Date of the Arrangement or will be “affiliates” of Nuance after the Arrangement. The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers”, as such term is defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements and standards and, as a result, information concerning Zi and Nuance in this Information Circular may not be comparable to information provided by companies in documents filed with the SEC.

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Zi Shareholders should be aware that the exchange of their Zi Shares for shares of Nuance Common Stock and cash as described herein may have tax consequences in both the United States and Canada. Such consequences may not be described fully herein. Holders of Zi Warrants and Zi Options should consult their own tax advisors as to the tax consequences of any exchange or exercise of such securities in connection with the Arrangement. See “Certain Canadian Federal Income Tax Considerations for Zi Shareholder” and “Certain U.S. Federal Income Tax Considerations for Zi Shareholders” in this Information Circular.

Enforcement by Zi securityholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Zi is organized under the laws of a jurisdiction outside of the United States, that some or all of its officers and directors are resident of countries other than the United States, that some of the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Zi and such persons may be located outside of the United States.

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GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular. Terms and abbreviations used in the Appendices to this Information Circular are defined separately and terms and abbreviations defined below are not used therein, except where otherwise indicated.

“25% Non-Resident Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Zi Shareholders - Non-Residents”;

“2008 Audited Financials” have the meaning ascribed thereto under “The Arrangement – Terms of the Arrangement Agreement – Conditions to the Arrangement Becoming Effective – Additional Conditions Precedent to the Obligations of Nuance and Subco”;

“AAA” means the American Arbitration Association;

“ABCA” means the Business Corporations Act (Alberta), being Chapter B-9 of the Revised Statutes of Alberta, 2000, as amended including the regulations promulgated thereunder;

“Acquisition Proposal” has the meaning ascribed thereto in the Arrangement Agreement;

“Adverse Recommendation Change” has the meaning ascribed thereto in the Arrangement Agreement;

“affiliate” or “associate” when used to indicate a relationship with a person or company, has the meaning as set forth in the Securities Act (Alberta) being Chapter S-4 of the Revised Statues of Alberta, 2000, as amended, including the regulations promulgated thereunder;

“Applicable Laws” means all applicable securities laws, rules of applicable stock exchanges and applicable corporate laws, including the rules, regulations, notices, instruments, blanket order and policies of the securities regulatory authorities in Canada;

“Arrangement” means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion thereof;

“Arrangement Agreement” means the agreement attached as Appendix B to this Information Circular dated February 26, 2009 between Zi and Nuance with respect to the Arrangement and all amendments, supplements or restatements thereof;

“Arrangement Agreement Date” means February 26, 2009, the date the Arrangement Agreement was entered into;

“Arrangement Consideration” means the Cash Consideration and Equity Consideration paid to Zi Shareholders pursuant to the Arrangement;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar for filing after the Final Order has been made, giving effect to the Arrangement;

“Arrangement Resolution” means the special resolution of the Zi Shareholders approving the Arrangement in substantially the form attached as Appendix A to this Information Circular to be considered and voted upon at the Meeting;

“Attorneys” has the meaning ascribed thereto under “The Arrangement – Voting Support Agreements - Supporting Shareholders’ Voting Support Agreements”;

“August Offer” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement”;

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“Bankruptcy Court” has the meaning ascribed thereto under the heading “The Arrangement - Voting Support Agreements – Trustee Voting Support Agreement”;

“Bankruptcy Plan” has the meaning ascribed thereto under the heading “The Arrangement – Voting Support Agreements - Trustee Voting Support Agreement”;

“Beneficial Shareholders” has the meaning ascribed thereto under “Advice to Beneficial Holders of Zi Shares”; “Board of Directors” or “Board” means the board of directors of Zi; “Broadridge” has the meaning ascribed thereto under “Advice to Beneficial Holders of Zi Shares”;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday observed in the Province of Alberta or the Commonwealth of Massachusetts;

“California Court” means the United States District Court, Northern District of California, San Francisco Division;

“Canadian-U.S. Tax Convention” has the meaning ascribed thereto under “United States Federal Income Tax Considerations – Distributions on Nuance Common Stock – Reduced Tax Rates for Certain Individuals”;

“Cash Consideration” means that portion of the Arrangement Consideration payable to Zi Shareholders pursuant to the Arrangement consisting of cash;

“Certificate” means the certificate which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

“CFC” means a “controlled foreign corporation” as defined in Section 957(a) of the Code;

“Closing Date” has the meaning ascribed thereto in the Arrangement Agreement;

“Closing Price” means the volume-weighted sales price per share of Nuance Common Stock determined in accordance with the Plan of Arrangement;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Contingent Option Amount” has the meaning ascribed thereto in the Arrangement Agreement;

“Confidentiality Agreement” means the confidentiality agreement between Nuance and Zi dated September 8, 2008;

“Consulting Agreement” has the meaning ascribed thereto under “The Arrangement – Interests of Management and Others in the Arrangement – Payments to Directors”;

“Court” means the Court of Queen's Bench of Alberta;

“CRA” means the Canada Revenue Agency;

“Depositary” or “Transfer Agent” means Olympia Trust Company or such other agent as may be designated by Nuance for the purpose of receiving the deposit of certificates representing Zi Shares;

“Directors’ Circular” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement”;

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“Dissent Rights” means the right of a registered Zi Shareholder pursuant to Section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the Zi Shares in respect of which the holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;

“Dissenting Shareholders” means registered Zi Shareholders who validly exercise their Dissent Rights;

“District Court” has the meaning ascribed thereto under the heading “The Arrangement - Voting Support Agreements – Trustee Voting Support Agreement”;

“Effective Date” means the date the Arrangement becomes effective under the ABCA;

“Effective Time” means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

“Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority Inc. or banks and trust companies in the United States);

“Employee Plan” means the Zi Stock Incentive Plan – 2007 and each other share incentive plan or share compensation agreement of Zi;

“Engagement Agreement” has the meaning ascribed thereto under “The Arrangement - Fairness Opinion”;

“Equity Consideration” means that portion of the Arrangement Consideration payable to Zi Shareholders pursuant to the Arrangement consisting of shares of Nuance Common Stock;

“Fairness Opinion” means the opinion of Ridgecrest dated and effective as of February 26, 2009, and addressed to the Board of Directors, with respect to the fairness, from a financial point of view, of the consideration to be received by the Zi Shareholders under the Arrangement, a copy of which is attached as Appendix E to this Information Circular;

“FIE” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Zi Shareholders – Residents”;

“FIE Tax Proposals” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Zi Shareholders – Residents”;

“Filed Public Disclosure Document” has the meaning ascribed thereto in the Arrangement Agreement;

“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“First LOI” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement”;

“First Nuance NDA” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement”;

“First September Offer” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement”;

“Georgeson” means Georgeson, Nuance’s proxy solicitation agent;

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“Governmental Entity” means any (i) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, commissioner (including the Canadian Commissioner of Competition), tribunal (including the Canadian Competition Tribunal) board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, (iv) any self-regulatory agencies or organizations or (v) any stock exchange or automated quotation system;

“IDEA” means the United States Interactive Data Electronic Applications;

“Information Circular” means this information circular dated March 13, 2009, together with all appendices hereto, distributed by Zi to the Zi Shareholders in connection with the Meeting;

“Interested Party” and “Interested Parties” have the meanings ascribed thereto under “The Arrangement - Fairness Opinion”;

“Interim Order” means the Interim Order of the Court dated March 12, 2009 concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, a copy of which order is attached as Appendix C to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“In-the-Money Options” means those Zi Options that as of the Effective Time are exercisable at prices less than $0.69;

“In-the-Money Option Consideration” has the meaning ascribed thereto under “The Arrangement – Details of the Arrangement”;

“IRS” means the U.S. Internal Revenue Service;

“July Offer” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement”;

“Lancer Partners” has the meaning ascribed thereto under the heading “The Arrangement – Voting Support Agreements - Trustee Voting Support Agreement”;

“Letter of Transmittal” means the letter of transmittal accompanying this Information Circular pursuant to which a Zi Shareholder, Zi Optionholder or holder of a RSA or a RSU is required to deliver to the Depositary such Zi Shareholder's certificates representing Zi Shares or other documents, as applicable to the Zi securityholder;

“LMG II” has the meaning ascribed thereto under the heading “The Arrangement – Voting Support Agreements - Trustee Voting Support Agreement”;

“LSPV-LLC” has the meaning ascribed thereto under the heading “The Arrangement – Voting Support Agreements - Trustee Voting Support Agreement”;

“Market Downturn” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement”;

“Matching Period” has the meaning ascribed thereto under “The Arrangement – Terms of the Arrangement Agreement - Non-Solicitation Covenants - Nuance’s Right to Match”;

“Meeting” means the special meeting of Zi Shareholders to be held to consider the Arrangement Resolution and such further and other business as may properly be brought before the Meeting, and any adjournment(s) thereof;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

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“NASDAQ” means the National Association of Securities Dealers Automated Quotations; and in the context of Zi's listing means the NASDAQ Capital Market; and in the context of Nuance’s listing means the NASDAQ Global Select Market;

“Nokia License” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement”;

“Non-Resident Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Zi Shareholders - Non-Residents”;

“non-U.S. Holder” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations for Zi Shareholders – Non-U.S. Holder”;

“Notice of Meeting” means the Notice of Special Meeting of Shareholders which accompanies this Information Circular;

“Notice of Petition” means the Notice of Petition by Zi to the Court for the Final Order which accompanies this Information Circular;

“Nuance” means Nuance Communications, Inc., a corporation formed under the laws of the State of Delaware, United States and as the context requires includes Nuance Acquisition ULC and any other subsidiaries of Nuance;

“Nuance Bid” has the meaning ascribed thereto in “The Arrangement - Background to the Arrangement Agreement”;

“Nuance Common Stock” means shares of common stock in the capital of Nuance;

“Nuance Material Adverse Effect” means, in respect of Nuance, any one or more changes, events, occurrences or state of facts, which is, individually or in the aggregate, materially adverse to the business, assets (whether tangible or intangible), condition (financial or otherwise), operations, results of operations, cash flows, capitalization or obligations (contingent or otherwise) of Nuance and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence: (i) resulting from an international or national act or threatened act of terrorism, war or military or paramilitary aggression; (ii) resulting from a natural disaster, including but not limited to a tornado, hurricane, lightning strike, tsunami, earthquake, wildfire, mudslide, sulfuric hail or exceptionally heavy precipitation; (iii) which is a change in and of itself in the trading price of the publicly traded securities of Nuance, and references in the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Nuance Material Adverse Effect” has occurred and such defined terms and all other references to materiality in the Arrangement Agreement shall be interpreted without reference to any such amounts;

“Nuance Termination Fee” means a fee equal to $1,500,000;

“Nuance Warrant” has the meaning ascribed thereto under “The Arrangement-Details of the Arrangement”;

“OEM” has the meaning ascribed thereto under “The Arrangement – Terms of the Arrangement – Covenants Relating to Conduct of Business”;

“Option Consideration” means the aggregate of the In-the-Money Option Consideration and the Terminated Option Consideration;

“Out-of-the-Money Options” means the Zi Options that as of the Effective Time are exercisable at prices greater than or equal to $0.69;

“Person” includes any individual, firm, partnership, joint venture, venture capital trust, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

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“PFIC” means a “passive foreign investment company” as defined in Section 957(a) of the Code;

“Plan of Arrangement” or “Plan” means the plan of arrangement substantially in the form set out in Exhibit A to the Arrangement Agreement as amended, supplemented or restated from time to time in accordance with Section 5.2 thereof, Section 1.1 of the Arrangement Agreement or upon the direction of the Court in the Final Order;

“Receiver” has the meaning ascribed thereto under “The Arrangement – Voting Support Agreements - Trustee Voting Support Agreement”;

“Record Date” means March 10, 2009;

“Reduced Offer” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement”;

“Registrar” means the Registrar appointed under Section 263 of the ABCA;

“Registration Rights Agreement” means the registration rights agreement dated March 23, 2007 between Zi and each of several signatories thereto;

“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

“Representatives” means, in respect of either Zi or Nuance, as the case may be, such party's officers, directors, employees, financial advisors, representatives and agents;

“Resident Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Zi Shareholders - Residents”;

“Ridgecrest” means Ridgecrest Capital Partners Incorporated; “RSA” means a restricted stock award under the Employee Plan; “RSU” means a restricted stock unit granted under the Employee Plan;

“Samsung License” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement”; “SEC” means the U.S. Securities and Exchange Commission; “Second LOI” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement”;

“Second September Offer” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement”;

“Securities Authorities” means the securities commissions or similar securities regulatory authorities in the provinces of Alberta, Ontario and Québec;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shareholder Approval” means the approval of the Arrangement Resolution by the affirmative vote of not fewer than two-thirds of the votes cast by Zi Shareholders present in person or represented by proxy at the Meeting;

“Signing Price” means $9.4431, as determined in accordance with the Plan of Arrangement;

“Sony Ericsson License” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement”;

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“Special Committee” means the special committee of the independent members of the Board of Directors formed to consider the Nuance Bid;

“Subco” means Nuance Acquisition ULC, an unlimited liability corporation formed under the laws of the Province of Alberta;

“subsidiary” has the meaning ascribed thereto in the ABCA (and shall include all trusts or partnerships directly or indirectly owned by Zi or Nuance, as the case may be);

“Superior Proposal” has the meaning ascribed thereto under “The Arrangement - Terms of the Arrangement Agreement - Non-Solicitation Covenants – Ability to Respond to a Superior Proposal”;

“Supporting Shareholders” has the meaning ascribed thereto under “The Arrangement Agreement –Voting Support Agreements”;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), including the regulations promulgated thereunder, as amended from time to time;

“Tax Proposals” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Zi Shareholders”;

“Tegic” means Tegic Communications Inc.;

“Terminated Option Consideration” has the meaning ascribed thereto under “The Arrangement – Details of the Arrangement”;

“Termination Payment” means a fee equal to $1,500,000;

“Treasury Regulations” means Treasury regulations as promulgated under the Code;

“Trustee” has the meaning ascribed thereto under “The Arrangement – Voting Support Agreements - Trustee Voting Support Agreement”;

“Trustee Transfer” has the meaning ascribed thereto under “The Arrangement - Voting Support Agreements - Trustee Voting Support Agreement”;

“Trustee Voting Support Agreement” has the meaning ascribed thereto under “The Arrangement - Voting Support Agreements - Trustee Voting Support Agreement”;

“TSX” means the Toronto Stock Exchange;

“Undertaking” has the meaning ascribed thereto under “The Arrangement – Details of the Arrangement”;

“United States” or “U.S.” - the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. 10% Holders” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations for Zi Shareholders – Controlled Foreign Corporation Considerations”;

“U.S. GAAP” means U.S. generally accepted accounting principles;

“U.S. Holder” has the meaning ascribed thereto under “Certain U.S. United States Federal Income Tax Considerations for Zi Shareholders”;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended;

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“U.S. Shareholder” means any Zi Shareholder who is, at the Effective Time, either in the United States or a U.S. Person (as defined in Rule 902(k) under Regulation S);

“Voting Instruction Form” has the meaning ascribed thereto under “Advice to Beneficial Holders of Zi Shares”;

“Voting Support Agreements” means those certain voting support agreements between Nuance and certain directors, officers and Zi Shareholders;

“Zi” means Zi Corporation, a corporation formed under the ABCA;

“Zi AIF” means Zi's annual information form dated March 27, 2008 for the year ended December 31, 2007;

“Zi Material Adverse Effect” means, in respect of Zi, any one or more changes, events, occurrences or state of facts, which is, individually or in the aggregate, materially adverse to the business, assets (whether tangible or intangible), condition (financial or otherwise), operations, results of operations, cash flows, capitalization or obligations (contingent or otherwise) of the Zi and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence: (i) resulting from an international or national act or threatened act of terrorism, war or military or paramilitary aggression; (ii) resulting from a natural disaster, including but not limited to a tornado, hurricane, lightning strike, tsunami, earthquake, wildfire, mudslide, sulfuric hail or exceptionally heavy precipitation; (iii) which is a change in the trading price of the publicly traded securities of Zi immediately following and reasonably attributable to the disclosure of the Arrangement and the matters contemplated thereby, and references in the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Zi Material Adverse Effect” has occurred and such defined terms and all other references to materiality in the Arrangement Agreement shall be interpreted without reference to any such amounts;

“Zi Optionholders” means holders of Zi Options;

“Zi Options” means stock options issued to directors, officers, employees, consultants and other service providers of Zi permitting the holders thereof the right (whether or not vested) to purchase Zi Shares;

“Zi Shareholders” means the holders, from time to time, of Zi Shares;

“Zi Shares” means common shares in the capital of Zi;

“Zi Warrantholder” means the holders, from time to time, of Zi Warrants; and

“Zi Warrants” means common share purchase warrants of Zi, each of which entitles the holder to acquire one Zi Share at an exercise price of CDN$2.14 per share until March 29, 2012.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders.

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SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms not otherwise used in this summary are defined in the "Glossary of Terms”. All dollar amounts are stated in U.S. dollars unless otherwise indicated.

The Meeting

Pursuant to the Interim Order, Zi has called the Meeting for Zi Shareholders to consider and, if thought appropriate, to approve the Arrangement Resolution. The Meeting will be held in the Willow Room at the Sheraton Suites, Calgary Eau Claire, 255 Barclay Parade SW, Calgary, Alberta at 10:00 a.m. (Calgary time) on April 9, 2009. The approval of the Arrangement Resolution will require the affirmative vote of not fewer than two-thirds of the votes cast by Zi Shareholders present in person or represented by proxy at the Meeting. The Arrangement Resolution must receive Shareholder Approval in order for Zi to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. See “The Arrangement - Approvals - Shareholder Approval”.

Zi Shareholders of record at 5:00 p.m. (Calgary time) on March 10, 2009 will be entitled to vote at the Meeting or any adjournment or postponement thereof. As at March 10, 2009, 50,667,957 Zi Shares were outstanding, each carrying the right to one vote per Zi Share.

Zi Corporation

Zi is a corporation incorporated under the ABCA. The Zi Shares are listed on the TSX and NASDAQ. The registered and head office of Zi is located at 2100, 840-7th Avenue SW, Calgary, Alberta T2P 3G2.

Zi is a provider of discovery and usability solutions for mobile search, input and advertising.

See “Information Concerning Zi Corporation”.

Nuance Communications, Inc.

Nuance is a corporation formed under the laws of the State of Delaware, United States. The shares of Nuance Common Stock are listed on the NASDAQ. The head and principal office of Nuance is located at 1 Wayside Road, Burlington, Massachusetts 01803, United States. Nuance's registered office is located at c/o The Prentice-Hall Corporation System, Inc., 1013 Centre Road, Wilmington, Delaware 19805, United States.

Nuance offers speech-based solutions for businesses and consumers worldwide. It primarily delivers a portfolio of speech-enabled customer care solutions that enhance customer communications and automate customer services and business processes in information and process-intensive vertical markets, such as telecommunications, financial services, travel and entertainment, and government. Nuance also offers mobile speech solutions, which add voice control capabilities to mobile devices and services, allowing people to use spoken words or commands to dial a mobile phone, enter destination information into an automotive navigation system, dictate a text message, or have emails and screen information read aloud. Nuance's mobile solutions have applications in various products offered by mobile device and automotive manufacturers. In addition, Nuance provides dictation and transcription solutions and services that enhance the way patient data is captured, processed, and used, as well as automate the input and management of medical information used by hospitals in the United States. Further, Nuance offers PDF and document solutions that reduce the time and cost associated with creating, using, and sharing documents for professionals in various enterprises. It markets and distributes its products indirectly through a network of resellers, including system integrators, independent software vendors, value-added resellers, hardware vendors, telecommunications carriers, and distributors, as well as directly through its sales force and an e-commerce website.

See “Information Concerning Nuance”.

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Nuance Acquisition ULC

Subco is an Alberta unlimited liability corporation, formed for the sole purpose of facilitating the Arrangement. Subco is an indirect wholly owned subsidiary of Nuance.

The Arrangement

Under the Arrangement, Zi Shareholders will receive Arrangement Consideration consisting of approximately 0.03706 of a share of Nuance Common Stock and, subject to the adjustment discussed below, $0.34 in cash for each Zi Share. Pursuant to the Arrangement, Nuance, through Subco, will acquire all of the issued and outstanding Zi Shares (other than those in respect of which Dissent Rights have been exercised) in exchange for shares of Nuance Common Stock and cash for an aggregate value of approximately $0.69 per Zi Share as at the Arrangement Agreement Date.

The cash component of the Arrangement Consideration will be increased up to a maximum of 15% or $0.0525 per Zi Share to the extent that the volume-weighted average trading price of the shares of Nuance Common Stock, rounded to four decimal places, on the NASDAQ in the period commencing on the tenth Business Day immediately preceding the Closing Date to and including on the Business Day immediately preceding the Closing Date is less than $9.4431, being the volume-weighted average trading price per share of a Nuance Common Stock on the NASDAQ for the period beginning on the tenth Business Day immediately preceding the Arrangement Agreement Date and concluding on the Business Day immediately preceding the Arrangement Agreement Date. Subject to this maximum, the amount of any upward adjustment in the cash component of the Arrangement Consideration for each Zi Share will be equal to the product of (i) 0.03706 and (ii) the absolute value of the “Closing Price” less the “Signing Price”, in each case as defined in the Plan of Arrangement.

In addition, under the Plan of Arrangement:

(i)

All outstanding Zi Options shall become fully vested immediately prior to the Effective Time. Zi Options exercisable for Zi Shares at less than $0.69 per Zi Share, the “In-the- Money Options”, shall be surrendered for the In-the-Money Option Consideration as set forth below and all other Zi Options shall be surrendered for cash consideration of $0.0001 per Zi Option;

(ii)

All Zi Shares underlying the RSUs and RSAs shall be released to the holders of the RSUs and RSAs, and each such Zi Share shall be deemed to be transferred to Subco in exchange the same consideration for as all other Zi Shares referred to above, including any upward adjustments; and

(iii)

All Zi Warrants shall be exchanged for warrants to purchase shares of Nuance Common Stock with the appropriate adjustments to the exercise price and number of shares of Nuance Common Stock subject to exercise, based on an exchange ratio of 0.0731 per Zi Share, being $0.69 divided by the Signing Price (being $9.4431). The term to expiry, conditions to and manner of exercising and all other terms and conditions of a Nuance Warrant will be the same as those of the Zi Warrant.

The In-the-Money Option Consideration to be received by the holders of In-the-Money Options is an amount per Zi Share underlying the Zi Option equal to $0.69 less the exercise price of the Zi Option. The In-the-Money Option Consideration shall be paid by an amount in cash equal to 34/69ths of the In-the-Money Option Consideration and shares of Nuance Common Stock equal to 35/69ths of the In-the-Money Option Consideration divided by $9.4431, being the ten day volume-weighted average sales price per share on NASDAQ of shares of Nuance Common Stock on the Arrangement Agreement Date.

The cash payment comprising part of the In-the-Money Option Consideration is subject to an upward adjustment, determined in accordance with the Plan of Arrangement, in the event the ten day volume-weighted average trading price of Nuance Common Stock on the Closing Date falls below $9.4431, to a maximum of $0.0525 per Zi Share underlying such In-the-Money Option.

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No fractional shares of Nuance Common Stock shall be issued pursuant to the Arrangement. In the event that the Arrangement results in a Zi Shareholder being entitled to a fractional share of Nuance Common Stock, each registered Zi Shareholder otherwise entitled to a fractional interest in shares of Nuance Common Stock will receive the nearest whole number of shares of Nuance Common Stock (with fractions equal to or greater than 0.5 being rounded up and fractions less than 0.5 being rounded down). In calculating such fractional interests, all Zi Shares registered in the name of each Zi Shareholder shall be aggregated.

See “The Arrangement – Details of the Arrangement”.

Post Arrangement Structure

Following the Effective Date of the Arrangement, Zi Shareholders will, as part of the Arrangement Consideration, own shares of Nuance Common Stock and be entitled to the Cash Consideration. Nuance will own, indirectly through Subco, all of the issued and outstanding Zi Shares. Assuming that there are no Dissenting Shareholders and no Zi Options nor Zi Warrants are exercised prior to the Effective Time, an aggregate of approximately $18 million in shares of Nuance Common Stock will be issued and an aggregate of approximately $17 million paid in cash for Zi Shares. On the Effective Date, Zi Shareholders will hold approximately 1.88 million shares of Nuance Common Stock. In addition, there will be Nuance Warrants entitling the holders thereof to acquire an aggregate of approximately 124,967 shares of Nuance Common Stock if all Nuance Warrants are exercised.

It is presently anticipated that the Zi Shares would be delisted from trading on the TSX and NASDAQ as soon as practicable after the Effective Date.

The Plan of Arrangement provides that any certificate representing Zi Shares that is not validly deposited with the Depositary on or prior to the sixth (6th) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder to receive the Arrangement Consideration.

See “The Arrangement – Post Arrangement Structure”.

Background to the Arrangement

Commencing in August 2007, representatives of Zi and Nuance engaged from time to time in preliminary discussions regarding a potential transaction between the companies.

In January 2008, Zi engaged Ridgecrest as a financial advisor to assist Zi in evaluating strategic opportunities, including the evaluation of a potential transaction with Nuance. Between January 2008 and June 2008, representatives of Zi and Ridgecrest engaged with Nuance and its financial advisors in periodic discussions regarding a potential transaction.

On July 22, 2008, Nuance presented the July Offer for approximately $0.93 per Zi Share. The July Offer proposal included a requirement that Zi enter into an exclusivity agreement with Nuance. On July 26, 2008, after multiple discussions between the parties regarding the proposed terms, Zi declined the July Offer. Zi was also then in advanced discussions with a third party regarding an investment by way of private placement for Zi Shares at a valuation higher than the July Offer. In addition to the investment component, the third party’s proposal also included other commercial cooperation components, including but not limited to, a licensing agreement. The Board believed that it would be more beneficial to Zi and the Zi Shareholders to pursue the transaction with the third party.

The third party’s First LOI was subsequently signed with the third party on July 28, 2008. Zi signed an exclusivity agreement with the third party in conjunction with entering into the third party’s First LOI.

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On August 14, 2008, Nuance issued a press release proposing the August Offer consisting of $0.80 per Zi Share in cash, subject to confirmatory due diligence. As an alternative, Nuance proposed a transaction at a price of $0.65 per Zi Share, which would not be conditioned on a due diligence review.

On August 15, 2008, following several meetings of the Board and with advice of Zi’s legal and financial advisors, Zi announced in a press release that its Board declined to enter into negotiations with Nuance. At the same time, Zi was trying to finalize the transactions contemplated under the third party’s First LOI. Zi was also still under the terms of the exclusivity agreement with the third party at the time of the August Offer.

On August 19, 2008, Zi received a motion filed against it by Nuance in the California Court. The motion accused Zi of violating a 2002 consent judgment which settled a patent litigation with Tegic involving Zi’s eZiText software. Tegic was recently acquired by Nuance. On November 7, 2008 the California Court dismissed the above action without prejudice and the proceedings were referred to arbitration in accordance with the terms of the original Tegic settlement agreement. On December 2, 2008, Zi received notice that Nuance had filed its claim against Zi with the AAA. See “Information Concerning Zi - Legal Proceedings and Regulatory Actions”.

On August 21, 2008, Zi issued a press release announcing the third party’s Second LOI. Under the terms of the third party’s Second LOI, the third party would invest in Zi at a share price that would represent a premium over the August Offer and enter into a multi-year licensing contract and a multi-year service contract. Zi continued to be subject to the terms of the exclusivity agreement with the third party at this time; however, with the third party’s consent, Zi contacted several large multi-national companies to commence multi-party discussions involving an investment in Zi.

On August 27, 2008, Zi received notice of a motion filed against it by Nuance for a patent infringement in Canada in the Federal Courts in Toronto, Ontario. Zi issued a press release on August 27, 2008 stating that it had no reason to believe that it had infringed any patent claims of Nuance.

On August 29, 2008, the exclusivity agreement with the third party expired, the third party’s Second LOI was terminated and the multi-party discussions were discontinued. On September 4, 2008, Zi issued a press release announcing that Zi was continuing to explore a variety of strategic alternatives, including opening a dialogue with Nuance. Ridgecrest subsequently approached Nuance’s representatives and renewed dialogue was established.

Between September 5, 2008, and September 7, 2008, Zi’s financial and legal advisors negotiated the terms of the First Nuance NDA which was executed by Zi and Nuance on September 8, 2008.

On September 11, 2008, Zi received the First September Offer from Nuance to acquire all of the outstanding Zi Shares for aggregate consideration of $55 million, or approximately $1.09 per Zi Share at the date thereof, payable in shares of Nuance Common Stock. On September 12, 2008, Zi rejected the First September Offer as the Board believed that it did not recognize the full value of Zi. On September 16, 2008, Zi disclosed that it would not proceed with the private placement contemplated by the third party’s Second LOI.

On September 16, 2008, representatives of Zi and Nuance and their financial advisors met at Nuance’s headquarters with the objective of reaching mutual agreement on price and terms for Nuance to acquire all of the outstanding Zi Shares. On September 24, 2008, Nuance presented the Second September Offer increasing the consideration to $67 million. After deliberation and advice from its legal and financial advisors, the Board agreed to accept the Second September Offer. Accordingly, a letter of intent was entered into by the parties on September 26, 2008 and the parties entered into a 15-day exclusivity agreement dated September 26, 2008 to facilitate a due diligence review and further negotiations between the parties.

From October 3, 2008 through October 18, 2008, representatives of Nuance and its financial and legal advisors conducted an extensive due diligence review of Zi and its business.

During the period of due diligence review, the markets were extremely volatile with the NASDAQ index reaching a high of 1947.39 and a low of 1628.33 and the TSX index reaching a high of 10803.35 and a low of 9065.16. This period was further marked by a dramatic decline in global financial markets, the breakdown of the global credit market, the bailout of major financial institutions by the governments of the United States and European Union members, a global recession, and other related significant economic events in the United States and world financial markets.

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After the Market Downturn, Nuance revised the terms of the Second September Offer and presented the Reduced Offer, reducing the aggregate consideration from $67.0 million to $37.5 million payable one half in cash and one half in shares of Nuance Common Stock.

The Board met on October 27, 2008 and again on November 6, 2008 to consider the Reduced Offer in light of the Market Downturn. After discussion and based on advice from its legal and financial advisors, the Board instructed Ridgecrest to schedule a meeting to discuss the Reduced Offer and garner an understanding of the basis and methodology used by Nuance to determine the Reduced Offer. Despite several attempts to arrange a meeting, no meeting took place.

On November 26, 2008, Nuance commenced the Nuance Bid on an unsolicited basis offering $0.40 in cash per Zi Share, subject to certain conditions.

On November 26, 2008 and December 2, 2008, the Board met with management and its legal and financial advisors to discuss the Nuance Bid. The Board reviewed its fiduciary duties with its legal advisors. Management presented the various strategic alternatives and proposals available to Zi in the face of the Nuance Bid. Ridgecrest was instructed to assess the Nuance Bid and prepare an analysis of the same in light of all relevant factors, including the Market Downturn. Management and Ridgecrest continued their efforts to seek viable strategic alternatives with several different parties, including large multi-national companies in the telecommunications industry and potential financial investors in Zi.

On December 2, 2008, representatives of Zi and Nuance, together with their financial advisors, discussed the Nuance Bid, and the possibilities of a counterproposal by Zi. Nuance agreed that it would be prepared to review a counterproposal from Zi. There was no commitment by Nuance or assurance that Nuance would accept any counterproposal from Zi.

On December 5, 2008, the Board met with management and its advisors to discuss, among other things, the status of the various strategic alternatives being pursued by management and Ridgecrest, and to review Ridgecrest’s analysis of the Nuance Bid. Ridgecrest was instructed to prepare a counterproposal to Nuance. The Board formed the Special Committee to review the Nuance Bid and consider the strategic alternatives for Zi. Borden Ladner Gervais LLP was also retained to act as the Special Committee’s independent legal counsel.

On December 9, 2008, the Special Committee held a meeting to further consider the Nuance Bid. After careful consideration, including consultation with Zi’s management and Zi’s financial and legal advisors the Special Committee and the Board unanimously determined that: (a) the Nuance Bid was inadequate from a financial point of view; and (b) the Nuance Bid was not in the best interests of Zi. The Board delivered to Zi Shareholders the Directors’ Circular dated December 11, 2008 unanimously recommending that the Zi Shareholders reject the Nuance Bid and not tender their Zi Shares, particularly in view of the ongoing negotiations with Nuance to enhance the Nuance Bid.

The Nuance Bid was extended on December 4, 2008, December 31, 2008, January 16, 2009, January 30, 2009, February 13, 2009 and February 24, 2009, with no other material changes to the terms of the Nuance Bid. During this period, Zi continued to seek alternative transactions to maximize shareholder value, including conducting discussions with two other third parties expressing interest, as well as conducting ongoing discussions with Nuance relating to a business combination with terms superior to the Nuance Bid. Zi was also aware of discussions and negotiations between Nuance and the Receiver relating to the Receiver’s desire to provide a voting support agreement if agreement on such a business combination could be achieved. The discussions and negotiations between Nuance and the Receiver, and between Nuance and Zi culminated in the Trustee Voting Support Agreement and the Arrangement Agreement, respectively.

See “The Arrangement – Background of the Arrangement”.

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Reasons for the Arrangement

In evaluating and approving the Arrangement and in making their determinations and recommendations, the Special Committee and the Board gave careful consideration to the current and expected future position of the business of Zi and all terms of the Arrangement Agreement and the Plan of Arrangement. The Special Committee and the Board considered a number of factors including, among others, the following:

  the consideration of $0.69 to be received by Zi Shareholders for each Zi Share under the Plan of Arrangement, which represents a premium of approximately 73% to the Nuance Bid;

  the fact that to the extent that a portion of the consideration to be received by Zi Shareholders, being $0.34 per Zi Share, is payable in cash and is subject to an increase of up to 15% or $0.0525 per Zi Share in the event of a decline in the market price of the shares of Nuance Common Stock between the date of the Arrangement Agreement Date and the Effective Date, Zi Shareholders are provided with a degree of protection from potential market volatility adversely affecting Nuance Common Stock. See “The Arrangement - Details of the Arrangement”;

  the fact that the Arrangement is not subject to a financing condition;

  the business, operations, assets, financial performance and condition, operating results and prospects of Zi, including the long-term expectations regarding Zi's operating performance;

  current industry and economic conditions and trends and the Special Committee's informed expectations of the future of the mobile phone industry and text input market;

  current market conditions and trends, including the state of the capital markets, significant tightening of credit markets, and recessionary pressures that have negatively affected many companies' operating performance and preparedness and ability to undertake acquisition transactions;

  the risks and uncertainties affecting Zi and its business;

  historical market prices and trading information with respect to the Zi Shares, including the extent to which there have been limitations in the liquidity of the Zi Shares and the resulting negative impact this has had on the trading price of the Zi Shares;

  the results of a careful review of strategic alternatives for Zi since January 2008, which included a comprehensive process of identifying and contacting potentially interested third parties to maximize shareholder value, and numerous discussions with potential purchasers;

  the Fairness Opinion provided by Ridgecrest to the Board of Directors to the effect that, as of the date of the Arrangement Agreement, subject to the limitations and assumptions set forth therein, the Arrangement is fair, from a financial point of view, to Zi Shareholders;

  the views and support of the Receiver, being a major shareholder of Zi, as evidenced by it and the Trustee’s entry into the Trustee Voting Support Agreement with Nuance committing, subject to certain conditions, to vote 18,718,008 Zi Shares, or approximately 36.9% of the outstanding Zi Shares, in favour of the Plan of Arrangement;

  the fact that the Arrangement Agreement was the result of a comprehensive negotiation process with respect to the key elements of the Plan of Arrangement that was undertaken with the oversight and participation of the Special Committee and its legal counsel and financial advisor, and that resulted in terms and conditions that are reasonable in the judgment of the Special Committee;

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  the likelihood that the conditions to complete the Plan of Arrangement will be satisfied, including the nature of the approvals and consents required by both Zi and Nuance that are to be obtained as a condition to completing the Plan of Arrangement;

  the fact that under the Plan of Arrangement, all Zi Shareholders are treated the same and no Zi Shareholder or related party receives any “collateral benefit” as defined in MI 61-101;

  the fact that the Arrangement Agreement does not prevent a third party from making an unsolicited Acquisition Proposal; that subject to compliance with the terms of the Arrangement Agreement, the Board of Directors is not precluded from considering and responding to an unsolicited Acquisition Proposal that is a Superior Proposal at any time prior to the approval of the Arrangement by Zi Shareholders; and that in the event that a Superior Proposal is made and not matched by Nuance, upon payment by Zi to Nuance of the Termination Payment, the Arrangement Agreement may be terminated by Zi and Zi may enter into an acquisition agreement with the third party making the Superior Proposal;

  the requirement that Nuance will pay to Zi the Nuance Termination Fee in the event that Zi determines to terminate the Arrangement Agreement in certain circumstances in which Nuance has breached its representations and warranties or failed to perform any of its covenants in any material respect under the Arrangement Agreement;

  the requirement that the Plan of Arrangement must be approved by not fewer than two-thirds of the votes cast by Zi Shareholders present in person or represented by proxy at the Meeting and entitled to vote, and the fact that if a Superior Proposal were to be made prior to the Meeting, Zi Shareholders would be free to support such Superior Proposal and vote against the Plan of Arrangement;

  the requirement that the Plan of Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Plan of Arrangement to Zi securityholders; and

  the terms of the Plan of Arrangement, which provide, among other things, that registered Zi Shareholders who oppose the Plan of Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive fair value for their Zi Shares as determined by the Court.

The Special Committee and the Board of Directors also considered a number of potential risks resulting from the Arrangement and the Arrangement Agreement, including:

  the risks to Zi if the Plan of Arrangement is not completed, including the costs to Zi in pursuing the Plan of Arrangement and the temporary diversion of Zi management from the conduct of Zi’s business in the ordinary course;

  the fact that, following the Plan of Arrangement, Zi will no longer exist as an independent public company and Zi Shareholders will forgo any future increase in value that might result from future growth and the potential achievement of Zi’s long-term plans, other than pursuant to the holding of shares of Nuance Common Stock received pursuant to the Arrangement;

  the conditions to Nuance’s obligations to complete the Plan of Arrangement and the right of Nuance to terminate the Arrangement Agreement under certain limited circumstances; and

  the terms of the Arrangement Agreement in respect of: (i) restricting Zi from soliciting third parties to make an Acquisition Proposal; (ii) the requirement that in order to constitute a Superior Proposal, among other conditions specified in the Arrangement Agreement, an Acquisition Proposal must be at a value per Zi Share in excess of the Arrangement Consideration per Zi Share by at least $0.05; and (iii) the fact that if the Arrangement Agreement is terminated under certain circumstances, including in the event that Zi enters into an agreement in respect of a Superior Proposal, Zi must pay the Termination Payment to Nuance.

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The foregoing summary of the information and factors considered by the Special Committee and the Board of Directors is not, and is not intended to be, exhaustive. In view of the factors and the amount of information considered in connection with its evaluation of the Arrangement, the Special Committee and the Board of Directors did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusions and recommendations. The Special Committee’s and the Board of Directors’ recommendations were made after consideration of all of the above-noted factors and in light of the collective knowledge of the business, financial condition and prospects of Zi, and were also based upon the advice of the Special Committee’s legal counsel and Ridgecrest. In addition, individual members of the Special Committee and the Board of Directors may have assigned different weights to different factors.

See “The Arrangement – Reasons for the Arrangement”.

Fairness Opinion

The Board retained Ridgecrest to address the fairness, from a financial point of view, of the consideration to be received by Zi Shareholders under the Arrangement. In connection with this mandate, Ridgecrest has prepared the Fairness Opinion. The Fairness Opinion states, among other things, that on the basis of the particular assumptions and considerations summarized therein, in the opinion of Ridgecrest as of February 26, 2009, the Arrangement Consideration is fair, from a financial point of view, to Zi Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and Zi Shareholders are encouraged to read the Fairness Opinion in its entirety, a copy of which is attached at Appendix E. See “The Arrangement - Fairness Opinion” for a summary of the Fairness Opinion.

Recommendation of the Special Committee

The Special Committee has determined that the Arrangement is advisable and is in the best interest of Zi and is fair to Zi Shareholders. Accordingly, the Special Committee unanimously recommended that the Board of Directors approve the Arrangement and recommends that Zi Shareholders vote in favour of the Arrangement Resolution. See “The Arrangement - Recommendation of the Special Committee”.

Recommendation of the Zi Board of Directors

The Board of Directors has unanimously determined that the Arrangement is advisable and is in the best interests of Zi and is fair to Zi Shareholders. Accordingly, the Board of Directors has approved the Arrangement and unanimously recommends that Zi Shareholders vote IN FAVOUR of the Arrangement Resolution. See “The Arrangement – Recommendation of the Board of Directors”.

Non-Solicitation / Superior Proposals

In the Arrangement Agreement, Zi has agreed not to, directly or indirectly, solicit or participate in any discussions or negotiations with any person regarding an Acquisition Proposal. However, Zi is permitted to consider and accept a Superior Proposal under certain circumstances. Nuance is entitled to a five Business Day period in which to exercise a right to match any Superior Proposal. If Zi enters into an agreement regarding a Superior Proposal, it is required to pay Nuance the Termination Payment. See “The Arrangement - Terms of the Arrangement Agreement - Non-Solicitation Covenants”.

Conditions to the Arrangement Becoming Effective

The implementation of the Arrangement is subject to certain conditions being satisfied or waived by one or both of Zi and Nuance at or before the Effective Date.

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The obligations of Nuance to consummate the Arrangement are also subject to the satisfaction or waiver by Nuance of certain conditions precedent.

The obligations of Zi to consummate the Arrangement are also subject to the satisfaction or waiver by Zi of certain conditions precedent, including that Nuance shall have deposited or caused to be deposited with the Depositary, for the benefit of the Zi Shareholders, the Arrangement Consideration to be paid by Nuance to the Zi Shareholders pursuant to the Plan of Arrangement.

See “The Arrangement - Terms of the Arrangement Agreement - Conditions to the Arrangement Becoming Effective”.

Termination

The Arrangement Agreement may be terminated by either Zi or Nuance upon the occurrence of certain specified events. See “The Arrangement - Terms of the Arrangement Agreement – Termination”.

Termination Payments

Zi will be required to pay to Nuance the Termination Payment upon the occurrence of certain events. Nuance will be required to pay to Zi the Nuance Termination Fee upon the occurrence of certain events. See “The Arrangement - Terms of the Arrangement Agreement - Termination Payments”.

Approval of Zi Shareholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not fewer than two-thirds of the votes cast by Zi Shareholders, either in person or by proxy at the Meeting. See “The Arrangement - Approvals - Shareholder Approvals” and “Solicitation of Proxies and Voting at the Meeting”.

Voting Support Agreements

Certain Zi Shareholders (including all of the directors of Zi) who hold an aggregate of 18,799,198 Zi Shares (representing approximately 37.1% of the outstanding Zi Shares) have agreed to vote their Zi Shares in favour of the Arrangement Resolution, subject to the terms of the Voting Support Agreements. See “The Arrangement – Voting Support Agreements”.

Court Approval

An arrangement under the ABCA requires Court approval. Prior to the mailing of this Information Circular, Zi obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. Subject to the terms of the Arrangement Agreement, and if the Arrangement is approved by Zi Shareholders at the Meeting in the manner required by the Interim Order, Zi will make an application to the Court for the Final Order. The application for the Final Order approving the Arrangement is expected to be made on April 9, 2009 at 11:30 a.m. (Calgary time) at the Court House, 601-5th Street SW, Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement. The shares of Nuance Common Stock and Nuance Warrants to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and in reliance on exemptions from registration under applicable state securities laws. The Final Order will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder, with respect to the shares of Nuance Common Stock and the Nuance Warrants to be issued to Zi securityholders pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See “The Arrangement – Approvals - Court Approvals” and “The Arrangement – U.S. Securities Laws Matters”.

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Other Regulatory Approvals

In addition to the approval of Zi Shareholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained. See “The Arrangement - Other Regulatory Approvals”.

Stock Exchange Listings

The Zi Shares are listed and posted for trading on the TSX and NASDAQ. The shares of Nuance Common Stock are listed and posted for trading on the NASDAQ. On February 25, 2009, the last trading day prior to announcement of the Arrangement, the closing prices of the Zi Shares on the NASDAQ and TSX were $0.37 and CDN$0.50, respectively, and shares of Nuance Common Stock on the NASDAQ were $9.15.

Procedure for Exchange of Zi Shares

In order to receive the Arrangement Consideration on completion of the Arrangement, Zi Shareholders must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal) a duly completed Letter of Transmittal together with the Zi Shareholders’ certificates representing Zi Shares and such other documents as may be required thereby.

Zi Shareholders whose Zi Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to exchange their Zi Shares for the Arrangement Consideration.

The use of the mail to transmit certificates representing Zi Shares and the Letter of Transmittal is at each Zi Shareholder’s risk. Zi recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

From and after the Effective Time, certificates formerly representing Zi Shares exchanged pursuant to the Arrangement shall represent only the right to receive the cash and shares of Nuance Common Stock to which the holders thereof are entitled under the Arrangement. Zi Shareholders will not receive the cash and shares of Nuance Common Stock until they submit to the Depositary a duly completed Letter of Transmittal together with the certificates for their Zi Shares. Each certificate formerly representing Zi Shares that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive the cash and shares of Nuance Common Stock under the Arrangement.

See “The Arrangement – Deposit of Share Certificates”.

Interests of Management and Others in the Arrangement

Zi Shares beneficially owned by directors, officers and other related parties, or over which such parties exercise control or direction, will be treated in the same fashion under the Arrangement as Zi Shares held by any other Zi Shareholder and will be acquired pursuant to the Arrangement for the Arrangement Consideration.

Under the Plan of Arrangement, all of the Zi Options shall either be exchanged for the In-the-Money Option Consideration or surrendered for $0.0001 per Zi Option.

Certain officers and directors of Zi shall, pursuant to retention agreements with Zi, receive certain payments in the event of a change in control or termination of their respective employment with Zi.

Pursuant to the Arrangement Agreement, Zi will, or in the alternative Nuance may, purchase “run-off” directors’ and officers’ liability insurance for a period of up to six years from the Effective Date, provided that the cost of such insurance shall not exceed $330,000.

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The Special Committee and the Board of Directors are aware of these interests and have considered them along with the other matters described in “The Arrangement - Reasons for the Arrangement”.

See “The Arrangement - Interests of Management and Others in the Arrangement”.

Right to Dissent

Pursuant to the Interim Order, Dissenting Shareholders have Dissent Rights with respect to the Arrangement Resolution by providing a written objection to the Arrangement Resolution to Zi c/o its counsel, Carscallen Leitch LLP, 1500, 407-2nd Street SW, Calgary Alberta T2P 2Y3, Attention: Donald R. Leitch, by 5:00 p.m. (Calgary time) on the day that is three Business Days prior to the date of the Meeting and provided such holder also complies with Section 191 of the ABCA, as modified by the Interim Order. Provided the Arrangement becomes effective, each Dissenting Shareholder will be entitled to be paid the fair value of the Zi Shares in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices C and F hereof for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any Dissent Rights. Persons who are beneficial owners of Zi Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered holder is entitled to dissent. Accordingly, a beneficial owner of Zi Shares desiring to exercise its Dissent Rights must make arrangements for such Zi Shares beneficially owned to be registered in such holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Zi or alternatively, make arrangements for the registered holder of such Zi Shares to dissent on such holder's behalf. Pursuant to the Interim Order, a Zi Shareholder may not exercise its Dissent Rights in respect of only a portion of such holder's Zi Shares. See “The Arrangement - Right to Dissent”.

It is a condition to the Arrangement that not more than 5% of the Zi Shares held by Zi Shareholders shall have exercised Dissent Rights in relation to the Arrangement that have not been withdrawn as at the Effective Date. See “The Arrangement – Terms of the Arrangement Agreement - Conditions to the Arrangement Becoming Effective”.

Certain Canadian Federal Income Tax Considerations for Zi Shareholders

The Arrangement will, in general terms, result for Canadian tax purposes in a taxable disposition by Zi Shareholders of their Zi Shares. Zi Shareholders should carefully review the considerations described in this Information Circular under the heading “Certain Canadian Federal Income Tax Considerations for Zi Shareholders” for a summary of certain tax consequences and are urged to consult their own tax advisors in regard to their own particular circumstances.

Certain U.S Federal Income Tax Considerations for Zi Shareholders

This Information Circular contains a discussion of certain material U.S. federal income tax considerations for certain U.S. Holders of the Arrangement and the ownership and disposition of shares of Nuance Common Stock received pursuant to the Arrangement. The comments above are qualified in their entirety by reference to such summary. See “Certain U.S Federal Income Tax Considerations for Zi Shareholders”.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and U.S. federal income tax considerations. Zi Shareholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning shares of Nuance Common Stock after the Arrangement. Zi Shareholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement.

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Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions are satisfied or waived, Zi will apply for the Final Order approving the Arrangement. If the Final Order is obtained on April 9, 2009 in form and substance satisfactory to Zi and Nuance, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Zi expects the Effective Date will be on or about April 9, 2009. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons including an objection before the Court at the hearing of the application for the Final Order.

The Arrangement will become effective upon the filing with the Registrar under the ABCA of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

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THE ARRANGEMENT

Background to the Arrangement

Commencing in August 2007, representatives of Zi and Nuance engaged from time to time in preliminary discussions regarding a potential transaction between the companies.

On September 5, 2007, Zi and Nuance entered into a confidentiality agreement to govern the exchange of information between the parties. During the period September 2007 to November 2007, discussions regarding a potential transaction continued.

In January 2008, Zi engaged Ridgecrest as a financial advisor to assist Zi in evaluating strategic opportunities, including the evaluation of a potential transaction with Nuance. Between January 2008 and June 2008, representatives of Zi and Ridgecrest engaged with Nuance and its financial advisors in periodic discussions regarding a potential transaction.

On July 18, 2008, Nuance delivered a written, non-binding proposal to purchase all of the outstanding Zi Shares for $45.0 million, payable in shares of Nuance Common Stock. This offer was subsequently revised by Nuance by letter dated July 22, 2008 to $47.5 million, or approximately $0.93 per Zi Share at the date thereof, and included a requirement that Zi enter into an exclusivity agreement with Nuance (the “July Offer”). On July 26, 2008, after multiple discussions between the parties regarding the proposed terms, Zi declined the July Offer. The July Offer was at a valuation lower than the range previously discussed with Nuance. Zi was also then in advanced discussions with a third party regarding an investment by way of private placement for Zi Shares at a valuation higher than the July Offer. In addition to the investment component, the third party’s proposal also included other commercial cooperation components, including but not limited to, a licensing agreement. The Board believed that it would be more beneficial to Zi and the Zi Shareholders to pursue the transaction with the third party.

A letter of intent was subsequently signed with the third party on July 28, 2008 (the “First LOI”). Zi signed an exclusivity agreement with the third party in conjunction with entering into the First LOI.

On August 14, 2008, Zi issued a press release announcing its 2008 second quarter financial results. On the same day, Nuance issued a press release which included the text of a letter to Zi proposing a negotiated acquisition of Zi at $0.80 per Zi Share in cash, subject to confirmatory due diligence. As an alternative, Nuance proposed a transaction at a price of $0.65 per Zi Share in cash which would not be conditioned on a due diligence review (together, the “August Offer”). The August Offer also contained an offer by Nuance to provide up to $2.0 million of short term financing to Zi on reasonable terms and conditions.

On August 15, 2008, following several meetings of the Board and with advice of Zi's legal and financial advisors, Zi announced in a press release that its Board of Directors declined to enter into negotiations with Nuance because the Board believed Nuance's proposal did not recognize the full value of Zi. At the same time, Zi was engaged in discussions with the third party to improve and finalize the terms of the transactions contemplated under the First LOI in accordance with the terms of its exclusivity agreement with the third party in effect at the time of the August Offer. At that time, the Board of Directors believed that it was possible to achieve terms with the third party that would be superior to those contained in the August Offer.

On August 19, 2008, Zi announced in a press release that it had signed a licence agreement with Samsung Electronics, covering Zi's eZiText and Decuma products (the “Samsung License”).

On August 19, 2008, Zi received a motion filed against it by Nuance in the California Court. The motion accused Zi of violating a 2002 consent judgment which settled a patent litigation with Tegic involving Zi’s eZiText software. Tegic was recently acquired by Nuance. On November 7, 2008 the California Court dismissed the above action without prejudice and the proceedings were referred to arbitration in accordance with the terms of the original Tegic settlement agreement. On December 2, 2008, Zi received notice that Nuance had filed its claim against Zi with the AAA. See “Information Concerning Zi - Legal Proceedings and Regulatory Actions”.

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Following receipt of the August Offer, Zi entered into further negotiations with the third party to improve the terms of the First LOI. On August 21, 2008, Zi issued a press release announcing a non-binding letter of intent with the third party (the “Second LOI”). Under the terms of the Second LOI, the third party would invest in Zi at a share price that would represent a premium over the August Offer and enter into a multi-year licensing contract and a multi-year service contract. Zi continued to be subject to the terms of the exclusivity agreement with the third party at this time; however, with the third party's consent, Zi contacted several large multi-national companies in the telecommunications industry to explore a potential multi-party transaction involving an investment in Zi.

On August 27, 2008, Zi received notice of a motion filed against it by Nuance for a patent infringement in Canada in the Federal Courts in Toronto, Ontario. Zi issued a press release on August 27, 2008 stating that it had no reason to believe that it had infringed any patent claims of Nuance.

On August 27, 2008, Zi issued a press release announcing a renewal of its license agreement with Nokia Corporation for a multi-year period (the “Nokia License”). The Nokia License also provided for, among other things, a significant initial payment to be made by Nokia to Zi after closing, and subsequent quarterly instalments during the life of the contract.

On August 29, 2008, the exclusivity agreement with the third party expired, the Second LOI was terminated and all multi-party discussions were discontinued. On September 4, 2008, Zi issued a press release announcing that Zi was continuing to explore a variety of strategic alternatives, including opening a dialogue with Nuance. Ridgecrest subsequently approached Nuance and renewed dialogue was established.

Between September 5, 2008, and September 7, 2008, Zi's financial and legal advisors negotiated the terms of a new confidentiality agreement which was executed by Zi and Nuance on September 8, 2008 the (“First Nuance NDA”).

On September 11, 2008, Zi received a revised non-binding proposal from Nuance to acquire all of the outstanding Zi Shares for aggregate consideration of $55 million, or approximately $1.09 per Zi Share at the date thereof, payable in shares of Nuance Common Stock (the “First September Offer”). The First September Offer required that Zi enter into an exclusivity agreement establishing a 15 day period during which Zi would agree not to pursue any alternate transactions. On September 12, 2008, Zi rejected the First September Offer as the Board believed that it did not recognize the full value of Zi; particularly since Zi had, since the August Offer, announced the Samsung License and the Nokia License, and was aware that it would shortly be announcing the Sony Ericsson License (as hereinafter defined) and the first commercial deployment of its product, Qix™ in North America by Telus. On September 16, 2008, Zi disclosed that it would not proceed with the private placement contemplated by the Second LOI.

On September 15, 2008, Zi announced that it had entered into a multi-million dollar expansion of its license agreement with Sony Ericsson (the “Sony Ericsson License”). The Sony Ericsson License provided for, among other things, a significant initial payment to be made by Sony Ericsson to Zi after closing.

On September 16, 2008, representatives of Zi and Nuance and their financial advisors met at Nuance's offices in Burlington, Massachusetts with the objective of reaching mutual agreement on price and terms for Nuance to acquire all of the outstanding Zi Shares. On September 24, 2008, Nuance revised its First September Offer to increase the aggregate consideration to $67 million (the “Second September Offer”), payable half in cash and half in shares of Nuance Common Stock. After deliberation and advice from its legal and financial advisors, the Board agreed to accept the Second September Offer. Accordingly, a letter of intent was entered into by the parties on September 26, 2008 and the parties entered into a 15-day exclusivity agreement to facilitate a due diligence review and further negotiations between the parties.

From October 3, 2008 through October 18, 2008, representatives of Nuance and its financial and legal advisors conducted an extensive due diligence review of Zi and its business. This review included discussions with Zi management and a comprehensive review of documents, license agreements and other due diligence materials provided by Zi.

The period since September 24, 2008 (the date of the Second September Offer) has been marked by a dramatic decline and volatility in global financial markets, the breakdown of the global credit markets, the bailout of major financial institutions and other industries by the governments of the United States and European Union members, a global recession, and other related significant economic events in the United States and world financial markets (the “Market Downturn”).

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On October 27, 2008, as a result of the Market Downturn and the results of its due diligence review, representatives of Nuance sent a revised non-binding proposal which changed the terms of the Second September Offer by reducing the aggregate consideration from $67.0 million to $37.5 million (the “Reduced Offer”), or approximately $0.74 per Zi Share at the date thereof, payable one half in cash and one half in shares of Nuance Common Stock.

The Board met on October 27, 2008 and again on November 6, 2008 to consider the Reduced Offer in light of the Market Downturn. After discussion and based on advice from its legal and financial advisors, the Board instructed Ridgecrest to schedule a meeting to discuss the Reduced Offer and garner an understanding of the basis and methodology used by Nuance to determine the Reduced Offer. Despite several attempts to arrange a meeting, no meeting took place.

Following unsuccessful attempts by the parties to reach an agreement on the terms of a transaction, on November 26, 2008, Nuance announced an unsolicited offer for all of the issued and outstanding Zi Shares at $0.40 per Zi Share payable in cash (the “Nuance Bid”).

On November 26, 2008 and December 2, 2008, the Board of Directors met with management and its legal and financial advisors to discuss the Nuance Bid. The Board of Directors reviewed its fiduciary duties with its legal advisors. Management presented the various strategic alternatives and proposals available to Zi in the face of the Nuance Bid. Ridgecrest was instructed to assess the Nuance Bid and prepare an analysis of the same in light of all relevant factors, including the Market Downturn. Management and Ridgecrest continued their efforts to seek viable strategic alternatives with several different parties, including large multi-national companies in the telecommunications industry and potential financial investors in Zi.

On December 2, 2008, representatives of Zi and Nuance, together with their financial advisors, discussed the Nuance Bid and the possibilities of a counterproposal by Zi. Nuance agreed that it would be prepared to review a counterproposal from Zi. There was no commitment by Nuance or assurance that Nuance would accept any counterproposal from Zi.

On December 5, 2008, the Board of Directors of Zi met with management and its advisors to discuss, among other things, the status of the various strategic alternatives being pursued by management and Ridgecrest, and to review Ridgecrest's analysis of the Nuance Bid. Ridgecrest was instructed to prepare a counterproposal to Nuance. The Board of Directors formed the Special Committee to review the Nuance Bid and consider the strategic alternatives for Zi. The Special Committee also retained Borden Ladner Gervais LLP as its independent legal counsel.

On December 8, 2008, the Special Committee held a meeting with its independent legal advisor to consider Zi's response to the Nuance Bid, and at that time, the Special Committee received an update on the communications between representatives of Zi and Nuance.

On the morning of December 9, 2008, Nuance sent a letter to the Board to communicate the adverse results of Nuance’s due diligence review of Zi.

On December 9, 2008, the Special Committee held a meeting to further consider the Nuance Bid. After consultation with Zi's management and financial and legal advisors and taking into account numerous factors, the Special Committee and the Board of Directors unanimously determined that: (a) the Nuance Bid was inadequate from a financial point of view; and (b) the Nuance Bid was not in the best interest of Zi. By letter dated December 9, 2008, Zi advised Nuance that the Board was not supportive of the Nuance Bid. The Board of Directors delivered to the Zi Shareholders a Director's Circular (“Directors’ Circular”) dated December 11, 2008 unanimously recommending that the Zi Shareholders reject the Nuance Bid and not tender their Zi Shares, particularly in view of the ongoing negotiations with Nuance to enhance the Nuance Bid.

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The Nuance Bid was extended on December 4, 2008, December 31, 2008, January 16, 2009, January 30, 2009, February 13, 2009 and February 24, 2009, with no other material changes to the terms of the Nuance Bid. During this period, Zi continued to seek alternative transactions to maximize shareholder value, including conducting discussions with other third parties expressing interest, as well as conducting ongoing discussions Nuance relating to a business combination with terms superior to the Nuance Bid. Zi was also aware of discussions and negotiations between Nuance and the Receiver relating to the Receiver’s desire to provide a voting support agreement if agreement on such a business combination could be achieved. The discussions and negotiations between Nuance and the Receiver, and between Nuance and Zi culminated in the Trustee Voting Support Agreement and the Arrangement Agreement, respectively.

Subsequent to the delivery of the Directors’ Circular the parties entered into discussions for a business combination on a negotiated basis. As a result of such negotiations, the parties entered into the Arrangement Agreement on February 26, 2009 providing for the acquisition by Nuance through Subco of all the Zi Shares for consideration of approximately $0.69 per Zi Share comprised of the Cash Consideration and the Equity Consideration.

Reasons for the Arrangement

In evaluating and approving the Arrangement and in making their determinations and recommendations, the Special Committee and the Board of Directors gave careful consideration to the current and expected future position of the business of Zi and all terms of the Arrangement Agreement and the Plan of Arrangement. The Special Committee and the Board of Directors considered a number of factors including, among others, the following:

  the consideration of $0.69 to be received by Zi Shareholders for each Zi Share under the Plan of Arrangement, which represents a premium of approximately 73% to the Nuance Bid;

  the fact that to the extent that a portion of the consideration to be received by Zi Shareholders, being $0.34 per Zi Share, is payable in cash and is subject to an increase of up to 15% or $0.0525 per Zi Share in the event of a decline in the market price of the shares of Nuance Common Stock between the date of the Arrangement Agreement Date and the Effective Date, Zi Shareholders are provided with a degree of protection from potential market volatility adversely affecting Nuance Common Stock. See “The Arrangement - Details of the Arrangement”;

  the fact that the Arrangement is not subject to a financing condition;

  the business, operations, assets, financial performance and condition, operating results and prospects of Zi, including the long-term expectations regarding Zi's operating performance;

  current industry and economic conditions and trends and the Special Committee's informed expectations of the future of the mobile phone industry and text input market;

  current market conditions and trends, including the state of the capital markets, significant tightening of credit markets, and recessionary pressures that have negatively affected many companies' operating performance and preparedness and ability to undertake acquisition transactions;

  the risks and uncertainties affecting Zi and its business;

  historical market prices and trading information with respect to the Zi Shares, including the extent to which there have been limitations in the liquidity of the Zi Shares and the resulting negative impact this has had on the trading price of the Zi Shares;

  the results of a careful review of strategic alternatives for Zi since January 2008, which included a comprehensive process of identifying and contacting potentially interested third parties to maximize shareholder value, and numerous discussions with potential purchasers;

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  the Fairness Opinion provided by Ridgecrest to the Board of Directors to the effect that, as of the date of the Arrangement Agreement, subject to the limitations and assumptions set forth therein, the Arrangement is fair, from a financial point of view, to Zi Shareholders;

  the views and support of the Receiver, being a major shareholder of Zi, as evidenced by it and the Trustee’s entry into the Trustee Voting Support Agreement with Nuance committing, subject to certain conditions, to vote 18,718,008 Zi Shares, or approximately 36.9% of the outstanding Zi Shares, in favour of the Plan of Arrangement;

  the fact that the Arrangement Agreement was the result of a comprehensive negotiation process with respect to the key elements of the Plan of Arrangement that was undertaken with the oversight and participation of the Special Committee and its legal counsel and financial advisor, and that resulted in terms and conditions that are reasonable in the judgment of the Special Committee;

  the likelihood that the conditions to complete the Plan of Arrangement will be satisfied, including the nature of the approvals and consents required by both Zi and Nuance that are to be obtained as a condition to completing the Plan of Arrangement;

  the fact that under the Plan of Arrangement, all Zi Shareholders are treated the same and no Zi Shareholder or related party receives any “collateral benefit” as defined in MI 61-101;

  the fact that the Arrangement Agreement does not prevent a third party from making an unsolicited Acquisition Proposal; that subject to compliance with the terms of the Arrangement Agreement, the Board of Directors is not precluded from considering and responding to an unsolicited Acquisition Proposal that is a Superior Proposal at any time prior to the approval of the Arrangement by Zi Shareholders; and that in the event that a Superior Proposal is made and not matched by Nuance, upon payment by Zi to Nuance of the Termination Payment, the Arrangement Agreement may be terminated by Zi and Zi may enter into an acquisition agreement with the third party making the Superior Proposal;

  the requirement that Nuance will pay to Zi the Nuance Termination Fee in the event that Zi determines to terminate the Arrangement Agreement in certain circumstances in which Nuance has breached its representations and warranties or failed to perform any of its covenants in any material respect under the Arrangement Agreement;

  the requirement that the Plan of Arrangement must be approved by not fewer than two-thirds of the votes cast by Zi Shareholders present in person or represented by proxy at the Meeting and entitled to vote, and the fact that if a Superior Proposal were to be made prior to the Meeting, Zi Shareholders would be free to support such Superior Proposal and vote against the Plan of Arrangement;

  the requirement that the Plan of Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Plan of Arrangement to Zi securityholders; and

  the terms of the Plan of Arrangement, which provide, among other things, that registered Zi Shareholders who oppose the Plan of Arrangement may, upon compliance with certain conditions, exercise Dissent Rights and, if ultimately successful, receive fair value for their Zi Shares as determined by the Court.

The Special Committee and the Board of Directors also considered a number of potential risks resulting from the Arrangement and the Arrangement Agreement, including:

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  the risks to Zi if the Plan of Arrangement is not completed, including the costs to Zi in pursuing the Plan of Arrangement and the temporary diversion of Zi management from the conduct of Zi’s business in the ordinary course;

  the fact that, following the Plan of Arrangement, Zi will no longer exist as an independent public company and Zi Shareholders will forgo any future increase in value that might result from future growth and the potential achievement of Zi’s long-term plans, other than pursuant to the holding of shares of Nuance Common Stock received pursuant to the Arrangement;

  the conditions to Nuance’s obligations to complete the Plan of Arrangement and the right of Nuance to terminate the Arrangement Agreement under certain limited circumstances; and

  the terms of the Arrangement Agreement in respect of: (i) restricting Zi from soliciting third parties to make an Acquisition Proposal; (ii) the requirement that in order to constitute a Superior Proposal, among other conditions specified in the Arrangement Agreement, an Acquisition Proposal must be at a value per Zi Share in excess of the Arrangement Consideration per Zi Share by at least $0.05; and (iii) the fact that if the Arrangement Agreement is terminated under certain circumstances, including in the event that Zi enters into an agreement in respect of a Superior Proposal, Zi must pay the Termination Payment to Nuance.

The foregoing summary of the information and factors considered by the Special Committee and the Board of Directors is not, and is not intended to be, exhaustive. In view of the factors and the amount of information considered in connection with its evaluation of the Arrangement, the Special Committee and the Board of Directors did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusions and recommendations. The Special Committee’s and the Board of Directors’ recommendations were made after consideration of all of the above-noted factors and in light of the collective knowledge of the business, financial condition and prospects of Zi, and were also based upon the advice of the Special Committee’s legal counsel and Ridgecrest. In addition, individual members of the Special Committee and the Board of Directors may have assigned different weights to different factors.

Fairness Opinion

Pursuant to an engagement agreement (the “Engagement Agreement”) dated as of December 17, 2007 between Zi and Ridgecrest, Ridgecrest was retained to provide financial advice and assistance in connection with the negotiations with Nuance and potential strategic alternatives and to make recommendations thereon to the Special Committee and the Board of Directors. Pursuant to the Engagement Agreement, Ridgecrest was to provide its opinion as to the fairness, from a financial point of view, of the consideration offered under the Arrangement.

On February 26, 2009, Ridgecrest rendered its Fairness Opinion that as of that date, and subject to the limitations and assumptions set forth therein, the consideration offered under the Arrangement is fair, from a financial point of view, to Zi Shareholders.

Ridgecrest was not engaged to prepare, and did not prepare, a valuation of Zi or any of its securities or assets, and the Fairness Opinion should not be construed as such. The full text of the Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Ridgecrest in rendering its opinion, is attached as Appendix E to this Information Circular. Zi Shareholders are urged to read the Fairness Opinion in its entirety. The summary of the Fairness Opinion described in this Information Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.

Neither Ridgecrest nor any of its affiliates is an insider, associate or affiliate of Zi, Nuance, Subco or any of their respective associates or affiliates (each an “Interested Party” and collectively, the “Interested Parties”). Neither Ridgecrest nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Arrangement other than to the Special Committee and Zi pursuant to the Engagement Agreement.

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Ridgecrest and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of Zi or any other Interested Party, or had a material financial interest in any transaction involving Zi or any other Interested Party during the 24 months preceding the date on which Ridgecrest was first contacted in respect of the Fairness Opinion.

No understandings or agreements exist between Ridgecrest and Zi or any other Interested Party with respect to future financial advisory or investment banking business. Ridgecrest may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Zi, or any other Interested Party.

The terms of the Engagement Agreement provide that Ridgecrest will receive a fee for its services, a portion of which is contingent on a change of control of Zi or certain other events, and is to be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Zi has agreed to indemnify Ridgecrest, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, damages and liabilities which may arise directly or indirectly from services performed by Ridgecrest in connection with the Engagement Agreement.

Recommendation of the Special Committee

The Special Committee has determined that the Arrangement is advisable and is in the best interests of Zi and is fair to Zi Shareholders. Accordingly, the Special Committee unanimously recommended that the Board of Directors approve the Arrangement Agreement and recommends that Zi Shareholders vote in favour of the Arrangement Resolution.

Recommendation of the Board of Directors

The Board of Directors has unanimously determined that the Arrangement is advisable and is in the best interests of Zi and is fair to Zi Shareholders. Accordingly, the Board of Directors has approved the Arrangement and unanimously recommends that Zi Shareholders vote IN FAVOUR of the Arrangement Resolution.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Zi Shareholders voting, in person or by proxy, at the Meeting;

(b)	the Arrangement must be approved by the Court pursuant to the Final Order;

(c)	all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Approvals

Shareholder Approvals

Pursuant to the Interim Order, at the Meeting, Zi Shareholders will be asked to vote on the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by Zi Shareholders present in person or represented by proxy at the Meeting. The Arrangement Resolution must receive the requisite Shareholder Approval in order for Zi to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. Notwithstanding Shareholder Approval, the Arrangement Resolution provides that the Board of Directors has the right not to proceed with the Arrangement, subject to the terms of the Arrangement Agreement.

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Court Approvals

Interim Order

On March 12, 2009, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix C to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Zi Shareholders at the Meeting in the manner required by the Interim Order, Zi will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for April 9, 2009 at 11:30 a.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 601-5th Street SW, Calgary, Alberta. Any Zi Shareholder or any other interested party desiring to support or oppose the application for the Final Order may do so, subject to filing with the Court and serving upon Zi a notice of intention to appear, including an address for service in the province of Alberta, together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on April 6, 2009. Service of such notice shall be affected by service upon the solicitors for Zi, Carscallen Leitch LLP, 1500, 407-2nd Street SW, Calgary, Alberta T2P 2Y3, Attention: Donald R. Leitch. See “Notice of Petition”.

The shares of Nuance Common Stock and Nuance Warrants to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and in reliance on exemptions from registration under applicable state securities laws. The Final Order will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder, with respect to such Nuance securities to be issued to the Zi securityholders pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

Zi has been advised by its counsel, Carscallen Leitch LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

Regulatory Approvals

The Arrangement Agreement provides that receipt of all regulatory approvals is a condition precedent to the Arrangement becoming effective. See “The Arrangement - Stock Exchange Listings” and “The Arrangement - Other Regulatory Approvals”.

Details of the Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Exhibit A to the Arrangement Agreement which is found at Appendix B to this Information Circular and reflects corrections to the Signing Price and the Zi Warrant exchange ratio, which were changed to $9.4431 and 0.0731, respectively, to accurately reflect the definitions in the Plan of Arrangement. Initially capitalized terms used in the description below have the meanings ascribed to them in this Information Circular unless otherwise defined in the Plan of Arrangement. Subject to receiving Shareholder Approval and the Final Order, and satisfaction or waiver of applicable conditions, the Arrangement will become effective on the Effective Date which is anticipated to be on or about April 9, 2009. Commencing at the Effective Time, the following transactions will occur and will be deemed to occur in the following order without any further act or formality except as otherwise provided:

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(a)

each Zi Share in respect of which Dissent Rights have been validly exercised before the Effective Time shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, to Subco in consideration of an amount determined and payable in accordance with the applicable provisions of the Plan of Arrangement, and the name of such holder will be removed from the register of holders of Zi Shares (in respect of the Zi Shares for which Dissent Rights have been validly exercised), and Subco shall be recorded as the registered holder of the Zi Shares so transferred and shall be deemed to be the legal and beneficial owner of such Zi Shares free and clear of any liens;

(b)

each Zi Share outstanding immediately prior to the Effective Time (including any Zi Shares issued immediately prior to the Effective Time) upon: (i) the effective exercise of Zi Warrants immediately prior to the Effective Time; (ii) the effective exercise of Zi Options in accordance with (f) below; (iii) the deemed exercise of the RSUs in accordance with (e) below; and (iv) the deemed non-forfeiture and free transferability of the RSAs in accordance with (d) below, other than Zi Shares held by Subco and its affiliates, and other than Zi Shares held (or previously held) by a Dissenting Shareholder, shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, to Subco in consideration for the Arrangement Consideration, and the name of such holder will be removed from the register of holders of Zi Shares and added to the register of holders of shares of Nuance Common Stock and Subco shall be recorded as the registered holder of Zi Shares so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens;

(c)

no fractional shares of Nuance Common Stock will be issued under the Arrangement; provided, however, if a holder of Zi Shares is entitled to an aggregate number of shares of Nuance Common Stock that includes a fraction of a share, then if such fraction is 0.5 or higher, such fraction shall be rounded up, and if such fraction is less than 0.5, such fraction shall be rounded down, in each case to the nearest whole number;

(d)

notwithstanding the terms of any restricted stock awards entered into by Zi and a holder of RSAs, all RSAs issued and outstanding shall be deemed to be non-forfeitable and freely transferable immediately prior to the Effective Time, such that the Zi Shares underlying the RSAs are released to the RSA holder for transfer in accordance with (b) above and such RSAs shall, at the Effective Time, immediately be terminated. Immediately following the Effective Time, Zi shall cease to have any obligation or liability with respect to any RSAs and the holders thereof shall cease to be holders thereof (and the name of such holders shall be removed from the register of RSAs) and each certificate or agreement formerly representing such RSAs shall be null and void;

(e)

notwithstanding the terms of any restricted stock unit agreement entered into by Zi and a holder of RSUs, all RSUs issued and outstanding shall vest and be deemed to be exercised immediately prior to the Effective Time such that the Zi Shares underlying the RSUs are issued to the RSU holder for transfer in accordance with (b) above and such RSUs shall thereupon be terminated and Zi shall cease to have any obligation or liability with respect to any such terminated RSUs and the holders thereof and each certificate or agreement formerly representing such RSUs shall be null and void;

(f)

notwithstanding the terms of the Employee Plan and any stock option agreements entered into by Zi and a holder of Zi Options, all of the Zi Options that have not previously vested shall vest at the time that is immediately prior to the Effective Time and subject to applicable withholding tax;

(i)

assessable shares of Nuance Common Stock equal to (x) the product of In-the-Money Option Consideration and (35/69), divided by (y) the Signing Price (being $9.4431); and (2) an amount in cash equal to (x) if the Closing Price is less than the Signing Price, the product of the In-the-Money Option Consideration and (34/69) plus the Contingent Option Amount, or (y) if the Closing Price is greater than or equal to the Signing Price, the product of the In-the-Money Option Consideration and (34/69); and each such In-the- Money Option shall be thereupon terminated. Zi shall cease to have any obligation or liability with respect to such In-the-Money Option or the holder thereof and such holder shall cease to be the holder of such In-the-Money Option (and the name of such holder shall be removed from the register of holders of Options) and each certificate or option agreement formerly representing such In-the-Money Option shall thereafter entitle a holder thereof to receive the In-the-Money Option Consideration upon the presentation and surrender of such In-the-Money Option certificate or option agreement and a Letter of Transmittal to the Depository. No security or instrument or other evidence of indebtedness shall be issued to such holder of such In-the-Money Option in respect of the entitlement of such holder to receive payment of cash as provided for in the Arrangement Agreement; and

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(ii)

all Zi Options, other than In-the-Money Options, outstanding immediately prior to the Effective Time shall be surrendered immediately prior to the Effective Time to Zi in consideration for the price of $0.0001 per Zi Option (the “Terminated Option Consideration”, and together with the In-the-Money Option Consideration, the “Option Consideration”) and such Zi Options so surrendered shall thereupon be terminated. Zi shall cease to have any obligation or liability with respect to such Zi Option or the holder thereof and such holder shall cease to be the holder of such Zi Option (and the name of such holder shall be removed from the register of holders of Zi Options) and each certificate or option agreement formerly representing such Zi Option shall thereafter entitle a holder thereof to receive the Terminated Option Consideration upon the presentation and surrender of such Zi Option certificate or option agreement and a Letter of Transmittal to the Depository. No security or instrument or other evidence of indebtedness shall be issued to such holder of such Zi Option in respect of the entitlement of such holder to receive payment of cash as provided for in the Arrangement Agreement;

(g)

each Zi Warrant not otherwise exercised prior to the Effective Time shall, at the Effective Time, be exchanged at the Effective Time for a warrant (a “Nuance Warrant”) to purchase from Nuance the number of shares of Nuance Common Stock (rounded down to the nearest whole number of such shares) equal to (i) 0.0731 multiplied by (ii) the number of shares subject to such Zi Warrant immediately prior to the Effective Time. Such Nuance Warrant shall provide for an exercise price per share of Nuance Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per Zi Warrant otherwise purchasable pursuant to such Zi Warrant, such exercise price converted into U.S. dollars, if necessary, multiplied by (B) the quotient obtained by dividing the number of Zi Shares subject to such Zi Warrant immediately prior to the Effective Time by the number of shares of Nuance Common Stock subject to such Nuance Warrant immediately following the Effective Time. The term to expiry, conditions to and manner of exercising and all other terms and conditions of a Nuance Warrant will be the same as the Zi Warrant for which it was exchanged, and any warrant agreement or other document previously evidencing the Zi Warrant shall thereafter evidence and be deemed to evidence such Nuance Warrant. Immediately following the Effective Time the Zi Warrants shall be terminated and Zi shall cease to have any liability with respect to any Zi Warrant and any holder thereof shall cease to be the holder of such Zi Warrant (and the name of such holder shall be removed from the register of holders of Zi Warrants);

(h)	at Nuance’s sole discretion, the Employee Plan shall be terminated or assumed by Nuance; and

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(i)

notwithstanding the terms of the Registration Rights Agreement, the Registration Rights Agreement shall be terminated and all rights thereunder shall be cancelled without any payment in respect thereof.

Under the Arrangement, Zi Shareholders will receive Arrangement Consideration consisting of approximately 0.03706 of a share of Nuance Common Stock and, subject to the adjustment discussed below, $0.34 in cash for each Zi Share. The Arrangement Consideration under the Arrangement had an aggregate value of approximately $0.69 per Zi Share as at the Arrangement Agreement Date. The cash component of the Arrangement Consideration will be increased up to a maximum of 15% or $0.0525 per Zi Share to the extent that the volume-weighted average trading price of the shares of Nuance Common Stock, rounded to four decimal places, on the NASDAQ in the period commencing on the tenth Business Day immediately preceding the Closing Date to and including on the Business Day immediately preceding the Closing Date is less than $9.4431, being the volume-weighted average trading price per share of a Nuance Common Stock on the NASDAQ for the period beginning on the tenth Business Day immediately preceding the Arrangement Agreement Date and concluding on the Business Day immediately preceding the Arrangement Agreement Date. Subject to this maximum, the amount of any upward adjustment in the cash component of the Arrangement Consideration for each Zi Share will be equal to the product of (i) 0.03706 and (ii) the absolute value of the “Closing Price” less the “Signing Price”, in each case as defined in the Plan of Arrangement.

By the Effective Date, Nuance will execute a registration privileges undertaking (the “Undertaking”) for the benefit of the several signatories to the Registration Rights Agreement. Pursuant to the Undertaking, after the Effective Date of the Arrangement, upon written notice by holders of at least 85% of the shares of Nuance Common Stock issued or issuable upon the exercise of Nuance Warrants, Nuance undertakes to take all commercially reasonable actions to register such shares of Nuance Common Stock on Form S-3, subject to the terms and conditions therein.

Terms of the Arrangement Agreement

The following description of certain provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement attached as Appendix B hereto. For the purposes of this section, “Terms of the Arrangement Agreement”, any capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Arrangement Agreement.

Covenants Relating to Conduct of Business

Until the earlier of the termination of the Arrangement Agreement and the Effective Time, Zi has agreed to conduct its business, except to the extent that Nuance shall otherwise consent, in the ordinary course of business consistent with past practices, to pay the debts and taxes of Zi when due, to pay or perform other obligations when due, and to preserve the present business organizations of Zi, keep available the services of the present officers and key employees of Zi and preserve the relationships of Zi with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of Zi. In addition to the foregoing, except as expressly contemplated by the Arrangement Agreement, Zi shall not, without the prior consent of Nuance, such consent not to be unreasonably withheld or delayed:

  cause or permit any amendments to its charter documents;

  make any expenditures or enter into any commitment or transaction requiring payments in excess of $50,000 individually or $150,000 in the aggregate, except in the ordinary course of business consistent with past practices;

  pay, discharge, waive or satisfy, any indebtedness for borrowed money;

  pay, discharge, waive or satisfy, any third party expense in an amount in excess of $50,000 in any one case, or $150,000 in the aggregate, except in the ordinary course of business consistent with past practices;

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  adopt or change accounting methods or practices other than as required by U.S. GAAP;

  make or change any material tax election, adopt or change any tax accounting method, settle or compromise any material tax claim or assessment;

  revalue any of its assets, other than in the ordinary course of business, consistent with past practices;

  declare, or pay any dividends or subdivide, consolidate, reclassify or otherwise change any shares, redeem or otherwise acquire, directly or indirectly, any shares;

  increase the salary or other compensation payable to any officer, director, employee, consultant or advisor, or make any payment or commitment for severance payment, except payments made pursuant to existing agreements;

  sell, lease, license or otherwise dispose of or grant any security interest in any of its properties or assets;

  make any loan to any Person or purchase debt securities of any Person or amend the terms of any outstanding loan agreement;

  (i) incur any indebtedness or guarantee any indebtedness of any Person in an amount in excess of $150,000 in the aggregate or (ii) issue or sell any debt securities, or guarantee any debt securities of any Person;

  waive or release any right or claim of Zi, including any write-off or other compromise of any account receivable of Zi;

  commence or settle any lawsuit, threat of any lawsuit or proceeding or other investigation against Zi;

  issue any shares of Zi, options to purchase any shares of Zi or any convertible instruments;

  sell, lease, license or transfer to any Person any rights to any intellectual property or enter into any contract or modify any existing contract with respect to any intellectual property, except standard original equipment manufacturer (“OEM”) licenses or other licenses entered into in the ordinary course of business, subject to the terms of the Arrangement Agreement;

  enter into or amend any marketing, distribution, development or manufacturing contract;

  enter into any contract to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy contract with respect to any real property or alter, amend, modify or terminate any of the terms of any lease;

  amend or otherwise modify (or agree to do so), or violate the terms of, any material contract;

  acquire any other business or organization;

  adopt or amend any employee plan or employee agreement;

  enter into any strategic alliance or affiliate contract or joint marketing contract;

  hire, promote, demote or terminate any employees, or encourage any employees to resign from Zi, except as results in termination or severance payments not exceeding $25,000 in any one case, or $100,000 in the aggregate, or except payments made pursuant to written agreements outstanding on the date of the Arrangement Agreement or otherwise permitted under the Arrangement Agreement;

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  make any representations or issue any communications (including electronic communications) to employees regarding any benefits of the transactions contemplated by the Arrangement Agreement, including any representations regarding offers of employment from Nuance or the terms thereof;

  alter its interest in any business entity in which Zi directly or indirectly holds any interest;

  cancel, amend or renew any insurance policy, except in the ordinary course of business consistent with past practices; or

  take, or agree in writing or otherwise to take, any of the actions described in the Arrangement Agreement, or any other action that would likely (i) prevent Zi from performing, or cause Zi not to perform, its covenants hereunder or (ii) cause or result in any of its respective representations and warranties contained therein being untrue or incorrect.

Additional Covenants

In the Arrangement Agreement, subject to applicable laws, Zi agreed to allow Nuance and its accountants, counsel and other representatives, reasonable access during normal business hours, in the period from the date of the Arrangement Agreement to the Effective Time, to (i) all of the properties, books, contracts, commitments and records of Zi, (ii) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of Zi as Nuance may reasonably request, and (iii) all employees of Zi as identified by Nuance. Zi agrees to provide to Nuance and its accountants, counsel and other representatives copies of internal financial statements (including tax returns and supporting documentation) promptly upon request.

Upon the terms and subject to the conditions set forth in the Arrangement Agreement, each of the parties to the Arrangement Agreement agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Arrangement and the other transactions contemplated by the Arrangement Agreement, including using its commercially reasonable efforts to accomplish the following: (i) the satisfaction of the conditions precedent set forth in the Arrangement Agreement, (ii) the obtaining of all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from, and the giving of any necessary notices to, Governmental Entities and other Persons and the making of all necessary registrations, declarations and filings, (iii) the taking of all reasonable steps to provide any supplemental information requested by a Governmental Entity, including participating in meetings with officials of such entity in the course of its review of the Arrangement, (iv) the taking of all reasonable steps as may be necessary to avoid any litigation by any Governmental Entity or other Person and (v) the obtaining of all necessary consents, approvals or waivers from any third parties.

Non-Solicitation Covenants

Non-Solicitation Covenant

The Arrangement Agreement provides that Zi shall not, directly or indirectly, through any officer, director, employee, representative or advisor of Zi or any of its subsidiaries (i) make, solicit, initiate or encourage, or take any other action to facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Zi or any of its Subsidiaries) any Acquisition Proposal or any inquiries or the making of any proposal that is reasonably likely to lead to an Acquisition Proposal, or release any third party from, amend, modify or waive the terms of any standstill or confidentiality agreement with Zi or its securities in any manner that would facilitate the making or implementation of any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (or any representative thereof) any information with respect to, or otherwise cooperate in any way with any Person (or any representative thereof) with respect to, any Acquisition Proposal except the Board of Directors may respond to a bona fide written unsolicited Acquisition Proposal (see “The Arrangement – Terms of the Arrangement Agreement - Non-Solicitation Covenants - Ability to Respond to a Superior Proposal” below), (iii) withdraw, modify or qualify in a manner adverse to Nuance or Subco, or propose publicly to withdraw, modify or qualify in a manner adverse to Nuance or Subco, the approval, recommendation or declaration of advisability by the Board or the Special Committee of the Arrangement, (iv) recommend, or propose publicly to recommend, the approval or adoption of any Acquisition Proposal, (v) resolve or agree to take any such action, or remain neutral with respect to any Acquisition Proposal (including a Superior Proposal) (any such action, resolution or agreement to take such action being referred to as an “Adverse Recommendation Change” and it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period ending on the earlier of the tenth Business Day following the first public announcement of such Acquisition Proposal and the expiration of the Matching Period in respect of such Acquisition Proposal shall not be considered to be an Adverse Recommendation Change), (vi) adopt or approve any Acquisition Proposal, or propose the approval or adoption of any Acquisition Proposal, or resolve or agree to take any such action, or (vii) cause or permit Zi to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, arrangement agreement, merger agreement, amalgamation agreement, option agreement, joint venture agreement, partnership agreement or other contract constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal, or resolve or agree to take any such action.

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Termination of Existing Discussions

The Arrangement Agreement requires Zi to terminate any existing discussions or negotiations with any parties (other than Nuance) with respect to any potential Acquisition Proposal, discontinue access to all data rooms and request the return or destruction by third parties of any confidential information previously provided in connection therewith. Zi shall not release any third party from, or modify the terms thereof, and shall enforce, any confidentiality, non-solicitation or standstill agreement with Zi.

Notice to Nuance of Acquisition Proposals

Zi has agreed that it shall, as promptly as possible and in any event within 24 hours after it first obtains knowledge of the receipt thereof, advise Nuance orally and in writing of (i) any Acquisition Proposal or any request for information or inquiry that Zi reasonably believes could lead to or contemplates an Acquisition Proposal, (ii) the terms and conditions of such Acquisition Proposal, request or inquiry (including a copy of any written Acquisition Proposal and any subsequent amendment or other modification thereto or to such terms and conditions), and (iii) the identity of the Person making any such Acquisition Proposal, request or inquiry. Zi shall also provide such additional information about such Acquisition Proposal and the progress of negotiations relating thereto as Nuance may reasonably request.

Ability to Respond to a Superior Proposal

In response to a bona fide written unsolicited Acquisition Proposal received by Zi prior to obtaining Shareholder Approval that did not result from the breach of Zi's non-solicitation obligations under the Arrangement Agreement and that the Board of Directors determines in good faith would result in a Superior Proposal, Zi may (i) furnish information with respect to Zi to the Person making such Acquisition Proposal pursuant to a confidentiality agreement, provided that Zi sends a copy of any such confidentiality agreement to Nuance immediately upon its execution and Nuance is immediately provided with a list and copies of all information provided to such Person not previously provided to Nuance and is immediately provided with access to information similar to that which was provided to such Person, and (ii) participate in discussions or negotiations with the Person making the Acquisition Proposal.

For purposes of the Arrangement Agreement, the term “Superior Proposal” means any bona fide unsolicited written Acquisition Proposal, which did not result from a breach of the non-solicitation provisions of the Arrangement Agreement, made by any Person that, if consummated, would result in such Person (or in the case of a direct merger between such Person and Zi, the shareholders of such Person) acquiring, directly or indirectly, 100% of the voting power of the Zi Shares or all or substantially all the assets of Zi and its Subsidiaries, taken as a whole, and which such Acquisition Proposal (i) is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal, (ii) is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained, (iii) is not subject to a due diligence and/or access condition that would allow access to the books, records, personnel or properties of Zi or any of its Subsidiaries or their respective representatives beyond 5:00 p.m. (Calgary time) on the fifth Business Day after which access is afforded to the party making the Acquisition Proposal and (iv) is, subject to Applicable Laws, made available to all Zi Shareholders in Canada and the United States on substantially the same terms and conditions and which the Board of Directors determines in good faith (after receipt of advice from its external financial advisors) is at a value per Zi Share in excess of the Arrangement Consideration by at least $0.05 and would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms, result in a materially more favourable transaction from a financial point of view (taking into account the Termination Payment, if applicable) to the Zi Shareholders than the Arrangement (taking into account all of the terms and conditions of such proposal and the Arrangement Agreement (including the ability of the parties thereto to consummate the transactions contemplated thereby and any changes to the terms of the Arrangement Agreement proposed by Nuance in response to such Superior Proposal or otherwise)).

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Nuance's Right to Match

Notwithstanding the foregoing, at any time prior to the Shareholder Approval, the Board may, subject to Nuance’s right to match described below, in response to a Superior Proposal, effect an Adverse Recommendation Change, provided that the Board determines in good faith, after consultation with its outside legal counsel and its external financial advisors that the failure to do so would be inconsistent with its fiduciary duties under Applicable Laws.

Zi has agreed that it will not effect an Adverse Recommendation Change unless the Board of Directors shall have first provided prior oral and written notice to Nuance that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice shall attach the most current version of any written agreement or proposal relating to the transaction that constitutes such Superior Proposal, and Nuance does not make, within five Business Days after the receipt of such notice (the “Matching Period”), a proposal that would, in the reasonable good faith judgment of the Board of Directors (after consultation with its external financial advisors and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal. Zi has agreed that, during the five Business Day period prior to its effecting an Adverse Recommendation Change, Zi shall negotiate exclusively in good faith with Nuance regarding any revisions to the terms of the Arrangement Agreement proposed by Nuance and for greater certainty, shall not negotiate or discuss the Superior Proposal, or otherwise communicate, with the third party making the Superior Proposal.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties of Zi relating to certain matters including the following: organization; capital structure; subsidiaries; corporate authority; conflict with charter documents and laws; required consents; financial statements; securities law matters and required documents; undisclosed liabilities; internal controls over financial reporting; absence of certain changes and events; taxes; restrictions on business activities; properties; intellectual property; contracts and commitments; governmental authorization; litigation; corporate records; environmental matters; brokers and fees; employee benefit plans and compensation; insurance; compliance with laws; corporate borrowing; shareholder rights plan; voting requirements; opinion of financial advisor; application of the Competition Act (Canada); application of the Investment Canada Act (Canada); collateral benefits under MI 61-101; information in the Information Circular and disclosure documents.

In addition, the Arrangement Agreement contains representations and warranties of Nuance relating to certain matters including the following: organization, standing and power; corporate authority; required consents; conflict with charter documents or laws; issuance of the shares of Nuance Common Stock; securities laws matters and required documents; financial statements; undisclosed liabilities; absence of certain changes or events; interim operations of Zi; litigation; and information in this Information Circular.

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Conditions to the Arrangement Becoming Effective

The implementation of the Arrangement is subject to the following conditions being satisfied or waived by one or both of Zi and/or Nuance at or before the Effective Date.

Mutual Conditions

(a)	Shareholder Approval shall have been obtained.

(b)

The Interim Order shall have been obtained in form and substance satisfactory to each of Zi and Nuance, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

(c)

No Governmental Entity shall have enacted, issued, promulgated, enforced or entered, or shall have threatened to enact, issue, promulgate, enforce or enter, any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which has the effect of or would have the effect of making the Arrangement illegal or otherwise prohibiting consummation of the Arrangement.

(d)

No temporary restraining order, preliminary or permanent injunction or other Judgment issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Arrangement shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be threatened or pending.

(e)

NASDAQ shall have authorized for listing, subject to official notice of issuance, of the shares of Nuance Common Stock to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter.

(f)

(A) All consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement including, without limitation, the waiting period under the Competition Act (Canada) and the laws of any other jurisdiction which Nuance and Zi reasonably determine to be applicable, and (B) any registration statement filed by Nuance, if any, shall have been declared effective by the SEC.

(g)

The distribution of shares of Nuance Common Stock pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and are not subject to resale restrictions under applicable Canadian securities laws (other than as applicable to a “distribution” as defined under Canadian securities laws or pursuant to Section 2.14 of CSA Multilateral Instrument 45-102 - Resale of Securities).

(h)

Either (i) the shares of Nuance Common Stock to be issued in the United States in connection with the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act and U.S. state securities or “Blue Sky” laws and the securities to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the U.S. Securities Act or (ii) the registration statement on Form S-4 (or on such other form that may be available to Nuance) contemplated by the Arrangement Agreement shall have been declared effective by the SEC.

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Additional Conditions Precedent to the Obligations of Nuance and Subco

(a)

Each of the representations and warranties of Zi in the Arrangement Agreement (disregarding, for this purpose, all exceptions in those representations and warranties relating to materiality, Zi Material Adverse Effect or any similar standard or qualification) shall be true and correct on and as of the date of the Arrangement Agreement and as of the Effective Date as though made on and as of the Effective Date (except to the extent expressly made as of a specified date, in which case as of such date), except where such failure to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Zi Material Adverse Effect. Nuance shall have received a certificate signed on behalf of Zi by the chief executive officer and chief financial officer of Zi to such effect.

(b)

Zi shall have performed in all material respects all obligations required to be performed by it under the Arrangement Agreement at or prior to the Effective Date and Nuance shall have received a certificate signed on behalf of Zi by the chief executive officer and the chief financial officer of Zi to such effect.

(c)

There shall be no action, suit, claim, order, injunction, investigation or other proceeding of any nature pending, or overtly threatened, by any Governmental Entity, against Nuance or Zi, their respective properties or any of their respective officers or directors challenging or seeking to make illegal, the Arrangement or the other transactions contemplated by the terms of the Arrangement Agreement.

(d)

Zi shall have completed the audit of its consolidated balance sheets as of December 31, 2008 and the related consolidated statements of income, cash flow, and stockholders' equity for the 12 month period then ended (collectively, the “2008 Audited Financials”) and filed its Annual Report on Form 20-F or Form 10-K with the SEC in compliance with all applicable U.S. securities laws.

(e)

Since the date of the Arrangement Agreement, there shall not have occurred any event or condition of any character that has had, or is reasonably likely to have, a Zi Material Adverse Effect and Nuance shall have received a certificate signed on behalf of Zi by the chief executive officer and the chief financial officer of Zi to such effect.

(f)	Dissent rights shall not have been exercised with respect to more than 5% of the aggregate number of Zi Shares outstanding at the time of the Meeting in connection with the Arrangement.

(g)	The required Voting Support Agreements between Nuance and the directors, officers and Zi Shareholders shall have been executed and delivered by such Zi Shareholders and are in full force and effect.

(h)

The audited consolidated balance sheets and the related consolidated statements of income, cash flow and stockholders' equity included within the Filed Public Disclosure Documents (including the 2008 Audited Financials, once filed) are not misstated in a manner that requires restatement (other than restatement that is immaterial to the historical consolidated financial position, results of operations or cash flows of Zi).

Additional Conditions Precedent to the Obligations of Zi

(a)

The representations and warranties of Nuance and Subco in the Arrangement Agreement (disregarding, for this purpose, all exceptions in those representations and warranties relating to materiality, Nuance Material Adverse Effect or any similar standard or qualification) shall be true and correct on and as of the date of the Arrangement Agreement and as of the Effective Date as though made on and as of the Effective Date (except to the extent expressly made as of a specified date, in which case as of such date), except where such failure to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Nuance Material Adverse Effect.

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(b)

Nuance and Subco shall have performed in all material respects all obligations required to be performed by them under the Arrangement Agreement at or prior to the Effective Date, and Zi shall have received a certificate signed on behalf of Nuance by an authorized signatory of Nuance to such effect.

(c)

Subco shall have deposited or cause to be deposited with the Depository, for the benefit of the Zi Shareholders, the number of shares of Nuance Common Stock and the aggregate amount of cash consideration to be paid by Subco to the Zi Shareholders pursuant to the Plan of Arrangement.

(d)

Since the date of the Arrangement Agreement, there shall not have occurred any event or condition of any character that has had, or is reasonably likely to have, a Nuance Material Adverse Effect and Zi shall have received a certificate signed on behalf of Nuance by an authorized signatory of Nuance to such effect.

Termination

Termination by Nuance or Zi

Prior to the Effective Time, either Nuance or Zi may terminate the Arrangement Agreement:

(a)	by mutual written agreement of Zi, Nuance or Subco;

(b)

if there shall be any court order preventing consummation of the Arrangement or any law makes the making or completion of the Arrangement or the transactions contemplated by the Arrangement Agreement illegal;

(c)

if the Arrangement shall not have been consummated by June 15, 2009 for any reason (subject to a 30 day extension in the event of regulatory actions) provided that this termination right is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Arrangement to occur on or before such date and such action or failure to act constitutes a breach of the Arrangement Agreement; or

(d)	if the Meeting shall have been held and the Shareholder Approval shall not have been obtained thereat or at any adjournment or postponement thereof.

Termination by Zi

Prior to the Effective Time, Zi may terminate the Arrangement Agreement:

(a)

if prior to obtaining Shareholder Approval, the Board of Directors has effected an Adverse Recommendation Change in compliance with the Arrangement Agreement and provided that Zi shall have paid to Nuance the Termination Payment; or

(b)

if Zi is not in material breach of its obligations under the Arrangement Agreement and Nuance has breached any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach, subject to the expiry of a ten calendar day cure period, would give rise to the failure of certain conditions set forth in the Arrangement Agreement.

Termination by Nuance

Prior to the Effective Time, Nuance may terminate the Arrangement Agreement:

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(a)	in the event that Zi has delivered notice of an Adverse Recommendation Change or an Adverse Recommendation Change has occurred;

(b)

if Nuance is not in material breach of its obligations under the Arrangement Agreement and Zi has breached any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach, subject to the expiry of a ten calendar day cure period, would give rise to the failure of certain conditions set forth in the Arrangement Agreement or any legal judgement or restraint having the effect of making the Arrangement illegal shall become final and non-appealable;

(c)

if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Arrangement by any Governmental Entity, which would: (i) prohibit Nuance's ownership or operation of any portion of the business of Zi or (ii) compel Nuance or Zi to dispose of or hold separate all or any portion of the business or assets of Nuance or Zi as a result of the Arrangement; or

(d)

at any time after the 20th day following execution of the Arrangement Agreement if the Voting Support Agreements have not been executed and delivered to Nuance or the Voting Support Agreements are not in full force and effect.

Termination Payments

Zi will be required to pay Nuance the Termination Payment if:

(a)	Nuance has terminated the Arrangement Agreement in the event Zi has delivered an Adverse Recommendation Change Notice or an Adverse Recommendation Change has occurred;

(b)

an Acquisition Proposal has been made or proposed to Zi or to the Zi Shareholders or publicly announced and both (i) the Arrangement Agreement is terminated by either Zi or Nuance because (A) the Shareholder Approval was not obtained, (B) the Effective Date has not occurred by June 15, 2009 (subject to a 30 day extension in the event of regulatory actions), or (C) Zi shall have breached its representations and warranties or failed to fulfill any of its covenants, and (ii) within 12 months of the termination date of the Arrangement Agreement Zi enters into an agreement with respect to an Acquisition Proposal or an Acquisition Proposal is completed; or

(c)

Zi has terminated the Arrangement Agreement prior to obtaining Shareholder Approval of the Arrangement Resolution and the Board of Directors affects an Adverse Recommendation Change and enters into a binding written agreement with respect to a Superior Proposal.

Nuance will be required to pay Zi the Nuance Termination Fee, if: (i) Zi is not in material breach of its obligations under the Arrangement Agreement and has terminated the Arrangement Agreement; and (ii) Nuance has breached any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach, subject to the expiry of a 10 calendar day cure period, would give rise to the failure of certain conditions set forth in the Arrangement Agreement.

Voting Support Agreements

As an inducement for Nuance to enter into the Arrangement Agreement and in consideration thereof, the directors and certain of the executive officers of Zi (for purposes of this section, collectively, the “Supporting Shareholders”) and the Receiver entered into Voting Support Agreements with Nuance. These agreements were entered into as a condition to the willingness of Nuance to enter into the Arrangement Agreement and to increase the likelihood that Shareholder Approval will be obtained. Descriptions of the Voting Support Agreements are outlined below.

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Supporting Shareholders’ Voting Support Agreements

The form of Voting Support Agreement that has been executed between each Supporting Shareholder and Nuance can be found on the SEDAR website at www.sedar.com. The following is only a summary of the form of Voting Support Agreement and is qualified in its entirety by reference to the full text of the form of Voting Support Agreement. Under their Voting Support Agreement, each Supporting Shareholder has agreed, among other things, to: (i) not, directly, or indirectly, solicit, assist, encourage, or facilitate any inquiries or proposals regarding any Acquisition Proposal; (ii) not, directly or indirectly, negotiate or discuss, or provide confidential information with respect to, any Acquisition Proposal; (iii) not, directly or indirectly, accept or enter into, or publicly propose to enter into any letter of intent, agreement, or understanding related to any Acquisition Proposal; (iv) not deposit the Zi Shares owned by such Supporting Shareholder to a take-over bid or transaction; (v) not sell, transfer, pledge, encumber or otherwise convey the Zi Shares owned by such Supporting Shareholder, or any right or interest therein, to any Person; (vi) not grant any proxy or other right to vote the shares that is inconsistent with the terms of such Voting Support Agreement, or enter into any voting trust or other agreement with respect to the right to call meetings of shareholders, or give consents or approvals relating to the Zi Shares owned by such Supporting Shareholder; (vii) vote against any proposed action by Zi, its subsidiaries, shareholders, or third parties in respect to any Acquisition Proposal, which might prevent or delay the successful completion of the Plan of Arrangement, or which might reasonably be expected to result in a breach of the Arrangement Agreement by Zi; and (viii) promptly notify and provide Nuance with a copy of every written communication received in connection with any Acquisition Proposal. Nuance did not pay any additional consideration to the Supporting Shareholders in connection with the execution and delivery of the Voting Support Agreements.

Pursuant to their Voting Support Agreement, each Supporting Shareholder has further agreed to: (i) vote or cause the Zi Shares owned by such Supporting Shareholder to be voted in favour of any resolution relating to the Plan of Arrangement; (ii) not exercise any rights of dissent provided under law, the Plan of Arrangement or otherwise in connection with any resolution relating to the Plan of Arrangement or the transactions contemplated by the Arrangement Agreement; and (iii) vote or cause to be voted the Zi Shares owned by such Supporting Shareholder against any Acquisition Proposal.

Further, pursuant to their Voting Support Agreement, each Supporting Shareholder has irrevocably granted to and appointed Garrison Smith and Thomas Beaudoin (collectively, the “Attorneys”) as such Supporting Shareholder's proxy and attorney-in-fact to vote the Zi Shares owned by such Supporting Shareholder in accordance with the terms of their Voting Supporting Agreement. The rights of the Attorneys are limited to voting such Zi Shares, or granting consent or approval with respect to such Zi Shares: (i) against any proposed action by Zi, its subsidiaries, shareholders, or third parties in respect to any Acquisition Proposal, which might prevent or delay the successful completion of the Plan of Arrangement, or which might reasonably be expected to result in a breach of the Arrangement Agreement by Zi; (ii) in favour of any resolution relating to the Plan of Arrangement; and (iii) against any Acquisition Proposal.

The Supporting Shareholders’ Voting Support Agreements terminate automatically upon the earlier to occur of (i) the date on which the Arrangement Agreement shall have been validly terminated pursuant to its terms and (ii) the date on which the acquisition becomes effective in accordance with the terms and conditions set forth in the Arrangement Agreement, unless earlier terminated in writing pursuant to the terms of such Voting Support Agreement.

Trustee Voting Support Agreement

The Trustee Voting Support Agreement (as defined below) can be found on the SEDAR website at www.sedar.com. The following is only a summary of the Trustee Voting Support Agreement and is qualified in its entirety by reference to the full text of the Trustee Voting Support Agreement.

As further inducement for Nuance to enter into the Arrangement Agreement and in consideration thereof, Marty Steinberg, the court appointed receiver (the “Receiver”) of Lancer Management Group, LLC, Lancer Management Group II, LLC (“LMG II”), Lancer Offshore, Inc., Omnifund, Ltd., LSPV, Inc., LSPV, LLC (“LSPV-LLC”), CLR Associates, LLC, G.H. Associates, LLC, and Alpha Omega Group, Inc., and as the person in control of Lancer Partners, L.P. (“Lancer Partners”) and Gerald A. McHale, Jr., as the liquidating trustee of Lancer Partners (the “Trustee”) entered into a Voting Support Agreement with Nuance (the “Trustee Voting Support Agreement”). Nuance did not pay any additional consideration to the Receiver or the Trustee in connection with the execution and delivery of their Voting Support Agreement.

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The Receiver is the beneficial owner of the outstanding Zi Shares held by the above-mentioned entities, other than the Trustee. The Receiver is beneficially holding and managing such Zi Shares pursuant to certain applicable laws and a number of orders issued by: (i) the United States District Court for the Southern District of Florida (the “District Court”), and (ii) the United States Bankruptcy Court for the District of Southern District of Florida (the “Bankruptcy Court”). Pursuant to a bankruptcy plan (the “Bankruptcy Plan”) approved by the Bankruptcy Court in December 2008, the assets of Lancer Partners were transferred to the Trustee and, subject to approval of the District Court, the assets of LMG II and LSPV-LLC will be transferred to the Trustee for administration (the “Trustee Transfer”).

Although the Trustee Voting Support Agreement has been signed, it remains limited in its effectiveness until the Receiver and the Trustee receive approval of the District Court and the Bankruptcy Court. Pursuant to the Trustee Voting Support Agreement, the Receiver and the Trustee have agreed to use their commercially reasonable efforts to secure approval of the Trustee Voting Support Agreement by the District Court and the Bankruptcy Court. In furtherance of obtaining these approvals, the Receiver and the Trustee have filed motions seeking court approval with the District Court and the Bankruptcy Court.

Pursuant to the Trustee Voting Support Agreement, subject to obtaining the requisite court approvals and the Trustee Transfer, the Trustee has agreed, among other things, to: (i) not, directly or indirectly, solicit, assist, encourage, or otherwise facilitate (including by way of furnishing information or entering into any form of written or oral agreement arrangement or understanding) any inquires or proposals regarding any Acquisition Proposal; (ii) not, directly or indirectly, participate in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal; (iii) not, accept or enter into, or publicly propose to enter into, any letter of intent, agreement, arrangement or understanding relating to any Acquisition Proposal; (iv) not deposit the Zi Shares owned by the Trustee to a take-over bid or similar transaction; (v) not option, sell, transfer, pledge, encumber, grant security interest in, hypothecate or otherwise convey the Zi Shares owned by the Trustee, or any right or interest therein (legal or equitable), to any Person or agree to do any of the foregoing; (vi) to the extent not inconsistent with the terms of the Trustee Voting Support Agreement, not grant or agree to grant any proxy or other right to vote the Zi Shares owned by the Trustee that is inconsistent with the terms of the Trustee Voting Agreement, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Zi Shareholders, or give consents or approvals regarding the Zi Shares owned by the Trustee; (vii) exercise the voting rights attaching to the Zi Shares owned by the Trustee to vote against any proposed action by Zi, its subsidiaries, Zi Shareholders, or any other Person in respect of any Acquisition Proposal which might reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Plan of Arrangement or which might reasonably be expected to result in a breach of the Arrangement Agreement by Zi; (viii) promptly notify and provide Nuance with a copy of every written communication received by the Trustee in connection with any Acquisition Proposal; (ix) vote the Zi Shares owned by the Trustee in favour of any resolution to approve the Plan of Arrangement; and (x) not exercise any rights of dissent provided under the ABCA, the Plan of Arrangement, or otherwise in connection with any resolution relating to the Plan of Arrangement or any transaction contemplated by the Arrangement Agreement, including the Plan of Arrangement.

The Trustee Voting Support Agreement terminates upon the earlier of (i) the termination of the Arrangement Agreement in accordance with its terms, (ii) the date on which the Arrangement becomes effective, as established by the date of issue shown on the certificate issued under the ABCA, or (iii) in accordance with the terms of the Trustee Voting Support Agreement, the date on which notice is provided by a party including, without limitation, by the Receiver or Trustee, at any time when not in material default in the performance of their respective obligations thereunder, if any of the following occurs: (a) any of the representations or warranties of Nuance under the Trustee Voting Support Agreement shall not be true and correct in all material respects; (b) Nuance has not complied, in all material respects with its covenants to the Receiver and Trustee; (c) the Plan of Arrangement or Arrangement Agreement is amended, modified or provisions thereof are waived in any way that materially adversely impacts the Receiver or Trustee; (d) Zi fails to mail, on or before May 15, 2009, the Information Circular, proxy and any other documentation required to be mailed under the Interim Order and applicable laws and such failure is the result of either a breach by Nuance of its obligations under the Arrangement Agreement or any of the representations and warranties of Nuance under the Arrangement Agreement not being true and correct in all material respects; or (e) the Plan of Arrangement has not become effective by June 15, 2009; provided, however, that such deadline may be extended by up to thirty (30) calendar days upon the agreement of Nuance and Zi.

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Post Arrangement Structure

Following the Effective Date of the Arrangement, Zi Shareholders will, as part of the Arrangement Consideration, own shares of Nuance Common Stock and be entitled to the Cash Consideration. Nuance will own, indirectly through Subco, all of the issued and outstanding Zi Shares. Assuming that there are no Dissenting Shareholders and no Zi Options nor Zi Warrants are exercised prior to the Effective Time, an aggregate of approximately $18 million in shares of Nuance Common Stock will be issued and an aggregate of approximately $17 million will be paid in cash for Zi Shares. On the Effective Date, Zi Shareholders will hold approximately 1.88 million shares of Nuance Common Stock. In addition, there will be Nuance Warrants entitling the holders thereof to acquire an aggregate of approximately 124,967 shares of Nuance Common Stock if all Nuance Warrants are exercised.

It is presently anticipated that the Zi Shares would be delisted from trading on the TSX and NASDAQ as soon as practicable after the Effective Date.

The Plan of Arrangement provides that any certificate representing Zi Shares that is not validly deposited with the Depositary on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive the Arrangement Consideration.

Depositary and Proxy Solicitation Agent

The Depositary will act as the agent and nominee of Zi Shareholders and Zi Optionholders in connection with the Arrangement for the purpose of receiving payment from Nuance in respect of the Zi Shareholders and from Zi in respect of the Zi Optionholders and transmitting payment to such Persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Zi Shareholders and former Zi Optionholders.

The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities under applicable securities laws and expenses in connection therewith.

Georgeson is acting as Nuance’s proxy solicitation agent, for which it will be paid a fee plus out-of-pocket expenses.

Delivery of Arrangement Consideration

Nuance is obliged under the Arrangement Agreement to deposit, or arrange to be deposited, the cash and Nuance Common Stock for the payment of the Arrangement Consideration and the In-the-Money Option Consideration for the benefit of and in trust for the Zi Shareholders and Zi Optionholders entitled to receive the Arrangement Consideration or the In-the-Money Option Consideration.

Deposit of Share Certificates

At the time of mailing the Information Circular, Zi has forwarded to each Zi Shareholder, Zi Optionholder, and holders of RSAs or RSUs at the address of such holder as it appears on the register maintained by or on behalf of Zi in respect of the holders of Zi Shares, Zi Options, RSAs or RSUs, as applicable, a Letter of Transmittal and instructions for obtaining delivery of the Arrangement Consideration or In-the-Money Option Consideration, as applicable, following the Effective Date pursuant to the Plan of Arrangement.

In order to receive the consideration for Zi Shares and/or the consideration for Zi Options, RSAs or RSUs, Zi securityholders must complete, sign and date the Letter of Transmittal delivered with this Information Circular and deliver it and the other documents required by it to the Depositary in accordance with the instructions contained in the Letter of Transmittal. The Letter of Transmittal is also available at the SEDAR website at www.sedar.com under Zi's profile.

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If the Zi Shares are held through a broker, investment dealer, bank, trust company or other nominee or intermediary, Zi Shareholders should follow the instructions provided by such nominee or intermediary.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. The Letter of Transmittal sets out the details of the procedure to be followed by each registered Zi Shareholder for delivering the certificates representing the Zi Shares held by such shareholder to the Depositary. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and Zi will cause the Depositary to return all deposited certificate(s) representing Zi Shares to the registered Zi Shareholders as soon as possible. Zi Shareholders that beneficially own Zi Shares that are registered in the name of an intermediary must contact their intermediary to arrange for the surrender of their Zi Shares.

Provided that a Zi Shareholder has presented and surrendered to the Depositary a duly completed Letter of Transmittal and the Zi Share certificate(s), together with such other documents and instruments, if any, as Nuance and/or the Depositary may reasonably require, as soon as practicable after the Effective Time, the Depositary will deliver a cheque (or, if required by applicable laws, a wire transfer) to such Zi Shareholder representing the Cash Consideration less applicable withholding taxes and a certificate representing the applicable number of shares of Nuance Common Stock transferred pursuant to the Arrangement. Under no circumstances will interest accrue or be paid by Zi, Nuance or the Depositary to Persons depositing Zi Shares pursuant to the Arrangement regardless of any delay in making such payment.

Unless otherwise directed in the Letter of Transmittal, the cheque representing the Cash Consideration or shares of Nuance Common Stock to be issued pursuant to the Arrangement will be issued in the name of the registered Zi Shareholder. Unless the Person who deposits the certificate(s) representing the Zi Shares instructs the Depositary to hold the cheque and share certificate for pick-up by checking the appropriate box in the Letter of Transmittal, cheques and share certificates will be forwarded by first-class mail to the address supplied in the Letter of Transmittal. If no address is provided, cheques and share certificates will be forwarded to the address of the Zi Shareholder as shown on the register of the Transfer Agent.

In the event of a transfer of ownership of Zi Shares that is not registered in the securities register of Zi, a cheque and a share certificate may be delivered to the transferee if the certificate representing such Zi Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid.

If a Zi Shareholder fails to present and surrender the share certificates held by such Zi Shareholder in accordance with the Letter of Transmittal, such Zi Shareholder will not be entitled to receive payment of the proceeds payable until such shareholder delivers all such share certificate(s) to the Depositary. No interest will be paid by Zi, Nuance or the Depositary on any outstanding amounts of money owed to a Zi securityholder.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. In order to avoid backup withholding, U.S. Shareholders are required to complete, sign and return the Substitute Form W-9 provided with the Letter of Transmittal.

As soon as practicable after the Effective Time, the Depositary must deliver to each Zi Optionholder, as reflected on the books and records of Zi, a cheque and, if applicable, share certificate for the amount of cash and, if applicable, shares of Nuance Common Stock such Zi Optionholder is entitled to receive.

Subject to any applicable escheat laws, any funds or shares of Nuance Common Stock deposited with the Depositary for the payment of the Arrangement Consideration or the aggregate Option Consideration which remain unclaimed on the date after the sixth anniversary of the Effective Date shall be forfeited to Nuance and paid over to or as directed by Nuance and the former Zi securityholders shall thereafter have no right to receive their respective entitlement to the Arrangement Consideration or Option Consideration, as applicable.

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Return of Zi Shares

Should the Arrangement not be completed, any deposited Zi Shares will be returned to the depositing Zi Shareholder at Zi's expense upon written notice to the Depositary from Zi by returning the deposited Zi Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Zi Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by Zi's transfer agent.

Mail Service Interruption

Notwithstanding the provisions of the Information Circular, Letter of Transmittal, Arrangement Agreement or Plan of Arrangement, the Arrangement Consideration and certificates representing Zi Shares to be returned, if applicable, will not be mailed if Nuance determines that delivery thereof by mail may be delayed.

Persons entitled to certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Zi Shares were originally deposited upon application to the Depositary until such time as Nuance has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing, certificates and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Zi Shares were deposited and payment for those Zi Shares shall be deemed to have been immediately made upon such deposit.

Interests of Management and Others in the Arrangement

The following is a description of the interests of certain officers and employees of Zi and members of the Board of Directors in connection with the Arrangement. The Special Committee and the Board of Directors are aware of these interests and have considered them along with the other matters described in “The Arrangement - Reasons for the Arrangement” above.

Shares

Zi Shares beneficially owned by directors, officers and other related parties, or over which such parties exercise control or direction, will be treated in the same fashion under the Arrangement as Zi Shares held by any other Zi Shareholder. The Zi Shares, Zi Options, RSAs and RSUs beneficially owned by such persons, or over which such persons exercise control or direction, are set out in the table below.

Zi Options, RSUs and RSAs

Under the Plan of Arrangement: (i) all of the Zi Options, including those held by directors and officers of Zi shall vest in full immediately prior to the Effective Time and each In-the-Money-Option shall be surrendered for the In-the-Money-Option Consideration and all Out-of-the-Money Options shall be surrendered and cancelled for cash consideration of $0.0001 per Out-of-The-Money Option, being the Terminated Option Consideration; and (ii) all of the Zi Shares underlying the RSUs or RSAs shall be released to the holders of RSUs or RSAs to be transferred to Subco for the Arrangement Consideration. None of the directors and senior officers of Zi hold any of the outstanding Zi Warrants.

The directors and officers of Zi and their associates beneficially own or exercise control or direction over an aggregate of approximately 1,871,700 Zi Options, of which approximately 47% are In-the-Money Options.

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				RSAs
		Number of	Zi	and/or
Name	Position(s) Held	Zi Shares(1)(2)(3)	Options	RSUs
Milos Djokovic	President	-	500,000	-
	Chief Executive Officer
Blair Mullin	Chief Financial Officer	-	50,000	-
Axel Bernstorff	VP, Global Sales	-	170,000	-
Roland Williams	Senior VP, Intellectual Property	-	135,000	-
Andrew Gertler	Director	-	125,000	25,000
Donald Hyde	Director	12,495	300,000	25,000
Donald Moore	Director	18,695	300,000	25,000
Robert Stefanski	Director	-	150,000	25,000
George Tai	Chairman	-	141,700	25,000
	Director

Notes:
(1)

The information as to securities beneficially owned or over which control or direction is exercised by each director and officer and by their respective associates, not being within the knowledge of Zi, has been provided by the respective directors and officers individually.

(2)	Does not include Zi Shares issued as RSAs.

(3)	On February 26, 2009, Mr. Djokovic surrendered for cancellation 1,420,000 Zi Options.

Payments to Directors

Each director of Zi will receive his regular attendance fees for meetings of the Board of Directors attended in connection with matters relating to the Arrangement. As of March 12, 2009, in aggregate $55,000 is payable to the members of the Board of Directors in connection with the matters relating to the Arrangement.

Except as set out above, with the exceptions of Milos Djokovic and George Tai, no director of Zi has an interest in the Arrangement Agreement or the completion of the Arrangement Agreement except as a Zi Shareholder, a Zi Optionholder or a holder of RSUs or RSAs and only on an identical basis as other Zi Shareholders, Zi Optionholders or holders of RSUs or RSAs, other than the acceleration of the vesting period of the Zi Options, RSAs and RSUs resulting from the change of control provisions contained therein. In addition, no director of Zi has any change of control agreement, or other remuneration payable as a result of the completion of the Arrangement, except for Mr. Djokovic as described below and under “The Arrangement – Interests of Management and Others in the Arrangement - Payments to Certain Officers, Employees and Consultants”. All directors are independent of Zi, other than Mr. Djokovic, who is Chief Executive Officer of Zi, and Mr. George Tai, who is the Chairman of Zi.

Zi incurred legal fees payable to Carscallen Leitch LLP in connection with the proposed transaction. Mr. George Tai is a partner of Carscallen Leitch LLP and is the Chairman of the Board of Directors of Zi.

In order to ensure a smooth and efficient integration of Zi and Nuance after the Arrangement becomes effective, Nuance is currently in advanced discussions with Mr. Djokovic concerning a consulting agreement (the “Consulting Agreement”). As at the date hereof the Consulting Agreement has not been executed. Pursuant to the terms of the Consulting Agreement, as currently proposed, Nuance will engage Mr. Djokovic as a consultant performing such services as Nuance shall from time to time reasonably request after the Effective Date. As consideration for such services, Nuance will issue Mr. Djokovic 25,000 restricted stock units under Nuance’s 2000 Stock Plan, which will vest in full 45 days after the Effective Date, subject to satisfactory performance of the requested services by Mr. Djokovic. The Consulting Agreement will not be entered into for the purpose of increasing the value of the consideration paid to Mr. Djokovic for securities relinquished under the Arrangement nor will it be entered into as a condition of Mr. Djokovic supporting the Arrangement in any manner. At the time the Arrangement Agreement was entered into, Mr. Djokovic beneficially owned, or exercised control or direction over less than 1% of the issued and outstanding shares of Zi.

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Payments to Certain Officers, Employees and Consultants

Retention Agreements

Zi is bound to the terms of the retention agreements it entered into with certain officers and employees of Zi, which upon the completion of the Arrangement, provide for the acceleration of the retention bonus payments due therein to the officers and employees of Zi in the aggregate amount of $222,706.

Zi is a reporting issuer (or the equivalent) under applicable Canadian securities laws in the provinces of Alberta, Ontario and Québec and is subject, among other things, to MI 61-101. MI 61-101 is intended to regulate insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

If the various payments discussed above constituted “collateral benefits” for the purposes of MI 61-101, the Arrangement would be considered a “business combination” within the meaning of MI 61-101. If the Arrangement were a “business combination”, the Arrangement Resolution would require minority shareholder approval in accordance with MI 61-101. However, the Special Committee and the Board of Directors have concluded that no director or officer or other related party of Zi is entitled to receive a “collateral benefit” under MI 61-101 for the reasons discussed below and the Arrangement therefore is not a “business combination” for which minority shareholder approval is required.

MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party where (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) the related party and his or her associated entities beneficially owns, or exercises control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer, or (ii) the related party discloses to an independent committee of the issuer the amount of consideration that he or she expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities he or she beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities it beneficially owns, and the independent committee's determination is disclosed in the disclosure document for the transaction.

To the knowledge of Zi, each of the directors or senior officers of Zi, and their respective associated entities, beneficially own or exercise control or direction over less than 1% of Zi Shares, and (i) the benefits described above have not been conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to such individuals for their securities, and (ii) the benefits described above are not, by their terms, conditional on the individuals supporting the transaction in any manner. To the extent that any retention bonuses are awarded after the date of this Information Circular, such bonuses will not be conferred for the purpose of increasing the value of the consideration paid for the recipient's securities and will not be conditional on the recipient supporting the transaction in any manner. Therefore, these individuals will not be considered to have received any “collateral benefit” in connection with the Arrangement.

See “Information Concerning Zi – Management Contracts”.

Directors' and Officers' Liability Insurance for Current and Former Directors and Officers of Zi

Pursuant to the Arrangement Agreement, Zi will, or in the alternative Nuance may, purchase “run-off” directors’ and officers’ liability insurance for a period of up to six years from the Effective Date, provided that the cost of such insurance shall not exceed $330,000.

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Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Zi will apply for the Final Order approving the Arrangement. If the Final Order is obtained on April 9, 2009 in form and substance satisfactory to Zi and Nuance, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Zi expects the Effective Date will be on or about April 9, 2009. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Zi’s objective is to have the Effective Date occur on April 9, 2009. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on or about April 9, 2009.

Right to Dissent

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such holder's Zi Shares and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix C, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix F. A Dissenting Shareholder who intends to exercise Dissent Rights and appraisal should carefully consider and comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered Zi Shareholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Zi Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution from which such holder dissents was adopted. Only registered Zi Shareholders may dissent. Persons who are beneficial owners of Zi Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Zi Shares. Accordingly, a beneficial owner of Zi Shares desiring to exercise Dissent Rights must make arrangements for the Zi Shares beneficially owned by that Shareholder to be registered in the name of the Shareholder prior to the time the written objection to the Arrangement Resolution is required to be received by Zi or, alternatively, make arrangements for the registered holder of such Zi Shares to dissent on behalf of the Zi Shareholder. In such case, the written objection, described below, should set forth the number of Zi Shares covered by such written objection.

A Dissenting Shareholder must send a written objection to the Arrangement Resolution, which written objection must be received by Zi c/o its counsel, Carscallen Leitch LLP, Suite 1500, 407-2nd Street SW, Calgary Alberta T2P 2Y3, Attention: Donald R. Leitch, by 5:00 p.m. (Calgary time) on the Business Day that is three Business Days prior to the date of the Meeting. No Zi Shareholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement. A holder of Zi Shares may not exercise the Dissent Right in respect of only a portion of such holder's Zi Shares, but may dissent only with respect to all of the Zi Shares held by the holder.

An application may be made to the Court by Nuance or by a Dissenting Shareholder after adoption of the Arrangement Resolution to fix the fair value of the Dissenting Shareholder's Zi Shares. If such an application to the Court is made by either Nuance or a Dissenting Shareholder, Nuance must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay such person an amount considered by the Nuance Board of Directors to be the fair value of the Zi Shares held by such Dissenting Shareholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Nuance is the applicant, or within 10 days after Nuance is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

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A Dissenting Shareholder may make an agreement with Nuance for the purchase of its Zi Shares in the amount of Nuance's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Zi Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Zi Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Nuance and in favour of each of those Dissenting Shareholders, and fixing the time within which Nuance must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a shareholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Nuance and the Dissenting Shareholder as to the payment to be made by Nuance to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever occurs first , the Dissenting Shareholder will cease to have any rights as a shareholder other than the right to be paid the fair value of such holder's Zi Shares in the amount agreed to between Nuance and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw his dissent, or if the Arrangement has not yet become effective Zi may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

Nuance shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that Nuance is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Nuance would thereby be less than the aggregate of its liabilities. In such event, Nuance shall notify each Dissenting Shareholder that it is lawfully unable to pay Dissenting Shareholders for their Zi Shares in which case the Dissenting Shareholder may, by written notice to Nuance within 30 days after receipt of such notice, withdraw such holder's written objection, in which case such shareholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a shareholder. If the Dissenting Shareholder does not withdraw such holder's written objection such shareholder retains status as a claimant against Nuance to be paid as soon as Nuance is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to its shareholders.

All Zi Shares held by Zi Shareholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Nuance in exchange for such fair value as of the Effective Date. If such Dissenting Shareholders ultimately are not entitled to be paid the fair value for the Zi Shares, such Zi Shares will be deemed to have been exchanged for the shares of Nuance Common Stock and such Dissenting Shareholders will be issued the shares of Nuance Common Stock on the same basis as all other Zi Shareholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Zi Shares. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Zi Shareholder who is considering the Dissent Rights and appraisal should carefully consider and comply with the provisions of that section and the Interim Order, the full texts of which are set out in Appendices F and C, respectively, to this Information Circular and consult the Zi Shareholder’s own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of Nuance to complete the Arrangement, that holders of not greater than 5% of the outstanding Zi Shares shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

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Expenses of the Arrangement

The estimated costs to be incurred by Zi with respect to the Arrangement and related matters including, without limitation, financial advisory, severance, accounting and legal fees, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $1.26 million.

Stock Exchange Listings

The Zi Shares are listed and posted for trading on the TSX and NASDAQ. The shares of Nuance Common Stock are listed and posted for trading on the NASDAQ. On February 25, 2009, the last trading day prior to announcement of the Arrangement, the closing prices of the Zi Shares on the NASDAQ and TSX were $0.37 and CDN$0.50, respectively, and shares of Nuance Common Stock on the NASDAQ were $9.15.

Other Regulatory Approvals

In addition to the approval of Zi Shareholders and the Court, it is a condition precedent to implementation of the Arrangement that all requisite regulatory approvals be obtained.

Canadian Securities Law Matters

Shares of Nuance Common Stock to be issued under the Arrangement to Zi Shareholders will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and, following completion of the Arrangement, shares of Nuance Common Stock will generally be “freely tradeable” provided that they are sold on NASDAQ or another exchange or market outside of Canada, or to a person outside of Canada, and in compliance with applicable U.S. federal and state securities laws.

Certain directors and senior officers of Zi hold an aggregate of 1,871,700 Zi Options, which will vest as a result of the Arrangement. 875,000 of such Zi Options are considered In-the-Money Options and will be surrendered pursuant to the Arrangement. However, 996,000 of such Zi Options are considered Out-of-the-Money Options and, therefore, management of Zi does not anticipate that such Out-of-the-Money Options will be exercised prior to the Effective Time. Pursuant to the Plan of Arrangement the Out-of-the-Money Options shall be purchased by Zi for the Terminated Option Consideration. See “The Arrangement - Interests of Certain Persons or Companies in the Matters to be Acted Upon”.

In accordance with the terms of their employment agreements, certain directors and officers of Zi will be entitled to certain termination payments in connection with the termination of their employment with Zi upon completion of the Arrangement. See “The Arrangement - Interests of Certain Persons or Companies in the Matters to be Acted Upon” and “Information Concerning Zi - Management Contracts”.

U.S. Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal securities laws. All Zi securityholders are urged to consult with their own legal advisors to ensure that the resale of the shares of Nuance Common Stock issued to them under the Arrangement complies with applicable U.S. federal and state securities laws. Further information is also disclosed under “Note to U.S. Securityholders”.

The shares of Nuance Common Stock and the Nuance Warrants to be issued to the Zi securityholders pursuant to the Arrangement will not be registered under the U.S. Securities Act or applicable state securities laws. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and pursuant to exemptions from applicable state securities laws. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Final Order will, if granted, constitute the basis for the exemption from registration under the U.S. Securities Act for the shares of Nuance Common Stock and Nuance Warrants issued pursuant to the Arrangement. See “The Arrangement - Procedure for the Arrangement Becoming Effective” above.

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The shares of Nuance Common Stock to be issued to Zi Shareholders and the Nuance Warrants to be issued to Zi Warrantholders will be freely tradable under U.S. federal securities laws, except by persons who were “affiliates” of Nuance within 90 days of the Effective Date or will be “affiliates” of Nuance after the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Holders of shares of Nuance Common Stock and Nuance Warrants following the Arrangement who were “affiliates” of Nuance within 90 days of the Effective Date or will be “affiliates” of Nuance after the Arrangement will be subject to the U.S. Securities Act and applicable state securities laws restrictions on the resale of such securities following the consummation of the Arrangement. Such securities held by such affiliates may be resold in transactions exempt from the registration requirements of the U.S. Securities Act, including, but not limited to, a transaction completed in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the U.S. Securities Act. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding securities of Nuance or, if such securities are listed on a U.S. national securities exchange or reported through the automated quotation system of a registered securities association in the United States, the average weekly trading volume of the respective securities over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market “brokers’ transactions” at times when certain information specified by the Rule 144 is publicly available with respect to Nuance.

Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of shares of Nuance Common Stock issuable upon the exercise of the Nuance Warrants. The Nuance Warrants may be exercised only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. In addition, any shares of Nuance Common Stock issuable upon the exercise of the Nuance Warrants will bear a legend restricting the transfer of such securities under U.S. federal and state securities laws. Pursuant to the Undertaking, however, holders of such restricted shares may request that Nuance register them on Form S-3, subject to certain conditions therein. See “The Arrangement – Details of the Arrangement”.

The foregoing discussion is only a general overview of certain requirements of U.S. securities laws applicable to the shares of Nuance Common Stock and Nuance Warrants issued pursuant to the Arrangement and the shares of Nuance Common Stock issuable upon exercise of the Nuance Warrants following the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities laws.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Zi for approval of the Arrangement. See “The Arrangement - Procedure for the Arrangement Becoming Effective - Court Approvals - Final Order” above. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge Zi, any recent significant decisions which would apply in this instance. Zi Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR ZI SHAREHOLDERS

In the opinion of Gowling Lafleur Henderson LLP, special tax counsel to Zi, the following summary fairly presents, as of the date hereof, the principal Canadian federal income tax consequences under the Tax Act generally applicable to a Zi Shareholder who tenders his or her Zi Shares pursuant to the Arrangement or exercises his or her Dissent Rights, and who, for purposes of the Tax Act and at all relevant times, holds his or her Zi Shares and Nuance Common Stock as capital property, and deals at arm's length and is not affiliated with Zi or Nuance.

The Zi Shares generally will constitute capital property to a Zi Shareholder unless the Zi Shareholder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Zi Shareholders resident in Canada whose Zi Shares might not otherwise qualify as capital property may be entitled, in certain circumstances, to obtain such qualification by making the irrevocable election permitted by Subsection 39(4) of the Tax Act to have their Zi Shares and all other “Canadian securities” (as defined in the Tax Act) owned by the Zi Shareholder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property.

This summary is based on the current provisions of the Tax Act and on counsel's understanding of the current published administrative policies and assessing practices of the CRA made publically available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative policies or assessing practices of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and may differ significantly from Canadian federal income tax considerations described herein.

This summary is not applicable to a Zi Shareholder that is: (i) a “financial institution” for purposes of the “mark-to-market” rules, (ii) a “specified financial institution”, (iii) a Zi Shareholder an interest in which is, or for whom a Zi Share would be, a “tax shelter investment”, or (iv) a Zi Shareholder whose “functional currency” for purposes of the Tax Act is the currency of a country other than Canada, as each of these terms is defined in the Tax Act. In addition, this summary is not applicable to a Zi Shareholder who has acquired his or her Zi Shares on the exercise, conversion, exchange or settlement of Zi Options, RSAs or RSUs. Such Zi Shareholders should consult their own tax advisors.

The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Zi Shareholder. Accordingly, Zi Shareholders should consult their own tax advisers with respect to their particular circumstances. In addition, holders of Zi Options, Zi Warrants, RSAs or RSUs should consult their own tax advisors having regard to their own personal circumstances.

All U.S. dollar amounts relating to the receipt of the Arrangement Consideration or the acquisition, holding or disposition of shares of Nuance Common Stock must be translated into Canadian dollars for the purposes of the Tax Act using the rate of exchange quoted by the Bank of Canada at noon on the relevant day or such other rate of exchange that is acceptable to the Minister of National Revenue. Any dividends on shares of Nuance Common Stock will generally be translated into Canadian dollars on the date on which such dividend is paid using such exchange rate. The adjusted cost base and proceeds of disposition of shares of Nuance Common Stock held by Resident Shareholder (as defined below) will similarly be translated into Canadian dollars on the date of acquisition or disposition, as the case may be.

Residents

This portion of the summary applies to a Zi Shareholder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be, resident in Canada (a “Resident Shareholder”), and who, upon receipt of the Arrangement Consideration, together with persons to whom the Zi Shareholder is related for the purposes of the Tax Act, will not hold 10% or more of the shares of any class of Nuance.

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Resident Shareholders Who Dispose of Zi Shares Pursuant to the Arrangement

Generally, a Resident Shareholder who disposes of his or her Zi Shares pursuant to the Arrangement for the Arrangement Consideration will realize a capital gain (or a capital loss) equal to the amount, if any, by which such Resident Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Zi Shares to the Resident Shareholder immediately before the disposition. For purposes of computing the capital gain (or capital loss) realized upon the disposition of a Zi Share pursuant to the Arrangement, a Resident Shareholder will be considered to have disposed of such Zi Share for proceeds of disposition equal to the aggregate of the Cash Consideration and the fair market value of the Equity Consideration at such time received by the Resident Shareholder under the Arrangement. A Resident Shareholder is generally required to include in computing his or her income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Shareholder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and in the circumstances prescribed by the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the potential application of alternative minimum tax with respect to their disposition of Zi Shares.

The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Zi Share may be reduced by the amount of dividends previously received or deemed to have been received on such Zi Share, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Shareholders should consult their own tax advisors regarding these rules.

A Resident Shareholder that is, throughout the relevant year, a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6€% on certain investment income, including taxable capital gains.

Dissenting Resident Shareholders

A Resident Shareholder who exercises his or her Dissent Right in respect to the Arrangement and elects to receive the fair value for the Resident Shareholder’s Zi Shares will be considered to have disposed of the Zi Shares for proceeds of disposition equal to the amount received by the Resident Shareholder less the amount of any interest awarded by the Court and will realize a capital gain (or a capital loss) in the manner, and subject to the treatment described above. Any interest awarded to the Resident Shareholder by the Court will be included in the Resident Shareholder’s income for purposes of the Tax Act.

Qualified Investment

Provided that the Nuance Common Stock is listed on a designated stock exchange (which currently includes NASDAQ), such shares will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts.

Dividends on Nuance Common Stock held by Resident Shareholders

Dividends received on Nuance Common Stock held by a Resident Shareholder will be included in a shareholder’s income for the purposes of the Tax Act. Such dividends received by a Resident Shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act. A Resident Shareholder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. A Resident Shareholder that is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6€% on its “aggregate investment income” for the year, which will include such dividends. Subject to the detailed rules in the Tax Act, a Resident Shareholder may be entitled to a foreign tax credit or deduction for any United States non-resident withholding tax paid on dividends received on Nuance Common Stock.

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Acquisition by Resident Shareholders of Nuance Common Stock

The cost of Nuance Common Stock received by a Resident Shareholder as Arrangement Consideration will equal the fair market value of such shares at the time of their acquisition and will be averaged with the adjusted cost base of all other Nuance Common Stock held by such Resident Shareholder as capital property at that time for the purposes of determining the adjusted cost base of such Resident Shareholder’s Nuance Common Stock.

Disposition by Resident Shareholders of Nuance Common Stock

A disposition or deemed disposition of Nuance Common Stock by a Resident Shareholder will result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Resident Shareholder’s adjusted cost base of such Nuance Common Stock.

A Resident Shareholder will be required to include its taxable capital gain in income, and will generally be required to deduct its allowable capital loss against taxable capital gains realized by the Resident Shareholder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

A shareholder that is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6€% on its “aggregate investment income” for the year, which will include an amount in respect of taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the potential application of alternative minimum tax with respect to their future disposition or deemed disposition of Nuance Common Stock.

Foreign Property Information Reporting

A holder of Nuance Common Stock who is a “specified Canadian entity” for a taxation year or a fiscal period and whose total cost amount of “specified foreign property,” including Nuance Common Stock, at any time in the year or fiscal period exceeds CDN$100,000 will be required to file an information return for the year or period disclosing prescribed information.

Subject to certain exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. Holders are encouraged to consult their tax advisors as to whether they must comply with these rules.

Foreign Investment Entity Tax Proposals

Amendments to the Tax Act relating to the income tax treatment of investments by Canadian residents in nonresident entities that constitute “foreign investment entities” (“FIEs”) were contained in Bill C-10, which died on the order paper on September 7, 2008. This proposed legislation (the “FIE Tax Proposals”) was to be generally applicable to taxation years of taxpayers commencing after 2006. In the materials that accompanied the Canadian federal budget released on January 27, 2009, the Canadian federal government indicated that it would be reviewing submissions it has received concerning the FIE Tax Proposals before proceeding with them. The FIE Tax Proposals are exceedingly complex and their application is unclear in certain circumstances.

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The meanings of the terms and phrases in quotation marks below as used in the FIE Tax Proposals may depart significantly from their ordinary meanings. Further, there are circumstances in which the FIE Tax Proposals may not be applicable that are not described below.

Application of the FIE Tax Proposals

The FIE Tax Proposals will apply for a taxation year of a Resident Shareholder if:

(a)	the Resident Shareholders holds Nuance Common Stock at the end of a taxation year of Nuance ending in the holder’s taxation year;

(b)	at that time, Nuance is a FIE; and

(c)	at that time, the Nuance Common Stock is not an “exempt interest”.

Where the FIE Tax proposals apply for a taxation year of a Canadian resident taxpayer, such Canadian resident taxpayer will be required to include in income for that year an amount determined by applying a prescribed interest rate to the Canadian resident taxpayer’s “designated cost” of its participating interest in a FIE at the end of each month ending in the Canadian resident taxpayer’s taxation year and at which time the participating interest is held, unless the Canadian resident taxpayer makes a valid election to use either the “mark-to-market” method or the “accrual” method. The Canadian resident taxpayer must include in income the amount so determined regardless of whether the Canadian resident taxpayer receives any cash distributions from Nuance.

Definition of FIE

A determination of whether Nuance is a FIE must be made at the end of each taxation year of Nuance. Generally, Nuance will be deemed to be a FIE at that time unless either (a) the “carrying value” of its “investment property” is not greater than one-half of the “carrying value” of all of its property, or (b) throughout the taxation year its principal undertaking was the carrying on of a business that is not an investment business. The FIE Tax Proposals contain specific consolidation rules, as well as other rules for the purposes of applying these tests. No assurance can be given whether Nuance will or will not be a FIE at the end of any taxation year.

Exempt Interest

If Nuance is a FIE at the end of its taxation year, Nuance Common Stock nevertheless should constitute an “exempt interest” in respect of a Canadian resident taxpayer at that time (and therefore be excluded from the application of the FIE Tax Proposals) if the Canadian resident taxpayer does not have a “tax avoidance motive” at that time in respect of its holding of any Nuance Common Stock and if at all times while the Canadian resident taxpayer held such Nuance Common Stock during the Canadian resident taxpayer’s taxation year that includes the taxation year end of Nuance:

(a)

Nuance is governed by, exists and was formed or continued under the laws of the United States (or a state thereof) and is resident therein for purposes of the Canada-United States Tax Convention (1980);

(b)

there are at least 150 persons each of whom holds shares of Nuance Common Stock that have a total fair market value of at least $500, or alternatively, Nuance Common Stock is listed on a designated stock exchange and was traded on at least 10 consecutive trading days on that stock exchange in the period that begins 30 days before that time;

(c)

the total fair market value of the Nuance Common Stock held by the Resident Shareholder or any “entity” or individual with whom the Resident Shareholder does not deal at arm’s length does not exceed 10% of the total fair market value of all issued and outstanding Nuance Common Stock; and

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(d)

it is reasonable to conclude that Nuance Common Stock can normally be acquired by and sold by members of the public in the open market, or can be acquired from and sold to Nuance by members of the public.

The FIE Tax Proposals generally provide that a taxpayer has a “tax avoidance motive” in respect of a property only if it is reasonable to conclude that one of the main reasons for the holder acquiring, holding or having such property was to:

(a)

derive a benefit, the value of which can reasonably be attributed principally, directly or indirectly, to income derived from “investment property” held by the FIE, to profits or gains from the disposition of such “investment property”, or to an increase in the value of such “investment property”; and

(b)	defer or reduce the amount of tax payable by the taxpayer on such income, profits or gains.

Because the determination of the application of the FIE Tax Proposals depends upon numerous factual criteria and can change from time to time, no determination of general application can be provided.

Resident Shareholders are urged to consult their own tax advisors with respect to the application of the FIE Tax Proposals to their particular circumstances.

Non-Residents

This portion of the summary applies to a Zi Shareholder who, at all relevant times, is a non-resident of Canada for the purposes of the Tax Act (a “Non-Resident Shareholder”), does not own (and has not owned within the preceding 60 months), either alone or together with one or more persons with whom the Non-Resident Shareholder does not deal at arm’s length, 25% or more of the share of any class of Zi (any such Zi Shareholder should see the discussion below under the heading “- 25% Non-Resident Shareholders”) and for whom Zi Shares are not otherwise taxable Canadian property for the purposes of the Tax Act. Zi Shares may be taxable Canadian property for NonResident Shareholders if they were acquired pursuant to certain “rollover” or “non-recognition” transactions under the Tax Act. Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer for which the Zi Shares are “designated insurance property” under the Tax Act, or an “authorized foreign bank”, as defined in the Tax Act. Such holders should consult with their own tax advisors.

Non-Resident Shareholders who Dispose of Zi Shares Pursuant to the Arrangement

A Non-Resident Shareholder will not be taxable in Canada on the disposition of his or her Zi Shares pursuant to the Arrangement provided that the Zi Shares do not constitute “taxable Canadian property” to the Non-Resident Shareholder.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who exercises his or her Dissent Right in respect of the Arrangement and elects to receive fair value of the Zi Shares will be considered to have disposed of his or her Zi Shares for proceeds of disposition equal to the amount received by the dissenting Non-Resident Shareholder less the amount of any interest awarded by the Court. A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of the Zi Shares pursuant to an exercise of Dissent Rights unless the Zi Shares constitute “taxable Canadian property” to the Non-Resident Shareholder.

Any interest awarded to the Non-Resident Shareholder by the Court will generally not be subject to Canadian withholding tax provided that the interest does not constitute “participating debt interest” as defined in the Tax Act.

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25% Non-Resident Shareholders

Zi Shares held by a Non-Resident Shareholder who owns (or owned within the preceding 60 months), either alone or together with one or more persons with whom the Non-Resident Shareholder does not deal at arm’s length, 25% or more of the shares of any class of Zi (a “25% Non-Resident Shareholder”), will constitute taxable Canadian property. If Zi Shares owned by a 25% Non-Resident Shareholder constitute taxable Canadian property, any capital gain that would be realized on the disposition of the Zi Shares, and that is not exempt from tax under the Tax Act pursuant to an applicable income tax convention or treaty, will be subject generally to the tax consequences discussed above with respect to Resident Shareholders.

A 25% Non-Resident Shareholder who disposes of Zi Shares that are taxable Canadian property may be required to file a Canadian tax return reporting any capital gain and pay Canadian income tax thereon. 25% Non-Resident Shareholders should consult their own tax advisors with respect to the Canadian tax consequences of their disposition of Zi Shares pursuant to the Arrangement, including with respect to the filing of a Canadian tax return in respect of such disposition, and the availability of relief under the terms of an applicable income tax treaty or convention in their particular circumstances.

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CERTAIN U.S FEDERAL INCOME TAX CONSIDERATIONS FOR ZI SHAREHOLDERS

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER (AS DEFINED ABOVE), FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE. THE SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER'S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

The following discussion is a summary of the anticipated material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) arising from and relating to the Arrangement and the ownership and disposition of Nuance Common Stock received pursuant to the Arrangement.

This summary of the anticipated material U.S. federal income tax consequences arising from and relating to the Arrangement and the ownership and disposition of Nuance Common Stock is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of Nuance Common Stock received pursuant to the Arrangement. This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement). In addition, this summary does not take into account the facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder of the Arrangement and the ownership and disposition of Nuance Common Stock received pursuant to the Arrangement. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, state, local and non-U.S. tax considerations are not addressed in this summary. U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Nuance Common Stock received pursuant to the Arrangement.

This summary is based upon the Code, temporary and final Treasury Regulations issued under the Code, and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this Information Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this Information Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and there can be no assurance that the IRS or the U.S. courts will agree with the tax consequences in this summary.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Zi Shares (or, following the completion of the Arrangement, a beneficial owner of Nuance Common Stock) who holds such shares as capital assets, and that, for U.S. federal income tax purposes, is:

  an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

  a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia;

  an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or

  a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

  persons that own or have owned, directly or by attribution, 10% or more, by voting power or value, of the outstanding equity interests of Zi

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For the purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Zi Shares (or, following the completion of the Arrangement, Nuance Common Stock) other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Nuance Common Stock received pursuant to the Arrangement to non-U.S. Holders of Zi Shares, and such non-U.S. Holders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them of the Arrangement and ownership and disposition of Nuance Common Stock received pursuant to the Arrangement, and the potential application of any tax treaties.

The U.S. federal income tax consequences to the following persons (including persons who are U.S. Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Arrangement and ownership and disposition of Nuance Common Stock received pursuant to the Arrangement:

  persons that may be subject to special U.S. federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;

  persons that acquired Zi Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;

  persons that hold Zi Warrants or Zi Options;

  persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

  persons that hold Zi Shares as part of a position in a straddle or as part of a hedging or conversion transaction;

  expatriates and former long-term U.S. residents;

  persons subject to the alternative minimum tax;

  persons exercising the right to dissent;

  persons who own their Zi Shares other than as a capital asset as defined in the Code.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Zi Shares (or, following the completion of the Arrangement, Nuance Common Stock), the U.S. federal income tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Zi Shares (or, following the completion of the Arrangement, Nuance Common Stock) should consult their own tax advisors as to the U.S. federal, state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Nuance Common Stock received pursuant to the Arrangement.

Consequences of to U.S. Holders of Disposition of Zi Shares Pursuant to Arrangement

The Arrangement will constitute a taxable disposition of Zi Shares by a U.S. Holder and, subject to the passive foreign investment company (“PFIC”) and controlled foreign corporation (“CFC”) rules discussed below, will result in the following U.S. federal income tax consequences, assuming that Zi is not and has not been a PFIC or CFC during such U.S. Holder's holding period:

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(a)

a U.S. Holder of Zi Shares would recognize gain or loss equal to the difference between (1) the sum of fair market value of Nuance Common Stock and the cash received by such U.S. Holder and (2) the U.S. Holder's adjusted tax basis in the Zi Shares surrendered in the Arrangement;

(b)

the aggregate tax basis of Nuance Common Stock received by a U.S. Holder of Zi Shares in the Arrangement would be equal to the aggregate fair market value of Nuance Common Stock at the time of the Arrangement; and

(c)	the holding period of Nuance Common Stock received by a U.S. Holder in the Arrangement would begin on the day after the Arrangement.

Subject to the PFIC and CFC rules discussed below, any gain or loss recognized under paragraph (a) generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period for the Zi Shares is more than one year at the time of the Arrangement. Preferential tax rates for long-term capital gains are currently applicable to certain non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains for U.S. Holders that are corporations. Deductions for capital losses are subject to significant limitations.

Ownership of Nuance Common Stock

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder relating to the ownership and disposition of Nuance Common Stock.

Distributions on Nuance Common Stock

General Taxation of Distributions

A U.S. Holder that receives a distribution, with respect to its Nuance Common Stock will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated "earnings and profits" of Nuance, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Nuance, such distribution will be treated first as a tax-free return of capital to the extent of the U.S, Holder's tax basis in such Nuance Common Stock and thereafter as gain from the sale or exchange of such Nuance Common Stock. (See "Disposition of Nuance Common Stock" below).

If the U.S. Holder is a corporation, it would generally be able to claim a dividends received deduction on the portion of any distribution taxed as a dividend, provided that certain holding period requirements are satisfied. Subject to certain exceptions, for taxable years beginning before January 1, 2011, absent new legislation, dividends received by non-corporate U.S. Holders currently will be taxed at a maximum rate of 15%, provided that certain holding period requirements are met.

Disposition of Nuance Common Stock

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Nuance Common Stock in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's adjusted tax basis in the Nuance Common Stock sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Nuance Common Stock are held for more than one year.Preferential tax rates apply to long-term capital gains of certain non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains U.S. Holders that are corporations. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Considerations

The foregoing discussion assumes that Zi was not a PFIC for any taxable year during which a U.S. Holder held Zi Shares.

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A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (b) 50% or more of the value of its assets (based on an average of the quarterly value of the assets during the taxable year) is attributable to assets that either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold the shares even if the corporation's income and costs are no longer passive in nature in that subsequent taxable year. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

A U.S. Holder of Zi Shares would be subject to special, adverse tax rules in respect of the Arrangement if Zi was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Zi Shares.

Although Zi has never made an annual determination of its PFIC status for any of its taxable years, Zi is not aware of any factor that would cause it to believe that it has ever been a PFIC, or would be for the current taxable year. PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. There can be no assurance that Zi will not be considered a PFIC for any past or current taxable year.

If Zi were classified as a PFIC for any taxable year during which a U.S. Holder holds Zi Shares, special rules could increase such U.S. Holder's U.S. federal income tax liability. Under the PFIC rules:

any gain on the sale, exchange, or other disposition of Zi Shares and any "excess distribution" (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated ratably over such U.S. Holder's holding period for the Zi Shares;

the amount allocated to the current taxable year and any year prior to the first year in which Zi was classified as a PFIC will be taxed as ordinary income in the current year;

the amount allocated to each of the other taxable years beginning with the first year in such holding period in which Zi was a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and may not be offset by any deductions or losses; and

an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of such other taxable years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a "mark-to-market" election under Section 1296 of the Code or certain other elections generally may not be subject to the PFIC rules described above U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules or any mark-to-market or other election.

Controlled Foreign Corporation Considerations

If during any taxable year, more than 50% of the voting power or value of Zi's shares is or was owned by U.S. persons (within the meaning of the Code) who each own (directly or through application of certain rules of attribution) 10% or more of the voting power of the shares (“U.S. 10% Holders”), Zi is or may have been a controlled foreign corporation, or a CFC. If Zi is so treated, there will be additional tax consequences to U.S. 10% Holders. In particular, in each year Zi is a CFC, such U.S. 10% Holders who directly or indirectly own Zi shares on the last day of the year would be required to include in ordinary income their pro rata share, among other items, of Zi's "Subpart F income," even if no distributions are made, for each such year. Such inclusions would not be eligible for the 15% maximum rate of tax on qualified dividends received by non-corporate taxpayers as discussed above. In general, Subpart F income would include dividends, interest, royalties and other passive income of Zi, but would not include active business income.

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Additionally, if Zi is treated as a CFC, gain realized by a U.S. 10% Holder on the sale or other disposition of Zi Shares pursuant to the Arrangement generally would be treated as dividend income to the extent of the earnings and profits of Zi (determined in accordance with U.S. tax principles). For taxable years of a U.S. 10% Holder in which Zi is a CFC, and taxable years of Zi that end with or within such taxable years of such U.S. 10% Holders, Zi generally will not be treated as a PFIC with respect to the Zi Shares held by such U.S. 10% Holder (but may be treated as a PFIC with respect to other U.S. holders). Each U.S. holder is advised to consult such U.S. holder's own tax advisor concerning the PFIC and CFC rules with respect to ownership and disposition of warrants.

Based on informatin available to it, Zi does not believe that it is a CFC. However, there can be no assurance that Zi is not a CFC. The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Backup Withholding Tax and Information Reporting Requirements

Unless the U.S. Holder is a corporation or other exempt recipient, payments to certain U.S. Holders of dividends made on Nuance Common Stock, or the proceeds of the sale or other disposition of the Zi Shares or the Nuance Common Stock may be subject to information reporting and U.S. federal backup withholding tax at the rate of twenty-eight percent (28%) (subject to periodic adjustment) if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the U.S. Holder's U.S. federal income tax, provided that the required information is furnished to the IRS.

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INFORMATION CONCERNING ZI

Documents Incorporated by Reference

Information in respect of Zi has been incorporated by reference in this Information Circular from documents filed with Securities Authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Zi at 2100, 840-7th Avenue SW, Calgary, Alberta T2P 3G2, phone (403) 233-8875. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com and from the SEC through IDEA at www.sec.gov. For the purpose of the province of Québec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Zi at the above-mentioned address and telephone number. Financial information respecting Zi is provided in Zi's financial statements and management's discussion and analysis, which are incorporated herein by reference.

The following documents of Zi, filed with the Securities Authorities, are specifically incorporated by reference into and form an integral part of this Information Circular:

1.	the Zi AIF;

2.	the audited financial statements of Zi as at and for the years ended December 31, 2007 and 2006, together with the notes thereto and the auditors' report thereon;

3.	management's discussion and analysis of the financial condition and operations of Zi for the year ended December 31, 2007; and

4.	the material change report of Zi dated March 4, 2009 in respect of the Arrangement.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any news release issued by Zi that specifically states that it is intended to be incorporated by reference in this Information Circular, any material change reports (excluding confidential reports), comparative interim financial statements and comparative annual financial statements, together with the auditors' report thereon, and information circulars filed by Zi with the Securities Authorities subsequent to the date of this Information Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Corporate Description

Zi is a corporation incorporated under the laws of the ABCA. Zi is a public corporation listed on the TSX and NASDAQ and is a provider of discovery and usability solutions for mobile search, input and advertising. Zi’s registered and head office is at 2100, 840-7th Avenue SW, Calgary, Alberta T2P 3G2.

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General Overview

The principal business unit of Zi is the Zi Technology business unit in which its core eZiText, eZiType, Decuma and Qix™ business is carried on. Its core technology product, eZiText, and its companion application, eZiType, are predictive text input solutions that predict words and/or phrases for use in messaging and other applications needing text input. eZiText supports 60 languages and dialects while eZiType supports 55. By offering word candidates as text is being entered, eZiText increases the ease, speed and accuracy of text input on electronic devices for applications such as short messaging, e-mail, e-commerce and Web browsing. In January 2005, Zi acquired the assets of handwriting recognition software specialists Decuma AB. In February 2005, Zi announced a new product, Qix™. Qix™ is a natural discovery solution designed to assist users to easily find and use features, services and content on a mobile phone. A “real word” request using the keypad is entered by the user and Qix™ presents a list of meaningful and actionable suggestions based on the word entry.

Zi Technology Business Unit

Description of eZiText and eZiType

Although eZiText can be used in 60 written languages, it was initially developed in an effort to resolve the problem of inputting ideographic-based languages, such as Chinese, into a computer or other electronic device with an alphanumeric keyboard. The following example illustrates how eZiText Chinese is applied to resolve this challenge and illustrates how the principles of eZiText Chinese can also be applied to alphabet-based languages.

When learning Chinese, students are taught to write each character manually using a precise stroke order which has been developed over hundreds of years. eZiText Chinese relies on this knowledge of stroke order and uses a limited number of keys of a mobile electronic device (for example, 5 keys or 8 keys on a cellular telephone) to enable a user to input different strokes to electronically “draw” Chinese characters. For instance, to call up a specific Chinese character, a user presses the applicable key for the first stroke used when writing that character. The software then calls up a list of the most common characters beginning with that stroke and displays those characters on the screen. If the character the user is writing is among those displayed on the screen, the user then selects that character by pressing a key. If the character is not in that list, the user then presses the key for the next applicable stroke and is supplied with another list of characters based on that combination and order of strokes.

Each time a key representing a stroke is pressed, eZiText Chinese makes an analysis which predicts the character the user is entering. On the first stroke key press the analysis is based on the frequency of use of individual characters. But as more strokes are entered and more characters are selected, the algorithm becomes more sophisticated, giving a user subsequent or associated characters on the basis of meaning, style and syntax in addition to frequency of use. The most likely choice appears under the cursor for immediate selection. While the average number of strokes required to draw a Chinese character is approximately 14, eZiText Chinese algorithms allow Chinese text to be entered with generally fewer than 3 key strokes per character. Furthermore, eZiText Chinese goes beyond single character completion, offering predictive word completion (as some Chinese words consist of more than one character) and even phrase completion.

In addition to offering completed characters, eZiText Chinese also considers partial character structures that could be created with the entered sequences and displays these as well. Thus when a user is confronted with having to enter a character that is infrequent, the ability to select the structural aspect as controlling parameter greatly simplifies use. This particular aspect is part of Zi’s Chinese Patent ZL-99-1-00625.9 and is believed to be popular with the user community.

In alphabetic languages, eZiText disambiguates single key presses where each key has several letters mapped to it. The most common implementation of this approach is the numeric keypad found on a cellular telephone. In English, the letters A, B, and C are all mapped to key 2, D, E, and F to key 3, and so on according to ETSI standard. Words are assembled from a sequence of key presses and predicted for the user even where the word has more letters than the number of keys pressed. Because of the structures of alphabetic languages, eZiText for Latin-based languages does not attempt to offer candidates to the user at the first alphabetic key press unless the entered key is a valid single letter word such as “a” or “I” in English. Instead, eZiText waits until a second keypress is made whereupon candidates are offered which are of significantly better quality than otherwise seen. This is an implementation more suited to the way that a typical user interacts with the display of the device.

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In 2006, Zi announced its development of a predictive text solution for keyboards called eZiType. This solution offers the predictive word capabilities similar to eZiText, with the added benefit of auto-correction when users misspell or accidentally press the wrong character. The solution is made for physical and virtual keyboards and currently applies to alphabetic based languages.

eZiText can now be used in the following languages: Afrikaans, Arabic, Bengali, Bulgarian, Chinese (PRC, Hong Kong and Taiwan), Croatian, Czech, Danish, Dutch, English (British, American, PRC, Hong Kong and Taiwan), Estonian, Farsi, Finnish, French (European and Canadian), German, Greek, Gujarati, Hebrew, Hindi, Hungarian, Icelandic, Indonesian, Italian, Japanese, Kannada, Korean, Latvian, Lithuanian, Malay, Marathi, Malayalam, Norwegian, Polish, Portuguese (European and Brazilian), Punjabi, Romanian, Russian, Serbian, Slovak, Slovenian, Spanish (European and Latin American), Swahili, Swedish, Tagalog, Tamil, Telugu, Thai, Turkish, Ukrainian, Urdu and Vietnamese.

eZiText also includes a predictive multi-tap mode (formerly offered as part of a separate product called eZiTap), wherein each character is deterministically established by the user by tapping the keys, rather than having the particular characters predicted for the user.

Zi’s software technology is incorporated by reference design and chipset providers, total solution providers, operating system developers, hardware manufacturers and other businesses into their respective electronic, wireless and computer devices, providing end users with a device that is language-enabled for text-entry. eZiText and eZiType technology are distributed through licensing agreements.

From time to time, Zi releases new versions of eZiText and eZiType to deliver additional benefits to the user, device manufacturer and network operator. For the user, new features deliver increased text input speed and more opportunities for personalized text entry. For a device manufacturer, additional memory efficiencies, software enhancements and new manmachine interface capabilities support learning and prediction with less memory. For a network operator, improved text entry speed and capabilities promote more utilization of services such as short messaging, multi-media messaging, web-browsing and more.

Additional benefits include a new language database architecture that expands a language database’s word list without increasing overall memory size; reduced memory footprint through new algorithms and improved compression; improved text entry speed that reduces the number of key presses and additional features such as phrase prediction, dual (simultaneous) language messaging, prediction of data from other sources such as the phonebook, contact list, and web URL’s, among others, to provide faster, more natural text entry. Zi expects that these new releases, together with further enhancements or developments, will be central to its ability to penetrate further into the market in the next several years.

Moreover, Zi has made significant progress in its integration of core products and the development of solutions for Smart Phone platforms, a major growth segment of the wireless device market. Zi has developed Input Method Editors for the Microsoft Windows Mobile platform and Front End Processors for Symbian S60 smart phones for eZiText and eZiType. These solutions enable OEMs easy access to Zi’s core products on leading smart phone platforms.

Licensing of eZiText

As of March 23, 2008, Zi has entered into licenses with more than 100 licensees who are in many cases original equipment manufacturers that embed eZiText into their respective products. These licensees include among others, cellular phone manufacturers, set-top box manufacturers and game manufacturers.

The majority of Zi’s revenues are derived from licensing agreements. In addition to licensing of its technology, Zi has also entered into various strategic alliances to expand the reach of its technology. In 2007, Zi derived approximately 96% of its total revenue from eZiText licensing fees and royalties. The majority of Zi’s eZiText customers are OEMs for cellular telephones. The majority of licensees pay Zi, among other fees, a royalty fee. The royalty amount varies from customer to customer and may vary in accordance with unit volumes produced by the licensee. Since cellular phones are consumer products, Zi’s revenues are subject to seasonality associated with cellular phone sales and are highly dependent on the market presence, marketing prowess, manufacturing and distribution capabilities of the OEMs, and consumer acceptance and demand for Zi’s licensees’ finished cellular telephone product.

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Description of Qix™

Qix™ is a natural discovery solution designed to assist users to easily find and use features, services and content on a mobile phone. A ‘real word’ request using the keypad is entered by a user and Qix™ presents a list of meaningful and actionable suggestions based on the word entry. For example, to send a message to a friend, Jackie Smith, the user enters her name using the keypad. When the user enters “522” (for the letters “J”, “A” and “C”), Qix™ will present a list of relevant suggestions. All of the choices will be related to the numbers “522” or the letters they represent. A user can then select “Jackie Smith” and start writing her a message. Qix™ Natural Discovery Solution is comprised of two components – Qix™ Client and Qix™ Updater. Qix™ Client is embedded in mobile devices and integrates with handset features, applications and content sources. Qix™ Updater is a service that enables operators to promote new services and content by revising and personalizing Qix™ suggestions. A device user’s first, most familiar and most fundamental action is using the keypad for dialing. Qix™ Client builds upon this basic fundamental familiarity. Users use their keypad to enter real words to find and do things on the device. Qix™ Client is designed to allow users to access the full range of device features simply and intuitively, without having to remember where or how to locate them. This ease of use encourages users to utilize their device more efficiently and to rely on it to do more things more often.

At the Mobile World Congress 2008, Zi announced that Telus will offer the mobile discovery solution Qix™ on select models of TELUS phones and PDAs. Telus will be the first carrier in North America to offer the solution to its customers.

Description of Decuma Handwriting Recognition Solutions

In January 2005, Zi acquired the assets of Decuma AB of Lund, Sweden. Decuma’s handwriting recognition solutions include Decuma Alphabetic, Decuma Japanese, Decuma Chinese, Decuma Korean and Decuma Arabic, which together comprise more that 70 languages and dialects.

Decuma is designed for mobility, to work optimally on small form factor devices such as mobile phones, portable gaming consoles and devices that are prone to poor and shaky handwriting. There is no need to adjust to a particular writing style, learn a special alphabet, or manually switch between character sets or input modes. Decuma has the capability to predict whole words as a user is writing each letter.

Decuma Alphabetic recognizes naturally shaped letters in upper and lower cases, numbers and symbols/punctuation. This includes 60 plus Latin, Greek and Cyrillic based languages.

Decuma Arabic supports naturally shaped Arabic, Farsi and Urdu letters, Arabic-Indic numbers and punctuation/symbols, recognizing the natural variations commonly found in Arabic writing styles, for all markets. The solution offers a consistent user experience found on an Arabic keyboard or keypad. It also provides full regional support including support for English, French, digits and punctuation/symbols.

The Decuma Japanese handwriting recognition application allows for input of both Kanji and Kana characters. It also supports input of handwritten Latin letters, numerics, and punctuation. The input method is compliant with standard conversion applications.

The Decuma Chinese input method supports word-by-word input and mimics the natural writing process. In mainland China and Singapore, a simplified form of the traditional Chinese characters is employed, where nearly 7,000 characters are used instead of the traditional Chinese character set which contains around 13,000 characters. Traditional characters are used in Taiwan and Hong Kong and there are also some Hong Kong and Shanghai-specific characters. Decuma's recognition software includes databases for both simplified and traditional Chinese, as well as the region-specific characters.

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In February of 2006, Zi announced the fusion of the Decuma Handwriting Recognition technology and predictive text. This combines the word prediction capabilities of eZiText in conjunction with handwriting recognition.

Market Price and Trading Volume Information

The Zi Shares are listed and posted for trading on the TSX under the symbol “ZIC” and on the NASDAQ under the symbol “ZICA”. The following table sets forth the high and low trading prices and the aggregate volume of trading of the Zi Shares on the TSX and NASDAQ for the periods indicated (as quoted by the TSX Data Source and Bloomberg L.P., respectively):

TSX

	Price Range
	High (CDN$)	Low (CDN$)	Volume (#)
2007
First Quarter	3.20	1.80	5,102,248
Second Quarter	1.88	1.14	951,647
Third Quarter	1.48	0.68	1,209,406
Fourth Quarter	1.35	0.77	3,325,253

2008
First Quarter	1.03	0.51	1,558,937
Second Quarter	0.65	0.38	584,898
Third Quarter	0.80	0.30	1,648,783
Fourth Quarter	0.90	0.32	691,751

2009
Jan. 1 – March 12	0.86	0.41	5,562,611

NASDAQ

	Price Range
	High ($)	Low ($)	Volume (#)
2007
First Quarter	2.73	1.54	27,173,143
Second Quarter	1.64	1.05	3,880,804
Third Quarter	1.37	0.66	4,400,928
Fourth Quarter	1.35	0.75	3,944,908

2008
First Quarter	1.13	0.50	2,365,509
Second Quarter	0.65	0.38	1,566,970
Third Quarter	0.76	0.29	5,506,204
Fourth Quarter	1.23	0.24	3,131,361

2009
Jan. 1 – March 12	0.68	0.36	6,637,543

On February 25, 2009, the last trading day on which the Zi Shares traded prior to announcement of the Arrangement, the closing prices of the Zi Shares on TSX and NASDAQ were CDN$0.50 and $0.37, respectively. On March 12, 2009, the closing prices of the Zi Shares on TSX and NASDAQ were CDN$0.86 and $0.66, respectively.

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Voting Securities and Principal Holders of Voting Securities

Voting Securities and Record Date

As at March 10, 2009, 50,667,957 Zi Shares were issued outstanding, each carrying the right to one vote per Share.

Any Zi Shareholder of record at 5:00 p.m. (Calgary time) on March 10, 2009 is entitled to vote the Zi Shares registered in his or her name at that date on each matter to be voted upon at the Meeting.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by Zi's Transfer Agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board decides that disclosure is in the interest of Zi or the Zi Shareholders.

Principal Zi Shareholders

To the knowledge of Zi’s executive officers, the only Zi Shareholder owning, of record or beneficially, directly or indirectly, more than 10% of the issued and outstanding Zi Shares as of the date hereof is as follows:

Name and municipality	Beneficial number of Common Zi Shares	Percentage of total voting rights
	held

Marty Steinberg, Receiver(1)	18,718,008	36.9%
Miami, Florida

Note:
(1)

Marty Steinberg has represented to Zi that he is the court appointed Receiver of Lancer Management Group LLC, and related entities to Lancer Management Group LLC and responsible person for other related parties that are currently debtors in possession under a Chapter 11 case pending before United States courts. Marty Steinberg is a lawyer with and represented by the law firm Hunton & Williams LLP of Miami, Florida. The information provided herein is based upon filings made on the SEDI insider trading reporting system in Canada and on a Schedule 13D (the “Schedule 13D”) filed on December 11, 2003 with the SEC by Marty Steinberg, Esq., as Receiver of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Lancer Partners, LP, LSPV, Inc., LSPV, LLC, Omnifund, Ltd, G.H. Associates, Inc., and Alpha Omega Group (the “Receivership Entities”). In the Schedule 13D the Receiver states that due to the poor condition of the records of the Receivership Entities he does not represent the truthfulness or accuracy of the Schedule 13D and Zi takes no responsibility for the information provided herein based on the Schedule 13D. The Schedule 13D was most recently amended on April 10, 2007.

Interest of Informed Persons in Material Transactions

Other than as described elsewhere in this Information Circular or in any documents incorporated by reference herein, there were no material interests, direct or indirect, of any director or executive officer of Zi or of any person or company that is, to the knowledge of Zi, the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Zi Shares or any Informed Person as defined in National Instrument 51-102 – Continuous Disclosure Obligations (or any of their known respective associates or affiliates) in any transaction since the commencement of Zi’s most recently completed financial year that has materially affected or will materially affect Zi. See also “The Arrangement – Canadian Securities Law Matters”, “The Arrangement - Interests of Management and Others in the Arrangement”.

Management Contracts

Zi entered into an employment agreement with Milos Djokovic on October 25, 2004 (as amended) pursuant to which Mr. Djokovic was appointed Chief Technology Officer and Chief Operating Officer of Zi. The terms of the agreement provided for Mr. Djokovic to be paid a base salary of $230,000 per annum. Zi may terminate Mr. Djokovic's employment upon payment of twelve months' base salary plus an allowance for a bonus and forgone benefits. Effective May 26, 2006, Mr. Djokovic was promoted to President and CEO and his base salary increased to $300,000 per annum. Pursuant to Mr. Djokovic's employment contract, in the event of a change of control of Zi and subject to certain conditions being met, all of his Zi Options may vest immediately. Mr. Djokovic was required to execute a confidentiality and non-competition agreement.

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Zi entered into an interim executive services agreement with an executive services and consulting firm on August 14, 2006 pursuant to which Blair Mullin was appointed Chief Financial Officer. Zi terminated Mr. Mullin's interim executive services agreement effective December 26, 2007 and at that time Mr. Mullin remained an employee of Zi with a base salary of $336,000 per annum. Mr. Mullin’s employment may be terminated upon thirty days written notice.

Zi entered into an employment agreement with Roland Williams on February 5, 2001 pursuant to which Dr. Williams was appointed Senior Vice President - Technical Innovations. The terms of the agreement provided for Dr. Williams to be paid a base salary of $150,000 per annum. Effective April 1, 2007, Dr. Williams' base salary increased to $185,000 per annum and his title was changed to Senior Vice President - Intellectual Property. Zi may terminate Dr. Williams' employment upon payment of an amount equal to the base salary. Dr. Williams was required to execute a confidentiality and non-competition agreement.

Zi entered into an employment agreement with Axel Bernstorff on July 19, 2005 pursuant to which Mr. Bernstorff was appointed Director of Sales - Europe. The terms of the agreement provided for Mr. Bernstorff to be paid a base salary of £70,000 per annum. Effective September 15, 2006 Mr. Bernstorff was promoted to Vice President - Global Sales and as such his base salary increased to £95,000 per annum. Zi may terminate Mr. Bernstorff's employment upon payment of three months' annual remuneration. Pursuant to Mr. Bernstorff’s employment contract, in the event of a change of control of Zi, all of his Zi Options vest immediately. Mr. Bernstorff was required to execute a confidentiality and non-competition agreement.

Zi entered into an employment agreement with Weigen Qiu effective February 16, 2000, pursuant to which Mr. Qiu was promoted to Director, R&D and Architecture. In 2007, Mr. Qiu was paid a salary of CDN$141,594. Mr. Qiu was required to execute a confidentiality and non-competition agreement.

Experts

Certain legal matters relating to the Arrangement are to be passed upon by Carscallen Leitch LLP, as counsel, Troutman Sanders LLP, as U.S. counsel, and Gowling Lafleur Henderson LLP, as special tax counsel, on behalf of Zi. As at March 12, 2009, the partners and associates of Zi’s counsel beneficially owned, directly or indirectly, less than 1% of the outstanding Zi Shares. The principals of Ernst Young LLP, auditors of Zi, are independent with respect to Zi within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta as of March 17, 2008 and are independent public accountants with respect to Zi within the meaning of the federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. The principals of Deloitte & Touche LLP, the former auditors of Zi, were independent with respect to Zi within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta as of March 29, 2007 and are independent public accountants with respect to Zi within the meaning of the federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002.

Legal Proceedings and Regulatory Actions

Other than as described below, to the knowledge of Zi, there are no legal proceedings material to Zi to which Zi is or was a party to or of which any of its properties is, or was the subject of since the beginning of the financial year ended December 31, 2007, nor are there any such proceedings known to Zi to be contemplated.

To the knowledge of Zi, there were no (i) penalties or sanctions imposed against Zi by a court relating to securities legislation or by a securities regulatory authority during Zi's last financial year, (ii) penalties or sanctions imposed by a court or regulatory body against Zi that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements Zi entered into with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

Tegic Communications, Inc. and Nuance Communications, Inc. v. Zi Corporation. Nuance filed a motion for contempt against Zi in the California Court on August 19, 2008. The motion accused Zi of violating a 2002 consent judgment which settled a previous patent litigation with Tegic involving Zi’s eZiText software. Tegic was acquired by Nuance on August 24, 2007. On November 7, 2008, Zi filed a response to the motion and a cross-motion to compel arbitration or, in the alternative, stay proceedings pending arbitration, pursuant to the terms of the confidential settlement agreement entered into between the parties in the previous action. On November 19, 2008, the California Court ordered the dispute to arbitration and denied, without prejudice, the motion for contempt.

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Tegic Communications, Inc. v. Zi Corporation and Zi Corporation of America, Inc. Following the California Court’s referral of the abovementioned litigation to arbitration, Tegic accordingly filed a demand for arbitration with the AAA in New York, NY., on December 1, 2008, requesting an order permitting Tegic to immediately execute on the remaining balance of the judgment in the previous action being $4,500,000, an accounting of Zi’s profits from the sale of its eZiText software as embedded in the Nintendo Wii, and a cease and desist order prohibiting Zi from continued sales of its eZiText software, damages and costs. On December 22, 2008, Zi filed an answer and counterclaim denying all of Tegic’s claims and requesting a declaration that Tegic is in breach of the settlement agreement, that Zi owes no further sums to Tegic and requests an award of damages and loss caused by Tegic’s breach and actions. The parties have been unable to agree upon an arbitrator and on January 21, 2009, the parties requested AAA to provide its list. Following the execution of the Arrangement Agreement between Zi and Nuance, the parties agreed to a stay of proceedings regarding this litigation, until the closing of the Arrangement.

Tegic Communications, Inc. and Nuance Communications, Inc. v. Zi Corporation. On August 25, 2008, Nuance filed a patent infringement lawsuit against Zi in the Federal Court in Toronto, Canada. The claim accuses Zi of infringing the intellectual property of Tegic with its Qix and eZiText products, and claiming among other things, an award of punitive damages in the amount of $10,000,000. Nuance was ordered to post security in the amount of $75,000 and subsequently amended its statement of claim to remove the claim of punitive damages. Zi filed its statement of defence and counterclaim on November 28, 2008. Following the execution of the Arrangement Agreement between Zi and Nuance, the parties agreed to a stay of proceedings regarding this litigation, until the closing of the Arrangement.

Auditors, Registrar and Transfer Agent

The auditors of Zi are Ernst & Young LLP, Chartered Accountants, Suite 1000, 440 - 2nd Avenue SW, Calgary, Alberta, T2P 5E9. Ernst & Young have been Zi's auditors since July 26, 2007.

The transfer agent and registrar for the Zi Shares is Olympia Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

Other Business

Management of Zi is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying forms of proxy confer discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that properly may come before such Meeting.

Additional Information

Zi Shareholders who wish additional information about the Arrangement should contact Georgeson toll free at 1-800-733-6209.

Additional information relating to Zi is available on SEDAR at www.sedar.com and on IDEA at www.sec.gov financial information in respect of Zi and its affairs is provided in Zi's annual audited comparative financial statements for the year ended December 31, 2007 and the related management's discussion and analysis. Copies of Zi's financial statements and related management's discussion and analysis are available upon request from Zi at Suite 2100, 840-7th Avenue SW, Calgary, AB T2P 3G2, Attention: Chief Financial Officer.

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INFORMATION CONCERNING NUANCE

Nuance is a corporation formed under the laws of the State of Delaware, USA. The head office of Nuance is located at 1 Wayside Road, Burlington, Massachusetts 01803, United States and its registered office is located at c/o The Prentice-Hall Corporation System, Inc., 1013 Centre Road, Wilmington, Delaware 19805, United States.

Nuance offers speech-based solutions for businesses and consumers worldwide. It primarily delivers a portfolio of speech-enabled customer care solutions that enhance customer communications and automate customer services and business processes in information and process-intensive vertical markets, such as telecommunications, financial services, travel and entertainment, and government. Nuance also offers mobile speech solutions, which add voice control capabilities to mobile devices and services, allowing people to use spoken words or commands to dial a mobile phone, enter destination information into an automotive navigation system, dictate a text message, or have emails and screen information read aloud. Nuance's mobile solutions have applications in various products offered by mobile device and automotive manufacturers. In addition, Nuance provides dictation and transcription solutions and services that enhance the way patient data is captured, processed, and used, as well as automate the input and management of medical information used by hospitals in the United States. Further, Nuance offers PDF and document solutions that reduce the time and cost associated with creating, using, and sharing documents for professionals in various enterprises. It markets and distributes its products indirectly through a network of resellers, including system integrators, independent software vendors, value-added resellers, hardware vendors, telecommunications carriers, and distributors, as well as directly through its sales force and an e-commerce website.

The shares of Nuance Common Stock are listed and posted for trading on NASDAQ under the symbol “NUAN”. The following table sets forth the high and low trading prices and the aggregate volume of trading of shares of Nuance Common Stock on NASDAQ for the periods indicated (source: Bloomberg L.P.):

NASDAQ

	Price Range
	High ($)	Low ($)	Volume (#)
2007
First Quarter	16.63	11.00	257,101,944
Second Quarter	18.85	14.94	172,120,409
Third Quarter	20.24	14.81	161,587,450
Fourth Quarter	22.56	17.48	172,736,811

2008
First Quarter	18.80	12.45	232,569,666
Second Quarter	21.47	15.25	256,695,738
Third Quarter	17.98	12.04	207,836,889
Fourth Quarter	14.28	6.18	228,210,969

2009
Jan. 1 – March 12	11.29	7.58	129,695,064

For additional detailed information regarding Nuance, see Appendix D hereto.

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SOLICITATION OF PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation of proxies by the management of Zi for use at the Meeting for the purposes set forth in the accompanying Notice of Special Meeting of Zi Shareholders. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, telecopy or oral communication by directors, officers, employees or agents of Zi who will be specifically remunerated therefor. Georgeson is acting as Nuance’s proxy solicitation agent and will receive reasonable and customary compensation from Nuance, as well as reimbursement for certain out-of-pocket expenses. In addition, Zi may retain other proxy solicitation agents as required, for usual compensation. Other than the proxy solicitation agent costs related to Georgeson, which will be borne by Nuance, all costs of the solicitation will be borne by Zi.

The Meeting is being called pursuant to the Interim Order of the Court to seek the requisite approval of the Arrangement in accordance with Section 193 of the ABCA.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for use by Zi Shareholders in respect of the Meeting.

The Persons named in the enclosed form of proxy are directors and officers of Zi. A Zi Shareholder desiring to appoint a Person (who need not be a shareholder) to represent such Zi Shareholder at the Meeting other than the Persons designated in the applicable accompanying form of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Olympia Trust Company, Attention: Proxy Department, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta T2G OP6 . The form of proxy must be received by Olympia Trust Company by 4:30 p.m. (Calgary time) on the second last Business Day prior to the date of the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation. If you require any assistance in completing your proxy, please call Georgeson toll free at 1-800-733-6209.

A Zi Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Zi Shareholder or by his attorney duly authorized in writing or, if the Zi Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of Zi on or before the last Business Day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The Board of Directors has fixed the Record Date for the Meeting at the close of business on March 10, 2009. Zi Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those Zi Shares included in the list of Zi Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such Zi Shareholder transfers shares after the Record Date and the transferee of those Zi Shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he or she owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Zi Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Zi Shareholder or his or her attorney authorized in writing, or if the Zi Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Zi).

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Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Zi Shares in respect of which they are appointed in accordance with the direction of the Zi Shareholder appointing them. In the absence of such direction, the Zi Shares will be voted FOR the approval of the Arrangement Resolution and the other matters to be considered at the Meeting.

Exercise of Discretion of Proxy

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Zi knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Procedure and Votes Required

Arrangement Resolution

Pursuant to the Interim Order:

(a)	Zi Shareholders shall be entitled to one vote in respect of the Arrangement Resolution for each Zi Share held;

(b)

the Chief Executive Officer of Zi or, failing him, any officer or director of Zi, or failing them, any person to be chosen at the Meeting, shall be the Chairman of the Meeting. The only persons entitled to attend and speak at the Meeting shall be the Zi Shareholders or their authorized representatives, Zi's directors and officers, its auditors, and the Executive Director of the Alberta Securities Commission;

(c)	the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Zi Shareholders, either in person or by proxy, at the Meeting;

(d)

the quorum at the Meeting shall be the person or persons entitled to vote thereat present in person or represented by proxy and holding or representing not less than five percent (5%) of the Zi Shares entitled to vote at the Meeting irrespective of the number of persons actually present at the meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week if a Business Day, and, if not a Business Day, to the next Business Day following one week after the day appointed for the Meeting, at the same time and place or as may otherwise be determined by the Chairman of the Meeting. If at such adjourned meeting a quorum is not present, the Zi Shareholders present in person or by proxy shall be a quorum for all purposes; and

(e)	in all other respects, the Meeting shall be conducted in accordance with the articles and by-laws of Zi and the ABCA, subject to such modifications as may be adopted by the Interim Order.

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DIRECTORS’ APPROVAL

The contents and the sending of this Management Information Circular have been approved by the directors of Zi.

Dated as of March 13, 2009

(signed) “Milos Djokovic”
Chief Executive Officer
Zi Corporation

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AUDITORS' CONSENTS

TO: The Board of Directors of Zi Corporation

We have read the information circular dated March 13, 2009 with respect to a proposed arrangement involving Zi Corporation, Nuance Acquisition ULC and Nuance Communications, Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned information circular of our reports to the Board of Directors and Shareholders of Zi Corporation on the consolidated balance sheet of Zi Corporation as at December 31, 2006 and the consolidated statements of loss and shareholders’ equity and cash flows for the year then ended. Our report is dated March 29, 2007, except for Notes 13 and 20 which are as of June 15, 2007.

(signed) “Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Calgary, Canada
March 13, 2009

TO: The Board of Directors of Zi Corporation

We have read the information circular dated March 13, 2009 relating to a proposed arrangement involving Zi Corporation, Nuance Acquisition ULC and Nuance Communications Inc. We have complied with Canadian generally accepted auditing standards for auditor's involvement in offering documents.

We consent to the reference to our firm under the caption “Experts” and to the use of our audit report dated March 17, 2008 to the shareholders of Zi Corporation incorporated by reference in the information circular dated March 13, 2009 relating to a proposed arrangement involving Zi Corporation, Nuance Acquisition ULC and Nuance Communications, Inc. on the consolidated balance sheet of Zi Corporation as at December 31, 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the year then ended.

(signed) “Ernst & Young LLP”
Chartered Accountants
Calgary, Canada
March 13, 2009

TO: The Board of Directors of Nuance Communications, Inc.

We have read the information circular dated March 13, 2009 relating to a proposed arrangement involving Zi Corporation, Nuance Communications, Inc., Nuance Acquisition ULC and the securityholders of Zi Corporation. We have complied with US generally accepted auditing standards for an auditor's involvement with offering documents.

We consent to the inclusion in Appendix D of the above-mentioned information circular of our report to the shareholders of Nuance Communications, Inc. on the consolidated balance sheets of Nuance Communications, Inc. as at September 30, 2008 and 2007 and the consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the three years in the period ended September 30, 2008 and our report on the effectiveness of Nuance Communications, Inc.’s internal control over financial reporting. Our reports are dated December 1, 2008.

(signed) “BDO Seidman LLP”
Boston, Massachusetts
United States of America
March 13, 2009

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APPENDIX A
ARRANGEMENT RESOLUTION

to be passed by the holders of the Common Shares
of Zi Corporation

Arrangement Under Section 193 of
the Business Corporations Act (Alberta)

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF ZI CORPORATION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving Zi Corporation (the “Company”), Nuance Communications, Inc. (“Parent”) and Nuance Acquisition ULC (“Sub”), as more particularly described and set forth in the management information circular of the Company accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Exhibit A to the Arrangement Agreement made as of February 26, 2009 between the Company, Parent and Sub (the “Arrangement Agreement”) (as the Plan of Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and ratified.

3.

Notwithstanding that this resolution has been passed, and the Arrangement adopted, by the holders of common shares of the Company (“Shares”) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta (the “Court”), the directors of the Company are hereby authorized and empowered without further notice to or approval of the holders of Shares (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Interim Order of the Court dated March 12, 2009, and (ii) subject to the terms of the Arrangement Agreement and the Interim Order of the Court dated March 12, 2009, not to proceed with the Arrangement.

4.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Registrar under the ABCA in accordance with the Arrangement Agreement for filing.

5.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary to desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

APPENDIX B ARRANGEMENT AGREEMENT

EXECUTION COPY
ARRANGEMENT AGREEMENT
BY AND AMONG
NUANCE COMMUNICATIONS, INC.
NUANCE ACQUISITION ULC AND
ZI CORPORATION
Dated as of February 26, 2009

EXECUTION COPY

-i-

EXECUTION COPY

(Continued)

-ii-

EXECUTION COPY

(Continued)

-iii-

EXECUTION COPY
INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Plan of Arrangement

Exhibit B	Arrangement Resolution

Exhibit C	Form of Company’s Standard Proprietary Information Agreement

Exhibit E	Contract List
Schedules
     Company Disclosure Schedule

-iv-

EXECUTION COPY

     THIS ARRANGEMENT AGREEMENT (the “Agreement”) is made and entered into as of February 26, 2009 by and among Nuance Communications, Inc., a Delaware corporation (“Parent”), Nuance Acquisition ULC, an unlimited liability corporation existing under the laws of the Province of Alberta and an indirect wholly-owned subsidiary of Parent (or such other wholly owned direct or indirect subsidiary of Parent as Parent may designate from time to time, “Sub”), and Zi Corporation, an Alberta corporation (the “Company”).

RECITALS
     A. The parties propose to effect a business combination by way of an Arrangement.

     B. The Company wishes to support and facilitate the Arrangement on the terms and subject to the conditions set forth in this Agreement and the Board has determined that consummation of the Arrangement on the terms and subject to the conditions set forth in this Agreement, in which the Company would become a wholly-owned subsidiary of Sub, is advisable and fair to its shareholders, and the Board has unanimously approved this Agreement and intends to recommend that the Arrangement Resolution be approved by the holders of Shares entitled to vote thereon, on the terms and subject to the conditions of this Agreement.

     C. The Company, on the one hand, and Parent and Sub, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the Arrangement and also to prescribe certain conditions to the Arrangement.

     D. Concurrent with the execution and delivery of this Agreement, as a material inducement to Parent and Sub to enter into this Agreement, all officers and directors of the Company holding Shares and certain other shareholders of the Company have executed and delivered Support Agreements pursuant to which, among other things, each such person has agreed to vote, in his/her/its capacity as a holder of Shares entitled to vote thereon, in favour of the Arrangement Resolution.

     NOW, THEREFOR, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

EXECUTION COPY
ARTICLE I
THE ARRANGEMENT AND RELATED MATTERS

     1.1 The Arrangement. The parties hereto agree, on the terms and subject to the conditions of this Agreement, to carry out the Arrangement in accordance with this Agreement on the terms set out in the Plan of Arrangement, subject to certain changes as may be mutually agreed to by the parties in accordance with this Agreement.

     1.2 Implementation Steps by the Company. Subject to the termination rights set forth in Section 7.1, the Company covenants in favour of Sub and Parent that the Company shall:

          (a) subject to compliance with Securities Laws, immediately upon the execution of this Agreement or such later time prior to the opening of markets as is agreed to by the parties, issue a press release announcing the entering into of this Agreement, which press release will be satisfactory in form and substance to Parent, acting reasonably. The Company will file such press release, together with a material change report in prescribed form, with applicable securities regulatory authorities in each province of Canada in which it is a reporting issuer (or equivalent) and otherwise as required under Securities Laws;

          (b) as soon as reasonably practicable after the execution and delivery of this Agreement, bring an application before the Court pursuant to section 193 of the ABCA for the Interim Order providing for, inter alia, the calling and holding of the Special Meeting, giving the Executive Director notice of the application, and thereafter proceeding with such application and diligently pursue obtaining the Interim Order;

          (c) fix a record date for the purposes of determining the holders of Shares entitled to receive notice of the Special Meeting in accordance with the Interim Order;

          (d) convene and hold the Special Meeting as soon as reasonably practicable (or such later date as mutually agreed by the parties, acting reasonably) in accordance with the Interim Order and applicable Laws for the purpose of having holders of Shares entitled to vote thereon consider the Arrangement Resolution and for any other proper purpose as may be set out in the Proxy Circular (as agreed to with the prior written consent of Parent); provided that: (i) the Special Meeting shall be held regardless of whether the Board determines at any time that this Agreement is no longer advisable or recommends that the Shareholders reject the Arrangement Resolution or any other Adverse Recommendation Change has occurred at any time; and (ii) the Arrangement Resolution shall be voted on before any other matter at the Special Meeting, unless otherwise previously agreed to in writing by Parent or required by a Governmental Entity;

          (e) except to the extent required by a Governmental Entity or for quorum purposes (in the case of an adjournment), not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Special Meeting without Parent’s prior written consent, which consent shall not be unreasonably withheld, and without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to Section 1.2(d) and this Section 1.2(e) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Acquisition Proposal;

EXECUTION COPY

          (f) include in the Proxy Circular the unanimous recommendation of the Board that the holders of Shares entitled to vote thereon vote in favour of the Arrangement Resolution;

          (g) solicit from the Shareholders’ proxies in favour of the approval of the Arrangement Resolution and, subject to Section 4.3, against any resolution submitted by any other Shareholder, including, if so requested by Parent at Parent’s expense, using the services of dealers and proxy solicitation services, and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement by the Shareholders;

          (h) provide notice to Parent of the Special Meeting and allow representatives of Parent to attend and speak at the Special Meeting;

          (i) subject to obtaining all approvals as required by the Interim Order and as may be directed by the Court in the Interim Order, bring an application as soon as reasonably practicable after the Special Meeting but in any event not later than 3 Business Days thereafter, before the Court pursuant to section 193 of the ABCA for the Final Order, and thereafter proceed with and diligently pursue obtaining the Final Order;

          (j) subject to obtaining the Final Order and the satisfaction or waiver of the conditions set forth in Article VI, send to the Registrar, for filing by the Registrar, the Articles of Arrangement and such other documents as may be required in connection therewith under the ABCA to give effect to the Arrangement pursuant to section 193 of the ABCA;

          (k) (i) permit Parent (and its outside counsel) to review and comment upon drafts of all material to be filed by the Company with the Court or any Governmental Authority in connection with the Arrangement (including the Interim Order, Final Order, Articles of Arrangement, Proxy Circular and any supplement or amendment contemplated by Section 1.7) prior to the service (if applicable) and/or filing of such materials, (ii) give Parent and its counsel reasonable time to review and comment upon such materials and (iii) accept any reasonable comments of Parent and its counsel. The Company shall also provide to Parent’s outside counsel as soon as reasonably practicable after receipt thereof copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order;

          (l) instruct outside counsel acting for the Company to bring the applications referred to in Section 1.2(b) and Section 1.2(i) in cooperation with outside counsel to Parent; and

         (m) (i) not file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served, or (ii) send to the Registrar, for filing by the Registrar, the Articles of Arrangement, except in either case as contemplated hereby or with Parent’s prior written consent, such consent not to be unreasonably withheld or delayed.

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     1.3 Implementation Steps by Parent and Sub. Each of Parent and Sub covenants in favour of the Company that it shall cooperate with the Company and take such actions or steps that are reasonably necessary in connection with seeking the Interim Order and the Final Order.

     1.4 Interim Order. The petition for the application for the Interim Order referred to in Section 1.2(b) shall request that the Interim Order provide:

          (a) for confirmation of the record date for the Special Meeting;

          (b) for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Special Meeting and for the manner in which such notice is to be provided;

          (c) that the requisite approval for the Arrangement Resolution shall be at least two-thirds of the votes cast on the Arrangement Resolution by holders of Shares entitled to vote thereon and present in person or by proxy at the Special Meeting;

          (d) that, in all other respects, the terms, restrictions and conditions of the Charter Documents of the Company, including quorum requirements and all other matters, shall apply in respect of the Special Meeting;

          (e) for the grant of the Dissent Rights;

          (f) for the notice requirements with respect to the making of the application to the Court for the Final Order;

          (g) that the Special Meeting may be adjourned or postponed from time to time by the Company without the need for additional approval of the Court;

          (h) that the record date for the holders of Shares entitled to notice of and to vote at the Special Meeting will not change in respect of any adjournment(s) or postponement(s) of the Special Meeting; and

          (i) for such other matters as Parent or Sub may reasonably require subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

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     1.5 Articles of Arrangement. The Articles of Arrangement shall, upon the issuance of a certificate thereon by the Registrar under section 193 of the ABCA, with such other matters as are necessary to effect the Arrangement and subject to the provisions of the Plan of Arrangement, consummate the Plan of Arrangement.

     1.6 Consideration Under Plan of Arrangement. At the Effective Time, subject to the terms and conditions of this Agreement, the rights of holders of Shares (other than holders who have properly exercised Dissent Rights), Optionholders, Warrantholders and holders of RSAs and RSUs pursuant to the Arrangement shall be as set forth in the Plan of Arrangement.

     1.7 Proxy Circular. As soon as reasonably practicable after the execution and delivery of this Agreement, the Company, in consultation with Parent, will prepare and complete the Proxy Circular together with any other documents required by the ABCA or other applicable Laws or otherwise necessary or desirable in connection with the Special Meeting and the completion of the Arrangement. The Proxy Circular and such other documents, together with any amendments thereto, shall be in form and substance satisfactory to Parent (and Parent’s outside counsel), acting reasonably. The Company will file the Proxy Circular and any other documentation required to be filed under the Interim Order and applicable Laws in all jurisdictions in which the Proxy Circular is required to be filed by the Company and mail or cause to be mailed the Proxy Circular and any other documentation required to be mailed under the Interim Order and applicable Laws to Shareholders, registered Optionholders, registered Warrantholders, registered holders of RSAs and registered holders of RSUs, the directors of the Company, the auditors of the Company and any other required persons, all in accordance with the terms of the Interim Order and applicable Laws. Parent will provide such assistance as the Company may reasonably request in such regard. In a timely and expeditious manner, the Company shall prepare (in consultation with Parent) and file amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Parent and its outside counsel, acting reasonably) required by applicable Laws or as otherwise agreed between the Company and Parent with respect to the Special Meeting and mail or otherwise disseminate such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, to such persons and in all jurisdictions where such amendments or supplements are required to be mailed or disseminated, complying in all material respects with all applicable Laws on the date of the mailing or dissemination thereof. Each party shall use its commercially reasonable efforts to cause its independent auditor and any other of its advisors from whom any expert information is required to be included in the Proxy Circular to provide consent to such inclusion of information in the Proxy Circular. Parent shall use its commercially reasonable efforts to furnish the Company with a consent permitting such inclusion and the identification in the Proxy Circular of such advisor.

     1.8 Preparation of Filings, Etc.

          (a) The Company shall (with Parent and its outside counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the CSA in relation to the Special Meeting and, without limiting the generality of the foregoing, shall, in consultation with Parent, use its commercially reasonable efforts to benefit from the accelerated timing contemplated by such instrument.

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          (b) Each of Sub, Parent and the Company shall proceed diligently, in a coordinated fashion and use its commercially reasonable efforts to cooperate in:

               (i) the preparation of the Proxy Circular as described in Section 1.7;

               (ii) the preparation and filing of any exemption or other applications or orders and any other documents required by any of them to discharge their respective obligations under applicable Laws in connection with the Arrangement; and

               (iii) the taking of all such action as may be required under any applicable Securities Laws or the ABCA in connection with the Arrangement and the Plan of Arrangement.

          (c) Each of Sub, Parent and the Company shall furnish to the other of them, on a timely basis, all information as may be reasonably required to effect the actions contemplated by Section 1.8(a) and Section 1.8(b) hereof, and each covenants that no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the Arrangement will contain any Misrepresentation. Each of the parties hereto will ensure that the information relating to it and its Subsidiaries, which is provided in the Proxy Circular, will not contain any Misrepresentation.

          (d) Each of Sub, Parent and the Company shall promptly notify the other of them if, at any time before the Effective Time, it becomes aware that the Proxy Circular or an application for the Interim Order, the Final Order or any other filing under the ABCA, corporate Laws or Securities Laws contains a Misrepresentation or otherwise requires an amendment or supplement to the Proxy Circular or such application. In any such event, each of the parties hereto will co-operate in the preparation of a supplement or amendment to the Proxy Circular or such other document, as the case may be, that corrects that Misrepresentation, and the Company will cause the same to be distributed to the Shareholders, registered Optionholders, registered Warrantholders, registered holders of RSAs and registered holders of RSUs, the directors of the Company, the auditors of the Company and any other required persons and filed as required under applicable Laws and under the Interim Order.

          (e) The Company shall ensure that the Proxy Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Proxy Circular does not contain a Misrepresentation (other than with respect to any information provided in writing by Parent or its outside counsel for the purpose of inclusion in the Proxy Circular). Without limiting the generality of the foregoing, the Company shall ensure that the Proxy Circular provides Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Special Meeting and include in the Proxy Circular a statement that the Board has determined that the Arrangement is fair to its Shareholders, and that the Board unanimously recommends that Shareholders vote in favour of the Arrangement Resolution (as contemplated by Section 1.2(f)).

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     1.9 Dissenting Shareholders. The Plan of Arrangement shall provide that registered Shareholders may exercise Dissent Rights with respect to their Shares in connection with the Arrangement pursuant to and in the manner set forth in the Interim Order and the Plan of Arrangement. The Company shall give Parent prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by the Company.

     1.10 Amendment. Without limiting the provisions of the Plan of Arrangement, the Plan of Arrangement may, at any time and from time to time before and after the holding of the Special Meeting, but not later than the Effective Time, be amended by mutual written agreement of the parties hereto. Without limiting the generality of the foregoing, any such amendment may: (a) change the time for the performance of any of the obligations or acts of the parties; (b) waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; (c) waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the parties; and (d) waive compliance with and modify any conditions precedent contained herein, provided, however, that after receipt of approval of the Arrangement Resolution by the holders of Shares entitled to vote thereon, there shall be no amendment that by Law requires further approval by the Shareholders without further approval of such Shareholders.

     1.11 Withholding. Notwithstanding anything in this Agreement to the contrary, the Company, Parent, Sub or one or more other Subsidiaries of Parent and the Depository, as the case may be, shall be entitled to deduct and withhold from any amount otherwise issuable or payable pursuant to this Agreement or the Plan of Arrangement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Income Tax Act (Canada) (the “Tax Act”), the United States Internal Revenue Code of 1986, as amended (the “Code”), or any provision of local, state, provincial or foreign tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of whom/which such deduction and withholding was made.

     1.12 Closing. On the Closing Date, the Articles of Arrangement shall be filed with the Registrar. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Laws, including the ABCA. The closing will take place at the offices of Carscallen Leitch LLP, Calgary, Alberta at 1:00 p.m. (Calgary time) on the Closing Date.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Parent and Sub, subject to such exceptions as are specifically disclosed in the disclosure schedule (referencing the appropriate section and paragraph numbers) supplied by the Company to Parent (the “Disclosure Schedule”) and dated as of the date hereof, on the date hereof and as of the Effective Time, as though made at the Effective Time, as follows (references to “Company” in this Article II shall refer, wherever appropriate by reference to the context, to the Company and each of its Subsidiaries):

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     2.1 Organization of the Company. The Company and each of its Subsidiaries (i) is a corporation or entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (except, in the case of good standing, for entities organized under the Laws of any jurisdiction that does not recognize such concept), (ii) has the corporate power to own its properties and to carry on its business as currently conducted, and (iii) is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction (except, in the case of good standing, for entities organized under the Laws of any jurisdiction that does not recognize such concept) in which such qualification or licensure is required by law other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Company Material Adverse Effect. The Company and each of its Subsidiaries has made available a true and correct copy of its certificate of incorporation and by-laws (or similar organizational and governance documents), each as amended to date and in full force and effect on the date hereof (collectively, the “Charter Documents”) to Parent. The operations now being conducted by the Company are not now and have never been conducted by the Company under any other name other than as set forth in Section 2.1 of the Disclosure Schedule. Section 2.1 of the Disclosure Schedule also lists every jurisdiction in which the Company has employees or facilities.

     2.2 Company Capital Structure.

          (a) The authorized share capital of the Company consists of an unlimited number of Shares and an unlimited number of preferred shares (issuable in series). As of February 20, 2009, there were 50,667,957 Shares and no preferred shares issued and outstanding. All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Charter Documents of the Company, or any Contract to which the Company is a party or by which it is bound, and together with all Options, Warrants, RSAs and RSUs, have been issued in compliance with all applicable Securities Laws. Other than the treatment of Options, Warrants, RSAs and RSUs proposed under the Plan of Arrangement, the Company has not, and will not have, suffered or incurred any liability (contingent or otherwise) or claim, loss, damage, deficiency, cost or expense relating to or arising out of the issuance or repurchase of any Shares or options or warrants to purchase Shares, or out of any Contract relating thereto (including any amendment of the terms of any such Contract). There are no declared or accrued but unpaid dividends with respect to any Shares. The Company has no capital stock other than the Shares issued or outstanding. Except as set forth in Section 2.2(a) of the Disclosure Schedule, the Company has no Warrants, Options, RSAs or RSUs that are unvested.

          (b) Other than the Plans there are no other option plans or any other plan or Contract providing for compensation payable in shares in the capital of the Company to any person. The Company has reserved 7,600,194 Shares for issuance to employees, officers and directors of, and consultants to, the Company upon the issuance of shares or the exercise of options granted under the Plans or any other plan or Contract (whether written or oral, formal or informal), of which 4,465,535 Shares are issuable, as of the date hereof, upon the exercise of outstanding, unexercised Options, RSAs and RSUs. Except for the Options, Warrants, RSAs and RSUs set forth in Section 2.2(b) of the Disclosure Schedule, there are no options, warrants, calls, rights, convertible securities, commitments or Contracts of any character, written or oral, to which the Company is a party or by which the Company is bound, obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares in the capital of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or Contract. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company. Except as contemplated hereby and as set forth in Section 2.2(b) of the Disclosure Schedule, there are no voting trusts, proxies, or other Contracts or understandings with respect to the voting securities of the Company. Except as set forth in Section 2.2(b) of the Disclosure Schedule, there are no Contracts to which the Company is a party relating to the registration, sale or transfer (including Contracts relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Shares. Following consummation of the Arrangement and subject to any Dissent Rights being exercised, Parent or the Sub will be the sole record and beneficial holder of all issued and outstanding Shares and all rights to acquire or receive any Shares, whether or not such Shares are outstanding.

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          (c) As of the date of this Agreement, the Company is not listed on any stock exchange other than the Toronto Stock Exchange (“TSX”) and the NASDAQ Capital Market (“NASDAQ”) (each a “Stock Exchange” and collectively, the “Stock Exchanges”).

     2.3 Subsidiaries. Section 2.3 of the Disclosure Schedule lists each of the Company’s Subsidiaries as of the date hereof, the jurisdiction and form of organization of each such Subsidiary, and the Company’s equity interest therein. Except as set forth in Section 2.3 of the Disclosure Schedule, each of the Company’s Subsidiaries is wholly owned (directly or indirectly) by the Company. Except as set forth in Section 2.3 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has agreed, is obligated to make, or is bound by any Contract under which it may become obligated to make any future investment in, or capital contribution to, any other entity. Except as set forth in Section 2.3 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible, exchangeable or exercisable for, any equity or similar interest in any person.

     2.4 Authority. The Company has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly authorized by the Board, and no other corporate proceedings on the part of the Company are or will be necessary to authorize this Agreement (except for obtaining Shareholder Approval in respect of the Arrangement) or the performance by the Company of its obligations hereunder or the completion of the transactions contemplated hereby. Subject, in the case of the Arrangement, to obtaining Shareholder Approval, Interim Order and Final Order and to the filing of corporate documentation required under the ABCA, this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to the general principles of equity. The Board, upon consultation with its financial advisors and having received the written opinion of such financial advisors that the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, has determined that the Arrangement is fair to the Shareholders, has unanimously approved the Arrangement and the entering into of this Agreement and has resolved to unanimously recommend that Shareholders vote in favour of the Arrangement.

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     2.5 No Conflict. Except as set forth in Section 2.5 of the Disclosure Schedule, the execution and delivery by the Company of this Agreement and any Support Agreement to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (i) any provision of the Charter Documents, or (ii) except for the consents, waivers, permits, exemptions, orders or approvals of, and registrations or filings with any Governmental Entity contemplated by Article I, any material judgment, order, decree, statute, Law, ordinance, rule or regulation applicable to the Company or any of its properties (whether tangible or intangible) or assets, in each case, which would reasonably be expected to have a Company Material Adverse Effect. The Material Contracts set forth all necessary consents, waivers and approvals of third parties that are required thereunder in connection with the Arrangement, or for any such Material Contract to remain in full force and effect without limitation, modification or alteration after the Effective Time. Following the Effective Time, the Company will be permitted to exercise all of its rights under such Material Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay pursuant to the terms of such Material Contracts had the transactions contemplated by this Agreement not occurred except as would not have a Company Material Adverse Effect.

     2.6 Consents. No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by, or with respect to, the Company in connection with the execution and delivery of this Agreement and any related agreement to which the Company is a party or the consummation of the transactions contemplated hereby and thereby, except as referred to in Section 2.4 and for (i) the filing with the CSA of this Agreement, a material change report, the Proxy Circular and such other documents, reports and notices under the Securities Laws and the rules and regulations promulgated thereunder, as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of applications (and supporting materials) for each of the Interim Order and the Final Order with the Court, (iii) the filing of the Articles of Arrangement with the Registrar, (iv) any filings with the Registrar under the ABCA, (v) any filings required under the rules of the Stock Exchanges, and (vi) any filings required under applicable state securities or “Blue Sky” laws in the United States. Following the consummation of the Arrangement in accordance with its terms, neither Parent nor Sub will have any obligation to make any payment to any person with respect to the purchase of any Shares, Options, Warrants, RSAs or RSUs except as contemplated in the Plan of Arrangement.

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     2.7 CSA/SEC Documents; Financial Statements.

          (a) The Company is a “reporting issuer” (or equivalent) under Canadian Securities Laws and is not in default of any material requirements under Securities Laws of the provinces of Alberta, Ontario and Québec. Except as disclosed in Section 2.7(a) of the Disclosure Schedule, no delisting, suspension of trading or cease trading order with respect to the Shares is pending or, to the knowledge of the Company, threatened.

          (b) The Company has made available to Parent, or the System for Electronic Data, Analysis and Retrieval (SEDAR) database of the CSA and the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system of the SEC contain in a publicly available format, complete and correct copies of all reports, schedules, forms, statements and other documents filed with or furnished to the CSA or the SEC, as the case may be, by the Company since January 1, 2007 (together with all exhibits and schedules thereto and documents and other information incorporated therein by reference, and except for the press releases filed with the SEC as required under Form 6-K but were not filed on SEDAR because they were determined not to be “material” as such term is defined under the Securities Act (Alberta), the “Public Disclosure Documents”). The Company has filed with or furnished to the CSA and SEC each report, schedule, form, statement or other document or filing required by Law to be filed or furnished since January 1, 2007. No Subsidiary of the Company is required to file or furnish any report, schedule, form, statement or other document with, or make any other filing with, or furnish any other material to, the CSA or the SEC, as the case may be. As of their respective dates, each of the Public Disclosure Documents complied as to form in all material respects with the requirements of Securities Laws applicable to such Public Disclosure Document, and none of the Public Disclosure Documents at the time it was filed or furnished contained any Misrepresentation. Except to the extent that information contained in any Public Disclosure Document filed or furnished and publicly available prior to the date of this Agreement (a “Filed Public Disclosure Document”) has been revised or superseded by a later filed or furnished Filed Public Disclosure Document, none of the Public Disclosure Documents contains any Misrepresentation. The Company has made available to Parent copies of all comment letters received by the Company from any one or more of any of the CSA, the SEC or either of the Stock Exchanges since January 1, 2007, and relating to the Public Disclosure Documents, together with all written responses of the Company thereto, and all other written communications received from any one or more of any of the CSA, the SEC or either of the Stock Exchanges since January 1, 2007 and all written responses of the Company thereto. Except as disclosed in Section 2.7(b) of the Disclosure Schedule, as of the date of this Agreement, there are no outstanding or unresolved comments or issues in such comment letters or communications received by the Company from any one or more of any of the CSA, the SEC or either of the Stock Exchanges and to the Company’s knowledge, none of the Public Disclosure Documents is the subject of any ongoing review by any one or more of any of the CSA, the SEC or either of the Stock Exchanges. The financial statements (including the related notes) of the Company included in the Public Disclosure Documents complied, at the time the respective statements were filed, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the CSA and the SEC with respect thereto, have been or will be prepared in accordance with generally accepted accounting principles in effect from time to time in the United States of America (“GAAP”) (except, in the case of unaudited quarterly financial statements on Form 6-K, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly financial statements, to normal and recurring period-end audit adjustments). The December 31, 2008 consolidated balance sheet of the Company (the “Company Balance Sheet”) was prepared on a draft basis by the Company’s management from the books and records of the Company and has not, as of the date of this Agreement, been reviewed or audited by the Company’s independent accountants. To the Company’s knowledge, the Company Balance Sheet was prepared in accordance with GAAP, applied on a consistent basis and fairly presents the financial condition of the Company at December 31, 2008, subject to audit and adjustment by the Company’s independent accountants to be performed after the date hereof, which adjustments (other than adjustments, if any, arising from the disclosures set forth in Section 2.7 and 2.10(v) in the Disclosure Schedule), in the aggregate, will not have a Company Material Adverse Effect. Except (A) as set forth in the Company Balance Sheet (and subject to the qualifications thereon as set forth above), (B) for liabilities incurred after the date of the Company Balance Sheet but prior to the date of this Agreement in the ordinary course of business consistent with past practices, and (C) for liabilities incurred on or after the date of this Agreement that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect, the Company and its Subsidiaries have no material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise). Except as disclosed in Section 2.7(b) of the Disclosure Schedule, the Company has not filed any confidential material change report or similar disclosure document with any securities regulatory authority or Stock Exchange that remains confidential as of the date of this Agreement.

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          (c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Form 20-F of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any transaction involving, or liabilities of, the Company or any of its Subsidiaries in the Company’s or any of its Subsidiaries’ published financial statements or other Public Disclosure Documents.

          (d) Except as disclosed in Section 2.7(d) of the Disclosure Schedule, the Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes Act”), and the related rules and regulations promulgated under such act or the U.S. Exchange Act, in each case, as currently in effect and as applicable to Company. Except as disclosed in Section 2.7(d) of the Disclosure Schedule, since January 1, 2007, no party has submitted any complaint to the audit committee of the Board pursuant to the procedures established in accordance with Section 10A(m)(4) of the U.S. Exchange Act. To the Company’s knowledge, there are no material violations of Company’s code of ethics. As of the date hereof, no attorney representing the Company or any of its Subsidiaries has reported any material violation under the Sarbanes Act to the Company’s chief legal officer, chief executive officer, or any committee of the Board, including any qualified legal compliance committee, as contemplated by the rules set forth in Article 17, U.S. Code of Federal Regulations, Part 205.

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          (e) The principal executive officer of the Company and the principal financial officer of the Company each has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act and Sections 302 and 906 of the Sarbanes Act, as applicable, with respect to the Public Disclosure Documents filed with the SEC, and the statements contained in such certifications were accurate as of the date they were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes Act. The chief executive officer of the Company and the chief financial officer of the Company each has made all certifications required by CSA Multilateral Instrument 52-109, as applicable, with respect to the Public Disclosure Documents filed in Canada under SEDAR, and the statements contained in such certifications were accurate as of the date they were made.

          (f) As of the date hereof, the Company is a “foreign private issuer” (as such term is defined in Rule 3b-4(c) under the U.S. Exchange Act) and as a result is exempt from Sections 14(a), 14(b), 14(c) and 14(f) under the U.S. Exchange Act pursuant to Rule 3a12-3(b) of the U.S. Exchange Act. The Company has no reason to believe it will not qualify as a “foreign private issuer” at any time prior to the Effective Date.

     2.8 No Undisclosed Liabilities. Except as disclosed in Section 2.8 of the Disclosure Schedule, the Company has no material liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in financial statements in accordance with GAAP) (“Liabilities”), except Liabilities which, individually or in the aggregate: (i) are reflected in the Company Balance Sheet or (ii) have arisen in the ordinary course of business since the date of the Company Balance Sheet.

     2.9 Internal Controls. The Company has established and maintains “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the U.S. Exchange Act). The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in the Company’s Annual Report on Form 20-F (promulgated under the U.S. Exchange Act), its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report on Form 20-F or amendment thereto based on such evaluation. To the extent required by applicable Law, the Company has disclosed, in any applicable Company Public Disclosure Document filed with the SEC, including its Annual Report on Form 20-F or any amendment thereto, any change in the Company’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the U.S. Exchange Act) designed to ensure that material information required to be disclosed by the Company in the reports that it files under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to the Company’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the “principal executive officer” and the “principal financial officer” of the Company required by Section 302 of the Sarbanes Act with respect to such reports, and such controls are effective for this purpose. As of the filing date of the Company’s Annual Report on Form 20-F for the period ended December 31, 2007, except as otherwise disclosed therein, to the Company’s knowledge there were no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information. To Company’s knowledge, there is no fraud, whether or not material, that involves management or other employees of Company who have a significant role in Company’s internal controls over financial reporting.

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     2.10 No Changes. Since the date of the Company Balance Sheet, except as set forth in Section 2.10 of the Disclosure Schedule, or as otherwise contemplated by this Agreement or the Arrangement, there has not been, occurred or arisen any:

          (a) transaction by the Company except in the ordinary course of business as conducted on that date and consistent with past practices;

          (b) amendments or changes to the Charter Documents of the Company;

          (c) capital expenditure or commitment by the Company exceeding $50,000 individually or $150,000 in the aggregate;

          (d) payment, discharge or satisfaction, in any amount in excess of $50,000 in any one case, or $150,000 in the aggregate, of any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise of the Company), other than payments, discharges or satisfactions in the ordinary course of business, consistent with past practices;

          (e) material destruction of, material damage to, or loss of any material assets (whether tangible or intangible), material business or material customer of the Company (whether or not covered by insurance);

          (f) employment dispute, including but not limited to, claims or matters raised by any individuals or any workers’ representative organization, bargaining unit or union regarding labour trouble or claim of wrongful discharge or other unlawful employment or labour practice or action with respect to the Company, in each case, which is reasonably expected to result in liability to the Company in excess of $150,000;

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          (g) change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company other than as required by GAAP;

          (h) adoption of or change in any material Tax (as defined in Section 2.11) election or any Tax accounting method, entering into any closing agreement with respect to material Taxes, settlement or compromise of any material Tax claim or assessment, or extension or waiver of the limitation period applicable to any material Tax claim or assessment;

          (i) revaluation by the Company of any of its assets (whether tangible or intangible), including without limitation, writing down the value of inventory or writing off notes or accounts receivable;

          (j) declaration, setting aside or payment of a dividend or other distribution (whether in cash, stock or property) in respect of any shares in the capital of the Company, or any split, combination or reclassification in respect of any shares in the capital of the Company, or any issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares in the capital of the Company, or any direct or indirect repurchase, redemption, or other acquisition by the Company of any shares in the capital of the Company (or options, warrants or other rights convertible into, exercisable or exchangeable therefor);

          (k) increase in the salary or other compensation payable or to become payable by the Company to any of its respective officers, directors, employees, consultants or advisors, or the declaration, payment or commitment or obligation of any kind for the payment (whether in cash or equity) by the Company of a severance payment, termination payment, bonus or other additional salary or compensation to any such person;

          (l) Material Contract to which the Company is a party or by which it or any of its assets (whether tangible or intangible) are bound or any termination, extension, amendment or modification of the terms of any Material Contract to which the Company is a party or by which it or any of its assets are bound, other than Contracts entered into in the ordinary course of business, consistent with past practice;

          (m) sale, lease, license or other disposition of any of the material assets (whether tangible or intangible) or properties of the Company outside of the ordinary course of business consistent with past practices, including, but not limited to, the sale of any accounts receivable of the Company, or any creation of any security interest in such assets or properties outside of the ordinary course of business or inconsistent with past practice;

          (n) loan by the Company to any person or entity (other than as contemplated by Section 2.10(o)), or purchase by the Company of any debt securities of any person;

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          (o) other than trade payables incurred in the ordinary course of business consistent with past practice, incurring by the Company of any indebtedness, amendment of the terms of any outstanding Contract, guaranteeing by the Company of any indebtedness, issuance or sale of any debt securities of the Company or guaranteeing of any debt securities of others, except for loans, indebtedness and guarantees in an aggregate amount that does not exceed $150,000 and except for advances to employees for travel and business expenses in the ordinary course of business consistent with past practices;

          (p) waiver or release of any right or claim of the Company, including any write-off or other compromise of any account receivable of the Company exceeding $50,000 individually or $150,000 in the aggregate;

          (q) commencement or settlement of any lawsuit by the Company, the commencement, settlement, notice or, to the knowledge of the Company, threat in writing of any lawsuit or proceeding by any person or entity or investigation by a Governmental Entity against the Company or its affairs, or any reasonable basis for any of the foregoing;

          (r) notice delivered to the Company or any of its Subsidiaries of any claim or potential claim of ownership, interest or right by any person other than the Company of the Company Intellectual Property (as defined in Section 2.14 hereof) or of infringement by the Company of any other person’s Intellectual Property Rights (as defined in Section 2.14 hereof);

          (s) issuance or sale, or Contract to issue or sell, by the Company of any shares in the capital of the Company or securities convertible into, or exercisable or exchangeable for, shares in the capital of the Company, or any securities, warrants, options or rights to purchase any of the foregoing, whether under the Plans or otherwise, except for issuances of Shares upon the exercise of Options, Warrants, RSUs or RSAs outstanding at the date hereof;

          (t) (i) except standard end user, customer and original equipment manufacturer licenses entered into in the ordinary course of business, consistent with past practices, sale or license of any Company Intellectual Property or execution, modification or amendment of any Material Contract with respect to the Company Intellectual Property with any person or with respect to the Intellectual Property Rights of any person, (ii) except in the ordinary course of business, consistent with past practices, purchase or license of any Intellectual Property Rights or execution, modification or amendment of any Material Contract with respect to the Intellectual Property Rights of any person, (iii) Material Contract or material modification or amendment of an existing Material Contract with respect to the development of any Technology or Intellectual Property Rights with a third party, or (iv) material change in pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Technology or Intellectual Property Rights to the Company;

          (u) Material Contract or material modification to any Contract pursuant to which any other party was granted marketing, distribution, development, manufacturing or similar rights of any type or scope with respect to any product, service or technology of the Company;

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          (v) event or condition of any character that has had or is reasonably likely to have a Company Material Adverse Effect;

          (w) lease, license, sublease or other occupancy of any Leased Real Property (as defined in Section 2.13 hereof) by the Company; or

          (x) to the Company’s knowledge, agreement by the Company, or any officer or employees on behalf of the Company, to do any of the things described in the preceding clauses (a) through (w) of this Section 2.10.

     2.11 Tax Matters.

          (a) Definition of Taxes. For purposes of this Agreement the following definitions shall apply:

               (i) the term “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, employee health, payroll and employee withholding taxes, labour taxes, employment insurance, social insurance taxes, sales and use taxes, goods and services taxes, harmonized sales taxes, custom duties, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, land transfer taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, Canada pension plan and provincial pension plan contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the Company is required to pay, withhold or collect; and

               (ii) the term “Returns” shall mean all reports, estimates, declarations of estimated tax, information statements and returns filed or required to be filed in connection with, any Taxes.

          (b) Tax Returns and Audits.

               (i) All income and other material Returns required to be filed by or on behalf of the Company and its Subsidiaries have been duly filed on a timely basis and such Returns were complete and correct in all material respects. Except as disclosed in Section 2.11 of the Disclosure Schedule, all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, or have been accrued for on the Company Balance Sheet and no other material Taxes are payable by the Company or its Subsidiaries with respect to items or periods covered by such Returns. Each of the Company and its Subsidiaries has timely paid all installments on account of Taxes for the current year that are due and payable. Adequate provision for the payment of all Taxes of the Company and each of its Subsidiaries in respect of all periods ending on or before the Closing Date has been made.

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               (ii) The Company and its Subsidiaries have paid or provided adequate accruals for Taxes as at December 31, 2008, in conformity with GAAP applied on a basis consistent with those of prior years and have not incurred any liabilities for Taxes since such date other than in the ordinary course of business.

               (iii) The Company and its Subsidiaries have made available to Parent true and complete copies of: (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by the Company and its Subsidiaries or on behalf of the Company and its Subsidiaries relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income, sales or franchise tax returns for the Company and its Subsidiaries, for periods ending on or after December 31, 2003.

               (iv) No material deficiencies have been asserted in writing by any Governmental Entity with respect to Taxes paid by the Company and its Subsidiaries. Except as disclosed in Section 2.11(b)(iv) of the Disclosure Schedule, neither the Company nor its Subsidiaries are party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened in writing against the Company or its Subsidiaries or any of their assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of the Company and its Subsidiaries. There is no audit in process, pending or, to the knowledge of the Company, threatened by a Governmental Entity or taxing authority relating to the Returns of the Company or its Subsidiaries. No claim has ever been made in writing that the Company or any of its Subsidiaries is or may be subject to taxation in the jurisdiction in which it does not file Returns.

               (v) Except as disclosed in Schedule 2.11(b)(v), the Company and its Subsidiaries have withheld from each payment made to any of their present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Effective Date and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. The Company and its Subsidiaries have remitted all Canada pension plan and provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by them in respect of their employees and have or will have remitted such amounts to the proper governmental authority within the time required by applicable law. The Company and its Subsidiaries have charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by the Company and its Subsidiaries.

               (vi) Neither the Company nor any of its Subsidiaries has (a) ever been a member of an Affiliated Group (other than a group the common parent of which was the Company), (b) ever been a party to any Tax sharing, indemnification, allocation or similar Contract, (c) any liability for the Taxes of any person, as a transferee or successor, by operation of law, by Contract, or otherwise (other than members of the group the common parent of which is the Company).

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               (vii) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has been or is currently a “controlled foreign corporation” within the meaning of Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code.

     2.12 Restrictions on Business Activities. Except as set forth in Section 2.12 of the Disclosure Schedule and the Contract List, there is no Material Contract (non-competition or otherwise), commitment, judgment, injunction, order or decree to which the Company is a party or otherwise binding upon the Company which has or may reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company, any acquisition of property (tangible or intangible) by the Company, the conduct of business by the Company, or otherwise limiting the freedom of the Company to engage in any line of business or to compete with any person. Without limiting the generality of the foregoing, except as set forth in Section 2.12 of the Disclosure Schedule and the Contract List, the Company has not entered into any Material Contract under which the Company is restricted from selling, licensing, manufacturing or otherwise distributing any of its technology or products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market.

     2.13 Title to Properties; Absence of Liens and Encumbrances.

          (a) The Company does not own any real property, nor has the Company ever owned any real property. Written agreements relating to real property currently leased, subleased or licensed by or from the Company or otherwise used or occupied by the Company for the operation of its business (the “Leased Real Property”) are in full force and effect in accordance with their respective terms, and, to the Company’s knowledge, there is not, under any of such leases, any existing default, any rentals are past due, or event of default (or event which with notice or lapse of time, or both, would constitute a default).

          (b) The Leased Real Property is generally in good operating condition and repair and, to the Company’s knowledge, free from structural, physical and mechanical defects and is structurally sufficient and otherwise generally suitable for the conduct of the business as presently conducted. The Company has performed all of its obligations under any termination agreements pursuant to which it has terminated any leases, subleases, licenses or other occupancy agreements for real property that are no longer in effect and has no continuing liability with respect to such terminated agreements. Neither the Company nor any of its Subsidiaries to their knowledge is reasonably likely to be required to expend more than $50,000 in causing any Leased Real Property to comply with the surrender conditions set forth in the applicable lease agreement.

          (c) The Company has good and valid title to, or, in the case of Leased Real Properties and assets, valid leasehold interests in, all of its tangible properties and assets, personal and mixed, used or held for use in its business, free and clear of any Liens, except (i) as reflected in the Company Balance Sheet, (ii) Liens for Taxes not yet due and payable, and (iii) such imperfections of title and encumbrances, if any, which do not materially detract from the value or interfere with the present use of the property subject thereto or affected thereby.

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     2.14 Intellectual Property.

          (a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

               “Technology” shall mean any or all of the following: (i) works of authorship including, without limitation, computer programs, source code, and executable code, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, databases, and data; (ii) inventions (whether or not patentable), discoveries, improvements, and technology; (iii) trade secrets, know-how and confidential business information (including ideas, research and development, compositions, formulas, designs, drawings, customer and supplier lists, pricing and cost information, business and marketing plans and specifications); (iv) databases, data compilations and collections, and technical data; (v) domain names, website addresses and sites, (vi) tools, methods and processes; and (vii) any and all instantiations or embodiments of the foregoing in any form and embodied in any media.

               “Intellectual Property Rights” shall mean worldwide common law and statutory rights associated with (i) patents and patent applications of any kind; (ii) “moral” rights and mask work rights, copyrights, and all applications, registrations and renewals; (iii) the protection of trade and industrial secrets and confidential information; (iv) logos, trademarks, trade names and service marks, including all goodwill associated therewith and all applications, registrations and renewals in connection therewith; and (v) any other proprietary rights relating to Technology, including any analogous rights to those set forth above.

               “Company Intellectual Property” shall mean any and all Technology and Intellectual Property Rights that are owned by or exclusively licensed to the Company.

               “Registered Intellectual Property Rights” shall mean any and all Intellectual Property Rights that have been registered, applied for, filed, certified or otherwise perfected, issued, or recorded with or by any Governmental Entity.

          (b) Lists or descriptions of all material Company Intellectual Property have been provided by the Company to the Parent in the Disclosure Documents. In addition, Section 2.14(b) of the Disclosure Schedule lists all Registered Intellectual Property Rights owned by, assigned to or filed in the name of, the Company (the “Company Registered Intellectual Property Rights”) and any material proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property Rights or Company Intellectual Property.

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          (c) Each item of Company Registered Intellectual Property Rights is valid and subsisting, and all necessary registration, maintenance and renewal fees that are due in connection with such Company Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property Rights have been filed with the relevant Governmental Entity for the purposes of maintaining such Company Registered Intellectual Property Rights. Except as set forth in Section 2.14(c) of the Disclosure Schedule and to the Company’s knowledge, there are no necessary actions that must be taken by the Company within one hundred twenty (120) days following the date of this Agreement with respect to any Company Registered Intellectual Property Rights, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting, preserving or renewing any Company Registered Intellectual Property Rights. Except as set forth in Section 2.14(c) of the Disclosure Schedule, in each case in which the Company has acquired any material Technology or Intellectual Property Rights from any person, the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Technology or Intellectual Property Rights to the Company, and, to its knowledge with respect to Registered Intellectual Property Rights, to the maximum extent provided for by, and in accordance with, applicable Laws and regulations, the Company has recorded each such assignment with the relevant Governmental Entities. No fee in respect of any Canadian Patent Rights has been paid on the basis that the applicant or patentee qualified as a small entity under the Patent Act (Canada) unless: (i) the applicant or patentee did so qualify on the date each application, or application resulting in a patent, comprised within the Canadian Patent Rights was filed on such basis; or (ii) the difference between any fees paid on the basis of small entity status and the full fees payable have been timely paid pursuant to the provisions of Section 78.6 of the Patent Act (Canada).

          (d) Except as set forth in Section 2.14(d) of the Disclosure Schedule, all Company Intellectual Property is fully transferable and licensable by the Company, and following the Closing Date will be fully transferable and licensable by the Company and/or Parent, without restriction and without payment of any kind to any third party.

          (e) Each item of Company Intellectual Property, including all Company Registered Intellectual Property Rights and all Technology and Intellectual Property Rights licensed to the Company, is free and clear of any Liens other than: (i) those set forth on Section 2.14(e) of the Disclosure Schedule; (ii) as reflected on the Company Balance Sheet; and (iii) liens for Taxes not yet due and payable. The Company is the exclusive owner or exclusive licensee of all material Company Intellectual Property.

          (f) Except as set forth in Section 2.14(f) of the Disclosure Schedule, to the extent that any material Technology has been developed or created independently or jointly by any person other than the Company for which the Company has, directly or indirectly, provided consideration for such development or creation, the Company: (i) has a written agreement with such person with respect thereto, (ii) thereby obtained exclusive ownership of all such Technology and associated Intellectual Property Rights by operation of law or by valid assignment, and (iii) has required the waiver of all non-assignable rights.

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          (g) Except as set forth in Section 2.14(g) of the Disclosure Schedule, the Company has not (i) transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Technology or Intellectual Property Rights that are or were Company Intellectual Property, to any other person or (ii) to the knowledge of the Company, permitted the Company’s rights in any Company Intellectual Property to enter into the public domain.

          (h) Except for the Technology and Intellectual Property Rights licensed to the Company pursuant to the in-bound licenses listed in Section 2.14(h) of the Disclosure Schedule and Section 2.14(u) and Section 2.15(a)(xiv) of this Agreement, all material Technology used in or necessary to the conduct of Company’s business as presently conducted or currently contemplated to be conducted by the Company was written and created solely by either (i) employees of the Company acting within the scope of their employment who have validly and irrevocably assigned all of their rights, including all Intellectual Property Rights therein, to the Company, or (ii) third parties who have validly and irrevocably assigned all of their rights, including all Intellectual Property Rights therein, to the Company, and no third party owns or has any rights to any material Company Intellectual Property.

          (i) Except as set forth in Section 2.14(i) of the Disclosure Schedule, and Section 2.14(u) and Section 2.15(a)(xiv) of this Agreement, to the knowledge of the Company, the Company Intellectual Property constitutes all of the Technology and Intellectual Property Rights used in, necessary to or that otherwise would be infringed by the conduct of the business of the Company as it currently is conducted, including, without limitation, the design, development, marketing, manufacture, use, import and sale of any product, technology or service (including products, technology or services currently under development) of the Company. Except as set forth in Section 2.14(i) of the Disclosure Schedule, the Company will, to its knowledge, own or possess sufficient rights to all Technology and Intellectual Property Rights immediately following the Closing Date that are necessary to the operation of the business of the Company as it currently is conducted and without infringing on the Intellectual Property Rights of any person.

          (j) Except as set forth in Section 2.14(j) of the Disclosure Schedule, no third party that has exclusively licensed Technology or Intellectual Property Rights to the Company has ownership rights or license rights to improvements or derivative works made by the Company in such Technology or Intellectual Property Rights that have been exclusively licensed to the Company.

          (k) Except as set forth in Section 2.14(k) of the Disclosure Schedule, there is no Material Contract between the Company and any other person with respect to Company Intellectual Property or other Technology or Intellectual Property Rights used in and/or necessary to the conduct of the business as it is currently conducted under which there is any dispute regarding the scope of such Material Contract, or performance under such Material Contract including with respect to any payments to be made or received by the Company thereunder.

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          (l) Except as set forth in Section 2.14(l) of the Disclosure Schedule, the operation of the business of the Company as it has been conducted and as it is currently conducted, including but not limited to the design, development, use, import, branding, advertising, promotion, marketing, distribution, manufacture and sale of any product, technology or service of the Company has not infringed or misappropriated, does not infringe or misappropriate, and will not infringe or misappropriate when conducted by Parent and/or the Company immediately following the Closing in the same manner currently conducted, any Intellectual Property Rights of any person. Except as set forth in Section 2.14(l), the Company has not received notice from any person claiming that such operation or any act or any such product, technology or service of the Company, infringes or misappropriates any Intellectual Property Rights of any person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does the Company have knowledge of any basis therefor).

          (m) Other than as set forth in the Contract List, neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Sub by operation of law or otherwise of any Contracts to which the Company is a party, will result in: (i) Parent, Sub or the Company or any of their subsidiaries granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to Parent, the Company or any of their subsidiaries, (ii) Parent, the Company or any of their subsidiaries, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, or (iii) Parent, the Company or any of their Subsidiaries being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby.

          (n) To the knowledge of the Company, no person has infringed or misappropriated or is infringing or misappropriating any Company Intellectual Property other than licensees who are delinquent in paying license fees to the Company, none of which are material.

          (o) The Company, since January 1, 2006, has taken all commercially reasonable steps that are required or necessary to protect the Company’s rights in confidential information and trade secrets of the Company or provided by any other person to the Company. Without limiting the foregoing, the Company has, and enforces, a policy requiring each employee, consultant, and contractor to execute proprietary information, confidentiality and assignment agreements substantially in the Company’s standard forms (as set forth in Exhibit C), and except as set forth in Section 2.14(o) of the Disclosure Schedule, since January 1, 2006, all current and former employees, consultants and contractors of the Company have executed such an agreement in substantially the Company’s standard form.

          (p) Except as set forth in Section 2.14(p) of the Disclosure Schedule and to the knowledge of the Company, no Company Intellectual Property, product, Technology or service of the Company is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or may affect the validity, use or enforceability of such Company Intellectual Property.

          (q) To the knowledge of the Company, no (i) product, technology, service or publication of the Company, (ii) material published or distributed by the Company, or (iii) conduct or statement of the Company constitutes obscene material, a defamatory statement or material or false advertising.

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          (r) To the knowledge of the Company, no Governmental Entity, university, college, other educational institution or research center has any claim or right in or to any Company Intellectual Property. To the knowledge of the Company, no rights have been granted to any Governmental Entity with respect to any Company product, technology or service, or under any Company Intellectual Property, other than the same standard commercial rights as are granted by the Company to commercial end users of the Company products, technologies and services in the ordinary course of business consistent with past practices. Except as set forth on Section 2.14(r) of the Disclosure Schedule and to the knowledge of the Company, no current or former employee, consultant or independent contractor of the Company who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, since January 1, 2006, has performed services for the government, a university, college or other educational institution, or a research center, during the period of time during which such employee, consultant or independent contractor was also performing services for the Company.

          (s) The Company has complied with all applicable Laws and its internal privacy policies relating to the privacy of users of its products, services, and websites, and also the collection, storage, and transfer of any personally identifiable information collected by or on behalf of the Company. The execution, delivery and performance of this Agreement complies with all applicable Laws relating to privacy and the Company’s privacy policies. True and correct copies of all applicable privacy policies are attached to Section 2.14(s) of the Disclosure Schedule, and the Company has at all times made all disclosures to users or customers required by applicable Laws and none of such disclosures made or contained in any such privacy policy or in any such materials has been inaccurate, misleading or deceptive or in violation of any applicable Laws.

          (t) Other than as set forth in the Contract List, neither the Company nor to its knowledge, any person acting on the Company’s behalf has disclosed, delivered or licensed to any person, agreed to disclose, deliver or license to any person, or permitted the disclosure or delivery to any escrow agent or other person of any software source code or related proprietary or confidential information or algorithms owned by the Company or used in its business (“Company Source Code”). Except as set forth in Section 2.14(t) of the Disclosure Schedule, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the disclosure or delivery by or on behalf of the Company of any Company Source Code.

          (u) The Contract List lists all software or other material that is distributed as “freeware,” “free software,” “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License) that the Company uses or licenses, and identifies that which is incorporated into, combined with, or distributed in conjunction with any Company products or services (“Incorporated Open Source Software”) and identifies the type of license or distribution model governing its use. The Company’s use and/or distribution of each component of Incorporated Open Source Software complies with all material provisions of the applicable license agreement, and in no case does such use or distribution give rise under such license agreement to any rights in any third parties under any Company Intellectual Property or obligations for the Company with respect to any Company Intellectual Property, including without limitation any obligation to disclose or distribute any such Company Intellectual Property in source code form, to license any such Company Intellectual Property for the purpose of making derivative works, or to distribute any such Company Intellectual Property without charge.

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          (v) The Company is not and never was a member in, a contributor to, or participant in any industry standards body or similar organization that could require or obligate the Company to grant or offer to any other person any license or right to any Company Intellectual Property.

     2.15 Contracts and Commitments.

          (a) The Contract List sets forth each and every contract, agreement, arrangement, commitment or binding understanding to which the Company is a party which would reasonably be described by any of the following (each, a “Material Contract”):

               (i) any employment, contractor or consulting Contract with an employee or individual consultant, contractor or salesperson, or consulting, services or sales Contract with a firm or other organization in excess of $50,000 per annum individually or $150,000 per annum in the aggregate;

               (ii) any Contract, Company Employee Plan or Plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

               (iii) any fidelity or surety bond or completion bond in excess of $50,000;

               (iv) any lease of personal property or equipment having a value in excess of $50,000 individually or $150,000 in the aggregate;

               (v) any Contract of indemnification or guaranty, but excluding Contracts of indemnification or guaranty with respect to the infringement by the Company products of the material Intellectual Property Rights of third parties that are contained in the Company’s written agreements with its customers that have been entered into in the ordinary course of business consistent with past practices substantially in the Company’s standard form of customer agreement;

               (vi) any Contract relating to capital expenditures and involving future payments in excess of $50,000 individually or $150,000 in the aggregate;

               (vii) any Contract relating to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of business consistent with past practices;

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               (viii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit;

               (ix) any purchase order or Contract obligating the Company to purchase materials or services at a cost in excess of $50,000 individually or $150,000 in the aggregate;

               (x) any Contract containing covenants or other obligations granting or containing any current or future commitments regarding exclusive rights, non-competition, “most favoured nations,” restriction on the operation or scope of its businesses or operations, or similar terms;

               (xi) any Contract providing a customer with refund rights;

               (xii) any dealer, distribution, marketing, development or joint venture Contract which requires payment by the Company in excess of $50,000 individually or $150,000 in the aggregate;

               (xiii) any sales representative, original equipment manufacturer, manufacturing, value added, remarketer, reseller, or independent software vendor, or other Contract for use or distribution of the products, Technology or services of the Company in excess of $50,000;

               (xiv) any Contracts to which the Company is a party with respect to any Technology or Intellectual Property Rights, including without limitation any in-bound licenses, out-bound licenses and cross-licenses, but excluding (i) with respect to out-bound licenses (1) non-disclosure agreements and (2) non-exclusive out-bound licenses with respect to the provision of Company’s products to end-users (in each case, pursuant to written agreements that have been entered into in the ordinary course of business consistent with past practices), and (ii) with respect to in-bound licenses, (1) in-bound licenses for “freeware,” “free software,” “open source software” licensed to the Company and listed in Section 2.14(u) of this Agreement and (2) commercially available off-the-shelf “shrink wrap” or “click wrap” software and the like that is generally available on nondiscriminatory pricing terms for a cost of not more than $50,000 for a perpetual license for a single user or workstation or $150,000 in the aggregate for all users and workstations; or

               (xv) any other Contract that involves $50,000 individually or $150,000 in the aggregate or more and is not cancelable by the Company without penalty within ninety (90) days.

          (b) Except as set forth in Section 2.15(b) of the Disclosure Schedule The Company is in substantial compliance with and has not breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any Material Contract (where such default has not been waived), nor does the Company have knowledge of any event that would constitute such a breach, violation or default with the lapse of time, giving of notice or both. Except as set forth in Section 2.15(b) of the Disclosure Schedule and to the knowledge of the Company, each Material Contract is in full force and effect, and the Company is not subject to any material default thereunder nor is any party obligated to the Company pursuant to any such Material Contract subject to any material default thereunder (where such default has not been waived).

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     2.16 Governmental Authorization. To the Company’s knowledge, each material consent, license, permit, grant or other authorization (i) pursuant to which the Company currently operates or holds any interest in any of its properties, or (ii) which is required for the operation of the Company’s business as currently conducted or the holding of any such interest has been issued or granted to the Company, as the case may be, except for such failures to obtain such issues or grants which have not had and would not reasonably be expected to have a Company Material Adverse Effect (collectively, “Company Authorizations”). To the Company’s knowledge, the Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company to operate or conduct its business or hold any interest in its properties or assets.

     2.17 Litigation. Except as set forth in Section 2.17 of the Disclosure Schedule, there is no action, suit, claim or proceeding of any nature pending, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries, their properties (tangible or intangible) or any of their officers or directors, nor to the knowledge of the Company is there any reasonable basis therefor which, if determined adversely to the Company would reasonably be expected to result in a material liability or obligation. To the knowledge of the Company, there is no investigation, audit, or other proceeding pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries, any of their properties (tangible or intangible) or any of their officers or directors by or before any Governmental Entity, nor to the knowledge of the Company is there any reasonable basis therefor. Except as set forth in Section 2.17 of the Disclosure Schedule, to the Company’s knowledge, no Governmental Entity has at any time challenged or questioned the legal right of the Company or any of its Subsidiaries to conduct their respective operations as presently or previously conducted. There is no action, suit, claim or proceeding of any nature pending or, to the knowledge of the Company, threatened, against any individual or entity who has a contractual right or a right pursuant to applicable Law to indemnification from the Company or any of its Subsidiaries related to facts and circumstances existing prior to the Effective Time, nor are there, to the knowledge of the Company, any facts or circumstances that would give rise to such an action, suit, claim or proceeding.

     2.18 Minute Books. Except as set forth in Section 2.18 of the Disclosure Schedule, the minutes of the Company made available to counsel for Parent contain complete and accurate records of all material actions taken, and summaries of all material meetings held, by the Shareholders, the Board and the board of directors of each of its Subsidiaries (and any committees thereof) since January 1, 2006, as the case may be.

     2.19 Environmental Matters. The Company (i) has not received any written notice of any alleged claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining Liability reasonably estimated to be in excess of $50,000; (ii) has not disposed of, emitted, discharged, handled, stored, transported, used or released any material amounts of Hazardous Materials, arranged for the disposal, discharge, storage or release of any material amounts of Hazardous Materials, or exposed any employee or other individual to any material amounts of Hazardous Materials so as to give rise to any material Liability or corrective or remedial obligation under any Environmental Laws; (iii) has not entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or the Hazardous Materials related activities of the Company or its Subsidiaries; and (iv) has delivered to Parent or made available for inspection by Parent and its agents, representatives and employees all records in the Company’s possession concerning the Hazardous Materials activities of the Company and all environmental audits and environmental assessments of any facility owned, leased or used at any time by the Company conducted at the request of, or otherwise in the possession of the Company. To the Company’s knowledge, there are no Hazardous Materials in, on, or under any properties owned, leased or used at any time by the Company such as could give rise to any material Liability or corrective or remedial obligation of the Company under any Environmental Laws.

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     2.20 Brokers’ and Finders’ Fees; Third Party Expenses. Except as set forth in Section 2.20 of the Disclosure Schedule, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with the Agreement or any transaction contemplated hereby.

     2.21 Employee Benefit Plans and Compensation.

          (a) Except as set forth in Section 2.21(a) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written employment or consulting agreement or any verbal employment or consulting agreement which may not be terminated on three (3) months notice or which provides for a payment in excess of the amount required by Law on a change of control of Company or severance of employment.

          (b) Except as set forth in Section 2.21(b) of the Disclosure Schedule, the Company does not have any Company Employee Plans and has made no promises, contracts or other commitments with respect to increased benefits under such Company Employee Plans.

          (c) Except as set forth in Section 2.21(c) of the Disclosure Schedule, the Company and each of its Subsidiaries is in substantial compliance with all applicable material Laws respecting employment, employment practices, terms and conditions of employment, worker classification, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, bonuses, benefits, severance pay or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims, audits, investigations, or administrative matters pending, threatened or reasonably anticipated against the Company, any of its Subsidiaries, or any of their Employees relating to any employee agreement or Company Employee Plan (other than routine claims for benefits). There are no pending or threatened or reasonably anticipated claims or actions against the Company, any of its Subsidiaries, or any Company trustee under any worker’s compensation policy or long-term disability policy. Neither the Company nor any of its Subsidiaries is party to a conciliation agreement, consent decree, or other Contract or order with any Governmental Entity with respect to employment practices. The services provided by each of the Company’s and each of its Subsidiaries’ Employees is terminable at the will of the Company (except with respect to (i) any Canadian Employees whose employment is terminable on reasonable notice; (ii) on terms disclosed in the Disclosure Documents; or (iii) as otherwise required by Laws applicable in the jurisdiction in which the applicable Employee resides).

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          (d) Labour. No strike, labour dispute, slowdown, concerted refusal to work overtime, or work stoppage against the Company or any of its Subsidiaries is pending, or to the knowledge of the Company, threatened, or reasonably anticipated. The Company has no knowledge of any activities or proceedings of any labour union to organize any Employees. There are no actions, suits, claims, labour disputes or grievances pending or threatened or reasonably anticipated relating to any labour matters involving any Employee, including, without limitation, charges of unfair labour practices. Neither the Company nor any of its Subsidiaries has engaged in any unfair labour practices within the meaning of the National Labour Relations Act or any applicable remediation labour laws. Neither the Company nor any of its Subsidiaries is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees, no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries, and no Employees of the Company or any of its Subsidiaries are members of a union. Neither the Company nor any of its Subsidiaries has taken any action that would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state, provincial or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state, provincial or local law, or incurred any liability or obligation under the WARN Act or any similar state, provincial or local law that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state, provincial or local law.

          (e) No Interference or Conflict. To the knowledge of the Company, no employee of the Company is subject to any judgment, decree, or order of any court or administrative agency that would interfere with such person’s or entity’s efforts to promote the interests of the Company or that would interfere with the Company’s business. Neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s business as presently conducted nor any activity of such employees in connection with the carrying on of the Company’s business as presently conducted or currently proposed to be conducted will, to the knowledge of the Company, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any Contract under which any of such employees is now bound.

          (f) Company Employee Plans. Each Company Employee Plan has been established, registered (where required), maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any Law that is applicable to such Company Employee Plan. Furthermore, no Company Employee Plan has unfunded liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by Law, to the knowledge of the Company, no condition exists that would prevent the Company or Parent from terminating or amending any Company Employee Plan at any time for any reason without liability to the Company or it Subsidiaries (other than ordinary administration expenses or routine claims for benefits).

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          (g) No Pension Plans. Except as otherwise provided in Section 2.21(g) of the Disclosure Schedule, neither the Company nor any current or past Subsidiary has ever maintained, established, sponsored, participated in, or contributed to, any pension plan.

          (h) No Post Employment Obligations. Except as otherwise provided in Section 2.21(h) of the Disclosure Schedule, no Company Employee Plan or employee agreement provides, or reflects or represents any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by Law, and the Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefits, except to the extent required by Law.

     2.22 Insurance. All insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company have been disclosed in the Disclosure Documents. There is no claim by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed or that the Company has a reason to believe will be denied or disputed by the underwriters of such policies or bonds. In addition, there is no pending claim of which its total value (inclusive of defense expenses) is reasonably likely to exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing Date) and the Company is otherwise in material compliance with the terms of such policies and bonds. The Company has no knowledge or reasonable belief of threatened termination of, or premium increase with respect to, any of such policies. The Company has never maintained, established, sponsored, participated in or contributed to any self-insurance plan, other than the Company’s short term disability plan.

     2.23 Compliance with Laws. The Company and each of its Subsidiaries has complied with, is not in violation of, and has not received any notices of suspected, potential, or actual violation with respect to, any Law which violation could reasonably be expected to have a Company Material Adverse Effect.

     2.24 Bank Accounts, Letters of Credit and Powers of Attorney. Section 2.24 of the Disclosure Schedule lists (a) all bank accounts, lock boxes and safe deposit boxes relating to the business and operations of the Company (including the name of the bank or other institution where such account or box is located and the name of each authorized signatory thereto), (b) all outstanding letters of credit issued by financial institutions for the account of the Company (setting forth, in each case, the financial institution issuing such letter of credit, the maximum amount available under such letter of credit, the terms (including the expiration date) of such letter of credit and the party or parties in whose favour such letter of credit was issued), and (c) the name and address of each person who has a power of attorney to act on behalf of the Company. The Company has heretofore delivered to Parent true, correct and complete copies of each letter of credit and each power of attorney described in Section 2.24 of the Disclosure Schedule.

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     2.25 Shareholder Rights Plan. The Company has no shareholder rights plan, “poison-pill” or other Contract or arrangement designed to have the effect of delaying, deferring or discouraging another party from acquiring control of the Company.

     2.26 Voting Requirements. The Shareholder Approval is the only vote of the Shareholders necessary to approve or adopt the Arrangement or to consummate the Arrangement and the other transactions contemplated by this Agreement.

     2.27 Opinion of Financial Advisor. The Company has received an initial report, in oral form from Ridgecrest Capital Partners to the effect that, as of the date of this Agreement, and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by the Shareholders pursuant to the Arrangement is fair to such Shareholders from a financial point of view.

     2.28 Competition Act. Neither the aggregate value of the assets in Canada, nor the aggregate annual gross revenues from sales in or from Canada from assets in Canada, of the Company and the corporations which it controls (as such terms are defined in the Competition Act and as such values are determined in each case in accordance with the Competition Act and the Notifiable Transactions Regulations thereunder) exceeds $50 million.

     2.29 Investment Canada Act. Neither the Company nor any of its Subsidiaries provides any services or engages in any of the activities of a business described in subsection 14.1(5) of the Investment Canada Act.

     2.30 No “Collateral Benefit” under MI 61-101. To the knowledge of the Company, no “related party” of the Company (within the meaning of CSA Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) will receive a “collateral benefit” (within the meaning of such rule) as a consequence of the transactions contemplated by this Agreement.

     2.31 Information Supplied. None of the information included or incorporated by reference in the Proxy Circular will, at the date it is first mailed to the Shareholders, at the time of the Special Meeting or at the time of any amendment or supplement thereof, as amended or supplemented at such time or date, contain any Misrepresentation, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Proxy Circular. The Proxy Circular will comply as to form in all material respects with the applicable requirements of the ABCA and Securities Laws applicable in the jurisdictions in Canada where the Company is a reporting issuer.

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     2.32 Complete Copies of Materials. With respect to each document included in the Disclosure Documents, the copy of such document delivered or made available to Parent, was a true and complete copy (or summary of the same indicating that it was a summary).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

     Each of Parent and Sub hereby represents and warrants to the Company that on the date hereof and as of the Effective Time, as though made at the Effective Time, as follows:

     3.1 Organization, Standing and Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Sub is a corporation duly organized, validly existing and in good standing under the laws of the Province of Alberta. Each of Parent and Sub has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the failure to be so qualified or licensed would have a Parent Material Adverse Effect.

     3.2 Authority. Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and any related agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement and any related agreements to which Parent and Sub are parties have been duly executed and delivered by Parent and Sub and constitute the valid and binding obligations of Parent and Sub, enforceable against each of Parent and Sub in accordance with their terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

     3.3 Consents. No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement and any related agreements to which Parent or Sub is a party or the consummation of the transactions contemplated hereby and thereby, except for (i) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable Securities Laws, and all approvals as may be required by the Interim Order and the Final Order, (ii) the filing of the Articles of Arrangement with the Registrar and appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (iii) the filing of a post-closing notification under the Investment Canada Act, and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made, individually or in the aggregate, are not reasonably likely to impair in any material respect the ability of each of Parent and Sub to perform its obligations under this Agreement or prevent or materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated by this Agreement.

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     3.4 No Conflict. The execution and delivery by Parent and Sub of this Agreement and any related agreement to which Parent or Sub is a party, and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default (with or without notice of lapse of time, or both) under (i) the certificate of incorporation, bylaws, or similar organizational documents of Parent or Sub, each as amended to date and in full force and effect on the date hereof, or (ii) assuming compliance with the matters referred to in Section 3.3 hereof, any material Laws applicable to Parent or Sub or any of their respective properties (whether tangible or intangible) or assets.

     3.5 Parent Common Stock. The Parent Common Stock which constitutes part of the Purchase Consideration has been duly authorized, and upon consummation of the transactions contemplated by this Agreement, will be validly issued, fully paid and non-assessable. There are no statutory or contractual shareholder preemptive rights with respect to the issuance of the Parent Common Stock which constitutes part of the Purchase Consideration.

     3.6 SEC Documents. Parent has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since January 1, 2007. Parent has made available to the Company, or the EDGAR system of the SEC contains in a publicly available format, all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including those that Parent may file subsequent to the date hereof until the Effective Time) are referred to herein as the “Parent SEC Reports”. As of their respective dates, the Parent SEC Reports (i) were prepared in accordance with and complied in all material respects with the requirements of the U.S. Securities Act, or the U.S. Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

     3.7 Parent Financial Statements. The financial statements of Parent included in the Parent SEC Reports, as of their respective dates, comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements to normal year-end adjustments).

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     3.8 No Undisclosed Liabilities. Parent has no material Liabilities other than (i) those set forth or adequately provided for in the balance sheet included in Parent’s most recently filed Quarterly Report on Form 10-Q (including the notes thereto, the “Parent Balance Sheet”), (ii) those incurred in the ordinary course of business, consistent with past practices, and not required by GAAP to be set forth in the Parent Balance Sheet, or (iii) those incurred in the ordinary course of business since the date of the Parent Balance Sheet, consistent with past practices.

     3.9 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Reports, since the date of the most recent unaudited financial statements included in the Parent SEC Reports and through the date of this Agreement, there has not been (i) any Parent Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent’s capital stock, (iii) any amendment of any provision of the certificate of incorporation or bylaws of, or of any material term of any outstanding security issued by, Parent, (iv) any material change in any method of accounting or accounting practice by Parent except for any such change required by a change in GAAP, or (v) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock.

     3.10 Certain Securities Law Matters. The Shares to be issued in connection with the transactions contemplated hereby will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained therein in respect of “control distributions,” will be freely tradable within Canada by the holders thereof. The certificates representing the Shares to be issued in connection with the Arrangement to Shareholders will not bear any U.S. Securities Act restrictive legend.

     3.11 Interim Operations of Sub.

          (a) All of the issued and outstanding equity of Sub is validly issued, fully paid and non-assessable and is owned, beneficially and of record, by Parent free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, shareholder agreements, limitations on Parent’s voting rights, charges and other encumbrances of any nature whatsoever.

          (b) As of the date hereof and as of the Effective Time, except for (i) obligations or liabilities incurred in connection with its incorporation or organization and (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby, Sub has not incurred, directly or indirectly, through any of its Subsidiaries or affiliates, any obligations or liabilities.

     3.12 Litigation. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, there is no Litigation of any nature pending, or to the knowledge of Parent, threatened, against Parent, any of its Subsidiaries, their respective properties (tangible or intangible) or any of their respective officers or directors, that is reasonably likely to result in a Parent Material Adverse Effect, and there is no Litigation pending or, to the knowledge of Parent, threatened, against Parent by or before the SEC or NASDAQ. No Governmental Entity has at any time challenged the legal right of Parent or any of its Subsidiaries to conduct its operations as presently or previously conducted.

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     3.13 Information Supplied. None of the information supplied in writing by Parent for inclusion or incorporation by reference in the Proxy Circular will, at the date it is first mailed to the Shareholders, at the time of the Special Meeting or at the time of any amendment or supplement thereof, as amended or supplemented at such time or date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they are made.

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS

     4.1 Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time (subject to Sections 4.1(a) — 4.1(aa) below), the Company agrees to conduct its business, except to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld or delayed), in the ordinary course of business consistent with past practices, to pay the debts and Taxes of the Company when due (subject to Section 4.1(f) below), to pay or perform other obligations when due, and, to the extent consistent with such business and this Section 4.1, to preserve intact the present business organizations of the Company, keep available the services of the present officers and key employees of the Company and preserve the relationships of the Company with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of the Company at the Effective Time. The Company shall promptly notify Parent of any event or occurrence or emergency not in the ordinary course of business of the Company consistent with past practices and experiences and any material event involving the Company that arises during the period from the date of this Agreement and continuing until the earlier of the Termination Date or the Effective Time. In addition to the foregoing, except as expressly contemplated by this Agreement, the Company shall not, without the prior written consent (such consent not to be unreasonably withheld or delayed) of Parent, from and after the date of this Agreement:

          (a) cause or permit any amendments to the Charter Documents;

          (b) make any expenditures or enter into any commitment or transaction requiring payments by the Company in excess of $50,000 individually or $150,000 in the aggregate, except in the ordinary course of business consistent with past practices;

          (c) pay, discharge, waive or satisfy, any indebtedness for borrowed money;

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          (d) Except as disclosed in Section 4.1(d) of the Disclosure Schedule, pay, discharge, waive or satisfy, any third party expense in an amount in excess of $50,000 in any one case, or $150,000 in the aggregate, except in the ordinary course of business consistent with past practices, or any other claim, liability, right or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than with respect to such other claim, liability right or obligation, the payment, discharge or satisfaction in the ordinary course of business consistent with past practices of liabilities reflected or reserved against in the Company Balance Sheet;

          (e) adopt or change accounting methods or practices (including any change in depreciation or amortization policies) other than as required by GAAP;

          (f) make or change any material Tax election, adopt or change any Tax accounting method, enter into any closing agreement with respect to material taxes, settle or compromise any material Tax claim or assessment involving material Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment or file any material Tax return or any amended Tax return unless a copy of such Tax return has been delivered to Parent for review a reasonable time prior to filing and Parent has approved such Tax return;

          (g) revalue any of its assets (whether tangible or intangible), other than in the ordinary course of business, consistent with past practices other than as disclosed in Section 4.1(g) of the Disclosure Schedule;

          (h) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock of the Company, or subdivide, consolidate, reclassify or otherwise change any shares in the capital of the Company, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares in the capital of the Company (or options, warrants or other rights exercisable therefor);

          (i) Except as disclosed in Section 4.1(i) of the Disclosure Schedule, increase the salary or other compensation payable or to become payable to any officer, director, employee, consultant or advisor, or make any declaration, payment or commitment or obligation of any kind for the payment (whether in cash or equity) of a severance payment, termination payment, bonus or other additional salary or compensation to any such person, except payments made pursuant to written agreements outstanding on the date hereof disclosed in Section 4.1(i) of the Disclosure Schedule;

          (j) sell, lease, license or otherwise dispose of or grant any security interest in any of its properties or assets (whether tangible or intangible), including without limitation the sale of any accounts receivable of the Company, except as otherwise permitted pursuant to Section 4.1(p);

          (k) make any loan to any person or purchase debt securities of any person or amend the terms of any outstanding loan Contract;

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          (l) (i) incur any indebtedness or guarantee any indebtedness of any person in an amount in excess of $150,000 in the aggregate or (ii) issue or sell any debt securities, or guarantee any debt securities of any person (for avoidance of doubt, amounts classified as “deferred revenue” pursuant to the requirements of GAAP shall not be deemed to be indebtedness);

          (m) waive or release any right or claim of the Company, including any write-off or other compromise of any account receivable of the Company;

          (n) commence or settle any lawsuit, threat of any lawsuit or proceeding or other investigation against the Company;

          (o) issue, grant, deliver, sell or amend or authorize or propose the issuance, grant, delivery, sale or amendment of, or purchase or propose the purchase of, any shares in the capital of the Company or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, including any Options, Warrants, RSUs or RSAs or the Plans or any agreement in respect thereof, or other Contracts or commitments of any character obligating it to issue or purchase any such shares or other convertible securities, except for the issuance of Shares pursuant to the exercise of Options, Warrants, RSUs or RSAs outstanding at the date hereof;

          (p) (i) sell, lease, license or transfer to any person any rights to any Company Intellectual Property or enter into any Contract or modify any existing Contract with respect to any Company Intellectual Property with any person or with respect to any Intellectual Property Rights of any person, except standard original equipment manufacturer licenses (“OEM Licenses”) or other licenses entered into in the ordinary course of business, (a) containing a unit-based royalty pursuant to which the Company is paid a defined dollar amount per unit distributed by the original equipment manufacturer licensee with a product, service or technology of the Company (and excluding any fixed-fee, unlimited-unit or other pre-paid royalty arrangement), (b) having terms that are, individually and in the aggregate, no less favorable to Company than the terms of that OEM License in effect as of the date of this Agreement between the Company and an original equipment manufacturer licensee that is most favorable to the Company (including with respect to royalty rates, financial structure and terms), and (c) terminable by the Company for convenience on no less than thirty (30) days notice to the original equipment manufacturer licensee, (ii) except in the ordinary course of business, consistent with past practices, purchase or license any Intellectual Property Rights or enter into any Contract or modify any existing Contract with respect to the Technology or Intellectual Property Rights of any person, (iii) enter into any Contract or modify any existing Contract with respect to the development of any Intellectual Property Rights with a third party, or (iv) change pricing or royalties set or charged by the Company to its customers or licensees, or the pricing or royalties set or charged by persons who have licensed Intellectual Property Rights to the Company;

          (q) enter into or amend any Contract pursuant to which any other party is granted marketing, distribution, development, manufacturing or similar rights of any type or scope with respect to any product, service or Technology of the Company, except as otherwise permitted pursuant to Section 4.1(p);

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          (r) enter into any Contract to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy Contract with respect to any real property or alter, amend, modify or terminate any of the terms of any Lease Agreement;

          (s) amend or otherwise modify (or agree to do so), or violate the terms of, any of the Material Contracts;

          (t) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company;

          (u) Except as disclosed in Section 4.1(u) of the disclosure Schedule, adopt or amend any Company Employee Plan or employee agreement, enter into any employment contract, pay or agree to pay any bonus or special remuneration to any director or employee, or increase or modify the salaries, wage rates, or other compensation (including, without limitation, any equity-based compensation) of its employees except payments made pursuant to written agreements outstanding on the date hereof and disclosed in Section 4.1(u) of the Disclosure Schedule;

          (v) enter into any strategic alliance or affiliate Contract or joint marketing Contract;

          (w) hire, promote, demote or terminate any employees, or encourage any employees to resign from the Company, except as results in termination or severance payments not exceeding $25,000 in any one case, or $100,000 in the aggregate, or except payments made pursuant to written agreements outstanding on the date hereof and disclosed in Section 4.1(i) of the Disclosure Schedule; provided, however, that, while Parent acknowledges and agrees that the Company shall be under no obligation to terminate the employment of any employee, the Company may, without the consent of Parent, terminate the employment of up to five employees in the aggregate in the ordinary course of business for performance reasons;

          (x) without the prior written consent of Parent, not to be unreasonably withheld, make any representations or issue any communications (including electronic communications) to employees regarding any benefits of the transactions contemplated by this Agreement, including any representations regarding offers of employment from Parent or the terms thereof;

          (y) alter, or enter into any commitment to alter, its interest in any corporation, association, joint venture, partnership or business entity in which the Company directly or indirectly holds any interest;

          (z) cancel, amend or renew any insurance policy, except in the ordinary course of business consistent with past practices; or

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          (aa) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through 4.1(z) hereof, or any other action that would likely (i) prevent the Company from performing, or cause the Company not to perform, its covenants hereunder or (ii) cause or result in any of its respective representations and warranties contained herein being untrue or incorrect.

     4.2 Procedures for Requesting Parent Consent. If the Company desires to take an action which would be prohibited pursuant to Section 4.1 of this Agreement without the written consent of Parent, prior to taking such action the Company may request such written consent by sending an e-mail or facsimile to both of the following individuals:

(a)	Richard Palmer, Senior Vice President Corporate Development Telephone: (781) 565-5000 Facsimile: (781) 565-5001 E-mail address: richard.palmer@nuance.com
(b)	Garrison Smith, Associate General Counsel Telephone: (781) 565-5277 Facsimile: (877) 642-3375 E-mail address: garrison.smith@nuance.com

     4.3 No Solicitation. (a) Notwithstanding any provision in this Agreement to the contrary, on and after the date of this Agreement, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any director, officer or employee of the Company or any of its Subsidiaries or any investment banker, lawyer, accountant or other advisor or representative of the Company or any of its Subsidiaries to, directly or indirectly (and it shall instruct and cause each applicable Subsidiary, if any, to instruct each such director, officer, employee, investment banker, lawyer, accountant or other advisor or representative of the Company or any of its Subsidiaries not to), (i) make, solicit, initiate or encourage, or take any other action to facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of the Company or any Subsidiary) any Acquisition Proposal or any inquiries or the making of any proposal that is reasonably likely to lead to an Acquisition Proposal, or release any third party from, amend, modify or waive the terms of any standstill or confidentiality agreement with the Company or its securities in any manner that would facilitate the making or implementation of any Acquisition Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person (or any representative thereof) any information with respect to, or otherwise cooperate in any way with any person (or any representative thereof) with respect to, any Acquisition Proposal; provided, however, that at any time prior to obtaining the Shareholder Approval, in response to a bona fide written unsolicited (after the date hereof) Acquisition Proposal that the Board determines in good faith (after receipt of advice from its outside legal counsel and outside financial advisors) constitutes or is reasonably likely to result in a Superior Proposal, and which Acquisition Proposal did not result from a breach of this Section 4.3(a), notwithstanding any other provision of this Agreement the Company may, and may permit and authorize its Subsidiaries and its and its Subsidiaries’ representatives to, in each case subject to compliance with Section 4.3(d), (A) furnish information with respect to the Company and its Subsidiaries to the person making such Acquisition Proposal (and its representatives) pursuant to a confidentiality agreement which contains terms that are no less restrictive than those contained in the Confidentiality Agreement dated September 8, 2008 between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), other than exclusions permitting the Company to provide information required under this Section 4.3 to the Parent, provided that all such information had been provided, or is concurrently provided, to Parent, and (B) participate in discussions or negotiations with the person making such Acquisition Proposal (and its representatives) regarding such Acquisition Proposal; provided that (x) the Company shall have first sent an executed copy of such confidentiality agreement to Parent, and (y) the Company shall have provided Parent with a list of, and in the case of information that was not previously made available to Parent, copies of, any information provided to such person. Without limiting the generality of the foregoing, it is understood that any violation of the restrictions set forth in this Section 4.3(a) or by any director, officer or employee of the Company or any of its Subsidiaries or any investment banker, lawyer, accountant or other advisor or representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 4.3(a).

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     For purposes of this Agreement, the term “Acquisition Proposal” means any inquiry, proposal, offer or public announcement from any person (other than Parent or Sub or any affiliate of Parent or Sub) relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including by way of any arrangement, merger, amalgamation, consolidation, take-over bid, exchange offer, stock acquisition, asset acquisition, binding share exchange, share issuance, business combination, recapitalization, liquidation, dissolution, joint venture, strategic license or similar transaction, of (i) assets or businesses that constitute or generate 15% or more of the total revenue, net income, EBITDA or fair market value of the assets of the Company and its Subsidiaries, taken as a whole, (ii) assets or businesses that are otherwise material to the Company or (iii) 15% or more of the outstanding Shares or any class of shares in the capital of, or other equity or voting interests in, one or more of the Subsidiaries of the Company which, in the aggregate, directly or indirectly hold the assets or businesses referred to in clauses (i) or (ii) above.

     For purposes of this Agreement, the term “Superior Proposal” means any bona fide written unsolicited (after the date hereof) written Acquisition Proposal, which did not result from a breach of Section 4.3(a), made by any person (other than Parent or Sub or any affiliate of Parent or Sub) that, if consummated, would result in such person (or in the case of a direct merger between such person and the Company, the shareholders of such person) acquiring, directly or indirectly, 100% of the voting power of the Shares or all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, and which such Acquisition Proposal (i) is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal, (ii) is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained, (iii) is not subject to a due diligence and/or access condition that would allow access to the books, records, personnel or properties of the Company or any of its Subsidiaries or their respective representatives beyond 5:00 p.m. (Calgary time) on the fifth Business Day after which access is afforded to the third party making the Acquisition Proposal and (iv) is, subject to applicable Law, made available to all Shareholders in Canada and the United States on substantially the same terms and conditions and which the Board determines in good faith (after receipt of advice from its external financial advisors) is at a value per Share in excess of the Share Consideration by at least $0.05 and would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms, result in a materially more favourable transaction from a financial point of view (taking into account the Termination Fee, if applicable) to the Shareholders than the Arrangement (taking into account all of the terms and conditions of such proposal and this Agreement (including the ability of the parties thereto to consummate the transactions contemplated thereby and any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal or otherwise)).

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          (b) Neither the Board nor any committee thereof shall (i) withdraw, modify or qualify in a manner adverse to Parent or Sub, or propose publicly to withdraw, modify or qualify in a manner adverse to Parent or Sub, the approval, recommendation or declaration of advisability by the Board or any such committee of this Agreement or the Arrangement, or recommend, or propose publicly to recommend, the approval or adoption of any Acquisition Proposal, or resolve or agree to take any such action, or remain neutral with respect to any Acquisition Proposal (including a Superior Proposal) (any such action, resolution or agreement to take such action being referred to herein as an “Adverse Recommendation Change” and it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period ending on the earlier of (1) the tenth Business Day following the first public announcement of such Acquisition Proposal and (2) the expiration of the Matching Period in respect of such Acquisition Proposal shall not be considered to be an Adverse Recommendation Change), (ii) adopt or approve any Acquisition Proposal, or propose the approval or adoption of any Acquisition Proposal, or resolve or agree to take any such action, or (iii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, arrangement agreement, merger agreement, amalgamation agreement, option agreement, joint venture agreement, partnership agreement or other Contract (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 4.3(a)), or resolve or agree to take any such action. Notwithstanding the foregoing, at any time prior to the Shareholder Approval, the Board may, in response to a Superior Proposal, effect an Adverse Recommendation Change, provided that the Board determines in good faith, after consultation with its outside legal counsel and its external financial advisors that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, and provided, further, that the Board may not effect such an Adverse Recommendation Change unless (A) the Board shall have first provided prior oral and written notice to Parent (an “Adverse Recommendation Change Notice”) that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice shall attach the most current version of any written Contract or proposal relating to the transaction that constitutes such Superior Proposal, and (B) Parent does not make, within five Business Days after the receipt of such notice (the “Matching Period”), a proposal that would, in the reasonable good faith judgment of the Board (after consultation with its external financial advisors and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal. The Company agrees that, during the five Business Day period prior to its effecting an Adverse Recommendation Change, the Company and its officers, directors and representatives shall negotiate exclusively in good faith with Parent and its officers, directors, and representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent and, for greater certainty, shall not negotiate or discuss the Superior Proposal, or otherwise communicate, with the third party making the Superior Proposal or any “joint actor” (as defined in MI 61-101) of such third party including any director, officer or employee of such third party or any such joint actor or any investment banker, lawyer, accountant or other advisor or representative of such third party or any such joint actor. The Company acknowledges and agrees that each successive modification of any Superior Proposal shall constitute a new Superior Proposal for the purposes of this Section 4.3 and shall initiate a new five Business Day period.

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          (c) The Company shall cease and cause to be terminated any discussion, negotiations, solicitation, encouragement, or activity by the Company or its representatives or agents with any parties other than the other parties hereto, with respect to any potential Acquisition Proposal, and in connection therewith, the Company will forthwith discontinue access to all data rooms (electronic or otherwise) by all persons other than Parent and Sub and will request (and exercise all rights it has to require) the return or destruction of information regarding the Company and its Subsidiaries previously provided to any such person or any other person. The Company shall not release or permit the release of any third party from any confidentiality, non-solicitation or standstill Contract with the Company to which such third party is a party, or modify or waive the terms thereof.

          (d) In addition to the obligations of the Company set forth in Section 4.3(a) and Section 4.3(b), the Company shall, as promptly as possible and in any event within 24 hours after the Company first obtains knowledge of the receipt thereof, advise Parent orally and in writing of (i) any Acquisition Proposal or any request for information or inquiry that the Company reasonably believes could lead to or contemplates an Acquisition Proposal and (ii) the terms and conditions of such Acquisition Proposal, request or inquiry (including a copy of any written Acquisition Proposal and any subsequent amendment or other modification thereto or to such terms and conditions), the identity of the person making any such Acquisition Proposal, request or inquiry. Commencing upon the provision of any notice referred to above, the Company shall timely provide such additional information about such Acquisition Proposal and the progress of negotiations relating thereto as Parent may reasonably request.

          (e) Nothing contained in this Section 4.3 or elsewhere in this Agreement shall prohibit the Company from making any disclosure to the Shareholders in respect of any Acquisition Proposal that is required pursuant to applicable Securities Laws; provided, however, that in no event shall the Company or its Board or any committee thereof take, agree or resolve to take any action prohibited by Section 4.3(b)(i), (ii) or (iii), except as expressly permitted by Section 4.3(b), provided, however, that any such communication shall be deemed to be an Adverse Recommendation Change unless the Board expressly states in such communication that its recommendation in favour of the approval of this Agreement and the Arrangement is unqualified and has not changed.

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          (f) Parent shall have the right, in its sole discretion, but not the obligation, at any time prior to the Effective Time to increase the consideration payable to Shareholders under the Arrangement, including by adding additional share or cash consideration or adding and/or substituting other forms of consideration.

ARTICLE V
ADDITIONAL AGREEMENTS

     5.1 Access to Information. Subject to applicable Laws or Judgment, the Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during normal business hours, in the period from the date hereof and prior to the Effective Time, to (i) all of the properties, books, Contracts, commitments and records of the Company, (ii) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable Law) of the Company as Parent may reasonably request, and (iii) all employees of the Company as identified by Parent. The Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements (including tax returns and supporting documentation) promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 5.1 or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Arrangement in accordance with the terms and provisions hereof.

     5.2 Confidentiality. Each of the parties hereto hereby agrees that the information obtained in any investigation pursuant to Section 5.1 or Section 5.3 hereof, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, shall be governed by the terms of the Confidentiality Agreement.

     5.3 Commercially Reasonable Efforts; Consultation and Notice.

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          (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Arrangement and the other transactions contemplated by this Agreement, including using its commercially reasonable efforts to accomplish the following: (i) the satisfaction of the conditions precedent set forth in Article VI, (ii) the obtaining of all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from, and the giving of any necessary notices to, Governmental Entities and other persons and the making of all necessary registrations, declarations and filings, (iii) the taking of all reasonable steps to provide any supplemental information requested by a Governmental Entity, including participating in meetings with officials of such entity in the course of its review of this Agreement, the Arrangement or the other transactions contemplated by this Agreement, (iv) the taking of all reasonable steps as may be necessary to avoid any Litigation by any Governmental Entity or other person and (v) the obtaining of all necessary consents, approvals or waivers from any third parties; provided, that this clause (v) shall not limit the rights of the Company or the Board under Section 4.3. In connection with and without limiting the generality of the foregoing, each of the Company and the Board shall, if any takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the Arrangement and the other transactions contemplated by this Agreement, use its commercially reasonable efforts to ensure that the Arrangement and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Arrangement and the other transactions contemplated by this Agreement. Notwithstanding the foregoing, except as otherwise permitted by this Agreement, in no event shall Parent or Sub be obligated to, and the Company and its Subsidiaries shall not without the prior written consent of Parent, agree or proffer to divest or hold separate, or enter into any licensing or similar arrangement with respect to, any assets (whether tangible or intangible) or any portion of any business of Parent, the Company or any of their respective Subsidiaries. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or any of its Subsidiaries be obligated to litigate or participate in any Litigation, whether judicial or administrative, brought by any Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Arrangement or any of the other transactions contemplated by this Agreement, or seeking to obtain from Parent or any of its Subsidiaries any damages in relation therewith; (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective affiliates of all or any portion of the business or assets or any product of the Company or its Subsidiaries or Parent or its Subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets or any product of the Company or its Subsidiaries or Parent or its Subsidiaries, in each case as a result of or in connection with the Arrangement or any of the other transactions contemplated by this Agreement; (iii) seeking to directly or indirectly impose limitations on the ability of Parent or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Shares or shares in the capital of Sub, including the right to vote the Shares or shares in the capital of Sub on all matters properly presented to the Shareholders or the shareholders of Sub, respectively; or (iv) seeking to (A) directly or indirectly prohibit Parent or any of its affiliates from effectively controlling in any respect any of the business or operations of the Company or its Subsidiaries or (B) directly or indirectly prevent the Company or its Subsidiaries from operating any of their business in substantially the same manner as operated by the Company and its Subsidiaries immediately prior to the date of this Agreement. The Company and Parent shall provide such assistance, information and cooperation to each other as is reasonably required to obtain any such actions, non-actions, waivers, consents, approvals, orders and authorizations and, in connection therewith, shall notify the other person promptly following the receipt of any comments from any Governmental Entity and of any request by any Governmental Entity for amendments, supplements or additional information in respect of any registration, declaration or filing with, or notice to, such Governmental Entity and shall supply the other person with copies of all correspondence between such person or any of its representatives, on the one hand, and any Governmental Entity, on the other hand.

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          (b) In connection with the continuing operation of the business of the Company and its Subsidiaries between the date of this Agreement and the Effective Time, subject to applicable Laws, the Company shall consult in good faith on a reasonably regular basis with Parent to report material, individually or in the aggregate, operational developments, the general status of relationships with customers and resellers, the general status of ongoing operations and other matters reasonably requested by Parent pursuant to procedures reasonably requested by Parent; provided, however, that no such consultation shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

          (c) Except as prohibited by applicable Laws, the Company shall promptly notify Parent of:

               (i) the occurrence of any matter or event that (1) is, or that is reasonably likely to cause a Company Material Adverse Effect or (2) has resulted, or is reasonably likely to result, in (I) any representation and warranty of the Company set forth in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 6.2(a) would not be satisfied or (II) any other condition to the transactions contemplated hereby and set forth in Section 6.2 not being satisfied;

               (ii) the failure of the Company to perform any obligation to be performed by it under this Agreement such that the condition set forth in Section 6.2(b) would not be satisfied;

               (iii) its receipt of any notice or other communication from any person (other than a Governmental Entity) alleging that the consent of such person is required in connection with the Arrangement or any of the other transactions contemplated by this Agreement;

               (iv) its receipt of any notice or other communication from any significant customer or significant supplier to the effect that such significant customer or significant supplier is terminating or otherwise materially adversely modifying its relationship with Company or any of its Subsidiaries as a result of the Arrangement or any of the other transactions contemplated by this Agreement;

               (v) its receipt of any notice or other communication from any Governmental Entity in connection with the Arrangement or any of the other transactions contemplated hereby, and a copy of any such notice or communication (if in written form) shall be promptly furnished to Parent; and

               (vi) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.10 or that relate to the consummation of the Arrangement or any of the other transactions contemplated by this Agreement;

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provided, however, that no such notification shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

          (d) Parent shall give prompt notice to the Company of (A) any representation or warranty made by Parent or Sub contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 6.3(a) would not be satisfied, (B) the failure of Parent or Sub to perform any obligation to be performed by such party under this Agreement such that the condition set forth in Section 6.3(b) would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

          (e) Without limiting the generality of the foregoing, the Company shall give Parent the opportunity to participate in the defense of any Litigation against the Company and/or its directors relating to the Arrangement or the other transactions contemplated by this Agreement, and will obtain the prior written consent of Parent prior to settling or satisfying any such claim (which consent shall, solely in the case of any material Litigation that has resulted in any condition set forth in Section 6.2(c) not being satisfied, not be unreasonably withheld; provided, however, that no litigation shall be considered material Litigation for purposes of this Section 5.3 if Parent shall have waived any condition to effect the Arrangement set forth in Article VI, to the extent such condition is not satisfied as a result of such Litigation as of the date that all other conditions set forth in Article VI shall have been satisfied or waived by Parent); provided that nothing in this Section 5.3(e) shall obligate Parent to agree or consent to the Company or any Subsidiary divesting, holding separate, or entering into any licensing or similar arrangement with respect to, any assets (whether tangible or intangible).

     5.4 Indemnification, Exculpation and Insurance.

          (a) Parent and Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favour of the current or former directors or officers of the Company and its Subsidiaries as provided in their respective Charter Documents (or comparable organizational documents) and any indemnification or other agreements of the Company as in effect on the date of this Agreement shall survive the Arrangement and shall be binding upon all the successors and assigns of the Company and shall continue in full force and effect in accordance with their terms, and Parent shall and shall cause its Subsidiaries and successors and assigns of the Company to comply with and honor the foregoing obligations without termination or modification thereof.

          (b) The Company shall obtain as of the Effective Time a “tail” insurance policy with a claims period of six years from the Effective Time with respect to directors’ and officers’ liability insurance covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms that are no less favourable than those of such policy of the Company in effect on the date of this Agreement, which insurance shall, prior to the Effective Date, be in effect and prepaid for such six year period; provided, that in no event shall Parent or Sub be required to pay, with respect to the entire six year period following the Effective Time, premiums for insurance under this Section 5.4(b) which in the aggregate exceed one hundred fifty percent (150%) of the Company’s aggregate 2008 premiums for directors’ and officers’ liability insurance coverage; provided that, subject to the immediately proceeding sentence, Parent shall nevertheless be obligated to provide such coverage, with respect to the entire six-year period following the Effective Time, as may be obtained for such amount. For the avoidance of doubt, nothing in this Section 5.4(b) shall require Parent, Sub or the Company to make expenditures on premiums for insurance exceeding $330,000 in the aggregate. Notwithstanding the cap on the aggregate insurance premiums, none of the foregoing shall be interpreted to limit the Parent’s indemnification obligations under this Section 5.4 in the event that proceeds of insurance are insufficient to cover the same.

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          (c) The provisions of this Section 5.4 are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. It is the intention of the parties to constitute the Company as trustee for the indemnified parties of the rights and benefits of this Section 5.4 and the Company agrees to accept such trust and to hold the rights and benefits of this Section 5.4 in trust for and on behalf of the indemnified parties. The obligations of Parent and Sub under this Section 5.4 shall not be terminated or modified in such a manner as to adversely affect the rights of any indemnified party to whom this Section 5.4 applies unless (i) such termination or modification is required by applicable Laws or (ii) the affected indemnified party shall have consented in writing to such termination or modification.

     5.5 Fees and Expenses.

          (a) Except as expressly set forth in this Section 5.5, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Arrangement is consummated.

          (b) In the event that (i) an Acquisition Proposal has been publicly made known to the Company or shall have been made directly to its Shareholders or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal or an Acquisition Proposal otherwise becomes widely known to the Shareholders and thereafter both of the following occur: (A) this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(g)(i) and (B) prior to the date that is 12 months after such termination, the Company or any of its Subsidiaries enters into any Acquisition Agreement with respect to such Acquisition Proposal or such Acquisition Proposal is consummated (solely for purposes of this Section 5.5(b)(i)(B), the term “Acquisition Proposal” shall have the meaning set forth in the definition of Acquisition Proposal contained in Section 4.3 except that all references to 15% shall be deemed references to 50%); or (ii) this Agreement is terminated by Parent pursuant to Section 7.1(e) or by the Company pursuant to Section 7.1(f), then, in each such case, the Company shall pay Parent a fee equal to $1,500,000 (the “Termination Fee”) by wire transfer of same-day funds to an account designated by Parent (A) in the case of a termination by Parent pursuant to Sections 7.1(e), within two Business Days after such termination, (B) in the case of a termination by the Company pursuant to Section 7.1(f), Parent shall have received the Termination Fee prior to such termination, and (C) in the case of a payment as a result of any event referred to in Section 5.5(b)(i)(B), no later than the first to occur of such events.

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          (c) Notwithstanding anything to the contrary in this Agreement, in the event of a termination of this Agreement pursuant to Section 7.1(h), Parent shall be obligated to pay to the Company, as liquidated damages in full satisfaction of all of Parent’s obligations under this Agreement, a fee equal to $1,500,000 (the “Parent Termination Fee”) by wire transfer of same-day funds to an account designated by the Company within two Business Days of the Termination Date. Receipt of the Parent Termination Fee shall be the Company’s sole and exclusive remedy for monetary damages for a breach of this Agreement by Parent.

          (d) The parties acknowledge that the agreements contained in this Section 5.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not have entered into this Agreement. Accordingly, if any party fails to pay the amounts due pursuant to this Section 5.5 as soon as reasonably practicable after such amounts become due (the “Party in Breach”) and, in order to obtain such payment, the other party (the “Other Party”) commences a suit that results in a judgment against the Party in Breach for the amounts set forth in this Section 5.5, the Party in Breach shall pay to the Other Party its reasonable and documented costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 5.5 at the prime rate per annum for Canadian dollar commercial loans of Royal Bank of Canada in effect on the date such payment was required to be made plus 1%. The parties acknowledge that in no event shall the Party in Breach be required to pay the fee referred to in this Section 5.5 on more than one occasion.

          (e) In the event the Termination Fee is paid to Parent or the Parent Termination Fee is paid to the Company, no other amounts will be due and payable as damages or otherwise by the Company or Parent and the Company and Parent hereby accept that the Termination Fee or the Parent Termination Fee is in lieu of any damages or any other payment to which they may be entitled. Each of the parties agrees that the Termination Fee or the Parent Termination Fee constitutes payment of liquidated damages that are a genuine anticipated assessment or estimate of the damages that the Company or Parent will suffer or incur as a result of the event giving rise to such damages and resulting in the termination of this Agreement and does not and will not constitute payment of a penalty, and the Company and Parent irrevocably waive any right each of them may have to raise as a defense that any such liquidated damages are excessive or punitive. Notwithstanding the foregoing, nothing in this Agreement shall (i) relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by Parent as a result of an intentional or willful breach of this Agreement by the Company, or (ii) preclude Parent or the Company from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such covenants or agreements.

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     5.6 Public Announcements. Subject to Section 1.2(a), Parent and Sub, on the one hand, and the Company, on the other hand, shall, to the extent at all reasonably practicable, consult with each other before making, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Arrangement and the other transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such reasonably practicable consultation and without prior written consent of the other party, such consent not to be unreasonably withheld, except as may be required by applicable Laws, court process or by obligations pursuant to any listing agreement with the Stock Exchanges or any other national securities exchange or national securities quotation system; provided, however, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually, if made in compliance with the foregoing provisions of this Section 5.6).

     5.7 Board Composition. The Company acknowledges that it is Parent’s intent to assume control of the Board and operations of the Company on and after the Effective Date. The existing members of the Board immediately prior to the Effective Date shall resign as members of the Board on the Effective Date (if requested by Parent). Following completion of the Arrangement, Parent shall make or cause to be made all necessary filings and registrations under the ABCA and other applicable Laws to reflect the resignation, termination or cessation of officers and directors of the Company and its Subsidiaries within the time periods provided under and otherwise in accordance with such Laws.

     5.8 Proxies and Dissent Rights. The Company shall advise Parent, as reasonably requested, and on a daily basis on each of the last seven Business Days prior to the Special Meeting, as to the aggregate tally of proxies and votes received in respect of the Special Meeting and the number of Shares for which Dissent Rights have been exercised.

     5.9 Stock Exchanges. The Company shall use its commercially reasonable efforts to maintain the listing of the Shares on the TSX until the Effective Date and shall not withdraw its present application to NASDAQ to continue its listing on NASDAQ.

     5.10 Privacy Issues.

          (a) The parties hereto acknowledge that they are responsible for compliance at all times with Applicable Privacy Laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

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          (b) Neither party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

          (c) Each party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

          (d) Each party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable Law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

          (e) Each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the parties’ obligations hereunder. Each party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access such information in order to complete the Arrangement.

          (f) Each party shall promptly notify the other parties to this Agreement of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any Governmental Entity charged with enforcement of Applicable Privacy Laws, in responding to such inquiries, complaints, requests for access, and claims.

          (g) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the party or, at the party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

     5.11 Share Reservation. Parent agrees to reserve a sufficient number of shares of Parent Common Stock for issuance to the Shareholders in connection with the Arrangement.

     5.12 Section 3(a)(10) Exemption. In the event that, due to an amendment to the U.S. Securities Act, a change in the SEC’s interpretation of the U.S. Securities Act or a decision of a court which provides that orders of Canadian courts such as the Final Order do not qualify under Section 3(a)(10) of the U.S. Securities Act, the exemption from registration under Section 3(a)(10) of the U.S. Securities Act is not available for any reason to exempt the issuance of the Parent Common Stock in accordance with the Arrangement from the registration requirements of the U.S. Securities Act, then (unless Parent shall reasonably determine that another registration exemption is available and the Company, acting reasonably based on the advice of U.S. counsel, agrees that such other registration exemption is available) Parent shall take all necessary action to file a registration statement on Form S-4 (or on such other form that may be available to Parent) in order to register the issuance of the Parent Common Stock in accordance with the Arrangement, and shall use its reasonable commercial efforts to cause such registration statement to become effective at or prior to the Effective Time.

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     5.13 Listing Applications. Prior to the Effective Time, Parent shall prepare and file with NASDAQ, all necessary applications or other documents and pay all fees required in order to obtain the conditional listing approval of such Stock Exchange in respect of the Parent Common Stock to be delivered upon the completion of the Arrangement.

     5.14 Tax Reporting. The parties intend for the exchange of Parent Common Stock for the Shares pursuant to the Arrangement to be treated for U.S. federal income tax purposes as a taxable sale of shares. The parties agree to report the exchange of Parent Common Stock for the Shares pursuant to the Arrangement as a taxable sale and purchase of such Shares for all Tax purposes. Neither Parent nor any of its affiliates currently intends to merge, consolidate or amalgamate the Company as part of or after the Arrangement.

ARTICLE VI
CONDITIONS PRECEDENT

     6.1 Conditions to Obligations of Each Party to Effect the Arrangement. The respective obligations of the Company and Parent to effect the Arrangement is subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

          (a) Shareholder Approval. The Shareholder Approval shall have been obtained.

          (b) Interim Order. The Interim Order shall have been obtained in form and substance satisfactory to each of the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

          (c) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered, or shall have threatened to enact, issue, promulgate, enforce or enter, any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which has the effect of or would have the effect of making the Arrangement illegal or otherwise prohibiting consummation of the Arrangement.

          (d) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Judgment or order issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, “Legal Restraints”) preventing the consummation of the Arrangement shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be threatened or pending.

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          (e) Listing Approval. NASDAQ shall have authorized for listing, subject to official notice of issuance, of the Parent Common Stock to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter.

          (f) Governmental Approvals. (A) All consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement including, without limitation, the waiting period under the Competition Act and the laws of any other jurisdiction which Parent and the Company reasonably determine to be applicable, and (B) any registration statement filed by Parent in connection with its obligations, if any, under Section 5.12 hereof shall have been declared effective by the SEC.

          (g) Canadian Securities Laws Issues. The distribution of Parent Common Stock pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and are not subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to a “distribution” as defined under Canadian Securities Laws or pursuant to section 2.14 of CSA Multilateral Instrument 45-102 — Resale of Securities).

          (h) U.S. Securities Law Issues. Either (i) the Parent Common Stock to be issued in the United States in connection with the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act and U.S. state securities or “Blue Sky” laws and the securities to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the U.S. Securities Act or (ii) the registration statement on Form S-4 (or on such other form that may be available to Parent) contemplated by Section 5.12 shall have been declared effective by the SEC.

The foregoing conditions are for the mutual benefit of the parties hereto and may be waived by mutual consent of the Company and Parent in writing at any time.

     6.2 Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Arrangement are further subject to the satisfaction at or prior to the Effective Date of each of the following conditions, any of which may be waived, in writing, by Parent and Sub:

          (a) Representations and Warranties. Each of the representations and warranties of the Company in this Agreement (disregarding, for this purpose, all exceptions in those representations and warranties relating to materiality, Company Material Adverse Effect or any similar standard or qualification) shall be true and correct on and as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except to the extent expressly made as of a specified date, in which case as of such date), except where such failure to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (it being understood and agreed that, for the purposes of determining whether this condition has been satisfied with respect to the representation and warranty set forth in Section 2.14(m), Company Material Adverse Effect shall be deemed to mean a Parent Material Adverse Effect). Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company to such effect.

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          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

          (c) No Litigation. There shall be no action, suit, claim, order, injunction, investigation or other proceeding of any nature pending, or overtly threatened, by any Governmental Entity, against Parent or the Company, their respective properties or any of their respective officers or directors challenging or seeking to make illegal, the Arrangement or the other transactions contemplated by the terms of this Agreement.

          (d) Financial Statements. The Company shall have completed the audit of its consolidated balance sheets as of December 31, 2008 and the related consolidated statements of income, cash flow and stockholders’ equity for the twelve (12) month period then ended (collectively, the “2008 Audited Financials”) and filed its Annual Report on Form 20-F or Form 10-K with the SEC in compliance with all applicable U.S. Securities Laws.

          (e) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event or condition of any character that has had, or is reasonably likely to have, a Company Material Adverse Effect and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

          (f) Dissent Rights. Dissent Rights shall not have been exercised with respect to more than 5% of the aggregate number of Shares outstanding at the time of the Special Meeting in connection with the Arrangement.

          (g) Voting Support Agreements. The Voting Support Agreements between Parent and the directors, officers and Shareholders identified on Section 6.2(g) of the Disclosure Schedule has been executed and delivered by such Shareholders and are in full force and effect.

          (h) No Financial Statement Restatement. The audited consolidated balance sheets and the related consolidated statements of income, cash flow and stockholders’ equity included within the Filed Public Disclosure Documents (including the 2008 Audited Financials, once filed) are misstated in a manner that requires restatement (other than a restatement that is immaterial to the historical consolidated financial position, results of operations or cash flows of the Company).

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     6.3 Conditions to Obligations of the Company

     . The obligation of the Company to effect the Arrangement is further subject to the satisfaction at or prior to the Effective Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

          (a) Representations and Warranties. The representations and warranties of Parent and Sub in this Agreement (disregarding, for this purpose, all exceptions in those representations and warranties relating to materiality, Parent Material Adverse Effect or any similar standard or qualification) shall be true and correct on and as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except to the extent expressly made as of a specified date, in which case as of such date), except where such failure to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect

          (b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Date, and the Company shall have received a certificate signed on behalf of Parent by an authorized signatory of Parent to such effect.

          (c) Consideration. Sub shall have deposited or cause to be deposited with the Depository, for the benefit of the Shareholders, the number of shares of Parent Common Stock and the aggregate amount of cash consideration to be paid by Sub to the Shareholders pursuant to the Plan of Arrangement.

          (d) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event or condition of any character that has had, or is reasonably likely to have, a Parent Material Adverse Effect and the Company shall have received a certificate signed on behalf of Parent by an authorized signatory of Parent to such effect.

     6.4 Frustration of Closing Conditions. None of the Company, Parent or Sub may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. This Agreement may be terminated and the Arrangement abandoned at any time prior to the Closing:

          (a) by mutual written agreement of the Company, Parent and Sub;

          (b) by Parent or the Company if the Effective Date shall not have occurred by June 15, 2009 (the “Termination Date”); for any reason provided, however, that in the event the Effective Date has not occurred solely as the result of the failure of the condition set forth in Section 6.2(c), and such condition is reasonably likely to be satisfied within an additional thirty (30) days, then the Termination Date shall be automatically extended for thirty (30) days; and provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Arrangement to occur on or before such date and such action or failure to act constitutes breach of this Agreement;

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          (c) by Parent or the Company if: (i) there shall be a final non-appealable order of a federal, state or provincial court in effect preventing consummation of the Arrangement, or (ii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Arrangement by any Governmental Entity that would make consummation of the Arrangement illegal;

          (d) by Parent or the Company if the Special Meeting shall have been held and the Shareholder Approval shall not have been obtained thereat or at any adjournment or postponement thereof;

          (e) by Parent, in the event the Company has delivered an Adverse Recommendation Change Notice or an Adverse Recommendation Change has occurred;

          (f) by the Company, prior to obtaining the approval of the Arrangement Resolution by the holders of Shares entitled to vote thereon, if (i) the Board has effected an Adverse Recommendation Change in compliance with the procedures set forth in Section 4.3 and (ii) pays the Termination Fee to Parent prior to such termination and concurrently with such termination the Company enters into an Acquisition Agreement with respect to a Superior Proposal;

          (g) by Parent, so long as Parent is not in material breach of its obligations under this Agreement, if (i) the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Article VI and (B) is incapable of being cured by the Company by the Termination Date or, if capable of being cured by the Company by the Termination Date, the Company does not commence to cure such breach or failure within ten (10) calendar days after its receipt of written notice thereof from Parent and diligently pursue such cure thereafter, or (ii) if any Legal Restraint having any of the effects referred to in Sections 6.1(c) or 6.1(d) shall be in effect and shall have become final and non-appealable;

          (h) by the Company, so long as the Company is not in material breach of its obligations under this Agreement, if Parent shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Article VI and (ii) is incapable of being cured by Parent by the Termination Date or, if capable of being cured by Parent by the Termination Date, Parent does not commence to cure such breach or failure within ten (10) calendar days after its receipt of written notice thereof from the Company and diligently pursue such cure thereafter;

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          (i) by Parent if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Arrangement by any Governmental Entity, which would: (i) prohibit Parent’s ownership or operation of any portion of the business of the Company or (ii) compel Parent or the Company to dispose of or hold separate all or any portion of the business or assets of the Company or Parent as a result of the Arrangement; or

          (j) by Parent at any time after the twentieth (20th) day following execution of this Agreement if there has been a failure of the condition set forth in Section 6.2(g) which is continuing on the date Parent gives written notice to the Company terminating this Agreement.

     7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than Section 5.2, Section 5.5, Section 7.1(j) and Article VIII and except for any material breach by a party that is willful or intentional of any of its representations, warranties, covenants or agreements set forth in this Agreement (liability for which shall be as set forth in Section 5.5).

     7.3 Amendment. This Agreement may be amended by the parties hereto at any time, whether before or after the Shareholder Approval has been obtained; provided, however, that after the Shareholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by shareholders of the parties without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     7.4 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after the Shareholder Approval has been obtained, there shall be made no waiver that by Law requires further approval by shareholders of the parties without the further approval of such shareholders. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party which specifically sets forth the terms of such extension or waiver. The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

ARTICLE VIII
GENERAL PROVISIONS

     8.1 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

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     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or overnight or same-day courier service of national reputation (including U.S. Postal Service overnight delivery), or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

(a)	if to Parent or Sub, to:

Nuance Communications, Inc.
1 Wayside Road
Burlington, Massachusetts 01803
Attention: Senior Vice President Corporate Development
Facsimile No.: (781) 565-5001

with copies to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation
1700 K Street N.W., Fifth Floor
Washington, D.C. 20006
Attention: Robert Sanchez
Facsimile No.: (202) 973-8899

and to:

Blake, Cassels & Graydon LLP
199 Bay Street, Suite 2800
Commerce Court West
Toronto, Ontario M5L 1A9
Attention: Chris Hewat
Facsimile No.: (416) 863-2653

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(b)	if to the Company, to:

Zi Corporation
210, 840 — 7th Avenue S.W.
Calgary, Alberta T2P 3G2
Attention: General Counsel
Facsimile No.: (403) 233-8878

with copies to:

Carscallen Leitch LLP
Suite 1500, 407 — 2nd Street S.W.
Calgary, Alberta T2P 2Y3
Attention: Donald Leitch
Facsimile No.: (403) 262-2952
and to: Troutman Sanders LLP 222 Central Park Avenue Suite 2000 Virginia Beach, VA 23462 Attention: Thomas Rose Facsimile No.: (757) 687-1529

     8.3 Interpretation. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

          (a) Definitions. For purposes of this Agreement:

               “2008 Audited Financials” has the meaning given to it in Section 6.2(d).

               “ABCA” means the Business Corporations Act (Alberta), including the regulations promulgated thereunder, as now enacted or as the same may from time to time be amended, re-enacted or replaced;

               “Acquisition Agreement” has the meaning given to it in Section 4.3(b);

               “Acquisition Proposal” has the meaning given to it in Section 4.3(a);

               “Adverse Recommendation Change” has the meaning given to it in Section 4.3(b);

               “Adverse Recommendation Change Notice” has the meaning given to it in Section 4.3(b);

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               “affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such first person;

               “Affiliated Group” means any affiliated group within the meaning of Section 1504 of the Code or any comparable or analogous group under any other Law;

               “Agreement” has the meaning given to it in the Preamble;

               “Applicable Privacy Laws” means any and all applicable Law relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

               “Arrangement” means the arrangement involving Sub, the Parent and the Company under the provisions of section 193 of the ABCA on the terms and conditions set forth in this Agreement resulting, inter alia, in the direct acquisition by Sub of all of the outstanding Shares of the Company or any successor thereof, all on such terms as are consistent with the provisions hereof, all as more particularly described in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 1.10, Section 4.3, or the Plan of Arrangement or made at the direction of the Court in the Final Order;

               “Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement to be considered at the Special Meeting, substantially in the form of Exhibit B, and any amendments or variations thereto made in accordance with the provisions of this Agreement or made at the direction of the Court in the Interim Order or otherwise;

               “Articles of Arrangement” means the articles of arrangement of the Company to be filed with the Registrar after the Final Order is made in order for the Arrangement to become effective;

               “Board” means the board of directors of the Company;

               “Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday observed in the Province of Alberta or the Commonwealth of Massachusetts;

               “Charter Documents” has the meaning given to it in Section 2.1;

               “Closing Date” means the earliest of: (a) the date that is three Business Days after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article VI (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date); (b) the date that is the day prior to the Termination Date; and (c) such date as mutually agreed in writing by the Company and Parent;

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               “Code” has the meaning given to it in Section 1.11;
               “Company” has the meaning given to it in the Preamble;
               “Company Authorizations” has the meaning given to it in Section 2.16;
               “Company Balance Sheet” has the meaning given to it in Section 2.7(b);

               “Company Employee Plan” shall mean any plan, program, policy, practice, agreement, undertaking or other arrangement providing for compensation, severance, termination pay, deferred compensation, pension, retirement, supplemental retirement, profit sharing or savings benefits, performance awards, stock or stock-related awards, fringe benefits, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, insured or uninsured, registered or unregistered, including without limitation, the Plans which is or has been maintained, contributed to, or required to be contributed to, by the Company or any Subsidiary for the benefit of any Employee (or any spouse, dependent, survivor or beneficiary of any Employee), or with respect to which the Company or any Subsidiary has or may have any liability or obligation. Notwithstanding the foregoing, employer contributions or Taxes towards social security and government-mandated and workers’ compensation and unemployment insurance shall not be considered to be “Company Employee Plans” for purposes of this Agreement;

               “Company Intellectual Property” has the meaning given to it in Section 2.14(a);

               “Company Material Adverse Effect” means, in respect of the Company, any one or more changes, events, occurrences or state of facts, which is, individually or in the aggregate, materially adverse to the business, assets (whether tangible or intangible), condition (financial or otherwise), operations, results of operations, cash flows, capitalization or obligations (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence: (i) resulting from an international or national act or threatened act of terrorism, war or military or paramilitary aggression; (ii) resulting from a natural disaster, including but not limited to a tornado, hurricane, lightning strike, tsunami, earthquake, wildfire, mudslide, sulfuric hail or exceptionally heavy precipitation; (iii) which is a change in the trading price of the publicly traded securities of the Company immediately following and reasonably attributable to the disclosure of the Arrangement and the matters contemplated hereby, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Company Material Adverse Effect” has occurred and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

               “Company Registered Intellectual Property Rights” has the meaning given to it in Section 2.14(b);

               “Company Source Code” has the meaning given to it in Section 2.14(t);

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               “Competition Act” means the Competition Act (Canada), as now enacted or as the same may from time to time be amended, re-enacted or replaced;

               “Confidentiality Agreement” has the meaning given to it in Section 4.3(a);

               “Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, license, lease or other contract, commitment, agreement, instrument, arrangement, understanding, obligation, undertaking or license, whether oral or written (each, including all amendments thereto);

               “Contract List” means Exhibit E hereto;

               “Court” means the Court of Queen’s Bench of Alberta;

               “CSA” means the Canadian Securities Administrators;

               “Depository” has the meaning given in the Plan of Arrangement;

               “Disclosure Documents” means all the documents, notes, presentation, spreadsheets, contracts and other materials provided by the Company to the parent in the electronic data room (accessed under www.datasite.merrillcorp.com) and during due diligence conducted by the Parent and its representatives during September 29 to October 17, 2008 and as subsequently provided from time to time by the Company in writing.

               “Disclosure Schedule” has the meaning given to it in Article II;

               “Disclosed Personal Information” has the meaning given to it in Section 5.10(a);

               “Dissent Rights” means the rights of dissent in favour of Shareholders in respect of the Arrangement as contemplated in the Plan of Arrangement;

               “Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate issued by the Registrar pursuant to the ABCA;

               “Effective Time” means the time at which Articles of Arrangement are filed with the Registrar on the Effective Date;

               “Employee” shall mean any current or former employee, consultant, independent contractor or director of the Company or any Subsidiary;

               “Environmental Laws” means all Laws relating to pollution or protection of the environment or exposure of any individual to Hazardous Materials, including laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, registration, distribution, labeling, recycling, use, treatment, storage, disposal, transport or handling of Hazardous Materials and including any Hazardous Materials related electronic waste, product content or product take-back requirements;

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               “Executive Director” means the Executive Director of the Alberta Securities Commission;

               “Filed Public Disclosure Document” has the meaning given to it in Section 2.7(b);

               “Final Order” means the final order of the Court pursuant to section 193(9) of the ABCA, approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

               “GAAP” has the meaning given to it in Section 2.7(b);

               “Governmental Entity” means any (i) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, commissioner (including the Canadian Commissioner of Competition), tribunal (including the Canadian Competition Tribunal) board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, (iv) any self-regulatory agencies or organizations or (v) any stock exchange or automated quotation system;

               “guarantee” of or by any person means any obligation, contingent or otherwise, of such person guaranteeing any Indebtedness of any other person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (ii) to purchase property, securities or services for the purpose of assuring the owner of such Indebtedness of the payment of such Indebtedness or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness; provided, however, that the term guarantee shall not include endorsements for collection or deposit, in each case in the ordinary course of business consistent with past practices;

               “Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, asbestos-containing materials (ACM), hazardous substances, petroleum and petroleum products or any fraction thereof;

               “Incorporated Open Source Software” has the meaning given to it in Section 2.14(u);

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               “Indebtedness” of any person means (i) all obligations of such person for borrowed money or with respect to deposits or advances of any kind, (ii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such person upon which interest charges are customarily paid, other than trade credit incurred in the ordinary course of business consistent with past practices, (iv) all obligations of such person under conditional sale or other title retention agreements relating to property or assets purchased by such person, (v) all obligations of such person issued or assumed as the deferred purchase price of property or services, (vi) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (vii) all guarantees by such person, (viii) all capital lease obligations of such person, (ix) all obligations of such person in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements and (x) all obligations of such person as an account party in respect of letters of credit and bankers’ acceptances. The Indebtedness of any person shall include the indebtedness of any partnership in which such person is a general partner;

               “Intellectual Property Rights” has the meaning given to it in Section 2.14(a);

               “Interim Order” means the interim order of the Court pursuant to section 193(4) of the ABCA, as the same may be amended by the Court, made in connection with the Arrangement following the application contemplated by Section 1.4 of this Agreement;

               “Judgment” means any federal, state, provincial or local, domestic or foreign, judgment, order, writ or decree of any Governmental Entity;

               With respect to the Company, “knowledge” or “known” means the knowledge of Milos Djokovic, Blair Mullin, Axel Bernstorff, Roland Williams, Brandon Mensinga, Weigen Qiu, Blevins Tang, Trevor Sponagle, Jackie Zhang, Jason Paul, Jack Hilliard and Lisa Gao; provided, however, that such persons shall have made due and diligent inquiry of those employees of the Company whom such persons reasonably believe would have actual knowledge of the matters represented;

               “Law” means any federal, state, provincial, local, domestic or foreign statute, law (including common law), code, ordinance, rule or regulation of any Governmental Entity;

               “Leased Real Property” has the meaning given to it in Section 2.13(a);

               “Legal Restraints” has the meaning given to it in Section 6.1(d);

               “Liabilities” has the meaning given to it in Section 2.8;

               “Liens” means any lien, pledge, charge, claim, mortgage, security interest or other encumbrance of any sort;

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               “Litigation” means suit, claim, action, arbitration, investigation or judicial, administrative and regulatory proceeding;

               “Matching Period” has the meaning given to it in Section 4.3(b);

               “Material Contract” has the meaning given to it in Section 2.15(a);

               “Misrepresentation” has the meaning ascribed thereto in the Securities Act (Alberta);

               “MI 61-101” has the meaning given to it in Section 2.30;

               “NASDAQ” has the meaning given to it in Section 2.2(c);

               “OEM Licenses” has the meaning given to it in Section 4.1(p);

               “Optionholders” means the holders of Options;

               “Options” means any existing rights or options to purchase Shares outstanding under the Plans;

               “ordinary course of business”, “ordinary course of business consistent with past practices”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable;

               “Other Party” has the meaning given to it in Section 5.5(d);

               “Parent” has the meaning given to it in the Preamble;

               “Parent Balance Sheet” has the meaning given to it in Section 3.8;

               “Parent Common Stock” means the common stock, par value $0.001 per share, of Parent;

               “Parent Material Adverse Effect” means, in respect of the Parent, any one or more changes, events, occurrences or state of facts, which is, individually or in the aggregate, materially adverse to the business, assets (whether tangible or intangible), condition (financial or otherwise), operations, results of operations, cash flows, capitalization or obligations (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence: (i) resulting from an international or national act or threatened act of terrorism, war or military or paramilitary aggression; (ii) resulting from a natural disaster, including but not limited to a tornado, hurricane, lightning strike, tsunami, earthquake, wildfire, mudslide, sulfuric hail or exceptionally heavy precipitation; (iii) which is a change in and of itself in the trading price of the publicly traded securities of the Parent, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Parent Material Adverse Effect” has occurred and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

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               “Party in Breach” has the meaning given to it in Section 5.5(d);

               “Parent SEC Reports” has the meaning given to it in Section 3.6;

               “Parent Termination Fee” has the meaning given to it in Section 5.5(c);

               “person” means any natural person, corporation, limited liability company, unlimited liability company, partnership, joint venture, trust, business association, Governmental Entity or other entity;

               “Personal Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to a party (or any of its representatives or agents) by another party (or any of its representatives or agents) in accordance with this Agreement and/or as a condition of the Arrangement, and includes all such personal information disclosed to the Parent by the Company prior to the execution of this Agreement;

               “Plan of Arrangement” means, in relation to the Arrangement, the plan of arrangement under section 193 of the ABCA in the form and having the content of Exhibit A and any amendments or variations thereto made in accordance with the provisions hereof or thereof or made at the direction of the Court in the Interim Order or the Final Order;

               “Plans” means the Zi Corporation Stock Incentive Plan — 2007 and each other share incentive plan or share compensation agreement of the Company;

               “Proxy Circular” means the notice of meeting and management information circular of the Company to be prepared and sent to Shareholders, Optionholders and Warrantholders, if applicable, in connection with the Special Meeting, including the schedules and appendices thereto and all amendments from time to time made thereto;

               “Public Disclosure Documents” has the meaning given to it in Section 2.7(b);

               “Purchase Consideration” means has the meaning given to it in the Plan of Arrangement;

               “Registered Intellectual Property Rights” has the meaning given to it in Section 2.14(a);

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               “Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed pursuant to section 263 of the ABCA;

               “Returns” has the meaning given to it in Section 2.11(a)(ii);

               “RSA” means a restricted stock award granted pursuant to the Zi Corporation Stock Incentive Plan — 2007;

               “RSU” means a restricted stock unit granted pursuant to the Zi Corporation Stock Incentive Plan — 2007;

               “Sarbanes Act” has the meaning given to it in Section 2.7(d);

               “SEC” means the U.S. Securities and Exchange Commission;

               “Securities Act (Alberta)” means the Securities Act (Alberta), as now enacted or as the same may from time to time be amended, re-enacted or replaced, and all other applicable Canadian provincial securities laws, rules and regulations thereunder;

               “Securities Laws” means (i) the Securities Act (Alberta), (ii) the U.S. Securities Act, and the U.S. Exchange Act, and all other applicable U.S. state securities and “Blue Sky” laws, and (iii) the regulations promulgated by any Stock Exchange or governing body thereof;

               “Share Consideration” has the meaning given to it in the Plan of Arrangement;

               “Shareholder Approval” means approval of the Arrangement Resolution by not less than two-thirds of the votes cast by the holders of Shares entitled to vote thereon and present in person or by proxy at the Special Meeting or any postponement or adjournment thereof, in accordance with applicable Laws and the Interim Order;

               “Shareholders” means the holders of Shares (including both registered and beneficial holders);

               “Shares” means the common shares in the capital of the Company;

               “Special Meeting” means the special meeting of the Shareholders (including any adjournments or postponements thereof) to be held to consider, among other things, the Arrangement Resolution;

               “Specified Contracts” means the contracts listed on Exhibit D hereto;

               “Stock Exchange” or “Stock Exchanges” has the meaning given to it in Section 2.2(c);

               “Sub” has the meaning given to it in the Preamble;

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               “Subsidiary” or “Subsidiaries” of any person shall mean any other person (i) more than 50% of whose outstanding shares or securities representing the right to vote for the election of directors or other managing authority of such other person are, now or hereafter, owned or controlled, directly or indirectly, by such first person, but such other person shall be deemed to be a Subsidiary only so long as such ownership or control exists, or (ii) which does not have outstanding shares or securities with such right to vote, as may be the case in a partnership, joint venture or unincorporated association, but more than 50% of whose ownership interest representing the right to make the decisions for such other person is, now or hereafter, owned or controlled, directly or indirectly, by such first person, but such other person shall be deemed to be a Subsidiary only so long as such ownership or control exists;

               “Superior Proposal” has the meaning given to it in Section 4.3(a);

               “Support Agreement” means a support agreement between Parent, Sub and a Shareholder for such Shareholder to, inter alia, support the Arrangement and vote in favour of the Arrangement Resolution;

               “Tax” or “Taxes” has the meaning given to it in Section 2.11(a)(i);

               “Tax Act” has the meaning given to it in Section 1.11;

               “Technology” has the meaning given to it in Section 2.14(a);

               “Termination Date” has the meaning given to it in Section 7.1(b);

               “Termination Fee” has the meaning given to it in Section 5.5(b);

               “TSX” has the meaning given to it in Section 2.2(c);

               “United States” or “U.S.” means the United States of America;

               “U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

               “U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

               “WARN Act” means the Worker Adjustment and Retraining Notification Act, as amended, and the rules and regulations promulgated thereunder;

               “Warrants” means the warrants to purchase 1,709,532 Shares at the exercise price per Share of $2.14, expiring March 29, 2012; and

               “Warrantholders” means the holders of Warrants.

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     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     8.5 Entire Agreement. This Agreement, the Exhibits hereto, the Disclosure Schedule and the documents and instruments and other agreements among the parties hereto referenced herein: (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, and (ii) are not intended to confer upon any other person any rights or remedies hereunder.

     8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to negotiate in good faith to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 Other Remedies. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief.

     8.8 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by, and construed in accordance with, the Laws of the Province of Alberta, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

     8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Sub of any of its respective obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns.

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     8.10 Consent to Jurisdiction; Service of Process; Venue. Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the Province of Alberta for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its Subsidiaries except in such courts). Each of the parties further agrees that, to the fullest extent permitted by applicable Laws, service of any process, summons, notice or document by registered mail to such person’s respective address set forth above shall be effective service of process for any action, suit or proceeding in the courts of the Province of Alberta with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim), any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the Province of Alberta or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

     8.11 Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Laws, any right it may have to a trial by jury in respect of any suit, action or other proceeding directly or indirectly arising out of, under or in connection with this Agreement. Each party hereto (a) certifies that no representative, agent or lawyer of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.11.

     8.12 Enforcement. Subject to the provisions of Section 5.5, the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement and to other equitable relief as may be awarded by the courts of the Province of Alberta, this being in addition to any other remedy to which they are entitled at Law or in equity, without the necessity of posting a bond or security in connection therewith.

     8.13 Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and executed and delivered to the other parties by a person duly authorized by such party to do so.

     8.14 Currency. Unless otherwise specifically indicated, all sums of money referred to in this Agreement means U.S. dollars.

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     8.15 Date for Any Action. If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

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     IN WITNESS WHEREOF, Parent, Sub, and the Company have caused this Arrangement Agreement to be signed, all as of the date first written above.

NUANCE COMMUNICATIONS, INC.
By:	/s/ Thomas Beaudoin
	Name:	Thomas Beaudoin
	Title:	Chief Financial Officer

NUANCE ACQUISITION ULC
By:	/s/ Thomas Beaudoin
	Name:	Thomas Beaudoin
	Title:	President

[Signature Page to Arrangement Agreement]

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     IN WITNESS WHEREOF, Parent, Sub, and the Company have caused this Arrangement Agreement to be signed, all as of the date first written above.

ZI CORPORATION
By:	/s/ Milos Djokovic
	Name:	Milos Djokovic
	Title:	Chief Executive Officer

[Signature Page to Arrangement Agreement]

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EXHIBIT A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 193 OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1 Definitions

     In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“ABCA” means the Business Corporations Act (Alberta), including the regulations promulgated thereunder, as now enacted or as the same may from time to time be amended, re-enacted or replaced;

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions means this arrangement under section 193 of the ABCA on the terms and conditions set out in this Plan of Arrangement, subject to any amendment or modification thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement, or made at the direction of the Court in the Final Order (with the consent of the Company and the Parent, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement made as of the 26th day of February, 2009 between the Company, Sub and the Parent, as the same may be amended, supplemented or restated in accordance with its terms providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement to be considered at the Special Meeting, substantially in the form of Exhibit B attached to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement or made at the direction of the Court in the Interim Order or otherwise;

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“Articles of Arrangement” means the articles of arrangement of the Company to be filed with the Registrar after the Final Order is made in order for the Arrangement to become effective;

“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday observed in the Province of Alberta or the Commonwealth of Massachusetts;

“Cash Consideration” means (i) if the Closing Price is less than the Signing Price, $0.34 per Share plus the Contingent Amount; or (ii) if the Closing Price is greater than or equal to the Signing Price, $0.34 per Share;

“Certificate” means the certificate(s) or other confirmation of filing to be issued by the Registrar pursuant to section 193(11) of the ABCA giving effect to the Arrangement or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

“Closing Date” has the meaning given to it in the Arrangement Agreement;

“Closing Price” the volume-weighted sales price per Share rounded to four decimal places of Parent Common Stock on the NASDAQ for the consecutive period of ten (10) Business Days beginning at 9:30 a.m. New York time on the tenth Business Day immediately preceding the Closing Date and concluding at 4:00 p.m. New York time on the first Business Day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function “NUAN Equity AQR”;

“Company” means Zi Corporation, a corporation incorporated under the ABCA;

“Contingent Amount” means a dollar amount equal to the lesser of (i) the product of (x) the Equity Consideration and (y) the absolute value of the Closing Price less the Signing Price, and (ii) $0.0525;

“Contingent Option Amount” means for each In-the-Money Option a dollar amount equal to the product of (i) the In-the-Money Option Consideration payable under such In-the-Money Option divided by $0.69, and (ii) the Contingent Amount;

“Court” means the Court of Queen’s Bench of Alberta;

“Depository” means Olympia Trust Company;

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“Dissent Rights” shall have the meaning ascribed thereto in Section 3.1(a);

“Dissenting Shareholder” means a Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid the fair value of its Shares;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate;

“Effective Time” means the time at which Articles of Arrangement are filed with the Registrar on the Effective Date;

“Equity Consideration” means a number of fully paid and non-assessable shares of Parent Common Stock equal to (i) $0.35 divided by (ii) the Signing Price;

“Final Order” means the final order of the Court pursuant to section 193(9) of the ABCA, approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Entity” means any (i) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, commissioner (including the Canadian Commissioner of Competition), tribunal (including the Canadian Competition Tribunal), board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) any self-regulatory agencies or organizations;

“Interim Order” means the interim order of the Court pursuant to section 193(4) of the ABCA, as the same may be amended by the Court, made in connection with the Arrangement following the application contemplated by the Arrangement Agreement;

“In-the-Money Option Consideration” shall have the meaning ascribed thereto in Section 2.2(f)(i);

“In-The Money Options” means those Options that as of the Effective Time have an exercise price that is less than $0.69;

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“Law” means any federal, state, provincial, local, domestic or foreign statute, law (including common law), code, ordinance, rule or regulation of any Governmental Entity;

“Letter of Transmittal” means letters of transmittal to be forwarded or made available by the Company to Shareholders and Optionholders, respectively, in such forms as are acceptable to Sub, acting reasonably, for use by Shareholders and Optionholders in connection with the Arrangement;

“Liens” means any lien, pledge, charge, claim, mortgage, security interest or other encumbrance of any sort;

“NASDAQ” means NASDAQ Capital Markets;

“Notice of Dissent” means a written notice provided by a Shareholder to the Company setting forth such Shareholder’s objection to the Arrangement Resolution and exercise of the Dissent Rights;

“Option Consideration” shall have the meaning ascribed thereto in Section 2.2(f)(ii);

“Optionholders” means the holders of Options;

“Options” means, collectively, all rights to acquire Shares (other than the RSAs and the RSUs) under the Plans outstanding immediately prior to the Effective Time;

“Parent” means Nuance Communications, Inc., a corporation incorporated under the laws of the State of Delaware;

“Parent Common Stock” means the common stock, par value of $0.001 per share, of Parent;

“Parent Warrant” shall have the meaning ascribed thereto in Section 2.2(g);

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

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“Plan of Arrangement” means this plan of arrangement under section 193 of the ABCA, and any amendment or variation made in accordance with the terms hereof or in accordance with the Arrangement Agreement or made at the direction of the Court in the Interim Order or the Final Order, and references to “Article” or “Section” mean the specified Article or Section of this Plan of Arrangement;

“Plans” means the Zi Corporation Stock Incentive Plan — 2007 and each other share incentive plan or share compensation agreement of the Company;

“Proxy Circular” means notice of meeting and management information circular of the Company to be prepared and sent to Shareholders, registered Optionholders and registered Warrantholders, registered holders of RSAs and registered holders of RSUs in connection with the Special Meeting, including the schedules and appendices thereto and all amendments from time to time made thereto;

“Registrar” means the Registrar of Corporations or Deputy Registrar of Corporations appointed pursuant to section 263 of the ABCA;

“Registration Rights Agreement” means the registration rights agreement made and entered into as of March 23, 2007 between the Company and each of the several purchasers signatory thereto;

“RSA” means a restricted stock award granted pursuant to the Zi Corporation Stock Incentive Plan — 2007;

“RSU” means a restricted stock unit award granted pursuant to the Zi Corporation Stock Incentive Plan — 2007;

“Shareholders” means, at any time and unless the context otherwise requires, the registered holders of Shares at such time;

“Share Consideration” means the aggregate of the Cash Consideration and the Equity Consideration;

“Shares” means the common shares in the capital of the Company;

“Signing Price” means $9.4760, reflecting the volume-weighted average sales price per Share rounded to four decimal places of Parent Common Stock on the NASDAQ for the consecutive period of ten (10) Business Days beginning at 9:30 a.m. New York time on the tenth Business Day immediately preceding the date of the Arrangement Agreement and concluding at 4:00 p.m. New York time on the first Business Day immediately preceding the date of the Arrangement Agreement, as calculated by Bloomberg Financial LP under the function “NUAN Equity AQR”;

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“Special Meeting” means the special meeting of the Shareholders (including any adjournments or postponements thereof) to be held to consider, among other things, the Arrangement Resolution;

“Sub” means Nuance Acquisition ULC, an Alberta unlimited liability company, wholly-owned by Parent;

“Terminated Option Consideration” shall have the meaning ascribed thereto in Section 2.2(f)(ii);

“Warrantholders” means the holders of Warrants; and

“Warrants” means the warrants to purchase 1,709,532 Shares at an exercise price per Share of $2.14, expiring on March 29, 2012.

1.2 Number and Gender

     In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.3 Interpretation Not Affected by Headings, etc.

     The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4 Time

     All times expressed herein or in any Letter of Transmittal refer to the local time in Calgary, Alberta, unless otherwise stipulated herein or therein.

1.5 Currency

     All references to currency in this Plan of Arrangement are to United States dollars, being lawful money of the United States of America, unless otherwise specified.

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1.6 Statutory References

     Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

1.7 Time Periods

     In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day that is a Business Day in such place.

ARTICLE 2
THE ARRANGEMENT
2.1 Effectiveness

     This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate will become effective on and after the Effective Time (except as otherwise provided herein) and will be binding from and after the Effective Time on: (a) the Company; (b) Sub; (c) Parent; and (d) all holders and all beneficial owners of Shares, Warrants, Options, RSAs and RSUs.

     The Articles of Arrangement and the Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of this Article 2 have become effective in the sequence set out herein.

2.2 The Arrangement

     On the Effective Date and commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)

each Share in respect of which Dissent Rights have been validly exercised before the Effective Time shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Sub in consideration for an amount to be determined and paid in the manner described in Article 3, and the name of such holder will be removed from the register of holders of Shares, and Sub shall be recorded as the registered holder of Shares so transferred and shall be deemed to be the legal and beneficial owner of such Shares free and clear of any Liens;

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(b)

each Share outstanding immediately prior to the Effective Time (including any Shares issued immediately prior to the Effective Time upon: (i) the effective exercise of Warrants immediately prior to the Effective Time; and (ii) the effective exercise of Options in accordance with Section 2.2(f); (iii) the deemed exercise of the RSUs in accordance with Section 2.2(e); and (iv) the deemed non-forfeiture and free transferability of the RSAs in accordance with Section 2.2(d)), other than Shares held by Sub and its affiliates, and other than Shares held (or previously held) by a Dissenting Shareholder, shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Sub in consideration for the Share Consideration, and the name of such holder will be removed from the register of holders of Shares and added to the register of holders of Parent Common Stock and Sub shall be recorded as the registered holder of Shares so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any Liens;

(c)

notwithstanding any of the foregoing, no fractional shares of Parent Common Stock will be issued hereunder; provided however that if the result of Section 2.2(b) is an entitlement by a holder of Shares to an aggregate number of shares of Parent Common Stock that includes a fraction of a Parent Share, then if such fraction is 0.5 or higher, such fraction shall be rounded up, and if such fraction is less than 0.5, such fraction shall be rounded down, in each case to the nearest whole number;

(d)

notwithstanding the terms of any restricted stock awards entered into by the Company and a holder of RSAs, all RSAs issued and outstanding shall be deemed to be non-forfeitable and freely transferable immediately prior to the Effective Time such that the Shares underlying the RSAs are released to the RSA holder for transfer in accordance with Section 2.2(b) and such RSAs shall at the Effective Time immediately be terminated. Immediately following the Effective Time the Company shall cease to have any obligation or liability with respect to any RSAs and the holders thereof shall cease to be holders thereof (and the name of such holders shall be removed from the register of RSAs) and each certificate or agreement formerly representing such RSAs shall be null and void;

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(e)

notwithstanding the terms of any restricted stock unit agreement entered into by the Company and a holder of RSUs, all RSUs issued and outstanding shall vest and be deemed to be exercised immediately prior to the Effective Time such that the Shares underlying the RSUs are issued to the RSU holder for transfer in accordance with Section 2.2(b) and such RSUs shall thereupon be terminated and the Company shall cease to have any obligation or liability with respect to any such terminated RSUs and the holders thereof and each certificate or agreement formerly representing such RSUs shall be null and void;

(f)

notwithstanding the terms of the Plans and any stock option agreements entered into by the Company and a holder of Options, all the Options (including the In-the-Money Options) that have not previously vested shall vest at the time that is immediately prior to the Effective Time and subject to applicable withholdings determined in accordance with Section 5.4;

(i)

each In-the-Money Option shall, without any further act or formality by or on behalf of the holder of such In-the-Money Option or the Company, be surrendered by such holder to the Company in consideration for an amount per Share underlying such In-the-Money Option, equal to: (A) $0.69, less (B) the exercise price payable under such In-the-Money Option by such holder, such exercise price converted into U.S. dollars, if necessary, based on the noon buying rate for Canadian dollars of the Federal Reserve Bank of New York on the second Business Day immediately preceding the date of the Arrangement Agreement (the difference being, the “In-the-Money Option Consideration”). The In-the-Money Option Consideration shall be payable by the Company as follows: (1) the delivery of a number of fully paid and non-assessable shares of Parent Common Stock equal to (x) the product of In-the-Money Option Consideration and (35/69), divided by (y) the Signing Price; and (2) an amount in cash equal to (x) if the Closing Price is less than the Signing Price, the product of the In-the-Money Option Consideration and plus the Contingent Option Amount, or (y) if the Closing Price is greater than or equal to the Signing Price, the product of the In-the-Money Option Consideration and (34/69); and each such In-the-Money Option shall be thereupon terminated. The Company shall cease to have any obligation or liability with respect to such In-the-Money Option or the holder thereof and such holder shall cease to be the holder of such In-the-Money Option (and the name of such holder shall be removed from the register of holders of Options) and each certificate or option agreement formerly representing such In-the-Money Option shall thereafter entitle a holder thereof to receive the In-the-Money Option Consideration upon the presentation and surrender of such In-the-Money Option certificate or option agreement and a Letter of Transmittal to the Depository (acting on behalf of the Company). No security or instrument or other evidence of indebtedness shall be issued to such holder of such In-the-Money Option in respect of the entitlement of such holder to receive payment of cash as provided herein; and

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(ii)

subject to Section 2.2(f)(i), all Options, other than In-the-Money Options, outstanding immediately prior to the Effective Time shall be surrendered immediately prior to the Effective Time to the Company in consideration for the price of $0.0001 per Option (the “Terminated Option Consideration”, and together with the In-the-Money Option Consideration, the “Option Consideration”) and such Options so surrendered shall thereupon be terminated. The Company shall cease to have any obligation or liability with respect to such Option or the holder thereof and such holder shall cease to be the holder of such Option (and the name of such holder shall be removed from the register of holders of Options) and each certificate or option agreement formerly representing such Option shall thereafter entitle a holder thereof to receive the Terminated Option Consideration upon the presentation and surrender of such Option certificate or option agreement and a Letter of Transmittal to the Depository (acting on behalf of the Company). No security or instrument or other evidence of indebtedness shall be issued to such holder of such Option in respect of the entitlement of such holder to receive payment of cash as provided herein;

(g)

each Warrant not otherwise exercised prior to the Effective Time shall, at the Effective Time, be exchanged at the Effective Time for a warrant (a “Parent Warrant”) to purchase from Parent the number of shares of Parent Common Stock (rounded down to the nearest whole number of such shares) equal to (i) 0.0728 multiplied by (ii) the number of Shares subject to such Warrant immediately prior to the Effective Time. Such Parent Warrant shall provide for an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per Warrant otherwise purchasable pursuant to such Warrant, such exercise price converted into U.S. dollars, if necessary, based on the noon buying rate for Canadian dollars of the Federal Reserve Bank of New York on the second Business Day immediately preceding the date of the Arrangement Agreement, multiplied by (B) the quotient obtained by dividing the number of Shares subject to such Warrant immediately prior to the Effective Time by the number of shares of Parent Common Stock subject to such Parent Warrant immediately following the Effective Time. The term to expiry, conditions to and manner of exercising and all other terms and conditions of a Parent Warrant will be the same as the Warrant for which it was exchanged, and any warrant agreement or other document previously evidencing the Warrant shall thereafter evidence and be deemed to evidence such Parent Warrant. Immediately following the Effective Time the Warrants shall be terminated and the Company shall cease to have any liability with respect to any Warrant and any holder thereof shall cease to be the holder of such Warrant (and the name of such holder shall be removed from the register of holders of Warrants);

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(h)	at the Parent’s sole discretion, the Plans shall be terminated or assumed by the Parent; and

(i)

notwithstanding the terms of the Registration Rights Agreement, the Registration Rights Agreement shall be terminated and all rights thereunder shall be cancelled without any payment in respect thereof.

2.3 Letter of Transmittal

     At the time of mailing the Proxy Circular, the Company shall forward to each Shareholder, Optionholder and holder of RSAs or RSUs at the address of such holder as it appears on the register maintained by or on behalf of the Company in respect of the holders of Shares, Options, RSAs or RSUs, as the applicable, a Letter of Transmittal and instructions for obtaining delivery of the Share Consideration, In-the-Money Option Consideration or Terminated Option Consideration, as applicable, following the Effective Date pursuant to this Plan of Arrangement.

2.4 Delivery of Consideration
(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented one or more outstanding Shares that were cancelled in accordance with Section 2.2(b), together with such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefore, and the Depositary shall deliver to such holder following the Effective Time, a cheque for such holder’s Cash Consideration and a certificate representing the applicable number of shares of Parent Common Stock, in each case that such holder is entitled to receive in accordance with Section 2.2(b) and, if applicable, any distributions in accordance with Section 2.6.

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(b)

Not later than immediately before the Effective Time, Parent shall cause to be deposited in immediately available funds (at Calgary, Alberta) with the Depository the aggregate of the Share Consideration, In-the-Money Option Consideration and Terminated Option Consideration to be paid to applicable Shareholders and Optionholders.

(c)

On or as soon as practicable after the Effective Date, the Depository shall deliver on behalf of the Company to each holder of Options as reflected on the books and record of the Company a cheque or other form of payment agreed to by the holder representing the payment of the cash portion of the In-the-Money Option Consideration, a certificate representing the applicable number of shares of Parent Common Stock and/or Terminated Option Consideration, as applicable, to which such holder is entitled to in accordance with Section 2.2(b).

(d)

The Cash Consideration and the cash portion of the Option Consideration deposited with the Depositary shall be held in separate interest bearing accounts and any interest earned thereon shall be for the account of the Company.

2.5 Adjustments

     The Share Consideration and the Option Consideration shall be adjusted on a basis acceptable to each of the Company, Parent and Sub, acting reasonably, to reflect fully the effect of any stock split, reverse split, dividend or other distribution, consolidation, reorganization, recapitalization or other like change in respect of any of the Shares or the Parent Common Stock occurring after the execution of the Arrangement Agreement and prior to the Effective Time.

2.6 Distributions in Respect of Unsurrendered Certificates

     Subject to extinguishment pursuant to Section 5.5, all dividends paid or distributions made in respect of Parent Common Stock issued to a former holder of Shares or Options for which certificates representing shares of Parent Common Stock have not been delivered to such holder in accordance with Section 2.4 shall be held in trust by Parent for such holder for delivery to the holder, net of all withholding and other taxes, upon delivery of the certificate or other materials (or both) required to be delivered by such former holder in accordance with Article 4. The obligation of Parent to hold such amounts in trust shall terminate at the same time as the termination of the obligation to issue Parent Common Stock pursuant to Section 5.5.

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2.7 Transfers Free and Clear
     Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.
ARTICLE 3
RIGHTS OF DISSENT
3.1 Dissent Rights
(a)

Each Shareholder may exercise rights of dissent with respect to the Arrangement and all, but not less than all, of its Shares pursuant to and in the manner set forth in section 191 of the ABCA as modified by the Interim Order and this Section 3.1 (the “Dissent Rights”); provided that a Notice of Dissent is received by the Company by no later than 5:00 p.m. (Calgary time) on the Business Day that is three Business Days prior to the date of the Special Meeting, or, if the Special Meeting is adjourned or postponed, 5:00 p.m. (Calgary time) on the Business Day that is three Business Days preceding the date of such adjourned or postponed Special Meeting.

(b)

Shareholders who duly and validly exercise their Dissent Rights shall be deemed to have transferred their Shares, without any further act or formality on their part, free and clear of all Liens, to Sub as provided in Section 2.2(a), and such Shareholders who: (i) are ultimately determined to be entitled to be paid fair value for their Shares shall be entitled to a payment of cash equal to such fair value, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement in respect of such Shares had such Shareholders not exercised their Dissent Rights; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Shares shall have participated and shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non-Dissenting Shareholder and shall receive the applicable Share Consideration in respect of their Shares on the basis set forth in Article 2.

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(c)	In addition to any other restrictions under section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) Warrantholders, (ii) Optionholders, (iii) holders of RSAs, (iv) holders of RSUs and (v) Shareholders who vote in favour of the Arrangement Resolution.

(d)	In no case shall the Company, Sub, the Depository, the registrar and transfer agent in respect of the Shares or any other Person be required to recognize a Dissenting Shareholder as a holder of Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the registers of holders of Shares as at the Effective Time as provided in Article 2.

ARTICLE 4
CERTIFICATES
4.1 Certificates

     From and after the Effective Time, until surrendered as contemplated by Section 2.4, each certificate formerly representing Shares that, under the Arrangement, were transferred or deemed to be transferred to Sub in return for Share Consideration pursuant to Section 2.2(b), and each certificate or agreement formerly representing Options that, under the Arrangement, were transferred or deemed to be transferred to the Company in return for Option Consideration pursuant to Section 2.2(f), shall represent and be deemed, at all times after the Effective Time, to represent only the right to receive upon such surrender the applicable Share Consideration or Option Consideration, as the case may be, and, if applicable, any distributions in respect thereof in accordance with Section 2.6.

4.2 Lost Certificates

     In the event that any certificate that immediately prior to the Effective Time represented one or more outstanding Shares that was sold and transferred to Sub pursuant to Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depository will deliver to the registered holder of such lost, stolen or destroyed certificate, the applicable Share Consideration and, if applicable, any distributions in respect thereof in accordance with Section 2.6, to such Person pursuant to Section 2.2 in each case deliverable in accordance with the instructions set forth in the Letter of Transmittal completed by such holder. When authorizing the delivery of any share certificate to the holder of any lost, stolen or destroyed certificate, the Person to whom the applicable Share Consideration is delivered shall, as a condition precedent to the delivery thereof, give a bond or personal indemnity satisfactory to Company and Sub with respect to the certificate alleged to have been lost, stolen or destroyed.

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ARTICLE 5
GENERAL
5.1 Paramountcy

     From and after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Warrants, Options, RSAs and RSUs issued prior to the Effective Time, (b) the rights and obligations of the registered holders of Shares, Warrants, Options, RSAs and RSUs, the Company, Parent, Sub, and any trustee or transfer agent therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Warrants, Options, RSAs or RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.2 Amendment

(a)

The Company, Parent and Sub reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document that is (i) agreed to in writing by the Company, Parent and Sub, (ii) filed with the Court and, if made following the Special Meeting, approved by the Court subject to such conditions as the Court may impose including, if required by the Court, obtaining the consent of Shareholders voting in the manner directed by the Court in respect of such amendment, modification and/or supplement, and (iii) if required by the Court, communicated to Shareholders, Warrantholders, Optionholders, holders of RSAs and/or holders of RSUs in the manner as required by the Court.

(b)

Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, Parent and Sub shall be entitled, at any time prior to or following the Special Meeting, to modify this Plan of Arrangement to increase the consideration Sub is prepared to make available to Shareholders, Warrantholders, Optionholders, holders of RSAs or holders of RSUs pursuant to the Arrangement, whether or not the board of directors of the Company has changed its recommendation, provided that Parent and Sub shall use their commercially reasonable efforts to provide not less than one Business Day’s prior written notice of such proposal to the Company. Any such proposed amendment, modification or supplement to this Plan of Arrangement shall become part of this Plan of Arrangement for all purposes.

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(c)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company, Parent or Sub at any time prior to or at the Special Meeting (provided that the Company, Parent and Sub shall have consented thereto in writing), with or without any prior notice or communication to the Shareholders, and if so proposed and accepted by the Persons voting at the Special Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(d)

Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, any amendment, modification and/or supplement to this Plan of Arrangement may be made by Sub unilaterally after the Effective Date without the approval of the Shareholders, Warrantholders, Optionholders, holders of RSAs or holders of RSUs, the Company or Parent provided that it concerns a matter that, in the reasonable opinion of Sub, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the former Shareholders, Warrantholders, Optionholders, holders of RSAs or holders of RSUs.

5.3 Further Assurances

     Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

5.4 Withholding Rights

     Notwithstanding any other provision hereof, Parent, the Company, Sub and the Depository shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to transactions contemplated by this Plan of Arrangement to any holder of Shares, Warrants, RSUs, RSAs or Options such amounts as Parent, the Company, Sub or the Depository is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of applicable Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the former holder of the Shares, Warrants, RSUs, RSAs or Options, as the case may be, in respect of which such deduction and withholding was made.

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5.5 Extinguishment of Rights

     Any certificate formerly representing Shares or certificate or agreement formerly representing Options that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Share Consideration or Option Consideration, as applicable (and any dividend and distributions thereon). In such case, such Share Consideration or Option Consideration, as applicable (and any dividend and distributions thereon), shall be returned to Parent, and any Parent Common Stock comprising part of such Share Consideration or Option Consideration shall be cancelled.

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EXHIBIT B

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
ZI CORPORATION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving Zi Corporation (the “Company”), Nuance Communications, Inc. (“Parent”) and Nuance Acquisition ULC (“Sub”), as more particularly described and set forth in the management information circular of the Company accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Exhibit A to the Arrangement Agreement made as of ●, 2009 between the Company, Parent and Sub (the “Arrangement Agreement”) (as the Plan of Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and ratified.

3.

Notwithstanding that this resolution has been passed, and the Arrangement adopted, by the holders of common shares of the Company (“Shares”) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta (the “Court”), the directors of the Company are hereby authorized and empowered without further notice to or approval of the holders of Shares (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and the Interim Order of the Court dated ●, 2009, and (ii) subject to the terms of the Arrangement Agreement and the Interim Order of the Court dated ●, 2009, not to proceed with the Arrangement.

4.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Registrar under the ABCA in accordance with the Arrangement Agreement for filing.

5.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary to desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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EXHIBIT C

FORM OF COMPANY’S STANDARD PROPRIETARY INFORMATION AGREEMENT

CONFIDENTIALITY & NON-COMPETITION AGREEMENT

THIS AGREEMENT made as of the               day of                 , 2008.

BETWEEN:

Name of Employee, aresident of the City of City, in the Province of Province
(hereinafter collectively referred to as the "Employee")

-and-

Zi Corporation, a body corporate having an office in the City of Calgary, in the Province of Alberta
(hereinafter referred to as "Zi Corporation")

     IN CONSIDERATION of the retainer of the Employee by Zi Corporation or a subsidiary of affiliate thereof and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as set forth below.

ARTICLE 1.
INTERPRETATION

     Definitions: In this agreement (the "Agreement"), unless the context thereof should otherwise specify or requires:

     1.1     "Affiliate" means any other corporation, partnership, company or business directly or indirectly controlling, controlled by or under direct or indirect common control of Zi Corporation. Zi Corporation shall be deemed to control another corporation if: (i) Zi Corporation possesses, directly or indirectly, the power to direct or determine the direction of the management and policies of such other corporation, whether through the ownership of voting securities, by contract or otherwise; (ii) Zi Corporation holds securities of such other corporation to which are attached more than 50% of the votes that may be cast; or (iii) Zi Corporation holds securities of such other corporation in a number sufficient to elect a majority of the directors of such corporation. Without limiting the generality of the foregoing, Affiliates include those corporations set forth in Appendix "A" attached hereto and such other corporations of which the Employer may, from time to time, advise the Employee;

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A-2

1.2	"Confidential Information" means information or knowledge respectively of the Employer or an Affiliate or of a Third Party, as the case may be, and which:

	1.2.1	is, or may be, used in all or some of the businesses or trades of the Employer or its Affiliates or a Third Party;

	1.2.2	becomes known or is disclosed to the Employee in the course of the Relationship;

and, without limiting the generality of the foregoing, includes:

1.2.3

any such information or knowledge contained or embodied in, or related to, the products, processes, methods, know-how, trade secrets, designs, formulae, programmes, innovations, techniques, manufacturing and packaging capacities, business or marketing plans or strategies, financial information, pricing systems or plans or strategies or lists, data, customers or clients or contracts with customers or clients, salaries of personnel, support services or practices, of, or used in, the businesses or trades of Zi Corporation or of an Affiliate or of a Third Party; and

1.2.4

lists or names of clients or customers or business or trade connections (including lists or names considered developmental or experimental) of Zi Corporation or an Affiliate or a Third Party, as the case may be; but excludes information or knowledge which the Employee can prove is:

1.2.5

information or knowledge which is in the public domain at the date on which it becomes known or is disclosed to the Employee or which thereafter enters the public domain through no fault of such party;

1.2.6

information or knowledge which is already known to the Employee at the time it becomes known or is disclosed to the Employee in the course of the Relationship or which subsequently becomes known or disclosed to the Employee without obligation of confidence, (other than in the course of the Relationship) by way of a Third Party who the Employee had no reason to believe was not lawfully in possession of such information; or

	1.2.7	information or knowledge which constitutes professional expertise, skills, abilities or general know-how, which the Employee has at the date of this Agreement;

provided that any combination of the information or knowledge which comprises part of Confidential Information shall not be deemed to be excluded from the scope of this definition unless the Employee can prove that the combination itself falls within one of the exclusions set out above;

1.3	"Employer" for the purposes of this Agreement means Zi Corporation and such of its Affiliates as shall have entered into an employment or similar agreement with the Employee;

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A-3

1.4

"Innovations" means any and all industrial designs, processes, formulae, data, specialized know-how, inventions (whether patented or not), original works of authorship, copyrights, developments, improvements, trade secrets and specialized techniques;

1.5

"Person" means a natural person, firm, corporation, trust, partnership, joint venture, association, unincorporated organization, government or any agency thereof and "corporation" shall include "company" and vice versa;

1.6	"Relationship" means the employment relationship between the Employer and the Employee and such other employment, consulting, contracting or similar agreements between such parties;

1.7	"Relationship Period" means the term of the Relationship and a twenty-four month term thereafter; and

1.8	"Third Party" or "Third Parties" means any Person not a party to this Agreement and includes but is not limited to clients, customers, employees and licensees of Zi Corporation and its Affiliates.

ARTICLE 2
MAINTAINING CONFIDENTIAL INFORMATION

2.1	Company Information

The Employee acknowledges that the Confidential Information embodies substantial creative efforts, has been obtained and developed at a significant cost to Zi Corporation or its Affiliates or Third Parties and comprises confidential information, ideas, and expressions which are proprietary trade secrets of Zi Corporation or its Affiliates or Third Parties.

The Employee acknowledges that the Employee has been permitted access to the Confidential Information only for the purpose of carrying out the Employee's duties for the Employer.

2.2	Non-Disclosure

The Employee hereby covenants and agrees that he will, during the Relationship Period keep in confidence and not use or disclose to others (except in the course of his Relationship or with written authorization of Zi Corporation) any Confidential Information.

The Employee further covenants that he shall not, in any manner whatsoever:

(a) use the Confidential Information for any purpose other than to conduct the business of the Employer, and to perform the Employee's duties with the Employer;

(b) use the Confidential Information for the Employee's personal benefit, or for the direct or indirect benefit of any Third Party;

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(c)	charge or receive, either by direct or indirect payment or by trade of services, compensation or fees from third parties for the use of the Confidential Information; or

(d)	use or disclose the Confidential Information except in accordance with all policies and procedures as announced by the Employer or its Affiliates or Third Parties from time to time.

2.3	Former Employer Information

The Employee hereby covenants and agrees that he will not, during his employment with the Employer use or disclose any information confidential to his former or concurrent employers or business, if any, and that he will not bring onto the premises of the Employer any unpublished or confidential document or any property belonging to his former or concurrent employers or businesses, if any, unless consented to in writing by the said employers or businesses.

2.4	Irreparable Harm

The Employee recognizes that disclosure to or use by competitors of Zi Corporation and its Affiliates of such Confidential Information will result in serious and irreparable harm to the businesses of the Employer and its Affiliates and their competitive position.

ARTICLE 3
RETAINING AND ASSIGNING INNOVATIONS

3.1	Innovations Assigned to the Company

The Employee hereby covenants and agrees that he will promptly make full written disclosure to the Employer, will hold in trust for the sole right and benefit of the Employer and will assign to the Employer all his right, title and interest in and to any and all Innovations made or conceived or developed by him (solely or jointly with others), which relate to or result from the actual or anticipated business, work, research or investigations of the Employer or which result, to any extent, from use of the Employer's premises or property. The Employer or any Affiliate or other entity designated by it, shall be the sole owner of all domestic and foreign rights pertaining to the said Innovations.

3.2	Maintenance of Records

The Employee hereby further covenants and agrees to keep and maintain adequate and current written records of all Innovations made or conceived or developed by him (solely or jointly with others) during the term of his employment with the Employer. The records will be in the form of notes, sketches, drawings, and such other format that may be specified by the Employer. The records will be available to and remain the sole property of the Employer at all times and will be treated in all respects as Confidential Information.

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3.3	Obtaining Letters Patent and Copyright Registration

The Employee hereby covenants and agrees to take all steps necessary to assist the Employer or its designate, at the Employer's request, to obtain registration or protection of Innovations to be assigned by him to the Employer pursuant to Section 3.1 of this Agreement to the extent permitted by legislation, including, without restricting the generality of the foregoing, patents, copyright registrations, trademarks, and industrial design registrations.

The Employee further covenants and agrees that his obligation to assist the Employer to obtain such registration or protection shall continue beyond the termination of the Relationship, but the Employer shall compensate him at a reasonable rate for time actually spent by him rendering such assistance at the Employer’s request after the termination. If the Employer or its designate is unable, because of the Employee's mental or physical incapacity or refusal or for any other reason, to secure the Employee's signature to apply for or to pursue any application for such registration or protection, then he hereby irrevocably designates and appoints the Employer and its duly authorized officers and agents as his agent and attorney in fact, to act for and on his behalf and stead to execute and file any such applications and to perform all other lawfully permitted acts to further the prosecution and issuance of such registration or protection with the same legal force and effect as if executed or performed by him.

The Employee hereby waives and quit claims to the Employer any and all claims, of any nature whatsoever, which he now or may hereafter have for infringement of any patents or copyright or any other registration or legislative protection resulting from any such application for registration or protection of any Innovations he agreed to assign hereunder to the Employer pursuant to Section 3.1.

ARTICLE 4
CONFLICTING RELATIONSHIPS

4.1	Conflicting Relationships

The Employee hereby covenants and agrees that, during the Relationship he will not engage in any other employment, occupation, consulting or other business activity directly related to the businesses in which Zi Corporation or any of its Affiliates is now involved or becomes involved during the Relationship, nor will he engage in any other activities that conflict with his obligations to Zi Corporation.

4.2

Without limiting the foregoing, the Employee agrees that during the Relationship he shall not for personal gain or benefit make contact of any kind with, deal with in any manner or otherwise be involved in any transaction, directly or indirectly, with any of the individuals, clients, customers, companies, corporations, financial institutions, trusts, buyers, sellers, employees, agents, or any other person or entity, who or which has been introduced by the Employer without the prior written permission of the Employer.

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ARTICLE 5
CONFIDENTIALITY AND NON-COMPETITION

5.1	Non-Competition

The Employee hereby covenants and agrees with Zi Corporation that, unless otherwise agreed to in writing by Zi Corporation, for the duration of the Relationship Period, he will not, directly or indirectly, enter into, sponsor, promote, foster or otherwise take part in the ownership, conduct, operation or management of any business of like nature to that of the Employer, or any of its Affiliates, in any geographical location in which the Employer or any of its Affiliates have carried on any business or operations and furthermore, during such time, he shall not have any financial interest in or be engaged in an advisory or consultant capacity with respect to any such like business.

5.2

The Employee and Zi Corporation hereby agree that if any part of Section 5.1 is unenforceable in law or in equity as determined by a court of competent jurisdiction, then the foregoing covenant shall be reduced in scope or amended, as to term, geographical area or scope, to the extent required so that the foregoing is enforceable at law and in equity and the unenforceable part shall be deemed to be severed from the balance, which balance shall survive and be of full force and effect as between Zi Corporation and the Employee.

5.3	Confidential Information

The Employee hereby acknowledges to Zi Corporation and its Affiliates, that, through the expenditure of time, effort and money, Zi Corporation or its Affiliates has developed or acquired Confidential Information which is of great value to Zi Corporation and its Affiliates in carrying on its businesses and which has given it a competitive advantage over others engaged in the same type of business. The Employee hereto further acknowledges that he will receive experience in the course of the Relationship and in the course of receiving such experience in performing his duties such Confidential Information will be disclosed to him. Therefore, the Employee covenants that he will not, at any time, during the Relationship Period, divulge, communicate, use to the detriment of Zi Corporation (or any of its Affiliates), or for the benefit of any other Person, or otherwise misuse any Confidential Information. The Employee acknowledges that Zi Corporation and each of its Affiliates, has a proprietary interest in the Confidential Information and that the same are of value to Zi Corporation (and its Affiliates).

5.4	No Solicitation

The Employee recognizes and agrees that, in the highly competitive business in respect of which the Relationship relates, and in respect of which the Affiliates are engaged, personal contact is of primary importance in securing and retaining customers and, therefore, he hereby covenants and agrees that he will not, during the Relationship Period:

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5.4.1

solicit the business of any customer or potential or former customer of Zi Corporation or any of its Affiliates with which he had contact pursuant to the Relationship or whose status as a customer or potential or former customer of Zi Corporation (or any of its Affiliates) was disclosed to him in the course of the Relationship; and

5.4.2	employ, solicit or make an offer of employment, consultancy or partnership to any employee of Zi Corporation or any of its Affiliates.

ARTICLE 6
RETURNING COMPANY DOCUMENTS

6.1	Return of Documents

The Employee hereby covenants and agrees that, at the time of termination of the Relationship, he will deliver to Zi Corporation (and will not keep in his possession or deliver to anyone else) any and all devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, and any other documents or property belonging to Zi Corporation, or copies or reproductions thereof or any such items belonging to an Affiliate or Third Party which have come into his possession during the course of the Relationship.

ARTICLE 7
REPRESENTATIONS

7.1	Representations

The Employee represents that his performance of all the terms of this Agreement will not breach any agreement to keep in confidence information acquired by him in confidence or in trust prior to his Relationship with the Employer and the Employee has not entered into, and he agrees he will not enter into, any oral or written agreement in conflict herewith.

ARTICLE 8
DUTIES AT LAW ASIDE FROM CONTRACT

8.1	Duties Aside from Contract

The Employee hereby covenants and acknowledges that the duties set forth in this Agreement shall be in addition to and shall not derogate from or limit the duties he has at common law or in equity to the Employer or to an Affiliate or to a Third Party not to use or disclose Confidential Information.

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ARTICLE 9
LITIGATION AND CLAIMS

9.1

The Employee shall, during and after the Employee's employment with the Employer, at the Employer's expense, co-operate, to the extent and in the manner requested by the Employer, in the prosecution or defence of any copyright, trade secret, misappropriation of Confidential Information or patent claims, suits, or actions, or any other litigation in which Zi Corporation or its Affiliates may become involved, other than claims, suits or actions with respect to this Agreement brought by Zi Corporation or its Affiliates against the Employee.

ARTICLE 10
INJUNCTION

10.1	Injunction

The Employee acknowledges that it would be difficult to measure or calculate the damage to the Employer or to an Affiliate or to a Third Party, as the case may be, should he breach this Agreement. The Employee further acknowledges that such breach of this Agreement or of his duties at common law would result in irreparable harm to the Employer or Affiliate or Third Party, as the case may be, and that monetary damages would be an inadequate remedy for such breach. Accordingly, the Employee agrees that if he shall breach his obligations under this Agreement or his duties at common law or in equity, the Employer and any affected Affiliate or Third Party shall be entitled, in addition to all other remedies available, to an injunction or other appropriate judicial order to restrain any such breach or the continuation thereof, and without necessity of showing or proving actual damage, if any, sustained by the Employer or any such Affiliate or Third Party.

ARTICLE 11
NOTICES

11.1	Notices

Any notice or other communication required or permitted under this Agreement shall be in writing, shall be delivered by personal service, telecopy or by registered mail, postage prepaid as follows:

	11.1.1	in the case of the Employee:

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11.1.2	in the case of Zi Corporation:

2100, 840 – 7th Avenue SW
Calgary, Alberta T2P 3G2
Attention: Chief Financial Officer

or such other address as may hereafter be designated in writing to all parties by the addressee in accordance with the foregoing. Any notice, direction or request delivered personally or by telecopy shall be deemed to be received by and given to the addressee on the day of delivery. Any notice, direction or request mailed as aforesaid shall be deemed to have been received by and given to the addressee on the third business day following the date of mailing except in the event of a disruption of postal service, in which event notice shall be delivered personally or given by telecopy.

ARTICLE 12
GENERAL PROVISIONS

12.1	Non-Circumvention

The parties hereto specifically agree that no effort or attempt shall be made to circumvent this Agreement, in whole or in part, in any way, manner or form, whatsoever, in order to gain any benefit of any kind, without the express, written approval of the other party.

12.2	Further Assurances

The Employee further agrees with Zi Corporation to execute and deliver such further and other documents and do and perform and cause to be done and performed such further or other acts and things as may be necessary or desirable in the opinion of Zi Corporation to give full effect to this Agreement.

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12.3	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.

12.4	Entire Agreement

This Agreement sets forth the entire agreement and understanding between Zi Corporation and the Employee relating to the subject matter herein and merges all prior discussions between them. No modifications of, or amendment to, this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing signed by the party or parties whose obligations or rights will be affected, provided that Zi Corporation may amend or substitute Appendix "A" hereto without the consent of the Employee, and any such amendment or substitution will take effect from the date on which the Employee receives written notice of such amendment or substitution. Any change or changes in, to, or of the Employee duties, salary or compensation and any termination of the Relationship with the Employer whether for cause or otherwise will not affect the validity or scope of this Agreement, unless otherwise agreed in writing.

12.5	Gender

In this Agreement the masculine shall include the feminine and the singular shall include the plural.

12.6	Severability

If any provision in this Agreement is for any reason unenforceable, in whole or in part, the unenforceability thereof shall not affect the enforceability of any other provision in this Agreement and all provisions of this Agreement shall be construed so as to preserve the enforceability thereof.

12.7	Successors and Assigns

This Agreement will be binding upon the Employee, his heirs, executors, administrators and other legal representatives and will be for the benefit of Zi Corporation, its successors, and its assigns.

12.8	Acknowledgment

The Employee acknowledges that he has read this Agreement, understands it, and has had an opportunity to consider it and seek independent legal advice before signing it.

12.9

No delay, or failure, on the part of Zi Corporation to exercise any right hereunder, and no partial or single exercise thereof, shall be deemed to constitute a waiver of such right, or any other rights hereunder. Any consent by Zi Corporation or any waiver of, or breach of any expressed or implied term of this Agreement, shall not constitute a consent to, waiver of, or excuse of any subsequent or other breach of any expressed or implied term of this Agreement.

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      IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

Zi CORPORATION

per:

Blair Mullin
Chief Financial Officer
WITNESS:

Name:	NAME
Address:

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APPENDIX "A"

to the Confidentiality and Non-Competition Agreement between Zi Corporation and __________________ made as of the ____ day of ____________ , 2008.

AFFILIATES OF ZI CORPORATION

1.	845162 Alberta Ltd.

2.	Asia Translation & Telecommunications Limited

3.	Huayu Zi Software Technology Limited

4.	Huayu Zi Software Technology (Beijing) Co., Ltd

5.	Multi-Corp International Ltd.

6.	Telecom Technology Corporation Limited

7.	Zi (Bermuda) Corporation Ltd.

8.	Zi Corporation (H.K.) Limited

9.	Zi Corporation of Hong Kong Limited

10.	Zi Corporation of America, Inc.

11.	Zi Corporation of Canada, Inc.

12.	Zi Decuma AB

13.	Zi Software Technology (Beijing) Co. Ltd.

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SCHEDULE E

CONTRACT LIST

[Intentionally Omitted]

APPENDIX C
INTERIM ORDER

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Service of the Petition

1. The time required for service of the Petition upon the Executive Director of the ASC is hereby abridged and notice to the Executive Director is deemed good and sufficient.

Declaration of Arrangement

2. The Arrangement involving Zi and Nuance as outlined in the Mullin Affidavit, and specifically the Information Circular as attached as Exhibit "A" to the Mullin Affidavit, is hereby declared to be an "arrangement" within the meaning of section 193 of the ABCA.

Notice of Meeting

3. Zi shall call, hold and conduct a special meeting (the "**Meeting**") for the holders ("**Zi Shareholders**") of Zi common shares ("**Zi Shares**") on April 9, 2009 at 10:30 a.m., or so soon thereafter as the Meeting can reasonably be held, to consider and, if thought fit, pass, with or without variation, a resolution (the "**Arrangement Resolution**") substantially in the form appended as Appendix "A" to Exhibit "A" of the Mullin Affidavit, approving the Arrangement.

4. The Meeting shall be called, held and conducted in accordance with the provisions of the ABCA, the articles of incorporation of Zi and the by-laws of Zi, subject to the express provisions of this Order.

5. Zi shall deliver this Order, Notice of the Meeting, the Notice of Petition and the Information Circular substantially in the form attached as Exhibit "A" to the Mullin Affidavit, together with a form of proxy and letter of transmittal (collectively, "the **Meeting Materials**"), to the Zi Shareholders at the registered addresses as they may appear on the register of Zi at the close of business on March 10, 2009 (the "**Record Date**"), and to the holders of options, restricted stock awards ("**RSAs**"), restricted stock units ("**RSUs**") and warrants of Zi as they appear on the books and records of Zi as at the Record Date, and to the directors and auditors of Zi, and to the Executive Director of the ASC, by mailing those documents by prepaid mail to such persons in accordance with the ABCA at least 21 days prior to the date of the Meeting, excluding the date of mailing and excluding the date of the Meeting. Such mailing shall constitute good and sufficient service of the Notice of Petition, Notice of the Meeting and the Notice of hearing in respect of the Petition.

6. The accidental omission to give notice of the Meeting, or the non-receipt of such notice by one or more of the persons specified in Paragraph 5 hereof, shall not invalidate any resolution passed or proceedings taken at the Meeting.

7. The only persons entitled to notice of the Meeting shall be the registered Zi Shareholders listed on the Record Date, the registered holders of options, RSUs, RSAs and warrants of Zi listed on the Record Date, the directors and auditors of Zi and the Executive Director of the ASC. The only persons entitled to be represented and to vote at the Meeting, either in person or by proxy, shall be such Zi Shareholders, subject to the provisions of section 137 of the ABCA.

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8. In respect of documents listed in Appendix D to the Information Circular and as expressly noted as being incorporated by reference into Appendix D to the Information Circular (the "**Incorporated Documents**"), Nuance has filed the Incorporated Documents on the U.S. Securities and Exchange Commission's website at www.sec.gov.

9. Zi is hereby authorized to make such amendments, updates, revisions or supplements to the Meeting Materials which are not inconsistent with the terms of this Order, as Zi may determine in accordance with the terms of the Arrangement Agreement including any amendments made in accordance therewith ("**Additional Information**"), and that notice of such Additional Information may be communicated to Zi Shareholders by press release, newspaper advertisement or one of the methods by which the Meeting Materials will be distributed as Zi may determine appropriate. Any amendments, updates or supplements to any of the Meeting Materials, and any notice of any adjournment or postponement of the Meeting, will be deemed to have been received by the Zi Shareholders in the case of mailing, courier, delivery in person, facsimile transmission or transmission by electronic means, within the times provided in paragraph 24 below and, in the case of advertisement or press release, at the time of publication of the advertisement or the issuance of the press release.

Chairman and Quorum

10. The Chairman of the Meeting shall be any officer or director of Zi who shall be appointed by the Board of Directors of Zi for that purpose, and in the absence of such appointment, as specified in the by-laws of Zi. The quorum for the Meeting shall be as specified in the by-laws of Zi, being the person or persons entitled to vote thereat present in person or represented by proxy and holding or representing not less than five percent (5%) of the Zi Shares entitled to vote at the Meeting irrespective of the number of persons actually present at the meeting.

11. The Meeting may be adjourned at anytime and from time to time and no further notice shall be required for the holding of the adjourned Meeting, other than an announcement by the Chairman of the Meeting at the time of the adjournment.

12. If, within 30 minutes from the time appointed for the Meeting, a quorum is not present, the Meeting shall be adjourned to a Business Day that is not less than seven (7) days following the day appointed for the Meeting, and to such time and place as may be appointed by the Chairman of the Meeting. No notice of the adjourned Meeting shall be required and, if at such adjourned Meeting a quorum is not present, the Zi Shareholders present and entitled to vote at such Meeting, if at least two, shall be a quorum for all purposes.

Approval of Arrangement Resolution

13. In order for the Arrangement to become effective, the Arrangement Resolution must, subject to further order of this Court, be approved by at least two-thirds (2/3) of the votes cast by the Zi Shareholders present in person or by proxy at the Meeting.

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14. To be valid, a proxy must be deposited with Zi in the manner described in the Information Circular.

Dissent Rights

15. The registered Zi Shareholders are, subject to the provisions of this Order, accorded a right of dissent with respect to the Arrangement Resolution in accordance with the provisions of section 191 of the ABCA.

16. In order for a Zi Shareholder to exercise such right of dissent under subsection 191(5) of the *ABCA:*

(b) a dissenting Zi Shareholder shall not have voted his or her Zi Shares at the Meeting either by proxy or in person in favour of the Arrangement Resolution;

(c) a dissenting Zi Shareholder may not exercise his or her right of dissent in respect of only a portion of the holder's Zi Shares, but may dissent only with respect to all of the Zi Shares held by the holder; and

(d) the exercise of such right of dissent must otherwise comply with the requirements of section 191 of the ABCA, as modified by this Order and the Arrangement.

18. Subject to further order of this Court, the rights available to the Zi Shareholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Zi Shareholders with respect to the Arrangement Resolution.

19. Notice to the Zi Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Zi Shares shall be given by including information with respect to this right in the Information Circular to be sent to Zi Shareholders in accordance with paragraph 5 of this Order.

Final Application

20. Upon approval of the Arrangement Resolution at the Meeting in the manner set forth in this Order, Zi may apply before this Honourable Court for approval of the Arrangement, which application (the "**Final Application**") shall be heard by this Honourable Court at

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the Court House, 601 - 5th Street S.W., in the City of Calgary, on April 9, 2009, at **[11:30]** a.m. or so soon thereafter as counsel may be heard.

21. Any securityholder of Zi and any other interested person may appear on the Final Application, provided that such holder or person shall file with this Honourable Court and serve on Zi on or before 12:00 noon (Calgary time) on April 7, 2009 a Notice of Intention to Appear setting out the address for service in respect of such holder or person and indicating whether such holder or person intends to oppose the application or make submissions, together with any evidence or materials which are to be presented to this Honourable Court. Service of such Notice of Intention to Appear on Zi shall be effected by delivery at the address set forth below:

Carscallen Leitch LLP
Barristers & Solicitors
1500, 407 – 2nd St. S.W.
Calgary, Alberta T2P 2Y3

Attention: Donald R. Leitch

22. In the event the Final Application is adjourned, only those persons who have filed and served a Notice of Intention to Appear shall be served with notice of the adjourned date.

Service

23. The mailing or delivery of this Order and the Notice of the Meeting, the Notice of Petition and the Information Circular, in the manner directed by this Order shall constitute good and sufficient service upon all persons who are entitled to receive such notice. No other form of service need be made and no other materials need to be served on such persons in respect of these proceedings and service of the Mullin Affidavit is dispensed with.

24. The Meeting Materials and Court materials shall be deemed for the purposes of this Order to have been received,

(a) in the case of mailing, three (3) days after delivery thereof to the post office;

(b) in the case of delivery in person, upon receipt thereof at the intended recipient's address;

(c) in the case of delivery by courier or by inter-office mail, one (1) Business Day after receipt by the courier or inter-office system;

(d) in the case of distribution by facsimile transmission or electronic means, upon the transmission thereof;

(e) in the case of press release, at the time of dissemination of the press release,

(f) in the case of newspaper advertisement, at the time of publication of the newspaper advertisement, and

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(g) in all such cases leave is granted for service outside Alberta to the extent such leave is required.

25. For the purposes of this Order, "**Business Day**" shall mean any day other than a Saturday, a Sunday and a statutory holiday in Calgary, Alberta, Canada.

Priority and Variance

26. In the event of a conflict between the provisions of the ABCA and the terms of this Order, the terms of this Order shall prevail.

27. Zi shall be entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

28. Zi is authorized to make such amendments, revisions and/or supplements to the Arrangement as it may determine, provided such amendments, revisions and/or supplements are made in accordance with Section 1.10 of the Arrangement Agreement and the Arrangement as so amended, revised and/or supplemented shall be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.

29. Save as hereinafter provided, Zi is authorized, in the manner contemplated by the Arrangement Agreement, to make such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine are appropriate, subject to the terms of the Arrangement Agreement, without any additional notice to the Zi Shareholders or any other person, and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Zi Shareholders at the Meeting and the subject of the Arrangement Resolution. Notice to the Zi Shareholders of any material change to the Arrangement Agreement or Plan of Arrangement shall be given to Zi Shareholders in the manner provided in paragraph 8 hereof or in such other manner as the Court may direct. If such amendment, modification or supplement is made following the Meeting it shall be subject to approval by this Court at the hearing for the Final Order.

J.C.Q.B.A

ENTERED this 12th day of March, 2009.

V.A. BRANDT COURT SEAL

J.C.Q.B.A

APPENDIX D
INFORMATION CONCERNING NUANCE COMMUNICATIONS, INC.
INCLUDING FINANCIAL STATEMENTS

This Appendix D contains a copy of:

  Nuance’s Annual Report on Form 10-K for the year ended September 30, 2008 (“Nuance Annual Report”);
  Nuance’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008 (“Nuance Q1 Report”); and
  Selected information respecting Nuance’s directors, management, executive compensation and other information from Nuance’s Proxy Statement dated January 2, 2009 (“Nuance Proxy Statement”).

Additional information relating to Nuance filed with the SEC can be found on IDEA at www.sec.gov. Zi Shareholders may obtain copies of these documents, at no charge, from 1 Wayside Road, Burlington, Massachusetts 01803, Attn: Investor Relations and (781) 565-5000.

Any documents of the type contained in this Appendix D or required by U.S. federal securities laws to be incorporated by reference in a prospectus of Nuance, including any news release issued by Nuance that specifically states that it is intended to be incorporated by reference in this Appendix D, any current reports (excluding confidential reports), comparative interim financial statement and comparative annual financial statements, together with the auditors’ report thereon filed by Nuance with the SEC and information circulars filed by Zi with the Canadian securities authorities in the provinces of Alberta, Ontario and Québec subsequent to the date of the Information Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in the Information Circular or this Appendix D, as applicable.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix D to the extent that a statement contained herein or in any other subsequent filed document which also, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a, material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix D.

ADDITIONAL INFORMATION

Nuance will provide to any person, upon receipt of a request to Investor Relations at the above address and telephone number, and without charge in the case of a securityholder of Zi, a copy of: (i) the Nuance Annual Report; (ii) the Nuance Q1 Report, (iii) the Nuance Proxy Statement and (iv) and any other document incorporated or deemed to be incorporated by reference herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Appendix D may contain certain statements that constitute forward-looking statements and forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that involve risks, uncertainties and assumptions that, if they never materialize or if they prove incorrect, could cause our actual results or events to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking, including statements pertaining to: our revenue, earnings, cash flows and liquidity; the potential of future product releases; our product development plans and investments in research and development; future acquisitions; international operations and localized versions of our products; our contractual commitments; our fiscal 2009 revenue and expense expectations and legal proceedings and litigation matters. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue” or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks set forth in Item 1A of the Nuance Annual Report under the heading “Risk Factors.” All forward-looking statements included in this document speak only as of the date on which they are made, are not guarantees of future performance or events, and involve certain risks, uncertainties and assumptions that are difficult to predict. Nuance will not undertake and specifically decline any obligation to update any forward-looking statements.

Nuance’s Annual Report on Form 10-K for the year ended September 30, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0-27038
NUANCE COMMUNICATIONS, INC.
(Exact name of Registrant as Specified in its Charter)

Delaware	94-3156479
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1 Wayside Road Burlington, Massachusetts	01803
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:
(781) 565-5000

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
Common Stock, par value $0.001 per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐     No ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

The aggregate market value of the outstanding common equity held by non-affiliates of the Registrant as of the last business day of the Registrant’s most recently completed second fiscal quarter was approximately $2,883,498,885 based upon the last reported sales price on the Nasdaq National Market for such date. For purposes of this disclosure, shares of Common Stock held by officers and directors of the Registrant and by persons who hold more than 5% of the outstanding Common Stock have been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive.

The number of shares of the Registrant’s Common Stock, outstanding as of October 31, 2008, was 240,514,913.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant’s definitive Proxy Statement to be delivered to stockholders in connection with the Registrant’s 2009 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

NUANCE COMMUNICATIONS, INC.

ANNUAL REPORT

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks, uncertainties and assumptions that, if they never materialize or if they prove incorrect, could cause our consolidated results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking, including statements pertaining to: our revenue, earnings, cash flows and liquidity; the potential of future product releases; our product development plans and investments in research and development; future acquisitions; international operations and localized versions of our products; our contractual commitments; our fiscal 2009 revenue and expense expectations and legal proceedings and litigation matters. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue” or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in Item 1A of this Annual Report under the heading “Risk Factors.” All forward-looking statements included in this document are based on information available to us on the date hereof. We will not undertake and specifically decline any obligation to update any forward-looking statements.

Item 1.	Business

Overview

Nuance Communications, Inc. is a leading provider of speech, imaging and keypad solutions for businesses, organizations and consumers around the world. Our technologies, applications and services make the user experience more compelling by transforming the way people interact with information and how they create, share and use documents. Our solutions are used every day by millions of people and thousands of businesses for tasks and services such as requesting account information from a phone-based self-service solution, dictating records, searching the mobile web by voice, entering a destination into a navigation system, or working with PDF documents. Our solutions help make these interactions, tasks and experiences more productive, compelling and efficient.

We deliver solutions that address five core markets:

•	Enterprise. Our enterprise solutions help automate a range of customer services and business processes in information and process-intensive industries such as telecommunications, financial services, utilities, travel and entertainment, and government.

•	Mobile. Our mobile solutions add voice control and texting capabilities to mobile devices and services, allowing people to more easily dial a mobile phone, enter destination information into an automotive navigation system, dictate a text message or have emails and screen information read aloud.

•	Healthcare. Our healthcare solutions comprise a portfolio of speech-driven clinical documentation and communication solutions that help healthcare provider organizations to reduce operating costs, increase reimbursement, and enhance patient care and safety.

•	Desktop Dictation. Our Dragon products help people and businesses increase productivity by using speech to create documents, streamline repetitive and complex tasks, input data, complete forms and automate manual transcription processes.

•	Imaging. Our PDF and document imaging solutions reduce the time and cost associated with creating, using and sharing documents.

We leverage our global professional services organization and our extensive network of partners to design and deploy innovative solutions for businesses and organizations around the globe. We market and distribute our products through a global network of resellers, including system integrators, independent software vendors, value-added resellers, hardware vendors, telecommunications carriers and distributors, and also sell directly through a dedicated sales force and through our e-commerce website.

We have built a world-class portfolio of technologies, applications and solutions through both internal development and acquisitions. We expect to continue to pursue opportunities to broaden these assets and expand our customer base through acquisitions. Our recently completed, significant transactions include:

•

On October 1, 2008, we acquired SNAPin Software, Inc., a provider of mobile device and server self-service technology. The SNAPin acquisition enhances our ability to deliver innovative, highly scalable mobile customer care solutions that improve the way mobile operators and enterprises interact with consumers in real-time on mobile devices.

•	On September 26, 2008, we acquired Philips Speech Recognition Systems GMBH (PSRS), a business unit of Royal Philips Electronics, a leading provider of speech recognition solutions for the European healthcare market. This acquisition significantly enhances our ability to deliver innovative, clinical documentation and communication solutions to healthcare organizations throughout Europe.

•

On May 20, 2008, we acquired eScription, Inc., a provider of computer-aided medical transcription solutions. The eScription acquisition allows us to deliver scalable, highly productive medical transcription solutions, as well as accelerate future innovation to transform the way healthcare providers document patient care.

Confronted by dramatic increases in electronic information, consumers, business personnel and healthcare professionals must use a variety of resources to retrieve information, transcribe patient records, conduct transactions and perform other job-related functions. We believe that the power of our solutions can transform the way people use the Internet, telecommunications systems, electronic medical records, wireless and mobile networks and related corporate infrastructure to conduct business.

Solutions to our core markets include:

Enterprise Solutions — To remain competitive, organizations must improve the quality of customer care while reducing costs and ensuring a positive customer experience. Technological innovation, competitive pressures and rapid commoditization have made it increasingly important for organizations to achieve enduring market differentiation and secure customer loyalty. In this environment, organizations need to satisfy the expectations of increasingly savvy and mobile consumers who demand high levels of customer service.

We deliver a portfolio of customer service business intelligence and authentication solutions that are designed to help companies better support, understand and communicate with their customers. Our solutions improve the customer experience, increase the use of self-service and enable new revenue opportunities. We complement our solutions and products with a global professional services organization that supports customers and partners with business and systems consulting project management, user-interface design, speech science, application development and business performance optimization. Our acquisition of Viecore expanded our professional services capabilities and complements our existing partnerships, allowing us to deliver end-to-end speech solutions and system integration for speech-enabled customer care.

We license our solutions to a wide variety of enterprises in customer-service intensive sectors, including telecommunications, financial services, travel and entertainment, and government. Our speech solutions are designed to serve our global partners and customers and are available in up to 50 languages and dialects worldwide. We often work closely with industry partners, including Avaya, Cisco, Genesys and Nortel, that integrate our solutions into their hardware and software platforms.

Mobile Solutions — Today, an increasing number of people worldwide rely on mobile devices to stay connected, informed and productive. We see an opportunity in helping consumers use the powerful capabilities of their phones, cars and personal navigation devices by using voice commands and keypad solutions to control these devices and to access the array of content and services available on the Internet through wireless mobile devices. We expect to serve more than one billion consumers in the next three years with solutions that allow them to simply and effectively retrieve and communicate information on these mobile devices.

Our portfolio of mobile solutions and services includes an integrated suite of voice solutions for mobile devices, predictive text technologies, mobile messaging services and emerging services such as voicemail-to-text. Our solutions are used by mobile phone, automotive, personal navigation device and other consumer electronic manufacturers and their suppliers, including Ford, LG Electronics, Nokia, Samsung and TomTom. In addition, telecommunications carriers, web search companies and content providers are increasingly using our mobile search and communication solutions to offer value-added services to their subscribers and customers. Our acquisition of SNAPin enhances our ability to deliver innovative, highly scalable mobile customer care solutions that improve the way mobile operators and enterprises interact with consumers in real-time on mobile devices.

Healthcare Solutions — The healthcare industry is under significant pressure to streamline operations and reduce costs and improve patient care. In recent years, healthcare organizations such as hospitals, clinics, medical groups, physicians’ offices and insurance providers have increasingly turned to speech solutions to automate manual processes such as the dictation and transcription of patient records.

We provide comprehensive dictation and transcription solutions and services that automate the input and management of medical information. Our hosted and on-premise solutions for larger organizations provide platforms to generate and distribute clinical documentation through the use of advanced dictation and transcription features. Our acquisition of eScription allows us to deliver scalable, highly productive medical transcription solutions, as well as accelerate future innovation to transform the way healthcare providers document patient care. We also offer speech recognition solutions for radiology, cardiology, pathology and related specialties, that help healthcare providers dictate, edit and sign reports without manual transcription.

Hospitals, clinics and group practices as well as physicians use our healthcare solutions to manage the dictation and transcription of patient records. We utilize a focused, enterprise sales team and professional services organization to address the market and implementation requirements of the healthcare industry. Our acquisition of Philips Speech Recognition Systems significantly enhances our ability to deliver innovative, speech-driven clinical documentation and communication solutions to healthcare organization throughout Europe.

Dragon NaturallySpeaking — Our suite of general purpose desktop dictation applications increases productivity by using speech to create documents, streamline repetitive and complex tasks, input data, complete forms and automate manual transcription processes. Our Dragon NaturallySpeaking family of products delivers enhanced productivity for professionals and consumers who need to create documents and transcripts. These solutions allow users to automatically convert speech into text at up to 160 words-per-minute, with support for over 300,000 words and with high accuracy. This vocabulary can be expanded by users to include specialized words and phrases and can be adapted to recognize individual voice patterns. Our desktop dictation software is currently available in eleven languages. We utilize a combination of our global reseller network and direct sales to distribute our speech recognition and dictation products. Our Dragon Medical solution is a desktop application that provides front-end speech recognition used by physicians and clinicians to create and navigate medical records.

Imaging — The proliferation of the Internet, email and other networks have greatly simplified the ability to share electronic documents, resulting in an ever-growing volume of documents to be used and stored. Our PDF and document imaging solutions reduce the costs associated with paper documents through easy to use scanning, document management and electronic document routing solutions. We offer versions of our products to hardware vendors, home offices, small businesses and enterprise customers.

Our imaging solutions offer comprehensive PDF applications designed specifically for business users, optical character recognition technology to deliver highly accurate document and PDF conversion and applications that combine PDF creation with network scanning to work quickly with scanned paper documents, PDF files and digital documents and software development toolkits for independent software vendors. We utilize a combination of our global reseller network and direct sales to distribute our document conversion and PDF products. We license our software to companies such as Brother, Canon, Dell, HP and Xerox, which bundle our solutions with multifunction devices, digital copiers, printers and scanners.

Research and Development/Intellectual Property

In recent years, we have developed and acquired extensive technology assets, intellectual property and industry expertise in speech and imaging that provide us with a competitive advantage in markets where we compete. Our technologies are based on complex algorithms which require extensive amounts of linguistic and image data, acoustic models and recognition techniques. A significant investment in capital and time would be necessary to replicate our current capabilities.

We continue to invest in technologies to maintain our market-leading position and to develop new applications. Our technologies are covered by more than 650 issued patents and 680 patent applications. Our intellectual property, whether purchased or developed internally, is critical to our success and competitive position and, ultimately, to our market value. Our products and services build on a portfolio of patents, copyrights, trademarks, services marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property and proprietary rights.

International Operations

We have principal offices in a number of international locations including: Belgium, Canada, Germany, Hungary, India, Japan, Australia, and the United Kingdom. The responsibilities of our international operations include research and development, healthcare transcription and editing, customer support, sales and marketing and administration. Additionally, we maintain smaller sales, services and support offices throughout the world to support our international customers and to expand international revenue opportunities.

Geographic revenue classification is based on the geographic areas in which our customers are located. For fiscal 2008, 2007 and 2006, 77%, 78% and 74% of revenue was generated in the United States and 23%, 22% and 26% of revenue was generated by our international operations, respectively.

Competition

The individual markets in which we compete are highly competitive and are subject to rapid technology changes. There are a number of companies that develop or may develop products that compete in our target markets; however, currently there is no one company that competes with us in all of our product areas. While we expect competition to continue to increase both from existing competitors and new market entrants, we believe that we will compete effectively based on many factors, including:

•

Technological Superiority.  Our speech and imaging technologies, applications and solutions are often recognized as the most proficient products in their respective categories. Our speech technology has industry-leading recognition accuracy and provides a natural, speech-enabled interaction with systems, devices and applications. Our imaging technology is viewed as the most accurate in the industry. Technology publications, analyst research and independent benchmarks have indicated our products rank at or above performance levels of alternative solutions.

•

Broad Distribution Channels.  Our extensive global network of resellers, comprising system integrators, independent software vendors, value-added resellers, hardware vendors, telecommunications carriers and distributors; our dedicated direct sales force; and our e-commerce website (www.nuance.com) enable us to address the needs of specific markets, such as financial, legal, healthcare and government, and introduce new products quickly and effectively.

•

International Appeal.  The international reach of our products is due to the broad language coverage of our offerings, including our speech technology which provides recognition for up to 50 languages and dialects and natural sounding synthesized speech in 26 languages and supports a broad range of hardware platforms and operating systems. Our imaging technology supports more than 100 languages.

•

Specialized Professional Services.  Our superior technology, when coupled with the high quality of our professional services, allows our customers and partners to place a high degree of confidence and trust in our ability to deliver results.

In our core markets, we compete with companies such as Adobe, IBM, Medquist, Microsoft, Google and Spheris. In addition, a number of smaller companies in both speech and imaging produce technologies or products that are competitive with our solutions in some markets. In certain markets, some of our partners such as Avaya, Cisco, Genesys and Nortel develop and market products and services that might be considered substitutes for our solutions. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of our prospective customers.

Some of our competitors or potential competitors in our markets, such as Adobe, IBM, Microsoft and Google, have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do.

Employees

As of September 30, 2008, we had approximately 6,100 full time employees in total, including approximately 650 in sales and marketing, approximately 1,000 in professional services, approximately 800 in research and development, approximately 400 in general and administrative and approximately 3,250 that provide healthcare transcription and editing services. Approximately fifty-five percent of our employees are based outside of the United States, the majority of who provide healthcare transcription and editing services and are based in India. Our employees are not represented by any labor union and are not organized under a collective bargaining agreement, and we have never experienced a work stoppage. We believe that our relationships with our employees are generally good.

Company Information

Our website is located at www.nuance.com. This Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, and all amendments to these reports, as well as proxy statements and other information we file with or furnish to the Securities and Exchange Commission, or the SEC, are accessible free of charge on our website. We make these documents available as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Except as otherwise stated in these documents, the information contained on our website or available by hyperlink from our website is not incorporated by reference into this report or any other documents we file with or furnish to the SEC.

Item 1A.	Risk Factors

You should carefully consider the risks described below when evaluating our company and when deciding whether to invest in our company. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor may also harm our business operations. If any of the events, contingencies, circumstances or conditions described in the following risks actually occurs, our business, financial condition or our results of operations could be seriously harmed. If that happens, the trading price of our common stock could decline and you may lose part or all of the value of any of our shares held by you.

Risks Related to Our Business

Our operating results may fluctuate significantly from period to period, and this may cause our stock price to decline.

Our revenue and operating results have fluctuated in the past and are expected to continue to fluctuate in the future. Given this fluctuation, we believe that quarter to quarter comparisons of revenue and operating results are not necessarily meaningful or an accurate indicator of our future performance. As a result, our results of operations may not meet the expectations of securities analysts or investors in the future. If this occurs, the price of our stock would likely decline. Factors that contribute to fluctuations in operating results include the following:

•	slowing sales by our distribution and fulfillment partners to their customers, which may place pressure on these partners to reduce purchases of our products;

•	volume, timing and fulfillment of customer orders;

•	our efforts to generate additional revenue from our portfolio of intellectual property;

•	concentration of operations with one manufacturing partner and our inability to control expenses related to the manufacture, packaging and shipping of our boxed software products;

•	customers delaying their purchasing decisions in anticipation of new versions of our products;

•	customers delaying, canceling or limiting their purchases as a result of the threat or results of terrorism;

•	introduction of new products by us or our competitors;

•	seasonality in purchasing patterns of our customers;

•	reduction in the prices of our products in response to competition, market conditions or contractual obligations;

•	returns and allowance charges in excess of accrued amounts;

•	timing of significant marketing and sales promotions;

•	impairment charges against goodwill and intangible assets;

•	in-process research and development expense relating to acquisitions;

•	delayed realization of synergies resulting from our acquisitions;

•	write-offs of excess or obsolete inventory and accounts receivable that are not collectible;

•	increased expenditures incurred pursuing new product or market opportunities;

•	general economic trends as they affect retail and corporate sales; and

•	higher than anticipated costs related to fixed-price contracts with our customers.

Due to the foregoing factors, among others, our revenue and operating results are difficult to forecast. Our expense levels are based in significant part on our expectations of future revenue and we may not be able to reduce our expenses quickly to respond to a shortfall in projected revenue. Therefore, our failure to meet revenue expectations would seriously harm our operating results, financial condition and cash flows.

We have grown, and may continue to grow, through acquisitions, which could dilute our existing stockholders.

As part of our business strategy, we have in the past acquired, and expect to continue to acquire, other businesses and technologies. In connection with past acquisitions, we issued a substantial number of shares of our common stock as transaction consideration and also incurred significant debt to finance the cash consideration used for our acquisitions, including our acquisitions of Dictaphone, Focus, BeVocal, VoiceSignal, Tegic, Viecore, eScription and SNAPin. We may continue to issue equity securities for future acquisitions, which would dilute existing stockholders, perhaps significantly depending on the terms of such acquisitions. We may also incur additional debt in connection with future acquisitions, which, if available at all, may place additional restrictions on our ability to operate our business.

Our ability to realize the anticipated benefits of our acquisitions will depend on successfully integrating the acquired businesses.

Our prior acquisitions required, and our recently completed acquisitions continue to require, substantial integration and management efforts and we expect our pending and future acquisitions to require similar efforts. Acquisitions of this nature involve a number of risks, including:

•	difficulty in transitioning and integrating the operations and personnel of the acquired businesses;

•	potential disruption of our ongoing business and distraction of management;

•	potential difficulty in successfully implementing, upgrading and deploying in a timely and effective manner new operational information systems and upgrades of our finance, accounting and product distribution systems;

•	difficulty in incorporating acquired technology and rights into our products and technology;

•	potential difficulties in completing projects associated with in-process research and development;

•	unanticipated expenses and delays in completing acquired development projects and technology integration;

•	management of geographically remote business units both in the United States and internationally;

•	impairment of relationships with partners and customers;

•	assumption of unknown material liabilities of acquired companies;

•	customers delaying purchases of our products pending resolution of product integration between our existing and our newly acquired products;

•	entering markets or types of businesses in which we have limited experience; and

•	potential loss of key employees of the acquired business.

As a result of these and other risks, if we are unable to successfully integrate acquired businesses, we may not realize the anticipated benefits from our acquisitions. Any failure to achieve these benefits or failure to successfully integrate acquired businesses and technologies could seriously harm our business.

Accounting treatment of our acquisitions could decrease our net income or expected revenue in the foreseeable future, which could have a material and adverse effect on the market value of our common stock.

Under accounting principles generally accepted in the United States of America, we record the market value of our common stock or other form of consideration issued in connection with the acquisition and the amount of direct transaction costs as the cost of acquiring the company or business. We have allocated that cost to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as acquired technology, acquired trade names and acquired customer relationships based on their respective fair values and also to in-process research and development. Intangible assets generally will be amortized over a five to ten year period. Goodwill and certain intangible assets with indefinite lives, are not subject to amortization but are subject to an impairment analysis, at least annually, which may result in an impairment charge if the carrying value exceeds its implied fair value. As of September 30, 2008, we had identified intangible assets amounting to approximately $585.0 million and goodwill of approximately $1.7 billion. In addition, purchase accounting limits our ability to recognize certain revenue that otherwise would have been recognized by the acquired company as an independent business. The combined company may delay revenue recognition or recognize less revenue than we and the acquired company would have recognized as independent companies.

Our significant debt could adversely affect our financial health and prevent us from fulfilling our obligations under our credit facility and our convertible debentures.

We have a significant amount of debt. As of September 30, 2008, we had a total of $907.0 million of gross debt outstanding, including $657.0 million in term loans due in March 2013 and $250.0 million in convertible debentures which investors may require us to redeem in August 2014. We also have a $75.0 million revolving credit line available to us through March 2012. As of September 30, 2008, there were $16.6 million of letters of credit issued under the revolving credit line and there were no other outstanding borrowings under the revolving credit line. On October 8, 2008, we drew $55.0 million against our existing revolving credit line. Our debt level could have important consequences, for example it could:

•

require us to use a large portion of our cash flow to pay principal and interest on debt, including the convertible debentures and the credit facility, which will reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions, research and development expenditures and other business activities;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our debt, our ability to borrow additional funds, dispose of assets or pay cash dividends.

Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that additional capital will be available to us, in an amount sufficient to enable us to meet our payment obligations under the convertible debentures and our other debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, including the convertible debentures, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the convertible debentures and our other debt.

In addition, a substantial portion of our debt bears interest at variable rates. If market interest rates increase, our debt service requirements will increase, which would adversely affect our cash flows. While we have entered into an interest rate swap agreement limiting our exposure for a portion of our debt, the agreement does not offer complete protection from this risk.

Our debt agreements contain covenant restrictions that may limit our ability to operate our business.

The agreement governing our senior credit facility contains, and any of our other future debt agreements may contain, covenant restrictions that limit our ability to operate our business, including restrictions on our ability to:

•	incur additional debt or issue guarantees;

•	create liens;

•	make certain investments;

•	enter into transactions with our affiliates;

•	sell certain assets;

•	redeem capital stock or make other restricted payments;

•	declare or pay dividends or make other distributions to stockholders; and

•	merge or consolidate with any entity.

Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. In addition, our failure to comply with these covenants could result in a default under our debt agreements, which could permit the holders to accelerate our obligation to repay the debt. If any of our debt is accelerated, we may not have sufficient funds available to repay the accelerated debt.

We have a history of operating losses, and may incur losses in the future, which may require us to raise additional capital on unfavorable terms.

We reported net losses of approximately $30.1 million, $14.0 million and $22.9 million for fiscal years 2008, 2007 and 2006, respectively. We had an accumulated deficit of approximately $235.1 million at September 30, 2008. If we are unable to achieve and maintain profitability, the market price for our stock may decline, perhaps substantially. We cannot assure you that our revenue will grow or that we will achieve or maintain profitability in the future. If we do not achieve profitability, we may be required to raise additional capital to maintain or grow our operations. The terms of any transaction to raise additional capital, if available at all, may be highly dilutive to existing investors or contain other unfavorable terms, such as a high interest rate and restrictive covenants.

Speech technologies may not achieve widespread acceptance, which could limit our ability to grow our speech business.

We have invested and expect to continue to invest heavily in the acquisition, development and marketing of speech technologies. The market for speech technologies is relatively new and rapidly evolving. Our ability to increase revenue in the future depends in large measure on acceptance of speech technologies in general and our products in particular. The continued development of the market for our current and future speech solutions will also depend on:

•	consumer and business demand for speech-enabled applications;

•	development by third-party vendors of applications using speech technologies; and

•	continuous improvement in speech technology.

Sales of our speech products would be harmed if the market for speech technologies does not continue to develop or develops more slowly than we expect, and, consequently, our business could be harmed and we may not recover the costs associated with our investment in our speech technologies.

The markets in which we operate are highly competitive and rapidly changing and we may be unable to compete successfully.

There are a number of companies that develop or may develop products that compete in our targeted markets. The individual markets in which we compete are highly competitive, and are rapidly changing. Within speech, we compete with AT&T, IBM, Microsoft, Google, and other smaller providers. Within healthcare dictation and transcription, we compete with Spheris, Medquist and other smaller providers. Within imaging, we compete directly with ABBYY, Adobe, eCopy, I.R.I.S. and NewSoft. In speech, some of our partners such as Avaya, Cisco, Edify, Genesys and Nortel develop and market products that can be considered substitutes for our solutions. In addition, a number of smaller companies in both speech and imaging produce technologies or products that are in some markets competitive with our solutions. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of our prospective customers.

The competition in these markets could adversely affect our operating results by reducing the volume of the products we license or the prices we can charge. Some of our current or potential competitors, such as Adobe, IBM, Microsoft and Google, have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do.

Some of our customers, such as IBM, Microsoft and Google, have developed or acquired products or technologies that compete with our products and technologies. These customers may give higher priority to the sale of these competitive products or technologies. To the extent they do so, market acceptance and penetration of our products, and therefore our revenue, may be adversely affected. Our success will depend substantially upon our ability to enhance our products and technologies and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and incorporate technological advancements. If we are unable to develop new products and enhance functionalities or technologies to adapt to these changes, or if we are unable to realize synergies among our acquired products and technologies, our business will suffer.

The failure to successfully maintain the adequacy of our system of internal control over financial reporting could have a material adverse impact on our ability to report our financial results in an accurate and timely manner.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports on Form 10-K that contain an assessment by management of the effectiveness of the Company’s internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of the internal control over financial reporting. Any failure in the effectiveness of our system of internal control over financial reporting could have a material adverse impact on our ability to report our financial statements in an accurate and timely manner, could subject us to regulatory actions, civil or criminal penalties, shareholder litigation, or loss of customer confidence, which could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact our stock price.

A significant portion of our revenue and a significant portion of our research and development are based outside the United States. Our results could be harmed by economic, political, regulatory and other risks associated with these international regions.

Because we operate worldwide, our business is subject to risks associated with doing business internationally. We anticipate that revenue from international operations will increase in the future. Reported international revenue, classified by the major geographic areas in which our customers are located, represented approximately $199.2 million, $130.4 million and $100.2 million, representing 23%, 22% and 26% of our total revenue, for fiscal 2008, 2007 and 2006, respectively. Most of our international revenue is generated by sales in Europe and Asia. In addition, some of our products are developed and manufactured outside the United States and we have a large number of employees in India that provide transcription services. A significant portion of the development and manufacturing of our speech products are completed in Belgium, and a significant portion of our imaging research and development is conducted in Hungary. We also have significant research and development resources in Aachen, Germany, Montreal, Canada and Vienna, Austria. Accordingly, our future results could be harmed by a variety of factors associated with international sales and operations, including:

•	changes in a specific country’s or region’s economic conditions;

•	geopolitical turmoil, including terrorism and war;

•	trade protection measures and import or export licensing requirements imposed by the United States or by other countries;

•	compliance with foreign and domestic laws and regulations;

•	negative consequences from changes in applicable tax laws;

•	difficulties in staffing and managing operations in multiple locations in many countries;

•	difficulties in collecting trade accounts receivable in other countries; and

•	less effective protection of intellectual property than in the United States.

We are exposed to fluctuations in foreign currency exchange rates.

Because we have international subsidiaries and distributors that operate and sell our products outside the United States, we are exposed to the risk of changes in foreign currency exchange rates or declining economic conditions in these countries. In certain circumstances, we have entered into forward exchange contracts to hedge against foreign currency fluctuations. We use these contracts to reduce our risk associated with exchange rate movements, as the gains or losses on these contracts are intended to offset any exchange rate losses or gains on the hedged transaction. We do not engage in foreign currency speculation. Forward exchange contracts hedging firm commitments qualify for hedge accounting when they are designated as a hedge of the foreign currency exposure and they are effective in minimizing such exposure. With our increased international presence in a number of geographic locations and with international revenue and costs projected to increase, we are exposed to changes in foreign currencies including the Euro, British Pound, Canadian Dollar, Japanese Yen, Israeli New Shekel, Indian Rupee and the Hungarian Forint. Changes in the value of the Euro or other foreign currencies relative to the value of the U.S. dollar could adversely affect future revenue and operating results.

Impairment of our intangible assets could result in significant charges that would adversely impact our future operating results.

We have significant intangible assets, including goodwill and intangibles with indefinite lives, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant intangible assets are patents and core technology, completed technology, customer relationships and trademarks. Customer relationships are amortized on an accelerated basis based upon the pattern in which the economic benefits of customer relationships are being utilized. Other identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. We assess the potential impairment of identifiable intangible assets on an annual basis, as well as whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment of such assets, include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of or use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period;

•	changes in our organization or management reporting structure could result in additional reporting units, which may require alternative methods of estimating fair values or greater disaggregation or aggregation in our analysis by reporting unit; and

•	a decline in our market capitalization below net book value.

Future adverse changes in these or other unforeseeable factors could result in an impairment charge that would impact our results of operations and financial position in the reporting period identified. As of September 30, 2008, we had identified intangible assets amounting to approximately $585.0 million and goodwill of approximately $1.7 billion.

We depend on limited or sole source suppliers for critical components of our healthcare-related products. The inability to obtain sufficient components as required, and under favorable purchase terms, could harm our business.

We are dependent on certain suppliers, including limited and sole source suppliers, to provide key components used in our healthcare-related products. We have experienced, and may continue to experience, delays in component deliveries, which in turn could cause delays in product shipments and require the redesign of certain products. In addition, if we are unable to procure necessary components under favorable purchase terms, including at favorable prices and with the order lead-times needed for the efficient and profitable operation of our business, our results of operations could suffer.

Our sales to government clients subject us to risks including early termination, audits, investigations, sanctions and penalties.

We derive revenue from contracts with the United States government, as well as various state and local governments, and their respective agencies. Our sales to government agencies have increased as a result of our acquisitions of Viecore and Dictaphone. Government contracts are generally subject to audits and investigations which could identify violations of these agreements. Government contract violations could result in a range of consequences including, but not limited to, contract price adjustments, civil and criminal penalties, contract termination, forfeiture of profit and/or suspension of payment, and suspension or debarment from future government contracts. We could also suffer serious harm to our reputation if we were found to have violated the terms of our government contracts.

We recently conducted an analysis of our compliance with the terms and conditions of certain contracts with the U.S. General Services Administration (“GSA”). Based upon our analysis, we voluntarily notified GSA of non-compliance with the terms of contracts entered into by Dictaphone Corporation, which we acquired in March 2006. The final resolution of this matter may adversely impact our financial position.

If we are unable to attract and retain key personnel, our business could be harmed.

If any of our key employees were to leave, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Our employment relationships are generally at-will and we have had key employees leave in the past. We cannot assure you that one or more key employees will not leave in the future. We intend to continue to hire additional highly qualified personnel, including software engineers and operational personnel, but may not be able to attract, assimilate or retain qualified personnel in the future. Any failure to attract, integrate, motivate and retain these employees could harm our business.

Our medical transcription services may be subject to legal claims for failure to comply with laws governing the confidentiality of medical records.

Healthcare professionals who use our medical transcription services deliver to us health information about their patients including information that constitutes a record under applicable law that we may store on our computer systems. Numerous federal and state laws and regulations, the common law and contractual obligations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

•	state and federal privacy and confidentiality laws;

•	our contracts with customers and partners;

•	state laws regulating healthcare professionals;

•	Medicaid laws; and

•	the Health Insurance Portability and Accountability Act of 1996 and related rules proposed by the Health Care Financing Administration.

The Health Insurance Portability and Accountability Act of 1996 establishes elements including, but not limited to, federal privacy and security standards for the use and protection of protected health information. Any failure by us or by our personnel or partners to comply with applicable requirements may result in a material liability to the Company. Although we have systems and policies in place for safeguarding protected health information from unauthorized disclosure, these systems and policies may not preclude claims against us for alleged violations of applicable requirements. There can be no assurance that we will not be subject to liability claims that could have a material adverse affect on our business, results of operations and financial condition.

Adverse changes in general economic or political conditions in any of the major countries in which we do business could adversely affect our operating results.

As our business has grown, we have become increasingly subject to the risks arising from adverse changes in domestic and global economic and political conditions. For example, the direction and relative strength of the U.S. and global economics have recently been increasingly uncertain due to softness in housing markets, extreme volatility in security prices, severely diminished liquidity and credit availability rating downgrades of certain investments and declining valuations of others and continuing geopolitical uncertainties. If economic growth in the United States and other countries in which we do business is slowed, customers may delay or reduce technology purchases and may be unable to obtain credit to finance purchase of our products. This could result in reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. Any of these events would likely harm our business, results of operations and financial condition. Political instability in any of the major countries in which we do business would also likely harm our business, results of operations and financial condition.

Security and privacy breaches in our systems may damage client relations and inhibit our growth.

The uninterrupted operation of our hosted solutions and the confidentiality of third-party information that resides on our systems is critical to our business. We have what we believe to be sufficient security around our systems to prevent unauthorized access. Any failures in our security and privacy measures could have a material adverse effect on our financial position and results of operations. If we are unable to protect, or our clients perceive that we are unable to protect, the security and privacy of our electronic information, our growth could be materially adversely affected. A security or privacy breach may:

•	cause our clients to lose confidence in our solutions;

•	harm our reputation;

•	expose us to liability; and

•	increase our expenses from potential remediation costs.

While we believe we use proven applications designed for data security and integrity to process electronic transactions, there can be no assurance that our use of these applications will be sufficient to address changing market positions or the security and privacy concerns of existing and potential clients.

Risks Related to Our Intellectual Property and Technology

Unauthorized use of our proprietary technology and intellectual property could adversely affect our business and results of operations.

Our success and competitive position depend in large part on our ability to obtain and maintain intellectual property rights protecting our products and services. We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property and proprietary rights. Unauthorized parties may attempt to copy aspects of our products or to obtain, license, sell or otherwise use information that we regard as proprietary. Policing unauthorized use of our products is difficult and we may not be able to protect our technology from unauthorized use. Additionally, our competitors may independently develop technologies that are substantially the same or superior to our technologies and that do not infringe our rights. In these cases, we would be unable to prevent our competitors from selling or licensing these similar or superior technologies. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Although the source code for our proprietary software is protected both as a trade secret and as a copyrighted work, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, regardless of the outcome, can be very expensive and can divert management efforts.

Third parties have claimed and may claim in the future that we are infringing their intellectual property, and we could be exposed to significant litigation or licensing expenses or be prevented from selling our products if such claims are successful.

From time to time, we are subject to claims that we or our customers may be infringing or contributing to the infringement of the intellectual property rights of others. We may be unaware of intellectual property rights of others that may cover some of our technologies and products. If it appears necessary or desirable, we may seek licenses for these intellectual property rights. However, we may not be able to obtain licenses from some or all claimants, the terms of any offered licenses may not be acceptable to us, and we may not be able to resolve disputes without litigation. Any litigation regarding intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. In the event of a claim of intellectual property infringement, we may be required to enter into costly royalty or license agreements. Third parties claiming intellectual property infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to develop and sell our products.

We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings.

In connection with the enforcement of our own intellectual property rights, the acquisition of third-party intellectual property rights, or disputes relating to the validity or alleged infringement of third-party intellectual property rights, including patent rights, we have been, are currently, and may in the future be, subject to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation are typically very costly and can be disruptive to our business operations by diverting the attention and energy of management and key technical personnel. Although we have successfully defended or resolved past litigation and disputes, we may not prevail in any ongoing or future litigation and disputes. In addition, we may incur significant costs in acquiring the necessary third party intellectual property rights for use in our products. Third party intellectual property disputes could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from manufacturing or licensing certain of our products, cause severe disruptions to our operations or the markets in which we compete, or require us to satisfy indemnification commitments with our customers including contractual provisions under various license arrangements. Any of these could seriously harm our business.

Our software products may have bugs, which could result in delayed or lost revenue, expensive correction, liability to our customers and claims against us.

Complex software products such as ours may contain errors, defects or bugs. Defects in the solutions or products that we develop and sell to our customers could require expensive corrections and result in delayed or lost revenue, adverse customer reaction and negative publicity about us or our products and services. Customers who are not satisfied with any of our products may also bring claims against us for damages, which, even if unsuccessful, would likely be time-consuming to defend, and could result in costly litigation and payment of damages. Such claims could harm our reputation, financial results and competitive position.

Risks Related to our Corporate Structure, Organization and Common Stock

The holdings of our two largest stockholders may enable them to influence matters requiring stockholder approval.

On March 19, 2004,Warburg Pincus, a global private equity firm agreed to purchase all outstanding shares of our stock held by Xerox Corporation for approximately $80.0 million. On May 9, 2005 and September 15, 2005, we sold shares of common stock, and warrants to purchase common stock to Warburg Pincus for aggregate gross proceeds of approximately $75.1 million. Additionally, on May 20, 2008, Warburg Pincus purchased 5,760,369 shares of our common stock and warrants to purchase 3,700,000 shares of our common stock for an aggregate purchase price of $100.5 million. As of September 30, 2008, Warburg Pincus beneficially owned approximately 21% of our outstanding common stock, including warrants exercisable for up to 10,766,538 shares of our common stock and 3,562,238 shares of our outstanding Series B Preferred Stock, each of which is convertible into one share of our common stock. As of September 30, 2008, Fidelity was our second largest stockholder, owning approximately 8% of our common stock. Because of their large holdings of our capital stock relative to other stockholders, each of these two stockholders acting individually, or together, have a strong influence over matters requiring approval by our stockholders.

The market price of our common stock has been and may continue to be subject to wide fluctuations, and this may make it difficult for you to resell the common stock when you want or at prices you find attractive.

Our stock price historically has been, and may continue to be, volatile. Various factors contribute to the volatility of the stock price, including, for example, quarterly variations in our financial results, new product introductions by us or our competitors and general economic and market conditions. Sales of a substantial number of shares of our common stock by our two largest stockholders, or the perception that such sales could occur, could also contribute to the volatility or our stock price. While we cannot predict the individual effect that these factors may have on the market price of our common stock, these factors, either individually or in the aggregate, could result in significant volatility in our stock price during any given period of time. Moreover, companies that have experienced volatility in the market price of their stock often are subject to securities class action litigation. If we were the subject of such litigation, it could result in substantial costs and divert management’s attention and resources.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new regulations promulgated by the Securities and Exchange Commission and the rules of The Nasdaq Global Select Market, are resulting in increased general and administrative expenses for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, our business may be harmed.

Future sales of our common stock in the public market could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. In connection with past acquisitions, we issued a substantial number of shares of our common stock as transaction consideration. We may continue to issue equity securities for future acquisitions, which would dilute existing stockholders, perhaps significantly depending on the terms of such acquisitions. For example, we issued, and registered for resale, approximately 10.6 million shares of our common stock in connection with our recently completed acquisition of SNAPin. No prediction can be made as to the effect, if any, that future sales of shares of common stock, or the availability of shares of common stock for future sale, will have on the trading price of our common stock.

We have implemented anti-takeover provisions, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

Provisions of our certificate of incorporation, bylaws and Delaware law, as well as other organizational documents could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

•	authorized “blank check” preferred stock;

•	prohibiting cumulative voting in the election of directors;

•	limiting the ability of stockholders to call special meetings of stockholders;

•	requiring all stockholder actions to be taken at meetings of our stockholders; and

•	establishing advance notice requirements for nominations of directors and for stockholder proposals.

Item 1B.	Unresolved Staff Comments

None.

Item 2.	Properties

Our corporate headquarters and administrative, sales, marketing, research and development and support functions occupy approximately 201,000 square feet of space that we lease in Burlington, Massachusetts. We also lease additional properties in the United States and a number of foreign countries. The following table summarizes our significant properties as of September 30, 2008:

Location	Sq. Ft.	Lease Term	Primary Use
	(approx.)

Burlington, Massachusetts	201,000	June 2018	Corporate headquarters and administrative, sales, marketing, research and development and customer support functions.
Redwood City, California (1)	141,000	July 2012	Twenty-two percent of this facility is unoccupied, the remainder has been sublet to third party tenants.
Melbourne, Florida	130,000	Owned	Administrative, sales, marketing, customer support and order fulfillment functions.
Montreal, Quebec	74,000	December 2016	Sales, marketing, research and development, customer support and order fulfillment functions.
Sunnyvale, California	71,000	September 2013	Research and development, sales, marketing and customer support functions.
Mahwah, New Jersey	38,000	June 2010	Professional services and sales functions.
Menlo Park, California (1)	34,000	August 2009	This facility is unoccupied.
New York, New York (2)	34,000	February 2016	Subleased to third-party tenants.
Merelbeke, Belgium	25,000	March 2017	Administrative, sales, marketing, research and development and customer support functions.
Budapest, Hungary	21,000	December 2009	Research and development.
Aachen, Germany	20,000	March 2011	Research and development.

(1)	The leases for these properties were assumed as part of our acquisition in September 2005 of Nuance Communications, Inc, which we refer to as Former Nuance.

(2)	The lease for this property was assumed as part of our acquisition of SpeechWorks.

In addition to the properties referenced above, we also lease a number of small sales and marketing offices in the United States and internationally. As of September 30, 2008, we were productively utilizing substantially all of the space in our facilities, except for space identified above as unoccupied, or that has been subleased to third parties.

Item 3.	Legal Proceedings

Like many companies in the software industry, we have from time to time been notified of claims that we may be infringing certain intellectual property rights of others. These claims have been referred to counsel, and they are in various stages of evaluation and negotiation. If it appears necessary or desirable, we may seek licenses for these intellectual property rights. There is no assurance that licenses will be offered by all claimants, that the terms of any offered licenses will be acceptable to us or that in all cases the dispute will be resolved without litigation, which may be time consuming and expensive, and may result in injunctive relief or the payment of damages by us.

In August 2001, the first of a number of complaints was filed in the United States District Court for the Southern District of New York, on behalf of a purported class of persons who purchased Former Nuance stock between April 12, 2000 and December 6, 2000. Those complaints have been consolidated into one action. The complaint generally alleges that various investment bank underwriters engaged in improper and undisclosed activities related to the allocation of shares in Former Nuance’s initial public offering of securities. The complaint makes claims for violation of several provisions of the federal securities laws against those underwriters, and also against Former Nuance and some of Former Nuance’s directors and officers. Similar lawsuits, concerning more than 250 other companies’ initial public offerings, were filed in 2001. In February 2003, the Court denied a motion to dismiss with respect to the claims against Former Nuance. In the third quarter of 2003, a proposed settlement in principle was reached among the plaintiffs, issuer defendants (including Former Nuance) and the issuers’ insurance carriers. The settlement called for the dismissal and release of claims against the issuer defendants, including Former Nuance, in exchange for a contingent payment to be paid, if necessary, by the issuer defendants’ insurance carriers and an assignment of certain claims. The settlement was not expected to have any material impact upon the Company, as payments, if any, were expected to be made by insurance carriers, rather than by the Company. On December 5, 2006, the Court of Appeals for the Second Circuit reversed the Court’s order certifying a class in several “test cases” that had been selected by the underwriter defendants and the plaintiffs in the coordinated proceeding. The plaintiffs petitioned the Second Circuit for rehearing of the Second Circuit’s decision, however, on April 6, 2007, the Second Circuit denied the petition for rehearing. At a status conference on April 23, 2007, the district court suggested that the issuers’ settlement could not be approved in its present form, given the Second Circuit’s ruling. On June 25, 2007, the district court issued an order terminating the settlement agreement. The plaintiffs in the case have since filed amended master allegations and amended complaints and have moved for class certification, while the defendants have moved to dismiss the complaints and have filed oppositions to the motion for class certification. We intend to defend the litigation vigorously and believe we have meritorious defenses to the claims against Former Nuance.

We believe that the final outcome of the current litigation matter described above will not have a significant adverse effect on our financial position or results of operations. However, even if our defense is successful, the litigation could require significant management time and will be costly. Should we not prevail in this litigation matter, our operating results, financial position and cash flows could be adversely impacted.

Item 4.	Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders in the fourth quarter of the fiscal year covered by this Annual Report on Form 10-K.

PART II

Item 5.	Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol “NUAN.” The following table sets forth, for our fiscal quarters indicated, the high and low sales prices of our common stock, in each case as reported on the NASDAQ Global Select Market.

	Low	High

Fiscal 2007:
First quarter	$7.64	$12.02
Second quarter	11.00	16.63
Third quarter	14.94	18.85
Fourth quarter	14.81	20.24
Fiscal 2008:
First quarter	$17.48	$22.56
Second quarter	12.45	18.80
Third quarter	15.25	21.47
Fourth quarter	12.04	17.98

Holders

As of October 31, 2008, there were 1,004 stockholders of record of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. The terms of our credit facility place restrictions on our ability to pay dividends except for stock dividends.

Issuer Purchases of Equity Securities

We have not announced any currently effective authorization to repurchase shares of our common stock.

Item 6.	Selected Consolidated Financial Data

On October 23, 2004, our Board of Directors approved a change in the Company’s fiscal year end from December 31 to September 30, effective beginning September 30, 2004. All references in this Annual Report on Form 10-K to fiscal 2004 refer to the nine month period ended September 30, 2004. References to fiscal 2005, 2006, 2007 and 2008, refer to the twelve month periods ended September 30.

The following selected consolidated financial data is not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

					Nine Months
					Ended
	Fiscal Year Ended September 30,				September 30,
	2008	2007	2006	2005	2004
	(In millions, except per share data)

Operations:
Total revenue	$868.5	$602.0	$388.5	$232.4	$130.9
Gross margin	552.8	404.1	267.5	163.2	89.1
Income (loss) from operations	32.6	39.0	8.4	2.0	(8.0)
Provision for income taxes	14.6	22.5	15.1	6.8	1.3
Loss before cumulative effect of accounting change	(30.1)	(14.0)	(22.2)	(5.4)	(9.4)
Net loss	$(30.1)	$(14.0)	$(22.9)	$(5.4)	$(9.4)
Basic and Diluted Earnings Per Share Data:
Loss before cumulative effect of accounting change	$(0.14)	$(0.08)	$(0.13)	$(0.05)	$(0.09)
Net loss	$(0.14)	$(0.08)	$(0.14)	$(0.05)	$(0.09)
Weighted average common shares outstanding:
Basic and diluted	209.8	176.4	163.9	109.5	103.8
Financial Position:
Cash, cash equivalents and short and long-term marketable securities	$261.6	$187.0	$112.3	$95.8	$47.7
Total assets	2,846.2	2,172.8	1,235.1	757.2	392.7
Long-term debt, net of current portion	894.2	899.9	350.0	—	27.7
Total stockholders’ equity	1,424.9	878.3	576.6	514.7	301.7
Selected Data and Ratios:
Working capital	$133.5	$164.9	$51.3	$12.1	$27.9
Depreciation of property and equipment	16.4	12.1	8.4	5.0	2.9
Amortization of intangible assets	82.6	37.7	30.1	13.1	10.4
Gross margin percentage	63.7%	67.1%	68.8%	70.2%	68.1%

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis is intended to help the reader understand the results of operations and financial condition of our business. Management’s Discussion and Analysis is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes to the consolidated financial statements.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks, uncertainties and assumptions that, if they never materialize or if they prove incorrect, could cause our consolidated results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements include predictions regarding:

•	our future revenue, cost of revenue, research and development expenses, selling, general and administrative expenses, amortization of intangible assets and gross margin;

•	our strategy relating to speech and imaging technologies;

•	the potential of future product releases;

•	our product development plans and investments in research and development;

•	future acquisitions, and anticipated benefits from pending and prior acquisitions;

•	international operations and localized versions of our products; and

•	legal proceedings and litigation matters.

You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue” or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described in Item 1A — “Risk Factors” and elsewhere in this Annual Report on Form 10-K.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

Overview

Nuance is a leading provider of speech, imaging and keypad solutions for businesses, organizations and consumers around the world. Our technologies, applications and services make the user experience more compelling by transforming the way people interact with information and how they create, share and use documents. Our solutions are used every day by millions of people and thousands of businesses for tasks and services such as requesting account information from a phone-based self-service solution, dictating records, searching the mobile web by voice, entering a destination into a navigation system, or working with PDF documents. Our solutions help make these interactions, tasks and experiences more productive, compelling and efficient.

We have four groups which address our core markets including: Enterprise (formerly referred to as Network), Mobile (formerly referred to as Embedded), Healthcare and Dictation, and Imaging.

We leverage our global professional services organization and our extensive network of partners to design and deploy innovative solutions for businesses and organizations around the globe. We market and distribute our products through a global network of resellers, including system integrators, independent software vendors, value-added resellers, hardware vendors, telecommunications carriers and distributors, and also sell directly through a dedicated sales force and through our e-commerce website.

We have built a world-class portfolio of speech solutions both through internal development and acquisitions. We continue to pursue opportunities to broaden our speech solutions and expect to continue to make acquisitions of other companies, businesses and technologies to complement our internal investments. We have a team that focuses on evaluating market needs and potential acquisitions to fulfill them. In addition, we have a disciplined methodology for integrating acquired companies and businesses after the transaction is complete. Acquisitions completed or announced since fiscal 2006 include the following significant transactions:

•

On March 31, 2006, we acquired Dictaphone Corporation, a leading healthcare information technology company, to broaden our range of digital dictation, transcription, and report management system solutions.

•	On March 26, 2007, we acquired Bluestar Resources Limited, the parent of Focus Enterprises Limited and Focus Infosys India Private Limited, a leading provider of healthcare transcription services, to complement our Dictaphone iChart web-based transcription solutions and expand our ability to deliver web-based speech recognition solutions and provide scalable Internet delivery of automated transcription.

•	On April 24, 2007, we acquired BeVocal, Inc., a provider of hosted self-service customer case solutions to expand our product portfolio in the areas of mobile customer lifecycle management, mobile premium services and other mobile consumer products.

•	On August 24, 2007, we acquired Voice Signal Technologies, Inc., a global provider of speech technology for mobile devices to enhance our solutions and expertise addressing the accelerating demand for speech-enabled mobile devices and services that allow people to use spoken commands to simply and effectively navigate and retrieve information and to control and operate mobile phones.

•	On August 24, 2007, we acquired Tegic Communications, Inc., a wholly owned subsidiary of AOL LLC and a developer of embedded software for mobile devices. The Tegic acquisition expands our presence in the mobile device industry and accelerates the delivery of a new mobile user interface that combines voice, text and touch to improve the user experience for consumers and mobile professionals.

•	On September 28, 2007, we acquired Commissure Inc., a provider of speech-enabled radiology workflow optimization and data analysis solutions to enhance the capabilities of our Dictaphone Healthcare solutions for the medical imaging industry, extend our domain expertise in the radiology market.

•	On November 26, 2007, we acquired Viecore, Inc., a consulting and systems integration firm. The Viecore acquisition expands our professional services capabilities and complements our existing partnerships, allowing us to deliver end-to-end speech solutions and system integration for speech-enabled customer care in key vertical markets including financial services, telecommunications, healthcare, utilities and government.

•	On May 20, 2008, we acquired eScription, Inc., a provider of hosted or premises-based computer-aided medical transcription solutions. The eScription acquisition allows us to deliver scalable, highly productive medical transcription solutions, as well as accelerate future innovation to transform the way healthcare providers document patient care.

•	On September 26, 2008, we acquired Philips Speech Recognition Systems GMBH (PSRS), a business unit of Royal Philips Electronics and leader in speech recognition solutions, especially in the European healthcare market. This acquisition significantly enhances our ability to deliver innovative, speech-driven clinical documentation and communication solutions to healthcare organization throughout Europe.

•	On October 1, 2008, we acquired SNAPin Software, Inc., a provider of mobile device and server self-service technology. The SNAPin acquisition enhances our ability to deliver innovative, highly scalable mobile customer care solutions that improve the way mobile operators and enterprises interact with consumers in real-time on mobile devices.

These acquisitions have had a material impact on our results of operations. Our results of operations for fiscal 2008 included partial year results from our acquisitions of Vocada, Viecore, eScription and PSRS. Our results of operations for fiscal 2007 included the operations of Dictaphone for a full year and partial year results from our acquisitions of Focus, BeVocal, VoiceSignal, Tegic and Commissure. Our results of operations during fiscal 2006 included the operations of Dictaphone for six months.

Strategy

In fiscal 2009, we will continue to focus on growth by providing market-leading, value-added solutions for our customers and partners through a broad set of technologies, service offerings and channel capabilities. We will also continue to focus on expense discipline and acquisition synergies to improve gross margins and operating margins. We intend to pursue growth through the following key elements of our strategy:

•	Extend Technology Leadership. Our solutions are recognized as among the best in their respective categories. We intend to leverage our global research and development organization and broad portfolio of technologies, applications and intellectual property to foster technological innovation and maintain customer preference for our solutions. We also intend to invest in our engineering resources and seek new technological advancements that further expand the addressable markets for our solutions.

•	Broaden Expertise in Vertical Markets. Businesses are increasingly turning to Nuance for comprehensive solutions rather than for a single technology product. We intend to broaden our expertise and capabilities to deliver targeted solutions for a range of industries including mobile device manufacturers, healthcare, telecommunications, financial services and government administration. We also intend to expand our global sales and professional services capabilities to help our customers and partners design, integrate and deploy innovative solutions.

•	Increase Subscription and Transaction Based Recurring Revenue. We intend to increase our subscription and transaction based offerings in our core markets. The expansion of our subscription or transaction based solutions will enable us to deliver applications that our customers use on a repeat basis, and pay for on a per use basis, providing us with the opportunity to enjoy the benefits of recurring revenue streams.

•	Expand Global Presence. We intend to further expand our international resources to better serve our global customers and partners and to leverage opportunities in emerging markets such as China, India, Latin America and Asia. We continue to add regional executives and sales employees in different geographic regions to better address demand for speech based solutions and services.

•	Pursue Strategic Acquisitions. We have selectively pursued strategic acquisitions to expand our technology, solutions and resources to complement our organic growth. We have proven experience in integrating businesses and technologies and in delivering enhanced value to our customers, partners, employees and shareholders. We intend to continue to pursue acquisitions that enhance our solutions, serve specific vertical markets and strengthen our technology portfolio.

RESULTS OF OPERATIONS

The following table presents, as a percentage of total revenue, certain selected financial data for the years ended September 30, 2008, 2007 and 2006.

	2008	2007	2006

Revenue:
Product and licensing	47.7%	51.8%	60.7%
Professional services, subscription and hosting	35.2	27.5	20.9
Maintenance and support	17.1	20.7	18.4

Total revenue	100.0	100.0	100.0

Costs and expenses:
Cost of product and licensing	5.3	7.2	7.7
Cost of professional services, subscription and hosting	24.6	19.0	16.2
Cost of maintenance and support	3.6	4.5	4.0
Cost of revenue from amortization of intangible assets	2.8	2.2	3.3

Gross margin	63.7	67.1	68.8

Research and development	13.3	13.3	15.3
Sales and marketing	26.6	30.7	33.1
General and administrative	12.2	12.5	14.2
Amortization of intangible assets	6.7	4.1	4.4
In-process research and development	0.3	—	—
Restructuring and other charges (credits), net	0.8	—	(0.3)

Total operating expenses	59.9	60.6	66.7

Income from operations	3.8	6.5	2.1
Other income (expense), net	(5.6)	(5.1)	(3.9)

Income (loss) before income taxes	(1.8)	1.4	(1.8)
Provision for income taxes	1.7	3.7	3.9

Loss before cumulative effect of accounting change	(3.5)	(2.3)	(5.7)
Cumulative effect of accounting change	—	—	0.2

Net loss	(3.5)%	(2.3)%	(5.9)%

Total Revenue

The following table shows total revenue by geographic location, based on the location of our customers, in dollars and percentage change (dollars in millions):

				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2008 vs	2007 vs
	2008	2007	2006	2007	2006

United States	$669.3	$471.6	$288.3	41.9%	63.6%
International	199.2	130.4	100.2	52.8	30.1

Total revenue	$868.5	$602.0	$388.5	44.3%	55.0%

The following table presents revenue information for our core markets, in dollars and percentage change (dollars in millions):

				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2008 vs	2007 vs
	2008	2007	2006	2007	2006

Enterprise	$283.3	$193.0	$142.8	46.8%	35.2%
Mobile	155.5	53.8	36.6	189.0%	47.0%
Healthcare and Dictation	349.8	281.3	136.7	24.4%	105.8%
Imaging	79.9	73.9	72.4	8.1%	2.1%

Total Revenue	$868.5	$602.0	$388.5	44.3%	55.0%

Fiscal 2008 Compared to Fiscal 2007

The increase in total revenue in fiscal 2008 compared to fiscal 2007 was driven by a combination of organic growth and contributions from acquisitions. Enterprise revenue increased $90.3 million, including contributions from our acquisitions of BeVocal and Viecore; healthcare and dictation revenue increased $68.5 million, including contributions from our acquisitions of Focus, Commissure, Vocada and eScription; mobile revenue increased $101.7 million, including contributions from our acquisitions of VoiceSignal and Tegic, and imaging revenue increased $6.0 million.

Based on the location of the customers, the geographic split in fiscal 2008 was 77% of total revenue in the United States and 23% internationally compared to 78% of total revenue in the United States and 22% internationally in fiscal 2007. The slight decrease in proportion of revenue generated in the United States was primarily due to acquisitions that have a higher proportion of their revenue derived from customers outside of the United States.

Fiscal 2007 Compared to Fiscal 2006

The increase in total revenue in fiscal 2007 compared to fiscal 2006 was driven by a combination of organic growth and contributions from acquisitions. Enterprise revenue increased $50.2 million, including contributions from our acquisition of BeVocal; healthcare and dictation revenue increased $144.6 million, including contributions from our acquisitions of Dictaphone and Focus; mobile revenue increased $17.2 million, including contributions from our acquisitions of VoiceSignal and Tegic, and imaging revenue increased $1.5 million.

Based on the location of the customers, the geographic split in fiscal 2007 was 78% of total revenue in the United States and 22% internationally compared to 74% of total revenue in the United States and 26% internationally in fiscal 2006. The increase in proportion of revenue generated in the United States was primarily due to our acquisitions which have a higher proportion of their revenue derived from customers in the United States.

Product and Licensing Revenue

Product and licensing revenue primarily consists of sales and licenses of our technology. The following table shows product and licensing revenue, in absolute dollars and as a percentage of total revenue (dollars in millions):

				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2008 vs	2007 vs
	2008	2007	2006	2007	2006

Product and licensing revenue	$414.4	$311.8	$235.8	32.9%	32.2%

As a percentage of total revenue	47.7%	51.8%	60.7%

Fiscal 2008 Compared to Fiscal 2007

The increase in product and licensing revenue in fiscal 2008 compared to fiscal 2007 consisted of a $98.6 million increase in mobile revenue, including contributions from our acquisitions of VoiceSignal and Tegic, and a $5.6 million increase in imaging revenue. Healthcare and dictation revenue increased by $6.3M, including contributions from the acquisition of Commissure, and the release of Dragon NaturallySpeaking Version 10 in the fourth fiscal quarter of 2008, but somewhat offset by a decline in healthcare product revenue as customers migrate to our iChart hosted services solution. Enterprise revenue also saw a decline as customers migrate to our on-demand services solutions. As a percentage of total revenue, product and licensing revenue decreased 4.1 percentage points primarily due to changes in revenue mix attributable to the accelerated growth in professional services, subscription and hosting revenue relative to product and licensing revenue.

Fiscal 2007 Compared to Fiscal 2006

Product and licensing revenue in fiscal 2007 increased $76.0 million compared to fiscal 2006 due to our 2007 acquisitions and to organic revenue growth. Enterprise revenue increased $10.2 million; healthcare and dictation revenue increased $48.8 million, including contributions from our acquisition of Dictaphone; mobile revenue increased $16.0 million, including contributions from our acquisitions of Tegic and VoiceSignal, and imaging revenue increased $1.0 million. Due to a change in revenue mix, primarily relating to the accelerated growth of professional services, subscription and hosting revenue, product and licensing revenue decreased by 8.9 percentage points of total revenue compared to fiscal 2006.

Professional Services, Subscription and Hosting Revenue

Professional services revenue primarily consists of consulting, implementation and training services for speech customers. Subscription and hosting revenue primarily relates to delivering hosted and transcription and dictation services over a specified term, as well as self-service, on-demand offerings to carriers and enterprises. The following table shows professional services, subscription and hosting revenue, in absolute dollars and as a percentage of total revenue (dollars in millions):

				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2008 vs	2007 vs
	2008	2007	2006	2007	2006

Professional services, subscription and hosting revenue	$305.5	$165.5	$81.3	84.6%	103.5%

As a percentage of total revenue	35.2%	27.5%	20.9%

Fiscal 2008 Compared to Fiscal 2007

The increase in professional services, subscription and hosting revenue in fiscal 2008 compared to fiscal 2007 consisted primarily of an $87.9 million increase in enterprise revenue including contributions from our acquisitions of BeVocal and Viecore and a $51.8 million increase in healthcare and dictation revenue including contributions from our acquisitions of Focus, Vocada and eScription, and to the growth of our iChart transcription solution. The growth in these organic and acquired revenue streams outpaced the relative growth of our other revenue types, resulting in a 7.7 percentage point increase in professional services, subscription and hosting revenue, as a percentage of total revenue.

Fiscal 2007 Compared to Fiscal 2006

Professional services, subscription and hosting revenue increased by $84.2 million in fiscal 2007 compared to fiscal 2006 due to revenue from our 2007 acquisitions as well as from our organic revenue growth. The growth is due primarily to $32.0 million in enterprise revenue driven by increased demand for our core enterprise consulting and transactional directory assistance services, and a 34% growth in our Dictaphone iChart solution. Additionally, our healthcare professional services, largely based on our acquisition of Dictaphone in March 2006, provided revenue growth of 45% in the second half of fiscal 2007 relative to the second half of fiscal 2006. As a percentage of total revenue, professional services, subscription and hosting revenue increased 6.6 percentage points due to accelerated organic and acquisition-related growth.

Maintenance and Support Revenue

Maintenance and support revenue primarily consists of technical support and maintenance services. The following table shows maintenance and support revenue, in absolute dollars and as a percentage of total revenue (dollars in millions):

				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2007 vs	2007 vs
	2008	2007	2006	2006	2006

Maintenance and support revenue	$148.6	$124.6	$71.4	19.3%	74.5%

As a percentage of total revenue	17.1%	20.7%	18.4%

Fiscal 2008 Compared to Fiscal 2007

The increase in maintenance and support revenue in fiscal 2008 compared to fiscal 2007 consisted primarily of a $10.4 million increase from the expansion of the current installed base in our healthcare and dictation solutions, an additional $10.4 million increase associated with enterprise revenue driven by a combination of organic growth and growth from our acquisition of Viecore. Maintenance and support revenue related to mobile products also increased by $2.8 million as compared to fiscal 2007. As a percentage of total revenue, maintenance and support revenue decreased by 3.6 percentage points primarily due to changes in revenue mix attributable to the accelerated growth in professional services, subscription and hosting revenue relative to maintenance and support revenue.

Fiscal 2007 Compared to Fiscal 2006

The $53.2 million increase in maintenance and support revenue in fiscal 2007 compared to fiscal 2006 consisted primarily of an increase in organic revenue, as well as acquisition related maintenance and support revenue from our 2007 acquisitions which have a significant customer base of maintenance and support contracts. Enterprise revenue increased $8.0 million; healthcare and dictation revenue increased $45.3 million, including contributions from our acquisition of Dictaphone. As a percentage of total revenue, maintenance and support revenue grew 2.3 percentage points in fiscal 2007 due primarily due to our 2007 acquisitions.

COSTS AND EXPENSES

Cost of Product and Licensing Revenue

Cost of product and licensing revenue primarily consists of material and fulfillment costs, manufacturing and operations costs and third-party royalty expenses. The following table shows cost of product and licensing revenue, in absolute dollars and as a percentage of product and licensing revenue (dollars in millions):

				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2008 vs	2007 vs
	2008	2007	2006	2007	2006

Cost of product and licensing revenue	$45.7	$43.2	$29.7	5.8%	45.5%

As a percentage of product and licensing revenue	11.0%	13.8%	12.6%

Fiscal 2008 Compared to Fiscal 2007

Cost of product and licensing revenue was relatively constant in fiscal 2008 compared to fiscal 2007 as lower hardware and software costs related to our healthcare products were offset by increased royalty expense associated with our PDF product. Cost of product and licensing revenue decreased as a percentage of product revenue primarily due to increased product and licensing revenue related to recent acquisitions that do not carry significant product cost, and, to a lesser extent, to a change in the revenue mix towards products with higher margins.

Fiscal 2007 Compared to Fiscal 2006

Cost of product and licensing revenue increased $13.5 million for fiscal 2007 compared to fiscal 2006 due in large part to our 2007 acquisitions and increased royalties and fulfillment of certain productivity products. As a percentage of product revenue, costs increased due to the higher third-party hardware and royalties associated with products acquired through our 2007 acquisitions.

Cost of Professional Services, Subscription and Hosting Revenue

Cost of professional services, subscription and hosting revenue primarily consists of compensation for consulting personnel, outside consultants and overhead, as well as the hardware and communications fees that support our subscription and hosted solutions. The following table shows cost of revenue, in dollars and as a percentage of professional services, subscription and hosting revenue (dollars in millions):

				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2008 vs	2007 vs
	2008	2007	2006	2007	2006

Cost of professional services, subscription and hosting revenue	$214.0	$114.2	$62.8	87.4%	81.8%

As a percentage of professional services, subscription and hosting revenue	70.0%	69.0%	77.2%

Fiscal 2008 Compared to Fiscal 2007

The increase in cost of professional services, subscription and hosting revenue in fiscal 2008 compared to fiscal 2007 is due to contributions from our acquisitions as well as organic growth of our core business. The cost of professional services, subscription and hosting revenue, increased modestly in fiscal 2008, as a percentage of the related revenue, as we increased spending to support our current and future growth, particularly in our hosted applications. These applications require infrastructure spending in advance of the revenue, and include solutions acquired in fiscal 2007 and 2008 such as BeVocal, Commissure, Vocada and eScription, and also include our iChart solution.

Fiscal 2007 Compared to Fiscal 2006

The increase in cost of professional services, subscription and hosting revenue in fiscal 2007 compared to fiscal 2006 is due to growth in our organic business and from our acquisitions. As a percentage of professional services, subscription and hosting revenue, the related costs decreased by 8.2 percentage points due primarily to our ability to increase the utilization of existing for our professional services resources, and from a change in relative mix towards incremental hosted revenue which provides a generally higher margin than do our professional services revenue.

Cost of Maintenance and Support Revenue

Cost of maintenance and support revenue primarily consists of compensation for product support personnel and overhead. The following table shows cost of maintenance and support revenue, in dollars and as a percentage of maintenance and support revenue (dollars in millions):

				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2008 vs	2007 vs
	2008	2007	2006	2007	2006

Cost of maintenance and support revenue	$31.5	$27.5	$15.6	14.5%	76.3%

As a percentage of maintenance and support revenue	21.2%	22.0%	21.9%

Fiscal 2008 Compared to Fiscal 2007

The increase in cost of maintenance and support revenue in fiscal 2008 compared to fiscal 2007 was attributable to both the growth in maintenance and support revenue from our acquisitions consummated in fiscal 2008 and 2007, and organic growth of our maintenance and support revenue. The cost of maintenance and support revenue as a percentage of the related revenue decreased by 0.8 percentage points.

Fiscal 2007 Compared to Fiscal 2006

The increase in cost of maintenance and support revenue in fiscal 2007 compared to fiscal 2006 was attributable to both the growth in maintenance and support revenue from our acquisitions consummated in fiscal 2007 and 2006, and to the growth in our organic maintenance and support revenue. The cost of maintenance and support revenue as a percentage of revenue stayed relatively flat at 22%, as maintenance and support revenue and associated costs grew approximately 76% from fiscal 2006.

Cost of Revenue from Amortization of Intangible Assets

Cost of revenue from amortization of intangible assets consists of the amortization of acquired patents and core and completed technology using the straight-line basis over their estimated useful lives. The cost of revenue from amortization of intangible assets also includes impairment charges when we determine that such charges are necessary. We evaluate these assets for impairment and for appropriateness of their remaining life on an ongoing basis. The following table shows cost of revenue from amortization of intangible assets, in dollars and as a percentage of total revenue (in millions):

				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2008 vs	2007 vs
	2008	2007	2006	2007	2006

Cost of revenue from amortization of intangible assets	$24.4	$13.1	$12.9	86.3%	1.6%

As a percentage of total revenue	2.8%	2.2%	3.3%

Fiscal 2008 Compared to Fiscal 2007

The increase in cost of revenue from amortization of intangible assets in fiscal 2008 compared to fiscal 2007 was primarily attributable to the amortization of intangible assets acquired in connection with our acquisitions closed in fiscal 2008 and 2007, as well as new technology licensed in fiscal 2008. The amortization expense in fiscal 2008 also included $2.7 million, which represents a portion of a settlement and license agreement that we entered into with a vendor in fiscal 2008.

Based on the amortizable intangible assets as of September 30, 2008, and assuming no impairment or reduction in expected lives, we expect cost of revenue from amortization of intangible assets for fiscal 2009 to be $26.3 million.

Fiscal 2007 Compared to Fiscal 2006

Cost of revenue from amortization of intangible assets increased $0.2 million in fiscal 2007 compared to fiscal 2006. The increase was primarily attributable to $3.1 million in amortization of intangible assets related to our 2007 acquisitions offset by a fiscal 2006 non-recurring charge of $2.6 million to write down technology licensed from a third party to its net realizable value. As a percentage of revenue, cost of revenue from amortization of intangible assets declined, largely because of a non-recurring charge in fiscal 2006, as well as the effect of amortization expense over a larger revenue base.

Research and Development Expense

Research and development expense primarily consists of salaries and benefits and overhead relating to our engineering staff. The following table shows research and development expense, in dollars and as a percentage of total revenue (dollars in millions):

				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2008 vs	2007 vs
	2008	2007	2006	2007	2006

Research and development expense	$115.0	$80.0	$59.4	43.8%	34.7%

As a percentage of total revenue	13.2%	13.3%	15.3%

Fiscal 2008 Compared to Fiscal 2007

The increase in research and development expense in fiscal 2008 compared to fiscal 2007 primarily consisted of an increase of $21.7 million in compensation expense due to increased headcount associated with our fiscal 2008 acquisitions and a full year of operations for our 2007 acquisitions, and a $3.6 million increase in contract labor and professional services to support ongoing research and development projects. To date, we have not capitalized any internal development costs as the cost incurred after technological feasibility but before release of products has not been significant. $7.2 million of the increase is attributable to increased share-based payments, and the remaining increase is related to other expenses related to travel, infrastructure costs, including depreciation of incremental fixed assets.

Fiscal 2007 Compared to Fiscal 2006

Research and development expense increased $20.6 million in fiscal 2007 compared to fiscal 2006 due to an increase of $8.6 million in compensation expense due to increased headcount largely associated with our 2007 acquisitions, an additional $6.9 million for contract labor and professional services to support ongoing research and development projects and an additional $2.6 million of increased shared-based payment expense. The remaining increase relates to additional employee-related travel, entertainment and infrastructure expenses. While increasing in dollars, research and development expense decreased as a proportion of total revenue reflecting achievement of synergies following acquisitions and on-going efforts to increase productivity.

Sales and Marketing Expense

Sales and marketing expense includes salaries and benefits, commissions, advertising, direct mail, public relations, tradeshow costs and other costs of marketing programs, travel expenses associated with our sales organization and overhead. The following table shows sales and marketing expense, in dollars and as a percentage of total revenue (dollars in millions):

				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2008 vs	2007 vs
	2008	2007	2006	2007	2006

Sales and marketing expense	$231.2	$184.9	$128.4	25.0%	44.0%

As a percentage of total revenue	26.6%	30.7%	33.1%

Fiscal 2008 Compared to Fiscal 2007

The increase in sales and marketing expenses in fiscal 2008 compared to fiscal 2007 was primarily due to $35.4 million increase in compensation and other variable costs, such as commissions and travel expenses related to increased headcount from our fiscal 2008 acquisitions and a full year of operations for our fiscal 2007 acquisitions, and a $4.5 million increase related to marketing programs and channel program expenses. Additionally, $4.1 million of the increase was related to increased share-based payments. Sales and marketing expense as a percentage of total revenue decreased by 4.1 percentage points, as a result of increased efficiency of our sales teams, cost efficiencies of our marketing expenditures and a reduction of the share-based compensation relative to the increase in revenue.

Fiscal 2007 Compared to Fiscal 2006

Sales and marketing expense increased $56.5 million in fiscal 2007 compared to fiscal 2006 due to an increase of $35.0 million in salaries and other variable costs, such as commissions and travel expenses relating to increased headcount from our 2007 acquisitions and to support the organic business, an increase of $13.0 million relating to share-based compensation, and an increase of $4.2 million relating to marketing programs and channel program expenses. The remaining increase in expenses relates to professional services, recruiting and other expenses associated with the support of the sales and marketing organization. While the expenses increased in absolute dollars, sales and marketing expenses decreased as a percentage of total revenue due to synergies achieved from acquisitions and increased productivity of sales organization.

General and Administrative Expense

General and administrative expense primarily consists of personnel costs, including overhead, for administration, finance, human resources, information systems, facilities and general management, fees for external professional advisors including accountants and attorneys, insurance, and provisions for doubtful accounts. The following table shows general and administrative expense, in dollars and as a percentage of total revenue (dollars in millions):

				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2008 vs	2007 vs
	2008	2007	2006	2007	2006

General and administrative expense	$105.9	$75.6	$55.3	40.1%	36.7%

As a percentage of total revenue	12.2%	12.6%	14.2%

Fiscal 2008 Compared to Fiscal 2007

The increase in general and administrative expense for fiscal 2008 compared to fiscal 2007 was primarily due to increased compensation of $16.0 million associated with our 2008 acquisitions. An additional $8.7 million increase in expenses related to temporary employees and professional services in order to support the incremental requirements that exist due to our growth from acquisitions, and $4.7 million of the increase was related to increased share-based payments.

Fiscal 2007 Compared to Fiscal 2006

General and administrative expense increased $20.3 million in fiscal 2007 compared to fiscal 2006 due to increased compensation associated with our 2007 acquisitions, an increase of $8.4 million relating to share-based compensation, and a $4.0 million increase in expenses relating to temporary employees and professional services to support our growing organization. While the expense increased in absolute dollars, general and administrative expense as a percentage of revenue decreased as we achieved higher sales volumes while improving control of our cost structure.

Amortization of Intangible Assets

Amortization of intangible assets into operating expense includes amortization of acquired customer and contractual relationships, non-competition agreements and acquired trade names and trademarks. Customer relationships are amortized on an accelerated basis based upon the pattern in which their economic benefits are being utilized. Other identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. The amortization of intangible assets also includes impairment charges when we determine that such charges are necessary. We evaluate these assets for impairment and for appropriateness of their remaining life on an ongoing basis. The following table shows amortization of intangible assets, in dollars and as a percentage of total revenue (dollars in millions):
				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2008 vs	2007 vs
	2008	2007	2006	2007	2006

Amortization of intangible assets	$58.2	$24.6	$17.2	136.6%	43.0%

As a percentage of total revenue	6.7%	4.1%	4.4%

Fiscal 2008 Compared to Fiscal 2007

The increase in amortization of intangible assets in fiscal 2008 compared to fiscal 2007 was primarily attributable to the amortization of identifiable intangible assets acquired in connection with our acquisitions closed in fiscal 2008 and 2007. Also included in the amortization expense in fiscal 2008 is $3.6 million relating to impairment charges recorded from our review of our ability to realize future cash flows relating to certain of the intangible assets; we did not record any impairment charges in fiscal 2007.

Based on the amortizable intangible assets as of September 30, 2008, and assuming no impairment or reduction in expected lives, we expect amortization of intangible assets for fiscal 2009 to be $73.0 million.

Fiscal 2007 Compared to Fiscal 2006

Amortization of intangible assets increased $7.4 million in fiscal 2007 compared to fiscal 2006. The increase was primarily attributable to $10.6 million in amortization of intangible assets related to our 2007 and 2006 acquisitions.

In-Process Research and Development

In fiscal 2008, we recorded in-process research and development of $2.6 million in connection with our acquisition of PSRS. We did not have any in-process research and development charges for any other acquisitions completed in fiscal 2008, 2007 or 2006. The value assigned to in-process research and development was determined using an income approach by estimating the costs to develop the acquired technologies into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present values. At the date of acquisition, the development of these projects had not yet reached technological feasibility, and the research and development in progress had no alternative future uses. The rates utilized to discount the net cash flows to their present value were based on a number of factors, including our estimated costs of capital. Due to the nature of the forecasts and the risks associated with the projected growth and profitability of these projects, discount rates of 25% to 35% were considered appropriate. We anticipate costs to complete the development of these projects will be approximately $4.4 million, and will be completed between April 2009 and December 2009.

Restructuring and Other Charges (Credits), Net

In fiscal 2008, we recorded restructuring and other charges of $7.2 million, of which $7.0 million was recorded to new restructuring activities in fiscal 2008, and $0.2 million relates to pre-existing facilities that are included in accrued business combination costs which are discussed in Note 13 in the accompanying notes to our consolidated financial statements. With respect to the $7.0 million of fiscal 2008 restructuring activities, $4.2 million related to the elimination of approximately 155 personnel across multiple functions, $1.4 million related to a non-recurring, adverse ruling arising from a vendor’s claims of underpayment of historical royalties for technology discontinued in 2005 and $1.4 million related to the consolidation or elimination of excess facilities.

During the second quarter of fiscal 2006, we recorded a $1.3 million reduction to existing restructuring reserves as a result of the execution of a favorable sublease agreement relating to one of the facilities included in our 2005 restructuring plan. The amount was partially offset by other net adjustments of $0.1 million associated with prior years’ restructuring programs.

The following table sets forth the activity relating to the restructuring accruals in fiscal 2008, 2007 and 2006 (in millions):

	Personnel	Facilities
	Related	Costs	Other	Total

Balance at September 30, 2005	$1.8	$4.0	$—	$5.8
Restructuring and other charges (credits), net	—	(1.2)	—	(1.2)
Cash payments	(1.4)	(2.3)	—	(3.7)

Balance at September 30, 2006	0.4	0.5	—	0.9
Restructuring and other charges (credits), net	(0.1)	—	—	(0.1)
Cash payments	—	(0.5)	—	(0.5)

Balance at September 30, 2007	0.3	—	—	0.3
Restructuring and other charges (credits), net	4.2	1.4	1.4	7.0
Cash payments	(4.2)	(0.6)	—	(4.8)

Balance at September 30, 2008	$0.3	$0.8	$1.4	$2.5

Other Income (Expense), Net

The following table shows other income (expense), net in dollars and as a percentage of total revenue (dollars in millions):

				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2008 vs	2007 vs
	2008	2007	2006	2007	2006

Interest income	$8.0	$6.0	$3.3	33.3%	81.8%
Interest expense	(55.2)	(36.5)	(17.6)	51.2	107.4
Other income (expense), net	(1.0)	—	(1.1)	—	(100.0)

Total other income (expense), net	$(48.2)	$(30.5)	$(15.4)

As a percentage of total revenue	(5.6)%	(5.1)%	(4.0)%

Fiscal 2008 Compared to Fiscal 2007

The increase in interest income in fiscal 2008 compared to fiscal 2007 was primarily due to higher cash balances, partially offset by lower interest rates during fiscal 2008 compared to fiscal 2007. The increase in interest expense was mainly due to the increase in our term loan borrowings and the $250.0 million convertible debentures that we issued in August 2007. Included in interest expense was $5.2 million in fiscal 2008 and $4.2 million in fiscal 2007 of non-cash interest expense mainly related to imputed interest in association with certain lease obligations included in our accrued business combination costs and accrued restructuring charges, the amortization of debt issuance costs and unamortized discount associated with our debt. Other income (expense), net principally consisted of foreign exchange gains (losses) as a result of the changes in foreign exchange rates on certain of our foreign subsidiaries who have transactions denominated in currencies other than their functional currencies, as well as the remeasurement of certain of our intercompany balances.

Fiscal 2007 Compared to Fiscal 2006

Interest income increased $2.7 million in fiscal 2007 compared to fiscal 2006 primarily due to higher cash and investment balances during fiscal 2007 as well as higher interest rates. Interest expense increased $18.9 million during fiscal 2007 compared to fiscal 2006 primarily due to (i) interest related to the credit facility we entered into on March 31, 2006 having been outstanding for a full 12 months; (ii) the April 2007 and August 2007 amendments to that facility that added $90.0 million and $225.0 million of debt, respectively; and (iii) the $250.0 million convertible debentures that we issued in August 2007. Additionally, we recorded $4.6 million of non-cash interest expense mainly related to imputed interest in association with certain lease obligations included in our accrued business combination costs and accrued restructuring charges, the amortization of debt issuance costs associated with the credit facility we entered into on March 31, 2006 as well as to the accretion of the interest related to the note payable from our Phonetic acquisition in February 2005. Other income (expense) principally consisted of foreign exchange gains (losses) as a result of the changes in foreign exchange rates on certain of our foreign subsidiaries who have transactions denominated in currencies other than their functional currencies, as well as the remeasurement of certain of our intercompany balances.

Provision for Income Taxes

The following table shows the provision for income taxes, in dollars and the effective income tax rate (in thousands, except percentages):

				%	%
				Change	Change
	Fiscal	Fiscal	Fiscal	2008 vs	2007 vs
	2008	2007	2006	2007	2006

Income tax provision	$14.6	$22.5	$15.1	(35.1)%	49.0%

Effective income tax rate	(93.8)%	265.1%	(214.2)%

Fiscal 2008 Compared to Fiscal 2007 and Fiscal 2006

The variance from the federal statutory rate in all periods was due primarily to the increase in our valuation allowance with respect to certain deferred tax assets. During fiscal 2008, the increase in the valuation allowance was largely offset by a fourth quarter benefit of the enactment of a Massachusetts state tax law. The change in law effects certain deferred tax liabilities associated with intangible assets and results in these liabilities being taxed at a lower effective tax rate. As a result, a tax benefit in the amount of $20.4 million was recorded. This benefit includes an $8.0 million tax benefit related to the eScription acquisition which is currently treated as a stock purchase. We can elect, if we pay approximately $21.5 million in additional purchase price, to treat this acquisition as an asset purchase. In the event we elect to treat this as an asset purchase, we will be required to reverse the $8.0 million benefit as a tax provision during the quarter in which the asset election is made. The election is required to be made no later than February 15, 2009.

In addition to the above effect of the state tax law, it is anticipated that regulations will be issued which will impact our ability to use certain state net operating losses. Because the regulations have not been issued, we are unable to calculate the effect of these regulations. The regulations are expected to be issued during the first calendar quarter of 2009. The tax provision expense to be recorded by us when regulations are issued could be up to approximately $2.0 million.

Our utilization of deferred tax assets that were acquired in a business combination (primarily net operating loss carryforwards) will require the reversal of the deferred tax asset in accordance with the manner in which the deferred tax asset was originally recorded and will vary based upon the business combination whose deferred tax assets are being utilized. Our establishment of new deferred tax assets as a result of operating activities requires the establishment of valuation allowances based upon the SFAS 109 “more likely than not” realization criteria. The establishment of a valuation allowance relating to operating activities is recorded as an increase to tax expense.

Our tax provision also includes state and foreign tax expense, which is determined on either a legal entity or separate tax jurisdiction basis.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents totaled $261.5 million as of September 30, 2008, an increase of $77.2 million compared to $184.3 million as of September 30, 2007. As of September 30, 2008, total retained deficit was $235.1 million. We do not expect our retained deficit to impact our future ability to operate the business given our current cash position and strong cash flow generation. Our increase in cash and cash equivalents reflected $196.2 million provided by operating activities, partially offset by the net impact of cash provided by financing activities and cash used in investing activities.

Cash provided by operating activities

Cash provided by operating activities for fiscal 2008 was $196.2 million, an increase of $89.8 million, or 84%, from $106.4 million provided by operating activities in fiscal 2007. The increase was primarily composed of additional cash generated from changes in working capital accounts. As compared to last year, we generated an additional $76.3 million from accounts receivable, $3.6 million from inventory, prepaid and other assets and $9.3 million from deferred revenue. These increases from working capital accounts were partially offset by an incremental usage of $46.2 million for accounts payable and accrued expenses. In addition to the increase from the working capital accounts, cash provided by operating activities also improved by $46.7 million due to additional cash generated from our net loss after adding back non-cash items such as depreciation and amortization and share-based payments, partially offset by a $13.6 million difference in our deferred tax position.

Cash provided by operating activities for fiscal 2007 was $106.4 million, an increase of $44.4 million, or 72%, from $62.0 million provided by operating activities in fiscal 2006. The increase was composed of changes relating to the net loss after adding back non-cash items such as depreciation and amortization and share-based compensation. In fiscal 2007 this amount was $105.1 million compared to $54.9 million in fiscal 2006, an increase of $50.2 million, or 91%. The change in working capital accounts contributed $1.3 million in fiscal 2007 as compared to $7.1 million in fiscal 2008, a net decrease of $5.8 million in fiscal 2008 from fiscal 2007.

Cash used in investing activities

Cash used in investing activities for fiscal 2008 was $446.1 million, a decrease of $131.6 million, or 23%, as compared to net cash used in investing activities of $577.7 million for fiscal 2007. The decrease in cash used in investing activities was primarily attributable to cash paid relating to our acquisitions, with cash payments of $564.3 million in fiscal 2007, as compared to $392.5 million in fiscal 2008. This was partially offset by an incremental $29.0 million that we paid for third party licenses and patent defense costs in fiscal 2008 as compared to fiscal 2007.

Cash used in investing activities for fiscal 2007 was $577.7 million, an increase of $207.5 million, or 56% compared to $370.2 million for fiscal 2006. The increase in cash used in investing activities was primarily driven by a $171.5 million increase in cash paid for acquisitions in fiscal 2007 compared to fiscal 2006. Our purchases of property and equipment and fees paid to defend our intellectual property each increased in fiscal 2007 relative to fiscal 2006, collectively using $20.2 million in fiscal 2007 compared to $12.6 million in fiscal 2006, using an additional $7.5 million in cash. In fiscal 2007 we generated $28.6 million less cash from maturities of marketable securities and removal of encumbrances against certain restricted cash balances, as we generated $6.7 million and $35.3 million during fiscal 2007 and 2006, respectively. The decrease in cash provided from marketable securities and restricted cash was the result of most of our investments and restricted cash having been converted to cash and cash equivalents during fiscal 2006.

Cash provided by financing activities

Cash provided by financing activities for fiscal 2008 was $327.1 million, as compared to net cash provided by financing activities of $541.5 million for fiscal 2007, a decrease of $214.4 million, or 40%. The majority of the cash provided by financing activities in fiscal 2008 was composed of $330.6 million in net proceeds from equity issuances, and in fiscal 2007 was $551.4 million from borrowings relating to our Expanded 2006 Credit Facility and 2.75% Convertible Senior Debentures. The net decrease between the fiscal 2008 equity issuances and the fiscal 2007 debt issuances is $220.8 million. We received $28.4 million in fiscal 2007 from our employees’ exercise of certain share-based awards, compared to $11.1 million in fiscal 2008. In fiscal 2007 we paid $18.7 million relating to a deferred acquisition payment for an acquisition consummated in fiscal 2005, we did not have any deferred payments of this nature in fiscal 2008.

Cash provided by financing activities for fiscal 2007 was $541.5 million, an increase of $192.8 million, or 55% compared to $348.7 million in fiscal 2006. The increase in cash provided by financing activities is primarily related to $205.4 million of incremental net borrowings from our Expanded 2006 Credit Facility and 2.75% Convertible Senior Debentures. This increase in cash generated was partially offset by $4.5 million additional payments of notes and payables and capital leases, $4.2 million in additional deferred acquisition payments, $3.2 million for repurchase of shares originally issued to the former shareholders of Mobile Voice Control, Inc., incremental $1.1 million purchases of additional treasury stock and $2.3 million less cash generated for proceeds from issuance of common stock under employee share-based compensation plans.

Credit Facilities and Debt

2.75% Convertible Senior Debentures

On August 13, 2007, Nuance issued $250 million of 2.75% convertible senior debentures due in 2027 (“the 2027 Debentures”) in a private placement to Citigroup Global Markets Inc. and Goldman, Sachs & Co. (the “Initial Purchasers”). Total proceeds, net of debt discount of $7.5 million and deferred debt issuance costs of $1.1 million, were $241.4 million. The 2027 Debentures bear an interest rate of 2.75% per annum, payable semi-annually in arrears beginning on February 15, 2008, and mature on August 15, 2027 subject to the right of the holders of the 2027 Debentures to require us to redeem the 2007 Debentures on August 15, 2014, 2017 and 2022. The related debt discount and debt issuance costs are being amortized to interest expense using the effective interest rate method through August 2014. As of September 30, 2008 and 2007, the ending unamortized discount was $6.3 million and $7.4 million, respectively, and the ending unamortized deferred debt issuance costs were $0.8 million and $1.1 million, respectively. The 2027 Debentures are general senior unsecured obligations, ranking equally in right of payment to all of our existing and future unsecured, unsubordinated indebtedness and senior in right of payment to any indebtedness that is contractually subordinated to the 2027 Debentures. The 2027 Debentures are effectively subordinated to our secured indebtedness to the extent of the value of the collateral securing such indebtedness and are structurally subordinated to indebtedness and other liabilities of our subsidiaries. If converted, the principal amount of the 2027 Debentures is payable in cash and any amounts payable in excess of the principal of $250 million, will (based on an initial conversion rate, which represents an initial conversion price of $19.47 per share, subject to adjustment as defined) be paid in cash or shares of our common stock, at our election, only in the following circumstances and to the following extent: (i) on any date during any fiscal quarter beginning after September 30, 2007 (and only during such fiscal quarter) if the closing sale price of our common stock was more than 120% of the then current conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter; (ii) during the five consecutive business-day period following any five consecutive trading-day period in which the trading price for $1,000 principal amount of the Debentures for each day during such five trading-day period was less than 98% of the closing sale price of our common stock multiplied by the then current conversion rate; (iii) upon the occurrence of specified corporate transactions, as described in the indenture for the 2027 Debentures; and (iv) at the option of the holder at any time on or after February 15, 2027. Additionally, we may redeem the 2027 Debentures, in whole or in part, on or after August 20, 2014 at par plus accrued and unpaid interest; each holder shall have the right, at such holder’s option, to require us to repurchase all or any portion of the 2027 Debentures held by such holder on August 15, 2014, August 15, 2017 and August 15, 2022. Upon conversion, we will pay cash and shares of our common stock (or, at our election, cash in lieu of some or all of such common stock), if any. If we undergo a fundamental change (as described in the indenture for the 2027 Debentures) prior to maturity, holders will have the option to require us to repurchase all or any portion of their debentures for cash at a price equal to 100% of the principal amount of the debentures to be purchased plus any accrued and unpaid interest, including any additional interest to, but excluding, the repurchase date. As of September 30, 2008, no conversion triggers were met. If the conversion triggers were met, we could be required to repay all or some of the principal amount in cash prior to the maturity date.

Expanded 2006 Credit Facility

We have entered into a credit facility which consists of a $75 million revolving credit line including letters of credit, a $355 million term loan entered into on March 31, 2006, a $90 million term loan entered into on April 5, 2007 and a $225 million term loan entered into on August 24, 2007 (the “Expanded 2006 Credit Facility”). The term loans are due March 2013 and the revolving credit line is due March 2012. As of September 30, 2008, $657.0 million remained outstanding under the term loans and there were $16.6 million of letters of credit issued under the revolving credit line. There were no other outstanding borrowings under the revolving credit line as of September 30, 2008. On October 8, 2008, we drew $55.0 million against our revolving credit line.

The Expanded 2006 Credit Facility contains covenants, including, among other things, covenants that restrict the ability of us and our subsidiaries to incur certain additional indebtedness, create or permit liens on assets, enter into sale-leaseback transactions, make loans or investments, sell assets, make certain acquisitions, pay dividends, or repurchase stock. The agreement also contains events of default, including failure to make payments of principal or interest, failure to observe covenants, breaches of representations and warranties, defaults under certain other material indebtedness, failure to satisfy material judgments, a change of control and certain insolvency events. As of September 30, 2008, we were in compliance with the covenants under the Expanded 2006 Credit Facility.

Borrowings under the Expanded 2006 Credit Facility bear interest at a rate equal to the applicable margin plus, at our option, either (a) the base rate (which is the higher of the corporate base rate of UBS AG, Stamford Branch, or the federal funds rate plus 0.50% per annum) or (b) LIBOR (equal to (i) the British Bankers’ Association Interest Settlement Rates for deposits in U.S. dollars divided by (ii) one minus the statutory reserves applicable to such borrowing). The applicable margin for term loan borrowings under the Expanded 2006 Credit Facility ranges from 0.75% to 1.50% per annum with respect to base rate borrowings and from 1.75% to 2.50% per annum with respect to LIBOR-based borrowings, depending on our leverage ratio. The applicable margin for revolving loan borrowings, under the Expanded 2006 Credit Facility ranges from 0.50% to 1.25% per annum with respect to base rate borrowings and from 1.50% to 2.25% per annum with respect to LIBOR-based borrowings, depending upon our leverage ratio. As of September 30, 2008, our applicable margin for term loan was 1.25% for base rate borrowings and 2.25% for LIBOR-based borrowings. We are required to pay a commitment fee for unutilized commitments under the revolving credit facility at a rate ranging from 0.375% to 0.50% per annum, based upon our leverage ratio. As of September 30, 2008, the commitment fee rate was 0.5% and the effective interest rate was 4.72%.

We capitalized debt issuance costs related to the Expanded 2006 Credit Facility and are amortizing the costs to interest expense using the effective interest rate method through March 2012 for costs associated with the revolving credit facility and through March 2013 for costs associated with the term loan. As of September 30, 2008 and 2007, the ending unamortized deferred financing fees were $10.0 million and $12.3 million, respectively and are included in other assets in our accompanying balance sheet.

The Expanded 2006 Credit Facility is subject to repayment in four equal quarterly installments of 1% per annum ($6.7 million per year, not including interest, which is also payable quarterly), and an annual excess cash flow sweep, as defined in the Expanded 2006 Credit Facility, which is payable beginning in the first quarter of each fiscal year, beginning in fiscal 2008, based on the excess cash flow generated in the previous fiscal year. No payment under the excess cash flow sweep provision was due in the first quarter of either fiscal 2008 or fiscal 2009 as there was no excess cash flow generated in either of the respective prior fiscal years. We will continue to evaluate the extent to which a payment is due in the first quarter of future fiscal years excess cash flow generation. At the current time, we are unable to predict the amount of the outstanding principal, if any, that we may be required to repay in future fiscal years pursuant to the excess cash flow sweep provisions. Any term loan borrowings not paid through the baseline repayment, the excess cash flow sweep, or any other mandatory or optional payments that we may make, will be repaid upon maturity. If only the baseline repayments are made, the annual aggregate principal amount of the term loans repaid would be as follows (in millions):

Year Ending September 30,	Amount

2009	$6.7
2010	6.7
2011	6.7
2012	6.7
2013	630.2

Total	$657.0

Our obligations under the Expanded 2006 Credit Facility are unconditionally guaranteed by, subject to certain exceptions, each of our existing and future direct and indirect wholly-owned domestic subsidiaries. The Expanded 2006 Credit Facility and the guarantees thereof are secured by first priority liens and security interests in the following: 100% of the capital stock of substantially all of our domestic subsidiaries and 65% of the outstanding voting equity interests and 100% of the non-voting equity interests of first-tier foreign subsidiaries, all material tangible and intangible assets of us and the guarantors, and any present and future intercompany debt. The Expanded 2006 Credit Facility also contains provisions for mandatory prepayments of outstanding term loans upon receipt of the following, and subject to certain exceptions: 100% of net cash proceeds from asset sales, 100% of net cash proceeds from issuance or incurrence of debt, and 100% of extraordinary receipts. We may voluntarily prepay the Expanded 2006 Credit Facility without premium or penalty other than breakage costs, as defined with respect to LIBOR-based loans.

We believe that cash flows from future operations in addition to cash and marketable securities on hand will be sufficient to meet our working capital, investing, financing and contractual obligations and the contingent payments for acquisitions, if any are realized, as they become due for the foreseeable future. We also believe that in the event future operating results are not as planned, that we could take actions, including restructuring actions and other cost reduction initiatives, to reduce operating expenses to levels which, in combination with expected future revenue, will continue to generate sufficient operating cash flow. In the event that these actions are not effective in generating operating cash flows we may be required to issue equity or debt securities on terms that may be less favorable.

Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments

Contractual Obligations

The following table outlines our contractual payment obligations as of September 30, 2008 (in millions):

	Payments Due by Fiscal Year Ended September 30,
			2010	2012
Contractual Obligations	Total	2009	and 2011	and 2013	Thereafter

Expanded 2006 Credit Facility(2)	$657.0	$6.7	$13.4	$636.9	$—
2.75% Convertible Senior Debentures(1)	250.0	—	—	—	250.0
Interest payable under Expanded 2006 Credit Facility(2)	136.5	30.9	60.8	44.8	—
Interest payable under 2.75% Convertible Senior Debentures(3)	41.4	6.9	13.8	13.8	6.9
Lease obligations and other liabilities:
Capital leases and other liabilities	0.3	0.2	0.1	—	—
Operating leases	98.5	15.6	27.9	24.2	30.8
Other lease obligations associated with the closing of duplicate facilities related to restructurings and acquisitions(4)	6.7	3.1	2.6	1.0	—
Pension, minimum funding requirement(5)	4.7	1.6	3.1	—	—
Purchase commitments(6)	3.0	3.0	—	—	—
Other long-term liabilities assumed(7)	66.8	13.7	28.9	16.3	7.9

Total contractual cash obligations	$1,264.9	$81.7	$150.6	$737.0	$295.6

(1)	Holders of the 2.75% Senior Convertible Debentures have the right to require us to repurchase the debentures on August 15, 2014, 2017 and 2022.

(2)	Interest is due and payable monthly under the credit facility, and principal is paid on a quarterly basis. The amounts included as interest payable in this table are based on the effective interest rate as of September 30, 2008 related to the Expanded 2006 Credit Facility excluding the effect of our interest rate swaps.

(3)	Interest is due and payable semi-annually under the 2.75% convertible senior debentures.

(4)	Obligations include contractual lease commitments related to two facilities that were part of restructuring plans entered into in fiscal 2005 and 2008. As of September 30, 2008, total gross lease obligations are $3.0 million and are included in the contractual obligations herein. The remaining $3.7 million in obligations represent contractual lease commitments associated with the implemented plans to eliminate duplicate facilities in conjunction with our acquisitions. As of September 30, 2008, we have subleased certain of the facilities to unrelated third parties with total sublease income of $3.4 million through fiscal 2013.

(5)	Our U.K. pension plan has a minimum funding requirement of £859,900 ($1.6 million based on the exchange rate at September 30, 2008) for each of the next 3 years, through fiscal 2011.

(6)	These amounts include non-cancelable purchase commitments for inventory in the normal course of business to fulfill customers’ orders currently scheduled in our backlog.

(7)	Obligations include assumed long-term liabilities relating to restructuring programs initiated by the predecessor companies prior to our acquisition of SpeechWorks International, Inc. in August 2003, and our acquisition of Former Nuance in September 2005. These restructuring programs related to the closing of two facilities with lease terms set to expire in 2016 and 2012, respectively. Total contractual obligations under these two leases are $66.8 million. As of September 30, 2008, we have sub-leased certain of the office space related to these two facilities to unrelated third parties. Total sublease income under contractual terms is expected to be $21.1 million, which ranges from $1.7 million to $4.0 million on an annualized basis through 2016.

On October 1, 2008, we completed our acquisition of SNAPin Software, Inc. The SNAPin acquisition will further enable our capabilities to deliver innovative, highly scalable mobile customer care solutions that transform the way mobile operators and enterprises interact with consumers in real-time on mobile devices. The announced estimated aggregate consideration for this acquisition is approximately 10.6 million shares of our common stock including 1.1 million shares of our common stock to be placed in escrow for 12 months to satisfy any claims we may have. The aggregate consideration will additionally include our assumption of all of SNAPin’s outstanding employee stock options and restricted stock awards.

As a result of our adoption of FIN 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”) on October 1, 2007 our gross liability for unrecognized tax benefits was approximately $2.5 million. The gross liability as of September 30, 2008 was $2.7 million. We estimate that approximately $1.6 million of this amount may be paid within the next two years and we are currently unable to reasonably estimate the timing of payments for the remainder of the liability.

Contingent Liabilities and Commitments

In connection with certain of our acquisitions, we have agreed to make contingent cash payments to the former shareholders of certain of the acquired companies. The following represents the contingent cash payments that we may be required to make.

In connection with our acquisition of Phonetic Systems Ltd. (“Phonetic”), we agreed to make contingent earnout payments of up to $35.0 million upon the achievement of certain established financial and performance targets through December 31, 2007, in accordance with the merger agreement. We have notified the former shareholders of Phonetic that the financial and performance targets for the scheduled payments for all periods through December 31, 2007 were not achieved. Accordingly, we have not recorded any obligations relative to these measures as of September 30, 2008. The former shareholders of Phonetic have objected to this determination and have filed for arbitration.

In connection with our acquisition of BeVocal, we agreed to make contingent earnout payments of up to $65.1 million upon the achievement of certain financial targets through December 31, 2007. A portion of the total amount of the earnout payments is further conditioned on continued employment provisions. Subsequent to September 30, 2008, based on the final measurement of the financial targets, and on the currently measurable forfeiture provisions relating to continued employment requirements, we agreed with the BeVocal shareholder representative on total earnout payments of $49.1 million. The majority of these payments are due upon the final measurement of the financial targets. We have included this amount in current liabilities as of September 30, 2008; a preliminary estimate of the amount, $44.2 million, was included in long-term liabilities as of September 30, 2007. Of this total amount, $46.1 million is payable in cash and $3.0 million is payable in either shares of stock or as a cash payment, at our option.

In connection with our acquisition of Commissure, we agreed to make contingent earnout payments of up to $8.0 million upon the achievement of certain financial targets for the fiscal years ended September 30, 2008, 2009 and 2010, in accordance with the merger agreement. $2.0 million of this earnout relates to performance measures for fiscal 2008, we are currently evaluating the calculations for these fiscal 2008 targets, and have not recorded any earnout obligation as of September 30, 2008. Payments, if any, may be made in the form of cash or shares of our common stock, at our sole discretion.

In connection with our acquisition of Vocada, we agreed to make contingent earnout payments of up to an additional $21.0 million upon the achievement of certain performance targets through 2010 measured over defined periods through December 31, 2010, in accordance with the merger agreement. We have not recorded any obligation relative to these measures as of September 30, 2008. Payments, if any, will be made in the form of cash or shares of our common stock, at our sole discretion.

In connection with our acquisition of Viecore, we guaranteed a minimum market value of $20.43 per share when the escrow shares are released. If the market value is less than $20.43 per share on the date of release, the Company is required to pay the difference, if any, and limited to $1.8 million, in cash. Based on the closing market value per share of $12.19 on September 30, 2008, we would be required to pay to the former shareholders of Viecore $1.8 million, which would be recorded as a reduction of additional paid in capital.

In connection with the escrow relating to the eScription acquisition, we have guaranteed a minimum market value of $17.7954 per share when the escrow shares are released. If the market value is less than $17.7954 per share on the date of release, we are required to pay the difference, if any and limited to $5.0 million, in cash. Based on the closing market value per share of $12.19 on September 30, 2008, we would be required to pay to the former shareholders of eScription $5.0 million, which would be recorded as a reduction of additional paid in capital.

In connection with our acquisition of Multi-Vision, we agreed to make contingent earnout payments of up to $15.0 million upon the achievement of certain financial targets for the period from August 1, 2008 to July 31, 2009, in accordance with the merger agreement. In addition to the performance targets, two-thirds of the earnout is further conditioned on continued employment; accordingly, up to $10.0 million of any earnout payments that become payable will be recorded to compensation expense, and up to $5.0 million will be recorded as additional purchase price and allocated to goodwill. We have not recorded any obligation relative to these measures as of September 30, 2008. Payments, if any, will be made in the form of cash or shares of our common stock, at our sole discretion.

In connection with our acquisition of PSRS in September 2008, a deferred cash payment of €44.3 million ($64.0 million based on the exchange rate as of September 30, 2008) is to be paid in cash on September 21, 2009. Subsequent to September 30, 2008, we entered into a cash flow hedge with respect to the €44.3 million payment. The September 2009 payment is subject to acceleration under certain conditions including change in control of Nuance (as defined), or the acceleration of our payment obligations under our March 2006 credit agreement, as amended. Additionally, the purchase price is subject to adjustment (increase or decrease), based on the working capital provision as defined in the share purchase agreement the measurement is expected to be completed in the first quarter of fiscal 2009.

In connection with our acquisition of SNAPin, on October 1, 2008, we agreed to make contingent earnout payments of up to $45.0 million in cash, and an additional $2.5 million in cash or stock, at our sole discretion, upon the achievement of certain financial targets for the period from October 1, 2008 to December 31, 2009, in accordance with the merger agreement.

Pension and Post-Retirement Benefit Plans

We assumed defined benefit pension plans as part of the acquisition of Dictaphone Corporation on March 31, 2006, which provide certain retirement and death benefits for former Dictaphone employees located in the United Kingdom and Canada. These plans require periodic cash contributions. The Canadian plan is fully funded and expected to remain fully funded during fiscal 2009, without additional funding by us. In fiscal 2008, total cash funding for the UK pension plan was $1.7 million. For the UK pension plan, we have a minimum funding requirement of £859,900 (approximately $1.6 million based on the exchange rate at September 30, 2008) for each of the next three years, through fiscal 2011.

We have also assumed a post-retirement health care and life insurance benefit plan in connection with the acquisition of Dictaphone. The plan, which is closed to new participants, provides certain post-retirement health care and life insurance benefits and consists of a fixed subsidy for qualifying employees in the United States and Canada. The plan is non-funded and cash contributions are made each year to cover claim costs incurred in that year. Total cash paid during fiscal 2008 for the post-retirement health care and life insurance benefit plan was not material.

Off-Balance Sheet Arrangements

Through September 30, 2008, we have not entered into any off-balance sheet arrangements or material transactions with unconsolidated entities or other persons.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, assumptions and judgments, including those related to revenue recognition; allowance for doubtful accounts and returns; accounting for patent legal defense costs; the costs to complete the development of custom software applications; the valuation of goodwill, intangible assets and tangible long-lived assets; accounting for business combinations; share-based payments; interest rate swaps which are characterized as derivative instruments; accounting for income taxes and related valuation allowances; and loss contingencies. Our management bases its estimates on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

We believe the following critical accounting policies most significantly affect the portrayal of its financial condition and results of operations and require its most difficult and subjective judgments.

Revenue Recognition.  We recognize product and licensing revenue in accordance with Statement of Position, or SOP, 97-2, “Software Revenue Recognition,” and SOP 98-9, Modification of SOP 97-2, “Software Revenue Recognition, with Respect to Certain Transactions,” and related authoritative literature. The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence, or VSOE, of fair value exists for those elements. Our software arrangements generally include software and post contract support which includes telephone support and the right to receive unspecified upgrades/enhancements on a when-and-if-available basis, typically for one to three years. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements and the fair value of the respective elements could materially impact the amount of earned and unearned revenue. Judgment is also required to assess whether future releases of certain software represent new products or upgrades and enhancements to existing products. In accordance with SOP 97-2, revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable and (iv) collectibility is probable.

Non-software revenue is recognized in accordance with, the Securities and Exchange Commission’s Staff Accounting Bulletin, or SAB, 104, “Revenue Recognition in Financial Statements.” Under SAB 104, we recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fees are fixed or determinable and (iv) collectibility is reasonably assured.

Revenue from products offered on a subscription and/or hosting basis is recognized in the period the services are provided, based on a fixed minimum fee and/or variable fees based on the volume of activity. We recognize variable subscription and hosting revenue when we are notified by the customer or through management reports that such revenue is due, provided that all other revenue recognition criteria are met.

Set-up fees from arrangements containing hosting services, as well as the associated direct and incremental costs, are deferred and recognized ratably over the longer of the contractual lives, or the expected lives of the customer relationships.

Professional services revenue is recognized in accordance with SOP 81-1, “Accounting for Performance of Construction Type and Certain Performance Type Contracts,” on the percentage-of-completion method. We generally determine the percentage-of-completion by comparing the labor hours incurred to date to the estimated total labor hours required to complete the project. We consider labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

We make estimates of sales returns based on historical experience. In accordance with Statement of Financial Accounting Standards, or SFAS 48, “Revenue Recognition When Right of Return Exists,” the provision for these estimated returns is recorded as a reduction of revenue and accounts receivable at the time that the related revenue is recorded. We also make estimates and reduce revenue recognized for price protection and rebates, and certain marketing allowances at the time the related revenue is recorded. If actual results differ significantly from our estimates, such differences could have a material impact on our results of operations for the period in which the actual results become known.

Our revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affects our results of operations and financial condition.

Business Combinations.  In accordance with SFAS 141, “Business Combinations,” we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed as well as to in-process research and development based upon their estimated fair values at the acquisition date. The purchase price allocation process requires management to make significant estimates and assumptions, especially at acquisition date with respect to intangible assets, support obligations assumed, estimated restructuring liabilities and pre-acquisition contingencies.

Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from software license sales, support agreements, consulting contracts, other customer contracts and acquired developed technologies and patents;

•	expected costs to develop in-process research and development projects into commercially viable products and the estimated cash flows from the projects when completed;

•	the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; and

•	discount rates.

Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

In connection with the purchase price allocations for our acquisitions, we estimate the fair market value of legal performance commitments to customers, which are classified as deferred revenue. The estimated fair market value of these obligations is determined and classified in accordance with the provisions of EITF 01-03, “Accounting in a Business Combination for Deferred Revenue of Acquiree.”

Other significant estimates associated with the accounting for business combinations include restructuring costs. Restructuring costs are typically comprised of severance costs, costs of consolidating duplicate facilities and contract termination costs. Restructuring expenses are based upon plans that have been committed to by management, but are generally subject to refinement during the purchase price allocation period (generally within one year of the acquisition date). To estimate restructuring expenses, management utilizes assumptions of the number of employees that would be involuntarily terminated and of future costs to operate and eventually vacate duplicate facilities. Estimated restructuring expenses may change as management executes the approved plan.

For a given acquisition, we may identify certain pre-acquisition contingencies. If, during the purchase price allocation period, we are able to determine the fair value of a pre-acquisition contingency, we will include that amount in the purchase price allocation. If, as of the end of the purchase price allocation period, we are unable to determine the fair value of a pre-acquisition contingency, we will evaluate whether to include an amount in the purchase price allocation based on whether it is probable a liability had been incurred and whether an amount can be reasonably estimated. With the exception of unresolved income tax matters, after the end of the purchase price allocation period, any adjustment to amounts recorded for a pre-acquisition contingency will be included in our operating results in the period in which the adjustment is determined.

In fiscal 2010, we will adopt SFAS 141 (revised 2007), Business Combinations. Refer to Note 2 of Notes to Consolidated Financial Statements for additional information.

Goodwill, Intangible Assets and Impairment Assessments.  We have significant long-lived tangible and intangible assets, including goodwill and intangible assets with indefinite lives, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant long-lived tangible and intangible assets are fixed assets, licensed technology, patents and core technology, completed technology, customer relationships and trademarks. All finite-lived intangible assets are amortized based upon patterns in which the economic benefits are expected to be utilized. The values of intangible assets determined in connection with a business combination, with the exception of goodwill, were initially determined by a risk-adjusted, discounted cash flow approach. We assess the potential impairment of intangible assets and fixed assets whenever events or changes in circumstances indicate that the carrying values may not be recoverable and at least annually. Factors we consider important, which could trigger an impairment of such assets, include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of or use of the acquired assets or the strategy for Nuance’s overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	a decline in our market capitalization below net book value.

Future adverse changes in these or other unforeseeable factors could result in an impairment charge that would materially impact future results of operations and financial position in the reporting period identified.

In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” we test goodwill and intangible assets with indefinite lives for impairment on an annual basis as of July 1, and between annual tests if indicators of potential impairment exist. The impairment test for goodwill and intangible assets with indefinite lives compares the fair value of the reporting unit to its carrying amount to assess whether impairment is present. We have reviewed the provisions of SFAS 142 with respect to the criteria necessary to evaluate the number of reporting units that exist. Based on our review, we have determined that we operate in one reporting unit. Intangible assets with indefinite lives are not amortized, but are required to be evaluated periodically to ensure that their current fair value exceeds the stated book value. Based on our assessments, we have not had any impairment charges during its history as a result of our impairment evaluation of goodwill and other indefinite-lived intangible assets under SFAS 142.

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we periodically review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of those assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded carrying value for the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. In fiscal 2008, based on its review of the carrying amount of each asset to the future undiscounted cash flows, we recorded impairment charges of $3.9 million, of which $0.3 million was included in cost of revenue from amortization of intangible assets, and $3.6 million was included in amortization of intangible assets. There were no charges recorded in fiscal 2007 or 2006 relating to assessment of historic carrying amount of intangible assets. Additionally, during fiscal 2008, 2007 and 2006, we recorded charges of $2.7 million, $0 and $2.6 million, respectively, relating to the historic portion of settlement and license agreements that we entered into with vendors licensing technology to us.

Significant judgments and estimates are involved in determining the useful lives of our long-lived assets, determining what reporting units exist and assessing when events or circumstances would require an interim impairment analysis of goodwill or other long-lived assets to be performed. Changes in our organization or management reporting structure, as well as other events and circumstances, including but not limited to technological advances, increased competition and changing economic or market conditions, could result in (a) shorter estimated useful lives, (b) additional reporting units, which may require alternative methods of estimating fair values or greater disaggregation or aggregation in our analysis by reporting unit, and/or (c) other changes in previous assumptions or estimates. In turn, this could have a significant impact on our consolidated financial statements through accelerated amortization and/or impairment charges.

Capitalized Patent Defense Costs.  We monitor the anticipated outcome of legal actions, and if we determine that the success of the defense of a patent is probable, and so long as we believe that the future economic benefit of the patent will be increased, we then capitalize external legal costs incurred in the defense of these patents, up to the level of the expected increased future economic benefit. If changes in the anticipated outcome occur, we write off any capitalized costs in the period the change is determined. As of September 30, 2008 and 2007, capitalized patent defense costs recorded in other assets totaled $6.7 million and $6.4 million, respectively.

Research and Development Costs.  We account for the internal costs relating to research and development activities in accordance with SFAS 2, “Accounting for Research and Development Costs,” and SFAS 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Research and development costs incurred for new software products and enhancements to existing products, other than certain software development costs that qualify for capitalization, are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and amortized to cost of revenue over the estimated useful life of the related products. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility is reached shortly before the general release of our software products. Costs incurred after technological feasibility is established have not been material, and accordingly, we have expensed the internal costs relating to research and development when incurred.

Accounting for Share-Based Payments.  We account for share-based payments in accordance with SFAS 123R, “Share-Based Payment.” Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period which is generally the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected dividends, share price volatility and the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially impacted.

Income Taxes.  Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. We do not provide for U.S. income taxes on the undistributed earnings of our foreign subsidiaries, which we consider to be indefinitely reinvested outside of the U.S. in accordance with Accounting Principles Board (APB) Opinion No. 23, “Accounting for Income Taxes — Special Areas.”

We make judgments regarding the realizability of our deferred tax assets. In accordance with SFAS 109, “Accounting for Income Taxes,” the carrying value of the net deferred tax assets is based on the belief that it is more likely than not that we will generate sufficient future taxable income to realize these deferred tax assets after consideration of all available evidence. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, and the expected timing of the reversals of existing temporary differences and tax planning strategies.

Valuation allowances have been established for U.S. deferred tax assets, which we believe do not meet the “more likely than not” criteria established by SFAS 109. If we are subsequently able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been established, then we may be required to recognize these deferred tax assets through the reduction of the valuation allowance which would result in a material benefit to its results of operations in the period in which the benefit is determined, excluding the recognition of the portion of the valuation allowance which relates to net deferred tax assets acquired in a business combination or created as a result of share-based payments. The recognition of the portion of the valuation allowance which relates to net deferred tax assets resulting from share-based payments will be recorded as additional paid-in-capital. The recognition of the portion of the valuation allowance which relates to net deferred tax assets acquired in a business combination will reduce goodwill, intangible assets, and to the extent remaining, the provision for income taxes.

Loss Contingencies.  We are subject to legal proceedings, lawsuits and other claims relating to labor, service and other matters arising in the ordinary course of business, as discussed in Note 18 of Notes to our Consolidated Financial Statements. Quarterly, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2008, the FASB issued FASB Staff Position (“FSP”) No. APB 14-1, or FSP 14-1, “Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion.” FSP 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate. FSP 14-1 will significantly affect the accounting for instruments commonly referred to as Instruments B and C in EITF No. 90-19, “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion,” which is nullified by FSP 14-1, and any other convertible debt instruments that require or permit settlement in any combination of cash and shares at the issuer’s option, such as those sometimes referred to as “Instrument X.” FSP 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is required to adopt the pronouncement in its first quarter of fiscal 2010. FSP 14-1 is required to be applied retrospectively to all periods presented. We are evaluating the impact that FSP 14-1 will have on our consolidated financial statements.

In April 2008, the FASB issued FSP 142-3 “Determination of the Useful Life of Intangible Assets.” FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141, and other U.S. generally accepted accounting principles (GAAP). FSP142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and may not be adopted early. We are required to adopt the pronouncement in its first quarter of fiscal 2010. We are evaluating the impact, if any, that FSP 142-3 may have on our consolidated financial statements.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133.” SFAS 161 improves financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We expect to adopt SFAS 161 in the second quarter of fiscal 2009. We do not expect the issuance of SFAS 161 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS 141 (revised), “Business Combinations” (“SFAS 141R”). The standard changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance. SFAS 141R is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We are required to adopt SFAS 141R for any business combinations entered into beginning in fiscal 2010. We are evaluating the impact, if any, that SFAS 141R may have on our consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 has as its objective to reduce both complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007, with early adoption permitted provided that the entity makes that choice in the first 120 days of that fiscal year. We did not elect to early adoption and are required to adopt SFAS 159 in the first quarter of fiscal 2009. We do not believe that the adoption of SFAS 159 will have any material impact to our consolidated financial statements.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” SFAS 157 establishes a framework for measuring fair value and expands fair value measurement disclosures. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB agreed to a one-year deferral for the implementation of SFAS 157 for non-financial assets and liabilities. We are required to adopt SFAS 157 in the first quarter of fiscal 2009 for financial assets and liabilities and the first quarter of fiscal 2010 for all other assets and liabilities. We do not believe that our adoption of SFAS 157 will have any material impact to our consolidated financial statements.

Item 7A.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

Exchange Rate Sensitivity

We are exposed to changes in foreign currency exchange rates. Any foreign currency transaction, defined as a transaction denominated in a currency other than the U.S. dollar, will be reported in U.S. dollars at the applicable exchange rate. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date and income and expense items are translated at average rates for the period. The primary foreign currency denominated transactions include revenue and expenses and the resulting accounts receivable and accounts payable balances reflected on our balance sheet. Therefore, the change in the value of the U.S. dollar compared to foreign currencies will have either a positive or negative effect on our financial position and results of operations. Historically, our primary exposure has related to transactions denominated in the Euro, British Pound, Canadian Dollar, Japanese Yen, Israeli New Shekel, Indian Rupee and Hungarian Forint.

A hypothetical change of 10% in appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at September 30, 2008 would not have a material impact on our revenue, operating results or cash flows.

Occasionally, we have entered into forward exchange contracts to hedge against foreign currency fluctuations. These foreign currency exchange contracts are entered into as economic hedges, but are not designated as hedges for accounting purposes as defined under SFAS 133. The notional contract amount of these outstanding foreign currency exchange contracts was not material at September 30, 2008 and a hypothetical change of 10% in exchange rates would not have a material impact on our financial results. During the fiscal year 2008 and 2007, we recorded foreign exchange losses of $0.3 million and gains of $0.8 million, respectively.

Interest Rate Sensitivity

We are exposed to interest rate risk as a result of our significant cash and cash equivalents, and the outstanding debt under the Expanded 2006 Credit Facility.

At September 30, 2008, we held approximately $261.5 million of cash and cash equivalents primarily consisting of cash and money-market funds and $0.1 million of short-term marketable securities. Due to the low current market yields and the short-term nature of our investments, a hypothetical change in market rates of one percentage point would not have a material effect on the fair value of our portfolio or results of operations.

At September 30, 2008, our total outstanding debt balance exposed to variable interest rates was $657.0 million. To partially offset this variable interest rate exposure, we entered into a three-year interest rate swap with a notional value of $100 million in March 2006. The interest rate swap is structured to offset period changes in the variable interest rate without changing the characteristics of the underlying debt instrument. A hypothetical change in market rates would have a significant impact on the interest expense and amounts payable relating to the $557.0 million of debt that is not offset by the interest rate swap; assuming a one percentage point change in interest rates, the interest expense would increase $5.6 million per annum. Subsequent to September 30, 2008, we entered into two additional two-year interest rate swaps with a total notional value of $200 million.

Item 8.	Financial Statements and Supplementary Data

Nuance Communications, Inc. Consolidated Financial Statements

NUANCE COMMUNICATIONS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Nuance Communications, Inc.
Burlington, Massachusetts

We have audited the accompanying consolidated balance sheets of Nuance Communications, Inc. (the “Company”) as of September 30, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the three years in the period ended September 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nuance Communications, Inc. at September 30, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2008, in conformity with U.S. generally accepted accounting principles.

As described in note 19 of the Notes to Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An amendment of FASB Statements No. 87, 88, 106 and 132(R),” effective September 30, 2007. Also, as described in note 20 of the Notes to Consolidated Financial Statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” effective October 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nuance Communications, Inc.’s internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Criteria), and our report dated December 1, 2008 expressed an unqualified opinion thereon.

/s/  BDO SEIDMAN, LLP
BDO Seidman, LLP

Boston, Massachusetts
December 1, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Nuance Communications, Inc.
Burlington, Massachusetts

We have audited Nuance Communication Inc.’s internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nuance Communications, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Item 9A, “Management’s Report on Internal Control over Financial Reporting”, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Vocada, Inc., which the Company acquired on November 2, 2007, Viecore, Inc., which the Company acquired on November 26, 2007, eScription, Inc., which the Company acquired on May 20, 2008, Multi-Vision Communications Inc., which the Company acquired on July 3l, 2008 and Philips Speech Recognition Systems GMBH, a business unit of Royal Philips Electronics, which the Company acquired on September 26, 2008 (collectively the “2008 Acquisitions”), all of which are included in the consolidated balance sheets of Nuance Communications, Inc. as of September 30, 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of the 2008 Acquisitions because of the timing of the acquisitions which were completed during the year ended September 30, 2008. The internal control over financial reporting excluded from management’s assessment for the 2008 Acquisitions constituted 1.6% of total assets as of September 30, 2008, and 8.1% of total revenues for the year then ended. Our audit of internal control over financial reporting of Nuance Communications, Inc. also did not include an evaluation of the internal control over financial reporting of the 2008 Acquisitions.

In our opinion, Nuance Communications, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nuance Communications, Inc. as of September 30, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the three years in the period ended September 30, 2008 and our report dated December 1, 2008 expressed an unqualified opinion thereon.

/s/  BDO SEIDMAN, LLP
BDO Seidman, LLP

Boston, Massachusetts
December 1, 2008

NUANCE COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,	September 30,
	2008	2007
	(In thousands, except
	share and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$261,540	$184,335
Marketable securities	56	2,628
Accounts receivable, less allowances of $20,638 and $22,074, respectively	203,542	174,646
Acquired unbilled accounts receivable	14,457	35,061
Inventories, net	7,152	8,013
Prepaid expenses and other current assets	26,833	16,489
Deferred tax assets	1,703	444

Total current assets	515,283	421,616
Land, building and equipment, net	46,485	37,618
Goodwill	1,655,773	1,249,642
Intangible assets, net	585,023	391,190
Other assets	43,635	72,721

Total assets	$2,846,199	$2,172,787

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and obligations under capital leases	$7,006	$7,430
Contingent and deferred acquisition payments	113,074	—
Accounts payable	31,517	55,659
Accrued expenses	102,099	83,245
Current portion of accrued business combination costs	9,166	14,547
Deferred maintenance revenue	80,521	68,075
Unearned revenue and customer deposits	38,381	27,787

Total current liabilities	381,764	256,743
Long-term debt and obligations under capital leases, net of current portion	894,184	899,921
Accrued business combination costs, net of current portion	32,012	35,472
Deferred revenue, net of current portion	18,134	13,185
Deferred tax liability	46,745	26,038
Other liabilities	48,452	63,161

Total liabilities	1,421,291	1,294,520

Commitments and contingencies (Notes 3, 6, and 18)
Stockholders’ equity:
Series B preferred stock, $0.001 par value; 15,000,000 shares authorized; 3,562,238 shares issued and outstanding (liquidation preference $4,631)	4,631	4,631
Common stock, $0.001 par value; 560,000,000 shares authorized; 232,592,372 and 196,368,445 shares issued and 229,370,053 and 193,178,708 shares outstanding, respectively	232	196
Additional paid-in capital	1,658,512	1,078,020
Treasury stock, at cost (3,222,319 and 3,189,737 shares, respectively)	(16,070)	(15,418)
Accumulated other comprehensive income	12,739	14,979
Accumulated deficit	(235,136)	(204,141)

Total stockholders’ equity	1,424,908	878,267

Total liabilities and stockholders’ equity	$2,846,199	$2,172,787

The accompanying notes are an integral part of these consolidated financial statements.

NUANCE COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,
	2008	2007	2006
	(In thousands, except per share amounts)

Revenue:
Product and licensing	$414,360	$311,847	$235,825
Professional services, subscription and hosting	305,540	165,520	81,320
Maintenance and support	148,562	124,629	71,365

Total revenue	868,462	601,996	388,510

Costs and Expenses:
Cost of revenue:
Cost of product and licensing	45,746	43,162	29,733
Cost of professional services, subscription and hosting	214,031	114,228	62,752
Cost of maintenance and support	31,477	27,461	15,647
Cost of revenue from amortization of intangible assets	24,389	13,090	12,911

Total cost of revenue	315,643	197,941	121,043

Gross margin	552,819	404,055	267,467

Operating expenses:
Research and development	114,986	80,024	59,403
Sales and marketing	231,244	184,948	128,412
General and administrative	105,910	75,564	55,343
Amortization of intangible assets	58,245	24,596	17,172
In-process research and development	2,601	—	—
Restructuring and other charges (credits), net	7,219	(54)	(1,233)

Total operating expenses	520,205	365,078	259,097

Income from operations	32,614	38,977	8,370
Other income (expense):
Interest income	8,032	5,991	3,305
Interest expense	(55,196)	(36,501)	(17,614)
Other (expense) income, net	(964)	20	(1,132)

Income (loss) before income taxes	(15,514)	8,487	(7,071)
Provision for income taxes	14,554	22,502	15,144

Loss before cumulative effect of accounting change	(30,068)	(14,015)	(22,215)
Cumulative effect of accounting change	—	—	672

Net loss	$(30,068)	$(14,015)	$(22,887)

Basic and diluted earnings per share:
Loss before cumulative effect of accounting change	$(0.14)	$(0.08)	$(0.13)
Cumulative effect of accounting change	—	—	(0.01)

Net loss per share	$(0.14)	$(0.08)	$(0.14)

Weighted average common shares outstanding:
Basic and diluted	209,801	176,424	163,873

The accompanying notes are an integral part of these consolidated financial statements.

NUANCE COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

									Accumulated
					Additional				Other		Total
	Preferred Stock		Common Stock		Paid-In	Treasury Stock		Deferred	Comprehensive	Accumulated	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Compensation	Income (loss)	Deficit	Equity	Loss
	(In thousands, except share amounts)

Balance at September 30, 2005	3,562,238	$4,631	159,431,907	$160	$699,427	2,846,861	$(11,432)	$(8,782)	$(2,100)	$(167,239)	$514,665
Issuance of common stock under employee stock-based compensation plans			8,002,211	8	31,163						31,171
Issuance of restricted stock			1,194,958	1							1
Cancellation of restricted stock, and repurchase of common stock at cost for employee tax withholding			(43,680)		(392)	183,322	(1,427)				(1,819)
Issuance of common stock to non-employee for service			9,700	—	59						59
Issuance of common stock upon conversion of convertible debenture			4,587,334	5	27,519						27,524
Share-based payments, including cumulative effect of accounting change					13,757			8,782			22,539
Excess tax benefit from share-based payment plans					1,726						1,726
Additional offering costs related to 2005 issuance of stock and warrants in private placements					(139)						(139)
Comprehensive loss:
Net loss										(22,887)	(22,887)	$(22,887)
Unrealized gain on marketable securities									42		42	42
Unrealized losses on cash flow hedge derivatives									(570)		(570)	(570)
Foreign currency translation adjustment									4,284		4,284	4,284

Comprehensive loss												$(19,131)

Balance at September 30, 2006	3,562,238	4,631	173,182,430	174	773,120	3,030,183	(12,859)	—	1,656	(190,126)	576,596
Issuance of common stock under employee stock-based compensation plans			6,383,051	6	30,654						30,660
Issuance of restricted stock			958,124	1	—						1
Cancellation of restricted stock, and repurchase of common stock at cost for employee tax withholding			(164,300)	(1)	(2,219)	159,554	(2,559)				(4,779)
Share-based payments					48,135						48,135
Excess tax benefit from share-based payment plans					4,172						4,172
Issuance of common stock in connection with acquisitions			14,794,848	15	227,337						227,352
Issuance of common stock to escrow agent in connection with acquisitions			1,400,091	1	(1)						—
Repurchase of shares			(261,422)	—	(3,178)						(3,178)
Issuance of common stock in connection with exercise of warrants			75,623	—	—						—
Comprehensive loss:
Net loss										(14,015)	(14,015)	$(14,015)
Unrealized losses on cash flow hedge derivatives									(355)		(355)	(355)
Foreign currency translation adjustment									9,628		9,628	9,628
Adjustment to initially apply SFAS 158, net of tax									4,050		4,050	—

Comprehensive loss												$(4,742)

Balance at September 30, 2007	3,562,238	4,631	196,368,445	196	1,078,020	3,189,737	(15,418)	—	14,979	(204,141)	878,267
Issuance of common stock under employee stock-based compensation plans			6,513,027	7	28,424						28,431
Issuance of restricted stock			3,315,736	3	(3)						—
Cancellation of restricted stock, and repurchase of common stock at cost for employee tax withholding			(911,031)	(1)	(17,007)	32,582	(652)				(17,660)
Share-based payments					68,631						68,631
Excess tax benefit from share-based payment plans					5,200						5,200
Issuance of common stock in connection with equity offerings, net of expenses			19,158,369	19	330,398						330,417
Issuance of common stock in connection with acquisitions			6,382,809	6	132,245						132,251
Issuance of common stock to escrow agent in connection with acquisitions			1,765,017	2	(2)						—
Vested options for the purchase of common stock, assumed in connection with acquisitions					32,606						32,606
Cumulative effect of adoption of FIN 48										(927)	(927)
Comprehensive loss:
Net loss										(30,068)	(30,068)	$(30,068)
Unrealized gains on cash flow hedge derivatives									50		50	50
Foreign currency translation adjustment									3,291		3,291	3,291
Unrealized losses on pensions and other post-retirement benefits									(5,581)		(5,581)	(5,581)

Comprehensive loss												$(32,308)

Balance at September 30, 2008	3,562,238	$4,631	232,592,372	$232	$1,658,512	3,222,319	$(16,070)	$—	$12,739	$(235,136)	$1,424,908

The accompanying notes are an integral part of these consolidated financial statements.

NUANCE COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
	2008	2007	2006
	(In thousands)

Cash flows from operating activities
Net loss	$(30,068)	$(14,015)	$(22,887)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	16,366	12,148	8,366
Amortization of intangible assets	82,634	37,685	30,083
In-process research and development	2,601	—	—
Accounts receivable allowances	4,173	2,449	1,407
Non-cash portion of restructuring charges	—	—	1,233
Share-based payments, including cumulative effect of accounting change	68,631	48,135	22,539
Non-cash interest expense	5,208	4,169	3,862
Deferred tax provision	491	14,068	8,811
Other	1,799	465	1,485
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	62,034	(14,217)	16,599
Inventories	1,125	(624)	(1,781)
Prepaid expenses and other assets	(2,546)	(4,413)	(1,019)
Accounts payable	(11,946)	10,736	7,534
Accrued expenses and other liabilities	(14,251)	9,233	(3,063)
Deferred maintenance revenue, unearned revenue and customer deposits	9,948	603	(11,186)

Net cash provided by operating activities	196,199	106,422	61,983

Cash flows from investing activities
Capital expenditures for property and equipment	(17,716)	(12,656)	(8,447)
Payments for acquisitions, net of cash acquired	(392,527)	(528,495)	(392,826)
Payments for escrow on acquisitions	—	(35,800)	—
Payment for minority investment	(2,172)	—	—
Payments for capitalized patent defense costs and licensing agreements	(36,479)	(7,501)	(4,189)
Proceeds from maturities of marketable securities	2,577	5,714	24,159
Change in restricted cash balances	238	1,023	11,131

Net cash used in investing activities	(446,079)	(577,715)	(370,172)

Cash flows from financing activities
Payments of note payable and capital leases	(7,771)	(6,768)	(2,234)
Deferred acquisition payments	—	(18,650)	(14,433)
Proceeds from credit facility and convertible debentures, net of discount and issuance costs	—	551,447	346,032
Proceeds from issuance of common stock and common stock warrants, net of issuance costs	330,603	—	(139)
Purchase of treasury stock	(652)	(2,559)	(1,427)
Repurchase of shares	—	(3,178)	—
Payments on other long-term liabilities	(11,379)	(11,419)	(11,573)
Excess tax benefits from share-based payments	5,200	4,172	1,726
Net proceeds from issuance of common stock under employee share-based payment plans	11,138	28,441	30,780

Net cash provided by financing activities	327,139	541,486	348,732

Effects of exchange rate changes on cash and cash equivalents	(54)	1,808	104

Net increase in cash and cash equivalents	77,205	72,001	40,647
Cash and cash equivalents at beginning of year	184,335	112,334	71,687

Cash and cash equivalents at end of year	$261,540	$184,335	$112,334

The accompanying notes are an integral part of these consolidated financial statements.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Presentation

Nuance Communications, Inc. (the “Company” or “Nuance”) is a leading provider of speech-based solutions for businesses and consumers worldwide. The Company’s speech solutions are designed to transform the way people interact with information systems, mobile devices and services. Nuance leverages its global professional services organization and its extensive network of partners to design and deploy innovative speech and imaging solutions for businesses and organizations around the globe. The Company markets and distributes its products indirectly through a global network of resellers, including system integrators, independent software vendors, value-added resellers, hardware vendors, telecommunications carriers and distributors, and directly through its dedicated sales force and through its e-commerce website.

The Company was incorporated in 1992 as Visioneer, Inc. In 1999, the Company changed its name to ScanSoft, Inc., and changed its ticker symbol to SSFT. In October 2005, the Company changed its name to Nuance Communications, Inc. and changed its ticker symbol to NUAN in November 2005.

The Company has built a portfolio of speech solutions through both internal development and acquisitions, and expects to continue to pursue opportunities to broaden its solutions and customer base through acquisitions. During fiscal 2008, 2007 and 2006, the Company acquired the following businesses:

•	September 26, 2008 — Philips Speech Recognition Systems GMBH, a business unit of Royal Philips Electronics (“PSRS”);

•	July 31, 2008 — Multi-Vision Communications Inc. (“Multi-Vision”);

•	May 20, 2008 — eScription, Inc. (“eScription”);

•	November 26, 2007 — Viecore, Inc. (“Viecore”);

•	November 2, 2007 — Vocada, Inc. (“Vocada”);

•	September 28, 2007 — Commissure Inc. (“Commissure”);

•	August 24, 2007 — Voice Signal Technologies, Inc. (“VoiceSignal”);

•	August 24, 2007 — Tegic Communications, Inc. (“Tegic”);

•	April 24, 2007 — BeVocal, Inc. (“BeVocal”);

•	March 26, 2007 — Bluestar Resources Limited, the parent of Focus Enterprises Limited and Focus India Private Limited (collectively “Focus”);

•	December 29, 2006 — Mobile Voice Control, Inc. (“MVC”); and

•	March 31, 2006 — Dictaphone Corporation (“Dictaphone”).

The results of operations from the acquired businesses have been included in the Company’s consolidated financial statements since the acquisition dates. See Note 3 for additional disclosure related to each of these acquisitions.

On October 1, 2008 the Company also completed its acquisition of SNAPin Software, Inc. (“SNAPin”).

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, assumptions and judgments, including those related to revenue recognition; allowance for doubtful accounts and returns; accounting for patent legal defense costs; the costs to complete the development of custom software applications; the valuation of goodwill, intangible assets and tangible long-lived assets; accounting for business combinations; share-based payments; accounting for long-term facility obligations; interest rate swaps which are characterized as derivative instruments; accounting for income taxes and related valuation allowances; and loss contingencies. The Company bases its estimates on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual amounts could differ significantly from these estimates.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned domestic and foreign subsidiaries. Intercompany transactions and balances have been eliminated.

Revenue Recognition

The Company derives revenue from the following sources: (1) software license agreements, including royalty- based arrangements, (2) post-contract customer support, (3) fixed and variable fee hosting arrangements and (4) professional services. Our revenue recognition policies for these revenue streams are discussed below.

The Company recognizes revenue from the sale of software products and licensing of technology in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” and SOP 98-9, “Modification of SOP 97-2, ‘Software Revenue Recognition’, with Respect to Certain Transactions,” and related authoritative literature. In select situations, the Company sells or licenses intellectual property in conjunction with, or in place of, embedding its intellectual property in software. In accordance with SOP 97-2, revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable and (iv) collectibility is probable. The Company in general has established vendor-specific objective evidence (“VSOE”) of fair value of post-contract customer support (“PCS”), professional services, and training based on the prices charged by the Company when the same elements are sold separately.

Revenue from royalties on sales of the Company’s software products by original equipment manufacturers (“OEMs”), where no services are included, is recognized in the quarter earned so long as the Company has been notified by the OEM that such royalties are due, and provided that all other revenue recognition criteria are met.

Software arrangements generally include PCS which includes telephone support and the right to receive unspecified upgrades/enhancements on a when-and-if-available basis, typically for one to three years. When VSOE exists, revenue from PCS is recognized ratably on a straight-line basis over the term that the maintenance service is provided.

Non-software revenue, such as arrangements containing hosting services, is recognized in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition in Financial Statements.” Under SAB 104, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fees are fixed or determinable and (iv) collectibility is reasonably assured.

For revenue arrangements with multiple elements outside of the scope of SOP 97-2, the Company accounts for the arrangements in accordance with Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Elements,” and allocates an arrangement’s fees into separate units of accounting based on fair value. The Company supports fair value of its deliverables based upon the prices the Company charges when it sells similar elements separately.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue from products offered on a subscription and/or hosting basis is recognized in the period the services are provided, based on a fixed minimum fee and/or variable fees based on the volume of activity. Variable subscription and hosting revenue is recognized as the Company is notified by the customer or through management reports that such revenue is due, provided that all other revenue recognition criteria are met.

Set-up fees from arrangements containing hosting services, as well as the associated direct and incremental costs, are deferred and recognized ratably over the longer of the contractual lives, or the expected lives of the customer relationships.

When the Company provides professional services considered essential to the functionality of the software, it recognizes revenue from the professional services as well as any related software licenses on a percentage-of-completion basis in accordance with SOP 81-1, “Accounting for Performance of Construction Type and Certain Performance Type Contracts.” In these circumstances, the Company separates license revenue from professional service revenue for income statement presentation by classifying the fair value of professional service revenue as professional service revenue and the residual portion as license revenue. The Company generally determines the percentage-of-completion by comparing the labor hours incurred to date to the estimated total labor hours required to complete the project. The Company considers labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

When products are sold through distributors or resellers, title and risk of loss generally passes upon shipment, at which time the transaction is invoiced and payment is due. Shipments to distributors and resellers without right of return are recognized as revenue upon shipment by the Company. Certain distributors and value-added resellers have been granted rights of return for as long as the distributors or resellers hold the inventory. The Company cannot estimate historical returns from these distributors and resellers to have a basis upon which to estimate future sales returns. As a result, the Company recognizes revenue from sales to these distributors and resellers when the products are sold through to retailers and end-users. Based on reports from distributors and resellers of their inventory balances at the end of each period, the Company records an allowance against accounts receivable and reduces revenue for all inventories subject to return at the sales price.

When products are sold directly to end-users, the Company also makes an estimate of sales returns based on historical experience. In accordance with Statement of Financial Accounting Standards (“SFAS”) 48, “Revenue Recognition When Right of Return Exists,” the provision for these estimated returns is recorded as a reduction of revenue and accounts receivable at the time that the related revenue is recorded. If actual returns differ significantly from the Company’s estimates, such differences could have a material impact on the Company’s results of operations for the period in which the actual returns become known.

When maintenance and support contracts renew automatically, the Company provides a reserve based on historical experience for contracts expected to be cancelled for non-payment. All known and estimated cancellations are recorded as a reduction to revenue and accounts receivable.

The Company follows the guidance of EITF 01-09, “Accounting for Consideration Given by a Vendor (Including a Reseller of the Vendor’s Products),” and records consideration given to a reseller as a reduction of revenue to the extent the Company has recorded cumulative revenue from the customer or reseller. However, when the Company receives an identifiable benefit in exchange for the consideration and can reasonably estimate the fair value of the benefit received, the consideration is recorded as an operating expense.

The Company follows the guidance of EITF 01-14, “Income Statement Characterization of Reimbursements for ‘Out-of-Pocket’ Expenses Incurred,” and records reimbursements received for out-of-pocket expenses as revenue, with offsetting costs recorded as cost of revenue. Out-of-pocket expenses generally include, but are not limited to, expenses related to transportation, lodging and meals.

The Company follows the guidance of EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” and records shipping and handling costs billed to customers as revenue with offsetting costs recorded as cost of revenue.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Business Combinations

The Company determines and allocates the purchase price of an acquired company to the tangible and intangible assets acquired and liabilities assumed as well as to in-process research and development as of the business combination date in accordance with SFAS 141, “Business Combinations.” The purchase price allocation process requires the Company to use significant estimates and assumptions, including fair value estimates, as of the business combination date including:

•	estimated fair values of intangible assets;

•	expected costs to complete any in-process research and development projects;

•	estimated fair market values of legal performance commitments to customers, assumed from the acquiree under existing contractual obligations (classified as deferred revenue) at the date of acquisition;

•	estimated fair market values of stock awards assumed from the acquiree that are included in the purchase price;

•	estimated value of restructuring liabilities to reorganize the acquiree’s pre-acquisition operations;

•	estimated income tax assets and liabilities assumed from the acquiree; and

•	estimated fair value of pre-acquisition contingencies assumed from the acquiree.

While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date, its estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the purchase price allocation period, which is generally one year from the business combination date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Generally, with the exception of unresolved income tax matters, subsequent to the purchase price allocation period any adjustment to assets acquired or liabilities assumed is included in operating results in the period in which the adjustment is determined. For changes in the valuation of intangible assets between preliminary and final purchase price allocation, the related amortization is adjusted on a prospective basis.

In fiscal 2010, the Company will adopt SFAS 141R, “Business Combinations.” Refer to Recently Issued Accounting Standards (below) for additional information.

Goodwill, Intangible Assets and Impairment Assessments

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Intangible assets with indefinite lives are not amortized but are required to be evaluated periodically to ensure that their current fair value exceeds the carrying value. Intangible assets with finite lives are amortized over their estimated useful lives.

Each period the Company evaluates the estimated remaining useful life of acquired intangible assets and licensed intangible assets to determine whether events or changes in circumstances warrant a revision to the remaining period of amortization.

The carrying amounts of these assets are periodically reviewed for impairment (at least annually for goodwill and indefinite lived intangible assets) whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Goodwill and indefinite lived intangibles are evaluated under the provisions of SFAS 142 “Goodwill and Other Intangible Assets,” which compares the fair value of the assets to their net book value, and amortizable intangible assets are evaluated under the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” under which their recoverability is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If an intangible asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No impairments of goodwill or indefinite lived intangibles have been recorded in fiscal 2008, 2007 or 2006. In fiscal 2008, based on its impairment analysis of amortizable intangible assets, the Company recorded impairment charges of $3.9 million, of which $0.3 million was included in cost of revenue from amortization of intangible assets, and $3.6 million was included in amortization of intangible assets within operating expenses. There were no impairment charges for amortizable intangible assets recorded in fiscal 2007 or 2006.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company also includes in its amortizable intangible assets, certain technology that is licensed from third parties. As of September 30, 2008 and 2007, intangible assets included $33.5 million and $2.4 million of licensed technology, respectively. In fiscal 2008, 2007 and 2006, the Company has included $2.7 million, $0 and $2.6 million in cost of revenue from amortization of intangible assets, relating to the historic portion of settlement and license agreements from third parties.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash on hand, including money market funds and commercial paper with original maturities of 90 days or less.

Marketable Securities and Minority Investment

Marketable Securities:  The Company accounts for its marketable equity securities in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities.” Investments are classified as available-for-sale and are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of tax.

Minority Investment:  In fiscal 2008, the Company invested $2.2 million in a privately-held company that offers advertiser-supported free directory assistance services. The Company does not have a controlling interest or significant influence in the equity investment, which is recorded at cost and included in other assets in the accompanying consolidated balance sheet as of September 30, 2008.

Allowances against Accounts Receivable

Allowance for Doubtful Accounts:  The Company maintains an allowance for doubtful accounts for the estimated probable losses on uncollectible accounts receivable. The allowance is based upon the credit worthiness of its customers, its historical experience, the age of the receivable and current market and economic conditions. Receivables are written off against these allowances in the period they are determined to be uncollectible.

Allowance for Distribution and Resellers:  For sell-through arrangements with certain distributors or resellers for whom the Company does not have sufficient history to estimate returns, the Company maintains an allowance against accounts receivable for all product subject to return at the sales price. The allowance is recorded as a reduction in revenue based upon the ending product balance held by these distributors or resellers at the end of each reporting period. Receivables are written off against these allowances in the period the product is returned. When the products are sold through to retailers and end-users, the Company reverses the allowance to revenue.

Allowance for Sales Returns:  The Company maintains an allowance for sales returns from customers for which it has the ability to estimate returns based on historical experience. The returns allowance is recorded as a reduction in revenue and accounts receivable at the time the related revenue is recorded. Receivables are written off against the allowance in the period the return is received.

For the years ended September 30, 2008, 2007 and 2006, the allowances against accounts receivables were as follows (in thousands):

		Allowance for
	Allowance for	Distribution and	Allowance for
	Doubtful Accounts	Resellers	Sales Returns

Balance at September 30, 2005	$2,995	$5,798	$4,325
Bad debt expenses	1,407	—	—
Write-offs, net of recoveries	(296)	—	—
Reductions (additions) made to revenue, net	—	3,999	1,979

Balance at September 30, 2006	4,106	9,797	6,304
Bad debt expenses	2,449	—	—
Write-offs, net of recoveries	(400)	—	—
Reductions (additions) made to revenue, net	—	(1,201)	1,019

Balance at September 30, 2007	6,155	8,596	7,323
Bad debt expenses	4,173	—	—
Write-offs, net of recoveries	(3,403)	—	—
Reductions (additions) made to revenue, net	—	(1,246)	(960)

Balance at September 30, 2008	$6,925	$7,350	$6,363

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The decrease in the Allowance for Distribution and Resellers as of September 30, 2008 compared to September 30, 2007 was primarily due to higher inventory volumes with certain resellers and distributors at September 30, 2007. This is a result of the timing of shipments and the related sell-through of the Company’s products by its distributors. The decrease in Allowance for Sales Returns as of September 30, 2008 compared to September 30, 2007 was due to lower volumes of mail-in rebates and other incentives, primarily related to the Company’s Dragon NaturallySpeaking product line.

Inventories

Inventories are stated at the lower of cost, computed using the first-in, first-out method, or market. The Company regularly reviews inventory quantities on hand and records a provision for excess and/or obsolete inventory primarily based on future purchase commitments with its suppliers, and the estimated utility of its inventory as well as other factors including technological changes and new product development.

Land, Building and Equipment

Land, building and equipment are stated at cost. Building and equipment are depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life. Computer software developed or obtained for internal use is accounted for under SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and is depreciated over the estimated useful life of the software. Depreciation is computed using the straight-line method. Significant improvements are capitalized and repairs and maintenance costs are expensed as incurred. The cost and related accumulated depreciation of sold or retired assets are removed from the accounts and any gain or loss is included in operations.

Research and Development Costs

Internal costs relating to research and development costs incurred for new software products and enhancements to existing products, other than certain software development costs that qualify for capitalization, are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and amortized to cost of revenue over the estimated useful life of the related products. The Company has determined that technological feasibility is reached shortly before the general release of its software products. Costs incurred after technological feasibility is established have not been material, and accordingly, the Company has expensed the internal costs relating to research and development when incurred.

Capitalized Patent Defense Costs

The Company monitors the anticipated outcome of legal actions, and if it determines that the success of the defense of a patent is probable, and so long as the Company believes that the future economic benefit of the patent will be increased, the Company capitalizes external legal costs incurred in the defense of these patents, up to the level of the expected increased future economic benefit. If changes in the anticipated outcome occur, the Company writes off any capitalized costs in the period the change is determined. Upon successful defense of the patent, the amounts previously capitalized are amortized over the remaining life of the patent. As of September 30, 2008 and 2007, capitalized patent defense costs recorded in other assets totaled $6.7 million and $6.4 million, respectively.

Advertising Costs

Advertising costs are expensed as incurred and are classified as sales and marketing expenses. Cooperative advertising programs reimburse customers for marketing activities for certain of the Company’s products, subject to defined criteria. Cooperative advertising obligations are accrued and the costs expensed at the same time the related revenue is recognized. Cooperative advertising expenses are recorded as expense to the extent that an advertising benefit separate from the revenue transaction can be identified and the cash paid does not exceed the fair value of that advertising benefit received. Any excess of cash paid over the fair value of the advertising benefit received is recorded as a reduction in revenue. The Company incurred advertising costs of $20.9 million, $19.2 million and $16.4 million for fiscal 2008, 2007 and 2006, respectively.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company does not provide for U.S. income taxes on the undistributed earnings of its foreign subsidiaries, which the Company considers to be indefinitely reinvested outside of the U.S. in accordance with Accounting Principles Board (“APB”) Opinion 23, “Accounting for Income Taxes — Special Areas.”

The Company makes judgments regarding the realizability of its deferred tax assets. In accordance with SFAS 109, “Accounting for Income Taxes,” the carrying value of the net deferred tax assets is based on the belief that it is more likely than not that the Company will generate sufficient future taxable income to realize these deferred tax assets after consideration of all available evidence. The Company regularly reviews its deferred tax assets for recoverability considering historical profitability, projected future taxable income, and the expected timing of the reversals of existing temporary differences and tax planning strategies.

Valuation allowances have been established for U.S. deferred tax assets, which the Company believes do not meet the “more likely than not” criteria established by SFAS 109. If the Company is subsequently able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been established, then the Company may be required to recognize these deferred tax assets through the reduction of the valuation allowance which would result in a material benefit to its results of operations in the period in which the benefit is determined, excluding the recognition of the portion of the valuation allowance which relates to net deferred tax assets acquired in a business combination or created as a result of share-based payments. The recognition of the portion of the valuation allowance which relates to net deferred tax assets resulting from share-based payments will be recorded as additional paid-in-capital; the recognition of the portion of the valuation allowance which relates to net deferred tax assets acquired in a business combination will reduce goodwill, intangible assets, and to the extent remaining, the provision for income taxes, until the Company adopts SFAS 141R in its fiscal year 2010; after which time the reductions in the allowance, if any, will be recorded as a benefit in the statement of operations.

On October 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109.” In accordance with FIN 48 the Company established reserves for tax uncertainties that reflect the use of the comprehensive model for the recognition and measurement of uncertain tax positions.

Comprehensive Loss

Total comprehensive loss, net of taxes, was approximately $32.3 million, $4.7 million and $19.1 million for fiscal 2008, 2007, and 2006, respectively. Comprehensive loss consists of net loss, current period foreign currency translation adjustments, unrealized gains (losses) on cash flow hedge derivatives, and unrealized gains (losses) on pensions. For the purposes of comprehensive loss disclosures, the Company does not record tax provisions or benefits for the net changes in the foreign currency translation adjustment, as the Company intends to reinvest undistributed earnings in its foreign subsidiaries permanently.

The components of accumulated other comprehensive loss, reflected in the Consolidated Statements of Stockholders’ Equity and Comprehensive Loss, consisted of the following (in thousands):

	2008	2007	2006

Foreign currency translation adjustment	$15,145	$11,854	$2,226
Net unrealized gains (losses) on cash flow hedge derivatives	(875)	(925)	(570)
Net unrealized gains (losses) on pensions and other post-retirement benefits	(1,531)	4,050	—

	$12,739	$14,979	$1,656

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentration of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk principally consist of cash, cash equivalents, and trade accounts receivable. The Company places its cash and cash equivalents with financial institutions with high credit ratings. As part of its cash and investment management processes, the Company performs periodic evaluations of the credit standing of the financial institutions, and has not sustained any credit losses. For trade accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and limit the amount of credit extended when deemed appropriate but does not require collateral. At September 30, 2008 and 2007, no customer accounted for greater than 10% of the Company’s net accounts receivable balance. No customer composed more than 10% of revenue for fiscal 2008, 2007 and 2006.

Fair Value of Financial Instruments

Financial instruments include cash equivalents, marketable securities, accounts receivable, long-term debt and cash flow hedge derivative instruments and are carried in the financial statements at amounts that approximate their fair value.

Foreign Currency Translation

The Company has foreign operations and transacts business in various foreign currencies. In general, the functional currency of a foreign operation is the local country’s currency. Non-functional currency monetary balances are remeasured into the functional currency of the subsidiary with any related gain or loss recorded in other income (expense), net, in the accompanying consolidated statements of operations. Assets and liabilities of operations outside the United States, for which the functional currency is the local currency, are translated into United States dollars using period-end exchange rates. Revenue and expenses are translated at the average exchange rates in effect during each fiscal month during the year. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in the accompanying consolidated balance sheets.

Financial Instruments and Hedging Activities

The Company follows the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments. To achieve hedge accounting, the criteria specified in SFAS 133 must be met, including (i) ensuring at the inception of the hedge that formal documentation exists for both the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge and (ii) at the inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value attributed to the hedged risk during the period that the hedge is designated. Further, an assessment of effectiveness is required whenever financial statements or earnings are reported. Absent meeting these criteria, changes in fair value are recognized in other expense, net of tax, in the statement of operations. Once the underlying forecasted transaction is realized, the gain or loss from the derivative designated as a hedge of the transaction is reclassified from accumulated other comprehensive income (loss) to the statement of operations, in the related revenue or expense caption, as appropriate. Any ineffective portion of the derivatives designated as cash flow hedges is recognized in current earnings.

Accounting for Share-Based Payments

Effective October 1, 2005, the Company adopted SFAS 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”), under which it accounts for share-based payments to employees and directors, including grants of employee stock options, purchases under employee stock purchase plans, awards in the form of restricted shares (“Restricted Stock”) and awards in the form of units of stock purchase rights (“Restricted Units”). The Restricted Stock and Restricted Units are collectively referred to as “Restricted Awards.” SFAS 123R requires the recognition of the fair value of share-based payments as a charge against earnings. The Company recognizes share-based payment expense over the requisite service period. The cumulative effect of the change in accounting principle that was recorded at the adoption date was $0.7 million, which is included in the accompanying statement of operations for fiscal 2006.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS 128, “Earnings per Share” and EITF 03-06, “Participating Securities and Two — Class Method under FASB Statement No. 128, ‘Earnings per Share’.” EITF 03-06 provides guidance on the meaning of “participating security” for purposes of computing earnings per share including when using the two-class method for computing basic earnings per share. The Company has determined that its outstanding Series B convertible preferred stock represents a participating security and as such they are excluded from basic earnings per share.

Under the two-class method, basic net income per share is computed by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Net losses are not allocated to preferred stockholders.

Diluted net income per share is computed using the more dilutive of (a) the two-class method, or (b) the if-converted method. The Company allocates net income first to preferred stockholders based on dividend rights and then to common and preferred stockholders based on ownership interests. The weighted-average number of common shares outstanding gives effect to all potentially dilutive common equivalent shares, including outstanding stock options and restricted stock, shares held in escrow, contingently issuable shares under earnout agreements once earned, warrants, and potential issuance of stock upon conversion of convertible debentures. On August 13, 2007, the Company issued $250.0 million of 2.75% convertible debentures which are considered Instrument C securities as defined by EITF 90-19, “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion.” Therefore, only the shares of common stock potentially issuable with respect to the excess of the conversion value over its principal amount, if any, is considered as dilutive potential common shares for purposes of calculating diluted net income per share. The conversion value for the convertible debentures was less than the principal amount since its issuance date and no shares were assumed to be issued for purposes of computing the diluted net loss per share.

Common equivalent shares are excluded from the computation of diluted net income (loss) per share if their effect is anti-dilutive. Potentially dilutive common equivalent shares aggregating to 23.5 million shares, 23.0 million shares and 19.3 million shares for the years ended September 30, 2008, 2007 and 2006, respectively, have been excluded from the computation of diluted net loss per share because their inclusion would be anti-dilutive.

Recently Issued Accounting Standards

In May 2008, the FASB issued Staff Position (“FSP”) No. APB 14-1, or FSP 14-1, “Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion.” FSP 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate. FSP 14-1 will significantly affect the accounting for instruments commonly referred to as Instruments B and C in EITF 90-19, “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion,” which is nullified by FSP 14-1, and any other convertible debt instruments that require or permit settlement in any combination of cash and shares at the issuer’s option, such as those sometimes referred to as “Instrument X.” FSP 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. with early adoption prohibited. The Company is required to adopt the pronouncement in its first quarter of fiscal 2010. FSP 14-1 is required to be applied retrospectively to all periods presented. The Company is evaluating the impact that FSP 14-1 will have on its consolidated financial statements.

In April 2008, the FASB issued FSP 142-3 “Determination of the Useful Life of Intangible Assets.” FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141, and other U.S. generally accepted accounting principles (GAAP). FSP142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and may not be adopted early. The Company is required to adopt the pronouncement in its first quarter of fiscal 2010. The Company is evaluating the impact, if any, that FSP 142-3 may have on its consolidated financial statements.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133.” SFAS 161 improves financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company expects to adopt SFAS 161 in the second quarter of fiscal 2009. The Company does not expect the issuance of SFAS 161 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 141 (revised), “Business Combinations” (“SFAS 141R”). The standard changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance. SFAS 141R is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is required to adopt SFAS 141R for any business combinations entered into beginning in fiscal 2010. The Company is evaluating the impact, if any, that SFAS 141R may have on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 has as its objective to reduce both complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The statement is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity makes that choice in the first 120 days of that fiscal year. The Company did not elect early adoption and is required to adopt SFAS 159 in its first quarter of fiscal 2009. The Company does not believe the adoption of SFAS 159 will have any material impact to its consolidated financial statements.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” SFAS 157 establishes a framework for measuring fair value and expands fair value measurement disclosures. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB agreed to a one-year deferral for the implementation of SFAS 157 for non-financial assets and liabilities. The Company is required to adopt SFAS 157 in its first quarter of fiscal 2009 for financial assets and liabilities and the first quarter of fiscal 2010 for all other assets and liabilities. The Company does not believe the adoption of SFAS 157 will have any material impact to its consolidated financial statements.

3.	Business Acquisitions

Acquisition of PSRS

On September 26, 2008, the Company acquired PSRS, a business unit of Royal Philips Electronics, a provider of speech recognition solutions, primarily in the European healthcare market, for total consideration of $102.5 million, consisting of: cash consideration of €66.0 million, which equates to $96.6 million based on the exchange rate as of the acquisition date, and transaction costs of $5.9 million. $31.6 million was paid at the acquisition date and the remaining deferred acquisition payment of €44.3 million ($64.0 million based on the exchange rate as of September 30, 2008) is due on September 21, 2009. The deferred acquisition payment is payable in cash and is subject to acceleration under certain conditions including change in control of the Company (as defined), or the acceleration of the Company’s payment obligations under its March 2006 credit agreement, as amended. The Company has also agreed to reserve approximately 4.5 million shares of its common stock as security against the deferred acquisition payment. The purchase price is subject to adjustment (increase or decrease), based on the working capital provision as defined in the share purchase agreement, the measurement is expected to be completed in the first quarter of fiscal 2009. The acquisition was a taxable event.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. The Company is currently finalizing the valuation of the assets acquired and liabilities assumed; therefore the fair values set forth below are subject to adjustment as additional information is obtained. A summary of the preliminary purchase price allocation for the acquisition of PSRS is as follows (in thousands):

Total purchase consideration:
Cash	$96,606
Transaction costs	5,850

Total purchase consideration	$102,456

Allocation of the purchase consideration:
Accounts receivable	$8,273
Other assets	3,571
Identifiable intangible assets	54,098
In-process research and development	2,601
Goodwill	56,362

Total assets acquired	124,905

Accounts payable and accrued expenses	(6,052)
Other liabilities	(16,397)

Total liabilities assumed	(22,449)

Net assets acquired	$102,456

Other assets include accounts receivable, refundable research and development credits, refundable value added tax payments, prepaid expenses and inventory. Other liabilities assumed primarily relate to deferred tax liabilities, statutory benefits due to PSRS employees and deferred revenue.

The value assigned to in-process research and development was determined using an income approach by estimating the costs to develop the acquired technologies into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present values. At the date of acquisition, the development of these projects had not yet reached technological feasibility, and the research and development in progress had no alternative future uses. Due to the nature of the forecasts and the risks associated with the projected growth and profitability of these projects, discount rates of 25% to 35% were used to discount the net cash flows to their present value. The Company anticipates costs to complete the development of these projects will be approximately $4.4 million, and will be completed between April 2009 and December 2009. Risks related to the completion of technology under development include the inherent difficulties and uncertainties in achieving technological feasibility, anticipated levels of market acceptance and penetration, market growth rates and risks to the impact of potential changes in future target markets.

Customer relationships are amortized based upon patterns in which their economic benefits are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Customer relationships	$45,196	9.0
Core and completed technology	7,924	6.7
Tradename	978	9.0

Total	$54,098

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisition of Multi-Vision

On July 31, 2008, the Company acquired all of the outstanding capital stock of Multi-Vision, a provider of technology for proactive notification which can be implemented as a hosted application or on a customer’s premises, for total purchase consideration of approximately $9.9 million including 0.5 million shares of the Company’s common stock valued at $15.59 per share, transaction costs of $1.2 million and assumed debt of $0.3 million. In addition, $1.0 million was retained by the Company as holdback to satisfy any claims the Company may have. The holdback is payable in stock, or cash, solely at the Company’s discretion and is due 15 months from the date of acquisition. The Company cannot make a determination, beyond a reasonable doubt, that the holdback will become payable to the former shareholders of Multi-Vision, and accordingly has not included the holdback as a component of the purchase price. At such time, if any, that the holdback is paid, the amount will be recorded as additional purchase price and allocated to goodwill.

The Company may also be required to issue up to an additional $15.0 million, payable in stock, or cash, solely at the Company’s discretion, relating to earnout provisions as described in the share purchase agreement. Two-thirds of the earnout is conditioned on both performance targets, as well as continued employment; accordingly, up to $10.0 million of any earnout payments that become payable will be recorded to compensation expense, and up to $5.0 million will be recorded as additional purchase price and allocated to goodwill. The Company cannot make a determination, beyond a reasonable doubt, that the earnout will become payable to the former shareholders of Multi-Vision, and accordingly has not included the earnout as a component of the purchase price, nor has it recorded compensation expense. The acquisition was a taxable event.

The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. The Company is currently finalizing the valuation of the assets acquired and liabilities assumed; therefore the fair values set forth below are subject to adjustment as additional information is obtained. A summary of the preliminary purchase price allocation for the acquisition of Multi-Vision is as follows (in thousands):

Total purchase consideration:
Common stock issued	$8,348
Debt assumed	331
Transaction costs	1,189

Total purchase consideration	$9,868

Allocation of the purchase consideration:
Accounts receivable and acquired unbilled accounts receivable	$2,330
Other assets	671
Identifiable intangible assets	9,630
Goodwill	2,492

Total assets acquired	15,123

Accounts payable and accrued expenses	(1,886)
Other liabilities	(3,369)

Total liabilities assumed	(5,255)

Net assets acquired	$9,868

Other liabilities include deferred tax liabilities and deferred revenue.

Customer relationships are amortized based upon patterns in which their economic benefits are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Customer relationships	$7,200	8.9
Core and completed technology	2,400	6.5
Non-compete	30	4.0

Total	$9,630

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisition of eScription

On May 20, 2008, the Company acquired all of the outstanding capital stock of eScription, a provider of hosted and premises-based computer-aided medical transcription solutions, for total consideration of $380.6 million, consisting of $335.2 million in cash to shareholders, 0.2 million shares of the Company’s common stock valued at $17.98 per share, the issuance of the Company’s stock options and restricted stock that replaced all of eScription’s vested outstanding employee stock options and restricted stock, with a fair value of $32.6 million, and transaction costs of $9.7 million. In connection with the Company’s acquisition of eScription, the merger agreement required 1.1 million shares of the Company’ common stock, valued at $20.2 million as of the date of acquisition, to be placed into escrow for 12 months from the date of acquisition, to satisfy any claims the Company may have. The Company cannot make a determination, beyond a reasonable doubt, that the escrow will become payable to the former shareholders of eScription, and accordingly has not included the escrow as a component of the purchase price. Upon satisfaction of the contingency, the escrowed amount will be recorded as additional purchase price and allocated to goodwill. The Company may elect to treat this acquisition as an asset purchase under provisions contained in the Internal Revenue Code. If this election were to be made, additional cash payments approximating $21.5 million would be recorded as additional purchase consideration and allocated to goodwill. See Note 20 for further discussion of this election.

The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. The Company is currently finalizing the valuation of the assets acquired and liabilities assumed; therefore the fair values set forth below are subject to adjustment as additional information is obtained. A summary of the preliminary purchase price allocation for the acquisition of eScription is as follows (in thousands):

Total purchase consideration:
Cash	$335,165
Common stock issued	3,074
Stock options and restricted stock units assumed	32,606
Transaction costs	9,735

Total purchase consideration	$380,580

Allocation of the purchase consideration:
Cash	$4,520
Accounts receivable and acquired unbilled accounts receivable	9,838
Other assets	6,265
Property and equipment	2,758
Identifiable intangible assets	157,700
Goodwill	212,839

Total assets acquired	393,920

Accounts payable and accrued expenses	(1,025)
Other liabilities	(12,315)

Total liabilities assumed	(13,340)

Net assets acquired	$380,580

Other assets include prepaid expenses and other current assets. Other liabilities assumed primarily relate to deferred tax liabilities, deferred revenue and amounts accrued relating to excess facilities accrued as a component of accrued business combination costs.

The Company assumed vested and unvested stock options for the purchase of 2,846,118 shares of the Company’s common stock, and restricted stock units that may convert to 806,044 shares of the Company’s common stock, in connection with its acquisition of eScription. These stock options and restricted stock units are governed by the original equity compensation plan and agreements under which they were issued under the eScription Stock Option Plan, but are now exercisable for, or will vest into, shares of the Company’s common stock. Assumed vested stock options and restricted stock units as of the date of acquisition are included in the purchase price above. The fair value of the assumed vested stock options is calculated under the Black-Scholes option pricing model, with the following weighted-average assumptions: dividend yield of 0.0%, expected volatility of 50.8%, average risk-free interest rate of 2.3% and an expected term of 1.9 years. Assumed unvested stock options and restricted stock units as of the date of acquisition will be recorded as compensation expense over the requisite service period as disclosed in Note 17, “Share-Based Payment.”

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Customer relationships are amortized based upon patterns in which their economic benefits are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Customer relationships	$130,300	9.0
Core and completed technology	24,300	5.0
Non-compete	2,500	3.0
Tradenames	600	5.0

Total	$157,700

Acquisition of Viecore

On November 26, 2007, the Company acquired all of the outstanding capital stock of Viecore, a consulting and systems integration firm, for total purchase consideration of approximately $109.2 million, including 4.4 million shares of the Company’s common stock valued at $21.01 per share, cash to shareholders of $8.9 million, transaction costs of $6.8 million and the assumption of $0.4 million of debt. In connection with the Company’s acquisition of Viecore, the merger agreement required 0.6 million shares of the Company’s common stock, valued at $12.3 million as of the date of acquisition, to be placed into escrow for 15 months from the date of acquisition, to satisfy any claims the Company may have. The Company cannot make a determination, beyond a reasonable doubt, that the escrow will become payable to the former shareholders of Viecore, and accordingly has not included the escrow as a component of the purchase price. Upon satisfaction of the contingency, the escrowed amount will be recorded as additional purchase price and allocated to goodwill. The acquisition was a non-taxable event for the Company.

The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. The Company is currently finalizing the valuation of the assets acquired and liabilities assumed; therefore the fair values set forth below are subject to adjustment as additional information is obtained. A summary of the preliminary purchase price allocation for the acquisition of Viecore is as follows (in thousands):

Total purchase consideration:
Common stock issued	$93,132
Cash	8,874
Transaction costs	6,809
Debt assumed	384

Total purchase consideration	$109,199

Allocation of the purchase consideration:
Cash	$5,491
Accounts receivable	13,848
Acquired unbilled accounts receivable	18,772
Other assets	1,530
Property and equipment	1,327
Identifiable intangible assets	22,770
Goodwill	69,133

Total assets acquired	132,871

Accounts payable and accrued expenses	(7,414)
Deferred revenue	(16,258)

Total liabilities assumed	(23,672)

Net assets acquired	$109,199

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company records deferred revenue under the provisions of EITF 01-03, “Accounting in a Business Combination for Deferred Revenue of Acquiree.” Under EITF 01-03, deferred revenue represents the fair value of the legal performance commitments assumed by the Company, to its customers.

Customer relationships are amortized based upon patterns in which their economic benefits are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Customer relationships	$22,390	8.0
Tradename	380	1.0

Total	$22,770

Acquisition of Vocada

On November 2, 2007, the Company acquired all of the outstanding capital stock of Vocada, a provider of software and services for managing critical medical test results for total purchase consideration of approximately $21.9 million including 0.9 million shares of the Company’s common stock valued at $20.47 per share, cash to shareholders of $3.2 million and transaction costs of $1.0 million. In connection with the Company’s acquisition of Vocada, the merger agreement required 0.1 million shares of the Company’s common stock, valued at $1.2 million as of the date of acquisition, to be placed into escrow for 15 months from the date of acquisition, to satisfy any claims the Company may have. Upon satisfaction of the contingency, the escrowed amount may be recorded as additional purchase price and allocated to goodwill. The Company also agreed to make contingent earnout payments of up to $21.0 million upon the achievement of certain financial targets measured over defined periods through December 31, 2010, in accordance with the merger agreement. Payments, if any, may be made in the form of cash or shares of the Company’s common stock, at the sole discretion of the Company. The Company cannot make a determination, beyond a reasonable doubt, that the escrow or the earnout will become payable to the former shareholders of Vocada, and accordingly has not recorded these as incremental purchase price as of September 30, 2008. The acquisition was a non-taxable event.

The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. The Company is currently finalizing the valuation of the assets acquired and liabilities assumed; therefore the fair values set forth below are subject to adjustment as additional information is obtained. A summary of the preliminary purchase price allocation for the acquisition of Vocada is as follows (in thousands):

Total purchase consideration:
Common stock issued	$17,738
Cash	3,186
Transaction costs	1,022

Total purchase consideration	$21,946

Allocation of the purchase consideration:
Accounts receivable and acquired unbilled accounts receivable	$2,964
Other assets	429
Identifiable intangible assets	5,930
Goodwill	14,822

Total assets acquired	24,145

Accounts payable and other liabilities	(305)
Deferred revenue	(1,894)

Total liabilities assumed	(2,199)

Net assets acquired	$21,946

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Customer relationships are amortized based upon patterns in which their economic benefits are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Customer relationships	$3,800	10.0
Core and completed technology	2,000	5.0
Trademark	90	5.0
Non-compete	40	3.0

Total	$5,930

Acquisition of Commissure

On September 28, 2007, the Company acquired all of the outstanding capital stock of Commissure, a medical imaging software company that provides speech-enabled radiology workflow optimization and data analysis solutions for total purchase consideration of approximately $25.6 million including $2.3 million in transaction costs and 1.2 million shares of the Company’s common stock valued at $19.49 per share. In connection with the Company’s acquisition of Commissure, the purchase and sale agreement required 0.2 million shares of the Company’s common stock, valued at $3.4 million, to be placed into escrow for 15 months from the date of acquisition, in connection with certain standard representations and warranties. The Company cannot make a determination, beyond a reasonable doubt, that the escrow will become payable to the former shareholders of Commissure, and accordingly has not included the escrow as a component of the purchase price. Upon satisfaction of the contingency, the escrowed amount will be recorded as additional purchase price and allocated to goodwill. In addition, the merger agreement includes a contingent earnout payment of up to $8.0 million upon the achievement of certain financial targets for fiscal years 2008, 2009 and 2010. $2.0 million of this earnout relates to performance measures for fiscal 2008, the Company is currently evaluating the calculations for these fiscal 2008 financial targets, and has not recorded any earnout obligation as of September 30, 2008. Payments, if any, may be made in the form of cash or shares of the Company’s common stock, solely at the Company’s discretion. The acquisition was a non-taxable event.

The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. A summary of the purchase price allocation for the acquisition of Commissure is as follows (in thousands):

Total purchase consideration:
Common stock issued	$23,293
Transaction costs	2,260

Total purchase consideration	$25,553

Allocation of the purchase consideration:
Current assets	$3,493
Identifiable intangible assets	5,650
Goodwill	19,629

Total assets acquired	28,772
Total liabilities assumed	(3,219)

Net assets acquired	$25,553

Current assets acquired primarily relate to cash, accounts receivable, prepaid expenses, and acquired unbilled accounts receivable. Liabilities assumed primarily relate to accounts payable, accrued expenses, and deferred revenue.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Customer relationships are amortized based upon patterns in which the economic benefits are expected to be utilized. Other finite-lived identifiable assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Customer relationships	$3,000	7.0
Core and completed technology	2,010	4.8
Non-compete	590	4.0
Trademark	50	2.0

Total	$5,650

Acquisition of VoiceSignal

On August 24, 2007, the Company acquired all of the outstanding capital stock of VoiceSignal, a software company that provides speech technology for cell phones and other mobile devices. The purchase consideration consisted of total cash payment of $204.5 million, 5.8 million shares of the Company’s common stock valued at $15.57 per share and transaction costs of $24.0 million. The total cash consideration includes $30.0 million released from escrow which was recorded as incremental purchase price in August 2008 (as of September 30, 2007, the $30.0 million cash was held by the escrow agent and included in other assets in the accompanying consolidated balance sheet). The acquisition was a taxable event.

The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. A summary of the purchase price allocation for the acquisition of VoiceSignal is as follows (in thousands):

Total purchase consideration:
Cash	$204,490
Common stock issued	90,851
Transaction costs	23,962

Total purchase consideration	$319,303

Allocation of the purchase consideration:
Cash	$10,874
Accounts receivable, including acquired unbilled accounts receivable	15,493
Other assets	1,646
Identifiable intangible assets	71,700
Goodwill	230,362

Total assets acquired	330,075

Accounts payable and accrued expenses	(5,873)
Other liabilities	(4,899)

Total liabilities assumed	(10,772)

Net assets acquired	$319,303

Other liabilities include deferred tax liabilities and deferred revenue.

Customer relationships are amortized based upon patterns in which their economic benefits are expected to be utilized. Other finite-lived identifiable assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Customer relationships	$60,700	7.0
Core and completed technology	11,000	6.0

Total	$71,700

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisition of Tegic

On August 24, 2007, the Company acquired all of the outstanding capital stock of Tegic, a developer of embedded software for mobile devices. The purchase consideration consisted of cash payment of $265.0 million and transaction costs of $3.3 million. The acquisition was a taxable event.

The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. A summary of the purchase price allocation for the acquisition of Tegic is as follows (in thousands):

Total purchase consideration:
Cash	$265,000
Transaction costs	3,304

Total purchase consideration	$268,304

Allocation of the purchase consideration:
Accounts receivable, including acquired unbilled accounts receivable	$58,421
Other assets	548
Identifiable intangible assets	52,490
Goodwill	165,222

Total assets acquired	276,681

Accounts payable and accrued expenses	(3,971)
Other liabilities	(4,406)

Total liabilities assumed	(8,377)

Net assets acquired	$268,304

Other liabilities include deferred tax liabilities and deferred revenue.

Customer relationships are amortized based upon patterns in which their economic benefits are expected to be utilized. Other finite-lived identifiable assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Customer relationships	$34,490	5.4
Core and completed technology	16,400	9.6
Trademark	1,600	10.0

Total	$52,490

Acquisition of BeVocal

On April 24, 2007, the Company acquired all of the outstanding capital stock of BeVocal, a provider of on-demand self-service customer care solutions that address the unique business requirements of the mobile communications market and its customers. The total purchase price was $178.6 million, which consists of 7.0 million shares of common stock valued at $104.4 million, a cash payment of $34.2 million including transaction costs and contingent consideration related to earnout provisions in the merger agreement of $40.0 million payable to shareholders and option holders (see below for further discussion). The acquisition was a non-taxable event. In connection with this acquisition 1.2 million shares of the Company’s common stock, valued at $18.3 million, as of the date of acquisition, were placed into escrow in connection with certain standard representations and warranties. The escrow was scheduled to be released on July 24, 2008. The Company filed a claim against the escrow related to the breach of certain representations and warranties made in the merger agreement. The Company expects the escrow shares to remain in escrow until the settlement of contingent liabilities is finalized. At that time, the escrow shares distributable to the former BeVocal shareholders, if any, would be released to the shareholders and accounted for as an increase to purchase price.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the terms of the merger agreement, the Company agreed to make contingent earnout payments of up to $65.1 million upon the achievement of certain financial targets through December 31, 2007. A portion of the total amount of the earnout payments is further conditioned on continued employment provisions. Subsequent to September 30, 2008, based on the final measurement of the financial targets, and on the currently measurable forfeiture provisions relating to continued employment requirements, the Company and the BeVocal shareholder representative have agreed to total earnout payments of $49.1 million. Of this total amount, $46.1 million is payable in cash and $3.0 million is payable in either shares of stock or as a cash payment, at the Company’s option. $40.0 million of the total earnout payment has been recorded as an increase to purchase price and the remaining $9.1 million is being recorded to compensation expense from the date of acquisition to April 2011 (the period of service required under the merger agreement), with $1.5 million remaining unamortized as of September 30, 2008. The unamortized amount continues to be subject to continued employment. If the employment conditions are not met, the amount will not be paid, and will be reversed from the deferred compensation asset and from the liability recorded. The Company has included this final earnout amount in current liabilities as of September 30, 2008; a preliminary estimate of the earnout liability of $44.2 million was included in long-term liabilities as of September 30, 2007.

The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. A summary of the purchase price allocation for the acquisition of BeVocal is as follows (in thousands):

Total purchase consideration:
Common stock issued	$104,405
Cash	30,000
Contingent earnout consideration	40,025
Transaction costs	4,161

Total purchase consideration	$178,591

Allocation of the purchase consideration:
Cash	$9,266
Accounts receivable and acquired unbilled accounts receivable	11,018
Other assets	3,415
Identifiable intangible assets	41,200
Goodwill	141,204

Total assets acquired	206,103

Accounts payable and accrued expenses	(24,215)
Deferred revenue	(3,297)

Total liabilities assumed	(27,512)

Net assets acquired	$178,591

Customer relationships are amortized based upon patterns in which their economic benefits are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Customer relationships	$34,700	7.0
Core and completed technology	6,400	4.6
Non-compete	100	2.0

Total	$41,200

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisition of Focus

On March 26, 2007, the Company acquired all of the outstanding capital stock of Focus which provides medical transcription services with operations in the United States and India. The purchase price consisted of $58.7 million in cash, including transaction costs, and the assumption of certain obligations. The acquisition was a taxable event. The purchase and sale agreement required $5.8 million in cash to be placed into escrow for 12 months from the date of acquisition, in connection with certain standard representations and warranties. The $5.8 million was included in other assets in the accompanying consolidated balance sheet at September 30, 2007. The Company determined in March 2008, that it was beyond a reasonable doubt that the entire $5.8 million held in escrow would be paid to either satisfy liabilities indemnified under the agreement or paid directly to the former shareholders of Focus. Accordingly, the escrow was reclassified to goodwill in March 2008.

The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. A summary of the purchase price allocation for the acquisition of Focus is as follows (in thousands):

Total purchase consideration:
Cash	$54,477
Debt assumed	2,060
Transaction costs	2,132

Total purchase consideration	$58,669

Allocation of the purchase consideration:
Accounts receivable	$3,940
Other assets	2,607
Identifiable intangible assets	23,700
Goodwill	31,804

Total assets acquired	62,051
Accounts payable and accrued expenses	(2,181)
Other liabilities	(1,201)

Total liabilities assumed	(3,382)

Net assets acquired	$58,669

Customer relationships are amortized based upon patterns in which their economic benefits are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Customer relationships	$19,800	9.5
Core and completed technology	2,900	7.3
Non-compete	1,000	6.2

Total	$23,700

Acquisition of MVC

On December 29, 2006, the Company acquired all of the outstanding capital stock of MVC, a provider of speech-enabled mobile search and messaging services, for $20.7 million. The initial purchase price consisted of $4.5 million in cash including transaction costs, and 0.8 million shares of the Company’s common stock valued at $8.3 million.

Additionally, under the agreement, the Company agreed to make additional earnout payments of up to 1,700,839 shares of the Company’s common stock in contingent purchase price upon achievement of established targets. 566,946 of these shares were apportioned to calendar 2007 targets, and 1,133,893 shares to calendar 2008 targets. As of March 31, 2008, the Company determined that 377,964 shares of the calendar 2007 earnout were earned and these shares were issued to the former shareholders of MVC. The total value of these shares was $8.0 million and was recorded as additional purchase price and allocated to goodwill in fiscal 2008. Following this determination, the earnout requirements of the MVC merger agreement was amended, such that the former shareholders of MVC may earn the remaining 188,962 shares of the calendar 2007 earnout, if certain conditions are met at December 31, 2008. Based on the Company’s review of this amendment, it was determined to be beyond a reasonable doubt that these 188,962 shares would be earned, and the Company has valued those shares at $3.0 million; of which $1.0 million has been recorded to goodwill as incremental purchase price, and the remaining $2.0 million is being amortized as compensation expense from May 2008 to December 2008. In November 2008, a second amendment to the merger agreement was signed pursuant to which the earnout period for the calendar 2008 earnout was extended such that the same aggregate amount of shares may now be earned based on the achievement of calendar 2008 and 2009 targets. The stock payments, if any, that are made based on the provisions of this second amendment will be recorded to goodwill, as incremental purchase price. The acquisition was a non-taxable event.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. A summary of the purchase price allocation for the acquisition of MVC, including the impact of certain components of the earnout, as amended, is as follows (in thousands):

Total purchase consideration:
Common stock issued	$8,300
Contingent earnout consideration	7,983
Cash	4,104
Transaction costs	362

Total purchase consideration	$20,749

Allocation of the purchase consideration:
Other assets	$79
Identifiable intangible assets	2,700
Goodwill	18,136

Total assets acquired	20,915
Total liabilities assumed	(166)

Net assets acquired	$20,749

Customer relationships are amortized based upon patterns in which their economic benefits are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Customer relationships	$1,300	5.0
Completed technology	1,100	4.0
Non-compete	300	3.0

Total	$2,700

Acquisition of Dictaphone

On March 31, 2006, the Company acquired all of the outstanding capital stock of Dictaphone, a leading healthcare information technology company, for approximately $365.0 million in cash, including approximately $5.7 million in transaction costs. The Company acquired Dictaphone to expand its product portfolio, market reach and revenue streams in the healthcare markets. The acquisition was a taxable event. The results of operations of the acquired business have been included in the consolidated financial statements of the Company since the date of acquisition. A summary of the purchase price allocation for the acquisition of Dictaphone is as follows (in thousands):

Total purchase consideration:
Cash	$359,240
Transaction costs	5,716

Total purchase consideration	$364,956

Allocation of the purchase consideration:
Cash	$7,742
Accounts receivables, net	33,386
Acquired unbilled accounts receivable	42,496
Inventories	3,429
Other current assets	4,420
Property and equipment	13,863
Other assets	4,587
Identifiable intangible assets	155,760
Goodwill	241,576

Total assets acquired	507,259

Accounts payable and accrued expenses	(35,740)
Accrued business combination costs	(2,489)
Deferred revenue	(39,631)
Unearned revenue and customer deposits	(43,320)
Deferred income tax liabilities	(12,394)
Pension, postretirement and other liabilities	(8,729)

Total liabilities assumed	(142,303)

Net assets acquired	$364,956

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company records deferred revenue under the provisions of EITF 01-03, “Accounting in a Business Combination for Deferred Revenue of Acquiree” (“EITF 01-03”). Under EITF 01-03, deferred revenue represents the fair value of the legal performance commitments assumed by the Company, to its customers.

As of September 30, 2008, approximately $14.3 million of the $241.6 million of goodwill will be deductible for income tax purposes. Customer relationships are amortized based upon patterns in which their economic benefits are expected to be utilized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

		Weighted
		Average
	Amount	Life
		(In years)

Customer relationships	$105,800	10.0
Existing technology	21,500	6.6
Trade name, subject to amortization	660	4.5

Subtotal	127,960
Trade name, indefinite life	27,800	n/a

Total	$155,760

4.	Pro Forma Results (Unaudited)

The following table reflects unaudited pro forma results of operations of the Company assuming that the Focus, BeVocal, VoiceSignal, Tegic, Commissure, Viecore, eScription and PSRS acquisitions had occurred on October 1, 2006 (in thousands, except per share amounts):

	2008	2007

Revenue	$945,809	$842,708
Net loss	$(53,285)	$(55,837)
Net loss per share	$(0.24)	$(0.27)

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has not furnished pro forma financial information relating to the MVC, Vocada and Multi-Vision acquisitions because such information is not material to the Company’s financial results. The unaudited pro forma results of operations are not necessarily indicative of the actual results that would have occurred had the transactions actually taken place at the beginning of the periods indicated.

On October 1, 2008, the Company completed its acquisition of SNAPin Software, Inc. The SNAPin acquisition will further enable the Company’s capabilities to deliver innovative, highly scalable mobile customer care solutions that transform the way mobile operators and enterprises interact with consumers in real-time on mobile devices. The announced estimated aggregate consideration for this acquisition is approximately 10.6 million shares of Nuance’s common stock including 1.1 million shares of common stock to be placed in escrow for 12 months to satisfy any claims Nuance have. The aggregate consideration will additionally include Nuance’s assumption of all of SNAPin’s outstanding employee stock options and restricted stock awards.

5.	Goodwill and Intangible Assets

The Company has evaluated the provisions of SFAS 142 and determined that it operates in one reporting unit. The changes in the carrying amount of goodwill for fiscal years 2008 and 2007, are as follows (in thousands):

Balance as of September 30, 2006	$699,333
Goodwill acquired	549,475
Purchase accounting adjustments	(6,566)
Effect of foreign currency translation	7,400

Balance as of September 30, 2007	1,249,642
Goodwill acquired	355,648
Escrow amounts released	30,000
Purchase price increases due to earnout achievements	12,501
Purchase accounting adjustments	3,327
Effect of foreign currency translation	4,655

Balance as of September 30, 2008	$1,655,773

Purchase accounting adjustments recorded in fiscal 2007 were primarily related to the utilization of acquired deferred tax assets in connection with certain of the Company’s prior acquisitions.

Purchase accounting adjustments recorded in fiscal 2008 consisted primarily of the following increases: $15.4 million relating to the estimated fair value of contingent liabilities assumed in connection with the acquisition of BeVocal, $7.6 million due to a revised estimate of the fair value of the intangible assets for customer relationships relating to the acquisition of Tegic, $10.4 million relating to an adjustment of assumed deferred tax liabilities and $5.8 million related to the escrow associated with the Company’s acquisition of Focus (see Note 3). In addition, the Company increased goodwill by $2.8 million to correct an error in the acquired balance sheet of Dictaphone for contractual liabilities to a certain customer, incurred prior to the acquisition date of March 31, 2006. These increases to goodwill were partially offset by decreases which included $23.8 million of additional acquired unbilled accounts receivable identified in connection with the acquisition of Tegic, and by $16.6 million related to the utilization of acquired deferred tax assets in connection with certain of the Company’s prior acquisitions.

Intangible assets consist of the following (in thousands):

	September 30, 2008
				Weighted Average
	Gross Carrying	Accumulated	Net Carrying	Remaining
	Amount	Amortization	Amount	Life (Years)

Customer relationships	$503,800	$(93,285)	$410,515	7.5
Technology and patents	192,341	(55,344)	136,997	7.6
Tradenames and trademarks, subject to amortization	9,546	(3,584)	5,962	6.2
Non-competition agreements	5,169	(1,420)	3,749	3.0

Subtotal	710,856	(153,633)	557,223
Tradename, indefinite life	27,800	—	27,800	n/a

Total	$738,656	$(153,633)	$585,023

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	September 30, 2007
				Weighted Average
	Gross Carrying	Accumulated	Net Carrying	Remaining
	Amount	Amortization	Amount	Life (Years)

Customer relationships	$309,188	$(44,009)	$265,179	7.0
Technology and patents	134,133	(43,357)	90,776	5.9
Tradenames and trademarks, subject to amortization	8,602	(3,245)	5,357	6.5
Non-competition agreements	2,614	(536)	2,078	5.1

Subtotal	454,537	(91,147)	363,390
Tradename, indefinite life	27,800	—	27,800	n/a

Total	$482,337	$ (91,147)	$391,190

Amortization expense for the acquired technology and patents are included in the cost of revenue from amortization of intangible assets in the accompanying statements of operations and amounted to $24.4 million, $13.1 million and $12.9 million in fiscal 2008, 2007 and 2006, respectively. Amortization expense for customer relationships, tradenames and trademarks, and non-competition agreements are included in operating expenses was $58.2 million, $24.6 million and $17.2 million in fiscal 2008, 2007 and 2006, respectively. Estimated amortization expense for each of the five succeeding years as of September 30, 2008, is as follows (in thousands):

		Other
	Cost of	Operating
Year Ending September 30,	Revenue	Expenses	Total

2009	$26,289	$72,956	$99,245
2010	24,299	70,819	95,118
2011	22,908	62,995	85,903
2012	19,144	54,499	73,643
2013	14,234	45,642	59,876
Thereafter	30,123	113,315	143,438

Total	$136,997	$420,226	$557,223

6.	Contingent and Deferred Acquisition Payments

Deferred Payments

In connection with the Company’s acquisition of PSRS in September 2008, a deferred cash payment of €44.3 million ($64.0 million based on the exchange rate as of September 30, 2008) is to be paid in cash on September 21, 2009. Subsequent to September 30, 2008, the Company entered into a cash flow hedge with respect to the €44.3 million payment. The September 2009 payment is subject to acceleration under certain conditions including change in control of the Company (as defined), or the acceleration of the Company’s payment obligations under its March 2006 credit agreement, as amended. Additionally, the purchase price is subject to adjustment (increase or decrease), based on the working capital provision as defined in the share purchase agreement the measurement is expected to be completed in the first quarter of fiscal 2009.

Earnout Payments

In connection with the Company’s acquisition of Phonetic Systems Ltd. (“Phonetic”) in February 2005, a deferred payment of $17.5 million was due and paid to the former shareholders of Phonetic on February 1, 2007. The Company also agreed to make contingent earnout payments of $35.0 million upon achievement of certain established financial and performance targets through December 31, 2007, in accordance with the merger agreement. The Company has notified the former shareholders of Phonetic that the financial and performance targets for the scheduled payments for all periods through December 31, 2007 were not achieved. Accordingly, the Company has not recorded any obligations relative to these measures as of September 30, 2008. The former shareholders of Phonetic have objected to this determination and have filed for arbitration.

In connection with the Company’s acquisition of MVC, the Company agreed to make additional earnout payments of up to 1,700,839 shares of the Company’s common stock in contingent purchase price upon achievement of established targets. 566,946 of these shares were apportioned to calendar 2007 targets, and 1,133,893 shares to calendar 2008 targets. As of March 31, 2008, the Company determined that 377,964 shares of the calendar 2007 earnout were earned and these shares were issued to the former shareholders of MVC. The total value of these shares was $8.0 million and was recorded as additional purchase price and allocated to goodwill in fiscal 2008. Following this determination, the earnout requirements of the MVC merger agreement were amended, such that the former shareholders of MVC may earn the remaining 188,962 shares of the calendar 2007 earnout, if certain conditions are met at December 31, 2008. Based on the Company’s review of this amendment, it was determined to be beyond a reasonable doubt that these 188,962 shares would be earned, and the Company has valued those shares at $3.0 million; of which $1.0 million has been recorded to goodwill as incremental purchase price, and the remaining $2.0 million is being amortized as compensation expense from May 2008 to December 2008. In November 2008, a second amendment to the merger agreement was signed pursuant to which the earnout period for the calendar 2008 earnout was extended such that the same aggregate amount of shares may now be earned based on the achievement of calendar 2008 and 2009 targets. The stock payments, if any, that are made based on the provisions of this second amendment will be recorded to goodwill, as incremental purchase price.

In connection with the Company’s acquisition of BeVocal, the Company agreed to make contingent earnout payments of up to $65.1 million upon the achievement of certain financial targets through December 31, 2007. A portion of the total amount of the earnout payments is further conditioned on continued employment provisions. Subsequent to September 30, 2008, based on the final measurement of the financial targets, and on the currently measurable forfeiture provisions relating to continued employment requirements, the Company and the BeVocal shareholder representative have agreed to total earnout payments of $49.1 million. The majority of these payments are due upon the final measurement of the financial targets. The Company has included this amount in current liabilities as of September 30, 2008; a preliminary estimate of the amount, $44.2 million, was included in long-term liabilities as of September 30, 2007. Of this total amount, $46.1 million is payable in cash and $3.0 million is payable in either shares of stock or as a cash payment, at the Company’s option.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In connection with the Company’s acquisition of Commissure on September 28, 2007, the Company agreed to make contingent earnout payments of up to $8.0 million upon the achievement of certain financial targets for the fiscal years ended September 30, 2008, 2009 and 2010, in accordance with the merger agreement. The Company has not recorded any obligation relative to these measures as of September 30, 2008. Payments, if any, may be made in the form of cash or shares of the Company’s common stock, at the sole discretion of the Company.

In connection with the Company’s acquisition of Vocada on November 2, 2007, the Company agreed to make contingent earnout payments of up to $21.0 million upon the achievement of certain financial targets measured over defined periods through December 31, 2010, in accordance with the merger agreement. The Company has not recorded any obligation relative to these measures as of September 30, 2008. Payments, if any, may be made in the form of cash or shares of the Company’s common stock, at the sole discretion of the Company.

In connection with the Company’s acquisition of Multi-Vision on July 31, 2008, the Company agreed to make contingent earnout payments of up to $15.0 million upon the achievement of certain financial targets for the period from August 1, 2008 to July 31, 2009, in accordance with the share purchase agreement. In addition to the financial targets, two-thirds of the earnout is further conditioned on continued employment of certain Multi-Vision employees; accordingly, up to $10.0 million of any earnout payments that become payable will be recorded as compensation expense, and up to $5.0 million will be recorded as additional purchase price and allocated to goodwill. The Company has not recorded any obligation relative to these measures as of September 30, 2008. Payments, if any, may be made in the form of cash or shares of the Company’s common stock, at the sole discretion of the Company.

In connection with the Company’s acquisition of SNAPin, on October 1, 2008, the Company agreed to make contingent earnout payments of up to $45.0 million in cash, and an additional $2.5 million in cash or stock, at the Company’s sole discretion, upon the achievement of certain financial targets for the period from October 1, 2008 to December 31, 2009, in accordance with the merger agreement.

Escrow and Holdback Arrangements

In connection with certain of the Company’s acquisitions it has placed either cash or shares of its common stock in escrow to satisfy any claims the Company may have. If no claims are made, the escrowed amounts will be released to the former shareholders of the acquired companies. Generally, the Company cannot make a determination, beyond a reasonable doubt, whether the escrow will become payable to the former shareholders of these companies until the escrow period has expired. Accordingly these amounts have been treated as contingent purchase price until it is determined that the escrow will be payable, at which time the escrowed amounts may be recorded as additional purchase price and allocated to goodwill.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the terms of the escrow arrangements that have not been released as of September 30, 2008 (dollars in thousands):

	Initially Scheduled
	Escrow		Share Payment —
	Release Date	Cash Payment	Number of Shares

Focus(a)	March 26, 2008	$5,800	—
BeVocal(b)	July 24, 2008	n/a	1,225,490
Commissure	December 28, 2008	n/a	174,601
Vocada	February 2, 2009	n/a	56,205
Viecore	February 26, 2009	n/a	584,924
eScription	May 20, 2009	n/a	1,123,888

Total		$5,800	3,165,108

Discussion of amounts held in escrow following their initially scheduled release date:

(a)	In March 2008, the Company filed a claim against the escrow in the Focus acquisition, related to breach of certain representations and warranties made in the share purchase agreement for the transaction (see Note 3).

(b)	The share escrow relating to the BeVocal acquisition was scheduled to be released on July 24, 2008. The Company filed a claim against the escrow related to the breach of certain representations and warranties made in the merger agreement for the transaction. The Company expects the entire 1,225,490 shares that are held in escrow, and valued at $16.25 million under the merger agreement, to remain in escrow until the settlement of contingent liabilities is finalized. At that time, the escrow shares distributable to the former BeVocal shareholders, if any, would be released to the shareholders and accounted for as an increase to purchase price.

In connection with the escrow relating to the Viecore acquisition, the Company guaranteed a minimum market value of $20.43 per share when the escrow shares are released. If the market value is less than $20.43 per share on the date of release, the Company is required to pay the difference, if any, and limited to $1.8 million, in cash. Based on the closing market value per share of $12.19 on September 30, 2008, the Company would be required to pay to the former shareholders of Viecore $1.8 million, which would be recorded as a reduction of additional paid in capital.

In connection with the escrow relating to the eScription acquisition, the Company guaranteed a minimum market value of $17.7954 per share when the escrow shares are released. If the market value is less than $17.7954 per share on the date of release, the Company is required to pay the difference, if any, and limited to $5.0 million, in cash. Based on the closing market value per share of $12.19 on September 30, 2008, the Company would be required to pay to the former shareholders of eScription $5.0 million, which would be recorded as a reduction of additional paid in capital.

In connection with the Company’s acquisition of Multi-Vision, the Company may be required to issue an additional $1.0 million pursuant to holdback provisions, this is payable in stock, or cash, solely at the Company’s discretion. The holdback period is scheduled for October 31, 2009. If paid in stock, the number of shares payable is based on a rate, as defined in the share purchase agreement, which approximates the then-current fair value.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Accounts Receivable

Accounts receivable, excluding acquired unbilled accounts receivable, consisted of the following (in thousands):

	September 30,	September 30,
	2008	2007

Gross accounts receivable	$224,180	$196,720
Less — allowance for doubtful accounts	(6,925)	(6,155)
Less — allowance for distribution and reseller accounts receivable	(7,350)	(8,596)
Less — allowance for sales returns	(6,363)	(7,323)

	$203,542	$174,646

The September 30, 2007 “allowance for distribution and reseller accounts receivable” and “allowance for sales returns” have been reclassified to conform to the current period’s presentation.

8.	Inventories, net

Inventories, net of allowances, consisted of the following (in thousands):

	September 30,	September 30,
	2008	2007

Components and parts	$4,429	$4,605
Inventory at customers	1,585	2,726
Finished products	1,138	682

	$7,152	$8,013

Inventory at customers reflects equipment related to in-process installations of solutions with customers. These contracts have not been recorded as revenue as of the balance sheet date, and therefore the related equipment is recorded in inventory until installation is complete.

9.	Land, Building and Equipment, Net

Land, building and equipment, net at September 30, 2008 and 2007 were as follows (in thousands):

		September 30,	September 30,
	Useful Life	2008	2007
	(In years)

Land	—	$2,400	$2,400
Building	30	5,117	5,117
Machinery & equipment	3-5	4,435	2,532
Computers, software and equipment	3-5	60,679	47,457
Leasehold improvements	2-10	13,491	7,738
Furniture and fixtures	5	9,071	7,416

Subtotal		95,193	72,660
Less: Accumulated depreciation		(48,708)	(35,042)

Land, building and equipment, net		$46,485	$37,618

Depreciation expense, associated with building and equipment, for fiscal 2008, 2007 and 2006 was $16.4 million, $12.1 million and $8.4 million, respectively.

10.	Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	September 30,	September 30,
	2008	2007

Accrued compensation and benefits	$45,316	$35,875
Income taxes payable	16,047	6,853
Accrued acquisition costs and liabilities	8,574	4,153
Accrued professional fees	5,009	5,591
Accrued sales and marketing incentives	4,705	4,067
Accrued other	22,448	26,706

	$102,099	$83,245

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Credit Facilities and Debt

At September 30, 2008 and 2007, the Company had the following borrowing obligations (in thousands):

	September 30,	September 30,
	2008	2007

2.75% Convertible Debentures, net	$243,699	$242,634
Expanded 2006 Credit Facility	656,963	663,663
Obligations under capital leases	489	841
Other	39	213

Total long-term debt	901,190	907,351
Less: current portion	7,006	7,430

Non-current portion of long-term debt	$894,184	$899,921

2.75% Convertible Debentures

On August 13, 2007, the Company issued $250 million of 2.75% convertible senior debentures due in 2027 (“the 2027 Debentures”) in a private placement to Citigroup Global Markets Inc. and Goldman, Sachs & Co. (the “Initial Purchasers”). Total proceeds, net of debt discount of $7.5 million and deferred debt issuance costs of $1.1 million, were $241.4 million. The 2027 Debentures bear an interest rate of 2.75% per annum, payable semi-annually in arrears beginning on February 15, 2008, and mature on August 15, 2027 subject to the right of the holders of the 2027 Debentures to require the Company to redeem the 2027 Debentures on August 15, 2014, 2017 and 2022. The related debt discount and debt issuance costs are being amortized to interest expense using the effective interest rate method through August 2014. As of September 30, 2008 and 2007, the ending unamortized discount was $6.3 million and $7.4 million, respectively, and the ending unamortized deferred debt issuance costs were $0.8 million and $1.1 million, respectively. The 2027 Debentures are general senior unsecured obligations, ranking equally in right of payment to all of the Company’s existing and future unsecured, unsubordinated indebtedness and senior in right of payment to any indebtedness that is contractually subordinated to the 2027 Debentures. The 2027 Debentures are effectively subordinated to the Company’s secured indebtedness to the extent of the value of the collateral securing such indebtedness and are structurally subordinated to indebtedness and other liabilities of the Company’s subsidiaries. If converted, the principal amount of the 2027 Debentures is payable in cash and any amounts payable in excess of the $250 million principal amount, will (based on an initial conversion rate, which represents an initial conversion price of $19.47 per share, subject to adjustment as defined) be paid in cash or shares of the Company’s common stock, at the Company’s election, only in the following circumstances and to the following extent: (i) on any date during any fiscal quarter beginning after September 30, 2007 (and only during such fiscal quarter) if the closing sale price of the Company’s common stock was more than 120% of the then current conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter; (ii) during the five consecutive business-day period following any five consecutive trading-day period in which the trading price for $1,000 principal amount of the Debentures for each day during such five trading-day period was less than 98% of the closing sale price of the Company’s common stock multiplied by the then current conversion rate; (iii) upon the occurrence of specified corporate transactions, as described in the indenture for the 2027 Debentures; and (iv) at the option of the holder at any time on or after February 15, 2027. Additionally, the Company may redeem the 2027 Debentures, in whole or in part, on or after August 20, 2014 at par plus accrued and unpaid interest; each holder shall have the right, at such holder’s option, to require the Company to repurchase all or any portion of the 2027 Debentures held by such holder on August 15, 2014, August 15, 2017 and August 15, 2022. Upon conversion, the Company will pay cash and shares of its common stock (or, at its election, cash in lieu of some or all of such common stock), if any. If the Company undergoes a fundamental change (as described in the indenture for the 2027 Debentures) prior to maturity, holders will have the option to require the Company to repurchase all or any portion of their debentures for cash at a price equal to 100% of the principal amount of the debentures to be purchased plus any accrued and unpaid interest, including any additional interest to, but excluding, the repurchase date. As of September 30, 2008, no conversion triggers were met. If the conversion triggers were met, the Company could be required to repay all or some of the principal amount in cash prior to the maturity date.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Expanded 2006 Credit Facility

The Company has entered into a credit facility which consists of a $75 million revolving credit line including letters of credit, a $355 million term loan entered into on March 31, 2006, a $90 million term loan entered into on April 5, 2007 and a $225 million term loan entered into on August 24, 2007 (the “Expanded 2006 Credit Facility”). The term loans are due March 2013 and the revolving credit line is due March 2012. As of September 30, 2008, $657.0 million remained outstanding under the term loans, there were $16.6 million of letters of credit issued under the revolving credit line and there were no other outstanding borrowings under the revolving credit line.

The Expanded 2006 Credit Facility contains covenants, including, among other things, covenants that restrict the ability of the Company and its subsidiaries to incur certain additional indebtedness, create or permit liens on assets, enter into sale-leaseback transactions, make loans or investments, sell assets, make certain acquisitions, pay dividends, or repurchase stock. The agreement also contains events of default, including failure to make payments of principal or interest, failure to observe covenants, breaches of representations and warranties, defaults under certain other material indebtedness, failure to satisfy material judgments, a change of control and certain insolvency events. As of September 30, 2008, the Company was in compliance with the covenants under the Expanded 2006 Credit Facility.

Borrowings under the Expanded 2006 Credit Facility bear interest at a rate equal to the applicable margin plus, at the Company’s option, either (a) the base rate (which is the higher of the corporate base rate of UBS AG, Stamford Branch, or the federal funds rate plus 0.50% per annum) or (b) LIBOR (equal to (i) the British Bankers’ Association Interest Settlement Rates for deposits in U.S. dollars divided by (ii) one minus the statutory reserves applicable to such borrowing). The applicable margin for term loan borrowings under the Expanded 2006 Credit Facility ranges from 0.75% to 1.50% per annum with respect to base rate borrowings and from 1.75% to 2.50% per annum with respect to LIBOR-based borrowings, depending on the Company’s leverage ratio. The applicable margin for revolving loan borrowings under the Expanded 2006 Credit Facility ranges from 0.50% to 1.25% per annum with respect to base rate borrowings and from 1.50% to 2.25% per annum with respect to LIBOR-based borrowings, depending upon the Company’s leverage ratio. As of September 30, 2008, the Company’s applicable margin for the term loan was 1.25% for base rate borrowings and 2.25% for LIBOR-based borrowings. The Company is required to pay a commitment fee for unutilized commitments under the revolving credit facility at a rate ranging from 0.375% to 0.50% per annum, based upon the Company’s leverage ratio. As of September 30, 2008, the commitment fee rate was 0.50% and the effective interest rate was 4.72%.

The Company capitalized debt issuance costs related to the Expanded 2006 Credit Facility and is amortizing the costs to interest expense using the effective interest rate method through March 2012 for costs associated with the revolving credit facility and through March 2013 for costs associated with the term loan. As of September 30, 2008 and 2007, the ending unamortized deferred financing fees were $10.0 million and $12.3 million, respectively, and are included in other assets in the Company’s accompanying balance sheet.

The Expanded 2006 Credit Facility is subject to repayment in four equal quarterly installments of 1% per annum ($6.7 million per year, not including interest, which is also payable quarterly), and an annual excess cash flow sweep, as defined in the Expanded 2006 Credit Facility, which is payable beginning in the first quarter of each fiscal year, beginning in fiscal 2008, based on the excess cash flow generated in the previous fiscal year. No payment under the excess cash flow sweep provision was due in the first quarter of either fiscal 2008 or fiscal 2009 as there was no excess cash flow generated in either of the respective prior fiscal years. The Company will continue to evaluate the extent to which a payment is due in the first quarter of future fiscal years excess cash flow generation. At the current time, the Company is unable to predict the amount of the outstanding principal, if any, that it may be required to repay in future fiscal years pursuant to the excess cash flow sweep provisions. Any term loan borrowings not paid through the baseline repayment, the excess cash flow sweep, or any other mandatory or optional payments that the Company may make, will be repaid upon maturity. If only the baseline repayments are made, the annual aggregate principal amount of the term loans repaid would be as follows (in thousands):

Year Ending September 30,	Amount

2009	$6,700
2010	6,700
2011	6,700
2012	6,700
2013	630,163

Total	$656,963

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s obligations under the Expanded 2006 Credit Facility are unconditionally guaranteed by, subject to certain exceptions, each of its existing and future direct and indirect wholly-owned domestic subsidiaries. The Expanded 2006 Credit Facility and the guarantees thereof are secured by first priority liens and security interests in the following: 100% of the capital stock of substantially all of the Company’s domestic subsidiaries and 65% of the outstanding voting equity interests and 100% of the non-voting equity interests of first-tier foreign subsidiaries, all material tangible and intangible assets of the Company and the guarantors, and any present and future intercompany debt. The Expanded 2006 Credit Facility also contains provisions for mandatory prepayments of outstanding term loans upon receipt of the following, and subject to certain exceptions: 100% of net cash proceeds from asset sales, 100% of net cash proceeds from issuance or incurrence of debt, and 100% of extraordinary receipts. The Company may voluntarily prepay borrowings under the Expanded 2006 Credit Facility without premium or penalty other than breakage costs, as defined with respect to LIBOR-based loans.

12.	Financial Instruments and Hedging Activities

On March 31, 2006, the Company entered into a three-year interest rate swap with a notional value of $100 million (the “Interest Rate Swap”). The Interest Rate Swap was entered into as a partial hedge of the Expanded 2006 Credit Facility to effectively change the characteristics of the interest rate without actually changing the debt instrument. For floating rate debt, interest rate changes generally do not affect the fair market value, but do impact future earnings and cash flows, assuming other factors are held constant. At its inception, the Company formally documented the hedging relationship and has determined that the hedge is perfectly effective and designated it as a cash flow hedge of a portion of the 2006 Credit Facility as defined by SFAS 133. The Interest Rate Swap will hedge the variability of the cash flows caused by changes in U.S. dollar LIBOR interest rates. The swap is marked to market at each reporting date. The fair value of the Interest Rate Swap at September 30, 2008 and 2007 was $0.9 million which was included in other current liabilities at September 30, 2008 and other long-term liabilities at September 30, 2007. Changes in the fair value of the cash flow hedge derivative are reported in stockholders’ equity as a component of accumulated other comprehensive income (loss). Subsequent to September 30, 2008, the Company entered into two additional two-year interest rate swaps with a total notional value of $200 million.

13.	Accrued Business Combination Costs

The Company has, in connection with certain of its business combinations, incurred restructuring costs. Restructuring costs are typically comprised of severance costs, costs of consolidating duplicate facilities and contract termination costs. Restructuring expenses are based upon plans that have been committed to by management, but are generally subject to refinement during the purchase price allocation period (generally within one year of the acquisition date). In addition to plans resulting from the business combination, the Company has historically acquired companies who have previously established restructuring charges relating to lease exit costs. Regardless of the origin of the lease exit costs, the Company is required to make assumptions relating to sublease terms, sublease rates and discount rates. The Company bases its estimates and assumptions on the best information available at the time of the obligation having arisen. These estimates are reviewed and revised as facts and circumstances dictate, with any changes being recorded to goodwill or restructuring and other charges (credits), net. Changes in these estimates could have a material effect on the amount accrued on the balance sheet. Discussed in detail below are two individually significant facilities which were abandoned by the acquired company prior to Nuance’s acquisition of the companies, and for which the obligations to the lessors, Nuance has assumed.

In connection with the acquisitions of SpeechWorks International, Inc. in August 2003 and Former Nuance in September 2005, the Company assumed two individually significant lease obligations that were abandoned prior to the acquisition dates. These obligations expire in 2016 and 2012, respectively, and the fair value of the obligations, net of estimated sublease income, was recognized as liabilities assumed by the Company in the allocation of the final purchase price. During fiscal 2008 the Company updated its restructuring assumptions for these two facilities and recorded a net restructuring expense of $0.2 million. The net payments have been discounted in calculating the fair value of these obligations, and the discount is being accreted through the term of the lease. Cash payments net of sublease receipts are presented as cash used in financing activities on the consolidated statements of cash flows.

Additionally, the Company has implemented restructuring plans to eliminate duplicate facilities, personnel or assets in connection with the business combinations. In accordance with EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” costs such as these are recognized as liabilities assumed by the Company, and accordingly are included in the allocation of the purchase price, generally resulting in an increase to the recorded amount of the goodwill.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The activity for the years ended September 30, 2008 and 2007, relating to all facilities and personnel recorded in accrued business combination costs, is as follows (in thousands):

	Facilities	Personnel	Total

Balance at September 30, 2006	$59,221	$844	$60,065
Charged to goodwill	542	1,484	2,026
Charged to interest expense	1,889	—	1,889
Cash payments, net of sublease receipts	(12,412)	(1,549)	(13,961)

Balance at September 30, 2007	49,240	779	50,019
Charged to goodwill	1,586	(68)	1,518
Charged to restructuring and other charges, net	198	—	198
Charged to interest expense	1,718	—	1,718
Cash payments, net of sublease receipts	(11,564)	(711)	(12,275)

Balance at September 30, 2008	$41,178	$—	$41,178

	September 30,	September 30,
	2008	2007

Reported as:
Current	$9,166	$14,547
Long-term	32,012	35,472

Total	$41,178	$50,019

14.	Restructuring and Other Charges, net

Fiscal 2008

In fiscal 2008, the Company recorded restructuring and other charges of $7.2 million, of which $7.0 million was recorded to new restructuring activities in fiscal 2008, and $0.2 million relates to pre-existing facilities that are included in accrued business combination costs which are discussed in Note 13. With respect to the $7.0 million of fiscal 2008 restructuring activities, $4.2 million related to the elimination of approximately 155 personnel across multiple functions within the Company, $1.4 million related to a non-recurring, adverse ruling arising from a vendor’s claims of underpayment of historical royalties for technology discontinued in 2005 and $1.4 million related to the consolidation or elimination of excess facilities.

Fiscal 2006

In fiscal 2006, the Company recorded a recovery of $1.2 million from restructuring and other charges. The recovery consisted of $1.3 million reduction to existing restructuring reserves as a result of a favorable sublease agreement signed during the second quarter of fiscal 2006. The amount was offset by net adjustments of $0.1 million associated with prior years’ restructuring programs.

The following table sets forth the fiscal 2008, 2007 and 2006 accrual activity relating to restructuring and other charges (in thousands):

	Personnel	Facilities	Other	Total

Balance at September 30, 2005	$1,786	$4,019	$—	$5,805
Restructuring and other charges (credits), net	(52)	(1,181)	—	(1,233)
Cash payments	(1,360)	(2,308)	—	(3,668)

Balance at September 30, 2006	374	530	—	904
Restructuring and other charges (credits), net	(38)	(16)	—	(54)
Cash payments	(28)	(514)	—	(542)

Balance at September 30, 2007	308	—	—	308
Restructuring and other charges (credits), net	4,231	1,397	1,393	7,021
Non-cash adjustment	—	(10)	—	(10)
Cash payments	(4,173)	(628)	—	(4,801)

Balance at September 30, 2008	$366	$759	$1,393	$2,518

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Supplemental Cash Flow Information

Cash paid for Interest and Income Taxes:

During fiscal 2008, 2007 and 2006, the Company made cash payments for interest totaling $50.0 million, $31.4 million and $13.8 million, respectively.

During fiscal 2008, 2007 and 2006, total net cash paid for income taxes were $5.6 million, $3.5 million and $3.4 million, respectively.

Non Cash Investing and Financing Activities:

During fiscal 2008, 2007 and 2006, the Company issued shares of its common stock in connection with the consummation of several of its acquisitions, including shares held in escrow (dollars in thousands):

		Shares of Common Stock
	Date of Acquisition	Issued	Value of Shares

Multi-Vision(a)	July 31, 2008	535,331	$8,300
eScription(b)	May 20, 2008	1,294,844	$3,100
Viecore(b)	November 26, 2007	5,017,126	$93,100
Vocada(b)	November 2, 2007	922,561	$17,700
Commissure(b)	September 28, 2007	1,369,731	$26,700
VoiceSignal	August 24, 2007	5,836,506	$90,900
BeVocal(b)	April 24, 2007	8,204,436	$122,700
MVC(c)	December 29, 2006	784,266	$8,300

(a)	Excludes shares that were withheld by the Company under the terms of the Multi-Vision merger agreement, and which may become issuable at the expiration of the holdback period, as defined in the merger agreement.

(b)	The value assumes that the escrow shares would be valued at the same price as the shares initially accounted for. This value may increase or decrease at the actual time of accounting recognition.

(c)	Excludes an additional 377,964 shares of the Company’s common stock that was issued in fiscal 2008 upon the measurement of certain earnout targets established for calendar 2007. These shares were valued at $7.0 million, based on the market value at the time of their issuance.

In January 2006, the Company issued 4,587,334 shares of its common stock valued at $27.5 million upon conversion of a $27.5 million convertible debenture originally issued on January 30, 2003 in connection with the Company’s acquisition of certain assets from Royal Philips Electronics Speech Processing Technology and Voice Control business unit.

16.	Stockholders’ Equity

The Company is authorized to issue up to 40,000,000 shares of preferred stock, par value $0.001 per share. The Company has designated 100,000 shares as Series A Preferred Stock and 15,000,000 shares as Series B Preferred Stock. In connection with the acquisition of ScanSoft from Xerox Corporation (“Xerox”), the Company issued 3,562,238 shares of Series B Preferred Stock to Xerox. On March 19, 2004, the Company announced that Warburg Pincus, a global private equity firm, had agreed to purchase all outstanding shares of the Company’s stock held by Xerox Corporation for approximately $80 million, including the 3,562,238 shares of Series B Preferred Stock. The Series B Preferred Stock is convertible into shares of common stock on a one-for-one basis. The Series B Preferred Stock has a liquidation preference of $1.30 per share plus all declared but unpaid dividends. The holders of Series B Preferred Stock are entitled to non-cumulative dividends at the rate of $0.05 per annum per share, payable when, and if declared by the Board of Directors. To date, no dividends have been declared by the Board of Directors. Holders of Series B Preferred Stock have no voting rights, except those rights provided under Delaware law. The undesignated shares of preferred stock will have rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors upon issuance of the preferred stock. The Company has reserved 3,562,238 shares of its common stock for issuance upon conversion of the Series B Preferred Stock. Other than the 3,562,238 shares of Series B Preferred Stock that are issued and outstanding, there are no other shares of preferred stock issued or outstanding as of September 30, 2008 or September 30, 2007.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Common Stock

Underwritten Public Offerings in Fiscal 2008

On June 4, 2008, the Company completed an underwritten public offering in which it sold 5,575,000 shares of its common stock. Gross proceeds to the Company were $100.1 million, and the net proceeds after underwriting commissions and other offering expenses were $99.8 million.

On December 21, 2007, the Company completed an underwritten public offering in which it sold 7,823,000 shares of its common stock. Gross proceeds from this sale were $136.9 million, and the net proceeds after underwriting commissions and other offering expenses were $130.3 million.

Warburg Pincus Private Offerings in Fiscal 2008 and Fiscal 2005

On May 20, 2008, in connection with the Company’s acquisition of eScription, the Company sold 5,760,369 shares of its common stock for a purchase price of $100.0 million, and warrants to purchase 3,700,000 shares of its common stock for a purchase price of $0.5 million, pursuant to the terms of a purchase agreement dated April 7, 2008 by and among the Company and Warburg Pincus Private Equity VIII, L.P. and certain of its affiliated entities (collectively “Warburg Pincus”) (the “Purchase Agreement”). The warrants have an exercise price of $20.00 per share and a term of four years. Warburg Pincus also agreed not to sell any shares of Nuance common stock for a period of six months from the closing of the transaction contemplated by the Purchase Agreement.

On May 5, 2005, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) by and among the Company and Warburg Pincus pursuant to which Warburg Pincus agreed to purchase, and the Company agreed to sell, 3,537,736 shares of its common stock and warrants to purchase 863,236 shares of its common stock for an aggregate purchase price of $15.1 million. The warrants have an exercise price of $5.00 per share and a term of four years. On May 9, 2005, the sale of the shares and the warrants pursuant to the Securities Purchase Agreement was completed. The Company also entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) by and among the Company and Warburg Pincus pursuant to which Warburg Pincus agreed to purchase and the Company agreed to sell 14,150,943 shares of the Company’s common stock and warrants to purchase 3,177,570 shares of the Company’s common stock for an aggregate purchase price of $60.0 million. The warrants have an exercise price of $5.00 per share and a term of four years. The warrants provide the holder with the option to exercise the warrants on a net, or cashless, basis. On September 15, 2005, the sale of the shares and the warrants pursuant to the Securities Purchase Agreement was completed. The net proceeds from these two fiscal 2005 financings were $73.9 million.

In connection with these fiscal 2005 and fiscal 2008 financings, the Company granted Warburg Pincus registration rights giving Warburg Pincus the right to request that the Company use commercially reasonable efforts to register some or all of the shares of common stock issued to Warburg Pincus under each of the Securities Purchase Agreement, Stock Purchase Agreement and Purchase Agreement, including shares of common stock underlying the warrants. The Company has evaluated these warrants under EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and has determined that the warrants should be classified within the stockholders’ equity section of the accompanying consolidated balance sheets.

Common Stock Warrants

On May 20, 2008, the Company issued warrants for the purchase of 3,700,000 shares of its common stock to Warburg Pincus, as described above. In fiscal 2005, the Company also issued to Warburg Pincus warrants for the purchase of 863,236 and 3,177,570 shares of common stock, as described above.

In March 1999, the Company issued Xerox a ten-year warrant with an exercise price of $0.61 per share. This warrant is exercisable for the purchase of 525,732 shares of the Company’s common stock. On March 19, 2004, the Company announced that Warburg Pincus had agreed to purchase all outstanding shares of the Company’s stock held by Xerox Corporation, including this warrant, for approximately $80 million. In connection with this transaction, Warburg Pincus acquired new warrants to purchase 2.5 million additional shares of the Company’s common stock for total consideration of $0.6 million. The warrants have a six-year life and an exercise price of $4.94 per share. The warrants provide the holder with the option to exercise the warrants on a net, or cashless, basis.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On November 15, 2004, in connection with the acquisition of Phonetic, the Company issued unvested warrants to purchase 750,000 shares of its common stock at an exercise price of $4.46 per share that were to vest, if at all, upon the achievement of certain performance targets. Based on the Company’s assessment of the results relative to the financial and performance measures, these warrants to purchase shares of Nuance common stock have not vested and will not vest. The former shareholders of Phonetic have objected to this determination and have filed for arbitration.

In connection with the acquisition of SpeechWorks in 2003, the Company issued a warrant to its investment banker, expiring on August 11, 2011, for the purchase of 150,000 shares of the Company’s common stock at an exercise price of $3.98 per share. The warrant provides the holder with the option to exercise the warrants on a net, or cashless, basis. The warrant became exercisable on August 11, 2005, and was valued at its issuance at $0.2 million based upon the Black-Scholes option pricing model. In October 2006, the warrant was exercised to purchase 125,620 shares of the Company’s common stock. The holder of the warrant elected a cashless exercise resulting in a net issuance of 75,623 shares of the Company’s common stock. As of September 30, 2008, a warrant to purchase 24,380 shares of the Company’s common stock remains outstanding.

Based on its review of EITF 00-19, the Company has determined that each of the above-noted warrants should be classified within the stockholders’ equity section of the accompanying consolidated balance sheets.

17.	Share-Based Payment

The Company accounts for share-based payments to employees and directors, including grants of employee stock options, purchases under employee stock purchase plans, awards in the form of restricted shares (“Restricted Stock”) and awards in the form of units of stock purchase rights (“Restricted Units”) in accordance with SFAS 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”). The Restricted Stock and Restricted Units are collectively referred to as “Restricted Awards.” SFAS 123R requires the recognition of the fair value of share-based payments as a charge against earnings. The Company recognizes share-based payment expense over the requisite service period. Based on the provisions of SFAS 123R the Company’s share-based payment awards are accounted for as equity instruments. The amounts included in the consolidated statements of operations relating to share-based payments are as follows (dollars in thousands):

	2008	2007	2006

Cost of product and licensing	$18	$18	$88
Cost of professional services, subscription and hosting	7,991	3,816	1,873
Cost of maintenance and support	1,278	966	525
Research and development	14,325	7,160	4,578
Selling and marketing	24,394	20,293	7,332
General and administrative	20,625	15,882	7,471
Cumulative effect of accounting change	—	—	672

	$68,631	$48,135	$22,539

Stock Options

The Company has several share-based compensation plans under which employees, officers and directors may be granted stock options to purchase the Company’s common stock generally at fair market value. The Company’s plans do not allow for options to be granted at below fair market value nor can they be re-priced at anytime. Options granted under plans adopted by the Company become exercisable over various periods, typically two to four years and have a maximum term of seven years. The Company has also assumed options and option plans in connection with certain of its acquisitions. These stock options are governed by the plans and agreements that they were originally issued under, but are now exercisable for shares of the Company’s common stock. The table below summarizes activity relating to stock options for the years ended September 30, 2008, 2007 and 2006:

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value(1)

Outstanding at September 30, 2005	27,114,849	$4.10
Granted	3,417,064	$8.59
Exercised	(7,582,650)	$3.79
Forfeited	(1,138,454)	$4.53
Expired	(1,156,726)	$6.54

Outstanding at September 30, 2006	20,654,083	$4.80
Assumed from BeVocal and VoiceSignal	795,994	$4.14
Granted	3,183,450	$14.14
Exercised	(5,742,274)	$4.32
Forfeited	(555,724)	$7.57
Expired	(94,807)	$3.23

Outstanding at September 30, 2007	18,240,722	$6.48
Assumed from eScription	2,846,118	$4.35
Granted	636,440	$15.45
Exercised	(5,861,906)	$3.19
Forfeited	(813,972)	$11.18
Expired	(50,888)	$6.89

Outstanding at September 30, 2008	14,996,514	$7.47	4.6 years	$83.3 million

Exercisable at September 30, 2008	10,473,073	$5.48	3.9 years	$72.4 million

Exercisable at September 30, 2007	11,017,997

Exercisable at September 30, 2006	13,026,514

(1)

The aggregate intrinsic value on this table was calculated based on the positive difference, if any, between the closing market value of the Company’s common stock on September 30, 2008 ($12.19) and the exercise price of the underlying options.

As of September 30, 2008, the total unamortized fair value of stock options was $35.9 million with a weighted average remaining recognition period of 2.1 years. A summary of weighted-average grant-date (including assumed options) fair value and intrinsic value of stock options exercised is as follows:

	2008	2007	2006

Weighted-average grant-date fair value per share	$14.78	$7.69	$4.52
Total intrinsic value of stock options exercised (in millions)	$89.56	$62.85	$36.67

The Company uses the Black-Scholes option pricing model to calculate the grant-date fair value of an award. The fair value of the stock options granted and unvested options assumed from acquisitions during fiscal 2008 and 2007 were calculated using the following weighted-average assumptions:

	2008	2007	2006

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	53.9%	49.7%	60.9%
Average risk-free interest rate	3.3%	4.6%	4.8%
Expected term (in years)	5.5	3.9	4.3

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on the historical volatility of the Company’s common stock over the period commensurate with the expected life of the options and the historical implied volatility from traded options with a term of 180 days or greater. The risk-free interest rate is derived from the average U.S. Treasury STRIPS rate during the period, which approximates the rate in effect at the time of grant, commensurate with the expected life of the instrument. The Company estimates the expected term based on the historical exercise behavior.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Awards

The Company is authorized to issue equity incentive awards in the form of Restricted Awards, including Restricted Units and Restricted Stock, which are individually discussed below. Unvested Restricted Awards may not be sold, transferred or assigned. The fair value of the Restricted Awards is measured based upon the market price of the underlying common stock as of the date of grant, reduced by the purchase price of $0.001 per share of the awards. The Restricted Awards generally are subject to vesting over a period of two to four years, and may have opportunities for acceleration for achievement of defined goals. The Company also issued certain Restricted Awards with vesting solely dependent on the achievement of specified performance targets. The fair value of the Restricted Awards is amortized to expense over its applicable requisite service period using the straight-line method. In the event that the employees’ employment with the Company terminates, or in the case of awards with only performance goals, if those goals are not met, any unvested shares are forfeited and revert to the Company.

Restricted Units are not included in issued and outstanding common stock until the shares are vested and released. The table below summarizes activity relating to Restricted Units:

		Number of Shares
	Number of Shares	Underlying
	Underlying	Restricted Units —
	Restricted Units —	Time-Based
	Contingent Awards	Awards

Outstanding at September 30, 2005	—	849,451
Granted	22,055	2,451,168
Earned/released	(1,000)	(470,462)
Forfeited	—	(101,158)

Outstanding at September 30, 2006	21,055	2,728,999
Granted	813,000	4,662,923
Earned/released	(1,000)	(942,569)
Forfeited	(103,638)	(369,970)

Outstanding at September 30, 2007	729,417	6,079,383
Assumed from eScription	367,253	438,791
Granted	1,543,365	3,812,617
Earned/released	(199,208)	(2,866,528)
Forfeited	(26,303)	(606,739)

Outstanding at September 30, 2008	2,414,524	6,857,524

Weighted average remaining contractual term of outstanding Restricted Units	1.5 years	1.5 years
Aggregate intrinsic value of outstanding Restricted Units(1)	$29.4 million	$83.6 million
Restricted Units vested and expected to vest	2,007,567	5,907,382
Weighted average remaining contractual term of Restricted Units vested and expected to vest	1.4 years	1.4 years
Aggregate intrinsic value of Restricted Units vested and expected to vest(1)	$24.5 million	$72.0 million

(1)

The aggregate intrinsic value on this table was calculated based on the positive difference between the closing market value of the Company’s common stock on September 30, 2008 ($12.19) and the exercise price of the underlying Restricted Units.

The purchase price for vested Restricted Units is $0.001 per share. As of September 30, 2008, unearned share-based payment expense related to all unvested Restricted Units is $111.3 million, which will, based on expectations of future performance vesting criteria, where applicable, be recognized over a weighted-average period of 1.4 years. A summary of weighted-average grant-date fair value, including those assumed in respective periods, and intrinsic value of all Restricted Units vested is as follows:

	2008	2007	2006

Weighted-average grant-date fair value per share	$18.01	$14.73	$9.15
Total intrinsic value of shares vested (in millions)	$55.50	$13.40	$3.97

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Stock is included in the issued and outstanding common stock in these financial statements at date of grant. The table below summarizes activity relating to Restricted Stock:

	Number of
	Shares	Weighted
	Underlying	Average Grant
	Restricted	Date Fair
	Stock	Value

Outstanding at September 30, 2005	1,125,703	$4.60
Granted	745,145	$7.63
Vested	(311,671)	$5.22
Forfeited	(11,836)	$3.89

Outstanding at September 30, 2006	1,547,341	$5.93
Granted	17,421	$8.75
Vested	(368,860)	$5.29
Forfeited	—	$—

Outstanding at September 30, 2007	1,195,902	$6.17
Granted	250,000	$15.89
Vested	(820,832)	$5.53
Forfeited	—	$—

Outstanding at September 30, 2008	625,070	$10.90

The purchase price for vested Restricted Stock is $0.001 per share. As of September 30, 2008, unearned share-based payments expense related to unvested Restricted Stock is $1.4 million, which will, based on expectations of future performance vesting criteria, when applicable, be recognized over a weighted-average period of 0.9 years. A summary of weighted-average grant-date fair value and intrinsic value of Restricted Stock vested are as follows:

	2008	2007	2006

Weighted-average grant-date fair value per share	$15.89	$8.75	$7.63
Total intrinsic value of shares vested (in millions)	$16.85	$5.60	$2.24

In order to satisfy its employees’ withholding tax liability as a result of the vesting of Restricted Stock, the Company has historically repurchased shares upon the employees’ vesting. Similarly, in order to satisfy its employees’ withholding tax liability as a result of the release of its employees’ Restricted Units, the Company has historically cancelled a portion of the common stock upon the release. In fiscal 2008, the Company paid cash of $17.0 million relating to 0.9 million shares of common stock that were repurchased or cancelled. Based on the Company’s estimate of the Restricted Awards that will vest, or be released, in fiscal 2009, and further assuming that one-third of these Restricted Awards would be repurchased or cancelled to satisfy the employee’s withholding tax liability (such amount approximating the tax rate of the Company’s employees), the Company would have an obligation to pay cash relating to approximately 1.1 million shares during fiscal 2009.

1995 Employee Stock Purchase Plan

The Company’s 1995 Employee Stock Purchase Plan (“the Plan”), as amended and restated on April 21, 2008, authorizes the issuance of a maximum of 6,000,000 shares of common stock in semi-annual offerings to employees at a price equal to the lower of 85% of the closing price on the applicable offering commencement date or 85% of the closing price on the applicable offering termination date. Compensation expense for the employee stock purchase plan is recognized in accordance with SFAS 123R. At September 30, 2008, 2,718,932 shares were reserved for future issuance. During fiscal 2008, 2007, and 2006, the Company issued 651,121, 640,777 and 419,561 shares of common stock under this plan, respectively. The weighted average fair value of all purchase rights granted in fiscal 2008, 2007 and 2006, were $5.09, $4.51 and $2.62. Compensation expense related to the employee stock purchase plan was $3.4 million, $2.2 million and $1.1 million for the fiscal years ended 2008, 2007 and 2006, respectively.

The fair value of the purchase rights granted under this plan was estimated on the date of grant using the Black-Scholes option-pricing model that uses the following weighted-average assumptions which were derived in a manner similar to those discussed above relative to stock options:

	2008	2007	2006

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	53.1%	44.7%	55.1%
Average risk-free interest rate	2.1%	4.7%	5.0%
Expected term (in years)	0.5	0.5	0.5

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Commitments and Contingencies

Operating Leases

The Company has various operating leases for office space around the world. In connection with many of its acquisitions, the Company assumed facility lease obligations. Among these assumed obligations are lease payments related to certain office locations that were vacated by certain of the acquired companies prior to the acquisition date (Note 13). Additionally, certain of the Company’s lease obligations have been included in various restructuring charges (Note 14). The following table outlines the Company’s gross future minimum payments under all non-cancelable operating leases as of September 30, 2008 (in thousands):

	Operating	Leases Under	Other Contractual
Year Ending September 30,	Leases	Restructuring	Obligations Assumed	Total

2009	$15,643	$3,089	$13,735	$32,467
2010	14,432	1,676	14,186	30,294
2011	13,314	972	14,733	29,019
2012	12,579	619	13,172	26,370
2013	11,653	369	3,102	15,124
Thereafter	30,843	—	7,916	38,759

Total	$98,464	$6,725	$66,844	$172,033

At September 30, 2008, the Company has subleased certain office space that is included in the above table to third parties. Total sublease income under contractual terms is $24.5 million and ranges from approximately $2.0 million to $4.9 million on an annual basis through February 2016.

Total rent expense charged to operations was approximately $15.2 million, $9.3 million and $7.2 million for the years ended September 30, 2008, 2007 and 2006, respectively.

Litigation and Other Claims

Like many companies in the software industry, the Company has, from time to time been notified of claims that it may be infringing, or contributing to the infringement of, the intellectual property rights of others. These claims have been referred to counsel, and they are in various stages of evaluation and negotiation. If it appears necessary or desirable, the Company may seek licenses for these intellectual property rights. There is no assurance that licenses will be offered by all claimants, that the terms of any offered licenses will be acceptable to the Company or that in all cases the dispute will be resolved without litigation, which may be time consuming and expensive, and may result in injunctive relief or the payment of damages by the Company.

In August 2001, the first of a number of complaints was filed in the United States District Court for the Southern District of New York, on behalf of a purported class of persons who purchased Former Nuance stock between April 12, 2000 and December 6, 2000. Those complaints have been consolidated into one action. The complaint generally alleges that various investment bank underwriters engaged in improper and undisclosed activities related to the allocation of shares in Former Nuance’s initial public offering of securities. The complaint makes claims for violation of several provisions of the federal securities laws against those underwriters, and also against Former Nuance and some of Former Nuance’s directors and officers. Similar lawsuits, concerning more than 250 other companies’ initial public offerings, were filed in 2001. In February 2003, the Court denied a motion to dismiss with respect to the claims against Former Nuance. In the third quarter of 2003, a proposed settlement in principle was reached among the plaintiffs, issuer defendants (including Former Nuance) and the issuers’ insurance carriers. The settlement called for the dismissal and release of claims against the issuer defendants, including Former Nuance, in exchange for a contingent payment to be paid, if necessary, by the issuer defendants’ insurance carriers and an assignment of certain claims. The settlement was not expected to have any material impact upon the Company, as payments, if any, were expected to be made by insurance carriers, rather than by the Company. On December 5, 2006, the Court of Appeals for the Second Circuit reversed the Court’s order certifying a class in several “test cases” that had been selected by the underwriter defendants and the plaintiffs in the coordinated proceeding. The plaintiffs petitioned the Second Circuit for rehearing of the Second Circuit’s decision, however, on April 6, 2007, the Second Circuit denied the petition for rehearing. At a status conference on April 23, 2007, the district court suggested that the issuers’ settlement could not be approved in its present form, given the Second Circuit’s ruling. On June 25, 2007, the district court issued an order terminating the settlement agreement. The plaintiffs in the case have since filed amended master allegations and amended complaints and have moved for class certification, while the defendants have moved to dismiss the complaints and have filed oppositions to the motion for class certification. The Company intends to defend the litigation vigorously and believes it has meritorious defenses to the claims against Former Nuance.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company believes that the final outcome of the current litigation matter described above will not have a significant adverse effect on its financial position and results of operations. However, even if the Company’s defense is successful, the litigation could require significant management time and will be costly. Should the Company not prevail in the litigation matter, its operating results, financial position and cash flows could be adversely impacted.

Guarantees and Other

The Company currently includes indemnification provisions in the contracts into which it enters with its customers and business partners. Generally, these provisions require the Company to defend claims arising out of its products’ infringement of third-party intellectual property rights, breach of contractual obligations and/or unlawful or otherwise culpable conduct on its part. The indemnity obligations imposed by these provisions generally cover damages, costs and attorneys’ fees arising out of such claims. In most, but not all cases, the Company’s total liability under such provisions is limited to either the value of the contract or a specified, agreed upon amount. In some cases its total liability under such provisions is unlimited. In many, but not all, cases, the term of the indemnity provision is perpetual. While the maximum potential amount of future payments the Company could be required to make under all the indemnification provisions in its contracts with customers and business partners is unlimited, it believes that the estimated fair value of these provisions is minimal due to the low frequency with which these provisions have been triggered.

The Company has entered into agreements to indemnify its directors and officers to the fullest extent authorized or permitted under applicable law. These agreements, among other things, provide for the indemnification of its directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by any such person in his or her capacity as a director or officer of the Company, whether or not such person is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under the agreements. In connection with the terms of certain of its acquisitions that have been consummated, the Company is required to indemnify the former members of the boards of directors of those companies, on similar terms as described above, for a period of six years from the acquisition date. In certain cases the Company has been required to, under the terms of the sale and purchase agreements, purchase director and officer insurance policies related to these obligations, which fully cover the six year periods. In connection with the acquisition of SpeechWorks, the Company indemnified the former members of the SpeechWorks board of directors for a period of six years from the acquisition date, and purchased a director and officer policy that covered a period of three years from the acquisition date. To the extent that the Company does not purchase a director and officer insurance policy for the full period of any contractual indemnification, it would be required to pay for costs incurred, if any, as described above.

At September 30, 2008, the Company has $3.0 million of non-cancelable purchase commitments for inventory to fulfill customers’ orders currently scheduled in its backlog.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Pension and Other Post-Retirement Benefits

Defined Contribution Plan

The Company has established a retirement savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers substantially all U.S. employees of the Company who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. Effective July 1, 2003, Company match of employee’s contributions was established, dollar for dollar up to 2% of salary. Employees who were hired prior to April 1, 2004 are 100% vested into the plan as soon as they start to contribute to the plan. Employees hired April 1, 2004 and thereafter, vest one-third of the contribution annually over a three-year period. The Company’s contributions to the 401(k) Plan totaled $2.9 million, $1.8 million and $1.1 million for fiscal 2008, 2007 and 2006, respectively.

Adoption of SFAS 158

On September 30, 2007, the Company adopted SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS 158 amended SFAS 87, “Employers’ Accounting for Pensions,” SFAS 106, “Employers’ Accounting for Post Retirement Benefits,” and SFAS 132(R), “Employers’ Disclosures About Pension and Other Postretirement Benefits.” SFAS 158 requires companies to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position and provide additional disclosures.

In accordance with the provisions set forth in SFAS 158, the Company recognized the funded status, which is the difference between the fair value of plan assets and the projected benefit obligations, of the Company’s postretirement benefit plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive loss, net of tax. The adjustment to accumulated other comprehensive loss at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, both of which were previously netted against the plans’ funded status in the Company’s consolidated balance sheet pursuant to the provisions of SFAS 87, “Employers’ Accounting for Pensions.” These amounts will be subsequently recognized as net periodic pension expense.

The effects of adopting the provisions of SFAS 158 on the Company’s consolidated balance sheet at September 30, 2007 are presented in the following table (in thousands):

	Before Application		After Application of
	of SFAS 158	Adjustment	SFAS 158

Other assets	$72,169	$552	$72,721
Accrued expenses	83,158	87	83,245
Other liabilities	66,746	(3,585)	63,161
Accumulated other comprehensive income	10,929	4,050	14,979

Defined Benefit Pension Plans and Other Post-Retirement Benefit Plan

In connection with the acquisition of Dictaphone, the Company assumed the assets and obligations related to its defined benefit pension plans, which provide certain retirement and death benefits for former Dictaphone employees located in the United Kingdom and Canada. These two pension plans are closed to new participants. The Company also assumed a post-retirement health care and life insurance benefit plan, which is closed to new participants and provides certain post-retirement health care and life insurance benefits, as well as a fixed subsidy for qualified former employees in the United States and Canada.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows the changes in fiscal 2008 and 2007 in the projected benefit obligation, plan assets and funded status of the defined benefit pension plans and the other post-retirement benefit plan (in thousands):

	Pension Benefits		Other Post-Retirement Benefits
	2008	2007	2008	2007

Change in Benefit Obligations:
Benefit obligation at beginning of period	$23,741	$24,157	$709	$1,374
Service cost	—	77	—	105
Interest cost	1,275	1,231	41	77
Plan participants’ contributions	—	22	—	—
Curtailments	—	(128)	—	—
Actuarial loss (gain)	1,245	(2,573)	45	(695)
Expenses paid	(4)	(2)	—	—
Currency exchange rate changes	(2,545)	2,222	—	—
Benefits paid	(1,304)	(1,265)	(121)	(152)

Benefit obligation at end of period	22,408	23,741	674	709

Change in Plan Assets:
Fair value of plan assets, beginning of period	23,366	18,713	—	—
Actual return on plan assets	(3,021)	2,208	—	—
Employer contribution	1,371	1,643	121	152
Plan participants’ contribution	—	22	—	—
Expenses paid	(4)	(2)	—	—
Currency exchange rate changes	(2,011)	2,047	—	—
Benefits paid	(1,304)	(1,265)	(121)	(152)

Fair value of plan assets, end of period	18,397	23,366	—	—

Funded status at end of period	$(4,011)	$(375)	$(674)	$(709)

The amounts recognized in the Company’s consolidated balance sheets consisted of the following (in thousands):

			Other Post-Retirement
	Pension Benefits		Benefits
	2008	2007	2008	2007

Other assets	$1,958	$3,221	$—	$—
Current liabilities	—	—	(85)	(87)
Other liabilities	(5,969)	(3,596)	(589)	(622)

Net liability recognized	$(4,011)	$(375)	$(674)	$(709)

The amounts recognized in accumulated other comprehensive loss as of September 30, 2008 consisted of the following (in thousands):

		Other Post-Retirement
	Pension Benefits	Benefits

Prior service cost	$—	$—
Actuarial gain (loss)	(2,134)	603

Total amount recognized in accumulated other comprehensive loss	$(2,134)	$603

The following represents the amounts included in accumulated other comprehensive loss on the consolidated balance sheet as of September 30, 2008, that the Company expects to recognize in earnings during fiscal 2009 (in thousands):

		Other Post-
		Retirement
	Pension Benefits	Benefits

Prior service cost	$—	$—
Actuarial gain (loss)	(198)	37

The projected benefit obligations for the two defined benefit pension plans was $22.4 million at September 30, 2008.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Included in the table below are the amounts relating to the Company’s UK pension plan and other post retirement benefits plan which have accumulated benefit obligations and projected benefit obligations in excess of plan assets (in thousands):

			Other Post-Retirement
	Pension Benefits		Benefits
	2008	2007	2008	2007

Aggregate projected benefit obligations	$19,426	$20,430	N/A	N/A
Aggregate accumulated benefit obligations	19,426	20,430	$674	$709
Aggregate fair value of plan assets	13,456	16,834	—	—

The components of net periodic benefit cost of the benefit plans were as follows (in thousands):

			Other Post- Retirement
	Pension Benefits		Benefits
	2008	2007	2008	2007

Service cost	$—	$77	$—	$105
Interest cost	1,275	1,231	41	77
Expected return on plan assets	(1,596)	(1,268)	—	—
Amortization of unrecognized gain (loss)	(103)	13	(41)	—

Net periodic pension cost	$(424)	$53	$—	$182

Plan Assumptions:

Weighted-average assumptions used in developing the benefit obligations and net periodic benefit cost for the plans were as follows:

	Pension		Other Post- Retirement
	Benefits		Benefits
	2008	2007	2008		2007

Discount rate	6.2%	5.6%	6.3%		6.3%
Average compensation increase	N/A (1)	4.0%	N/A	(1)	N/A	(1)
Expected rate of return on plan assets	7.0%	6.5%	N/A	(2)	N/A	(2)

(1)	Rate of compensation increase is not applicable as there are no active members in the plan.

(2)	Expected return on plan assets is not applicable to the Company’s other benefit plan as the plan is unfunded.

Because the benefit provided to retirees under the other postretirement benefit plan consists of a fixed subsidy, no health care cost trend is assumed in the measurement of the post-retirement benefit obligations and net periodic benefit costs.

The Company considered several factors when developing the expected return on plan assets, including reviewing analysis of returns relevant to the country where each plan is in effect, historical rates of return from investments, local actuarial projections and market outlook from investment managers. The expected rate of return disclosed above is the weighted average of each country’s expected return on plan assets.

Assets Allocation and Investment Strategy:

The percentages of the fair value of plan assets actually allocated and targeted for allocation, by asset category, at September 30, 2008 and September 30, 2007, were as follows:

	Actual		Target
Asset Category	2008	2007	2008	2007

Equity securities	58.5%	63.2%	57.3%	57.2%
Debt securities	41.5%	36.8%	42.7%	42.8%

Total	100.0%	100.0%	100.0%	100.0%

The Company’s investment goal for pension plan assets is designed to provide as much assurance as is possible, in the Company’s opinion, that the pension assets are available to pay benefits as they come due and minimize market risk. The expected long-term rate of return for the plan assets is 7.0% for the UK pension plan and for the Canadian pension plan.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employer Contributions:

The Company expects to contribute $1.6 million to its pension plans in fiscal 2009. Included in this contribution is a minimum funding requirement associated with its UK pension which requires annual minimum payment of £859,900 (approximately $1.6 million based on the exchange rate at September 30, 2008) for each of the next 3 years until fiscal 2011. Its other post-retirement benefits plan is a non-funded plan, and cash contributions are made each year to cover claims costs incurred in that year. Total cash paid during fiscal 2008, for the post-retirement health care and life insurance benefit plan was not material, and the Company does not expect that the amount in fiscal 2009 will be material.

Estimated Future Benefit Payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

		Other Post-
		retirement
Year Ending September 30,	Pension Benefits	Benefits

2009	$1,249	$88
2010	1,278	79
2011	1,308	65
2012	1,339	60
2013	1,371	68
Thereafter	7,489	227

Total	$14,034	$587

20.	Income Taxes

For financial reporting purposes, income (loss) before income taxes includes the following components (in thousands):

	2008	2007	2006

Domestic income (loss)	$(23,542)	$(1,888)	$(16,318)
Foreign income (loss)	8,028	10,375	9,247

Income (loss) before income taxes	$(15,514)	$8,487	$(7,071)

The components of the income tax provision (benefit) are as follows (in thousands):

	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
	2008	2007	2006

Current:
Federal	$1,048	$1,849	$334
Foreign	2,233	2,705	1,579
State	10,782	3,880	4,420

	14,063	8,434	6,333

Deferred:
Federal	20,177	11,421	7,638
Foreign	1,110	1,611	1,002
State	(20,796)	1,036	171

	491	14,068	8,811

Provision for income taxes	$14,554	$22,502	$15,144

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2008 the tax law in Massachusetts was changed, effectively reducing the tax rate in which certain of the Company’s deferred tax liabilities would be taxed at when they are reported in the tax provision in the future. As a result of this change, the company recorded a reduction in its deferred tax liabilities, as a benefit in its provision, of $20.4 million.

The Company may elect to treat its acquisition of eScription as an asset purchase under provisions contained in the Internal Revenue Code. If this election were to be made, additional cash payments approximating $21.5 million would be recorded as additional purchase consideration and allocated to goodwill. Until such time as an election is made, the transaction is required to be treated as a stock purchase. In connection with the Massachusetts tax law change, the deferred tax liabilities established relating to eScription intangibles were adjusted. This represents an $8.0 million tax benefit being recorded in fiscal 2008. In the event the Company elects to treat the eScription business combination as an asset purchase, the Company will be required to reverse the tax benefit during the quarter in which the asset election is made. The asset purchase election is required to be made no later than February 15, 2009.

In connection with the Massachusetts tax law change regulations will be issued which may affect deferred tax assets recorded for state net operating losses. As these regulations have not been finalized no provision has been made for these regulations in 2008. The estimated tax provision to be recorded by the Company when the regulations are issued could be up to approximately $2.0 million. The regulations are expected to be issued during the first calendar quarter of 2009.

Deferred tax assets (liabilities) consist of the following (in thousands):

	September 30,	September 30,
	2008	2007

Deferred tax assets:
Net operating loss carryforwards	$194,547	$270,060
Federal and state credit carryforwards	12,600	27,320
Capitalized start-up and development costs	23,302	26,845
Accrued expenses and other reserves	75,079	62,340
Deferred revenue	13,576	21,476
Deferred compensation	15,914	13,168
Depreciation	2,988	3,044
Other	9,985	16,051

Total deferred tax assets	347,991	440,304
Valuation allowance for deferred tax assets	(182,961)	(326,699)

Net deferred tax assets	165,030	113,605
Deferred tax liabilities:
Acquired intangibles	(210,072)	(139,199)

Net deferred tax liabilities	$(45,042)	$(25,594)

Reported as:
Current deferred tax assets	$1,703	$444
Long-term deferred tax liabilities	(46,745)	(26,038)

Net deferred tax liabilities	$(45,042)	$(25,594)

Effective October 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes.” FIN 48 prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on the derecognition of prior tax positions, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Company recognized an adjustment of $0.9 million in the liability for unrecognized tax benefits. In addition, the Company reduced its deferred tax assets and valuation allowance each by $52.0 million primarily with respect to net operating loss and research credit carryforwards that are in excess of applicable limitations related to ownership changes.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The liability for unrecognized tax benefits related to various federal, state, and foreign income tax matters was $2.5 million at October 1, 2007. At September 30, 2008, the liability for income taxes associated with uncertain tax positions was $2.7 million. The increase of $0.2 million during fiscal 2008 is solely attributable to interest charges recorded in the year. Included in this amount is approximately $0.8 million of unrecognized tax benefits, which if recognized, would impact the effective tax rate. The difference between the total amount of unrecognized tax benefits and the amount that would impact the effective tax rate consists of items that would be offset through goodwill. The Company does not expect a significant change in the amount of unrecognized tax benefits within the next 12 months.

Upon adoption of FIN 48, the Company’s policy to include interest and penalties related to gross unrecognized tax benefits as part of the provision for income taxes did not change. As of September 30, 2008, the Company had cumulatively accrued $0.4 million of interest and penalties related to uncertain tax positions. Interest and penalties included in the provision for income taxes were not material in all periods presented.

The Company is subject to U.S. federal income tax and various state, local and international income taxes in numerous jurisdictions. The federal, state and foreign tax returns are generally subject to tax examinations for the tax years ended in 2004 through 2007. In addition, amounts reported on federal tax returns filed for earlier tax periods from which operating losses and tax credits are carried to future periods may be adjusted upon the utilization of such carryovers, but only to the extent such carryovers are applied. The Company has carryforwards from most federal tax years occurring between 1994 and 2007.

At September 30, 2008 and 2007, the Company had United States federal net operating loss carryforwards of $546.4 million and $705.2 million, respectively, of which $194.9 million and $100.9 million, respectively, relate to tax deductions from share-based payments. At September 30, 2008 and 2007, the Company had state net operating loss carryforwards of $133.5 million and $92.0 million, respectively. At September 30, 2008, the Company had federal and state research and development carryforwards of $8.2 million and $6.8 million, respectively. At September 30, 2007, the Company had federal and state research and development credit carryforwards of $16.6 million and $9.6 million, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 2009 and extending through 2027, if not utilized.

Utilization of the net operating losses and credits are subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state tax provisions. The annual limitation will result in the expiration of certain net operating losses and credits before utilization.

Significant management judgment is required in determining our provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or foreign tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are determined not likely to be realizable. Realization is based upon a number of factors, including our ability to generate sufficient future taxable income. The valuation allowance was determined in accordance with the provisions of SFAS 109, “Accounting for Income Taxes,” which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. The Company does not expect to reduce its valuation allowance significantly until sufficient positive evidence exists, including sustained profitability, that its deferred tax assets are more likely than not to be realized. The Company will maintain a full valuation allowance on its net U.S. deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.

As of September 30, 2008, the Company’s valuation allowance for U.S. net deferred tax assets totaled $156.0 million, which consists of the beginning of the year allowance of $300.0 million plus 2008 charges (benefits) of $23.5 million to income from operations and $0.3 million to other comprehensive income, less reductions to goodwill of approximately $115.0 million, and less $52.0 million relating to tax attribute carryforwards that are expected to expire unused. A portion of the deferred tax liabilities are created by goodwill, and are not allowed as an offset to deferred tax assets for purposes of determining the amount of valuation allowance required. Following the adoption of SFAS 142, deferred tax liabilities resulting from the different treatment of goodwill for book and tax purposes cannot offset deferred tax assets in determining the valuation allowance. As a result, the Company is required to increase its valuation allowance.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The valuation allowance reduces the carrying value of the deferred tax assets generated by foreign tax credits, reserves and accruals and net operating loss (“NOL”) carryforwards, which would require sufficient future ordinary income in order to realize the tax benefits. If the Company generates taxable income through profitable operations in future years it may be required to recognize these deferred tax assets through the reduction of the valuation allowance which would result in a material benefit to its results of operations in the period in which the benefit is determined, excluding the recognition of the portion of the valuation allowance which relates to net deferred tax assets acquired in a business combination and share-based payments. The valuation allowance associated with tax assets arising in connection with share-based payments of $7.9 million as of September 30, 2008 and 2007, and will be accounted for as additional paid in capital. The valuation allowance associated with tax assets arising from business combinations of $124.5 million and $180.7 million as of September 30, 2008 and 2007, respectively, when released, will reduce goodwill, intangible assets, and to the extent remaining, the provision for income taxes, until the Company adopts SFAS 141R in its fiscal year 2010; after which time the reductions in the allowance, if any, will be recorded as a benefit in the statement of operations.

A reconciliation of the Company’s effective tax rate to the statutory federal rate is as follows:

	2008	2007	2006

Federal statutory tax rate	35.0%	35.0%	35.0%
Share-based payments	(30.1)	35.1	(32.1)
Foreign taxes	(13.8)	9.7	(8.2)
Foreign benefit — refundable credits	24.9	—	—
State tax, net of federal benefit	(48.2)	58.0	(40.9)
State tax law enactment, net of federal benefit	131.6	—	—
Nondeductible expenditures	(9.3)	6.0	(6.4)
Other	3.1	3.1	(4.1)
Change in valuation allowance	(192.2)	103.9	(159.5)
Executive compensation	(1.1)	20.7	—
Federal credits, net	6.3	(6.4)	2.0

	(93.8)%	265.1%	(214.2)%

The cumulative amount of undistributed earnings of the Company’s foreign subsidiaries amounted to, $23.1 million at September 30, 2008. The Company has not provided any additional federal or state income taxes or foreign withholding taxes on the undistributed earnings, as such earnings have been indefinitely reinvested in the business. An estimate of the tax consequences from the repatriation of these earnings is not practicable at this time resulting from the complexities of the utilization of foreign tax credits and other tax assets.

21.	Segment and Geographic Information and Significant Customers

The Company follows the provisions of SFAS 31, “Disclosures About Segments of an Enterprise and Related Information,” which establishes standards for reporting information about operating segments. SFAS 131 also established standards for disclosures about products, services and geographic areas. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer of the Company.

The Company has several groups that oversee the core markets where the Company conducts its business. Specifically in 2008, these groups were referred to as Enterprise, Mobile, Healthcare and Dictation, and Imaging. Each of these groups has a president who has direct responsibility and oversight relating to go-to-market strategies and plans, product management and product marketing activities. These groups do not directly manage centralized or shared resources or the allocation decisions regarding the activities related to these functions, which include sales and sales operations, certain research and development initiatives, business development and all general and administrative activities. The Chief Executive Officer directly oversees each of the presidents, as well as each of the functions that provide the shared and centralized activities noted above. To manage the business, allocate resources and assess performance, the primary information used by the chief operating decision maker are revenue data by market, consolidated gross margins and consolidated operating margins. Based on its review, the Company has determined that it operates in one segment.

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents revenue information for these core markets (in thousands):

	Fiscal	Fiscal	Fiscal
	2008	2007	2006

Enterprise	$283,274	$192,919	$142,848
Mobile	155,511	53,843	36,552
Healthcare and Dictation	349,744	281,290	136,707
Imaging	79,933	73,944	72,403

Total Revenue	$868,462	$601,996	$388,510

Revenue, classified by the major geographic areas in which the Company’s customers are located, were as follows (in thousands):

	2008	2007	2006

United States	$669,239	$471,636	$288,300
International	199,223	130,360	100,210

Total	$868,462	$601,996	$388,510

No country outside of the United States composed greater than 10% of total revenue.

The following table summarizes the Company’s long-lived assets, including intangible assets and goodwill, by geographic location (in thousands):

	September 30,	September 30,
	2008	2007

United States	$2,066,106	$1,602,370
International	264,810	148,801

Total	$2,330,916	$1,751,171

22.	Related Parties

A member of the Company’s Board of Directors is also a partner at Wilson Sonsini Goodrich & Rosati, Professional Corporation, a law firm that provides services to the Company. These services may from time-to-time include contingent fee arrangements. For the years ended September 30, 2008, 2007 and 2006, the Company paid $13.1 million, $8.6 million and $2.9 million, respectively, to Wilson Sonsini Goodrich & Rosati for professional services provided to the Company. As of September 30, 2008 and 2007, the Company had $2.6 million and $5.1 million, respectively, included in accounts payable and accrued expenses to Wilson Sonsini Goodrich & Rosati.

Two members of the Company’s Board of Directors are employees of Warburg Pincus. On May 20, 2008, the Company consummated a stock purchase agreement with Warburg Pincus. Including the May 2008 stock purchase agreement, Warburg Pincus beneficially owns 21% of the Company’s common stock. See Note 16 for further information.

23.	Quarterly Data (Unaudited)

The following information has been derived from unaudited consolidated financial statements that, in the opinion of management, include all recurring adjustments necessary for a fair statement of such information (in thousands, except per share amounts):

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year

2008
Total revenue	$195,024	$203,302	$216,744	$253,392	$868,462
Gross margin	$126,183	$119,506	$137,859	$169,271	$552,819
Net income (loss)	$(15,425)	$(26,791)	$(9,866)	$22,014	$(30,068)
Net income (loss) per share:
Basic	$(0.08)	$(0.13)	$(0.05)	$0.10	$(0.14)
Diluted	$(0.08)	$(0.13)	$(0.05)	$0.09	$(0.14)
Weighted average common shares outstanding:
Basic	194,528	206,348	213,683	224,568	209,801
Diluted	194,528	206,348	213,683	246,525	209,801

NUANCE COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year

2007
Total revenue	$133,421	$132,062	$156,639	$179,874	$601,996
Gross margin	$92,792	$87,904	$104,512	$118,847	$404,055
Net loss	$(1,235)	$(1,731)	$(7,635)	$(3,414)	$(14,015)
Net loss per share:
Basic and diluted	$(0.01)	$(0.01)	$(0.04)	$(0.02)	$(0.08)
Weighted average common shares outstanding:
Basic and diluted	169,505	171,747	180,356	185,145	176,424

Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A.	Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures. Our disclosure controls and procedures are designed (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed and summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2008, our disclosure controls and procedures were effective.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and,

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of September 30, 2008, utilizing the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The internal controls over financial reporting for the following entities, which we acquired during the fiscal year ended September 30, 2008, were excluded from management’s assessment constituted approximately 1.6% of our consolidated assets as of September 30, 2008, and approximately 8.1% of our consolidated revenue for the fiscal year ended September 30, 2008.

Company	Acquisition Date

Vocada, Inc.	November 2, 2007
Viecore, Inc.	November 26, 2007
eScription, Inc.	May 20, 2008
Multi-Vision Communications Inc.	July 31, 2008
Philips Speech Recognition Services GmBH	September 26, 2008

Based on the results of this assessment, management (including our Chief Executive Officer and our Chief Financial Officer) has concluded that, as of September 30, 2008, our internal control over financial reporting was effective.

The attestation report concerning the effectiveness of our internal control over financial reporting as of September 30, 2008 issued by BDO Seidman, LLP, an independent registered public accounting firm, appears in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the fourth quarter of fiscal 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B.	Other Information

On November 28, 2008, the Compensation Committee (the “Committee”) of the Board of Directors approved the following actions: (i) an increase in the annual performance bonus amount for Ms. McCann from 50% of her base salary to 60% of her base salary, (ii) amendments to two restricted stock awards previously issued to Mr. Hunt to provide for accelerated vesting of restricted stock units in the event Mr. Hunt’s employment is terminated by the Company without cause, and (iii) the payment of cash bonuses to executive officers in accordance with the terms of the Company’s previously disclosed fiscal 2008 employee bonus plan in the following amounts: Steve Chambers ($250,000), Jeanne McCann ($100,000), Paul Ricci ($345,000), John Shagoury ($100,000) and Tom Beaudoin ($31,500).

The Company’s board of directors has set the close of business on December 2, 2008 as the record date for shareholders entitled to receive notice of, and to vote at, the annual shareholders meeting scheduled for January 30, 2009. Nuance will send a definitive proxy statement to stockholders of record, which will contain important information about the meeting and the matters to be considered. Stockholders are urged to read the proxy statement when it becomes available. The meeting site and time will be communicated to shareholders in the proxy materials distributed for the annual meeting. The deadline for submitting a proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, to be considered for inclusion in the Company’s proxy statement for the annual meeting and for submitting a “timely” proposal for purposes of Rule 14a-4(c) under the Exchange Act is December 12, 2008. In order for a proposal to be considered timely, it must be received by the Company on or prior to such date at its principal executive offices at 1 Wayside Road, Burlington, MA 01803. Proposals should be directed to the attention of the Secretary.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K since we intend to file our definitive Proxy Statement for our next Annual Meeting of Stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Proxy Statement”), within 120 days of the end of the end of the fiscal year covered by this report, and certain information to be included in the Proxy Statement is incorporated herein by reference.

Item 10.	Directors, Executive Officers and Corporate Governance

The information required by this item concerning our directors is incorporated by reference to the information set forth in the section titled “Election of Directors” in our Proxy Statement. Information required by this item concerning our executive officers is incorporated by reference to the information set forth in the section entitled “Executive Compensation, Management and Other Information” in our Proxy Statement. Information regarding Section 16 reporting compliance is incorporated by reference to the information set forth in the section entitled “Section 16(a) Beneficial Ownership Reporting Compliance” in our Proxy Statement.

Our Board of Directors adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees on February 24, 2004. Our Code of Business Conduct and Ethics can be found at our website: www.nuance.com. We will provide to any person without charge, upon request, a copy of our Code of Business Conduct and Ethics. Such a request should be made in writing and addressed to Investor Relations, Nuance Communications, Inc., 1 Wayside Road, Burlington, MA 01803.

To date, there have been no waivers under our Code of Business Conduct and Ethics. We will post any waivers, if and when granted, of our Code of Business Conduct and Ethics on our website at www.nuance.com.

Item 11.	Executive Compensation

The information required by this item regarding executive compensation is incorporated by reference to the information set forth in the sections titled “Executive Compensation, Management and Other Information” in our Proxy Statement.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters

The information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth in the sections titled “Security Ownership of Certain Beneficial Owners and Management” and “Equity Compensation Plans” in our Proxy Statement.

Item 13.	Certain Relationships and Related Transactions, and Director Independence

The information required by this item regarding certain relationships and related transactions is incorporated by reference to the information set forth in the section titled “Certain Relationships and Related Transactions” and “Director Independence” in our Proxy Statement.

Item 14.	Principal Accountant Fees and Services

The information required by this section is incorporated by reference from the information in the section entitled “Ratification of Appointment of Independent Auditors” in our Proxy Statement.

PART IV

Item 15.	Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this Report:

(1) Financial Statements — See Index to Financial Statements in Item 8 of this Report.

(2) Financial Statement Schedules — All schedules have been omitted as the requested information is inapplicable or the information is presented in the financial statements or related notes included as part of this Report.

(3) Exhibits — See Item 15(b) of this Report below.

(b) Exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NUANCE COMMUNICATIONS, INC.

By:	/s/ Paul A. Ricci
Paul A. Ricci
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated.

Date: December 1, 2008	/s/ Paul A. Ricci Paul A. Ricci, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

Date: December 1, 2008	/s/ Thomas L. Beaudoin Thomas L. Beaudoin, Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Date: December 1, 2008	/s/ Daniel D. Tempesta Daniel D. Tempesta, Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)

Date: December 1, 2008	/s/ Robert J. Frankenberg Robert J. Frankenberg, Director

Date: December 1, 2008	/s/ Jeffrey A. Harris Jeffrey A. Harris, Director

Date: December 1, 2008	/s/ William H. Janeway William H. Janeway, Director

Date: December 1, 2008	/s/ Katharine A. Martin Katharine A. Martin, Director

Date: December 1, 2008	/s/ Mark Myers Mark Myers, Director

Date: December 1, 2008	/s/ Philip Quigley Philip Quigley, Director

Date: December 1, 2008	/s/ Robert G. Teresi Robert G. Teresi, Director

EXHIBIT INDEX

		Incorporated by Reference
Exhibit					Filing	Filed
Number	Exhibit Description	Form	File No.	Exhibit	Date	Herewith

2.1	Purchase Agreement, dated October 7, 2002, between Koninklijke Philips Electronics N.V. and the Registrant.	S-1/A	33-100647	2.4	12/6/2002
2.2	Amendment No. 1 to Purchase Agreement, dated as of December 20, 2002, between Koninklijke Philips Electronics N.V. and the Registrant.	S-1/A	33-100647	2.5	2/7/2003
2.3	Amendment No. 2 to Purchase Agreement, dated as of January 29, 2003, between Koninklijke Philips Electronics N.V. and the Registrant.	S-1/A	33-100647	2.6	2/7/2003
2.4	Agreement and Plan of Reorganization, dated April 23, 2003, by and among the Registrant, Spiderman Acquisition Corporation and SpeechWorks International, Inc.	S-4	33-106184	Annex A	6/17/2003
2.5	Agreement and Plan of Merger, dated as of May 4, 2004, as amended on May 28, 2004, by and among ScanSoft, Inc., Tennis Acquisition Corporation, Telelogue, Inc., Pequot Venture Partners II, L.P., PVP II Telelogue Prom Note 2 Grantor Trust, Palisade Private Partnership II, L.P., and NJTC Venture Fund SBIC LP, Martin Hale as stockholder representative and U.S. Bank National Association as escrow agent.	8-K	0-27038	2.1	6/30/2004
2.6	Agreement and Plan of Merger, dated as of November 14, 2004, by and among ScanSoft, Write Acquisition Corporation, ART Advanced Recognition Technologies, Inc., and with respect Article I, Article VII and Article IX only, Bessemer Venture Partners VI, LP, as stockholder representative.	8-K	0-27038	2.1	11/18/2004
2.7	Agreement and Plan of Merger, dated as of November 15, 2004, by and among Phonetic Systems, LTD., Phonetics Acquisition LTD., ScanSoft, and Magnum Communications Fund L.P., as stockholder representative.	8-K	0-27038	2.2	11/18/2004
2.8	Amended and Restated Agreement and Plan of Merger, made and entered into as of February 1, 2005, and effective as of November 15, 2004, by and among ScanSoft, Phonetics Acquisition Ltd., Phonetic Systems Ltd. and Magnum Communications Fund L.P., as Shareholder Representative.	8-K	0-27038	2.1	2/7/2005

		Incorporated by Reference
Exhibit					Filing	Filed
Number	Exhibit Description	Form	File No.	Exhibit	Date	Herewith

2.9	Agreement and Plan of Merger by and among ScanSoft, Nova Acquisition Corporation, Nova Acquisition LLC, and Nuance Communications, Inc., dated May 9, 2005.	8-K	0-27038	1.1	5/10/2005
2.10	Agreement and Plan of Merger by and among Nuance Communications, Inc., Phoenix Merger Sub, Inc. and Dictaphone Corporation dated as of February 7, 2006.	8-K	0-27038	2.1	2/9/2006
2.11	Stock Purchase Agreement, dated as of June 21, 2007, by and among AOL LLC, Tegic Communications, Inc. and Nuance Communications, Inc.	8-K	0-27038	2.1	6/27/2007
2.12	Agreement and Plan of Merger by and among Nuance, Vicksburg Acquisition Corporation, Voice Signal Technologies, Inc., U.S. Bank National Association, as Escrow Agent, and Stata Venture Partners, LLC, as Stockholder Representative, dated as of May 14, 2007.	8-K	0-27038	2.1	5/18/2007
2.13	Agreement and Plan of Merger by and among Nuance Communications, Inc., Beryllium Acquisition Corporation, Beryllium Acquisition LLC and BeVocal, Inc. dated as of February 21, 2007.	8-K	0-27038	2.1	2/27/2007
2.14	Share Purchase Agreement dated March 13, 2007 by and among Nuance Communications, Inc., Bethany Advisors Inc., Focus Softek India (Private) Limited and U.S. Bank National Association, as Escrow Agent.	8-K	0-27038	2.1	3/28/2007
2.15	Agreement and Plan of Merger by and among Nuance Communications, Inc., Csonka Acquisition Corporation, Csonka Acquisition LLC, Commissure Inc., U.S. Bank National Association, as escrow agent, and Michael J. Mardini, as the shareholder representative dated as of September 28, 2007.	8-K	0-27038	2.1	10/4/2007
2.16	Agreement and Plan of Merger by and among Nuance Communications, Inc., Vineyard Acquisition Corporation, Vineyard Acquisition LLC, Vocada, Inc., U.S. Bank National Association, as Escrow Agent, and John Purtell, as Stockholder Representative, dated as of October 16, 2007.	8-K	0-27038	2.1	10/22/2007

		Incorporated by Reference
Exhibit					Filing	Filed
Number	Exhibit Description	Form	File No.	Exhibit	Date	Herewith

2.17	Agreement and Plan of Merger by and among Nuance Communications, Inc., Vanhalen Acquisition Corporation, Vanhalen Acquisition LLC, Viecore, Inc., U.S. Bank National Association, as Escrow Agent, and Thoma Cressey Bravo, Inc., as Stockholder Representative, dated as of October 21, 2007.	8-K	0-27038	2.1	10/25/2007
2.18	Agreement and Plan of Merger by and among Nuance Communications, Inc., Csonka Acquisition Corporation, Csonka Acquisition LLC, Commissure, Inc., U.S. Bank National Association, as Escrow Agent, Stockholder Representative dated as of September 28, 2007.	8-K	0-27038	2.1	10/4/07
2.19	Agreement and Plan of Merger by and among Nuance Communications, Inc., Vineyard Acquisition Corporation, Vineyard Acquisition LLC, Vocada, Inc. and U.S. Bank National Association, as Escrow Agent, Stockholder Representative, dated as of October 16, 2007.	8-K	0-27038	2.1	10/22/07
2.20	Agreement and Plan of Merger by and among Nuance Communications, Inc., Van Halen Acquisition Corporation, Van Halen Acquisition LLC, Viecore, Inc., U.S. Bank National Association, as Escrow Agent, Shareholder Representative, dated as of October 21, 2007.	8-K	0-27038	2.1	10/27/07
2.21	Agreement and Plan of Merger by and among Nuance Communications, Inc., Easton Acquisition Corporation, Escription, Inc., U.S. Bank National Association, as Escrow Agent and Paul Egerman as Stockholder Representative, dated as of April 17, 2008.	8-K	0-27038	2.1	4/11/08
2.22	Purchase Agreement dated as of April 7, 2008 by and among Nuance Communications, Inc. and the Purchasers identified on Exhibit A (Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII, C.V.I., WP-WP VIII Investors, L.P.)	8-K	0-27038	2.2	4/11/08
2.23	Share Purchase Agreement (Relating to shares in Philips Speech Recognition Systems GmbH) between Koninklijke Philips Electronics N.V. and Nuance Communications, Inc. dated as of September 26, 2008.	8-K	0-27038	2.1	10/3/08

		Incorporated by Reference
Exhibit					Filing	Filed
Number	Exhibit Description	Form	File No.	Exhibit	Date	Herewith

2.24	Agreement and Plan of Merger by and among Nuance Communications, Inc., SpeakEasy Acquisition Corporation, SpeakEasy Acquisition LLC, SNAPin Software, Inc., Thomas S. Huseby as Stockholder Representative and U.S. Bank National Association, as Escrow Agent, effective as of September 24, 2008.	8-K	0-27038	2.1	10/3/08
2.25	Amendment effective as of September 24, 2008, by and among Nuance Communications, Inc., SpeakEasy Acquisition Corporation, SpeakEasy Acquisition LLC, SNAPin Software, Inc., Thomas S. Huseby as Stockholder Representative and U.S. Bank National Association, as Escrow Agent.	8-K	0-27038	2.2	10/3/08
2.26	Amendment No. 1, dated as of November 20, 2007, by and among Nuance Communications, Inc., Vanhalen Acquisition Corporation, VanHalen Acquisition LLC, Viecore, Inc., and Thoma Cressey Bravo, Inc. as Shareholder Representative.	10-Q	0-27038	2.3	2/11/08
2.27	Amendment No. 2, dated as of November 29, 2007, by and among Nuance Communications, Inc. and Thoma Cressey Bravo, Inc. as the representative of the Company’s shareholders.	10-Q	0-27038	2.4	2/11/08
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	10-Q	0-27038	3.2	5/11/2001
3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant.	10-Q	0-27038	3.1	8/9/2004
3.3	Certificate of Ownership and Merger.	8-K	0-27038	3.1	10/19/2005
3.4	Amended and Restated Bylaws of the Registrant.	8-K	0-27038	3.1	11/13/2007
3.5	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant, as amended.	S-3	333-142182	3.3	4/18/2007
4.1	Specimen Common Stock Certificate.	8-A	0-27038	4.1	12/6/1995
4.2	Common Stock Purchase Warrant.	S-4	333-70603	Annex A	1/14/1999
4.3	Securities Purchase Agreement, dated March 19, 2004, by and among Xerox Imaging Systems, Inc., Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., Warburg Pincus Germany Private Equity VIII K.G., and the Registrant.	10-Q	0-27038	4.1	5/10/2004

		Incorporated by Reference
Exhibit					Filing	Filed
Number	Exhibit Description	Form	File No.	Exhibit	Date	Herewith

4.4	Stockholders Agreement, dated March 19, 2004, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., and Warburg Pincus Germany Private Equity VIII K.G.	10-Q	0-27038	4.2	5/10/2004
4.5	Common Stock Purchase Warrants, dated March 15, 2004, issued to Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., and Warburg Pincus Germany Private Equity VIII K.G.	10-Q	0-27038	4.3	5/10/2004
4.6	Stock Purchase Agreement, dated as of May 5, 2005, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., and Warburg Pincus Germany Private Equity VIII K.G.	S-4/A	333-125496	Annex F	8/1/2005
4.7	Amended and Restated Stockholders Agreement, dated May 5, 2005, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., and Warburg Pincus Germany Private Equity VIII K.G.	S-4/A	333-125496	Annex G	8/1/2005
4.8	Common Stock Purchase Warrants, dated May 9, 2005, issued to Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., and Warburg Pincus Germany Private Equity VIII K.G.	S-4	333-125496	4.11	6/3/2005
4.9	Securities Purchase Agreement, dated as of May 5, 2005, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII C.V. I. and Warburg Pincus Germany Private Equity VIII K.G.	10-Q	0-27038	4.2	8/9/2005
4.10	Indenture, dated as of August 13, 2007, between Nuance Communications, Inc. and U.S. Bank National Association, as Trustee (including form of 2.75% Convertible Subordinated Debentures due 2027).	8-K	0-27038	4.1	8/17/2007

		Incorporated by Reference
Exhibit					Filing	Filed
Number	Exhibit Description	Form	File No.	Exhibit	Date	Herewith

10.1	Form of Indemnification Agreement.	S-8	333-108767	10.1	9/12/2003
10.2	Stand Alone Stock Option Agreement Number 1, dated as of August 21, 2000, by and between the Registrant and Paul A. Ricci.*	S-8	333-49656	4.3	11/9/2000
10.4	Caere Corporation 1992 Non-Employee Directors’ Stock Option Plan.*	S-8	333-33464	10.4	3/29/2000
10.5	1993 Incentive Stock Option Plan, as amended.*	S-1	333-100647	10.17	10/21/2002
10.6	1995 Employee Stock Purchase Plan, as amended and restated on April 27, 2000.*	14A	0-27038	Annex D	4/13/2004
10.7	Amended and Restated 1995 Directors’ Stock Option Plan, as amended.*	14A	0-27038	10.2	3/17/2005
10.8	1997 Employee Stock Option Plan, as amended.*	S-1	333-100647	10.19	10/21/2002
10.9	1998 Stock Option Plan.*	S-8	333-74343	99.1	3/12/1999
10.10	Amended and Restated 2000 Stock Option Plan.*	14A	0-27038	10.1	3/17/2005
10.11	2000 NonStatutory Stock Option Plan, as amended.*	S-8	333-108767	4.1	9/12/2003
10.12	ScanSoft 2003 Stock Plan.*	S-8	333-108767	4.3	9/12/2003
10.13	Nuance Communications, Inc. 2001 Nonstatutory Stock Option Plan.*	S-8	333-128396	4.1	9/16/2005
10.14	Nuance Communications, Inc. 2000 Stock Plan.*	S-8	333-128396	4.2	9/16/2005
10.15	Nuance Communications, Inc. 1998 Stock Plan.*	S-8	333-128396	4.3	9/16/2005
10.16	Nuance Communications, Inc. 1994 Flexible Stock Incentive Plan.*	S-8	333-128396	4.4	9/16/2005
10.17	Form of Restricted Stock Purchase Agreement.*	10-K/A	0-27038	10.17	12/15/2006
10.18	Form of Restricted Stock Unit Purchase Agreement.*	10-K/A	0-27038	10.18	12/15/2006
10.19	Form of Stock Option Agreement.*	10-K/A	0-27038	10.19	12/15/2006
10.20	2005 Severance Benefit Plan for Executive Officers.*	10-Q	0-27038	10.1	5/10/2005
10.21	Officer Short-term Disability Plan.*	10-Q	0-27038	10.2	5/10/2005
10.22	Technology Transfer and License Agreement, dated as of January 30, 2003, between Koninklijke Philips Electronics N.V. and the Registrant.	S-1/A	333-100647	10.30	2/7/2003
10.24	Letter, dated February 17, 2003, from the Registrant to Jeanne McCann regarding certain employment matters.*	10-Q	0-27038	10.1	5/15/2003
10.25	Employment Agreement, effective August 11, 2006, by and between the Registrant and Paul A. Ricci.*	8-K	0-27038	10.1	11/8/2006
10.26	Employment Agreement, dated March 9, 2004, by and between the Registrant and John Shagoury.*	10-Q	0-27038	10.1	8/9/2004

		Incorporated by Reference
Exhibit					Filing	Filed
Number	Exhibit Description	Form	File No.	Exhibit	Date	Herewith

10.27	Letter, dated May 23, 2004, from the Registrant to Steven Chambers regarding certain employment matters.*	10-Q	0-27038	10.2	8/9/2004
10.28	Letter, dated September 27, 2004, from the Registrant to James R. Arnold, Jr. regarding certain employment matters.*	10-K/A	0-27038	10.39	1/6/2005
10.29	Letter dated September 25, 2006, from the Registrant to Don Hunt regarding certain employment matters.	10-K/A	0-27038	10.29	12/15/2006
10.30	Registration Rights Agreement, dated as of August 13, 2007, among Nuance Communications, Inc. and Citigroup Global Markets Inc. and Goldman Sachs & Co.	8-K	0-27038	10.1	8/17/2007
10.31	Purchase Agreement, dated as of August 7, 2007, by and among Nuance Communications, Inc., Citigroup Global Markets Inc. and Goldman, Sachs & Co.	8-K	0-27038	10.1	8/9/2007
10.32	Amended and Restated Credit Agreement dated as of April 5, 2007, among Nuance Communications, Inc., the Lenders party thereto from time to time, UBS AG, Stamford Branch, as administrative agent, Citicorp North America, Inc., as syndication agent, Credit Suisse Securities (USA) LLC, as documentation agent, Citigroup Global Markets Inc. and UBS Securities LLC, as joint lead arrangers, Credit Suisse Securities (USA) LLC and Banc Of America Securities LLC, as co-arrangers, and Citigroup Global Markets INC., UBS Securities LLC and Credit Suisse Securities (USA) LLC, as joint bookrunners.	8-K	0-27038	10.1	4/11/2007
10.33	Amendment Agreement, dated as of April 5, 2007, among Nuance, UBS AG, Stamford Branch, as administrative agent, Citicorp North America, INC., as syndication agent, Credit Suisse Securities (USA) LLC, as documentation agent, the Lenders, Citigroup Global Markets Inc. and UBS Securities LLC, as joint lead arrangers and joint bookrunners, Credit Suisse Securities (USA) LLC, as joint bookrunner and co-arranger, and Banc Of America Securities LLC, as co-arranger.	8-K	0-27038	10.2	4/11/2007
10.34	Increase Joinder, dated as of August 24, 2007, by and among Nuance Communications, Inc. and the other parties identified therein, to the Amended and Restated Senior Secured Credit Facility dated as of April 5, 2007.	8-K	0-27038	10.1	8/30/2007

		Incorporated by Reference
Exhibit					Filing	Filed
Number	Exhibit Description	Form	File No.	Exhibit	Date	Herewith

10.35	Stock Option Agreement, dated as of October 10, 2006, by and between the Registrant and Don Hunt.*	10-Q	0-27038	10.1	2/9/2007
10.36	Restricted Stock Purchase Agreement (Performance Based Vesting), dated as of October 10, 2006, by and between the Registrant and Don Hunt.*	10-Q	0-27038	10.1	2/9/2007
10.37	Restricted Stock Purchase Agreement (Time Based Vesting), dated as of October 10, 2006, by and between the Registrant and Don Hunt.*	10-Q	0-27038	10.1	2/9/2007
10.38	Amended and Restated 2000 Stock Plan.	8-K	0-27038	10.1	3/15/2007
10.39	Letter, dated June 3, 2008, from the Registrant to Thomas L. Beaudoin regarding certain employment matters.					X
14.1	Registrant’s Code of Business Conduct and Ethics.	10-K	0-27038	14.1	3/15/2004
21.1	Subsidiaries of the Registrant.					X
23.1	Consent of BDO Seidman, LLP.					X
24.1	Power of Attorney. (See Signature Page).					X
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a).					X
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a).					X
32.1	Certification Pursuant to 18 U.S.C. Section 1350.					X

*	Denotes management compensatory plan or arrangement

Nuance’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended December 31, 2008
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-27038

NUANCE COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-3156479 (I.R.S. Employer Identification No.)

1 Wayside Road
Burlington, MA 01803
(Address of principal executive office)

Registrant’s telephone number, including area code:
781-565-5000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act of 1934).  Yes ☐     No ☑

263,185,133 shares of the registrant’s Common Stock, $0.001 par value, were outstanding as of January 31, 2009.

NUANCE COMMUNICATIONS, INC.

1

Part I. Financial Information

Item 1.	Financial Statements

NUANCE COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	December 31,	December 31,
	2008	2007
	(Unaudited)
	(In thousands, except per share amounts)

Revenue:
Product and licensing	$85,575	$97,936
Professional services, subscription and hosting	90,192	62,420
Maintenance and support	41,067	34,668

Total revenue	216,834	195,024

Cost of revenue:
Product and licensing	8,757	11,585
Professional services, subscription and hosting	58,482	44,824
Maintenance and support	7,043	7,445
Amortization	8,018	4,987

Total cost of revenue	82,300	68,841

Gross profit	134,534	126,183

Operating expenses:
Research and development	31,013	27,846
Sales and marketing	61,246	56,007
General and administrative	30,257	25,235
Amortization	17,348	11,499
Restructuring and other charges (credits), net	2,098	2,152

Total operating expenses	141,962	122,739

Income (loss) from operations	(7,428)	3,444
Other income (expense):
Interest income	1,420	1,654
Interest expense	(13,158)	(15,285)
Other income (expense), net	6,227	(613)

Loss before income taxes	(12,939)	(10,800)
Provision for income taxes	11,611	4,625

Net loss	$(24,550)	$(15,425)

Net loss per share:
Basic and diluted	$(0.10)	$(0.08)

Weighted average common shares outstanding:
Basic and diluted	236,237	194,528

See accompanying notes.

2

NUANCE COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2008	2008
	(Unaudited)
	(In thousands, except per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$239,359	$261,540
Marketable securities	—	56
Accounts receivable, less allowance for doubtful accounts of $8,186 and $6,925	183,846	203,542
Acquired unbilled accounts receivable	11,990	14,457
Inventories, net	7,897	7,152
Prepaid expenses and other current assets	35,610	26,833
Deferred tax assets	1,695	1,703

Total current assets	480,397	515,283

Land, building and equipment, net	52,666	46,485
Goodwill	1,789,024	1,655,773
Intangible assets, net	670,188	585,023
Other assets	39,749	43,635

Total assets	$3,032,024	$2,846,199

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and capital leases	$6,944	$7,006
Contingent and deferred acquisition payments	84,100	113,074
Accounts payable	55,066	31,517
Accrued expenses and other current liabilities	109,602	102,099
Accrued business combination costs	10,620	9,166
Deferred maintenance revenue	79,667	80,521
Unearned revenue and customer deposits	74,504	38,381

Total current liabilities	420,503	381,764

Long-term portion of debt and capital leases	892,725	894,184
Long-term portion of accrued business combination costs	29,507	32,012
Long-term deferred revenue	18,548	18,134
Deferred tax liability	41,189	46,745
Other long-term liabilities	57,609	48,452

Total liabilities	1,460,081	1,421,291

Commitments and contingencies (Notes 4, 5 and 18)
Stockholders’ equity:
Series B preferred stock, $0.001 par value; 15,000 shares authorized; 3,562 shares issued and outstanding (liquidation preference $4,631)	4,631	4,631
Common stock, $0.001 par value; 560,000 shares authorized; 245,379 and 232,592 shares issued and 242,149 and 229,370 shares outstanding	245	229
Additional paid-in capital	1,846,158	1,658,515
Treasury stock, at cost (3,230 and 3,222 shares)	(16,136)	(16,070)
Accumulated other comprehensive (loss) income	(3,269)	12,739
Accumulated deficit	(259,686)	(235,136)

Total stockholders’ equity	1,571,943	1,424,908

Total liabilities and stockholders’ equity	$3,032,024	$2,846,199

See accompanying notes.

3

NUANCE COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	December 31,	December 31,
	2008	2007
	(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net loss	$(24,550)	$(15,425)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	4,570	3,708
Amortization of intangible assets	25,366	16,486
Bad debt provision	1,627	725
Share-based payments	16,987	15,175
Unrealized gain on foreign currency forward contracts	(8,049)	—
Deferred tax provision	6,420	2,812
Other	1,366	1,307
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	22,735	21,202
Inventories	(766)	1,066
Prepaid expenses and other assets	(4,698)	4,354
Accounts payable	21,883	(7,581)
Accrued expenses and other liabilities	10,878	1,274
Deferred maintenance revenue, unearned revenue and customer deposits	6,993	(4,112)

Net cash provided by operating activities	80,762	40,991

Cash flows from investing activities:
Capital expenditures	(8,608)	(3,264)
Payments for acquisitions, net of cash acquired	(37,353)	(16,957)
Proceeds from maturities of marketable securities	56	1,999
Payments for equity investment	(159)	(2,172)
Payments for purchase or license of technology and capitalized patent defense costs	(50,000)	(2,188)
Change in restricted cash balances	—	297

Net cash used in investing activities	(96,064)	(22,285)

Cash flows from financing activities:
Payments of debt and capital leases	(1,766)	(2,330)
Purchases of treasury stock	(66)	(652)
Payments of other long-term liabilities	(2,369)	(2,931)
Proceeds from issuance of common stock, net of issuance costs	—	131,455
Proceeds from issuance of common stock from employee stock options and purchase plan	737	3,236
Cash used to net share settle employee equity awards	(2,652)	(8,802)

Net cash provided by (used in) financing activities	(6,116)	119,976

Effects of exchange rate changes on cash and cash equivalents	(763)	691

Net increase (decrease) in cash and cash equivalents	(22,181)	139,373
Cash and cash equivalents at beginning of period	261,540	184,335

Cash and cash equivalents at end of period	$239,359	$323,708

See accompanying notes.

4

NUANCE COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Presentation

The consolidated financial statements include the accounts of the company and our wholly-owned subsidiaries. We prepared these unaudited interim consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP) for interim periods. In our opinion, these financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position for the periods disclosed. Intercompany transactions have been eliminated.

Certain amounts presented in prior periods’ consolidated financial statements have been reclassified to conform to the current periods’ presentation. Proceeds from employee stock options and purchase plans and cash used to net share settle employee equity awards are now presented as two separate line items in the Statement of Cash Flows, whereas they were previously presented within net proceeds from issuance of common stock under employee share-based payment plans.

On October 1, 2008, we acquired SNAPin Software, Inc., a developer of self service software for mobile devices. Refer to Note 4 for additional information.

Although we believe the disclosures in these financial statements are adequate to make the information presented not misleading, certain information normally included in the footnotes prepared in accordance with GAAP has been omitted. Accordingly, these financial statements should be read in conjunction with the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008. Interim results are not necessarily indicative of the results that may be expected for a full year.

2.	Accounting Changes

We made no material changes to the significant accounting policies disclosed in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008, other than our adoption of Financial Accounting Standards Board Statement No. 157, Fair Value Measurements and related FASB staff positions. We have provided more information about our application of SFAS 157 in Note 8.

Recently Issued Accounting Standards

In June 2008, the Emerging Issues Task Force issued EITF 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. It provides guidance in assessing whether these instruments are indexed to our own stock, and therefore whether to account for the instruments under SFAS 133, Accounting For Derivative Instruments and Hedging Activities and/or EITF 00-19, Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. We are evaluating the potential impact of EITF 07-5.

In May 2008, the FASB issued Staff Position No. 14-1, Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion. This FSP requires us to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects our nonconvertible debt borrowing rate. FSP 14-1 will significantly affect the accounting for convertible debt instruments that require or permit settlement in cash and/or shares at the issuer’s option. FSP 14-1 is effective for fiscal years beginning after December 15, 2008 and may not be adopted early. FSP 14-1 must be applied retrospectively to all periods presented. We are evaluating the potential impact of FSP 14-1.

In April 2008, the FASB issued FSP 142-3 Determination of the Useful Life of Intangible Assets. It amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This FSP is intended to improve consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141 and other standards. FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and may not be adopted early. We are evaluating the potential impact of FSP 142-3.

5

NUANCE COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In February 2008, the FASB issued Staff Position 157-2, Effective Date of FASB Statement No. 157. FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This FSP will be effective in the first quarter of fiscal 2010. We believe FSP 157-2 will not have a material impact on our financial statements.

In December 2007, the FASB issued SFAS 141R, Business Combinations. It changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and may not be adopted early.

3.	Comprehensive Loss

The components of comprehensive loss are as follows (table in thousands):

	Three Months Ended
	December 31,
	2008	2007

Net loss	$(24,550)	$(15,425)
Other comprehensive income:
Foreign currency translation adjustment	11,790	3,485
Net unrealized gain (loss) on cash flow hedge derivatives	4,219	(691)
Net unrealized gains on investments	—	2

Other comprehensive income	16,009	2,796

Total comprehensive loss	$(8,541)	$(12,629)

6

NUANCE COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Business Acquisitions

Acquisition of SNAPin

On October 1, 2008, we acquired all of the outstanding capital stock of SNAPin, a developer of self service software for mobile devices, to expand our Mobile-Enterprise offerings. The results of operations of SNAPin have been included in our financial statements since the date of acquisition. The assets acquired and liabilities assumed must be recorded at the date of acquisition at their respective estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill. We are finalizing the valuation of the assets acquired and liabilities assumed and therefore the fair values set forth below are subject to adjustment as additional information is obtained. A summary of the preliminary purchase price allocation is as follows (table in thousands):

Total purchase consideration:
Common stock(a)	$150,638
Stock options and restricted stock units assumed	11,523
Transaction costs	2,876

Total purchase consideration	$165,037

Allocation of the purchase consideration:
Current assets	$6,084
Other assets	2,971
Deferred tax asset(c)	15,913
Identifiable intangible assets	60,700
Goodwill	125,483

Total assets acquired	211,151
Current liabilities	(1,918)
Deferred tax liability(c)	(15,913)
Deferred revenue(b)	(28,283)

Total liabilities assumed	(46,114)

Net assets acquired	$165,037

(a)	Approximately 9.5 million shares of our common stock were issued and valued at $15.81 per share. Additionally, 1.1 million shares of our common stock valued, at $17.5 million, have been placed in escrow and have been excluded from purchase consideration until the satisfaction of the contingency. See additional discussion in Note 5.

(b)	We assumed significant legal performance obligations related to acquired customer contracts. We estimate the fair market value of the obligations in accordance with the provision of EITF 01-03, Accounting in a Business Combination for Deferred Revenue of Acquiree. The fair value of the legal performance obligations remaining to be delivered was approximately $56.8 million at the date of acquisition, and the remaining cash to be collected on these contracts was approximately $28.5 million.

(c)	We recorded a deferred tax liability as a result of purchase accounting associated with SNAPin. This results in an increase of the net deferred tax asset and a reduction of the corresponding valuation allowance in the consolidated group. Therefore, there is no impact on goodwill related to the deferred tax liability.

We assumed vested and unvested stock awards to receive options for the purchase of 1,258,708 shares of our common stock and restricted stock units that were converted into 299,446 shares of our common stock. The fair value of the assumed vested stock options and restricted stock units as of the date of acquisition are included in the purchase price above. The fair value of the assumed vested stock options is calculated under the Black-Scholes option pricing model, with the following weighted-average assumptions: dividend yield of 0.0%; expected volatility of 55.5%; average risk-free interest rate of 2.8%; and an expected term of 4.8 years. Assumed unvested stock options and restricted stock units as of the date of acquisition will be recorded as shared-based compensation expense over the requisite service period as disclosed in Note 15.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Customer relationships are amortized based upon patterns in which the economic benefits are expected to be realized. Other finite-lived identifiable intangible assets are amortized on a straight-line basis. The following are the identifiable intangible assets acquired and their respective weighted average lives (table in thousands):

	Amount	Weighted Average Life
		(In years)

Customer relationships	$21,100	10.8
Core and completed technology	39,000	10.0
Non-compete agreements	600	5.0

Total	$60,700

Acquisition of PSRS

On September 26, 2008, we acquired Philips Speech Recognition Systems GMBH (“PSRS”), a business unit of Royal Philips Electronics, for total consideration of $102.5 million, consisting of: cash consideration of €66.0 million, which equates to $96.6 million based on the exchange rate as of the acquisition date, and transaction costs of $5.9 million. $31.6 million was paid on the acquisition date and the remaining €44.3 million ($64.0 million based on the exchange rate as of September 30, 2008) is due on September 21, 2009. The purchase price is subject to adjustment (increase or decrease), based on a working capital adjustment provision contained in the share purchase agreement. We are currently discussing the final working capital adjustment with the former shareholders of PSRS and expect that the final measurement will be completed in fiscal 2009. We are finalizing the valuation of the assets acquired and liabilities assumed which are subject to adjustment as additional information is obtained.

The following table shows unaudited pro forma results of operations as if we had acquired SNAPin, PSRS, eScription, Inc., and Viecore, Inc. on October 1, 2007 (table in thousands, except per share data):

	Three Months Ended
	December 31,
	2008	2007

Revenue	$216,834	$229,861
Net loss	(24,550)	(26,948)
Net loss per basic and diluted share	$(0.10)	$(0.12)

5.	Deferred and Contingent Acquisition Payments

Earnout Payments

In connection with our acquisition of Phonetic Systems Ltd. we agreed to pay up to $35.0 million of additional consideration if certain financial and performance targets were met. We have notified the former shareholders of Phonetic that these targets were not achieved. Accordingly, we have not recorded any obligations relative to these measures. The former shareholders of Phonetic have objected to this determination and have filed for arbitration.

During fiscal 2008, we amended the earnout provisions set forth in the merger agreement related to the acquisition of Mobile Voice Control, Inc. such that the former shareholders of MVC were eligible to earn the remaining calendar 2007 earnout amount, consists of 188,962 shares, if certain conditions were met at December 31, 2008. As of December 31, 2008, we determined that 188,962 shares had been earned. The total value of the shares was $3.0 million, of which $1.0 million was recorded to goodwill as incremental purchase price during fiscal 2008, and the remaining $2.0 million was amortized as compensation expense from May 2008 to December 2008. In November 2008, a second amendment to the merger agreement was signed pursuant to which the earnout period for the calendar 2008 earnout was extended, such that 377,964 and 755,929 shares may now be earned based on the achievement of calendar 2008 and 2009 targets, respectively. The stock payments, if any, that are made based on the provisions of this second amendment will be recorded to goodwill, as incremental purchase price. As of December 31, 2008, we have not recorded any obligation relative to the second amendment.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the three months ended December 31, 2008, we paid to the former shareholders of BeVocal, Inc. $46.1 million, of which $40.2 million was paid in cash and $5.9 million was paid in stock to satisfy our contingent earnout obligations as disclosed in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

In connection with the acquisition of Commissure, Inc. we agreed to make contingent earnout payments of up to $8.0 million upon the achievement of certain financial targets for the fiscal years ended September 30, 2008, 2009 and 2010. Any payments may be made in the form of cash or shares of our common stock, at our sole discretion. As of December 31, 2008, we have not recorded any obligation relative to these measures.

In connection with our acquisition of Vocada, Inc. we agreed to make contingent earnout payments of up to $21.0 million upon the achievement of certain financial targets measured over defined periods through December 31, 2010. Any payments may be made in the form of cash or shares of our common stock at our sole discretion. As of December 31, 2008, we have not recorded any obligation relative to these measures.

In connection with our acquisition of Multi-Vision Communications, Inc. we agreed to make contingent earnout payments of up to $15.0 million upon the achievement of certain financial targets for the period from August 1, 2008 to July 31, 2009. $10.0 million of the earnout is further conditioned on the continued employment of certain Multi-Vision employees. Accordingly, up to $10.0 million of any earnout payments will be recorded as compensation expense, and up to $5.0 million will be recorded as additional purchase price and allocated to goodwill. Any payments may be made in the form of cash or shares of our common stock, at our sole discretion. As of December 31, 2008, we have not recorded any obligation or related compensation expense relative to these measures.

In connection with our acquisition of SNAPin, we agreed to make a contingent earnout payment of up to $45.0 million in cash to be paid, if at all, based on the business achieving certain performance targets that are measurable from the acquisition date to December 31, 2009. Additionally, we would be required to issue earnout consideration to SNAPin option holders. This option earnout consideration, if earned, is payable at our sole discretion, in cash, stock or additional options to purchase common stock. The total value of this option earnout consideration may aggregate up to $2.5 million which will be recorded as compensation expense over the service period, if earned. These earnout payments, if any, would be payable upon the final measurement of the performance targets. As of December 31, 2008, we have not recorded any obligation or related compensation expense relative to these measures.

Escrow Arrangements

The following escrow arrangements have not been released as of December 31, 2008 (table in thousands):

	Scheduled Escrow		Shares to be
	Release Date	Cash Payment	Issued

Focus(a)	March 26, 2008	$5,800	n/a
BeVocal(b)	July 24, 2008	n/a	1,225
Vocada	February 2, 2009	n/a	56
Viecore	February 26, 2009	n/a	585
eScription	May 20, 2009	n/a	1,124
SNAPin	October 1, 2009	n/a	1,107

Total		$5,800	4,097

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following amounts are being held in escrow after their initially scheduled release date:

(a) We filed a claim against the Focus escrow related to the breach of certain representations and warranties made in the share purchase agreement. We determined that the entire escrow will be paid to either satisfy liabilities indemnified under the agreement or paid to the former shareholders. Accordingly, the escrow was reclassified to goodwill during fiscal 2008.

(b) We filed a claim against the BeVocal escrow related to the breach of certain representations and warranties made in the merger agreement. We expect the entire amount to remain in escrow until the settlement of the contingent liabilities is finalized. At that time, any shares distributable to the former BeVocal shareholders would be accounted for as an increase to purchase price.

We guaranteed a minimum market value of the shares held in escrow in connection with our acquisitions of Viecore and eScription. When the Viecore escrow shares are released, if the market value of our stock is less than $20.43 per share, we must pay the difference in cash, up to a maximum of $1.8 million. When the eScription escrow shares are released, if the market value of our stock is less than $17.7954 per share, we must pay the difference in cash, up to a total of $5.0 million. Based on the closing market value of our stock on December 31, 2008, $10.36, we would be required to pay a total of $6.8 million, which would be recorded as a reduction of additional paid in capital.

In connection with our acquisition of Multi-Vision, we may be required to pay an additional $1.0 million pursuant to holdback provisions which are scheduled to end on October 31, 2009. This amount is payable in stock or cash solely at our discretion. If paid in stock, the number of shares payable is based on a formula, as defined in the share purchase agreement, which will approximate our stock price at that time.

6.	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill during the three months ended December 31, 2008, are as follows (table in thousands):

Balance as of September 30, 2008	$1,655,773
Goodwill acquired — SNAPin	125,483
Other purchase accounting adjustments	18,189
Effect of foreign currency translation	(10,421)

Balance as of December 31, 2008	$1,789,024

Goodwill adjustments recorded during the three months ended December 31, 2008 consisted primarily of the following increases: $18.7 million of additional purchase price upon our election to treat our acquisition of eScription as an asset purchase under provisions contained in the Internal Revenue Code of 1986, as amended, $7.3 million related to the estimated fair value of contingent liabilities assumed in connection with our acquisition of Viecore and $4.6 million related to the recording of escrow shares in connection with our acquisitions of Commissure and Vocada. These increases to goodwill were partially offset by a $9.7 million reversal of assumed deferred tax liabilities as a result of our election to treat eScription as an asset purchase and a $2.2 million decrease in accrued transaction costs.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible assets consist of the following (table in thousands):

	At December 31, 2008
	Gross Carrying	Accumulated	Net Carrying	Weighted Average
	Amount	Amortization	Amount	Remaining Life
				(Years)

Customer relationships	$521,333	$(108,503)	$412,830	7.4
Technology and patents	282,490	(62,477)	220,013	13.1
Tradenames and trademarks	9,528	(3,920)	5,608	6.0
Non-compete agreements	5,668	(1,731)	3,937	3.0

Subtotal	819,019	(176,631)	642,388
Tradename, indefinite life	27,800	—	27,800	n/a

Total	$846,819	$(176,631)	$670,188

Estimated amortization expense for intangible assets for each succeeding year is as follows (table in thousands):

		Other
	Cost of	Operating
Year Ending September 30,	Revenue	Expenses	Total

2009 (January 1, 2009 to September 30, 2009)	$27,854	$55,560	$83,414
2010	35,271	70,715	105,986
2011	34,119	64,842	98,961
2012	30,531	56,992	87,523
2013	25,609	48,769	74,378
2014	18,996	43,510	62,506
Thereafter	47,633	81,987	129,620

Total	$220,013	$422,375	$642,388

In December 2008, we acquired a speech-related patent portfolio from a third party and a royalty free paid-up perpetual license providing us with access to and use of the party’s speech-related source code for an aggregate purchase price of $50 million. The weighted average useful life related to these acquired assets is 8.7 years. At the same time, we entered into an arrangement to procure the services of certain engineers to support the integration of the acquired technology into our products. We agreed to pay an additional license fee of up to $20 million if certain revenue growth targets are met in calendar 2009. Any additional license fee is payable in cash or stock at our sole discretion on March 1, 2010. As of December 31, 2008, we have not recorded any obligation relative to these additional license fees.

7.	Financial Instruments and Hedging Activities

We use financial instruments to manage our interest rates and foreign exchange risk. We follow SFAS 133, as amended by SFAS 138, Accounting for Derivative Instruments and Hedging Activities, for certain designated forward contracts and interest rate swaps.

Interest Rate Swap Agreements

In conjunction with the $355 million term loan entered into on March 31, 2006, we entered into a $100 million interest rate swap. During the three months ended December 31, 2008, we entered into two additional interest rate swaps. On December 31, 2008, we held three interest rate swap agreements, all of which have been designated as cash flow hedges. These swaps have an aggregate notional amount of $300 million, interest rates ranging from 2.09% to 5.19% and expire in March 2009, October 2010 and November 2010, respectively. There are aggregate cumulative unrealized losses of $5.1 million and $0.9 million as of December 31, 2008 and September 30, 2008, respectively, related to these interest swap agreements. These unrealized losses are included in other current and long-term liabilities in our balance sheets with the offset recorded in other comprehensive income (loss).

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Forward Currency Contracts Designated as Cash Flow Hedges

On December 31, 2008, we entered into foreign currency contracts to hedge exposure on the variability of cash flows in Canadian dollars. These contracts are designated as cash flow hedges and have an aggregate notional amount of 22.4 million Canadian Dollars. The contracts settle each month starting February 11, 2009 through September 11, 2009. There were no cumulative gains or losses as of December 31, 2008.

Other Derivative Activities

We also have foreign currency contracts that are not designated as hedges under SFAS 133. Changes in fair value of foreign currency contracts not qualifying as hedges are reported in net earnings as part of other income (expense), net. During the three months ended December 31, 2008, we entered into foreign currency forward contracts to offset foreign currency exposure on the deferred acquisition payment of €44.3 million related to our acquisition of PSRS, resulting in a gain of $8.1 million which is recorded in other income (expense), net in the accompanying statements of operations. The foreign currency contracts mature on September 21, 2009.

8.	Fair Value Measures

We adopted the provisions of SFAS 157 Fair Value Measurements on October 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. Fair value is defined as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Valuation techniques must maximize the use of observable inputs and minimize the use of unobservable inputs.

SFAS 157 establishes a value hierarchy based on three levels of inputs, of which the first two are considered observable and the third is considered unobservable:

•	Level 1. Quoted prices for identical assets or liabilities in active markets which we can access.

•	Level 2. Observable inputs other than those described as Level 1.

•	Level 3. Unobservable inputs.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2008 consisted of (table in thousands):

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Assets:
Money Market(a)	$131,185	$—	$—	$131,185
US government agency securities(a)	50,136	—	—	50,136
Foreign currency exchange contracts(b)	—	62,449	—	62,449

Total assets at fair value	$181,321	$62,449	$—	$243,770

Liabilities:
Interest rate swaps(c)	$—	$5,097	$—	$5,097

Total liabilities at fair value	$—	$5,097	$—	$5,097

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Money market funds and US government agency securities are valued at quoted market prices in active markets.

(b)

The fair value of our foreign currency exchange contracts are based on observable inputs for similar derivative instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable.

(c)	The fair value of interest rate swaps are based on our current settlement values.

Items Measured at Fair Value on a Nonrecurring Basis

Certain assets, including our cost-method investments, are measured at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. We did not record any impairment charges for these assets during the three months ending December 31, 2008.

9.	Inventories

Inventories, net of allowances, consist of (table in thousands):

	December 31,	September 30,
	2008	2008

Components and parts	$5,147	$4,429
Inventory at customers	1,440	1,585
Finished products	1,310	1,138

Total	$7,897	$7,152

10.	Accrued Expenses and Other Current Liabilities

Accrued expenses consist of (table in thousands):

	December 31,	September 30,
	2008	2008

Compensation	$43,097	$45,316
Sales and marketing incentives	4,988	16,047
Professional fees	7,743	8,574
Acquisition costs and liabilities	4,779	5,009
Income taxes payable	10,503	4,705
Other	38,492	22,448

Total	$109,602	$102,099

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Accrued Business Combination Costs

Activity related to accrued business combination costs for the three months ended December 31, 2008, is as follows (table in thousands):

	Facilities	Personnel	Total

Balance at September 30, 2008	$41,178	$—	$41,178
Charged to restructuring and other expense	87	—	87
Imputed interest expense	462	—	462
Charged to goodwill	(527)	1,529	1,002
Cash payments, net of sublease receipts	(2,664)	62	(2,602)

Balance at December 31, 2008	$38,536	$1,591	$40,127

During the three months ended December 31, 2008, we recorded a $1.0 million increase in goodwill, consisting of $1.9 million related to the elimination of personnel and facility in Austria in connection with our acquisition of PSRS, offset by $0.9 million reduction in accrued business combination costs due to a change in the estimate of sublease income associated with a facility we assumed as part of the eScription acquisition.

Accrued business combination costs are presented on the balance sheets as follows (table in thousands):

	December 31,	September 30,
	2008	2008

Reported as:
Current	$10,620	$9,166
Long-term	29,507	32,012

Total	$40,127	$41,178

12.	Restructuring and Other Charges (Credits), net

In the first quarter of fiscal 2009, we recorded charges of $2.1 million, of which $2.0 million related to the elimination of approximately 80 personnel across multiple functions within our company and the remaining amount related to adjustments to fiscal 2008 restructuring programs based on actual payments.

Activity relating to restructuring and other charges (credit), net for the three months ended December 31, 2008 was as follows (table in thousands):

	Personnel	Facilities	Other	Total

Balance at September 30, 2008	$366	$759	$1,393	$2,518
Restructuring and other charges	1,990	26	(5)	2,011
Cash payments	(1,256)	(190)	(1,388)	(2,834)

Balance at December 31, 2008	$1,100	$595	$—	$1,695

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Credit Facilities and Debt

Our borrowing obligations were comprised of (table in thousands):

	December 31,	September 30,
	2008	2008

Expanded 2006 Credit Facility	$655,288	$656,963
2.75% Convertible Debentures (net of unamortized debt discount of $6.0 million and $6.3 million, respectively)	243,973	243,699
Obligations under capital leases	293	489
Other	115	39

Total long-term debt	899,669	901,190
Less: current portion	6,944	7,006

Non-current portion of long-term debt	$892,725	$894,184

Expanded 2006 Credit Facility

We have a credit facility which consists of a $75 million revolving credit line, reduced by outstanding letters of credit, a $355 million term loan entered into on March 31, 2006, a $90 million term loan entered into on April 5, 2007 and a $225 million term loan entered into on August 24, 2007 (the “Expanded 2006 Credit Facility”). The term loans are due March 2013 and the revolving credit line is due March 2012. As of December 31, 2008, there were $16.8 million of letters of credit issued under the revolving credit line and there were no other outstanding borrowings under the revolving credit line. As of December 31, 2008, we are in compliance with the covenants under the Expanded 2006 Credit Facility.

As of December 31, 2008, based on our leverage ratio, the applicable margin for our term loan was 1.00% for base rate borrowings and 2.00% for LIBOR-based borrowings. This results in an effective interest rate of 3.44%. No payments under the excess cash flow sweep provision were due in the first quarter of fiscal 2009 as no excess cash flow, as defined, was generated in fiscal 2008. At the current time, we are unable to predict the amount of the outstanding principal, if any, that we may be required to repay in future fiscal years pursuant to the excess cash flow sweep provisions. If only the baseline repayments are made, the annual aggregate principal amount of the term loans repaid would be as follows (table in thousands):

Year Ending September 30,	Amount

2009 (January 1, 2009 to September 30, 2009)	$5,025
2010	6,700
2011	6,700
2012	6,700
2013 (maturity)	630,163

Total	$655,288

2.75% Convertible Debentures

On August 13, 2007, we issued $250 million of 2.75% convertible senior debentures due in August 2027. As of December 31, 2008, no conversion triggers were met. If the conversion triggers were met, we could be required to repay all or some of the principal amount in cash prior to maturity.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Net Income (Loss) Per Share

Common equivalent shares are excluded from the computation of diluted net income (loss) per share if their effect is anti-dilutive. Potentially dilutive common equivalent shares aggregating to 18.8 million shares and 24.9 million shares for the three months ended December 31, 2008 and 2007, respectively, have been excluded from the computation of diluted net loss per share because their inclusion would be anti-dilutive.

15.	Share-Based Payments

The consolidated statements of operations includes the following share-based payments (table in thousands):

	Three Months Ended
	December 31,
	2008	2007

Cost of revenue — product and licensing	$2	$4
Cost of revenue — professional services, subscription and hosting	1,780	1,604
Cost of revenue — maintenance and support	150	326
Research and development	2,690	3,584
Sales and marketing	7,331	5,040
General and administrative	5,034	4,617

Total	$16,987	$15,175

Stock Options

The table below summarizes stock option activity for the three months ended December 31, 2008:

		Weighted	Weighted Average
	Number of	Average	Remaining	Aggregate
	Shares	Exercise Price	Contractual Term	Intrinsic Value(1)

Outstanding at September 30, 2008	14,996,514	$7.47
Assumed in acquisition of SNAPin	1,258,708	$3.48
Granted	—	—
Exercised	(301,638)	$2.44
Forfeited	(758,370)	$17.15
Expired	(90,993)	$10.33

Outstanding at December 31, 2008	15,104,221	$6.74	4.4 years	$68.6 million

Exercisable at December 31, 2008	11,246,958	$5.45	3.9 years	$59.9 million

Exercisable at December 31, 2007	11,123,315	$4.48	4.5 years	$157.9 million

(1)	Aggregate intrinsic value was calculated based on the positive difference between the closing market value of our common stock on December 31, 2008 ($10.36) and the exercise price of the underlying options.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2008, the total unamortized fair value of stock options was $35.6 million with a weighted average remaining recognition period of 1.8 years. A summary of weighted-average grant-date (including assumed options) fair value and intrinsic value of stock options exercised is as follows:

	Three Months Ended
	December 31,
	2008	2007

Weighted-average grant-date fair value per share	$13.78	$9.38
Total intrinsic value of stock options exercised (in millions)	$2.17	$11.02

We use the Black-Scholes option pricing model to calculate the grant-date fair value of options. The fair value of options granted and unvested options assumed from acquisition during the three months ended December 31, 2008 and 2007 were calculated using the following weighted-average assumptions:

	Three Months Ended
	December 31,
	2008	2007

Dividend yield	0.0%	0.0%
Expected volatility	58.1%	50.1%
Average risk-free interest rate	3.1%	4.3%
Expected term (in years)	6.2	4.8

Restricted Awards

Restricted stock units are not included in issued and outstanding common stock until the shares are vested and released. The table below summarizes activity relating to restricted units for the three months ended December 31, 2008:

	Number of Shares	Number of Shares
	Underlying	Underlying
	Restricted Stock	Restricted Stock
	Units —	Units — Time Based
	Contingent Awards	Awards

Outstanding at September 30, 2008	2,414,524	6,857,524
Assumed in acquisition of SNAPin	—	299,446
Granted	390,667	1,338,943
Vested and released	(180,283)	(1,171,340)
Forfeited	(509,374)	(549,883)

Outstanding at December 31, 2008	2,115,534	6,774,690

Weighted average remaining contractual term of outstanding restricted stock units	1.4 years	1.4 years
Aggregate intrinsic value of outstanding restricted stock units	$21.9 million	$70.2 million
Restricted stock units vested and expected to vest	1,851,420	6,005,639

Weighted average remaining contractual term of restricted stock units vested and expected to vest	1.4 years	1.3 years
Aggregate intrinsic value of restricted stock units vested and expected to vest(1)	$19.2 million	$62.2 million

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)

Aggregate intrinsic value was calculated based on the positive difference between the closing market value of our common stock on December 31, 2008 ($10.36) and the purchase price of the underlying restricted stock units.

As of December 31, 2008, unearned share-based payment expense related to unvested restricted stock units is $103.2 million, which will, based on expectations of future performance vesting criteria, where applicable, be recognized over a weighted-average period of 1.8 years. A summary of weighted-average grant-date fair value, including those assumed in respective periods, and intrinsic value of restricted stock units vested is as follows:

	Three Months Ended
	December 31,
	2008	2007

Weighted-average grant-date fair value per share	$9.59	$19.32
Total intrinsic value of shares vested (in millions)	$13.60	$19.94

Restricted stock is included in the issued and outstanding common stock at the date of grant. The table below summarizes activity relating to restricted stock for the three months ended December 31, 2008:

	Number of Shares	Weighted Average
	Underlying	Grant Date
	Restricted Stock	Fair Value

Outstanding at September 30, 2008	625,070	$10.90
Granted	—	—
Vested	(70)	$8.12
Forfeited	—	—

Outstanding at December 31, 2008	625,000	$10.90

As of December 31, 2008, unearned share-based payment expense related to unvested restricted stock is $1.0 million, which will, based on expectations of future performance vesting criteria, when applicable, be recognized over a weighted-average period of 0.6 years. A summary of weighted-average grant-date fair value and intrinsic value of restricted stock vested is as follows:

	Three Months Ended
	December 31,
	2008	2007

Weighted-average grant-date fair value per share	n/a	n/a
Total intrinsic value of shares vested (in millions)	$0.01	$15.31

16.	Pension and Other Post-retirement Benefit Plans

The net periodic benefit cost associated with pension and other post-retirement plans for the three months ended December 31, 2008 and 2007 was composed of (table in thousands):

	Pension Benefits		Other Benefits
	2008	2007	2008	2007

Interest cost	279	333	10	10
Expected return on plan assets	(252)	(399)	—	—
Amortization of unrecognized gain	11	(11)	(10)	(10)

Net period benefit cost	$38	$(77)	$—	$—

18

NUANCE COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Income Taxes

The effective tax rate was (89.7%) and (42.6%) for the three months ended December 31, 2008 and 2007, respectively. The change in the effective tax rate primarily relates to a tax provision charge resulting from an asset purchase tax election made in connection with the eScription acquisition.

The income tax provision of $11.6 million for the quarter ended December 31, 2008 includes foreign and state income tax provisions. No tax benefit has been recognized for the U.S. losses as realization is not more likely than not. Included in the tax provision is a charge related to the reversal of an $8.0 million tax benefit recorded in the fourth quarter of fiscal 2008. This benefit related to a Massachusetts tax law change, which was previously required to be recorded when the eScription acquisition was treated as a stock purchase and is now reversed as a result of the asset purchase election.

At December 31, 2008 and September 30, 2008, the liability for income taxes associated with uncertain tax positions was $2.7 million. Included in the liability is approximately $0.8 million of unrecognized tax benefits, which if recognized, would impact the effective tax rate. The difference between the total amount of unrecognized tax benefits and the amount that would impact the effective tax rate consists of items that would be offset through goodwill. The Company does not expect a significant change in the amount of unrecognized tax benefits within the next 12 months.

As of December 31, 2008, we had cumulatively accrued $0.4 million of interest and penalties related to uncertain tax positions. Interest and penalties included in the provision for income taxes were not material in all periods presented.

18.	Commitments and Contingencies

Operating Leases

Gross future minimum payments under non-cancelable operating leases on December 31, 2008 (table in thousands):

			Other
			Contractual
	Operating	Leases Under	Obligations
Year Ending September 30,	Leases	Restructuring	Assumed	Total

2009 (January 1, 2008 to September 30, 2008)	$12,496	$2,045	$10,301	$24,842
2010	15,073	1,791	14,186	31,050
2011	13,703	1,031	14,733	29,467
2012	12,640	600	13,172	26,412
2013	11,867	313	3,102	15,282
2014	9,640	—	4,703	14,343
Thereafter	21,162	—	7,916	29,078

Total	$96,581	$5,780	$68,113	$170,474

At December 31, 2008, we had subleased certain office space included in the above table to third parties. Total sub-lease income under contractual terms is $22.8 million and ranges from approximately $1.7 million to $4.6 million on an annual basis through February 2016.

Litigation and Other Claims

We have, from time to time, been notified of claims that we may be infringing, or contributing to the infringement of, the intellectual property rights of others. These claims have been referred to counsel, and they are in various stages of evaluation and negotiation. If it appears necessary or desirable, we may seek licenses for these intellectual property rights. There is no assurance that licenses will be offered by all claimants, that the terms of any offered licenses will be acceptable to us or that in all cases the dispute will be resolved without litigation, which may be time consuming and expensive, and may require us to pay damages.

19

NUANCE COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In August 2001, the first of a number of complaints was filed in the United States District Court for the Southern District of New York, on behalf of a purported class of persons who purchased former Nuance Communications, Inc., which we acquired in September 2005, stock between April 12, 2000 and December 6, 2000. Those complaints have been consolidated into one action. The complaint generally alleges that various investment bank underwriters engaged in improper and undisclosed activities related to the allocation of shares in Former Nuance’s initial public offering of securities. The complaint makes claims for violation of several provisions of the federal securities laws against those underwriters, and also against Former Nuance and some of the Former Nuance’s directors and officers. Similar lawsuits, concerning more than 250 other companies’ initial public offerings, were filed in 2001. In February 2003, the Court denied a motion to dismiss with respect to the claims against Former Nuance. In the third quarter of 2003, a proposed settlement in principle was reached among the plaintiffs, issuer defendants (including Former Nuance) and the issuers’ insurance carriers. The settlement called for the dismissal and release of claims against the issuer defendants, including Former Nuance, in exchange for a contingent payment to be paid, if necessary, by the issuer defendants’ insurance carriers and an assignment of certain claims. The settlement was not expected to have any material impact upon the Company, as payments, if any, were expected to be made by insurance carriers, rather than by the Company. On December 5, 2006, the Court of Appeals for the Second Circuit reversed the Court’s order certifying a class in several “test cases” that had been selected by the underwriter defendants and plaintiffs in the coordinated proceeding. The plaintiffs petitioned the Second Circuit for rehearing of the Second Circuit’s decision, however, on April 6, 2007, the Second Circuit denied the petition for rehearing. At a status conference on April 23, 2007, the district court suggested that the issuers’ settlement could not be approved in its present form, given the Second Circuit’s ruling. On June 25, 2007 the district court issued an order terminating the settlement agreement. The plaintiffs in the case have since filed amended master allegations and amended complaints. On March 26, 2008, the Court largely denied the defendant’s motion to dismiss the amended complaints. We intend to defend the litigation vigorously and believe we have meritorious defenses to the claims against Former Nuance.

We believe the final outcome of the above litigation matter will not have a material adverse effect on our financial position and results of operations. However, even if our defense is successful, the litigation could require significant management time and will be costly. Should we not prevail, our operating results, financial position and cash flows could be adversely impacted.

Guarantees and Other

We include indemnification provisions in the contracts we enter into with customers and business partners. Generally, these provisions require us to defend claims arising out of our products’ infringement of third-party intellectual property rights, breach of contractual obligations and/or unlawful or otherwise culpable conduct. The indemnity obligations generally cover damages, costs and attorneys’ fees arising out of such claims. In most, but not all, cases, our total liability under such provisions is limited to either the value of the contract or a specified, agreed upon amount. In some cases our total liability under such provisions is unlimited. In many, but not all, cases, the term of the indemnity provision is perpetual. While the maximum potential amount of future payments we could be required to make under all the indemnification provisions is unlimited, we believe the estimated fair value of these provisions is minimal due to the low frequency with which these provisions have been triggered.

We indemnify our directors and officers to the fullest extent permitted by law. These agreements, among other things, indemnify directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by such persons in their capacity as a director or officer of the company, regardless of whether the individual is serving in any such capacity at the time the liability or expense is incurred. Additionally, in connection with certain acquisitions we have agreed to indemnify the former officers and members of the boards of directors of those companies, on similar terms as described above, for a period of six years from the acquisition date. In certain cases we purchase director and officer insurance policies related to these obligations, which fully cover the six year periods. To the extent that we do not purchase a director and officer insurance policy for the full period of any contractual indemnification, we would be required to pay for costs incurred, if any, as described above.

20

NUANCE COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2008, we had $4.7 million of non-cancelable purchase commitments for inventory to fulfill customers’ orders in backlog.

19.	Segment and Geographic Information and Significant Customers

We follow the provisions of SFAS 131, Disclosures About Segments of an Enterprise and Related Information, which establishes standards for reporting information about operating segments. SFAS 131 also established standards for disclosures about products, services and geographic areas. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our chief executive officer.

We have several groups that oversee the core markets where we conduct business. Beginning in fiscal 2009, these groups were referred to as Mobile-Enterprise, Healthcare-Dictation, and Imaging. Each of these groups has a president who has direct responsibility and oversight relating to go-to-market strategies and plans, product management and product marketing activities. These groups do not directly manage centralized or shared resources or the allocation decisions regarding the activities related to these functions, which include sales and sales operations, certain research and development initiatives, business development and all general and administrative activities. The chief executive officer directly oversees each of the presidents, as well as each of the functions that provide the shared and centralized activities noted above. To manage the business, allocate resources and assess performance, the primary information used by the chief operating decision maker are revenue data by market, consolidated gross margins and consolidated operating margins. Based on our review, we have determined that we operate in one segment.

Revenue attributable to these groups was as follows (table in thousands):

	Three Months Ended
	December 31,
	2008	2007

Mobile-Enterprise	$99,834	$98,325
Healthcare-Dictation	99,968	77,421
Imaging	17,032	19,278

Total	$216,834	$195,024

No country outside of the United States composed greater than 10% of our total revenue. Revenue, classified by the major geographic areas in which our customers are located, was as follows (table in thousands):

	Three Months Ended
	December 31,
	2008	2007

United States	$167,432	$140,101
International	49,402	54,923

Total	$216,834	$195,024

21

NUANCE COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Our long-lived assets, including intangible assets and goodwill, were located as follows (table in thousands):

	December 31,	September 30,
	2008	2008

United States	$2,303,287	$2,066,106
International	248,340	264,810

Total	$2,551,627	$2,330,916

The increase in long-lived assets in the United States is due to the acquisition of SNAPin and the decrease in long-lived assets in International is a result of foreign currency translation adjustments due to the U.S. dollar strengthening against certain of our subsidiaries’ functional currencies.

20.	Related Parties

A member of our Board of Directors is also a partner at Wilson Sonsini Goodrich & Rosati, Professional Corporation, a law firm that provides services to us. These services may from time-to-time include contingent fee arrangements. For the three months ended December 31, 2008, we paid $0.2 million to this firm for professional services. As of December 31, 2008 and September 30, 2008, we had $5.5 million and $2.6 million, respectively, included in accounts payable and accrued expenses to this firm.

Two members of our Board of Directors are employees of Warburg Pincus. On January 29, 2009, we consummated a stock purchase agreement with Warburg Pincus. Including the January 2009 stock purchase, agreement, Warburg Pincus beneficially owns 26% of our common stock. See Note 21 for further information.

21.	Subsequent Event

On January 13, 2009, we entered into a Purchase Agreement (the “Purchase Agreement”) by and among us, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners L.P. (together, “Warburg Pincus”), pursuant to which Warburg Pincus agreed to purchase, and we agreed to sell, 17,395,626 shares of our common stock at a purchase price of $10.06 per share and warrants to purchase 3,862,422 shares of our common stock for an aggregate purchase price of $175.2 million. The warrants have an exercise price of $11.57 and a term of four years. On January 29, 2009, the sale of the shares and the warrants pursuant to the Purchase Agreement was completed.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis is intended to help you understand the results of operations and financial condition of our business. Management’s Discussion and Analysis is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and related notes thereto included elsewhere in this Quarterly Report on Form 10-Q and the Management’s Discussion and Analysis included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

FORWARD LOOKING STATEMENTS

This Quarterly Report contains forward-looking statements, including predictions regarding:

•	our future revenue, cost of revenue, research and development expenses, selling, general and administrative expenses, amortization of other intangible assets and gross margin;

•	our strategy relating to our core markets;

•	the potential of future product releases;

•	our product development plans and investments in research and development;

•	future acquisitions, and anticipated benefits from pending and prior acquisitions;

•	international operations and localized versions of our products; and

•	legal proceedings and litigation matters.

You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue” or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described in Item 1A — “Risk Factors” and elsewhere in this Quarterly Report.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Quarterly Report. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

OVERVIEW

Nuance Communications, Inc. is a leading provider of speech, imaging and keypad solutions for businesses, organizations and consumers around the world. Our technologies, applications and services make the user experience more compelling by transforming the way people interact with information and how they create, share and use documents. Our solutions are used every day by millions of people and thousands of businesses for tasks and services such as requesting account information from a phone-based self-service solution, dictating records, searching the mobile web by voice, entering a destination into a navigation system, or working with PDF documents. Our solutions help make these interactions, tasks and experiences more productive, compelling and efficient.

We have three groups which address our core markets:

•	Mobile-Enterprise. We deliver a portfolio of solutions that improve the experience of customer communications, mobile interactions and personal productivity. Combining our expertise in enterprise and mobile solutions allows us to help consumers, businesses and manufacturers more effectively utilize mobile devices for accessing an array of content, services and capabilities. Our enterprise solutions help automate a wide range of customer services and business processes in a variety of information and process-intensive vertical markets such as telecommunications, financial services, utilities, travel and entertainment, and government. Our mobile solutions add voice control and texting capabilities to mobile devices and services, allowing people to more easily dial a mobile phone, enter destination information into an automotive navigation system, dictate a text message or have emails and screen information read aloud.

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•	Healthcare-Dictation. Our healthcare solutions comprise a portfolio of speech-driven clinical documentation and communication solutions that help healthcare provider organizations to reduce operating costs, increase reimbursement, and enhance patient care and safety. Our solutions automate the input and management of medical information and are used by many of the largest hospitals in the United States. We offer a variety of different solutions and deployment options to address the specific requirements of different healthcare provider organizations. Our Dragon products help people and businesses increase productivity by using speech to create documents, streamline repetitive and complex tasks, input data, complete forms and automate manual transcription processes. Our Dragon Medical solution is a desktop application that provides front-end speech recognition for smaller groups of physicians and clinicians to create and navigate medical records.

•	Imaging. Our PDF and document imaging solutions reduce the time and cost associated with creating, using and sharing documents. Our solutions benefit from the widespread adoption of the PDF format and the increasing demand for networked solutions for managing electronic documents. Our solutions are used by millions of professionals and within large enterprises.

We leverage our global professional services organization and our network of partners to design and deploy innovative solutions for businesses and organizations around the globe. We market and distribute our products in directly through a global network of resellers, including system integrators, independent software vendors, value-added resellers, hardware vendors, telecommunications carriers and distributors, and also sell directly through a dedicated sales force and through our e-commerce website.

We have built a world-class portfolio of intellectual property, technologies, applications and solutions through both internal development and acquisitions. We expect to continue to pursue opportunities to broaden these assets and expand our customer base through acquisitions. On October 1, 2008, we acquired SNAPin Software, Inc., a developer of self service software for mobile devices. The SNAPin acquisition enhances our ability to deliver innovative, highly scalable mobile customer care solutions that improve the way mobile operators and enterprises interact with consumers in real-time on mobile devices.

Confronted by dramatic increases in electronic information, consumers, business personnel and healthcare professionals must use a variety of resources to retrieve information, transcribe patient records, conduct transactions and perform other job-related functions. We believe that the power of our solutions can transform the way people use the Internet, telecommunications systems, electronic medical records, wireless and mobile networks and related corporate infrastructure to conduct business.

CRITICAL ACCOUNTING POLICIES

Generally accepted accounting principles in the United States (“GAAP”) require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, in particular those related to: revenue recognition; the costs to complete the development of custom software applications; bad debt and other sales allowances; accounting for patent legal defense costs; the valuation of goodwill, other intangible assets and tangible long-lived assets; estimates used in the accounting for acquisitions; assumptions used in valuing stock-based compensation instruments; judgment with respect to interest rate swaps and foreign currency exchange contracts which are characterized as derivative instruments; evaluating loss contingencies; inputs used to measure fair value; and valuation allowances for deferred tax assets. Actual amounts could differ significantly from these estimates. Our management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the amounts of revenue and expenses that are not readily apparent from other sources.

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Additional information about these critical accounting policies may be found in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008. We made no material changes to the significant accounting policies disclosed in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008, other than our adoption of Financial Accounting Standards Board Statement No. 157, Fair Value Measurements and related FASB staff positions.

SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques must maximize the use of observable inputs and minimize the use of unobservable inputs. At December 31, 2008 we reported our money market funds and US government agency securities at quoted market prices in active markets. We valued our foreign exchange contracts based on observable inputs for similar derivative instruments in active markets of quoted prices for identical of similar instruments in markets that are not active or are directly or indirectly unobservable. We valued our interest rate swaps based on our current settlement values. Certain assets, including our cost-method investments, are measured at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. We did not record any impairment charges for these assets during the three months ending December 31, 2008.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2008, the Emerging Issues Task Force issued EITF 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. It provides guidance in assessing whether these instruments are indexed to our own stock, and therefore whether to account for the instruments under SFAS 133, Accounting For Derivative Instruments and Hedging Activities and/or EITF 00-19, Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. We are evaluating the potential impact of EITF 07-5.

In May 2008, the FASB issued Staff Position No. 14-1, Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion. This FSP requires us to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects our nonconvertible debt borrowing rate. FSP 14-1 will significantly affect the accounting for convertible debt instruments that require or permit settlement in cash and/or shares at the issuer’s option. FSP 14-1 is effective for fiscal years beginning after December 15, 2008 and may not be adopted early. FSP 14-1 must be applied retrospectively to all periods presented. We are evaluating the potential impact of FSP 14-1.

In April 2008, the FASB issued FSP 142-3 Determination of the Useful Life of Intangible Assets. It amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This FSP is intended to improve consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141 and other standards. FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and may not be adopted early. We are evaluating the potential impact of FSP 142-3.

In February 2008, the FASB issued Staff Position 157-2, Effective Date of FASB Statement No. 157. FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This FSP will be effective in the first quarter of fiscal 2010. We believe FSP 157-2 will not have a material impact on our financial statements.

In December 2007, the FASB issued SFAS 141R, Business Combinations. It changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and may not be adopted early.

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RESULTS OF OPERATIONS

The following table presents certain selected financial data as a percentage of total revenue:

	Three Months
	Ended December 31,
	2008	2007

Revenue:
Product and licensing	39.5%	50.2%
Professional services, subscription and hosting	41.5	32.0
Maintenance and support	19.0	17.8

Total revenue	100.0	100.0

Costs and expenses:
Cost of product and licensing	4.0	5.9
Cost of professional services, subscription and hosting	27.0	23.0
Cost of maintenance and support	3.3	3.8
Cost of revenue from amortization	3.7	2.6

Gross profit	62.0	64.7

Research and development	14.3	14.3
Sales and marketing	28.2	28.7
General and administrative	14.0	12.9
Amortization	8.0	5.9
Restructuring and other charges	1.0	1.1

Total operating expenses	65.5	62.9

Income (loss) from operations	(3.5)	1.8
Other expense, net	(2.5)	(7.3)

Loss before income taxes	(6.0)	(5.5)
Provision for income taxes	5.3	2.4

Net loss	(11.3)%	(7.9)%

Total Revenue

The following tables show total revenue from the groups that serve our core markets and revenue by geographic location, based on the location of our customers, in dollars and percentage change (dollars in millions):

	Three Months Ended December 31,		Dollar	Percent
	2008	2007	Change	Change

Mobile-Enterprise	$99.8	$98.3	$1.5	1.5%
Healthcare-Dictation	100.0	77.4	22.6	29.2%
Imaging	17.0	19.3	(2.3)	(11.9)%

Total Revenue	$216.8	$195.0	$21.8	11.2%

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	Three Months Ended December 31,		Dollar	Percent
	2008	2007	Change	Change

United States	$167.4	$140.1	$27.3	19.5%
International	49.4	54.9	(5.5)	(10.0)%

Total Revenue	$216.8	$195.0	$21.8	11.2%

The increase in total revenue was driven by a combination of organic growth and contributions from acquisitions. Healthcare-Dictation revenue increased $22.6 million, primarily due to contributions from our acquisition of eScription. Imaging revenue decreased $2.3 million due to a decline in Windows-based software sales and a general decline in corporate spending.

Based on the location of the customers, the geographic split for the three months ended December 31, 2008 was 77% of total revenue in the United States and 23% internationally as compared to 72% of total revenue in the United States and 28% internationally for the same period last year. The increase in proportion of revenue generated in the United States was primarily due to contributions from our acquisitions of Viecore and eScription. The decrease in International revenue was primarily due to a weaker Euro as well as decreased volume with our European enterprise business.

Product and Licensing Revenue

Product and licensing revenue primarily consists of sales and licenses of our technology. The following table shows product and licensing revenue, in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended December 31,		Dollar	Percent
	2008	2007	Change	Change

Product and licensing revenue	$85.6	$97.9	$(12.3)	(12.6)%

As a percentage of total revenue	39.5%	50.2%

The decrease in product and licensing revenue for the three months ended December 31, 2008, as compared to the same period last year, consisted of an $11.4 million decrease in the volume of mobile-enterprise licenses, which was partially offset by a $1.6 million increase from Healthcare-Dictation revenue primarily due to contributions from PSRS. Additionally, there was a $2.6 million decrease in imaging revenue due to a decline in Windows-based software sales and a general decline in corporate spending. As a percentage of total revenue, product and licensing revenue decreased 10.7 percentage points primarily due to changes in revenue mix attributable to the accelerated growth in professional services, subscription and hosting revenue relative to product and licensing revenue.

Professional Services, Subscription and Hosting Revenue

Professional services revenue primarily consists of consulting, implementation and training services for speech customers. Subscription and hosting revenue primarily relates to delivering hosted, transcription and dictation services over a specified term, as well as self-service, on-demand offerings to carriers and enterprises. The following table shows professional services, subscription and hosting revenue, in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended December 31,		Dollar	Percent
	2008	2007	Change	Change

Professional services, subscription and hosting revenue	$90.2	$62.4	$27.8	44.6%

As a percentage of total revenue	41.5%	32.0%

The increase in professional services, subscription and hosting revenue for the three months ended December 31, 2008, as compared to the same period last year, consisted primarily of a $9.7 million increase in Mobile-Enterprise revenue, including contributions from our acquisition of Viecore, and growth in our hosted, on-demand solutions. Additionally, there was an $18.1 million increase in Healthcare-Dictation revenue, including contributions from our acquisition of eScription and organic growth of our iChart transcription solution. The growth in these organic and acquired revenue streams outpaced the relative growth of our other revenue types, resulting in a 9.5 percentage point increase in professional services, subscription and hosting revenue as a percentage of total revenue.

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Maintenance and Support Revenue

Maintenance and support revenue primarily consists of technical support and maintenance services. The following table shows maintenance and support revenue, in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended December 31,		Dollar	Percent
	2008	2007	Change	Change

Maintenance and support revenue	$41.1	$34.7	$6.4	18.4%

As a percentage of total revenue	19.0%	17.8%

The increase in maintenance and support revenue for the three months ended December 31, 2008, as compared to the same period last year, consisted primarily of a $3.2 million increase in Mobile-Enterprise maintenance and support revenue, driven by a combination of organic growth and growth from our acquisition of Viecore, and a $2.9 million increase related to the expansion of the current installed based our Healthcare-Dictation solutions.

Cost of Product and Licensing Revenue

Cost of product and licensing revenue primarily consists of material and fulfillment costs, manufacturing and operations costs and third-party royalty expenses. The following table shows cost of product and licensing revenue, in absolute dollars and as a percentage of product and licensing revenue (dollars in millions):

	Three Months Ended December 31,		Dollar	Percent
	2008	2007	Change	Change

Cost of product and licensing revenue	$8.8	$11.6	$(2.8)	(24.1)%

As a percentage of product and licensing revenue	10.3%	11.8%

The decrease in cost of product and licensing revenue for the three months ended December 31, 2008, as compared to the same period last year, was due to a reduction in healthcare product costs of $2.1 million and lower costs related to our imaging and dictation products of $1.7 million, both as a direct result of lower product revenues. This decrease was partially offset by a $1.0 million increase in Mobile-Enterprise product costs related to a combination of organic growth and our acquisition of Viecore. Cost of product and licensing revenue decreased as a percentage of revenue due to a change in the revenue mix towards products with higher margins.

Cost of Professional Services, Subscription and Hosting Revenue

Cost of professional services, subscription and hosting revenue primarily consists of compensation for consulting personnel, outside consultants and overhead, as well as the hardware and communications fees that support our subscription and hosted solutions. The following table shows cost of professional services, subscription and hosting revenue, in absolute dollars and as a percentage of professional services, subscription and hosting revenue (dollars in millions):

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	Three Months Ended December 31,		Dollar	Percent
	2008	2007	Change	Change

Cost of professional services, subscription and hosting revenue	$58.5	$44.8	$13.7	30.6%

As a percentage of professional services, subscription and hosting revenue	64.9%	71.8%

The increase in cost of professional services, subscription and hosting revenue in the three months ended December 31, 2008, as compared to the same period last year, was primarily driven by an increase of $9.3 million from the acquisitions of Viecore and eScription. Organic revenue growth contributed an additional $4.4 million of increased costs. As a percentage of revenue, cost of product and licensing revenues decreased primarily due to faster growth in our higher margin hosted, on-demand solutions.

Cost of Maintenance and Support Revenue

Cost of maintenance and support revenue primarily consists of compensation for product support personnel and overhead. The following table shows cost of maintenance and support revenue, in absolute dollars and as a percentage of maintenance and support revenue (dollars in millions):

	Three Months Ended December 31,		Dollar	Percent
	2008	2007	Change	Change

Cost of maintenance and support revenue	$7.0	$7.4	$(0.4)	(5.4)%

As a percentage of maintenance and support revenue	17.2%	21.3%

The decrease in cost of maintenance and support revenue in the three months ended December 31, 2008, as compared to the same period last year, was primarily attributable to a $0.9 million reduction in healthcare contractor services, as well as a $0.2 million reduction in imaging related compensation expense. This was partially offset by a $0.7 million increase in Mobile-Enterprise related costs primarily attributable to our acquisition of Viecore. As a percentage of total revenue, the cost of maintenance and support revenues decreased primarily due to strong growth and effective cost controls in our core business.

Research and Development Expense

Research and development expense primarily consists of salaries, benefits and overhead relating to engineering staff. The following table shows research and development expense, in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended December 31,		Dollar	Percent
	2008	2007	Change	Change

Total research and development expense	$31.0	$27.8	$3.2	11.5%

As a percentage of total revenue	14.3%	14.3%

The increase in research and development expense in the three months ended December 31, 2008, as compared to the same period last year, was primarily attributable to the increased costs associated our growing research and development infrastructure. As a percentage of revenue, the cost of research and development remained constant as compared to the same period last year.

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Sales and Marketing Expense

Sales and marketing expense includes salaries and benefits, commissions, advertising, direct mail, public relations, tradeshow costs and other costs of marketing programs, travel expenses associated with our sales organization and overhead. The following table shows sales and marketing expense, in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended December 31,		Dollar	Percent
	2008	2007	Change	Change

Total sales and marketing expense	$61.2	$56.0	$5.2	9.3%

As a percentage of total revenue	28.2%	28.7%

The increase in sales and marketing expense in the three months ended December 31, 2008, as compared to the same period last year, was primarily attributable to a $4.8 million of increased compensation and other variable expenses, resulting from increased headcount and overall revenue growth. Sales and marketing expense as a percentage of revenue remained relatively flat compared to the same period last year.

General and Administrative Expense

General and administrative expense primarily consists of personnel costs, including overhead, for administration, finance, human resources, information systems, facilities and general management, fees for external professional advisors including accountants and attorneys, insurance, and provisions for doubtful accounts. The following table shows general and administrative expense, in absolute dollars and as a percentage of total revenue (dollars in millions):

	Three Months Ended December 31,		Dollar	Percent
	2008	2007	Change	Change

Total general and administrative expense	$30.3	$25.2	$5.1	20.2%

As a percentage of total revenue	14.0%	12.9%

The increase in general and administrative expense in the three months ended December 31, 2008, as compared to the same period last year, was primarily attributable to increased compensation costs due to higher headcount as a result of our fiscal 2008 and 2009 acquisitions, and increased legal and other professional services, primarily attributable to the acquisition and integration of PSRS.

Amortization of Intangible Assets

Amortization of acquired patents and core and completed technology are included in cost of revenue and the amortization of acquired customer and contractual relationships, non-compete agreements and acquired trade names and trademarks are included in operating expenses. Customer relationships are amortized on an accelerated basis based upon the pattern in which the economic benefit of customer relationships are being realized. Other identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. We evaluate these assets for impairment and for appropriateness of their remaining life on an ongoing basis. Amortization expense was recorded as follows (dollars in millions):

	Three Months Ended December 31,		Dollar	Percent
	2008	2007	Change	Change

Cost of Revenue	$8.0	$5.0	$3.0	60.0%
Operating Expenses	$17.3	$11.5	$5.8	50.4%

Total Amortization expense	$25.3	$16.5	$8.8	53.3%

As a percentage of total revenue	11.7%	5.9%

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The increase in amortization of intangible assets for the three months ended December 31, 2008, as compared to the same period last year, was primarily attributable to the amortization of acquired customer relationships from our acquisitions of eScription in May 2008 and PSRS in September 2008.

Restructuring and Other Charges (Credits), Net

In the first quarter of fiscal 2009, we recorded restructuring and other charges of $2.1 million, of which $2.0 million related to the elimination of approximately 80 personnel across multiple functions within our company and the remaining amount related to adjustments to fiscal 2008 restructuring programs based on actual payments.

The following table sets forth the accrual activity relating to personnel related restructuring and other charges for the three months ended December 31, 2008, as follows (dollars in millions):

	Personnel	Facilities	Other	Total

Balance at September 30, 2008	$0.4	$0.8	$1.4	$2.6
Restructuring and other charges	2.0	—	—	2.0
Cash payments	(1.3)	(0.2)	(1.4)	(2.9)

Balance at December 31, 2008	$1.1	$0.6	$—	$1.7

Other Income (Expense), Net

Other income (expense), consisted of (dollars in millions):

	Three Months
	Ended December 31,		Dollar	Percent
	2008	2007	Change	Change

Interest income	$1.4	$1.7	$(0.3)	(17.6)%
Interest expense	(13.2)	(15.3)	(2.1)	(13.7)%
Other income (expense), net	6.3	(0.6)	6.9	1150.0%

Total other income (expense), net	$(5.5)	$(14.2)	$(8.7)	(61.3)%

As a percentage of total revenue	(2.5)%	(7.3)%

During the three months ended December 31, 2008, we entered into foreign currency forward contracts to manage exposure on our Euro denominated deferred acquisition payment obligation of €44.3 million related to our acquisition of PSRS. The deferred acquisition payment is due on September 21, 2009. These foreign currency contracts are not designated as hedges under SFAS 133 and changes in fair value of these contracts are reported in net earnings as other income (expenses). For the three months ended December 31, 2008, we recorded $8.1 million as other income related to these contracts.

Provision for Income Taxes

The provision for income taxes and effective income tax rates were as follows (dollars in millions):

	Three Months
	Ended December 31,		Dollar	Percent
	2008	2007	Change	Change

Income tax provision	$11.6	$4.6	$7.0	152.2%

Effective income tax rate	(89.7)%	(42.6)%

The effective tax rate was (89.7%) and (42.6%) for the three months ended December 31, 2008 and December 31, 2007, respectively. The change in the effective tax rate primarily relates to a tax provision charge resulting from an asset purchase tax election made in connection with the eScription acquisition.

The income tax provision of $11.6 million for the quarter ended December 31, 2008 includes foreign and state income tax provisions. No tax benefit has been recognized for the U.S. losses as realization is not more likely than not. Included in the tax provision is a charge related to the reversal of an $8.0 million tax benefit recorded in the fourth quarter of fiscal 2008. This benefit related to a Massachusetts tax law change, which was previously required to be recorded when the eScription acquisition was treated as a stock purchase and is now reversed as a result of the asset purchase election.

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Valuation allowances have been established for the U.S. net deferred tax asset, which we believe do not meet the “more likely than not” realization criteria established by SFAS 109, Accounting for Income Taxes and that are not otherwise offset by deferred tax liabilities. Due to a history of cumulative losses in the United States, a full valuation allowance has been recorded against the net deferred assets of our U.S. entities. At December 31, 2008, we had a valuation allowance for U.S. net deferred tax assets of approximately $156.0 million. The U.S. net deferred tax assets is composed of tax assets primarily related to net operating loss carryforwards (resulting both from business combinations and from operations) and tax credits, offset by deferred tax liabilities primarily related to intangible assets. Certain of these intangible assets have indefinite lives, and the resulting deferred tax liability associated with these assets is not allowed as an offset to our deferred tax assets for purposes of determining the required amount of our valuation allowance.

Our establishment of new deferred tax assets requires the establishment of valuation allowances based upon the SFAS 109 “more likely than not” realization criteria. The establishment of a valuation allowance relating to operating activities is recorded as an increase to tax expense. The establishment of valuation allowance related to a business combination is recorded as an increase to goodwill. Our utilization of deferred tax assets that were acquired in a business combination (primarily net operating loss carryforwards) will require the reversal of the tax asset in accordance with the manner in which the deferred tax asset was originally recorded and will vary based upon the business combination whose deferred tax assets are being utilized.

The tax provision also includes state and foreign tax expense as determined on a legal entity and tax jurisdiction basis.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents totaled $239.4 million as of December 31, 2008, a decrease of $22.1 million compared to $261.5 million as of September 30, 2008. Our working capital was $59.9 million as of December 31, 2008, as compared to $133.5 million at the end of fiscal 2008. As of December 31, 2008, our total accumulated deficit was $259.7 million. We do not expect our retained deficit to impact our future ability to operate given our strong cash and operating cash flows position.

Cash provided by operating activities

Cash provided by operating activities for the three months ended December 31, 2008 was $80.8 million, an increase of $39.8 million, or 97%, as compared to net cash provided by operating activities of $41.0 million for the three months ended December 31, 2007. The increase was primarily driven by the following factors:

•	An increase in non-cash adjustments of $8.1 million primarily related to the increase in amortization expense and share-based payments offset by an unrealized gain on foreign currency contracts;

•	An increase in cash from deferred revenue of $11.1 million related to new business generated from the recently acquired PSRS business;

•	An increase in cash from accounts payable and accrued expenses of $39.1 million primarily attributable to timing of cash payments under our normal operating cycles; and

•	A decrease in cash of $9.1 million from prepaid expenses and other assets primarily driven by an increase in deferred project costs related to SNAPin and an increase in other prepaid expenses related to our normal operations.

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Cash used in investing activities

Cash used in investing activities for the three months ended December 31, 2008 was $96.1 million, an increase of $73.8 million, or 331%, as compared to net cash used in investing activities of $22.3 million for the three months ended December 31, 2007. The increase was primarily driven by the following factors:

•	An increase of $20.4 million in cash used related to acquisitions, primarily driven by an earnout payment of $40.2 million in connection with the BeVocal acquisition; and

•	A cash payment of $50.0 million to acquire a speech-related patent portfolio and a royalty free paid-up perpetual license to speech-related source code.

Cash provided by financing activities

Cash used in financing activities for the three months ended December 31, 2008 was $6.1 million, a change of $126.1 million, as compared to net cash provided by financing activities of $120.0 million for the three months ended December 31, 2007. The change was primarily driven by the following factors:

•	A $131.5 million decrease in cash proceeds from the sale of our common stock as compared to the three months ended December 31, 2007; and

•	A $6.2 million decrease in cash payments relating to cash paid to net share settle employee equity awards, due to a decrease in the number of restricted awards that vested in the three months ended December 31, 2008 as compared to the same period in 2007.

Credit Facilities and Debt

Expanded 2006 Credit Facility

As of December 31, 2008, $655.3 million remained outstanding under our term loan, there were $16.8 million of letters of credit issued under our revolving credit line and there were no other outstanding borrowings under our revolving credit line. As of December 31, 2008, we are in compliance with the covenants under the Expanded 2006 Credit Facility.

As of December 31, 2008, based on our leverage ratio, our applicable margin for the term loan was 1.00% for base rate borrowings and 2.00% for LIBOR-based borrowings. This results in an effective interest rate of 3.44%. No payment under the excess cash flow sweep provision were due in the first quarter of fiscal 2009 as there was no excess cash flow generated in fiscal 2008. At the current time, we are unable to predict the amount of the outstanding principal, if any, that we may be required to repay in future fiscal years pursuant to the excess cash flow sweep provisions. If only the baseline repayments are made, the annual aggregate principal amount of the term loans repaid would be as follows (table in thousands):

Year Ending September 30,	Amount

2009 (January 1, 2009 to September 30, 2009)	$5,025
2010	6,700
2011	6,700
2012	6,700
2013 (maturity)	630,163

Total	$655,288

2.75% Convertible Debentures

As of December 31, 2008, no conversion triggers were met. If the conversion triggers were met, we could be required to repay all or some of the principal amount in cash prior to maturity.

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Equity

On January 13, 2009, we entered into a purchase agreement with Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners L.P. (together “Warburg Pincus”), pursuant to which Warburg Pincus agreed to purchase, and we agreed to sell, 17,395,626 shares of our common stock at a purchase price of $10.06 per share and warrants to purchase 3,862,422 shares of our common stock for an aggregate purchase price of $175.2 million. The warrants have an exercise price of $11.57 and a term of four years. On January 29, 2009, the sale of the shares and the warrants pursuant to the purchase agreement was completed.

We believe cash and cash equivalents on hand, cash flows from future operations as well as the proceeds from the sale of common stock in January 2009 will be sufficient to meet our working capital and contractual obligations as they become due for the foreseeable future. We also believe that in the event future operating results are not as planned, that we could take actions, including restructuring actions and other cost reduction initiatives, to reduce operating expenses to levels which, in combination with expected future revenue, will continue to generate sufficient operating cash flow. In the event that these actions are not effective in generating operating cash flows we may be required to issue equity or debt securities on terms that may be less than favorable.

Off-Balance Sheet Arrangements, Contractual Obligations

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2008 (in millions):

	Payments Due by Period
		Remaining		Fiscal 2011	Fiscal 2013
Contractual Obligations	Total	Fiscal 2009	Fiscal 2010	and 2012	and 2014	Thereafter

Expanded 2006 Credit Facility(2)	$655.3	$5.0	$6.7	$13.4	$630.2	$—
2.75% Convertible Senior Debenture(1)	250.0	—	—	—	250.0	—
Interest on 2006 Expanded Credit Facility(2)	93.9	16.9	22.3	43.9	10.8	—
Interest on 2.75% Convertible Senior Debentures(3)	41.2	6.8	6.8	13.8	13.8	—
Lease obligations and other liabilities:
Operating leases	96.6	12.5	15.1	26.3	21.5	21.2
Other lease obligations associated with the closing of duplicate facilities related to restructurings and acquisitions	5.7	2.0	1.8	1.6	0.3	—
Pension, minimum funding requirement	3.5	0.9	1.3	1.3	—	—
Purchase commitments	4.7	4.7	—	—	—	—
Other liabilities assumed(4)	68.1	10.3	14.2	27.9	7.8	7.9

Total contractual cash obligations	$1,219.0	$59.1	$68.2	$128.2	$934.4	$29.1

(1)	Holders of 2.75% Convertible Senior Debentures can require us to repurchase the debentures on August 15, 2014, 2017 and 2022.

(2)	Interest is due and payable monthly, and principal is paid on a quarterly basis. The amounts included as interest payable in this table are based on the effective interest rate as of December 31, 2008 excluding the effect of our interest rate swaps.

(3)	Interest is due and payable semi-annually.

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(4)	Obligations include assumed long-term liabilities related to restructuring programs initiated by the predecessor entities prior to our acquisition of SpeechWorks International, Inc. in August 2003, and our acquisition of the former Nuance Communications, Inc. in September 2005. These restructuring programs relate to the closing of two facilities with lease terms set to expire in 2016 and 2012. Total contractual obligations under these two leases are $75.1 million. As of December 31, 2008, we have sub-leased a portion of the office space related to these two facilities to unrelated third parties. Total sublease income under the remaining contractual terms is expected to be $20.1 million, which ranges from $1.5 million to $3.9 million on an annualized basis through 2016.

Contingent Liabilities and Commitments

In connection with our acquisition of Phonetic Systems Ltd. we agreed to pay up to $35.0 million of additional consideration if certain financial and performance targets were met. We notified the former shareholders of Phonetic that these targets were not achieved. Accordingly, we have not recorded any obligations relative to these measures. The former shareholders of Phonetic have objected to this determination and have filed for arbitration.

During fiscal 2008, we amended the earnout provisions set forth in the merger agreement related to the acquisition of Mobile Voice Control, Inc. such that the former shareholders of MVC were eligible to earn the remaining calendar 2007 earnout amount of 188,962 shares, if certain conditions are met at December 31, 2008. As of December 31, 2008, we determined that 188,962 shares had been earned. The total value of the shares was $3.0, million of which $1.0 million was recorded to goodwill as incremental purchase price during fiscal 2008, and the remaining $2.0 million was amortized as compensation expense from May 2008 to December 2008. In November 2008, a second amendment to the MVC merger agreement was signed pursuant to which the earnout period for the calendar 2008 earnout was extended, such that 377,964 and 755,929 shares may now be earned based on the achievement of calendar 2008 and 2009 targets. The stock payments, if any, that are made based on the provisions of this second amendment will be recorded to goodwill, as incremental purchase price. As of December 31, 2008, we have not recorded any obligation relative to the second amendment.

During the three months ended December 31, 2008, we paid $46.1 million, of which $40.2 million was paid in cash and $5.8 million was paid in stock, to the former shareholders of BeVocal to satisfy our contingent earnout obligations as disclosed in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

In connection with the acquisition of Commissure we agreed to make contingent earnout payments of up to $8.0 million upon the achievement of certain financial targets for the fiscal years ended September 30, 2008, 2009 and 2010. Any payments may be made in the form of cash or shares of our common stock, at our sole discretion. As of December 31, 2008, we have not recorded any obligation relative to these measures.

In connection with our acquisition of Vocada we agreed to make contingent earnout payments of up to $21.0 million upon the achievement of certain financial targets measured over defined periods through December 31, 2010. Any payments may be made in the form of cash or shares of our common stock, at our sole discretion. As of December 31, 2008, we have not recorded any obligation relative to these measures.

In connection with our acquisition of Multi-Vision we agreed to make contingent earnout payments of up to $15.0 million upon the achievement of certain financial targets for the period from August 1, 2008 to July 31, 2009. $10.0 million of the earnout is further conditioned on the continued employment of certain Multi-Vision employees; accordingly, up to $10.0 million of any earnout payments will be recorded as compensation expense, and up to $5.0 million will be recorded as additional purchase price and allocated to goodwill. Any payments may be made in the form of cash or shares of our common stock, at our sole discretion. As of December 31, 2008, we have not recorded any obligation or related compensation expense relative to these measures.

In connection with our acquisition of SNAPin, we agreed to make a contingent earnout payment of up to $45.0 million in cash to be paid, if at all, based on the business achieving certain performance targets that are measurable from the acquisition date to December 31, 2009. Additionally, we would be required to issue earnout consideration to SNAPin option holders. This option earnout consideration, if earned, is payable at our sole discretion, in cash, stock or additional options to purchase common stock. The total value of this option earnout contingent consideration may aggregate up to $2.5 million, which will be recorded as compensation expense over the service period, if earned. These earnout payments, if any, would be payable upon the final measurement of the performance targets. As of December 31, 2008, we have not recorded any obligation or related compensation expense relative to these measures.

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Financial Instruments

We use financial instruments to manage our interest rates and foreign exchange risk. We follow SFAS 133, as amended by SFAS 138, Accounting for Derivative Instruments and Hedging Activities, for certain designated forward contracts and interest rate swaps.

In conjunction with the $355 million term loan entered into March 31, 2006, we entered into a $100 million interest rate swap. During the three months ended December 31, 2008, we entered into two additional interest rate swaps. On December 31, 2008, we held three interest rate swap agreements, all of which have been designated as cash flow hedges. These swaps have an aggregate notional amount of $300 million, interest rates ranging from 2.09% to 5.19% and expire in March 2009, October 2010 and November 2010, respectively. There are aggregate cumulative unrealized losses of $5.1 million and $0.9 million as of December 31, 2008 and September 30, 2008, respectively, related to these interest rate swap agreements. These unrealized losses are included in other current and long-term liabilities in our balance sheets with the offset recorded in other comprehensive income (loss).

On December 31, 2008, we entered into foreign currency contracts to hedge exposure on the variability of cash flows in Canadian dollars. These contracts are designated as cash flow hedges and have an aggregate notional amount of 22.4 million Canadian Dollars. The contracts settle each month starting February 11, 2009 through September 11, 2009. There were no cumulative gains or losses as of December 31, 2008.

We also have foreign currency contracts that are not designated as hedges under SFAS 133. Changes in fair value of foreign currency contracts not designated as hedges are reported in net earnings as part of other income (expense), net. During the three months ended December 31, 2008, we entered into foreign currency forward contracts to offset foreign currency exposure on the deferred acquisition payment of €44.3 million related to our acquisition of PSRS, resulting in a gain of $8.1 million which is recorded in other income (expense), net in the accompanying statements of operations. The foreign currency contracts mature on September 21, 2009.

Off-Balance Sheet Arrangements

Through December 31, 2008, we have not entered into any off balance sheet arrangements or transactions with unconsolidated entities or other persons.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk has not changed materially from that disclosed in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

Item 4.	Controls and Procedures

Evaluation of disclosure controls and procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”)) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures under the supervision of, and with the participation of, management, including the Chief Executive Officer and Chief Financial Officer, as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure on controls and procedures are effective to meet the requirements of Rule 13a-15 under the Exchange Act.

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Changes in internal control over financial reporting

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fiscal quarter covered by this Quarterly Report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Part II. Other Information

Item 1.	Legal Proceedings

This information is included in Note 18, Commitments and Contingencies, in the accompanying notes to consolidated financial statements and is incorporated herein by reference from Item 1 of Part I.

Item 1A.	Risk Factors

You should carefully consider the risks described below when evaluating our company and when deciding whether to invest in our company. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor may also harm our business operations. If any of the events, contingencies, circumstances or conditions described in the following risks actually occurs, our business, financial condition or our results of operations could be seriously harmed. If that happens, the trading price of our common stock could decline and you may lose part or all of the value of any of our securities held by you.

Risks Related to Our Business

Our operating results may fluctuate significantly from period to period, and this may cause our stock price to decline.

Our revenue and operating results have fluctuated in the past and are expected to continue to fluctuate in the future. Given this fluctuation, we believe that quarter to quarter comparisons of revenue and operating results are not necessarily meaningful or an accurate indicator of our future performance. As a result, our results of operations may not meet the expectations of securities analysts or investors in the future. If this occurs, the price of our stock would likely decline. Factors that contribute to fluctuations in operating results include the following:

•	slowing sales by our distribution and fulfillment partners to their customers, which may place pressure on these partners to reduce purchases of our products;

•	volume, timing and fulfillment of customer orders;

•	our efforts to generate additional revenue from our intellectual property portfolio;

•	concentration of operations with one manufacturing partner and our inability to control expenses related to the manufacture, packaging and shipping of our boxed software products;

•	customers delaying their purchasing decisions in anticipation of new versions of our products;

•	customers delaying, canceling or limiting their purchases as a result of the threat or results of terrorism;

•	introduction of new products by us or our competitors;

•	seasonality in purchasing patterns of our customers;

•	reduction in the prices of our products in response to competition, market conditions or contractual obligations;

•	returns and allowance charges in excess of accrued amounts;

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•	timing of significant marketing and sales promotions;

•	impairment charges against goodwill and intangible assets;

•	in-process research and development expense relating to acquisitions;

•	delayed realization of synergies resulting from our acquisitions;

•	write-offs of excess or obsolete inventory and accounts receivable that are not collectible;

•	increased expenditures incurred pursuing new product or market opportunities;

•	general economic trends as they affect retail and corporate sales; and

•	higher than anticipated costs related to fixed-price contracts with our customers.

Due to the foregoing factors, among others, our revenue and operating results are difficult to forecast. Our expense levels are based in significant part on our expectations of future revenue and we may not be able to reduce our expenses quickly to respond to a shortfall in projected revenue. Therefore, our failure to meet revenue expectations would seriously harm our operating results, financial condition and cash flows.

We have grown, and may continue to grow, through acquisitions, which could dilute our existing stockholders.

As part of our business strategy, we have in the past acquired, and expect to continue to acquire, other businesses and technologies. In connection with past acquisitions, we issued a substantial number of shares of our common stock as transaction consideration and also incurred significant debt to finance the cash consideration used for our acquisitions, including our acquisitions of Dictaphone, Focus, BeVocal, VoiceSignal, Tegic, Viecore, eScription and SNAPin. We may continue to issue equity securities for future acquisitions, which would dilute existing stockholders, perhaps significantly depending on the terms of such acquisitions. We may also incur additional debt in connection with future acquisitions, which, if available at all, may place additional restrictions on our ability to operate our business.

Our ability to realize the anticipated benefits of our acquisitions will depend on successfully integrating the acquired businesses.

Our prior acquisitions required, and our recently completed acquisitions continue to require, substantial integration and management efforts and we expect our pending and future acquisitions to require similar efforts. Acquisitions of this nature involve a number of risks, including:

•	difficulty in transitioning and integrating the operations and personnel of the acquired businesses;

•	potential disruption of our ongoing business and distraction of management;

•	potential difficulty in successfully implementing, upgrading and deploying in a timely and effective manner new operational information systems and upgrades of our finance, accounting and product distribution systems;

•	difficulty in incorporating acquired technology and rights into our products and technology;

•	potential difficulties in completing projects associated with in-process research and development;

•	unanticipated expenses and delays in completing acquired development projects and technology integration;

•	management of geographically remote business units both in the United States and internationally;

•	impairment of relationships with partners and customers;

•	assumption of unknown material liabilities of acquired companies;

•	customers delaying purchases of our products pending resolution of product integration between our existing and our newly acquired products;

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•	entering markets or types of businesses in which we have limited experience; and

•	potential loss of key employees of the acquired business.

As a result of these and other risks, if we are unable to successfully integrate acquired businesses, we may not realize the anticipated benefits from our acquisitions. Any failure to achieve these benefits or failure to successfully integrate acquired businesses and technologies could seriously harm our business.

Accounting treatment of our acquisitions could decrease our net income or expected revenue in the foreseeable future, which could have a material and adverse effect on the market value of our common stock.

Under accounting principles generally accepted in the United States of America, we record the market value of our common stock or other form of consideration issued in connection with the acquisition and the amount of direct transaction costs as the cost of acquiring the company or business. We have allocated that cost to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as acquired technology, acquired trade names and acquired customer relationships based on their respective fair values and also to in-process research and development. Intangible assets generally will be amortized over a five to ten year period. Goodwill and certain intangible assets with indefinite lives, are not subject to amortization but are subject to an impairment analysis, at least annually, which may result in an impairment charge if the carrying value exceeds its implied fair value. As of December 31, 2008, we had identified intangible assets of approximately $670.2 million and goodwill of approximately $1.8 billion. In addition, purchase accounting limits our ability to recognize certain revenue that otherwise would have been recognized by the acquired company as an independent business. The combined company may delay revenue recognition or recognize less revenue than we and the acquired company would have recognized as independent companies.

Our significant debt could adversely affect our financial health and prevent us from fulfilling our obligations under our credit facility and our convertible debentures.

We have a significant amount of debt. As of December 31, 2008, we had a total of $905.3 million of gross debt outstanding, including $655.3 million in term loans due in March 2013 and $250.0 million in convertible debentures which investors may require us to redeem in August 2014. We also have a $75.0 million revolving credit line available to us through March 2012. As of December 31, 2008, there were $16.8 million of letters of credit issued under the revolving credit line and there were no other outstanding borrowings under the revolving credit line. Our debt level could have important consequences, for example it could:

•	require us to use a large portion of our cash flow to pay principal and interest on debt, including the convertible debentures and the credit facility, which will reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions, research and development expenditures and other business activities;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our debt, our ability to borrow additional funds, dispose of assets or pay cash dividends.

Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that additional capital will be available to us, in an amount sufficient to enable us to meet our payment obligations under the convertible debentures and our other debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, including the convertible debentures, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the convertible debentures and our other debt.

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In addition, a substantial portion of our debt bears interest at variable rates. If market interest rates increase, our debt service requirements will increase, which would adversely affect our cash flows. While we have entered into interest rate swap agreements limiting our exposure for a portion of our debt, the agreements do not offer complete protection from this risk.

Our debt agreements contain covenant restrictions that may limit our ability to operate our business.

The agreement governing our senior credit facility contains, and any of our other future debt agreements may contain, covenant restrictions that limit our ability to operate our business, including restrictions on our ability to:

•	incur additional debt or issue guarantees;

•	create liens;

•	make certain investments;

•	enter into transactions with our affiliates;

•	sell certain assets;

•	redeem capital stock or make other restricted payments;

•	declare or pay dividends or make other distributions to stockholders; and

•	merge or consolidate with any entity.

Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. In addition, our failure to comply with these covenants could result in a default under our debt agreements, which could permit the holders to accelerate our obligation to repay the debt. If any of our debt is accelerated, we may not have sufficient funds available to repay the accelerated debt.

We have a history of operating losses, and may incur losses in the future, which may require us to raise additional capital on unfavorable terms.

We reported net losses of $24.6 million for the three months ended December 31, 2008, and $30.1 million and $14.0 million for the fiscal years 2008 and 2007, respectively. If we are unable to achieve and maintain profitability, the market price for our stock may decline, perhaps substantially. We cannot assure you that our revenue will grow or that we will achieve or maintain profitability in the future. If we do not achieve profitability, we may be required to raise additional capital to maintain or grow our operations. The terms of any transaction to raise additional capital, if available at all, may be highly dilutive to existing investors or contain other unfavorable terms, such as a high interest rate and restrictive covenants.

Speech technologies may not achieve widespread acceptance, which could limit our ability to grow our speech business.

We have invested and expect to continue to invest heavily in the acquisition, development and marketing of speech technologies. The market for speech technologies is relatively new and rapidly evolving. Our ability to increase revenue in the future depends in large measure on the acceptance of speech technologies in general and our products in particular. The continued development of the market for our current and future speech solutions will also depend on:

•	consumer and business demand for speech-enabled applications;

•	development by third-party vendors of applications using speech technologies; and

•	continuous improvement in speech technology.

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Sales of our speech products would be harmed if the market for speech technologies does not continue to develop or develops more slowly than we expect, and, consequently, our business could be harmed and we may not recover the costs associated with our investment in our speech technologies.

The markets in which we operate are highly competitive and rapidly changing and we may be unable to compete successfully.

There are a number of companies that develop or may develop products that compete in our targeted markets. The individual markets in which we compete are highly competitive, and are rapidly changing. Within speech, we compete with AT&T, IBM, Microsoft, Google, and other smaller providers. Within healthcare dictation and transcription, we compete with Spheris, Medquist and other smaller providers. Within imaging, we compete directly with ABBYY, Adobe, eCopy, I.R.I.S. and NewSoft. In speech, some of our partners such as Avaya, Cisco, Edify, Genesys and Nortel develop and market products that can be considered substitutes for our solutions. In addition, a number of smaller companies in both speech and imaging produce technologies or products that are in some markets competitive with our solutions. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of our prospective customers.

The competition in these markets could adversely affect our operating results by reducing the volume of the products we license or the prices we can charge. Some of our current or potential competitors, such as Adobe, IBM, Microsoft and Google, have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do.

Some of our customers, such as IBM, Microsoft and Google, have developed or acquired products or technologies that compete with our products and technologies. These customers may give higher priority to the sale of these competitive products or technologies. To the extent they do so, market acceptance and penetration of our products, and therefore our revenue, may be adversely affected. Our success will depend substantially upon our ability to enhance our products and technologies and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and incorporate technological advancements. If we are unable to develop new products and enhance functionalities or technologies to adapt to these changes, or if we are unable to realize synergies among our acquired products and technologies, our business will suffer.

The failure to successfully maintain the adequacy of our system of internal control over financial reporting could have a material adverse impact on our ability to report our financial results in an accurate and timely manner.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports on Form 10-K that contain an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of the internal control over financial reporting. Any failure in the effectiveness of our system of internal control over financial reporting could have a material adverse impact on our ability to report our financial statements in an accurate and timely manner, could subject us to regulatory actions, civil or criminal penalties, shareholder litigation, or loss of customer confidence, which could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact our stock price.

A significant portion of our revenue is derived, and a significant portion of our research and development activities are based, outside the United States. Our results could be harmed by economic, political, regulatory and other risks associated with these international regions.

Because we operate worldwide, our business is subject to risks associated with doing business internationally. We anticipate that revenue from international operations could increase in the future. Most of our international revenue is generated by sales in Europe and Asia. In addition, some of our products are developed and manufactured outside the United States and we have a large number of employees in India that provide transcription services. A significant portion of the development and manufacturing of our speech products are completed in Belgium, and a significant portion of our imaging research and development is conducted in Hungary. We also have significant research and development resources in Aachen, Germany, Montreal, Canada and Vienna, Austria. Accordingly, our future results could be harmed by a variety of factors associated with international sales and operations, including:

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•	changes in a specific country’s or region’s economic conditions;

•	geopolitical turmoil, including terrorism and war;

•	trade protection measures and import or export licensing requirements imposed by the United States or by other countries;

•	compliance with foreign and domestic laws and regulations;

•	negative consequences from changes in applicable tax laws;

•	difficulties in staffing and managing operations in multiple locations in many countries;

•	difficulties in collecting trade accounts receivable in other countries; and

•	less effective protection of intellectual property than in the United States.

We are exposed to fluctuations in foreign currency exchange rates.

Because we have international subsidiaries and distributors that operate and sell our products outside the United States, we are exposed to the risk of changes in foreign currency exchange rates or declining economic conditions in these countries. In certain circumstances, we have entered into forward exchange contracts to hedge against foreign currency fluctuations. We use these contracts to reduce our risk associated with exchange rate movements, as the gains or losses on these contracts are intended to offset any exchange rate losses or gains on the hedged transaction. We do not engage in foreign currency speculation. Forward exchange contracts hedging firm commitments qualify for hedge accounting when they are designated as a hedge of the foreign currency exposure and they are effective in minimizing such exposure. With our increased international presence in a number of geographic locations and with international revenue and costs projected to increase, we are exposed to changes in foreign currencies including the Euro, British Pound, Canadian Dollar, Japanese Yen, Israeli New Shekel, Indian Rupee and the Hungarian Forint. Changes in the value of the Euro or other foreign currencies relative to the value of the U.S. dollar could adversely affect future revenue and operating results.

Impairment of our intangible assets could result in significant charges that would adversely impact our future operating results.

We have significant intangible assets, including goodwill and intangibles with indefinite lives, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant intangible assets are patents and core technology, completed technology, customer relationships and trademarks. Customer relationships are amortized on an accelerated basis based upon the pattern in which the economic benefits of customer relationships are being utilized. Other identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. We assess the potential impairment of identifiable intangible assets on an annual basis, as well as whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment of such assets, include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of or use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period;

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•	changes in our organization or management reporting structure could result in additional reporting units, which may require alternative methods of estimating fair values or greater disaggregation or aggregation in our analysis by reporting unit; and

•	a decline in our market capitalization below net book value.

Future adverse changes in these or other unforeseeable factors could result in an impairment charge that would impact our results of operations and financial position in the reporting period identified.

We depend on limited or sole source suppliers for critical components of our healthcare-related products. The inability to obtain sufficient components as required, and under favorable purchase terms, could harm our business.

We are dependent on certain suppliers, including limited and sole source suppliers, to provide key components used in our healthcare-related products. We have experienced, and may continue to experience, delays in component deliveries, which in turn could cause delays in product shipments and require the redesign of certain products. In addition, if we are unable to procure necessary components under favorable purchase terms, including at favorable prices and with the order lead-times needed for the efficient and profitable operation of our business, our results of operations could suffer.

Our sales to government clients subject us to risks including early termination, audits, investigations, sanctions and penalties.

We derive revenue from contracts with the United States government, as well as various state and local governments, and their respective agencies. Our sales to government agencies have increased as a result of our acquisitions of Viecore and Dictaphone. Government contracts are generally subject to audits and investigations which could identify violations of these agreements. Government contract violations could result in a range of consequences including, but not limited to, contract price adjustments, civil and criminal penalties, contract termination, forfeiture of profit and/or suspension of payment, and suspension or debarment from future government contracts. We could also suffer serious harm to our reputation if we were found to have violated the terms of our government contracts.

We recently conducted an analysis of our compliance with the terms and conditions of certain contracts with the U.S. General Services Administration (“GSA”). Based upon our analysis, we voluntarily notified GSA of non-compliance with the terms of contracts entered into by Dictaphone Corporation, which we acquired in March 2006. The final resolution of this matter may adversely impact our financial position.

If we are unable to attract and retain key personnel, our business could be harmed.

If any of our key employees were to leave, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Our employment relationships are generally at-will and we have had key employees leave in the past. We cannot assure you that one or more key employees will not leave in the future. We intend to continue to hire additional highly qualified personnel, including software engineers and operational personnel, but may not be able to attract, assimilate or retain qualified personnel in the future. Any failure to attract, integrate, motivate and retain these employees could harm our business.

Our medical transcription services may be subject to legal claims for failure to comply with laws governing the confidentiality of medical records.

Healthcare professionals who use our medical transcription services deliver to us health information about their patients including information that constitutes a record under applicable law that we may store on our computer systems. Numerous federal and state laws and regulations, the common law and contractual obligations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

•	state and federal privacy and confidentiality laws;

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•	our contracts with customers and partners;

•	state laws regulating healthcare professionals;

•	Medicaid laws; and

•	the Health Insurance Portability and Accountability Act of 1996 and related rules proposed by the Health Care Financing Administration.

The Health Insurance Portability and Accountability Act of 1996 establishes elements including, but not limited to, federal privacy and security standards for the use and protection of protected health information. Any failure by us or by our personnel or partners to comply with applicable requirements may result in a material liability to the Company. Although we have systems and policies in place for safeguarding protected health information from unauthorized disclosure, these systems and policies may not preclude claims against us for alleged violations of applicable requirements. There can be no assurance that we will not be subject to liability claims that could have a material adverse affect on our business, results of operations and financial condition.

Adverse changes in general economic or political conditions in any of the major countries in which we do business could adversely affect our operating results.

As our business has grown, we have become increasingly subject to the risks arising from adverse changes in domestic and global economic and political conditions. For example, the direction and relative strength of the U.S. and global economies have recently been increasingly uncertain due to softness in housing markets, extreme volatility in security prices, severely diminished liquidity and credit availability rating downgrades of certain investments and declining valuations of others and continuing geopolitical uncertainties. If economic growth in the United States and other countries in which we do business is slowed, customers may delay or reduce technology purchases and may be unable to obtain credit to finance purchase of our products. This could result in reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. Any of these events would likely harm our business, results of operations and financial condition. Political instability in any of the major countries in which we do business would also likely harm our business, results of operations and financial condition.

Security and privacy breaches in our systems may damage client relations and inhibit our growth.

The uninterrupted operation of our hosted solutions and the confidentiality of third-party information that resides on our systems is critical to our business. We have what we believe to be sufficient security around our systems to prevent unauthorized access. Any failures in our security and privacy measures could have a material adverse effect on our financial position and results of operations. If we are unable to protect, or our clients perceive that we are unable to protect, the security and privacy of our electronic information, our growth could be materially adversely affected. A security or privacy breach may:

•	cause our clients to lose confidence in our solutions;

•	harm our reputation;

•	expose us to liability; and

•	increase our expenses from potential remediation costs.

While we believe we use proven applications designed for data security and integrity to process electronic transactions, there can be no assurance that our use of these applications will be sufficient to address changing market conditions or the security and privacy concerns of existing and potential clients.

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Risks Related to Our Intellectual Property and Technology

Unauthorized use of our proprietary technology and intellectual property could adversely affect our business and results of operations.

Our success and competitive position depend in large part on our ability to obtain and maintain intellectual property rights protecting our products and services. We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property and proprietary rights. Unauthorized parties may attempt to copy aspects of our products or to obtain, license, sell or otherwise use information that we regard as proprietary. Policing unauthorized use of our products is difficult and we may not be able to protect our technology from unauthorized use. Additionally, our competitors may independently develop technologies that are substantially the same or superior to our technologies and that do not infringe our rights. In these cases, we would be unable to prevent our competitors from selling or licensing these similar or superior technologies. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Although the source code for our proprietary software is protected both as a trade secret and as a copyrighted work, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, regardless of the outcome, can be very expensive and can divert management efforts.

Third parties have claimed and may claim in the future that we are infringing their intellectual property, and we could be exposed to significant litigation or licensing expenses or be prevented from selling our products if such claims are successful.

From time to time, we are subject to claims that we or our customers may be infringing or contributing to the infringement of the intellectual property rights of others. We may be unaware of intellectual property rights of others that may cover some of our technologies and products. If it appears necessary or desirable, we may seek licenses for these intellectual property rights. However, we may not be able to obtain licenses from some or all claimants, the terms of any offered licenses may not be acceptable to us, and we may not be able to resolve disputes without litigation. Any litigation regarding intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. In the event of a claim of intellectual property infringement, we may be required to enter into costly royalty or license agreements. Third parties claiming intellectual property infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to develop and sell our products.

We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings.

In connection with the enforcement of our own intellectual property rights, the acquisition of third-party intellectual property rights, or disputes relating to the validity or alleged infringement of third-party intellectual property rights, including patent rights, we have been, are currently, and may in the future be, subject to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation are typically very costly and can be disruptive to our business operations by diverting the attention and energy of management and key technical personnel. Although we have successfully defended or resolved past litigation and disputes, we may not prevail in any ongoing or future litigation and disputes. In addition, we may incur significant costs in acquiring the necessary third party intellectual property rights for use in our products. Third party intellectual property disputes could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from manufacturing or licensing certain of our products, cause severe disruptions to our operations or the markets in which we compete, or require us to satisfy indemnification commitments with our customers including contractual provisions under various license arrangements. Any of these could seriously harm our business.

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Our software products may have bugs, which could result in delayed or lost revenue, expensive correction, liability to our customers and claims against us.

Complex software products such as ours may contain errors, defects or bugs. Defects in the solutions or products that we develop and sell to our customers could require expensive corrections and result in delayed or lost revenue, adverse customer reaction and negative publicity about us or our products and services. Customers who are not satisfied with any of our products may also bring claims against us for damages, which, even if unsuccessful, would likely be time-consuming to defend, and could result in costly litigation and payment of damages. Such claims could harm our reputation, financial results and competitive position.

Risks Related to our Corporate Structure, Organization and Common Stock

The holdings of our two largest stockholders may enable them to influence matters requiring stockholder approval.

As of January 31, 2009, Warburg Pincus beneficially owned approximately 26% of our outstanding common stock, including warrants exercisable for up to 14,628,960 shares of our common stock, and 3,562,238 shares of our outstanding Series B Preferred Stock, each of which is convertible into one share of our common stock. As of January 31, 2009, Fidelity was our second largest stockholder, owning approximately 7% of our common stock. Because of their large holdings of our capital stock relative to other stockholders, each of these two stockholders acting individually, or together, have a strong influence over matters requiring approval by our stockholders.

The market price of our common stock has been and may continue to be subject to wide fluctuations, and this may make it difficult for you to resell the common stock when you want or at prices you find attractive.

Our stock price historically has been, and may continue to be, volatile. Various factors contribute to the volatility of the stock price, including, for example, quarterly variations in our financial results, new product introductions by us or our competitors and general economic and market conditions. Sales of a substantial number of shares of our common stock by our two largest stockholders, or the perception that such sales could occur, could also contribute to the volatility or our stock price. While we cannot predict the individual effect that these factors may have on the market price of our common stock, these factors, either individually or in the aggregate, could result in significant volatility in our stock price during any given period of time. Moreover, companies that have experienced volatility in the market price of their stock often are subject to securities class action litigation. If we were the subject of such litigation, it could result in substantial costs and divert management’s attention and resources.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new regulations promulgated by the Securities and Exchange Commission and the rules of The Nasdaq Global Select Market, are resulting in increased general and administrative expenses for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, our business may be harmed.

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Future sales of our common stock in the public market could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. In connection with past acquisitions, we issued a substantial number of shares of our common stock as transaction consideration. We may continue to issue equity securities for future acquisitions, which would dilute existing stockholders, perhaps significantly depending on the terms of such acquisitions. For example, we issued, and registered for resale, approximately 10.6 million shares of our common stock in connection with our recently completed acquisition of SNAPin. No prediction can be made as to the effect, if any, that future sales of shares of common stock, or the availability of shares of common stock for future sale, will have on the trading price of our common stock.

We have implemented anti-takeover provisions, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

Provisions of our certificate of incorporation, bylaws and Delaware law, as well as other organizational documents could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

•	authorized “blank check” preferred stock;

•	prohibiting cumulative voting in the election of directors;

•	limiting the ability of stockholders to call special meetings of stockholders;

•	requiring all stockholder actions to be taken at meetings of our stockholders; and

•	establishing advance notice requirements for nominations of directors and for stockholder proposals.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Submission of Matters to a Vote of Security Holders

None.

Item 5.	Other Information

None.

Item 6.	Exhibits

The exhibits listed on the Exhibit Index are filed or incorporated by reference (as stated therein) as part of this Quarterly Report on Form 10-Q.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Quarterly Report on Form 10-Q to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Burlington, Commonwealth of Massachusetts, on February 9, 2009.

Nuance Communications, Inc.

By:	/s/ Thomas L. Beaudoin
Thomas L. Beaudoin
Executive Vice President and Chief
Financial Officer

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EXHIBIT INDEX

		Incorporated by Reference
Exhibit					Filing	Filed
Number	Exhibit Description	Form	File No.	Exhibit	Date	Herewith

2.1	Share Purchase Agreement dated September 26, 2008, by and amount Nuance Communications, Inc. and Koninklijke Philips Electronics N.V.	8-K	0-27038	2.1	10/3/2008
2.2	Agreement and Plan of Merger by and among Nuance Communications, Inc., Speakeasy Acquisition Corporation, Speakeasy Acquisition LLC, SNAPin Software, Inc., U.S. Bank National Association, as Escrow Agent, and Thomas S. Huseby, as Stockholder Representative, dated as of August 13, 2008.	8-K	0-27038	2.1	10/3/2008
2.3	Amendment No. 1 to the Agreement and Plan of Merger by and among Nuance Communications, Inc., Speakeasy Acquisition Corporation, Speakeasy Acquisition LLC, SNAPin Software Inc., U.S. Bank National Association, as Escrow Agent and Thomas S. Huseby, as Stockholder Representative, dated as of September 24, 2008.	8-K	0-27038	2.2	10/3/2008
2.4	Purchase Agreement dated as of January 13, 2009 by and among Nuance Communications, Inc., Warburg Pincus Private Equity X. L.P., and Warburg Pincus X Partners, L.P.	8-K	0-27038	2.1	1/16/2009
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	10-Q	0-27038	3.2	5/11/2001
3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant.	10-Q	0-27038	3.1	8/9/2004
3.3	Certificate of Ownership and Merger.	8-K	0-27038	3.1	10/19/2005
3.4	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant.	S-8	333-142182	3.3	4/18/2007
3.5	Amended and Restated Bylaws of the Registrant.	10-K	0-27038	3.2	3/15/2004
4.1	Amended and Restated Shareholders Agreement, dated January 29, 2009, by and among Nuance Communications, Inc. and affiliates of Warburg Pincus identified therein.					X
10.1	Purchase Agreement, dated January 13, 2009, by and among Nuance Communications, Inc., Warburg Pincus Private Equity, X. L.P. and Warburg Pincus X. Partners, L.P.	8-K	0-27038	2.1	1/16/2008
10.2	Amended and Restated Employment Agreement by and between Nuance Communications, Inc., and Paul A. Ricci.					X
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a).					X
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a).					X
32.1	Certification Pursuant to 18 U.S.C. Section 1350.					X

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Selected Information from Nuance’s Proxy Statement dated January 2, 2009

PROPOSAL NUMBER 1

ELECTION OF DIRECTORS

     [All eight nominees were elected as directors at the Annual Meeting.]

     The Nominating Committee of the Board of Directors recommended, and the Board of Directors approved, Paul A. Ricci, Robert J. Frankenberg, Patrick T. Hackett, William H. Janeway, Katharine A. Martin, Mark B. Myers, Philip J. Quigley and Robert G. Teresi as nominees for election at the Annual Meeting. At the Annual Meeting, eight directors will be elected to the Board. Except as set forth below, unless otherwise instructed, the persons appointed in the accompanying form of proxy will vote the proxies received by them for the nominees named below, who are all presently directors of the Company. Messrs. Hackett and Janeway are being nominated for election to our Board by Warburg Pincus LLC pursuant to the terms of a Stockholders Agreement described herein under “Related Party Transactions.” Jeffrey A. Harris, who is currently a member of the Board and a designee of Warburg Pincus pursuant to the aforementioned Stockholders Agreement, will not stand for reelection. In the event that any nominee becomes unavailable, the proxy holders will vote in their discretion for a substitute nominee. The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders or until a successor has been elected and qualified.

Information Regarding the Nominees for Election as Directors

     The following information with respect to the principal occupation or employment, other affiliations and business experience during the last five years of the nominees has been furnished to the Company by such nominees. Except as indicated, the nominees have had the same principal occupation during the last five years.

     Paul A. Ricci, 52, has served as our Chairman since March 2, 1999 and our Chief Executive Officer since August 21, 2000. From May 1992 to August 2000, Mr. Ricci held several positions at Xerox, including, President, Desktop Systems Division, President, Software Solutions Division, and Vice President, Corporate Business Development. Between June 1997 and March 1999, Mr. Ricci served as Chairman of the Board of Directors of Nuance Communications, Inc. (formerly, ScanSoft Inc.), which was then operating as an indirect wholly-owned subsidiary of Xerox.

     Robert J. Frankenberg, 61, has served as a director since March 13, 2000. Mr. Frankenberg is owner of NetVentures, a management consulting firm. From December 1999 to July 2006, Mr. Frankenberg served as Chairman of Kinzan, Inc., an Internet Services software platform provider. From May 1997 to July 2000, Mr. Frankenberg served as Chairman, President and Chief Executive Officer of Encanto Networks, Inc., a developer of hardware and software designed to enable the creation of businesses on the Internet. From April 1994 to August 1996, Mr. Frankenberg was Chairman, President and Chief Executive Officer of Novell, Inc., a producer of network and office software. Mr. Frankenberg is a director of National Semiconductor and Secure Computing Corporation. Mr. Frankenberg also serves on several boards of privately held companies. Mr. Frankenberg serves as Chairman of our Audit and Compensation Committees and also serves on our Governance and Nominating Committees.

     Patrick T. Hackett, 47, is newly nominated to serve on our Board. Mr. Hackett is a Managing Director and co-head of the Technology, Media and Telecommunications group at Warburg Pincus LLC, which he joined in 1990. Mr. Hackett serves as a director of several privately-held companies. Mr. Hackett earned a B.A. from the University of Pennsylvania and a B.S. from the Wharton School of Business at the University of Pennsylvania.

     William H. Janeway, 65, has served as a director since April 2004 and was appointed to the Board pursuant to the terms of a Stockholders Agreement between the Company and Warburg Pincus & Co. Mr. Janeway is a Senior Advisor of Warburg Pincus LLC and has been employed by Warburg Pincus LLC since July 1988. Prior to joining Warburg Pincus LLC, Mr. Janeway served as Executive Vice President and a director at Eberstadt Fleming Inc. from 1979 to July 1988. Mr. Janeway is a director of NYFIX, Inc., and several privately held companies. Mr. Janeway holds a B.A. from Princeton University and a Ph.D. from Cambridge University, where he studied as a Marshall Scholar.

     Katharine A. Martin, 46, has served as a director since December 17, 1999. Since September 1999, Ms. Martin has served as a Member of Wilson Sonsini Goodrich & Rosati, Professional Corporation. Ms. Martin currently serves on the firm’s Board of Directors and Finance Committee and from July 1, 2004 to June 30, 2007 served as the head of the firm’s Business Department. Wilson Sonsini Goodrich & Rosati serves as the Company’s primary outside corporate and securities counsel. Prior thereto, Ms. Martin was a Partner of Pillsbury Madison & Sutro LLP. Ms. Martin also serves on the board of directors of the Wilson Sonsini Goodrich & Rosati Foundation, a nonprofit organization, and The Ronald McDonald House at Stanford, a nonprofit organization. Ms. Martin serves as Chairman of our Governance Committee.

     Mark B. Myers, 70, has served as a director since March 2, 1999. Dr. Myers served as Senior Vice President, Xerox Research and Technology, responsible for worldwide research and technology from February 1992 until April 2000. From 2000 to 2005, Dr. Myers was a Senior Fellow, and from 2002 to 2005 was a visiting Executive Professor, at the Wharton School, University of Pennsylvania. Dr. Myers serves as Chairman of our Nominating Committee and also serves on our Audit and Compensation Committees.

     Philip J. Quigley, 66, has served as a director since the consummation of the acquisition of the former Nuance Communications, Inc. in September 2005, and was originally appointed to the Board in accordance with the terms of the Merger Agreement pursuant to which the Company acquired the former Nuance Communications, Inc. Mr. Quigley served as Chairman, President, and Chief Executive Officer of Pacific Telesis Group, a telecommunications holding company in San Francisco, California, from April 1994 until his retirement in December 1997. He also serves as a director of Wells Fargo & Company and as an advisor or director to several private organizations. Mr. Quigley serves on our Audit Committee.

     Robert G. Teresi, 67, has served as a director since March 13, 2000. Mr. Teresi served as Chairman of the Board, Chief Executive Officer and President of Caere Corporation from May 1985 until March 2000. Mr. Teresi serves on our Governance Committee.

Required Vote

     The eight nominees receiving the highest number of affirmative votes of the shares of the Company’s Common Stock present at the Annual Meeting in person or by proxy and entitled to vote shall be elected as directors. Unless marked to the contrary, proxies received will be voted “FOR” management’s nominees.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE ELECTION OF THE FOREGOING NOMINEES TO SERVE AS DIRECTORS UNTIL THE NEXT ANNUAL MEETING OF STOCKHOLDERS.

CORPORATE GOVERNANCE

Board of Director Meetings and Committees

     The Board of Directors held a total of 14 meetings during the fiscal year ended September 30, 2008. Each director attended at least 75% of the aggregate number of meetings of: (i) the Board of Directors and (ii) the committees of the Board of Directors on which he or she served.

Board Independence

     The Board of Directors has determined that Ms. Martin and each of Messrs. Frankenberg, Hackett, Janeway, Myers, Quigley and Teresi are independent within the meaning of the listing standards of the NASDAQ Stock Market.

Committees of the Board of Directors

     The Board of Directors has Audit, Nominating, Governance and Compensation Committees. Each of these committees has adopted a written charter. All members of the committees are appointed by the Board of Directors, and are non-employee directors. The following describes each committee, its current membership, the number of meetings held during the fiscal year ended September 30, 2008 and its function.

Audit Committee

     The Audit Committee consists of Messrs. Frankenberg, Myers and Quigley, each of whom is independent within the meaning of the listing standards of the NASDAQ Stock Market. The Audit Committee held 7 meetings during the fiscal year ended September 30, 2008. Mr. Frankenberg serves as Chairman of the Audit Committee.

     The Board of Directors has determined that Mr. Frankenberg is an audit committee financial expert as defined by Item 407(d)(5)(ii) of Regulation S-K of the Securities Exchange Act of 1934, as amended. Mr. Frankenberg’s relevant experience includes services as the Chief Executive Officer of Novell, Inc., where he actively supervised that company’s principal financial officer, and as a member of several other audit committees.

     The Audit Committee reviews the engagement of the Company’s independent registered public accounting firm, reviews annual financial statements, considers matters relating to accounting policy and internal controls, reviews whether non-audit services provided by the independent registered public accounting firm affect the accountants’ independence and reviews the scope of annual audits in accordance with a written Audit Committee Charter.

     The Audit Committee Report is included in this Proxy Statement. In addition, the Board of Directors adopted an Amended and Restated Charter for the Audit Committee in February 2004, a copy of which is available on the Company’s Web site at http://www.nuance.com/company/governance.

Nominating Committee

     The Nominating Committee consists of Messrs. Frankenberg and Myers, each of whom is independent within the meaning of the listing standards of the NASDAQ Stock Market. Mr. Myers serves as the Chairman of the Nominating Committee.

     The mandate of the Nominating Committee is to ensure that the Board of Directors is properly constituted to meet its fiduciary obligations to stockholders and the Company. The Nominating Committee was formed to consider and periodically report on matters relating to the identification, selection and qualification of the Board of Directors and candidates nominated to the Board of Directors and its committees.

     The Nominating Committee held 1 meeting during the fiscal year ended September 30, 2008. The Board of Directors adopted a written charter for the Nominating Committee in February 2004, a copy of which is available on the Company’s Web site at http://www.nuance.com/company/governance.

Governance Committee

     The Governance Committee consists of Ms. Martin and Messrs. Frankenberg and Teresi, each of whom is independent within the meaning of the listing standards of the NASDAQ Stock Market. Ms. Martin serves as the Chairman of the Governance Committee.

     The mandate of the Governance Committee is to ensure that the Board of Directors and the Company have and follow appropriate governance standards. To carry out this purpose, the Governance Committee develops and recommends to the Board the governance principles applicable to the Company and oversees the evaluation of the Board.

     The Governance Committee held 2 meetings during the fiscal year ended September 30, 2008. The Board of Directors adopted a written charter for the Governance Committee in February 2004, a copy of which is available on the Company’s Web site at http://www.nuance.com/company/governance.

Compensation Committee

     The Compensation Committee consists of Messrs. Frankenberg and Myers, each of whom is independent within the meaning of the listing standards of the NASDAQ Stock Market and an outside director within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. Mr. Frankenberg serves as the Chairman of the Compensation Committee. The mandate of the Compensation Committee is to review and recommend to the Board of Directors the Company’s compensation and benefit policies, and oversee, evaluate and approve compensation plans, policies and programs for the Company’s executive officers.

     The Compensation Committee held 6 meetings during the fiscal year ended September 30, 2008. The Board of Directors adopted a written charter for the Compensation Committee in February 2004, a copy of which is available on the Company’s Web site at http://www.nuance.com/company/governance.

The Compensation Committee Report and Compensation Discussion and Analysis are included in this Proxy Statement.

Consideration of Director Nominees

Stockholder Nominees

     The Nominating Committee will consider properly submitted stockholder nominations for candidates for membership on the Board of Directors as well as candidates recommended for consideration by the Nominating Committee as described below under “Identifying and Evaluating Nominees for Directors.” Any stockholder nominations must comply with the requirements of the Company’s amended and restated bylaws and should include all information relating to such nominee as would be required to be disclosed in solicitations of proxies for the election of such nominee as a director pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended or any successor thereto (the “Exchange Act”), such nominee’s written consent to be named in the proxy statement as a nominee and to serve as a director if elected, as well as a written statement executed by such nominee acknowledging that as a director of the Company, such nominee will owe a fiduciary duty under the General Corporation Law of the State of Delaware exclusively to the Company and its stockholders. In addition, stockholder nominations should be submitted within the time frame as specified under “Stockholder Proposals” above and addressed to: Nuance Communications, Inc., Attention: General Counsel, 1 Wayside Road, Burlington, Massachusetts 01803.

     A stockholder that instead desires to merely recommend a candidate for consideration by the Nominating Committee shall direct the recommendation in writing to Nuance Communications, Inc., Attention: General Counsel, 1 Wayside Road, Burlington, Massachusetts 01803, and must include the candidate’s name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years and evidence of the nominating person’s ownership of Company stock.

Director Qualifications

     In discharging its responsibilities to nominate candidates for election to the Board of Directors, the Nominating Committee has not specified any minimum qualifications for serving on the Board of Directors. However, the Nominating Committee endeavors to evaluate, propose and approve candidates with business experience and personal skills in technology, finance, marketing, financial reporting and other areas that may be expected to contribute to an effective Board of Directors. The Nominating Committee seeks to ensure that the Board of Directors is composed of individuals who have experience relevant to the needs of the Company and who have the highest professional and personal ethics, consistent with the Company’s values and standards. Candidates should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience.

Identifying and Evaluating Nominees for Directors

     The Nominating Committee utilizes a variety of methods for identifying and evaluating nominees for director. Candidates may come to the attention of the Nominating Committee through current members of the Board of Directors, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating Committee and may be considered at any point during the year. As described above, the Nominating Committee considers properly submitted stockholder nominations and recommendations for candidates for the Board of Directors. Following verification of the stockholder status of persons proposing candidates, nominations and recommendations are aggregated and considered by the Nominating Committee. If any materials are provided by a stockholder in connection with the nomination or recommendation of a director candidate, such materials are forwarded to the Nominating Committee. The Nominating Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder. Historically, many of our directors have served on the boards of directors of companies we have acquired.

Compensation Committee Interlocks and Insider Participation

     The Compensation Committee consists of Messrs. Frankenberg and Myers. None of the members of the Compensation Committee has been or is an officer or employee of the Company. None of the Company’s executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on the Company’s Board or Compensation Committee.

Annual Meeting Attendance

     Although we do not have a formal policy regarding attendance by members of the Board of Directors at our annual meetings of stockholders, directors are encouraged to attend annual meetings of the Company. Five directors attended the 2008 annual meeting of stockholders.

Communication with the Board of Directors

     Although we do not have a formal policy regarding communications with the Board of Directors, stockholders who are interested in communicating with the Board of Directors are encouraged to do so by submitting an email to generalcounsel@nuance.com or by writing to us at Nuance Communications, Inc., Attention: General Counsel, 1 Wayside Road, Burlington, Massachusetts 01803. Stockholders who would like their submission directed to a member of the Board of Directors may so specify. Communications will be reviewed by the General Counsel and forwarded to the Board, or the individual if so specified, as appropriate.

Code of Ethics

     Our Board of Directors adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees on February 24, 2004. Our Code of Business Conduct and Ethics can be found on our website: http://www.nuance.com/company/governance. We will provide to any person without charge, upon request, a copy of our Code of Business Conduct and Ethics. Such a request should be made in writing and addressed to Nuance Communications, Inc., Attention: Investor Relations, 1 Wayside Road, Burlington, Massachusetts 01803. Further, our Code of Business Conduct and Ethics was filed as an exhibit to our Annual Report on Form 10-K, filed with the SEC on March 15, 2004.

Stock Ownership Guidelines

     On August 11, 2006, our Board of Directors adopted stock ownership guidelines for our non-employee directors and executive officers. The guidelines were adopted to further align the interests of our non-employee directors and our executive officers with the interests of the stockholders. Under our guidelines, the target share ownership levels are five times base salary for our chief executive officer, three times base salary for executive officers, and three times the annual cash retainer for non-employee directors. Shares subject to unexercised options, whether or not vested, will not be counted for purposes of satisfying these guidelines. We have not specified a time period during which individuals must be in compliance with the guidelines, however, until an individual has reached the target level, he or she will be required to retain twenty-five percent of the net shares received as a result of the exercise of stock options or vesting of restricted stock until the guidelines are met. Ownership guidelines are calculated based on the closing price of Nuance Common Stock on a quarterly basis.

Corporate Governance Guidelines

     Our corporate governance principles are set forth in our “Corporate Governance Guidelines”. These guidelines cover the following significant topics:

     Board Selection Process. It is expected that all directors will be alert to potential Board candidates with appropriate skills and characteristics and communicate information regarding Board selection matters to the Nominating Committee. The Nominating Committee is expected to exercise initiative in recommending to the Board candidates for directorships and Board committee assignments. The Board endorses the value of seeking qualified directors from diverse backgrounds otherwise relevant to the Company’s mission, strategy and business operations and perceived needs of the Board at a given time.

     Board Leadership. The leadership of the Board includes a Chairman of the Board and a lead independent director selected by the Governance Committee. Mr. Frankenberg is the lead independent director. The lead independent director serves as the focal point for independent directors regarding resolving conflicts with the CEO, or other independent directors, and coordinating feedback to the CEO on behalf of independent directors regarding business issues and board management. The lead independent director and the other independent directors meet regularly without the CEO present.

     Director’s Eligibility, Education, and Term of Office. Directors may not serve on the board of directors of more than five other public companies. Directors are reimbursed for costs incurred in connection with participating in director education programs. Each director is required to notify the Chairman upon a job change. The Governance Committee may consider such change of status in recommending to the Board whether the director should continue serving as a member of the Board. Directors must retire from the Board at the conclusion of any term during which the director reaches the age of seventy five years, unless waived by the Board.

     Committees. The current committee structure of the Board includes the following committees: Audit, Compensation, Nominating and Governance. The charters of each standing committee are reviewed periodically with a view to delegating committees with the authority of the Board concerning specified matters appropriate to such committee.

Compensation of Non-Employee Directors

     Each non-employee director receives an annual retainer of $30,000. The Chairman of the Audit Committee receives an annual retainer of $15,000 and the other members of the Audit Committee receive an annual retainer of $7,500. The Chairman of the

Compensation Committee receives an annual retainer of $7,500 and the other members of the Compensation Committee receive an annual retainer of $5,000. The Chairmen of the Nominating and Governance Committees receive annual retainers of $5,000 and the additional members of the Nominating and Governance Committees receive an annual retainer of $2,500. In addition to the annual retainer, each non-employee director receives $2,000 for each Board meeting attended in person, $1,500 for each Committee meeting attended in person and $750 for each Board or Committee meeting attended telephonically. The Company also reimburses directors for expenses in connection with attendance at meetings.

     Non-employee directors are also entitled to participate in the 1995 Directors’ Stock Option Plan (the “Directors’ Plan”). The Directors’ Plan, as amended, provides for an initial grant of 30,000 Restricted Stock Units to non-employee directors upon first joining the Board of Directors as a non-employee director, with a purchase price equal to $0.001. In addition, non-employee directors will be eligible to automatically receive annual grants of 15,000 Restricted Stock Units on January 1 of each year, provided that, on such date, he or she shall have served on the Board of Directors for at least six months, with a purchase price equal to $0.001 per share. All Restricted Stock Units granted to the non-employee directors will vest annually over a three-year period, subject to the non-employee director’s remaining a member of the Board of Directors on such vesting date.

     The following table provides information regarding the actual cash and stock compensation paid to our non-employee directors during the 2008 fiscal year:

DIRECTOR COMPENSATION

	Fees Earned or	Stock	Option
	Paid in Cash	Awards	Awards	Total
Name	($)	($)(1)	($)(2)	($)

Charles W. Berger(3)	6,250	127,78 8	266,427	400,465
Robert J. Frankenberg	84,000	127,841	—	211,841
Jeffrey A. Harris(4)	41,250	127,841	27,531	196,622
William H. Janeway	43,250	127,841	20,486	191,577
Katharine A. Martin	53,500	127,841	—	181,341
Mark B. M yers	73,750	127,841	—	201,591
Philip J. Quigley	59,750	127,841	27,531	215,122
Robert G. Teresi	51,000	127,841	—	178,841

(1)

Amounts set forth in the Stock Awards column represents the aggregate amount recognized for financial statement reporting purposes with respect to the directors for fiscal 2008, disregarding the estimate of forfeitures related to service-based vesting conditions, but otherwise computed in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 123, as amended by SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). During Fiscal 2008, there were no Stock Award forfeitures by the directors, with the exception of Mr. Berger who resigned from the Board on May 6, 2008. The grant date fair value of each Stock Award expensed during fiscal 2008 is set forth in the following table, computed in accordance with SFAS 123(R) based on the closing stock price on the grant date

Name	Grant Date	Shares	Value
Mr. Berger	January 1, 2007	15,000	$173,835
Mr. Berger	January 1, 2008	15,000	$280,185
Mr. Frankenberg	January 1, 2007	15,000	$173,835
Mr. Frankenberg	January 1, 2008	15,000	$280,185
Mr. Harris	January 1, 2007	15,000	$173,835
Mr. Harris	January 1, 2008	15,000	$280,185
Mr. Janeway	January 1, 2007	15,000	$173,835
Mr. Janeway	January 1, 2008	15,000	$280,185
Ms. Martin	January 1, 2007	15,000	$173,835
Ms. Martin	January 1, 2008	15,000	$280,185
Mr. My ers	January 1 ,2007	15,000	$173,835
Mr. My ers	January 1, 2008	15,000	$280,185
Mr. Quigley	January 1, 2007	15,000	$173,835
Mr. Quigley	January 1, 2008	15,000	$280,185
Mr. Teresi	January 1, 2007	15,000	$173,835
Mr. Teresi	January 1, 2008	15,000	$280,185

The aggregate number of Stock Awards held by each director as of September 30, 2008 is set forth in the following table:

Name	Stock Awards
Mr. Berger	—
Mr. Frankenberg	25,000
Mr. Harris	25,000
Mr. Janeway	25,000
Ms. Martin	25,000
Mr. Myers	25,000
Mr. Quigley	25,000
Mr. Teresi	25,000

(2)

Amounts set forth in the Option Awards column represents the aggregate amount recognized for financial statement reporting purposes with respect to the directors for fiscal 2008, disregarding the estimate of forfeitures related to service-based vesting conditions, but otherwise computed in accordance with SFAS 123(R) based on the assumptions set forth in Note 17 to the Company’s consolidated financial statements as filed with the Securities and Exchange Commission on Form 10-K on December 1, 2008 (“Note 17”). There were no option award forfeitures by the directors during fiscal 2008, with the exception of Mr. Berger who forfeited 117,525 option awards due to his resignation from the Board on May 6, 2008.

The grant date fair value of each option award expensed during fiscal 2008 is set forth in the following table:

Name	Grant Date	Options (#)	Value ($)
Mr. Berger	September 15, 2005	670,945	$3.6846
Mr. Harris	Septemb er 15, 2005	50,000	$2.1980
Mr. Janeway	April 8, 2004	50,000	$3.1340
Mr. Quigley	September 15, 2005	50,000	$2.1980

The aggregate number of stock options held by each director as of September 30, 2008 is set forth in the following table:

Name	Stock Options
Mr. Berger	—
Mr. Frankenberg	210,854
Mr. Harris	50,000
Mr. Janeway	80,000
Ms. Martin	145,000
Mr. Myers	—
Mr. Quigley	184,189
Mr. Teresi	140,000

(3)

Mr. Berger’s stock compensation during fiscal 2008 included the value of 670,945 stock options assumed by the Company in connection with its acquisition of the former Nuance Communications, Inc., for which Mr. Berger served as Chief Executive Officer. Mr. Berger resigned from the Board on May 6, 2008.

(4)	Mr. Harris is not standing for reelection following the expiration of his term at our Annual Meeting.

EXECUTIVE COMPENSATION, MANAGEMENT AND OTHER INFORMATION

Information Concerning Executive Officers Who Are Not Directors

     Steven G. Chambers, 46, has served as President of our Mobile and Consumer Services Division since October 2007 and as President of our Enterprises Division since November 1, 2008. Prior to that position, Mr. Chambers served as President of our SpeechWorks Solutions Business Unit from March 2004 to October 2007. Mr. Chambers joined Nuance in August 2003 as General Manager of our Networks Business Unit in connection with our acquisition of SpeechWorks International, Inc. and was elected an executive officer on March 1, 2004. From September 1999 to August 2003, Mr. Chambers served as the Chief Marketing Officer of SpeechWorks International, Inc.

     Donald W. Hunt, 53, has served as our President of Global Sales since October 2007 and served as our Senior Vice President of Worldwide Sales from September 2006 to October 2007. Mr. Hunt was elected an executive officer effective November 2, 2006. From June 2004 through June 2006, Mr. Hunt served as Senior Vice President of Worldwide Sales of Macromedia, Inc., which was acquired by Adobe Systems Incorporated. Prior to joining Macromedia, from December 2001 to May 2003, Mr. Hunt served as Senior Vice President of Worldwide Field Operations for MatrixOne, Inc. From January 1999 to April 2001, Mr. Hunt served as Senior Vice President of Worldwide Field Operations at Genesys Telecommunications Laboratories, Inc. a subsidiary of Alcatel.

     John D. Shagoury, 50, has served as President of our Imaging Division since October 2007 and Co-President of our Imaging and Healthcare Division since November 2008. From March 2004 to October 2007, Mr. Shagoury served as President of our Productivity Business Applications Business Unit. From January 2003 to December 2003, Mr. Shagoury held the position of President of Kubi Software, Inc. From June 2000 to April 2002, Mr. Shagoury served as President of Lernout & Hauspie Holdings USA. From June 1998 to June 2000, Mr. Shagoury served as President of Dragon Systems, Inc.

     Thomas L. Beaudoin, 55, joined the Company on July 1, 2008 as our Executive Vice President of Finance and has served as our Executive Vice President and Chief Financial Officer since August 12, 2008. Mr. Beaudoin was employed by Polaroid Corporation from February 2004 to June 2008, during which time he served as President, Chief Financial Officer and Chief Operating Officer from July 2005 to June 2008 and Vice President and Controller from February 2004 to June 2005. Prior to joining Polaroid, Mr. Beaudoin served as a financial consultant to Sycamore Networks, Inc. from October 2003 to February 2004. From November 2002 to May 2003, Mr. Beaudoin served as acting Chief Financial Officer and from October 2000 to October 2002 was Senior Vice President of Finance for Parametric Technology Corporation.

     Jeanne F. McCann, 57, has served as Co-President of our Imaging and Healthcare Division since November 1, 2008. Ms. McCann served as our Executive Vice President of Operations from October 2007 to October 2008. From September 2003 to October 2007, Ms. McCann served as our Senior Vice President of Research and Development. From December 2001 to September 2003, Ms. McCann served as Senior Vice President of Speech Research and Development. From June 2000 to December 2001, Ms. McCann served as Senior Vice President, Development — SLS Division of Lernout & Hauspie. From July 1998 to June 2000, Ms. McCann served as Vice President, Development for Dragon Systems, Inc.

SUMMARY COMPENSATION TABLE

     The table below sets forth, for the period indicated, the compensation paid or granted by the Company to the individuals who served during fiscal 2008 as Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers of the Company, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers as of September 30, 2008 (collectively, the “Named Executive Officers”).

							Non-Equity
					Stock	Option	Incentive Plan		All Other
		Salary	Bonus		Awards	Awards	Compensation		Compensation		Total
Name and Principal Position	Year	($)	($)		($)(1)	($)(1)	($)		($)		($)

Paul A. Ricci,	2008	575,000			2,140,039	1,396,615	345,000	(2)	39,316	(3)	4,495,970
Chief Executive Officer	2007	575,000	—		4,487,773	1,615,508	(4)		29,700	(3)	6,707,981
Thomas L. Beaudoin	2008	87,500			47,241	44,383	31,500	(5)	4,725	(6)	215,349
Executive Vice President and Chief Financial Officer(7)
James R. Arnold, Jr.,	2008	312,500	100,000	(8)	848,524	279,493	93,750	(9)	34,317	(10)	1,668,584
Former Sr. Vice President and Chief Financial Officer(11)	2007	291,875	—		310,025	284,831	(12)		21,952	(10)	908,683
Steven G. Chambers,	2008	400,000			2,598,355	252,529	250,000	(13)	36,126	(14)	3,537,010
President, Mobile and Consumer Services Division	2007	286,458	—		908,879	475,940	80,002	(15)	26,547	(14)	1,777,826
Donald W. Hunt,	2008	350,000	—		842,322	442,627	287,055	(16)	23,245	(17)	1,945,249
President, Global Sales	2007	340,801	100,000	(18)	3,218,622	429,324	300,349	(19)	19,170	(17)	4,408,266
L. Wesley Hayden,	2008	400,000	—		2,830,127	229,041	—		63,885	(20)	3,523,053
President, Enterprise Division (21)

(1)

Amounts shown do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts shown are the compensation costs recognized by Nuance Communications, Inc. in fiscal 2007 and fiscal 2008 for equity awards as determined pursuant to FAS 123R disregarding forfeiture assumptions. These compensation costs reflect stock and option awards granted in and prior to fiscal 2007 and fiscal 2008. The assumptions used to calculate the value of option awards are set forth under Note 17 of the Notes to Consolidated Financial Statements included in Nuance Communications, Inc.’s Annual Report on Form 10- K for 2008 filed with the SEC on December 1, 2008.

(2)

Mr. Ricci earned this bonus pursuant to the Company’s 2008 Company Bonus Program, one-third of which will be paid in December 2008 and two-thirds of which will be paid prior to March 15, 2009. In addition to a cash bonus for fiscal 2008, Mr. Ricci will receive Restricted Stock Units having a value equal to $230,000 which will vest on March 13, 2009.

(3)	Represents the following:

2008
$
Matching contributions to 401(k) plan	4,600
Reimbursement for tax and financial planning services	10,000
Gross up for taxes on reimbursement for tax and	4,397
financial planning services
Enhanced long term disability benefits	6,480
Premiums for term life insurance policy	3,450
Company-paid car lease	8,633
Chairman’s Club	1,756
$
Total	39,316

2007
$
Matching contributions to 401(k) plan	4,500
Reimbursement for tax and financial planning services	10,000
Enhanced long term disability benefits	2,217
Premiums for term life insurance policy	2,300
Company-paid car lease	8,633
Chairman’s Club	2,050
$
Total	29,700

(4)	In lieu of a cash bonus for fiscal 2008, Mr. Ricci received Restricted Stock Units having a value equal to $575,000 on December 17, 2007 which vested on March 15, 2008.

(5)

Mr. Beaudoin earned this bonus pursuant to the Company’s 2008 Company Bonus Program, one-third of which will be paid in December 2008 and two-thirds of which will be paid in March 2009. In addition to a cash bonus for fiscal 2008, Mr. Beaudoin will receive Restricted Stock Units having a value equal to $21,000 which will vest on March 13, 2009.

(6)	Represents the following:

2008
$
Car Allowance	3,750
Enhanced long term disability benefits	,975
$
Total	4,725

(7)	Mr. Beaudoin began employment with the Company on July 1, 2008.

(8)	Represents a transition bonus of $100,000 that was paid to Mr. Arnold on August 15, 2008.

(9)	Represents a bonus pursuant to the Company’s 2008 Company Bonus Program which was paid in December 2008.

(10)	Represents the following:

2008
Matching contributions to 401(k) plan	$ 4,062
Reimbursement for tax and financial planning services	5,000
Gross-up for taxes on reimbursement for tax and financial	1,812
planning services
Enhanced long term disability benefits	3,342
Premiums for term life insurance policy	1,130
Executive Wellness Benefit	1,816
Gross-up for taxes on Wellness Benefit	399
Car Allowance	15,000
Chairman’s Club	1,756
Total	$ 34,317

2007
Matching contributions to 401(k) plan	$ 2,998
Reimbursement for tax and financial planning services	5,000
Gross-up in taxes for tax and financial planning services	1,829
Enhanced long term disability benefits	1,677
Premiums for term life insurance policy	188
Company-paid car lease	2,260
Car allowance	8,000
Total	$ 21,952

(11)	Mr. Arnold served as our Chief Financial Officer through August 11, 2008 and is currently Senior Vice President, Finance.

(12)	In lieu of a cash bonus for fiscal 2007, Mr. Arnold received Restricted Stock Units having a value equal to $150,000 on December 17, 2007 which vested on March 15, 2008.

(13)

Mr. Chambers earned this bonus pursuant to the Company’s 2008 Company Bonus Program, one-third of which will be paid in December 2008 and two-thirds of which will be paid in March 2009. In addition to a cash bonus for fiscal 2008, Mr. Chambers will receive Restricted Stock Units having a value equal to $100,000 which will vest on March 13, 2009.

(14)	Represents the following:

2008
Matching contributions to 401(k) plan	$ 4,446
Reimbursement for tax and financial planning services	5,000
Gross-up in taxes for tax and financial planning services	2,220
Enhanced long term disability benefits	4,121
Premiums for term life insurance policy	640
Car Allowance	15,000
Executive Wellness Benefit	2,225
Gross-up for taxes on Wellness Benefit	718
Chairman’s Club	1,756
Total	$ 36,126
2007
Matching contributions to 401(k) plan	$ 4,500
Reimbursement for tax and financial planning services	5,000
Gross-up in taxes for tax and financial planning services	2,326
Enhanced long term disability benefits	1,677
Premiums for term life insurance policy	131
Company-paid car lease	6,313
Car allowance	4,550
Chairman’s Club	2,050
Total	$ 26,547

(15)

Represents commission payments made to Mr. Chambers pursuant to his 2007 Sales Incentive Plan achievement. In addition, in lieu of a cash bonus for fiscal 2007, Mr. Chambers received Restricted Stock Units having a value equal to $91,250 on December 17, 2007 which vested on March 15, 2008.

(16)	Represents commission payments made to Mr. Hunt pursuant to his 2008 Sales Incentive Plan achievement.

(17)	Represents the following:

2008
Matching contributions to 401(k) plan	$ 2,368
Enhanced long term disability benefits	4,121
Car allowance	15,000
Chairman’s Club	1,756
Total	$ 23,245
2007
Matching contributions to 401(k) plan	$ 1,818
Enhanced long term disability benefits	1,677
Car allowance	13,625
Chairman’s Club	2,050
Total	$ 19,170

(18)	Represents sign-on bonus paid to Mr. Hunt.

(19)	Represents commission payments made to Mr. Hunt pursuant to his 2007 Sales Incentive Plan achievement.

(20)	Represents the following:

2008
Matching contributions to 401(k) plan	$ 488
Enhanced long term disability benefits	4,121
Car allowance	13,750
Temporary housing allowance	36,000
Reimbursement for tax and financial planning services	5,000
Gross-up in taxes for tax and financial planning services	2,770
Chairman’s Club	1,756
Total	$ 63,885

(21)	Mr. Hayden joined the company on October 1, 2007 and resigned effective October 31, 2008.

EMPLOYMENT, SEVERANCE AND CHANGE IN CONTROL AGREEMENTS

Chief Executive Officer

     Mr. Ricci serves as our Chief Executive Officer and Chairman of the Board. We entered into an amended and restated employment agreement with Mr. Ricci effective August 11, 2006. Pursuant to the new agreement, effective October 1, 2006, Mr. Ricci received an annual base salary of $575,000, with an annual bonus opportunity of up to one hundred percent of his base salary. The Company has also agreed to reimburse Mr. Ricci for up to $10,000 of tax and financial planning services and to provide a $15,000 car allowance to Mr. Ricci. Mr. Ricci also received the following equity-based compensation awards: (i) a grant of 750,000 shares of restricted stock which shall vest on August 11, 2009 (735,445 of the shares of restricted stock were issued on August 11, 2006 and 14,555 of the shares of restricted stock were issued on October 1, 2006), provided that the vesting of fifty percent of such shares shall accelerate upon the achievement of certain performance objectives established by the Board of Directors for the Company’s 2007 fiscal year and the vesting of the remaining fifty percent of such shares shall accelerate upon the achievement of certain performance objectives established by the Board of Directors for the Company’s 2008 fiscal year and (ii) a grant of 1,000,000 stock options which vest in three equal annual installments on each anniversary of the grant date. In addition, Mr. Ricci is entitled to receive an additional grant of 250,000 shares of restricted stock if (x) the vesting of the shares of restricted stock described above is accelerated based upon the achievement of the fiscal 2007 and fiscal 2008 performance objectives or (y) the closing price of the Company’s common stock on the NASDAQ Stock Market exceeds $18 per share for a period of ninety consecutive calendar days. If issued, the additional grant of shares of restricted stock shall be scheduled to vest on August 11, 2009. The grants of equity-based compensation pursuant to the terms of the employment agreement are intended to serve as Mr. Ricci’s equity-based compensation for the three-year term of the agreement, provided, however the Compensation Committee reserves the right to make additional grants of equity-based compensation to Mr. Ricci if deemed appropriate by the Compensation Committee.

     Upon any termination of Mr. Ricci’s employment by the Company, other than for cause, death or disability, or by Mr. Ricci for good reason, Mr. Ricci shall be entitled to continued payment of 1.5 times his base salary as then in effect and payment of one hundred percent of his target bonus as then in effect for a period of eighteen months following termination; provided, however, if such termination occurs within 12 months of a change in control of the Company, Mr. Ricci shall be entitled to continued payment of 2.0 times his base salary as then in effect and payment of one hundred percent of his target bonus as then in effect for a period of twenty-four months following termination. In addition, upon any termination of Mr. Ricci’s employment by the Company, other than for cause, death or disability, or by Mr. Ricci for good reason, (i) the vesting of all equity-based compensation awards issued to Mr. Ricci prior to August 11, 2006 shall accelerate and be fully vested as of the termination date and (ii) equity-based compensation awards issued on or after August 11, 2006 shall continue to vest during the severance period and any unvested options or awards at the termination of the severance period will be forfeited, provided, however, if such termination occurs within 12 months of a change in control of the Company, the vesting of one hundred percent of Mr. Ricci’s stock options and restricted stock shall accelerate upon the termination event. Following termination of Mr. Ricci’s employment, Mr. Ricci shall be entitled to exercise all stock options granted prior to August 11, 2006 for the life of the stock option, and all stock options granted on or after August 11, 2006 for the lesser of (i) the life of the stock option or (ii) two years following the termination date. If Mr. Ricci’s employment is terminated due to his death or disability, Mr. Ricci (or his legal heirs or designees) shall be entitled to receive his base salary through the termination date and all equity-based compensation awards issued to Mr. Ricci shall accelerate and be fully vested as of the termination date. Mr. Ricci is also entitled to continuation of certain Company benefits following termination of employment, as quantified below, depending on the circumstances surrounding such termination. Mr. Ricci has agreed not to compete with the Company or solicit the Company’s employees or customers during the period in which he is receiving severance payments from the Company.

     The agreement also provides for reimbursement to Mr. Ricci for excise tax payments which may be due pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), if payments to Mr. Ricci are deemed “parachute payments” within the meaning of Section 280G of the Code, subject to a maximum amount of $4,000,000. The Company has also agreed to provide an enhanced executive medical program and will reimburse up to $15,000 of services provided under the program annually. The Company has also agreed to reimburse Mr. Ricci up to $15,000 per year for post-retirement medical coverage for a ten year period. Mr. Ricci will only receive this benefit in the event that (i) Mr. Ricci’s employment is terminated within twelve months following a change in control of the Company or (ii) Mr. Ricci retires from active employment with the Company after the age of fifty-five.

     The following table describes the potential payments upon termination of Mr. Ricci’s employment by the Company without cause (as defined in his employment agreement) or by Mr. Ricci for good reason (as defined in his employment agreement). For purposes of valuing equity awards, the amounts below are based on a per share price of $12.19, which was the closing price as reported on the NASDAQ Global Select Market on September 30, 2008.

	Termination	Resignation for		Termination
	Without Cause	Good Reason	Retirement from	Due to	Termination
	(No Change of	(No Change of	Nuance	Death or	(Change of
	Control)	Control)	After Age 55	Disability	Control)

Severance Payment	$862,500	$862,500	—	$—	$1,150,000
Bonus	575,000	575,000	—	$—	575,000
Equity Awards	14,643,173	14,643,173	—	14,643,173	14,643,173
Benefits Continuation	24,651	24,651	—	32,868	32,868
Post-Retirement Medical Coverage	—	—	150,000	—	150,000
280G “Gross-up” Payment (maximum value)	—	—	—	—	4,000,000

Total	$16,105,324	$16,105,324	$150,000	$14,676,041	$20,551,041

Other Named Executive Officers

     Mr. Arnold served as our Chief Financial Officer through August 2008 and is currently Senior Vice President, Finance. As part of Mr. Arnold’s September 2004 offer letter, which includes a release of claims, a non-competition provision and a non-solicitation provision, in the event Mr. Arnold’s employment is terminated without cause and provided he executes our standard severance agreement, Mr. Arnold will receive a severance package of six months base salary and six months paid health insurance under COBRA. If Mr. Arnold’s employment is terminated without cause within six months following a change of control, he will receive a severance package of twelve months base salary and twelve months paid health insurance under COBRA, plus immediate acceleration of all of his unvested stock options and restricted stock.

     Mr. Beaudoin has served as our Chief Financial Officer since August 12, 2008. As part of Mr. Beaudoin’s June 3, 2008 offer letter, in the event Mr. Beaudoin’s employment is terminated without cause and provided he executes our standard severance agreement, Mr. Beaudoin will receive a severance package of six months base salary and six months paid health insurance under COBRA. If Mr. Beaudoin’s employment is terminated without cause within twelve months following a change of control, he will receive a severance package of twelve months base salary and twelve months paid health insurance under COBRA, plus immediate acceleration of all of his unvested time-based stock options and restricted stock.

     Mr. Chambers serves as President of our Mobility & Consumer Services Division. As part of Mr. Chambers August 2003 offer letter, in the event Mr. Chambers’ employment is terminated for any reason other than cause, Mr. Chambers will be eligible to receive a severance package that is equal to the greater of the severance provided under the Senior Management severance plan in place at the time of his termination or six months base salary and six months paid health insurance under COBRA. In the event there is a change in control and Mr. Chambers’ employment is terminated within six months following the change in control, all of his unvested stock options and restricted stock will become fully vested as of the effective date of the termination of his employment. If Mr. Chamber’s employment is terminated without cause within twelve months following a change of control, he will receive a severance package of twelve months base salary and twelve months paid health insurance under COBRA, plus immediate acceleration of all of his unvested time-based stock options and restricted stock.

     Mr. Hunt serves as our President, Worldwide Sales. As part of Mr. Hunt’s September 2006 offer letter, in the event Mr. Hunt’s employment is terminated without cause and provided he executes our standard severance agreement, Mr. Hunt will receive a severance package of twelve months base salary and twelve months paid health insurance under COBRA. If Mr. Hunt’s employment is terminated without cause within twelve months following a change of control, he will receive a severance package of twelve months base salary and twelve months paid health insurance under COBRA, plus immediate acceleration of all of his unvested stock options or restricted stock. In addition, if there is a change of control transaction and there is a significant reduction in Mr. Hunt’s duties, position, reporting status or responsibilities during the twelve month period following the change of control transaction, Mr. Hunt will have the right to the same change of control benefits, as outlined above, provided he remains with the Company for the full one-year period following the change of control, executes our standard severance agreement and gives notice of his intent to terminate employment within 30 days of the end of the twelve month period following the change of control transaction.

     The following tables describe the potential payments upon termination of employment of our Named Executive Officers, other than our Chief Executive Officer, by the Company without cause (as defined in each individual employment agreement or offer letter). For purposes of valuing equity awards, the amounts below are based on a per share price of $12.19, which was the closing price as reported on the NASDAQ Global Select Market on September 30, 2008.

Termination of Employment Without a Change of Control

		Accelerated
		Vesting of
	Severance Payment	Unvested Equity	Continuation of
Name	Upon Termination	Awards	Benefits	Total

James R. Arnold, Jr.	$162,500	—	$8,217	$170,717
Thomas L. Beaudoin	$175,000	—	$8,217	$183,217
Steven G. Chambers	$200,000	—	$2,839	$202,839
Donald W. Hunt	$350,000	—	$16,434	$366,434
L. Wesley Hayden(1)	—	—	—	—

Termination of Employment With a Change of Control

		Accelerated
		Vesting of
	Severance Payment	Unvested Equity	Continuation of
Name	Upon Termination	Awards	Benefits	Total

James R. Arnold, Jr.	$325,000	$1,599,806	$16,434	$1,941,240
Thomas L. Beaudoin	$350,000	$609,450	$16,434	$975,884
Steven G. Chambers	$400,000	$4,667,207	$5,678	$5,072,885
Donald W. Hunt	$350,000	$3,127,664	$16,434	$3,494,098
L. Wesley Hayden(1)	—	—	—	—

(1)	Mr. Hayden voluntarily resigned from the Company effective October 31, 2008 and, accordingly, was not entitled to any severance payments.

GRANTS OF PLAN BASED AWARDS

     The following table shows all plan-based awards granted to our Named Executive Officers during fiscal 2008. The awards identified in the table below are also reported in the Outstanding Equity Awards at Fiscal Year End table on the following page.

		Estimated Possible Payouts Under											Grant Date
		Non-Equity Incentive Plan				Estimated Future Payouts Under						Exercise or Base	Fair Value of
		Awards(1)				Equity Incentive Plan Awards						Price of Option	Stock and
		Threshold	Target		Maximum	Threshold	Target		Maximum	All Other		Awards	Option
Name	Grant Date	($)	($)		($)	(#)	(#)		(#)	Stock		($/Sh)	Awards ($)(2)

Paul A. Ricci	12/17/2007						30,864	(3)					557,682

	1/31/2008						250,000	(4)					3,972,250

	9/30/2008						125,000	(5)					1,523,625

	9/30/2008						200,000	(6)					2,437,800

	9/30/2008						125,000	(7)					1,523,625

	9/30/2008						300,000	(8)				12.19	1,952,610

	10/1/2007	379,500	575,000		718,750

James R. Arnold, Jr.	12/17/2007						8,051	(3)					145,474

	12/31/2007						12,500	(9)					233,488

	2/29/2008						50,000	(10)					823,995

	10/1/2007	103,125	156,250		195,313

Thomas L. Beaudoin	7/1/2008									75,000	(11)		1,137,675

	7/1/2008									50,000	(12)		758,450

	7/1/2008									100,000	(13)	15.17	712,570

	7/1/2008	31,500	52,500		65,625

Steven G. Chambers	12/17/2007						4,898	(3)					88,502

	10/1/2007						75,000	(14)					1,454,175

	10/1/2007						100,000	(15)					1,938,900

	10/1/2007	165,000	250,000		312,500		25,000	(16)					484,725

Donald W. Hunt	10/1/2007		287,055	(17)

L. Wesley Hayden	10/1/2007									100,000	(18)		1,938,900

	10/1/2007									300,000	(19)		5,816,700

	10/1/2007									15,000	(20)		290,835

	10/1/2007									100,000	(21)	19.39	916,790

	10/1/2007	158,400	240,000		300,000

(1)

The Company’s annual bonus program provides that annual bonuses may be paid in cash or shares of stock, which may or may not have additional vesting requirements, as determined by the Compensation Committee. The amounts reflected in this table as “Threshold,” “Target” and “Maximum” are estimated amounts and assume that each Named Executive Officer participating in the Company’s annual bonus program would receive a payment based solely upon the percent by which the program is funded. The actual amount paid to each Named Executive Officer is determined based upon their performance during the fiscal year. For fiscal 2008, the Compensation Committee determined that each Named Executive Officer would receive a percentage of their target amount and a portion of the amount payable pursuant to the Bonus Program would be paid in the form of Restricted Stock Units which will vest on March 13, 2009. Details of the actual amounts earned by the Named Executive Officers and the restricted stock grants are set forth in the footnotes to the Summary Compensation Table above.

(2)

Reflects the grant date fair value of each target equity award computed in accordance with FAS 123(R). The assumptions used in the valuation of these awards are set forth in Note 17 to the Company’s consolidated financial statements as filed with the Securities and Exchange Commission on Form 10-K on December 1, 2008. These amounts do not correspond to the actual value that will be recognized by the Named Executive Officers.

(3)	These grants were issued pursuant to the Company’s fiscal 2007 Bonus Plan and vested one hundred percent on March 15, 2008.

(4)

This grant was made pursuant to Mr. Ricci’s employment contract where he was to be granted 250,000 Restricted Shares if the closing price of Nuance Common Stock equaled or exceeded $18.00 for a consecutive 90 day period. This target was achieved and the grant will vest 100% on August 11, 2009.

(5)	This grant is performance-based and will vest one hundred percent if Mr. Ricci achieves fiscal 2010 corporate financial targets.

(6)	This grant is performance-based and will vest one hundred percent if Mr. Ricci achieves fiscal 2009 corporate financial targets.

(7)	This grant is time-based and will vest one hundred percent on September 30, 2010.

(8)	This option, which has a seven year term, will vest 100% on the second anniversary of the grant date.

(9)	This grant was issued to Mr. Arnold as a performance based award and was tied to transitional goals. This performance goal was achieved and the shares vested on December 3, 2008.

(10)

This grant is a time-based award that vests 100% on February 29, 2011 with acceleration opportunity of 50% for achievement of fiscal 2008 corporate goals and 50% for fiscal 2009 corporate goals. Corporate targets for fiscal 2008 were not achieved, therefore 50% will vest on February 29, 2011.

(11)

This new hire inducement grant is a performance-based award that vests 25% annually if performance targets for each measurement period are achieved. If performance targets are not achieved, shares for the applicable measurement period will not vest and will be forfeited.

(12)	This new hire inducement grant is a time-based award that vests 25% annually over a four-year period.

(13)	This new hire inducement option, which has a seven year term, will vest 25% on the first anniversary date of grant and monthly thereafter.

(14)

This grant is a performance-based award that vests 25% in fiscal 2008, 50% in fiscal 2009 and 25% in fiscal 2010 if goals in the applicable period are achieved. Goals for fiscal 2008 were achieved and vested on December 5, 2008. If goals are not achieved for applicable periods, shares will not vest and will be forfeited.

(15)	This grant is a time-based award that vests 100% on October 1, 2010 with acceleration opportunity of 50% for achievement of fiscal 2009 corporate goals and 50% for fiscal 2010 corporate goals.

(16)	This grant is a time-based award that vested 100% on March 31, 2008.

(17)	Mr. Hunt did not participate in the Company’s fiscal 2008 Bonus Program. This amount represents the actual amount paid to Mr. Hunt pursuant to his sales commission program.

(18)

This new hire inducement grant is a performance-based award that vests one-third in fiscal 2008, one-third in fiscal 2009 and one-third in fiscal 2010 if goals in applicable period are achieved. Goals for fiscal 2008 were not achieved and therefore did not vest. Mr. Hayden resigned from the Company on October 31, 2008. Therefore, the remaining grants were cancelled.

(19)

This new hire inducement grant is a time-based grant which vests 25% on first anniversary grant date and remaining 75% cliff vest on October 1, 2011 with an opportunity for acceleration of 25% for achievement of fiscal 2009 corporate targets and 25% acceleration opportunity for achievement of fiscal 2010 corporate targets. Mr. Hayden resigned from the Company on October 31, 2008, therefore, the remaining grants were cancelled.

(20)	This new hire inducement grant was a time-based grant which vested 50% on April 1, 2008 and 50% on October 1, 2008.

(21)

This new hire inducement option, which has a seven year term, will vest 25% on the first anniversary date of grant and monthly thereafter. Mr. Hayden resigned from the Company on October 31, 2008, therefore, the options were cancelled.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

     The following table sets forth all outstanding equity awards held by each Named Executive Officer outstanding as of September 30, 2008:

										Stock Awards
										Equity Incentive		Equity Incentive
										Plan Awards:		Plan Awards:
										Number of		Market or
		Option Awards								Unearned		Payout
		Number of	Number of				Number of		Market	Shares, or		Value of
		Securities	Securities				Shares or		Value of	Units		Unearned
		Underlying	Underlying				Units of		Shares or	or Other		Shares,
		Unexercised	Unexercised		Option		Stock That		Units of Stock	Rights		Units or
		Options	Options		Exercise	Option	Have Not		That Have Not	That Have Not		Other Rights That
	Grant	Exercisable	Unexercisable		Price	Expiration	Vested		Vested	Vested		Have Not Vested
Name	Date	(#)	(#)		($)	Date	(#)		($)	(#)		($)

Paul A. Ricci	—	—	—		—	—	750,000	(1)	9,142,500	325,000	(2)	3,961,750
	8/17/2000	490,000	—		1.3438	8/17/2010	—		—	—		—
	4/29/2002	561,554	—		5.36	4/29/2012	—		—	—		—
	6/14/2002	450,000	—		6.97	6/14/2012	—		—	—		—
	3/16/2005	750,000	—		3.79	3/16/2012	—		—	—		—
	8/11/2006	666,667	333,333	(3)	7.57	8/11/2013	—		—	—		—
	2/2/1999	20,000	—		1.69	3/2/2009	—		—	—		—
	1/2/2000	5,000	—		4.75	1/3/2010	—		—	—		—
	9/30/2008		300,000	(4)	12.19	9/30/2015	—		—	—		—
James R. Arnold, Jr.	9/30/2004	239,000	—		4.08	9/30/2011	—		—	—		—
	2/28/2005	100,000	—		4.29	2/29/2012	—		—	—		—
	4/16/2007	8,334	16,666	(5)	16.41	4/16/2014	87,500	(6)	1,066,625	43,750	(7)	533,313
Thomas Beaudoin	7/1/2008	—	100,000	(8)	15.17	7/1/2015	50,000	(9)	609,500	75,000	(10)	914,250
Steven G. Chambers	2/27/2004	111,666	—		5.46	2/27/2011	—		—	—		—
	8/15/2003	8,334	—		4.29	2/29/2012
	2/15/2006	66,667	33,333	(11)	9.30	2/15/2013	—		—	—		—
	4/16/2007	8,334	16,666	(12)	16.41	4/16/2014	—		—	—		—
							237,500	(13)	2,895,125	137,500	(14)	1,676,125
Donald W. Hunt	10/10/2006	58,666	208,334	(15)	9.61	10/10/2013	—		—	—		—
		—	—		—	—	212,500	(16)	2,590,375	150,000	(17)	1,828,500
L. Wesley Hayden	10/1/2007		100,000	(18)	19.39	10/1/2014	307,500	(19)	3,748,425	100,000	(20)	1,219,000

(1)

375,000 of these shares will vest one hundred percent on the 3rd anniversary of the date of grant, August 11, 2009, with opportunities for acceleration upon the achievement of goals for fiscal 2008. Upon the filing of the Company’s Annual Report on Form 10-K for fiscal 2008, it was determined that the fiscal 2008 corporate goals had not been achieved, therefore the shares will time-vest on August 11, 2009. 250,000 of these shares will time-vest on August 11, 2009 and 125,000 will time-vest on September 30, 2010.

(2)

These shares are performance-based shares that vest 200,000 for achievement of fiscal 2009 corporate targets and 125,000 for achievement of fiscal 2010 corporate targets. If targets for applicable fiscal year are not met, shares will not vest and will be forfeited.

(3)	This grant vests one-third annually over a three year period.

(4)	This grant cliff vests on September 30, 2010.

(5)	This grant vests one-third annually over a three year period.

(6)

37,500 of these shares vest on April 16, 2010, 50,000 of these shares vest on February 28, 2011 with the opportunity to accelerate 50% for achievement of fiscal 2008 corporate targets and 50% for achievement of fiscal 2009 corporate targets. Upon the filing of the Company’s Annual Report on Form 10-K for fiscal 2008, it was determined that the fiscal 2008 corporate goals had not been achieved, therefore the shares did not accelerate and will time-vest on February 28, 2011.

(7)

These shares are performance-based shares that vest 25,000 for achievement of fiscal 2008 transition goals; 12,500 for achievement of fiscal 2009 goals and 6,250 for 1st half fiscal 2010 goals. If targets for applicable fiscal year are not met, shares will not vest and will be forfeited. On December 3, 2008, the 25,000 shares tied to fiscal 2008 transition goals were achieved and shares were released.

(8)	This grant vests twenty-five percent on the grant date anniversary and then vests monthly thereafter.

(9)	This grant is time-based and vests 25% annually on grant anniversary date.

(10)

These shares are performance based and will vest 25% on each grant anniversary date if goals for each year are achieved. If goals are not achieved, shares for applicable period will not vest and will be forfeited.

(11)	This grant will vest one third on each anniversary of the grant date.

(12)	This grant will vest one third on each anniversary of the grant date.

(13)

100,000 of these shares will vest on April 16, 2010. 37,500 of these shares will vest on February 15, 2009, the third anniversary of the date of grant, with opportunities for acceleration upon the achievement of goals for fiscal 2008. Upon the filing of the Company’s Annual Report on Form 10-K for fiscal 2008, it was determined that the fiscal 2008 corporate goals had not been achieved, therefore the shares did not accelerate and will time-vest February 15, 2009. 100,000 of these shares will cliff vest on October 1, 2010 with opportunities for acceleration of 50% for fiscal 2009 and 50% for fiscal 2010.

(14)

These grants are performance based and will only vest upon the achievement of certain individual objectives. 43,750 of these shares were tied to fiscal 2008 performance; 62,500 of these shares are tied to fiscal 2009 performance; and 31,250 are tied to fiscal 2010 performance. If goals are not achieved, shares for applicable period will not vest and will be forfeited. Upon the filing of the Company’s Annual Report on Form 10-K for fiscal 2008, it was determined that the fiscal 2008 goals had been achieved, therefore the shares vested and were released on December 5, 2008.

(15)	This grant vests twenty-five percent on the grant date anniversary and then vests monthly thereafter.

(16)

100,000 of these shares vest in 50,000 share increments on October 10, 2008 and October 10, 2009. 112,500 of these shares will vest on October 10, 2009, the third anniversary of the date of grant with opportunities for acceleration upon achievement of goals for fiscal year 2008. Upon the filing of the Company’s Annual Report on Form 10-K for fiscal 2008, it was determined that the fiscal 2008 corporate goals had not been achieved, therefore the shares did not accelerate and will time- vest on October 10, 2009.

(17)	These shares are performance-based and will only vest, if ever, upon achievement of financial goals for fiscal 2009. If goals are not achieved, shares will not vest and will be forfeited

(18)	This grant vests twenty-five percent on the grant date anniversary and then vests monthly thereafter. Mr. Hayden resigned from the Company on October 31, 2008 therefore shares were cancelled.

(19)

82,500 of these shares vested on October 1, 2008; 225,000 of these shares will cliff vest on October 1, 2011 with opportunities for acceleration of 25% for fiscal 2009 corporate targets and 25% for fiscal 2010 corporate targets. Mr. Hayden resigned from the Company on October 31, 2008 therefore unvested shares were forfeited.

(20)

These grants are performance based and will only vest upon the achievement of certain individual objectives. 33,000 of these shares were tied to fiscal 2008 performance; 33,000 of these shares are tied to FY2009 performance; and 34,000 are tied to fiscal 2010 performance. If goals are not achieved, shares for applicable period will not vest and will be forfeited. Upon the filing of the Company’s Annual Report on Form 10-K for fiscal 2008, it was determined that the fiscal 2008 goals had not been achieved, therefore the shares were forfeited. Mr. Hayden resigned from the Company on October 31, 2008 therefore the remaining shares were forfeited.

OPTION EXERCISES AND STOCK VESTED

     The following table shows all stock options exercised and value realized upon exercise, and all Stock Awards vested and value realized upon vesting, by our Named Executive Officers during fiscal 2008.

	Option Awards		Stock Awards
	Number of Shares	Value Realized on	Number of Shares	Total Value
	Acquired on Exercise	Exercise	Acquired on Vesting	Realized on Vesting
Name	(#)	($)	(#)	($)

Paul A. Ricci	550,000	9,005,044	405,864	8,039,143
James R. Arnold, Jr.	136,000	2,138,778	8,051	139,757
Thomas L. Beaudoin	—	—	—	—
Steven G. Chambers	175,000	2,207,878	79,898	1,520,699
Donald W. Hunt	133,333	1,113,636	237,500	4,850,138
Wes Hayden	—	—	7,500	136,718

EQUITY COMPENSATION PLAN INFORMATION

     As of September 30, 2008, there were 14,966,514 shares subject to issuance upon exercise of outstanding options under all of our equity compensation plans referred to in the table below, at a weighted average exercise price of $7.47, and with a weighted average remaining life of 4.6 years. As of September 30, 2008, there were 2,729,370 shares available for issuance under those plans.

     The following table provides information as of September 30, 2008 with respect to the shares of Common Stock that may be issued under existing equity compensation plans.

(c)
Number of
Securities
Remaining
			(b)	Available for Future
	(a)		Weighted	Issuance Under
	Number of		Average	Equity
	Securities to be		Exercise Price	Compensation
	Issued Upon		of	Plans (Excluding
	Exercise of		Outstanding	Securities Reflected
	Options		Options	in Column (a))

Equity compensation plans approved by shareholders(1)	7,261,139	(2)	$7.76	4,702,083	(3)
Equity compensation plans not approved by shareholders(4)(5)	4,773,378	(6)(7)	$7.71	746,219

Total equity compensation plans	12,034,517		$7.74	5,448,302

(1)	Consists of our 1995 Directors’ Stock Option Plan, 1993 Incentive Stock Option Plan, 1995 Employee Stock Purchase Plan, 1997 Employee Stock Option Plan, 1998 Stock Option Plan and 2000 Stock Plan.

(2)

Excludes securities to be issued upon vesting of restricted stock units. As of September 30, 2008, 4,399,288 shares of the Company’s Common Stock were issuable upon vesting of the restricted stock units.

(3)	Includes 2,718,932 shares of the Company’s Common Stock available for future issuance under the 1995 Employee Stock Purchase Plan.

(4)

Includes a stand-alone stock option grant to Mr. Ricci, a stand-alone stock option grant to Mr. Hunt, a stand-alone grant to Mr. Hayden, a stand-alone grant to Mr. Beaudoin, inducement grants issued to former BeVocal, Inc. employees as part of the acquisition, described more fully below, our 2000 Nonstatutory Stock Option Plan, our 1999 Stock Plan (formerly the eScription 1999 Stock Option Plan) and our 2003 Stock Plan (formerly the SpeechWorks International, Inc. 2000 Employee, Director and Consultant Stock Plan).

(5)

Excludes options assumed by the Company in the acquisitions of Caere, the former Nuance Communications, Inc., BeVocal, Inc., VoiceSignal Technologies, Inc. and eScription, Inc. As of September 30, 2008, a total of 2,961,997 shares of the Company’s Common Stock were issuable upon exercise of the assumed options. The weighted average exercise price of the outstanding assumed options is $6.40 per share and they have an average weighted life remaining of 6.3 years. No additional options may be granted under the assumed options or their related plans, with the exception of the plan assumed in the eScription acquisition as described below.

(6)

Excludes securities to be issued upon vesting of restricted stock units under the Company’s assumed 2003 Stock Plan (formerly SpeechWorks International, Inc. 2000 Employee, Director and Consultant Stock Plan) and the assumed 1999 eScription, Inc. Stock Plan. As of September 30, 2008, 1,276,965 shares of the Company’s Common Stock were issuable upon vesting of restricted stock units.

Excludes stand-alone restricted stock unit awards that were issued and outstanding as of September 30, 2008 pursuant to the hiring of Mr. Hunt totaling 362,500. See Outstanding Equity Awards at Fiscal Year End table for details of these awards issued and outstanding to Mr. Hunt.

Excludes stand-alone restricted stock unit awards that were issued and outstanding as of September 30, 2008 pursuant to the hiring of Mr. Hayden totaling 407,500. See Outstanding Equity Awards at Fiscal Year End table for details of these awards issued and outstanding to Mr. Hayden.

Excludes stand-alone restricted stock unit awards that were issued pursuant to the hiring of Mr. Beaudoin totaling 125,000. See Outstanding Equity Awards at Fiscal Year End table for details of these awards issued and outstanding to Mr. Beaudoin.

Excludes stand-alone restricted stock unit awards that were issued pursuant to the hiring of Mr. Tezuka totaling 75,000. 50,000 of the restricted stock units are time-based and vest annually over a 4-year period. 25,000 of the restricted stock units are subject to performance goals and will vest at the end of fiscal 2010 if performance targets are achieved.

Excludes stand-alone restricted stock unit awards that were issued pursuant to the hiring of Mr. Tempesta totaling 60,000. 20,000 of these restricted stock units vest annually over a 4-year period for the achievement of performance targets. 40,000 of these restricted stock units are time-based and vest in equal installments over a 4-year period.

Excludes stand-alone restricted stock unit awards that were issued pursuant to the hiring of Mr. Chisholm totaling 286,137. 214,602 of these restricted stock units will time-vest over a 22 month period vesting 100% on November 26,2009. 71,535 of these restricted stock units will vest if performance targets for fiscal 2009 are achieved.

Excludes stand-alone restricted stock unit awards that were issued pursuant to the hiring of several employees in June 2008 totaling 228,000. These restricted stock units will vest over a three to four year period.

Excludes stand-alone restricted stock unit awards issued in connection with the Company’s acquisitions of BeVocal, VoiceSignal Technologies, Inc., Tegic Corporation, Focus Infomatics, Viecore, Vocada and Commissure. A total of 1,894,628 restricted stock units were unvested as of September 30, 2008. Shares subject to the restricted stock units vest over a three to four year period.

(7)

Includes the remaining outstanding shares from a stand-alone stock option to purchase 490,000 shares of the Company’s Common Stock granted to Mr. Ricci at a per share exercise price of $1.3438 on August 17, 2000. This option, which was issued in connection with the hiring of Mr. Ricci, is fully vested and exercisable. In the event of termination of employment, Mr. Ricci will have the remaining term of the option to exercise any unexercised options.

Includes the remaining outstanding shares from a stand-alone option to purchase 267,000 shares of the Company’s Common Stock granted to Mr. Hunt at a per share exercise price of $9.61 on October 10, 2006. This option, which was issued in connection with the hiring of Mr. Hunt, has 58,666 shares exercisable as of September 30, 2008. See Outstanding Equity Awards at Fiscal Year End table for details of this option issued and outstanding to Mr. Hunt.

Includes a stand-alone stock option to purchase 100,000 shares of the Company’s Common Stock granted to Mr. Hayden at a per share exercise price of $19.39 on October 1, 2007. This option, which was issued in connection with the hiring of Mr. Hayden, has no shares exercisable as of September 30, 2008. See Outstanding Equity Awards at Fiscal Year End table for details of this option issued and outstanding to Mr. Hayden.

Includes a stand-alone stock option to purchase 100,000 shares of the Company’s Common Stock granted to Mr. Beaudoin at a per share exercise price of $15.17 on July 1, 2008. This option, which was issued in connection with the hiring of

Mr. Beaudoin, has no shares exercisable as of September 30, 2008. See Outstanding Equity Awards at Fiscal Year End table for details of this option issued and outstanding to Mr. Beaudoin.

Includes stand-alone stock option grants that were issued in connection with the Company’s acquisition of BeVocal, Inc. A total of 554,510 stock options to purchase shares of the Company’s Common Stock were outstanding as of September 30, 2008. These options were issued at a price of $16.30, have a seven-year term and as of September 30, 2008 there were 194,102 shares exercisable.

COMPENSATION DISCUSSION & ANALYSIS

Role and Authority of Our Compensation Committee

     The members of the Compensation Committee are Messrs. Frankenberg (Chair) and Myers. Each of whom qualifies as (i) an “independent director” under the requirements of the NASDAQ Stock Market, (ii) a “non-employee director” under Rule 16b-3 of the Securities Exchange Act of 1934, and (iii) an “outside director” under Section 162(m) of the Code. Our Board of Directors created the Compensation Committee to discharge the Board’s responsibilities relating to compensation of the Company’s executive officers. The Compensation Committee has overall responsibility for approving and evaluating the executive officer compensation plans, policies and programs of the Company. The mandate of the Compensation Committee is to review and recommend to the Board of Directors the Company’s compensation and benefit policies, and oversee, evaluate and approve compensation plans, policies and programs for our executive officers.

     The Compensation Committee has adopted a written charter approved by the Board of Directors, which is available on the Company’s website at http://www.nuance.com/company/governance/compensation.asp.

The Compensation Committee’s responsibilities are discussed in detail in the charter and include:

  reviewing and approving for the Chief Executive Officer and the executive officers of the Company (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements/provisions, and (e) any other benefits, compensation or arrangements; and

  making recommendations to the Board of Directors with respect to incentive compensation plans.

     The Compensation Committee establishes all elements of compensation paid to our Chief Executive Officer and reviews and approves all elements of compensation paid to our other executive officers, including all of the other executive officers named in the Summary Compensation Table (these executive officers together with the Chief Executive Officer are referred to herein as the “Named Executive Officers”). The Chief Executive Officer, in consultation with the Vice President of Human Resources and other members of our senior management, makes all decisions regarding the compensation of our other executive officers. The Compensation Committee also reviews the compensation of all non-employee directors and recommends changes, when appropriate, to the Board of Directors.

     In carrying out its responsibilities, the Compensation Committee may engage outside consultants and/or consult with the Company’s Human Resources department as the Compensation Committee determines to be appropriate. The Compensation Committee also may obtain advice and assistance from internal or external legal, accounting or other advisers selected by the Compensation Committee. The Compensation Committee may delegate any of its responsibilities to one or more subcommittees, to the extent permitted by applicable law. The Compensation Committee did not delegate any responsibilities to a subcommittee during fiscal 2008.

Compensation Philosophy

     Our compensation philosophy is designed to promote the Company’s business objectives on the principle that the Company’s achievements result from the coordinated efforts of all employees working toward common strategic goals. Our success depends on achieving a level of performance that is focused on results that support the execution of our objectives as outlined in our operating plan. Our guiding compensation principles focus on:

  aligning the interests of the Company’s executives and employees with those of the Company’s stockholders and customers;

  linking executive and employee compensation to the Company’s performance;

  offering significant levels of at-risk compensation in the form of stock options and restricted stock awards so that the long- term reward available to the Company’s executive officers will have a direct correlation to stockholder value; and

  attracting, retaining and motivating the best employees.

     We support a “pay-for-performance” philosophy by measuring performance and recognizing and rewarding employee contributions toward financial success. Our objective is to implement strategies for delivering compensation that are competitive with the overall software industry, provide sufficient emphasis on pay-for-performance and are appropriately aligned with the Company’s financial goals and long-term stockholder returns.

Compensation Consultant

     The Compensation Committee retained an independent consultant, Radford Surveys and Consulting, as its compensation consultant to assist the Compensation Committee with implementing the Company’s total compensation program. Radford provides the Compensation Committee with research, comparative market data and advice to consider and evaluate when making compensation decisions.

Competitive Positioning

     In order to determine the competitiveness of our overall compensation for executive officers, we review the compensation for comparable positions within our industry, the historical compensation levels of our executive officers and the individual performance of executive officers evaluated against their individual objectives established for the preceding year. The Compensation Committee believes the group of software companies it benchmarks provides an appropriate peer group because the Company competes for the same employee pool at the executive level and has similar market practices. The Compensation Committee uses data that it obtains from these companies through surveys, proxy statements and other public filings. In addition, this data is supplemented by survey data on the broader software and high technology markets provided by Radford Surveys and Consulting. The Compensation Committee annually reviews the companies in our peer group and makes changes as necessary to ensure that our peer group comparisons are appropriate. The following sixteen companies comprised our peer group for fiscal 2008:

●	BEA Systems	●	Business Objects	●	Cadence Design Systems
●	Citrix Systems	●	McAfee	●	Mentor Graphics
●	NAVTEQ	●	NDS Group	●	Parametric Technology
●	Quest Software	●	Sybase	●	SYNOPSYS INC.
●	THQ Inc.	●	TIBCO Software	●	VeriFone Holdings
●	VMWare

     The Compensation Committee targets base salaries at the 25th — 50th percentile for our peer group. The Compensation Committee has made the determination to place a greater emphasis on the at-risk-earnings to better align the interest of our executives with our stockholders. The Compensation Committee offers significant levels of at-risk compensation in the form of stock options and restricted stock awards that are directly tied to stockholder value. The Compensation Committee targets total direct compensation (comprised of base salary, annual cash incentives and equity-based compensation) to be heavily driven by company performance. At the target level of performance, total direct compensation is positioned at the 75th percentile of our peer group, although actual compensation paid can be below the 50th percentile or above 75th percentile based on actual performance. To arrive at these percentiles for the base salaries, cash incentive targets and total direct compensation of our Named Executive Officers, the Compensation Committee considers corresponding percentile data gathered from proxy statements for the positions of the Named Executive Officers in relation to the Named Executive Officers of our peer group as well as the same data from published surveys for each position.

Elements of Executive Compensation

     We have a performance-focused compensation philosophy that places emphasis on at-risk pay with a balanced focus between short-term and long-term strategic objectives. Consistent with this philosophy, a significant majority of the target total annual direct compensation available to our Named Executive Officers is variable depending on the Company’s results. To achieve this we use equity-based compensation in the form of stock options, time based restricted stock units (TBRSU), performance based restricted stock units (PBRSU) and a performance-based annual bonus program that may be paid out in cash or stock (with or without additional vesting provisions) or a combination of both (Bonus Program). The performance measures we establish for the PBRSU grants and Bonus Program targets are designed to promote stockholder return, market, revenue and earnings growth. The Compensation Committee consulted with its compensation consultant in deciding how to balance our long-term versus short-term incentives, and given the cyclical nature of the software industry, it has decided to establish performance goals based on financial targets. Our performance measurement period for our Bonus Program and for the PBRSU grants was our 2008 fiscal year and was based upon financial targets for both the Bonus Program and for the PBRSU grants. PBRSU grants are classified as long-term incentives because they are stock based and vest only if the performance criteria have been achieved. The PBRSU grants range from one to four year vesting terms with a percentage of the underlying shares covering up to four fiscal periods as further summarized in the Grants of Plan Based Awards table. The executives also have TBRSU grants that cliff vest three years from the date of grant with opportunities to accelerate percentages of the underlying shares for achievement of Company financial targets. See Grants of Plan Based Awards table for details of awards issued to Named-Executive Officers.

     Our annual Bonus Program payments are based upon the achievement of Company financial targets approved by the Compensation Committee which are based on the Board-approved financial plan for the Company. For fiscal 2008, executives were entitled to receive one-hundred percent of their target bonus if the Company achieved non-GAAP revenue of $920 million and non-GAAP earnings per share of $0.78, however, the Compensation Committee has the discretion to approve bonus payments which are higher or lower than the target bonus amounts in the event the Company under or over achieves these targets. Accelerated vesting of fifty percent of the TBRSU grants issued to the Named Executive Officers was also based on the achievement of non-GAAP revenue of $920 million and non-GAAP earnings per share of $0.78. Vesting of PBRSU grants issued to the Named Executive Officers is based upon the achievement of confidential performance objectives established on an individual basis by the Compensation Committee. Individual performance objectives are approved by the Compensation Committee and include objectives related to financial performance goals.

Determination of Executive Officer Compensation

     We review executive officer compensation annually to ensure that it is consistent with our compensation philosophies, Company and individual performance, changes in the market and executives’ individual responsibilities. Within the second quarter of our fiscal year we conduct a review of each executive officer, including the Chief Executive Officer. The Chief Executive Officer presents to the Compensation Committee his evaluation of each executive officer, which includes a review of the executive’s contribution and performance during the past year (as compared to the goals we established at the beginning of the fiscal year for the executive as described in more detail below), strengths, weaknesses, development plans and succession potential. The Company’s human resources group also assists in the reviews of the executive officers, all of whom report directly to the Chief Executive Officer. The reviews typically focus on the executive’s performance in the past year. The Compensation Committee then makes its own assessments based on the Chief Executive Officer’s presentation and, based on its assessments, approves each executive’s bonus award for the past year, including any discretionary elements to such awards, and the elements of each executive’s total compensation, including performance-based compensation, for the following fiscal year, taking into account in each case the Chief Executive Officer’s evaluation, the scope of the executive’s responsibilities and experience and the Compensation Committee’s own review of survey data provided by Radford Surveys and Consulting.

     The Compensation Committee works with the Chief Executive Officer to define and establish his annual goals. In fiscal 2008, Mr. Ricci’s goals were based on achievement of the non-GAAP revenue and earnings per share targets established by the Company’s Board of Directors as part of the Company’s fiscal 2008 operating plan. The Chief Executive Officer works in conjunction with the other Named Executive Officers to develop their goals, which are approved by the Compensation Committee. The Named Executive Officers’ goals are designed to align with the Company and Chief Executive Officer goals. The fiscal 2008 goals for our Named Executive Officers varied based on their respective business functions and responsibilities; however, they generally included a mix of financial, operational, strategic and qualitative goals based on financial metrics. The Company and individual goals for our executives are established in a manner such that target attainment is not assured; meaning the executives’ receipt of compensation for performance at or above target will require significant effort on their part.

     In fiscal 2008, the compensation for the Named Executive Officers comprised the following elements, each of which is discussed in greater detail below:

  Base salary;

  Performance-Based Incentive Compensation;

  Long-Term Equity Incentive Compensation;

  Retirement and other benefits;

  Perquisites; and

  Severance benefits.

Base Salary

     Base salary reflects the executive’s responsibilities, performance and expertise and is designed to be competitive with salary levels in effect at comparable high-technology companies. The base salary provides a basic level of compensation and is necessary to recruit and retain executives. The Compensation Committee establishes salaries on the data provided by its compensation consultant for software companies within our peer group. We generally tie the amount of short-term incentive compensation and severance benefits to an executive’s base compensation.

Performance-Based Incentive Compensation

     Our Bonus Program is based upon the Company’s achievement of pre-established financial goals for the fiscal year. With respect to Mr. Hunt, however, 100 percent of his variable amount is based upon the achievement of his sales incentive target which is paid out quarterly based on actual achievement. Annual bonuses may be paid in cash or restricted stock units, which may or may not have additional vesting requirements established by the Compensation Committee. The bonus program is designed to support our strategic business objectives, promote the attainment of specific financial goals, reward achievement of specific performance objectives, and encourage leadership and teamwork. The targets for payment of annual cash bonuses are based on the Company’s confidential non-GAAP revenue and earnings per share targets for the applicable fiscal year. Minimum and maximum performance targets are established by the Compensation Committee and adjusted during the year, if appropriate, to reflect the impact of acquisitions. The amount of each executive’s actual bonus is based on the extent to which the Company achieves or exceeds the targets. Each executive is assigned a participation level that generally reflects the executive’s position and is expressed as a percentage of the executive’s base salary. The participation levels for the Company’s Named Executive Officers for fiscal 2008 (other than Mr. Hunt whose annual bonus is commission based), and the bonus amounts the Named Executive Officers were entitled to, are set forth below:

	Participation	Fiscal 2008
Name	Level	Bonus Amount(1)

Paul A. Ricci	100%	$575,000
James R. Arnold, Jr.	50%	156,250
Thomas L. Beaudoin(2)	60%	210,000
Steven G. Chambers	63%	250,000
L. Wesley Hayden	60%	240,000

(1)

Bonuses for fiscal 2008 were paid out in a combination of cash and restricted stock units. The Compensation Committee approved the payment of cash and issuance of Restricted Stock Units having a value equal to the bonus amounts. The Restricted Stock Units vest on March 13, 2009 and the Cash payments will be made 1/3 in December and 2/3 in March 2009, other than the Restricted Stock Units for Mr. Arnold, which were paid out on December 31, 2008. Details on actual payments amounts are disclosed in the Executive Compensation Table.

(2)	Mr. Beaudoin’s bonus for fiscal 2008 will be pro-rated based upon his employment date of July 1, 2008.

     As noted above, fifty percent of the TBRSU grants issued to our executive officers are subject to accelerated vesting upon the achievement of fiscal 2008 Company financial targets established by the Compensation Committee, specifically non-GAAP revenue of $920 million and non-GAAP earnings per share of $0.78. The Compensation Committee determined that these financial objectives were not achieved, accordingly, the vesting of fifty percent of the TBRSU grants were not accelerated. In addition, as noted above, the vesting of PBRSU grants issued to the Named Executive Officers is based upon the achievement of confidential performance objectives established on an individual basis by the Compensation Committee. Individual performance objectives are approved by the Compensation Committee and include objectives related to financial and other performance goals. For fiscal 2008, Mr. Chambers was the only Named Executive Officer that achieved his financial performance objectives resulting in the vesting of 43,750 of his PBRSU grants.

Long Term Equity Incentive Compensation

     We grant equity in the form of stock options and restricted stock units to provide long-term incentives for executive officers and other key employees. Vesting of these equity awards is designed to align the interests of our executive officers with those of the stockholders and to provide each individual with a significant incentive to manage the Company from the perspective of an owner and to remain employed by the Company.

     The Compensation Committee determines equity award levels based on market data provided to the Compensation Committee by Radford Surveys and Consulting as well as the peer group study described above. Annual equity awards are granted based on the performance of the executive, the market data results and are typically granted in the form of performance-based grants, time-based grants and options. Any equity granted to employees as promotion or retention awards or to newly hired eligible employees are generally granted on the 15th of the month following the effective date of the promotion, retention or hire, or the first business day thereafter if such day is not a business day, with the exception of the issuance of inducement grants which are granted promptly following the closing of an acquisition or upon hiring of an employee. In the case of options, the exercise price of an option is the closing price of the Company’s common stock on the NASDAQ Stock Market on the date of grant. All stock option grants to Named Executive Officers are granted with an exercise price equal to or above the fair market value of the underlying stock on the date of grant. The Compensation Committee does not grant equity compensation awards in anticipation of the release of material nonpublic information. Similarly, the Company does not time the release of material nonpublic information based on equity award grant dates.

     We have made significant changes to our equity compensation program over the past several years to reduce its dilutive effects. In fiscal 2005, we introduced time-based restricted stock grants with accelerations for achievement of financial targets. In fiscal 2006, we moved to a combination of options, performance-based equity awards and time-based equity awards with a greater emphasis on pay-for-performance. The Compensation Committee believes these equity awards align the interests of the executive officers with the interests of stockholders and reduce dilution. The Compensation Committee also believes these changes increase our ability to retain executives by increasing their opportunity to receive full value equity awards pursuant to restricted stock units, which also help to decrease future exposure to underwater options.

Retirement and Other Benefits

     We offer a 401(k) retirement plan, to provide our employees a tax-advantaged savings plan. We make matching contributions to the plan to encourage employees to save money for their retirement. The plan enhances our ability to attract and retain key employees because it increases the range of benefits we offer to them.

     All of our U.S. employees are entitled to participate in the 401(k) plan. The Company matches fifty percent of the first four percent of eligible compensation that is contributed to the plan. Non-U.S. employees are covered under different retirement plans. The Company match paid to each of the Named Executive Officers is reflected in the All Other Compensation column in the Summary Compensation Table set forth below and detailed in the footnotes.

     We have maintained the Nuance Communications, Inc. Employee Stock Purchase Plan, or the ESPP, since 1995. Eligible employees may elect to contribute between one and twelve percent of their annual cash compensation, on an after-tax basis, to purchase shares of our Common Stock; provided, however, that an employee may not purchase more than 2,000 shares per offering period, or $25,000 of Company stock per year pursuant to Internal Revenue Service restrictions. We issue shares of our Common Stock under the ESPP in six month offering periods to eligible employees at a price that is equal to eighty-five percent of the lower of the common stock’s fair value at the beginning or the end of the offering period.

     We offer an enhanced wellness program to our executive officers to maximize the health of our executive team. This benefit provides for an enhanced annual medical exam for each executive officer.

     Our Named Executive Officers, other than Mr. Ricci, receive a $500,000 term life insurance policy at the Company’s expense which is in addition to the broad-based program that provides term life insurance for all employees in an amount up to the lesser of $500,000 or two times the employee’s base salary. Mr. Ricci receives a $1,000,000 term life insurance policy at the Company’s expense, in addition to the broad-based program described above. The cost of these policies, if applicable, is reflected in the All Other Compensation column in the Summary Compensation Table and detailed in the footnotes.

     All of our employees based in the United States receive long-term disability benefits that provide for payment of sixty percent of their eligible earnings capped at a maximum of $13,000 in disability benefits per month if they are deemed to be unable to work in their own occupation for a period of two years. Beyond the second year, if able, employees will be required to return to work to any position they are suited for based on education and training. We provide for an enhanced disability benefit to our Named Executive Officers that provides for a payment of sixty percent of their eligible earnings capped at a maximum of $18,500 per month, with the exception of Mr. Ricci who is not subject to this maximum amount. In addition, the Named Executive Officers have an enhanced Own Occupation provision that provides for continuation of benefits beyond the two years if they cannot return to their own occupation. The expense associated with this enhanced benefit is reflected in the All Other Compensation column in the Summary Compensation Table and detailed in the footnotes.

     We offer a variety of health and welfare programs to all eligible employees. Our Named Executive Officers generally are eligible for benefit programs on the same basis as the rest of our broad-based employees. The health and welfare programs are intended to encourage a healthy lifestyle and protect employees against catastrophic loss. Our health and welfare programs include medical, wellness, dental, vision, disability, life insurance and accidental death and dismemberment.

Perquisites

     We provide Named Executive Officers with perquisites, including reimbursement for tax and financial planning services and a car allowance, which are reflected in the All Other Compensation column in the Summary Compensation Table and detailed in the footnotes. The Compensation Committee believes these perquisites are reasonable and consistent with the Company’s overall compensation program, because they better enable the Company to attract and retain superior employees for its key positions. The Compensation Committee reviews and approves perquisites provided to the Named Executive Officers.

Executive Severance Policy

     The Compensation Committee has entered in agreements, on behalf of the Company, with certain executive officers and the Chief Executive Officer which provide for certain benefits upon termination of employment. The Company has also adopted severance policies regarding these matters. The severance policy is designed to attract and retain executive officers and to provide replacement income if their employment is terminated because of an involuntary termination other than for cause. Vice Presidents who are designated as participants are eligible to participate in the policy, provided they agree to be bound by all of the restrictions, conditions and limitations under the policy, including a customary covenant not to compete against the Company in cases where such covenants are legally enforceable. The covenant not to compete restricts affected executives from competing against the Company during, and for twelve months after, the period of their employment or up to twenty-four months for Mr. Ricci. In addition, a participating executive must release the Company from any claims relating to the executive’s employment and termination in order to receive severance benefits under the policy. The severance policy provides a lump-sum severance payment upon termination of employment by the Company other than for cause except for Mr. Ricci, who is to be paid severance throughout the non-competition period of eighteen to twenty-four months. Participating executives will receive varying amounts of severance in the form of base salary, bonus and other benefits. Details of these severances arrangements are listed under the ‘Employment, Severance and Change in Control’ section.

Company Severance Plan

     The Company has a standard employee severance benefit plan pursuant to which eligible employees are entitled to receive certain severance benefits in the event of a reduction-in-force.

Tax Considerations

     Section 162(m) of the Internal Revenue Code imposes a $1,000,000 limit on the deductibility of compensation paid to certain executive officers of public companies, unless the compensation meets certain requirements for “performance-based” compensation. In determining executive compensation, the Compensation Committee considers, among other factors, the possible tax consequences to the Company and to the executives. However, tax consequences, including but not limited to tax deductibility by the Company, are subject to many factors (such as changes in the tax laws and regulations or interpretations thereof and the timing and nature of various decisions by executives regarding options and other rights) that are beyond the Compensation Committee’s and the Company’s control. In addition, the Compensation Committee believes that it is important for it to retain maximum flexibility in designing compensation programs that meet its stated objectives. For these reasons, although the Compensation Committee considers tax deductibility as one of the factors in determining executive compensation, it does not necessarily limit compensation to those levels or types of compensation that will be deductible. The Compensation Committee will, of course, consider alternative forms of compensation consistent with our compensation goals, which preserve deductibility as much as possible.

Section 280G of the Internal Revenue Code of 1986

     Section 280G of the Code disallows a Company’s tax deduction for what are defined as “excess parachute payments” and Section 4999 of the Code imposes a twenty percent excise tax on any person who receives excess parachute payments. Under our employment agreement with Mr. Ricci, we will provide Mr. Ricci with tax gross-up payments in the event payments to Mr. Ricci are deemed to be “parachute payments” within the meaning of Section 280G of the Code, subject to a maximum amount of $4,000,000. The Compensation Committee believes that the provision of tax gross-up protection to Mr. Ricci is appropriate and necessary for executive retention and consistent with the current practices of market competitors.

     In the event that a portion of the payout would be classified as an excess parachute payment, in addition to the obligation to pay the gross-up payment, our tax deduction would be disallowed under Section 280G. Please refer to the discussion under “Employment, Severance and Change in Control Agreements” for more detail on Mr. Ricci’s potential gross-up payment.

12280866.7

APPENDIX E
FAIRNESS OPINION

RIDGECREST CAPITAL PARTNERS
700 LARKSPUR LANDING CIRCLE
LARKSPUR, CALIFORNIA 94939
415 925 2710

February 26, 2009

Board of Directors Zi Corporation 840 7 Avenue SW Suite 2100 Calgary, Alberta T2P 3G2 Canada

Ladies and Gentlemen:

You have requested our opinion (the Opinion) as to the fairness from a financial point of view, to the holders of common shares (the “Shares) of Zi Corporation (the “Company), of the $0.69 per Share in cash and shares of Nuance Communications, Inc. (“Nuance) to be received by such holders pursuant to a plan of arrangement involving the Company, the holders of Shares, Nuance Acquisition ULC, and Nuance (the “Plan).

We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Plan (the “Transaction). We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. Neither Ridgecrest Capital Partners Incorporated nor any of the principals thereof owns any securities of the Company.

For the purposes of formulating the Opinion, we have, among other things:

i.	reviewed the Plan and the exhibits thereto;

ii.	reviewed projections of the Companys future financial performance for the remainder of 2009 through 2010 (the “Projected Financial Data) provided by the Company;

iii.

reviewed the audited financial statements of the Company for the year ended December 31, 2007; the unaudited financial statements of the Company for quarters ended March 31, June 30 and September 30, 2008; and draft financial statements for the quarter and the year ended December 31, 2008 (the “Financial Statements);

iv.	held discussions with members of the Companys senior management regarding the past and current business operations, financial condition and future prospects of the Company;

v.	compared the financial performance of the Company with that of certain comparable publicly-traded companies;

vi.	reviewed the financial terms, to the extent publicly available or otherwise available to us, of certain merger and acquisition transactions that we deemed comparable and relevant;

vii.	performed discounted cash flow analyses of the Company; and

viii.	performed other such studies, analyses and inquiries and considered other such information, as we deemed relevant to the Opinion.

Our Opinion is based, in large part, on the Financial Statements and the Projected Financial Data. We have relied without independent verification upon the accuracy and completeness of all of the financial, accounting, legal, tax, operating and other information provided to us by the Company, and that there has been no material adverse change in the business or prospects of the Company since the date of the most recent financial information made available to us; provided, however, that with respect to the Projected Financial Data, all of which has been provided by the management of the Company, we have relied upon assurances of the Company that such data has been prepared in good faith on a reasonable basis reflecting the best currently available estimates and judgments of the Company as to the Companys future financial performance. We express no opinion and have made no investigation with respect to the validity, accuracy or completeness of such information provided to us and do not warrant any projections included in the Projected Financial Data. Actual results that the Company might achieve in the future may vary materially from those reflected in the Projected Financial Data and used in our analysis.

The preparation of a fairness opinion inherently involves various judgments as to appropriate and relevant quantitative and qualitative methods of financial analysis and the application of those methods to the particular circumstances of the transaction in question. As a result, the Opinion is not readily susceptible to summary description. We believe our analysis and the factors utilized in our analysis must be considered as a whole and that considering any portion of such analysis or factors, without considering them as a whole, could create a misleading or incomplete view of the process underlying the preparation of the Opinion.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to the decision of the Board of Directors to recommend the Transaction to the Companys shareholders and does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter.

The Opinion and related materials have been prepared for the use and benefit of the Board of Directors of the Company only and shall not be disclosed publicly or made available to, or relied upon by, any third party without our prior written approval. We assume no obligation to update, revise, or reaffirm the Opinion. We hereby consent to the inclusion of this letter in the Information Circular and Proxy Statement to be sent to the shareholders of the Company, and to the description of this Opinion and reference to our firm name therein.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $0.69 per Share in cash and Nuance shares to be received by the holders of Shares pursuant to the Plan is fair from a financial point of view to such holders.

Very truly yours,

Signed “Ridgecrest Capital Partners Incorporated

RIDGECREST CAPITAL PARTNERS INCORPORATED

APPENDIX F
ABCA DISSENT PROVISIONS

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

	(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

	(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

	(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

	(d)	be continued under the laws of another jurisdiction under section 189, or

	(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

	(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of his right to dissent.

(6)	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

	(a)	by the corporation, or

(b)

by a shareholder if the shareholder has sent an objection to the corporation under subsection (5) to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

	(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

	(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

	(a)	be made on the same terms, and

	(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

	(a)	is not required to give security for costs in respect of an application under subsection (6), and

	(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

	(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

	(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

	(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

	(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

	(f)	the service of documents, and

	(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

	(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

	(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

	(c)	fixing the time within which the corporation must pay that amount to a shareholder.

(14)	On:

	(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

	(c)	the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

	(a)	the shareholder may withdraw the shareholder'sdissent, or

	(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

	(a)	the pronouncement of an order under subsection (13), or

	(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder'sshares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

	(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

	(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

PLEASE DIRECT ALL INQUIRIES TO:

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